mayne

06018452

2 November 2006

Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Madam

Re: Lodgement under Rule 12g3-2(b), Securities Exchange Act 1934

We refer to our application for exemption from SEC registration dated 28 October 2005.

Our company was granted such exemption under Rule 12g3-2(b), Securities Exchange Act 1934. Our SEC File Number for this purpose is 82-34935.

We enclose all information required by Rule 12g3-2(b) in accordance with the terms of our exemption, including all relevant documents since the date of our initial submission. A schedule of these documents is attached.

We intend to provide filings on a quarterly basis in compliance with the above requirement. However, if the information is material, we will notify the SEC promptly.

Sincerely

Dimitri Kiriacoulacos
Vice President Legal & Company Secretary
Mayne Pharma Limited
Telephone: 03 9868 0164
Fax: 03 9868 0166
Email: dimitri.kiriacoulacos@au.maynepharma.com

Schedule 1 – Documents filed with the Australian Stock Exchange (12 September 2006 to 31 October 2006)

Date	Title
31/10/2006	Scheme Meeting Mailing
30/10/2006	Oxaliplatin Update
23/10/2006	Explanatory Memorandum in relation to a recommended acquisition by scheme of arrangement by Hospira
20/10/2006	Release of Explanatory Memorandum & Independent Expert's Report
17/10/2006	Cancellation of executive options
16/10/2006	Annual Report
16/10/2006	Notice of Annual General Meeting
21/9/2006	Scheme Implementation Agreement
21/9/2006	Letter to Shareholders
21/9/2006	Mayne Pharma announces offer from Hospira
21/9/2006	Proposed Acquisition by Hospira Inc - Presentation
20/9/2006	Annual Report
20/9/2006	Full Year Accounts
19/9/2006	Receive approval for Epirubicin in the USA
19/9/2006	Trading Halt
18/9/2006	Mayne Pharma receives approval for Oxaliplatin in the UK
18/9/2006	Appendix 3B – Executive Options
14/9/2006	Change of Director's Interest Notice
14/9/2006	Change of Director's Interest Notice
14/9/2006	Appendix 3B

SCHEDULE 1 – DOCUMENTS FILED WITH THE AUSTRALIAN STOCK EXCHANGE (12 SEPTEMBER 2006 TO 31 OCTOBER 2006)

Index

No.	Date	Title
1	31/10/2006	Scheme Meeting Mailing
2	30/10/2006	Oxaliplatin Update
3	23/10/2006	Explanatory Memorandum in relation to a recommended acquisition by scheme of arrangement by Hospira
4	20/10/2006	Release of Explanatory Memorandum & Independent Expert's Report
5	17/10/2006	Cancellation of executive options
6	16/10/2006	Annual Report
7	16/10/2006	Notice of Annual General Meeting
8	21/9/2006	Scheme Implementation Agreement
9	21/9/2006	Letter to Shareholders
10	21/9/2006	Mayne Pharma announces offer from Hospira
11	21/9/2006	Proposed Acquisition by Hospira Inc - Presentation
12	20/9/2006	Annual Report
13	20/9/2006	Full Year Accounts
14	19/9/2006	Receive approval for Epirubicin in the USA
15	19/9/2006	Trading Halt
16	18/9/2006	Mayne Pharma receives approval for Oxaliplatin in the UK
17	18/9/2006	Appendix 3B – Executive Options
18	14/9/2006	Change of Director's Interest Notice
19	14/9/2006	Change of Director's Interest Notice
20	14/9/2006	Appendix 3B

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2006

TIME: 15:44:11

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme Meeting Mailing

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

mayne

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

31 October 2006

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Scheme Meeting

The shareholder meeting in relation to the recommended acquisition by scheme of arrangement of Mayne Pharma Limited by Hospira will be held on Friday 1 December 2006 at 10.00am at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria.

The following documents will be mailed to shareholders this week:

- Explanatory Memorandum (including Notice of Scheme Meeting)
- Appointment of Proxy Form

The above documents are attached to this letter.

Yours faithfully
Mayne Pharma Limited

DC Kiriacoulacos
Company Secretary

Mayne Pharma Limited
ACN 097 064 330

EXPLANATORY MEMORANDUM

IN RELATION TO A RECOMMENDED ACQUISITION BY SCHEME OF ARRANGEMENT OF ALL OF THE SHARES IN MAYNE PHARMA LIMITED BY HOSPIRA HOLDINGS (S.A.) PTY LIMITED, A WHOLLY OWNED SUBSIDIARY OF HOSPIRA, INC.









THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION. YOU SHOULD READ THIS DOCUMENT IN ITS ENTIRETY PRIOR TO DECIDING WHETHER OR NOT TO VOTE IN FAVOUR OF THE SCHEME. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have recently sold all of your Mayne Pharma shares, please ignore this document.

mayne

Mayne Pharma Limited
ABN 58 097 064 330
GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868
www.maynepharma.com

20 October 2006

Dear shareholder,

Almost exactly a year ago, I wrote to you regarding the proposed demerger of Mayne Pharma Limited from Mayne Group Limited. This proposal was implemented in November 2005 and has created considerable value for shareholders. Immediately prior to the announcement of the demerger, the market capitalisation of Mayne Group Limited was A$2.26 billion. Immediately following the demerger, the market capitalisation of the two demerged entities was A$3.85 billion representing an unlocking of A$1.59 billion in value for shareholders.

In Mayne Pharma's first year as an independent company, we have made substantial progress in implementing our vision to become a global generic and specialty pharmaceutical company focused on the oncology customer. A number of highly qualified professionals have been recruited to the management team, an operational effectiveness program was implemented that is showing positive results and, in June 2006, Mayne Pharma announced the acquisition of US rights to Nipent®, a product for leukaemia and an important first step into the US market for proprietary oncology products.

Mayne Pharma currently has a very strong pipeline of products, including versions of significant pharmaceuticals such as oxaliplatin, gemcitabine, docetaxel and G-CSF. The financial year also ended on a strong note: Mayne Pharma reported pro forma earnings before interest and tax of A$119 million, significantly ahead of the guidance of approximately A$90 million given at the time of the demerger[1].

The value of what we have been creating has not gone unnoticed in our industry. A number of expressions of interest in acquiring Mayne Pharma were received before and following the demerger from Mayne Group Limited, but none of these led to proposals that could be recommended to shareholders. More recently, we received an unsolicited, incomplete and conditional proposal from a party that the Mayne Pharma Board felt needed to be tested further.

This led to a due diligence process, which Mayne Pharma and its advisers conducted with a limited number of interested parties, to determine whether a change of control would provide superior value to shareholders than remaining independent.

At the conclusion of this process, on 21 September 2006 Mayne Pharma announced that it had entered into a scheme implementation agreement with Hospira, Inc., a US based specialty pharmaceutical and medication delivery company. Pursuant to this agreement, it is proposed that Hospira, Inc., through a wholly owned subsidiary, will acquire all of the issued shares in Mayne Pharma for A$4.10 in cash per share by means of a scheme of arrangement (the "**Hospira Offer**"). The price of A$4.10 per share:

- represents a 37.1% premium to the volume weighted average price of A$2.99 for Mayne Pharma shares for the five days ending 18 September 2006 (when trading in Mayne Pharma shares was temporarily halted pending the announcement of the Hospira Offer); and
- represents a 50.0% premium to the volume weighted average price of A$2.73 for Mayne Pharma shares since the demerger on 18 November 2005.

Immediately prior to Mayne Group Limited's announcement of its intention to demerge, the market capitalisation of the whole Mayne Group Limited, including the businesses which subsequently became Symbion Health Limited and Mayne Pharma, was A$2.26 billion. Hospira's Offer values Mayne Pharma alone at more than A$2.6 billion. The offer represents certain value for Mayne Pharma shareholders of A$4.10 per share, compared with a volume-weighted average price of A$2.73 in the 10 months following the demerger. While the Mayne Pharma Board believes that continuing to remain independent would provide the opportunity to deliver incremental value to shareholders over the value implied by Mayne Pharma's share price prior to the announcement of the Hospira Offer, that course would entail significantly greater risk.

Accordingly, the Mayne Pharma Board believes Hospira's Offer represents excellent value and that, in the absence of a Superior Proposal, the Hospira Offer is in the best interest of shareholders. Your board therefore unanimously recommends that you vote in favour of the resolution to implement the Hospira Offer, in the absence of a Superior Proposal. All Directors intend to vote in favour of the resolution in relation to the Mayne Pharma shares held or controlled by them, in the absence of a Superior Proposal. The Directors who hold Mayne Pharma options also intend to agree to the cancellation of those options, in the absence of a Superior Proposal. In return they will receive an amount per option equal to the sum by which A$4.10 exceeds the relevant option exercise price.

The Mayne Pharma Board has also appointed an independent expert, Grant Samuel, to review the Hospira Offer. Grant Samuel values Mayne Pharma in the range of A$3.73-A$4.19 per share and states in its report:

> "The valuation of Mayne Pharma in the range $3.73-$4.19 per share incorporates expectations of very strong earnings growth for Mayne Pharma. The valuation also reflects the material synergies that should be available to potential acquirers of Mayne Pharma. Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or some similar change of control transaction. In Grant Samuel's view, Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal). Accordingly, Grant Samuel has concluded that the Scheme is in the best interests of Mayne Pharma shareholders."

Grant Samuel's report is set out in its entirety in Section 7 of this document.

The scheme of arrangement requires the approval of Mayne Pharma's shareholders and the Supreme Court of Victoria.

Shareholders can either vote in person or by proxy (by completing and returning the proxy form included with this document) at the meeting commencing at 10.00am (Melbourne time) on Friday, 1 December 2006.

This document contains important information to help you make an informed decision about how to vote on the resolution to implement the Hospira Offer. I urge you to read it carefully.

If you have any questions about the Hospira Offer, please contact the Mayne Pharma shareholder information line on 1800 600 400 (within Australia only) or +612 9207 3691 (International) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday. On behalf of your Directors, I look forward to seeing you on 1 December 2006.

Yours sincerely,

Peter Willcox

Peter Willcox
Chairman

Note:
1. Pro forma earnings before interest and tax excludes all significant items and includes normalisation adjustments to include results of operations at Salisbury for the full 12 month period and to reflect the cost of operating as an independent company.

Your vote

Scheme Meeting

The Scheme Meeting will be held at 10.00am on Friday, 1 December 2006 at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006.

For the Scheme to proceed, it must be approved by a majority in number of Mayne Pharma shareholders present and voting at the Scheme Meeting (in person, by attorney, by proxy or, in the case of corporations, by authorised representative) and by at least 75% of the total number of Mayne Pharma shares voted at the Scheme Meeting. Mayne Pharma shareholders will be eligible to vote at the Scheme Meeting if they are registered as a shareholder on the Register at 7.00pm on Wednesday, 29 November 2006.

What should you do?

Read this document and the accompanying notice of meeting carefully.

If you have any questions consult your financial, legal or other professional adviser or call the Mayne Pharma shareholder information line on 1800 600 400 (within Australia only) or +61 2 9207 3691 (International) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday.

Your Directors believe the Scheme is a matter of importance for all Mayne Pharma shareholders and therefore urge you to vote on the Scheme.

Entitlement to vote

Mayne Pharma shareholders who are registered on the Register at 7.00pm on 29 November 2006 may vote at the Scheme Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

How to vote in person

If you are entitled to vote and wish to do so in person, you should attend the Scheme Meeting to be held at 10.00am on 1 December 2006 at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006.

Please bring your meeting registration forms with you to facilitate admission to the meeting. The meeting registration form for the Scheme Meeting is the Proxy Form included with this document. If you are attending as an attorney, you should bring the original power of attorney or a certified copy, unless Mayne Pharma has already noted it. If you are attending as a corporate representative, please bring evidence of your authority.

How to vote by proxy

A Proxy Form is included with this document. If you wish to appoint a proxy to attend and vote at the Scheme Meeting, complete part A of the Proxy Form.

Your Proxy Form must be:

- sent to the Mayne Pharma Share Registry (for Australian resident Mayne Pharma shareholders, using the reply paid envelope included with this document at Reply Paid 1524, Sydney South, NSW 1234, and for non-Australian resident Mayne Pharma shareholders using the return address envelope included with this document at Locked Bag A14, Sydney South, 1235);
- faxed to (02) 9287 0309 from within Australia or +612 9287 0309 from overseas; or
- sent to Mayne Pharma's registered office at Level 3, 390 St Kilda Road, Melbourne, VIC 3004,

so that it is received by no later than 10.00am on 29 November 2006.

If an attorney signs a Proxy Form on your behalf, a copy of the authority under which the Proxy Form was signed must be received by the Mayne Pharma Share Registry at the same time as the Proxy Form (unless you have already provided a copy of the authority to Mayne Pharma).

If you complete and return a Proxy Form, you may still attend the meeting in person, revoke the proxy and vote at the meeting.

1

KEY FEATURES OF THE SCHEME

1.1 Overview

On 21 September 2006 Mayne Pharma and Hospira announced the proposed acquisition of Mayne Pharma by Hospira, Inc. through Hospira, a wholly owned subsidiary of Hospira, Inc.

The proposed transaction will be implemented by way of a scheme of arrangement to be approved by Mayne Pharma shareholders. If the Scheme is implemented, Mayne Pharma will become a wholly owned subsidiary of Hospira and will be delisted from the ASX.

1.2 What you will receive if the Scheme is implemented

If the Scheme proceeds, Mayne Pharma shareholders will receive A$4.10 cash from Hospira for each Mayne Pharma share held as at the Record Date.

Under the terms of the Implementation Agreement, the consideration for your Mayne Pharma shares must be paid by Hospira on the Implementation Date. This is expected to occur on 20 December 2006.

1.3 Directors' recommendation

The Directors unanimously recommend that, in the absence of a Superior Proposal, Mayne Pharma shareholders vote in favour of the Scheme.

The reasons for this recommendation and other matters that you may wish to take into consideration are set out in Section 2 of this document.

1.4 Independent Expert's opinion

Mayne Pharma appointed Grant Samuel to prepare a report on the Hospira Offer. That report concludes that the Scheme Consideration is fair, and that the Scheme is in the best interests of Mayne Pharma shareholders.

That report is set out in full in Section 7 of this document.

1.5 Key steps to implement the Hospira Offer and approvals required

The key steps to implement the Hospira Offer are as follows:

- Mayne Pharma shareholders will vote on whether to approve the Scheme at the Scheme Meeting;
- if the required majority of shareholders approves the Scheme, then Mayne Pharma will apply to the Court to approve the Scheme at the Second Court Hearing (expected to be held on 8 December 2006);
- if the Court approves the Scheme, and all conditions to the Scheme have been satisfied or waived, Mayne Pharma will lodge with ASIC an office copy of the Court order approving the Scheme. Mayne Pharma intends to lodge this with ASIC on 8 December 2006;
- with effect from the Business Day following the day on which the office copy of the Court order is lodged with ASIC, Mayne Pharma shares will be suspended from trading on ASX;
- on the Implementation Date, Hospira will acquire all existing Mayne Pharma shares, and will despatch cheques for the Scheme Consideration (expected to occur on 20 December 2006); and
- with effect from the Business Day following the Implementation Date, Mayne Pharma will apply for termination of the official quotation of Mayne Pharma shares on ASX and to have itself removed from the official list of the ASX.

Section 4 of this document contains further details of the Scheme, including the approvals required in order for the Scheme to proceed.

All dates referred to in this Section 1.5 are indicative only and may be varied as described on page 1 of this document.

1.6 Conditions precedent

Implementation of the Scheme is subject to a number of conditions precedent which are summarised in Section 4.10 of this document and set out in full in clause 3 of the Implementation Agreement (a copy of which forms Section 8 of this document).

1.7 Exclusivity arrangements

Mayne Pharma has agreed in the Implementation Agreement that it will comply with certain restrictions in relation to soliciting alternative proposals or competing transactions with third parties, and responding to approaches by third parties or allowing them to conduct due diligence in relation to Mayne Pharma.

Further details about these arrangements are set out in Section 4.10 of this document and the restrictions are set out in full in clause 7 of the Implementation Agreement.

1.8 Break Fee

Mayne Pharma has agreed under the Implementation Agreement to pay the Break Fee to Hospira in certain circumstances. The Break Fee is an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma shares outstanding as at the date of the Implementation Agreement), and equals approximately A$26.3 million.

Further details about the Break Fee are set out in Section 4.10 of this document and the relevant provisions are set out in full in clause 7 of the Implementation Agreement.

1.9 Taxation implications

A general guide to the taxation implications of the Hospira Offer is set out in Section 6 of this document. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any shareholder.

1.10 Action to be taken by shareholders

You should read this document in its entirety. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser.

Details of your entitlement to vote at the Scheme Meeting and instructions on how to vote are set out on page 4 above and in the notice of meeting, which is set out at page 128 of this document.

1.11 Further information for shareholders

If you have any further questions concerning the Hospira Offer, please consult your financial, legal, or other professional adviser or call the Mayne Pharma shareholder information line on 1800 600 400 (within Australia only) or +612 9207 3691 (International) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday.

2

RECOMMENDATIONS AND MATTERS RELEVANT TO YOUR VOTE

2.1 Directors' recommendation

The Directors of Mayne Pharma unanimously recommend that, in the absence of a Superior Proposal, you vote in favour of the Scheme at the Scheme Meeting. The Directors unanimously believe that, for the reasons set out below, the Scheme is in the best interests of Mayne Pharma shareholders.

In the absence of a Superior Proposal, each of the Directors intends to vote in favour of the Scheme at the Scheme Meeting in relation to Mayne Pharma shares held or controlled by them. Each of the Directors who holds Mayne Pharma options intends to agree to the cancellation of those options for the Option Price, in the absence of a Superior Proposal. The interests of Directors in Mayne Pharma shares and options are set out in Section 5.7 of this document.

The Directors believe that the reasons for Mayne Pharma shareholders to vote in favour of the Scheme outweigh the reasons to vote against the Scheme, in the absence of a Superior Proposal. These reasons and other relevant considerations are set out below. You should also read the Independent Expert's report which is set out in full in Section 7 of this document.

2.2 Reasons to vote in favour of the Scheme

The key reasons for the Directors' recommendation that, in the absence of a Superior Proposal, you vote in favour of the Scheme include the following:

(a) The Scheme Consideration represents a significant premium to historical Mayne Pharma share prices

Shareholders will receive A$4.10 in cash for each Mayne Pharma share that they own as at the Record Date. The Scheme Consideration represents:

- a 37.1% premium to Mayne Pharma's volume weighted average price of Mayne Pharma's shares sold on the ASX in the five trading days to Monday, 18 September 2006 (when trading in Mayne Pharma shares was temporarily halted pending the announcement of the Hospira Offer);
- a 50.0% premium to the volume weighted average price of Mayne Pharma's shares sold on the ASX since the demerger from Mayne Group Limited; and
- a 53.0% premium to Mayne Pharma's share price immediately following the demerger.

As the chart below shows, the Scheme Consideration also represents a significant premium to the highest daily closing price of Mayne Pharma shares since its demerger.


A$4.40
A$4.20
A$4.00
A$3.80
A$3.60
A$3.40
A$3.20
A$3.00
A$2.80
A$2.60
A$2.40
A$2.20
A$2.00
Scheme Consideration – A$4.10
37.1%
01 Nov 05
01 Dec 05
01 Jan 06
01 Feb 06
01 Mar 06
01 Apr 06
01 May 06
01 Jun 06
01 Jul 06
01 Aug 06
01 Sep 06

Note:
The 37.1% premium is to the volume weighted average price in the five trading days to 18 September 2006.

(b) The earnings multiple implied by the Scheme Consideration is favourable compared to precedent acquisitions

The value which Mayne Pharma shareholders will receive as consideration under the Scheme compares favourably with previous acquisitions of generic pharmaceutical businesses, based on earnings adjusted for the immediate expensing of all research and development expenditure. The implied 2006 EBITDA multiple[1] being paid by Hospira for Mayne Pharma is 17.9x, based on pro forma EBITDA[2] for the financial year to 30 June 2006, adjusted for capitalised research and development expenditure of A$29.08 million (to allow comparison with precedent transactions)[3].

Grant Samuel states in its report:

> "If Mayne Pharma's earnings are adjusted for the immediate expensing of all research and development expenditure, the earnings multiples implied by the valuation range for Mayne Pharma appear high by comparison with the multiples implied by both the comparable transactions and the share prices of comparable companies."

Further information in relation to the assessment of implied multiples can be found in Part 5.3 of Grant Samuel's report.

(c) Shareholders will receive certain and immediate value for their investment

If Mayne Pharma shareholders and the Court approve the Scheme, the Scheme Consideration of A$4.10 cash per Mayne Pharma share will provide certain and immediate value to Mayne Pharma shareholders. Grant Samuel has concluded in their Independent Expert's report that the certainty delivered by the Hospira Offer of A$4.10 cash per share is highly attractive.

(d) The Scheme Consideration is towards the top end of the Independent Expert's valuation range and is fair

The Independent Expert appointed by the Directors has valued Mayne Pharma shares in the range of A$3.73 to A$4.19 per share. The expert states in its report that:

> "Grant Samuel has valued Mayne Pharma in the range of $3.73 to $4.19 per share. The valuation represents the full underlying value of Mayne Pharma's business operations and includes a premium for control. The valuation reflects expectations of high rates of growth and the synergies that should be available to acquirers of Mayne Pharma. The Hospira Offer is $4.10 cash per share, towards the top end of Grant Samuel's valuation range. Accordingly, in Grant Samuel's view, the Hospira Offer is fair."

(e) The Hospira Offer is in the best interests of Mayne Pharma shareholders

The Mayne Pharma Board believes that Hospira's Offer represents excellent value and that, in the absence of a Superior Proposal, the Hospira Offer is in the best interest of shareholders.

The Independent Expert states that its valuation range of A$3.73 to A$4.19 per Mayne Pharma share incorporates expectations of strong earnings growth for Mayne Pharma and the material synergies that should be available to potential acquirers of Mayne Pharma, and that Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or another similar change of control transaction.

The Independent Expert concludes that Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal) and, accordingly, the Independent Expert has concluded that the Scheme is in the best interests of Mayne Pharma shareholders.

2.3 Possible reasons not to vote in favour of the Scheme

Although the Scheme is recommended by your Directors (in the absence of a Superior Proposal), and the Independent Expert has concluded that the Scheme is in the best interests of Mayne Pharma shareholders, factors which may lead you to consider voting against the Scheme include the following:

(a) Scheme Consideration

You may hold a different view to the Directors and the Independent Expert and believe that the Scheme Consideration of A$4.10 per Mayne Pharma share is inadequate.

(b) Loss of exposure to Mayne Pharma's current and future growth assets

Hospira is offering to acquire Mayne Pharma shares for A$4.10 per share in cash under the Scheme. If the Scheme is implemented, Mayne Pharma shareholders will no longer participate in the future performance of the company. This will mean that shareholders will not retain any exposure to Mayne Pharma's assets or have the potential to share in the value that could be generated by Mayne Pharma in the future through the successful implementation of its strategies.

(c) Future dividends

If the Scheme is implemented, Mayne Pharma shareholders will not have the opportunity to receive future dividends from Mayne Pharma.

(d) Tax consequences

Implementation of the Scheme may have tax consequences for Mayne Pharma shareholders. A general guide to the taxation implications of the Hospira Offer is set out in Section 6 of this document. This guide is expressed in general terms and individual Mayne Pharma shareholders should seek professional advice regarding the tax consequences applicable to their own circumstances.

Notes:

1 EBITDA multiple means the transaction value divided by pro forma earnings before net interest, income tax depreciation, amortisation and significant items.

2 Pro forma EBITDA means the earnings before net interest, income tax, depreciation and amortisation, excluding all significant items and including normalisation adjustments to include results of operations at Salisbury for the full 12 month period and to reflect the cost of operating as an independent company.

3 If a further adjustment were made for the Mulgrave restructuring charges of A$4.662 million, the implied multiple would be 17.4x.

2.4 Other relevant considerations

(a) Implications of a failure to approve the Scheme

If the Scheme is not approved by Mayne Pharma shareholders or the Court, Mayne Pharma shareholders will retain their shares in Mayne Pharma. Under this scenario, and in the absence of a superior offer, the market price for Mayne Pharma shares is likely to fall.

Grant Samuel states in its report:

> "In the absence of the Scheme or speculation regarding some similar corporate transaction, it is likely that the Mayne Pharma share price would fall significantly. While Mayne Pharma shares traded at around $3.00 prior to the announcement of the Scheme, it is conceivable, in the absence of speculation regarding a change of control transaction, that the Mayne Pharma share price could fall below this level."

(b) The Scheme may be implemented even if you vote against it

You should be aware that even if you do not vote, or you vote against the Scheme, the Scheme will still be implemented if it is approved by the requisite majority of Mayne Pharma shareholders and the Court. If this occurs, your Mayne Pharma shares will be transferred to Hospira and you will receive A$4.10 cash per Mayne Pharma share even though you did not vote on, or voted against, the Scheme.

(c) Conditionality of the Scheme

The implementation of the Scheme is subject to a number of conditions, including:

- FIRB and antitrust approvals and clearances, including the termination or expiry of the waiting period and any extension thereof applicable to the Scheme under the HSR Act;
- no material adverse change or prescribed occurrence occurring in relation to Mayne Pharma; and
- Mayne Pharma shareholder and Court approvals of the Scheme.

These conditions are summarised in Section 4.10 of this document and set out in full in clause 3 of the Implementation Agreement (a copy of which forms Section 8 of this document).

(d) No sale costs

Shareholders will not be required to pay brokerage or stamp duty on the disposal of their Mayne Pharma shares in connection with the Scheme.

(e) No more favourable proposal from another party has emerged

The Mayne Pharma Board believes that the Hospira Offer will deliver greater value to Mayne Pharma shareholders than any other proposal received as a result of the due diligence process conducted by the Company and its advisers with a limited number of interested parties earlier this year. As at the date of this document, no more favourable proposal from another party has been forthcoming for your Mayne Pharma shares.

(f) The Mayne Pharma Board has considered available alternatives

The Mayne Pharma Board has also considered a number of other options including a redomicile of Mayne Pharma and the listing of Mayne Pharma on the ASX and the London Stock Exchange, and seeking a listing of Mayne Pharma on several other stock exchanges, with or without a secondary or full listing on ASX.

The Mayne Pharma Board believes that the Hospira Offer will deliver greater value to Mayne Pharma shareholders than the alternative options considered by the Board. While the Mayne Pharma Board believes that continuing to remain independent would provide the opportunity to deliver incremental value to shareholders over the value implied by Mayne Pharma's share price prior to the announcement of the Hospira Offer, that course would entail significantly greater risk.

3

INFORMATION ON HOSPIRA

The information concerning Hospira and Hospira, Inc. in this Section 3 has been provided by Hospira and is the responsibility of Hospira. Mayne Pharma does not assume any responsibility for the accuracy or completeness of this information.

Conversions from US$ to A$ have been calculated on an exchange rate of A$1.00:US$0.75.

3.1 Hospira group

(a) Hospira, Inc.

Overview

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. Hospira, Inc. is a leader in the development, manufacture and marketing of specialty injectable pharmaceuticals and medication delivery systems that deliver drugs and intravenous fluids. Hospira, Inc. is also a leading provider of contract manufacturing services to pharmaceutical and biotechnology companies for formulation development, and filling and finishing of injectable pharmaceuticals.

With over 70 years of service to the hospital industry, Hospira, Inc.'s portfolio is one of the broadest in the healthcare industry and is used by hospitals and non-hospital healthcare providers, such as clinics, home healthcare providers and long-term care facilities.

In 2005, Hospira, Inc.'s net sales were US$2.63 billion (A$3.5 billion), generating net income of US$235.6 million (A$314.1 million). The United States is the largest market for Hospira, Inc.'s products and accounted for approximately 83% of 2005 sales, with the balance of sales generated by Hospira, Inc.'s operations outside the United States.

Headquartered in Lake Forest, Illinois, north of Chicago, U.S.A., Hospira, Inc. has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira, Inc. is listed on the New York Stock Exchange under the ticker symbol HSP and, as of 29 September 2006, had a market capitalisation of US$5.9 billion (A$7.9 billion).

Further information about Hospira, Inc. can be found at www.hospira.com.

Hospira, Inc. has two wholly owned subsidiaries in Australia, being Hospira Pty Limited and Hospira. Hospira Pty Limited carries on the business of the sale of Hospira, Inc.'s products in Australia. The activities of Hospira are described in Section 3.1(b) below.

Directors

The board of directors for Hospira, Inc. is comprised of the following members.

David A. Jones
Chairman

Mr. Jones is the Chairman of Hospira, Inc.'s board of directors. He is a co-founder of Humana Inc., a provider of health insurance products and related services, and served as its Chairman and Chief Executive Officer since its organisation in 1961 until he retired as Chief Executive Officer in 1997. In 1999, Mr. Jones resumed his responsibilities as Chief Executive Officer and held that position until 2000, when he resumed the position of Chairman. Mr. Jones retired as Chairman of Humana in 2005.

Christopher B. Begley
Chief Executive Officer

Mr. Begley is Hospira, Inc.'s Chief Executive Officer. Prior to his becoming Chief Executive Officer, Mr. Begley provided 18 years of service to Abbott Laboratories, and was Abbott's Senior Vice President, Hospital Products, between 2000 and 2004. Prior to his appointment as Senior Vice President, Hospital Products, Mr. Begley served as Abbott's Senior Vice President, Chemical and Agricultural Products from 1999 to 2000, Vice President, Abbott Health Systems, from 1998 to 1999, and Vice President, MediSense Operations, in 1998. Mr. Begley also serves as a director of Children's Memorial Hospital (Chicago), The Executives Club of Chicago and AdvaMed.

Irving W. Bailey II
Director

Mr. Bailey is a Senior Advisor to Chrysalis Ventures, a private equity management firm, since January 2005. He served as a Managing Director of Chrysalis Ventures from June 2001 to January 2005. Mr. Bailey served as President of Bailey Capital Corporation, also a private equity management firm, from January 1998 to June 2001, and as Chief Executive Officer of Providian Corporation, an insurance and diversified financial services company, from 1988 to 1997. Mr. Bailey also serves as a director of AEGON, N.V. and Computer Sciences Corporation.

Connie R. Curran, R.N., Ed. D.
Director

Dr. Curran is President of Curran Associates, a healthcare consulting firm. She is the former Executive Director of C-Change, formerly the National Dialogue on Cancer, a health advocacy organisation, serving in that role from 2003 to July 2006. From 1995 to 2000, Dr. Curran served as President and Chief Executive Officer of CurranCare, LLC, a healthcare consulting company. Upon the acquisition of CurranCare by Cardinal Health Consulting Services in November 2000, Dr. Curran served as President of Cardinal Health Consulting Services, a consulting company with expertise in surgical services, hospital operations, case management and home care, until February 2002. Dr. Curran has served as Vice President of the American Hospital Association and Dean at the Medical College of Wisconsin. Dr. Curran also serves as a director of CardioDynamics International Corp. and DeVry, Inc.

Ronald A. Matricaria
Director

Mr. Matricaria is the former Chairman, Chief Executive Officer and President of St. Jude Medical, Inc., a developer, manufacturer and distributor of cardiovascular medical devices, serving in those roles at various times between April 1993 and December 2002, when he retired from the St. Jude board. Mr. Matricaria currently serves as the non-executive Chairman of the board of directors of Haemonetics Corporation and is a director of Invitrogen Corp. and VistaCare, Inc.

Jacque J. Sokolov, M.D.
Director

Dr. Sokolov is the Chairman and a Senior Partner of Sokolov, Sokolov, Burgess, a national healthcare management consulting, project development and investment firm. Dr. Sokolov previously served as Chairman of Coastal Physician Group, Inc., which later became PhyAmerica Physician Group, Inc., from 1994 until 1997 and as Vice President and Chief Medical Officer for Southern California Edison from 1989 until 1992. Dr. Sokolov also serves as a director of MedCath Corporation.

John C. Staley
Director

Mr. Staley is the former Managing Partner of the Lake Michigan Area of Ernst & Young LLP, a public accounting firm, a position that he held from 1985 to his retirement in June 2001. Mr. Staley serves as a director of eLoyalty Corporation and is also a member of, and the former Chairman of, the Board of Trustees of DePaul University.

Mark F. Wheeler, M.D., M.P.H
Director

Dr. Wheeler is the Acting Vice President Engineering, Centricity Enterprise Business Unit, of General Electric Company, a diversified technology, media and financial services company. He served as chief technical architect of IDX Systems Corporation, a healthcare information technology services provider, from 1997 until December 2005, when IDX was acquired by General Electric, and served on IDX's board of directors from 1999 through the acquisition. Dr. Wheeler co-founded PHAMIS, Inc. in 1981 and served as its Director of Research and Development from its founding until its acquisition by IDX in 1997.

(b) Hospira

Overview

Hospira is a wholly owned subsidiary of Hospira, Inc. and is an Australian proprietary company incorporated on 9 August 2006. Hospira is the entity that will acquire 100% of the Scheme Shares upon approval of the Scheme. Hospira does not undertake any trading activities, and acts solely as a holding company.

On 15 August 2006, Hospira made an off-market takeover bid for BresaGen. BresaGen is a biotech company based in Adelaide, South Australia, committed to the commercial development of protein and peptide therapeutics. The takeover bid values BresaGen at approximately A$20 million. As at 5 October 2006, Hospira had received acceptances in respect of more than 90% of the issued shares of BresaGen and intends to commence the process of compulsorily acquiring the remaining shares.

Directors

Terrence C. Kearney

Mr. Kearney is the Chief Operating Officer of Hospira, Inc.

Mr. Kearney served as Hospira, Inc.'s Senior Vice President, Finance, and Chief Financial Officer from 2004 to April 2006. Prior to 2004, he served for 24 years in various positions at Abbott Laboratories, including Vice President and Treasurer.

Mark G. Baker

Mark Baker is the Country Manager of Hospira Australia Pty Ltd.

Mr. Baker has more than 26 years of broad healthcare experience and has been involved in numerous aspects of commercial healthcare operations.

3.2 Operations of Hospira, Inc.

(a) Overview

Hospira, Inc.'s portfolio of products is divided into five main product lines:

- specialty injectable pharmaceuticals;
- medication delivery systems;
- injectable pharmaceutical contract manufacturing services;
- other products, including critical care devices; and
- sales of Hospira, Inc.'s products to markets outside the United States (International).

(b) Specialty injectable pharmaceuticals

The specialty injectable pharmaceuticals product line primarily consists of generic injectable pharmaceuticals, which provide customers with a lower cost alternative to branded products. Hospira, Inc. offers more than 130 generic injectable products in over 600 dosages and formulations. These drugs' therapeutic areas include cardiovascular, anaesthesia, anti-infectives, analgesics, emergency and other therapeutic segments.

(c) Medication delivery systems

Medication delivery systems is divided into two types of products:

- medication management systems, which includes electronic infusion pumps, software and related disposable sets for intravenous drug delivery, and patient-controlled analgesia pumps for pain management; and
- infusion therapy solutions and products, such as large intravenous solutions, parenteral nutritionals and disposable administration sets.

(d) Injectable pharmaceutical contract manufacturing

Through its One 2 One manufacturing services group, Hospira, Inc. provides contract manufacturing services for formulation development, filling and finishing of injectable drugs worldwide. Hospira, Inc. works with its customers to develop stable injectable forms of their drugs, and then assists with filling the drugs into the containers and the packaging selected. The customer then sells the finished product under its own label. One 2 One serves numerous customers, including many of the world's largest pharmaceutical companies.

(e) Other products, including critical care devices

Hospira, Inc.'s critical care devices include invasive blood-pressure monitoring and closed blood-sampling kits, cardiac catheters and angiography kits, and brain-function monitoring systems. This product line also encompasses the sale of Hospira, Inc.'s products to non-hospital healthcare providers such as clinics, home healthcare providers and long-term care facilities.

(f) Sales of Hospira, Inc.'s products to markets outside the United States (International)

Hospira, Inc. offers similar products to its international clients as are sold to clients domiciled in the United States. Hospira, Inc. assesses its product portfolio and international markets on a country by country basis in an effort to determine those countries that provide the greatest potential for growth. Hospira, Inc. has established a direct commercial infrastructure in countries that offer the most initial potential, while offering its products through distributors in other countries.

3.3 Funding arrangements

The consideration offered to Mayne Pharma shareholders under the Scheme is A$4.10 in cash per Scheme Share. As at 20 September 2006, Mayne Pharma had 640,655,416 shares on issue. The total amount payable for all these Scheme Shares, assuming the Scheme becomes effective, is the Aggregate Consideration: namely, the Scheme Consideration multiplied by the number of Scheme Shares. This is expected to equal A$2,626,687,206.

The Aggregate Consideration does not take into account any Mayne Pharma shares that may be issued due to the exercise of Mayne Pharma options prior to the Record Date. If Hospira were to acquire either all the Mayne Pharma options or all the new Mayne Pharma shares resulting from the exercise of the Mayne Pharma options, it is expected that the additional acquisition cost will not exceed A$47,970,000 (if the price at which the shares are

acquired is the full Scheme Consideration of A$4.10). If all of the relevant Mayne Pharma option holders agree to the cancellation of their options for the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma option, the payment to be made by Hospira for the cancellation of the options is expected to total A$16,200,000.

The Acquisition Loans and Hospira, Inc.'s cash on hand are sufficient to pay the Aggregate Consideration as well as any increase in the Aggregate Consideration that may become payable arising from the issue of new Mayne Pharma shares following the exercise of any or all of the Mayne Pharma options prior to the Record Date, or from acquiring Mayne Pharma options.

Hospira, Inc. has secured a financing commitment from the Lead Arrangers.

Hospira, Inc. and the Lead Arrangers entered into the Commitment Letter whereby the Lead Arrangers agreed to make the Acquisition Loans available to Hospira, Inc. on the terms and conditions described below.

(a) Sources and uses of funds

To finance the Aggregate Consideration Hospira, Inc. will borrow the Acquisition Loans. The net cash proceeds from the Acquisition Loans, together with approximately US$100 million cash on hand held by Hospira, Inc., will provide sufficient funding for the acquisition of all the Scheme Shares and pay fees and expenses incurred in connection with the Scheme.

The Lead Arrangers may provide the Acquisition Loans to Hospira, Inc. and/or Hospira. In the event that Hospira is a borrower of any part of the Acquisition Loans, all loans made to Hospira will be fully guaranteed by Hospira, Inc. The Lead Arrangers are permitted to designate one or more assignees to undertake any of the commitments under the Commitment Letter as agents or co-agents.

Hospira, Inc.'s overall funding arrangements in relation to the payment of the Aggregate Consideration may be summarised as follows:

Sources	US$	A$ (approx.)
Bridge Loans	1,425,000,000	1,900,000,000
Term Loans	500,000,000	666,700,000
Cash on hand	106,100,000	141,500,000
Total	**2,031,100,000**	**2,708,200,000**

Uses	US$	A$ (approx.)
Purchase of equity	1,995,300,000	2,660,400,000
Refinancing of existing debt of Mayne Pharma	10,400,000	13,900,000
Transaction fees and expenses	25,400,000	33,900,000
Total	**2,031,100,000**	**2,708,200,000**

The Acquisition Loans will only be used to pay the Aggregate Consideration. The Acquisition Loans will not be applied to the BresaGen transaction described above at Section 3.1(b).

(b) Summary of key terms of the Acquisition Loans

The availability of the Acquisition Loans to fund the Aggregate Consideration is subject to a number of conditions precedent that must be satisfied by 8.00am Sydney, Australia time, on the Second Court Date. The conditions precedent to draw-down under the Acquisition Loans (as set out in the final loan documentation) will include that:

- the final terms and conditions of the Scheme shall be as described in the Commitment Letter;
- all documentation relating to the Acquisition Loans, including one or more credit arrangements, have been executed and delivered by Hospira, Inc.;
- no material adverse change occurs with respect to Mayne Pharma (which will be on equivalent terms to the material adverse change condition included in the Implementation Agreement for the benefit of Hospira, Inc.);
- receipt of customary closing deliveries by the Lenders;
- there is no default under any of the loan documentation. Events of default will include change in control, insolvency, failure to comply with payment and other obligations as well as breach of certain material covenants;
- certain warranties of Hospira, Inc. under the loan documentation being true and correct. The only warranties relating to Hospira, Inc., its subsidiaries and their businesses, the making of which shall be a condition to availability of the Acquisition Loans shall be those that relate to matters which are within the control of Hospira, Inc. (which, in any event, shall not include any warranty relating to the absence of a material adverse change or absence of material litigation). Further, the only warranties relating to Mayne Pharma, its subsidiaries and their businesses, the making of which shall be a condition to the availability of the Acquisition Loans shall be such of the warranties made by Mayne Pharma in the Implementation Agreement as are material to the interests of the Lenders but only to the extent that Hospira, Inc. or Hospira has the right to terminate its obligations under the Implementation Agreement as a result of a breach of such warranties in the Implementation Agreement;
- all accrued fees and expenses of the Lead Arrangers, agents and the Lenders have been paid; and
- Hospira, Inc. and its subsidiaries have not offered, placed or sold any other debt securities that could reasonably be expected to impair the Lenders' ability to syndicate the Acquisition Loans.

At the date of this document, Hospira, Inc. intends to procure the satisfaction of all of the conditions precedent to the draw-down of the Acquisition Loans and is not aware of any reason why any of the conditions precedent will not be satisfied in time to allow the proceeds to be available to pay the Aggregate Consideration on and when it is due under the terms of the Scheme.

The final loan documentation that is to be executed by the relevant parties will include customary covenants and warranties in transactions of this nature given by Hospira, Inc., as well as covenants and warranties that are specific to transactions of this type, including a customary list of events of default.

(c) Hospira

Under the Commitment Letter, Hospira, Inc. may direct that the moneys be lent directly from the Lenders to either Hospira, Inc. or Hospira. Accordingly, either Hospira will borrow the moneys from the Lenders or Hospira, Inc. will immediately and without conditions lend the moneys to Hospira.

3.4 Hospira, Inc.'s intentions for the business, assets and employees of Mayne Pharma

(a) General approach

The following sets out Hospira, Inc.'s present intentions with respect to:

- the continuation of the business of Mayne Pharma;
- any major changes to be made to the business of Mayne Pharma, including any redeployment of the fixed assets of Mayne Pharma;
- the future employment of the present employees of Mayne Pharma; and
- the removal of Mayne Pharma from the official list of the ASX.

The intentions indicated below are based on the facts and information that have been made available to Hospira, Inc. concerning Mayne Pharma at the date of this document.

Hospira, Inc. will undertake a more detailed review of the assets and business of Mayne Pharma after completion of the Scheme, in light of the more detailed information then available to it. Accordingly the statements set out below in Section 3.4(b) are statements of Hospira in respect of its current intentions only and these intentions may vary as new information becomes available to Hospira, Inc. and Hospira or as circumstances change.

(b) Post acquisition intentions

Operational and Strategic Review

Hospira, Inc. intends to undertake a full strategic and operational review of the business of Mayne Pharma post acquisition in respect of performance, profitability, prospects and strategic relevance for Hospira, Inc. The review will pay particular attention to:

- management reporting lines and systems;
- purchasing and distribution synergies;
- employee utilisation; and
- potential synergies.

Business Integration

Hospira, Inc. believes that the combination with Mayne Pharma represents an excellent strategic fit, with highly complementary product portfolios and geographic footprints.

Hospira, Inc. intends to review Mayne Pharma's corporate and other overlapping operational functions in order to eliminate duplication and reduce costs where possible. The maintenance of duplicative offices will be assessed on a case by case basis as part of the strategic review program.

Directors

It is expected that the current Directors of Mayne Pharma will resign as Directors following the implementation of the Scheme.

Employees

Hospira, Inc. aims to ensure stability and continuity and expects that the employment of most Mayne Pharma employees will remain in place following the acquisition. The integration of Mayne Pharma employees will be a key element of the strategic review conducted post acquisition.

Hospira, Inc. expects that Mayne Pharma will for the most part be operated on an independent but synergistic basis with Hospira, Inc.'s current business and that Hospira, Inc. will seek to integrate Mayne Pharma's operations and employee base into the Hospira, Inc. organisation over a one to two year time period.

The integration described above will result in the positions of some employees, particularly in administrative areas, coming under review. In the event that any employees would be made redundant, they would receive payments and other benefits as required by contractual and other legal requirements. Hospira, Inc. is not in a position to determine exactly how many employees may be affected in this way, nor the full nature or timing of any such redundancies, until it has completed its review of Mayne Pharma's operations.

Removal of Mayne Pharma from the official list of the ASX

Upon approval of the Scheme and following the acquisition of Mayne Pharma by Hospira, Mayne Pharma will apply to be removed from the official list of ASX in accordance with the ASX Listing Rules.

Mayne Pharma options

It is currently proposed that the holders of the 11,170,000 Mayne Pharma options will enter into agreements with Mayne Pharma whereby the Mayne Pharma options are cancelled. Hospira, Inc. intends that any Mayne Pharma options not cancelled will be compulsorily acquired by Hospira in accordance with the compulsory acquisition requirements in Chapter 6A of the Corporations Act.

3.5 Information on Mayne Pharma securities

(a) Hospira's interest in Mayne Pharma

As at the date of this document, Hospira and its associates do not have a relevant interest in any Mayne Pharma shares or Mayne Pharma options.

Accordingly, as at the date of this document, Hospira had no voting power in Mayne Pharma.

(b) Acquisitions of Mayne Pharma securities by Hospira or its associates

In the four months prior to the date of this document, neither Hospira nor any of its associates has provided, or agreed to provide, consideration for Mayne Pharma shares under a purchase agreement, other than under the agreement to pay the Aggregate Consideration under the Scheme if it becomes effective.

(c) Prices paid for Mayne Pharma shares

In the four months prior to the date of this document, neither Hospira nor any of its associates has paid any price or consideration for Mayne Pharma shares.

(d) Pre-Scheme benefits

In the four months prior to the date of this document, neither Hospira nor any of its associates has provided any benefit, or agreed to provide any benefit, to a person to induce them to vote in favour of the Scheme or to dispose of their Mayne Pharma shares, other than under the agreement to pay the Scheme Consideration under the Scheme if it becomes effective.

4

IMPLEMENTATION OF THE SCHEME

All dates referred to in this Section 4 are indicative only. The actual dates on which events referred to in this Section 4 occur will depend upon the time at which the conditions precedent to the Scheme, including conditions relating to receipt of clearances under the HSR Act, are satisfied or, if applicable, waived. Those conditions are summarised in Section 4.10. Mayne Pharma has the right to vary all dates subject to the approval of such variation by the Court and ASX where required. Any variation to the dates referred to in this Section 4 will be announced to the ASX and published on Mayne Pharma's website.

4.1 Scheme Meeting

In accordance with an order of the Supreme Court of Victoria dated 20 October 2006, Mayne Pharma shareholders will be asked to approve the Scheme at the Scheme Meeting to be held at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006 on 1 December 2006 commencing at 10.00am. The notice convening the Scheme Meeting is set out at page 128 of this document.

At the Scheme Meeting, shareholders will be asked to consider and, if thought fit, to pass a resolution approving the Scheme. For the acquisition of all Mayne Pharma shares by Hospira to proceed and the Scheme Consideration to be payable, the Scheme must be approved by a majority in number of shareholders voting at the Scheme Meeting (whether in person, by attorney, by proxy or, in the case of corporations, by authorised representative) who must together hold at least 75% of the votes cast on the resolution.

4.2 Second Court Hearing

If the Scheme is approved by Mayne Pharma shareholders, and all other conditions to the Scheme (other than approval by the Court) have been satisfied or waived, Mayne Pharma will apply to the Court for orders approving the Scheme on or around 8 December 2006. The Corporations Act and the relevant Court rules provide a procedure for Mayne Pharma shareholders to oppose the approval by the Court of the Scheme. Any shareholder who wishes to oppose the approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Mayne Pharma a notice of appearance in the prescribed form together with any affidavit on which the shareholder will seek to rely at the Second Court Hearing. The Second Court Hearing is currently scheduled to occur on 8 December 2006. Any change to this date will be announced through ASX and notified on Mayne Pharma's website.

4.3 Effective Date

If the Court approves the Scheme, Mayne Pharma will lodge with ASIC an office copy of the Court order approving the Scheme. Mayne Pharma intends to lodge this with ASIC on 8 December 2006. The Scheme comes into effect on the date on which Mayne Pharma lodges the Court order approving the Scheme. This date is referred to in this document as the Effective Date.

If the Scheme has not become effective by 31 January 2007, or such later date as Mayne Pharma and Hospira agree in writing (the "**End Date**" under the Implementation Agreement) the Scheme will lapse and be of no further force or effect.

4.4 Record Date

Shareholders will be entitled to receive consideration under the Scheme if they are registered as the holders of Mayne Pharma shares on the Record Date. The Record Date is five Business Days after the Effective Date. The Record Date is currently expected to be 15 December 2006.

4.5 Determination of persons entitled to Scheme Consideration

(a) Dealings on or prior to the Record Date

For the purposes of establishing who are Scheme Shareholders, dealings in Mayne Pharma shares will be recognised by Mayne Pharma provided that:

- in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Mayne Pharma Share Register as the holder of the relevant Mayne Pharma shares before 7.00pm on the Record Date; or
- in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Pharma Share Register is kept before 5.00pm on the Record Date (in which case Mayne Pharma must register such transfers before 7.00pm on the Record Date),

and Mayne Pharma will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Mayne Pharma shares received after 5.00pm on the Record Date.

(b) Dealings in Mayne Pharma shares after the Record Date

As from the Record Date (and other than for Hospira following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Mayne Pharma Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

4.6 Implementation Date

The Implementation Date is the date which is three Business Days after the Record Date. On the Implementation Date, Hospira will pay each Scheme Shareholder the Scheme Consideration for the Scheme Shares held by that Scheme Shareholder and the Scheme Shares will be transferred to Hospira.

In the case of Scheme Shares held in joint names, the Scheme Consideration shall be paid to the holder whose name appears first in the Mayne Pharma Share Register as at the Record Date.

4.7 Suspension of trading in Mayne Pharma's shares

It is expected that suspension of trading in Mayne Pharma's shares on ASX will occur from close of trading on the day on which Mayne Pharma notifies ASX of the Court approval of the Scheme. This is expected to occur on 8 December 2006.

With effect from the first Business Day after the Implementation Date Mayne Pharma will apply for termination of the official quotation of Mayne Pharma shares on ASX and to have itself removed from the official list of ASX.

4.8 Effect of the Scheme on creditors and option holders

(a) Effect of the Scheme on creditors

The Scheme, if implemented, will not materially prejudice Mayne Pharma's ability to pay its creditors as it involves the purchase of the Mayne Pharma shares rather than Mayne Pharma's underlying assets. No new liability (other than transaction costs) is expected to be incurred by Mayne Pharma as a consequence of the implementation of the Scheme.

(b) Effect of the Scheme on option holders

Under the Implementation Agreement, Mayne Pharma must use all reasonable endeavours to procure by no later than five Business Days prior to the Second Court Date, that:

- each holder of options to acquire Mayne Pharma shares under the Mayne Pharma Executive Share Option Plan enters into a binding agreement, on terms approved by Hospira acting reasonably and conditional on the Scheme becoming Effective, whereby each holder of options over Mayne Pharma shares agrees to the cancellation of such options over Mayne Pharma shares in return for the payment per option of the amount by which the Scheme Consideration exceeds the relevant exercise price under that option; and
- each person disclosed to Hospira as being contractually entitled to receive a grant of options over Mayne Pharma shares enters into a binding agreement, on terms approved by Hospira acting reasonably and conditional on the Scheme becoming Effective, whereby each such person agrees to give up such entitlement on terms consistent with those provided to holders of options over Mayne Pharma shares as described in this Section 4.8(b).

4.9 Stamp duty

Mayne Pharma does not expect that any stamp duty will be payable on the transfer of the Scheme Shares to Hospira. However, if stamp duty is payable, Hospira has an obligation under the Implementation Agreement to pay such stamp duty.

4.10 Key terms of the Implementation Agreement

(a) Overview

Mayne Pharma and Hospira entered into the Implementation Agreement on 20 September 2006. The terms of the Implementation Agreement are summarised below and the agreement is set out in full at Section 8 of this document.

(b) Conditions precedent

Implementation of the Scheme is subject to conditions precedent, which include the following:

- FIRB approval is received, or ceases to be required, in relation to the proposed acquisition by Hospira of the Mayne Pharma shares;
- Mayne Pharma shareholders approve the Scheme by the majorities required under the Corporations Act;
- no Mayne Pharma Material Adverse Change (as defined) occurs;
- no Mayne Pharma Prescribed Occurrence (as defined) occurs or becomes known to Hospira following execution of the Implementation Agreement;
- the Mayne Pharma Warranties (as defined) and Hospira Warranties are true and correct in all material respects;
- approval of the Scheme by the Supreme Court of Victoria;
- the waiting period (and any extension) applicable to the Scheme under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (being the act relating to the US government's antitrust review of an acquisition) has been terminated or has expired;
- no judicial proceedings by any Government Authority (as defined), seeking to enjoin, restrain or prohibit or impose conditions on the Scheme;
- no orders, decrees or rulings by any Government Authority prohibiting or imposing conditions on the Scheme; and
- Mayne Pharma has confirmed to Hospira that it has amended any contract to which it is a party which would require Hospira or any of its related bodies corporate or their respective officers or employees to act in a manner inconsistent with certain US trade laws, or taken all steps within its power to terminate any such contract.

The conditions precedent must be satisfied by 8.00am on the Second Court Date, save for the condition in relation to the approval of the Scheme by the Supreme Court of Victoria.

(c) No solicitation

Until the earlier of the Implementation Date and the date on which the Implementation Agreement is terminated, Mayne Pharma has agreed that it will not, and must ensure that its representatives do not, except with the prior written consent of Hospira solicit or invite any Competing Proposal or initiate discussions with any third party which may reasonably be expected to lead to a Competing Proposal.

(d) No talk and no due diligence

Mayne Pharma has also agreed that it will not, and must ensure that its representatives do not, until the earlier of the Implementation Date and the date on which the Implementation Agreement is terminated, except with the prior written consent of Hospira:

- participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or
- provide any information to a third party for the purposes of enabling that party to make a Competing Proposal,

unless:

- the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and
- the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the confidentiality agreement signed between Hospira and Mayne Pharma.

(e) Other exclusivity arrangements

Until the earlier of the Implementation Date and the date on which the Implementation Agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira enter into any deed, arrangement or understanding in relation to a Competing Proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the proposed transaction with Hospira unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the Competing Proposal is a Superior Proposal.

If Mayne Pharma receives a Competing Proposal which is a Superior Proposal, it must not accept that Competing Proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the Competing Proposal and the identity of the competing bidder and given Hospira the opportunity to match the Competing Proposal.

(f) Break Fee

Mayne Pharma must pay Hospira the Break Fee without withholding or set off, in the following circumstances:

- if a Competing Proposal is announced and implemented at any time before 20 September 2007;
- if any two Directors of Mayne Pharma, or the chairman of Mayne Pharma, changes their recommendation of the Scheme or recommends a Competing Proposal; or
- if:
  - (i) Mayne Pharma is in material breach of the Implementation Agreement and, in relation to certain breaches, the breach is not remedied; and
  - (ii) Mayne Pharma has not terminated the Implementation Agreement in the circumstances described in the second, third and fourth bullet points in Section 4.10(h) below.

The Break Fee will not be payable in the circumstances described under the second bullet point in this Section 4.10(f) if the amount payable for each Mayne Pharma share under the Scheme (being A$4.10 per share) is below the valuation range of Mayne Pharma shares set out in the Independent Expert's report, or the Independent Expert concludes that the Scheme is not in the best interests of Mayne Pharma shareholders.

The Break Fee will not be payable to the extent that a Court or the Takeovers Panel determines that any part of the Break Fee constitutes a breach of the fiduciary or statutory duties of the Mayne Pharma Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

The Break Fee is approximately A$26.3 million.

(g) Termination by Hospira

Hospira may terminate the Implementation Agreement at any time prior to 8.00am on the Second Court Date if:

- any of the conditions precedent are not capable of being satisfied;
- Mayne Pharma is in breach of certain provisions of the Implementation Agreement and, in relation to certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;
- there is a breach of any of the Mayne Pharma Warranties; or
- the Mayne Pharma Board changes its recommendation in relation to the Scheme for any reason.

(h) Termination by Mayne Pharma

Mayne Pharma may terminate the Implementation Agreement at any time before 8.00am on the Second Court Date if:

- any of the conditions precedent are not capable of being satisfied;
- Hospira or Hospira, Inc. is in material breach of certain provisions of the agreement and the circumstances giving rise to the breach have not been remedied within the requisite period;
- an Insolvency Event (as defined) occurs in relation to Hospira or Hospira, Inc.;
- there is a breach of any of the Hospira Warranties; or
- the Mayne Pharma Board recommends any Superior Proposal to its shareholders.

4.11 Deed Poll

Under the terms of the Deed Poll, Hospira, Inc. has undertaken to Mayne Pharma shareholders to perform its obligations under the Implementation Agreement, and to procure that Hospira performs its obligations under the Implementation Agreement and the Scheme. The key obligation of Hospira under the Scheme is the payment of the Scheme Consideration to Scheme Shareholders.

The Deed Poll may be relied upon by any Mayne Pharma shareholder, despite the fact that they are not a party to it, and each Mayne Pharma shareholder appoints Mayne Pharma as its agent to enforce their rights under the Deed Poll against Hospira, Inc.

The Deed Poll is governed by the laws of Victoria and is set out in full in Section 9 of this document.

5

ADDITIONAL INFORMATION

5.1 Mayne Pharma Directors

The Mayne Pharma Directors at the date of lodgement of this document for registration by ASIC are listed below:

- Mr Peter Willcox, Chairman;
- Dr Thierry Soursac, Managing Director and Chief Executive Officer;
- Mr Paul Binfield, Executive Vice President and Chief Financial Officer;
- Mr Rowan Russell, Non-Executive Director;
- Dr Nora Scheinkestel, Non-Executive Director; and
- Dr John Sime, Non-Executive Director.

5.2 Mayne Pharma Directors' recommendation

The Directors of Mayne Pharma unanimously recommend that, in the absence of a Superior Proposal, you vote in favour of the Scheme at the Scheme Meeting. The Directors unanimously believe that, for the reasons set out in Section 2 of this document, the Scheme is in the best interests of Mayne Pharma shareholders.

In the absence of a Superior Proposal, each of the Directors intends to vote in favour of the Scheme at the Scheme Meeting in relation to Mayne Pharma shares held or controlled by them. Each of the Directors who holds Mayne Pharma options intends to agree to the cancellation of those options for the Option Price, in the absence of a Superior Proposal. The interests of Directors are set out in Section 5.7.

The Directors believe that the reasons for Mayne Pharma shareholders to vote in favour of the Scheme outweigh the reasons to vote against the Scheme, in the absence of a Superior Proposal. These reasons and other relevant considerations are set out in Section 2. You should also read the Independent Expert's report which is set out in full in Section 7.

5.3 Intention of Mayne Pharma Directors concerning the business of Mayne Pharma

If the Scheme is implemented, it is expected that the existing Directors will resign from the Mayne Pharma Board. Accordingly, the existing Directors are not able to make any statements of intention regarding:

- the continuation of Mayne Pharma's business or how the business will be conducted after the implementation of the Scheme;
- any major changes to the business, including any redeployment of the fixed assets; or
- the future employment of present employees.

Hospira has provided an outline of its intentions for Mayne Pharma's operations at Section 3.4.

5.4 Material changes in the financial position of Mayne Pharma

Within the knowledge of the Mayne Pharma Directors and other than as disclosed in this document, the financial position of Mayne Pharma has not materially changed since 30 June 2006, being the date of the last audited balance sheet of Mayne Pharma.

5.5 Capital structure of Mayne Pharma

At the date of this document, Mayne Pharma has 640,655,416 ordinary shares on issue.

5.6 Notifiable interests

As at 17 October 2006, the following persons had notified Mayne Pharma that they had a relevant interest in 5% or more of Mayne Pharma shares:

Name	Number of Mayne Pharma shares	Percentage of Mayne Pharma shares on issue
Westpac Banking Corporation	68,229,889	10.65%
Maple-Brown Abbott Limited	66,348,612	10.36%
National Australia Bank Limited	53,188,183	8.30%
Challenger Financial Services Group Limited	34,219,662	5.34%

5.7 Marketable securities held by Mayne Pharma Directors

No marketable securities of Mayne Pharma are held by or on behalf of Mayne Pharma Directors and no such persons are otherwise entitled to such securities as at the time of lodgement of this document for registration by ASIC other than as listed below, all of which are held beneficially:

Director	Number of Mayne Pharma shares	Number of options over Mayne Pharma shares
Mr Peter Willcox	61,651	nil
Dr Thierry Soursac	nil	4,050,000
Mr Paul Binfield	188,562	2,040,000
Mr Rowan Russell	61,660	nil
Dr Nora Scheinkestel	29,655	nil
Dr John Sime	19,698	nil

In the absence of a Superior Proposal, each of the Directors intends to vote all shares held by them or on their behalf in favour of the Scheme. Section 4.8 of this document sets out the proposed treatment of the options over Mayne Pharma shares if the Scheme is implemented.

No marketable securities of Hospira, Inc. are held by or on behalf of Mayne Pharma Directors as at the date of this document.

5.8 Agreements or arrangements with Mayne Pharma Directors

Save as set out in Section 4.8 of this document and below, there are no agreements or arrangements made between any Mayne Pharma Director and any other person, including Hospira, in connection with or conditional upon the outcome of the Scheme.

Mayne Pharma has agreed to indemnify each Mayne Pharma Director against liabilities incurred by such Director in connection with the Hospira Offer and the Director's involvement in the process that resulted in the Hospira Offer, and legal costs reasonably incurred in defending an action for any such liability. Mayne Pharma has the right to control any such claim against a Mayne Pharma Director that could result in a payment being made to that Director under the indemnity.

These indemnity arrangements will be finalised before the Implementation Date.

Mayne Pharma has agreed to obtain run-off directors' and officers' insurance cover on behalf of the Directors under which Mayne Pharma's current directors' and officers' policy will be extended to November 2014. The run-off cover will be put in place before the Implementation Date.

Mayne Pharma has agreed to make a payment to Mr Paul Binfield of an amount equal to 50% of his base salary if he continues to be employed by Mayne Pharma on 1 July 2007, or if his service contract has been terminated prior to that date by, or on behalf of, Hospira or Hospira, Inc.

5.9 Payments or other benefits to Mayne Pharma Directors and Mayne Pharma executive officers

Save as set out in Sections 4.8 and 5.8 of this document, it is not proposed that any payment or other benefit will be made or given to any Director, secretary or executive officer of Mayne Pharma, or any body corporate related to Mayne Pharma, as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as Director, secretary or executive officer of Mayne Pharma or a body corporate connected with Mayne Pharma.

5.10 Interests of Mayne Pharma Directors in contracts entered into by Hospira

No Mayne Pharma Director has any interest in a contract entered into by Hospira.

5.11 Publicly available information

Mayne Pharma has been listed on ASX since 21 November 2005. As such, Mayne Pharma is a disclosing entity for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations. As a company listed on ASX, Mayne Pharma is subject to the ASX Listing Rules which require immediate disclosure to the market of any information of which Mayne Pharma is aware which a reasonable person might expect to have a material impact on the price or value of its securities.

ASIC also maintains a record of documents lodged with it by Mayne Pharma, and these may be obtained from or inspected at any office of ASIC. Information is also available on Mayne Pharma's website at www.maynepharma.com.

5.12 Regulatory

(a) ASX waivers and confirmations

ASX has granted to Mayne Pharma a waiver of ASX Listing Rule 6.23.2 to the extent necessary to allow Mayne Pharma to cancel the Mayne Pharma options without separate shareholder approval under that Listing Rule.

(b) FIRB approval

The acquisition of Mayne Pharma shares by Hospira under the Scheme is subject to review and approval by the Treasurer of the Commonwealth of Australia under section 26 of the Foreign Acquisitions and Takeovers Act. Hospira, Inc. and Hospira applied for such approval on 29 September 2006. The Foreign Investment Review Board ("**FIRB**") is required to make a decision within 30 days of receiving the application, although that time period can be extended by a further 90 days if necessary. As at the date of this document, Hospira has not been notified of a decision by FIRB.

(c) Waiting period under HSR Act

Implementation of the Scheme is conditional upon the termination or expiration of the waiting period (and any extension) applicable to the Scheme under the HSR Act. The initial waiting period under the HSR Act is 30 days. The initial waiting period started on 4 October 2006, being the date on which Hospira, Inc. and Mayne Pharma made required filings with the United States Federal Trade Commission and United States Department of Justice ("**US Authorities**") and therefore expires on 3 November 2006. The US Authorities have until the end of the 30 day period to make a further request for information in relation to the transactions contemplated by the Scheme. If no further request is made before the end of that period then the waiting period is deemed to have expired. If the US Authorities do make a further request then the waiting period will be extended until the date that is 30 days after all additional information requested by the US Authorities is provided by the parties, unless terminated earlier by the US Authorities.

(d) Other regulatory matters

Mayne Pharma and Hospira, Inc. have made, or will shortly after the date of this document make, notifications to the antitrust authorities in Germany and Norway.

5.13 Consents and disclaimers

(a) Consent to be named

The following parties have given and have not, before the time of registration of this document by ASIC, withdrawn their written consent to be named in this document in the form and context in which they are named:

- Merrill Lynch International (Australia) Limited as financial adviser to Mayne Pharma;
- KPMG as auditor to Mayne Pharma;
- Clayton Utz as legal adviser to Mayne Pharma; and
- Link Market Services Limited as the Mayne Pharma Share Registry.

(b) Consent to be named and to the inclusion of information

Grant Samuel & Associates Pty Limited has given and has not, before the time of registration of this document by ASIC, withdrawn its written consent to be named as the Independent Expert in this document and to the inclusion of the Independent Expert's report set out in Section 7 of this document and other statements in this document said to be based on statements made by Grant Samuel, in each case in the form and context in which they appear in this document.

(c) Disclaimers of responsibility

Each person named in Sections 5.13(a) and 5.13(b) of this document:

- does not make, or purport to make, any statement in this document or any statement on which a statement in this document is based other than, in the case of Grant Samuel, a statement included in this document with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document, other than a reference to its name and, in the case of Grant Samuel, any statement or report which has been included in this document with the consent of that party.

5.14 Independent Expert

Grant Samuel has prepared the Independent Expert's report set out in Section 7 of this document advising as to whether, in its opinion, the Hospira Offer is in the best interests of Mayne Pharma shareholders.

Grant Samuel will be paid a total fee of A$650,000 plus all out-of-pocket expenses incurred by it in relation to the preparation of its report.

5.15 Other information material to the making of a decision in relation to the Scheme

Except as set out in this document, there is no other information material to the making of a decision in relation to the Scheme, being information that is within the knowledge of any Mayne Pharma Director, or any director of any related body corporate of Mayne Pharma, which has not previously been disclosed to Mayne Pharma shareholders.

5.16 Supplementary information

Mayne Pharma will issue a supplementary document to this document if, between the date of lodgement of this document for registration by ASIC and the Effective Date, it becomes aware of any of the following:

- a material statement in this document is false or misleading;
- a material omission from this document;
- a significant change affecting a matter included in this document; or
- a significant new matter has arisen and it would have been required to be included in this document if it had arisen before the date of lodgement of this document for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Mayne Pharma may circulate and publish any supplementary document by:

- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;
- posting the supplementary document on Mayne Pharma's website; or
- making an announcement to ASX.

6

TAXATION IMPLICATIONS

6.1 Introduction

The following is an outline of the Australian tax consequences that will generally apply for Mayne Pharma shareholders who dispose of their Mayne Pharma shares under the Scheme.

This outline reflects the current provisions of the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) (the "**Tax Law**") and the regulations made under those Acts, taking into account currently proposed amendments and our understanding of the current administrative practices of the Australian Taxation Office. This outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries apart from Australia.

The information contained in this outline is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

You are advised to consult your own independent tax adviser regarding the consequences of acquiring, holding or disposing of Mayne Pharma shares in light of the Tax Law and your particular investment circumstances.

6.2 Capital Gains Tax ("CGT") implications

(a) General

The following discussion applies to you if you hold your Mayne Pharma shares on capital account for investment purposes.

(b) Calculation of a capital gain or loss

You will dispose of your Mayne Pharma shares for tax purposes as a result of the implementation of the Scheme. The disposal will be a CGT event. The CGT event will happen on the Implementation Date.

The tax implications for you from the disposal of your Mayne Pharma shares will depend upon a number of factors, including:

- your taxpayer status (i.e. whether you are an individual, a company or the trustee of a trust);
- whether you acquired your Mayne Pharma shares as a result of the Demerger; and
- the time you acquired (or are taken to have acquired) your Mayne Pharma shares.

You will make a capital gain on the disposal of your Mayne Pharma shares if the **capital proceeds** you receive exceed the **cost base** of your Mayne Pharma shares. You will make a capital loss if the **capital proceeds** are less than the **reduced cost base** of your Mayne Pharma shares.

As discussed below, you may be required to disregard the capital gain or capital loss you make on the disposal of your Mayne Pharma shares if:

- you are treated as acquiring your Mayne Pharma shares before 20 September 1985 ("**pre-CGT**"); or
- you are not a resident of Australia for income tax purposes at the time of the disposal.

Capital gains and capital losses of a taxpayer in a year of income from all sources are aggregated to determine if the taxpayer made a net capital gain. Any net capital gain for the year is included in the taxpayer's assessable income and is subject to income tax at the taxpayer's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Specific loss rules apply to Mayne Pharma shareholders who are companies and trusts. These rules may limit the ability to offset capital losses in a current or later income year.

Outlined on the following page are guides to calculating the capital gain or capital loss on the disposal of your Mayne Pharma shares.

	Mayne Pharma shares acquired as a result of the Demerger	Mayne Pharma shares acquired after the Demerger
Capital proceeds	Your capital proceeds will be equal to the A$4.10 per share you receive from Hospira.	Your capital proceeds will be equal to the A$4.10 per share you receive from Hospira.
Cost base	You will need to calculate the cost base of your Mayne Pharma shares by reference to the cost base of your Mayne Group Limited shares. Broadly, the cost base of your Mayne Pharma shares will be equal to: Total cost base of Mayne Group Limited shares x 0.44217 Further details on calculating the cost base of your Mayne Pharma shares are included in the Australian Taxation Office Fact Sheet titled, "Demergers: 2005 Mayne Group Ltd (renamed Symbion Health Ltd) demerger", which is available at www.ato.gov.au. The cost base of your Mayne Pharma shares will also include incidental costs you incur in disposing of your Mayne Pharma shares.	The cost base of your Mayne Pharma shares will be equal to the cost of acquisition plus any incidental costs of acquisition and disposal.
CGT discount	You will be entitled to benefit from the CGT discount if: • your Mayne Pharma shares are **not** pre-CGT shares; and • you are an individual, the trustee of a trust, or a superannuation fund. Where the CGT discount applies, you will be entitled to reduce your taxable capital gain realised on disposal of your Mayne Pharma shares by 50% (for individuals and trustees holding Mayne Pharma shares) or 33% (for complying superannuation funds). The CGT discount is applied only after available capital losses have been applied to reduce the capital gain. The CGT discount will not be available to you if you are a company.	You will be entitled to benefit from the CGT discount if: • you have beneficially owned your shares for at least 12 months at the Implementation Date; and • you are an individual, the trustee of a trust, or a superannuation fund. Where the CGT discount applies, you will be entitled to reduce your taxable capital gain realised on disposal of your Mayne Pharma shares by 50% (for individuals and trustees holding Mayne Pharma shares) or 33% (for complying superannuation funds). The CGT discount is applied only after available capital losses have been applied to reduce the capital gain. The CGT discount will not be available to you if you are a company.
Pre-CGT Mayne Pharma shares	You will be required to disregard the capital gain or capital loss you make on the disposal of your Mayne Pharma shares (or on some of your Mayne Pharma shares) if: • you acquired Mayne Group Limited shares before 20 September 1985; • you acquired Mayne Pharma shares as a result of the Demerger; and • you chose to obtain demerger roll-over relief. Information on choosing to obtain demerger roll-over relief is included in the Australian Taxation Office Fact Sheet titled, "Demergers: 2005 Mayne Group Ltd (renamed Symbion Health Ltd) demerger", which is available at www.ato.gov.au. If you are a company or the trustee of a trust, you will need to pass specific continuity of ownership tests to be able to treat your Mayne Pharma shares as pre-CGT shares.	Your Mayne Pharma shares will not be pre-CGT shares if you acquired them after the Demerger.

The rules described above relating to discount capital gains and trusts are complex. Trustees should seek their own advice as to how the discount capital gains provisions apply to them and their beneficiaries, having regard to their own particular circumstances.

(c) Foreign shareholders

You will be required to disregard the whole of the capital gain or capital loss you make on the disposal of your Mayne Pharma shares if:

- you are not a resident of Australia for the purposes of the Tax Law; and
- you and your associates have not held 10% or more of the shares in Mayne Pharma at any time.

Foreign shareholders that have held 10% or more of the shares in Mayne Pharma, either alone or together with their associates, should obtain specific advice on the application of the Australian CGT rules to any gain or loss realised on sale.

6.3 Income tax implications

(a) General

The following discussion applies to you if you hold your Mayne Pharma shares on revenue account for sale purposes.

(b) Calculation of the revenue gain or loss

If you hold your Mayne Pharma shares as trading stock or otherwise for the purpose of sale at a profit, the profit that you realise on the disposal of your Mayne Pharma shares will be included in your assessable income. Alternatively, if you realise a loss on sale, the loss should be an allowable deduction to you.

The profit or loss you include in your assessable income is calculated without reference to discounts on disposal, as can be the case with capital gains.

You will also be required to include an additional capital gain amount with respect to the net capital gain on your Mayne Pharma shares if the profit amount included in your assessable income is less than the amount of the net capital gain you make on disposal.

6.4 Stamp duty

You will not be liable to pay stamp duty on the transfer of your Mayne Pharma shares to Hospira as a result of the implementation of the Scheme.

6.5 Goods and Services Tax ("GST")

You will not be liable to pay GST on the capital proceeds for your Mayne Pharma shares.

7

INDEPENDENT EXPERT'S REPORT

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 9949 8838
www.grantsamuel.com.au

6 October 2006

The Directors
Mayne Pharma Limited
390 St Kilda Road
Melbourne VIC 3004

Dear Sirs

Acquisition by Hospira Inc

1 Introduction

Mayne Pharma Limited ("Mayne Pharma") is an Australian pharmaceutical company with a focus on generic injectable drugs for the oncology market. Mayne Pharma is listed on the Australian Stock Exchange Ltd ("ASX") and had a market capitalisation at 18 September 2006 of $2.0 billion. Mayne Pharma has significant businesses in Europe and North America and Asia in addition to its Australian operations, and transferred a number of its corporate functions to London in late 2005.

On 21 September 2006 Mayne Pharma announced that it had reached agreement for Hospira, Inc. to acquire Mayne Pharma for $4.10 cash per share ("Hospira Offer"). The transaction is to be effected by way of a Scheme of Arrangement ("Scheme"), which is subject to the approval of the Mayne Pharma shareholders.

The directors of Mayne Pharma have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the Scheme is in the best interests of Mayne Pharma shareholders. A copy of this report will accompany the Notice of Meeting and Explanatory Memorandum to be sent to Mayne Pharma shareholders. This letter contains a summary of Grant Samuel's opinion and main conclusions.

2 Summary of Opinion

Grant Samuel has valued Mayne Pharma in the range $3.73-4.19 per share. The Hospira Offer of $4.10 cash per share is towards the top end of this range. Accordingly, the Hospira Offer is fair.

The fundamental question for Mayne Pharma shareholders is whether to vote in favour of the Scheme or to reject the Scheme in the hope of realising greater value in the future. The Hospira Offer represents a substantial premium to the price at which Mayne Pharma shares were trading immediately prior to the announcement of the Scheme. Grant Samuel expects that, in the absence of the Scheme or some similar corporate transaction, the Mayne Pharma share price would fall significantly.

The valuation of Mayne Pharma in the range $3.73-4.19 per share incorporates expectations of very strong earnings growth for Mayne Pharma. The valuation also reflects the material synergies that should be available to potential acquirers of Mayne Pharma. Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or some similar change of control transaction. In Grant Samuel's view, Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal).

Accordingly, Grant Samuel has concluded that the Scheme is in the best interests of Mayne Pharma shareholders.

GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 AFS LICENCE NO 240985

GRANT SAMUEL

3 Key Conclusions

- **Mayne Pharma has been valued in the range $3.73-4.19 per share.**

Mayne Pharma has been valued in the range $3.73-4.19 per share. The valuation represents the full underlying value of Mayne Pharma. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Mayne Pharma shares to trade on the ASX in the absence of the Scheme or similar change of control transaction. The valuation is summarised below:

Mayne Pharma - Valuation Summary ($ millions)		
	Value Range	
	Low	High
Operating business	2,300	2,600
Net cash	100	100
Cash from options	30	30
Equity Value	**2,430**	**2,730**
Fully diluted shares on issue (millions)[1]	651.8	651.8
Value per share	**3.73**	**4.19**

Grant Samuel has valued Mayne Pharma by reference to capitalisation of earnings. The valuation represents the following multiples of earnings:

Mayne Pharma Valuation - Implied Earnings Multiples (times)		
	Low	High
2005 EBITDA (pro-forma)	17.1	19.4
2006 EBITDA (pro-forma)	13.5	15.2
2007 EBITDA (budget)	11.8	13.4
2005 EBIT (pro-forma)	26.5	30.0
2006 EBIT (pro-forma)	19.3	21.8
2007 EBIT (budget)	17.1	19.4

The earnings multiples implied by the valuation range are relatively high. However, in Grant Samuel's view the multiples are reasonable, having regard to the following:

- the multiples are generally consistent with the multiples implied by the prices at which transactions involving comparable international pharmaceutical companies have been completed, and generally at a premium to the multiples implied by the share prices of comparable international pharmaceutical companies;
- the overall outlook for the generic pharmaceutical industry is positive, and Mayne Pharma is expecting very strong business growth;
- Mayne Pharma has a strong product pipeline, and regulatory and manufacturing strengths in the profitable generic injectable niche on which its business is focussed; and
- it is reasonable to expect that a number of potential acquirers of Mayne Pharma could realise significant synergies through integrating Mayne Pharma into their existing operations. These synergies are reflected in the valuation of Mayne Pharma.

1 The number of shares on issue on a fully diluted basis assumes that all options over unissued shares are vested and exercised.

GRANT SAMUEL

- **The valuation reflects expectations of high rates of growth and the synergies that should be available to acquirers of Mayne Pharma.**

  Grant Samuel's analysis suggests that Mayne Pharma's pre-bid share price of around $3.00 per share can only be supported by expectations of strong growth in earnings and free cash flow. The valuation range of $3.73-4.19 reflects these growth expectations.

  The valuation effectively attributes significant additional value to the synergies that could be available to a number of potential acquirers of Mayne Pharma. Depending upon the acquirer, these synergies could potentially be realised through rationalisation of product research and development activities, distribution of a broader product range through Mayne Pharma's distribution networks, integration and rationalisation of sales, marketing and distribution activities, and savings in corporate and administrative costs. Mayne Pharma on a standalone basis is unlikely to be able to deliver this value to its shareholders in the short term: the value can only be realised through a change of control transaction in which an acquirer is prepared to pay away a large proportion of the synergy value that it expects to generate through ownership of Mayne Pharma.

- **The Hospira Offer is fair.**

  Grant Samuel has valued Mayne Pharma in the range $3.73-4.19 per share. Because the Hospira Offer of $4.10 falls within the valuation range for Mayne Pharma, the Hospira Offer is fair.

- **The Hospira Offer represents a substantial premium to the price at which Mayne Pharma shares traded prior to the announcement of the Scheme.**

  The Hospira Offer of $4.10 per share cash represents a substantial premium to the price at which Mayne Pharma shares traded prior to the announcement of the Scheme:

Premium Relative to Pre-Announcement Share Price		
	Volume Weighted Average Price	Premium
One day	$3.08	33.1%
One week	$2.98	37.7%
Four weeks	$3.02	35.8%
One month	$3.02	35.8%
Three months	$2.80	46.7%

- **Grant Samuel believes that Mayne Pharma shareholders will be better off voting in favour of the Scheme.**

  The fundamental question for Mayne Pharma shareholders is whether to vote in favour of the Scheme or reject the Scheme in the hope of realising greater value in the future.

  The Hospira Offer represents a substantial premium to the price at which Mayne Pharma shares traded prior to the announcement of the Scheme. In the absence of the Scheme or speculation regarding some similar corporate transaction, it is likely that the Mayne Pharma share price would fall significantly. While Mayne Pharma shares traded at around $3.00 prior to the announcement of the Scheme, it is conceivable, in the absence of speculation regarding a change of control transaction, that the Mayne Pharma share price could fall below this level.

  Mayne Pharma has only recently been demerged from the former Mayne group, has recently transferred a number of its corporate functions to London and has built a new management team. Mayne Pharma has announced a strategy to shift the business from its former concentration on injectable generics to become a specialty pharmaceutical business with a focus on the oncology market. Mayne Pharma is expecting strong business growth. In Grant Samuel's view there is significant earnings upside in Mayne Pharma's business. However, Grant Samuel's analysis suggests that this upside was reflected in the price at which Mayne Pharma shares traded prior to the Scheme's announcement. There is risk involved in the execution of Mayne Pharma's growth

Page 3

GRANT SAMUEL

strategy. In this context, the certainty delivered by the Hospira Offer of $4.10 cash per share is highly attractive.

Moreover, in Grant Samuel's view, the Hospira Offer significantly exceeds the value of Mayne Pharma on a standalone basis. It appears to attribute significant value to the synergies potentially available to Hospira. Value at this level is unlikely to be available to Mayne Pharma shareholders in the short term other than through the Scheme or some other change of control transaction.

The Hospira Offer followed a focussed competitive sale process involving detailed due diligence, which could reasonably be expected to have produced an offer price corresponding to full underlying value. A potential counter-bidder that believed that it could extract greater strategic or synergistic value from ownership of Mayne Pharma could make a superior offer. Mayne Pharma has entered into a break fee arrangement of approximately $26 million, undertaken not to solicit rival offers and has granted Hospira the right to match any increased offer from a third party. In Grant Samuel's view, however, these arrangements are unlikely to be a serious disincentive to a committed buyer willing to make a superior offer. The overall process by which the Scheme will be implemented will take more than two months, from the announcement of the Scheme on 21 September 2006 to the meeting at which Mayne Pharma shareholders will consider approving the Scheme. This period provides ample opportunity for a counter-bidder to make a rival offer, should it wish to do so.

In the absence of a superior offer, Grant Samuel believes that Mayne Pharma shareholders would be better off voting in favour of the Scheme.

- **The disadvantages of the Scheme are not significant.**

The disadvantages of the Scheme are not significant. If Mayne Pharma shareholders vote in favour of the Scheme they will be giving up the opportunity to realise greater value in the future. In Grant Samuel's view this foregone opportunity is not significant having regard to the pricing of the Hospira Offer. Mayne Pharma shareholders would have an opportunity to evaluate any alternative offer if one was made before the meeting at which shareholders will vote on the Scheme. The Scheme might result in some shareholders realising a taxable capital gain and incurring a resultant capital gains tax liability, but this is essentially a consequence of a successful investment outcome for Mayne Pharma shareholders. Shareholders will receive cash to allow them to settle any capital gains tax liability.

- **The Scheme is in the best interests of Mayne Pharma shareholders.**

Grant Samuel has concluded that the Hospira Offer is fair. In addition, assessment of other factors to be considered in evaluating the Scheme suggests that shareholders will be better off if they vote in favour of the Scheme than if they do not. Accordingly, in Grant Samuel's view, the Scheme is in the best interests of Mayne Pharma shareholders.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in Mayne Pharma. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by Mayne Pharma in relation to the Scheme.

Voting for or against the Scheme is a matter for individual shareholders, based on their own views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

GRANT SAMUEL

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

Grant Samuel & Associates

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Mayne Pharma Limited

Financial Services Guide

and

Independent Expert's Report

in relation to the Offer by Hospira, Inc

Grant Samuel & Associates Pty Limited

(ABN 28 050 036 372)

6 October 2006

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Mayne Pharma Limited on the offer by Hospira, Inc to acquire Mayne Pharma Limited, to be effected by a scheme or arrangement, Grant Samuel will receive a fixed fee of $650,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 7.3 of the Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 7.3 of the Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Mayne Pharma or Hospira that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates:

- *in December 2005, Grant Samuel was engaged to prepare an expert's report in relation to a proposal for the redomicile of Mayne Pharma to the United Kingdom;*
- *in October 2005, Grant Samuel was engaged to prepare an independent expert's report in relation to the demerger of Mayne Pharma by Mayne;*
- *in October 2002, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne's logistics business; and*
- *in July 2001, Grant Samuel was engaged to prepare an independent expert's report for Faulding in relation to the takeover offer by Mayne.*

In addition, Grant Samuel group executives hold in total less than 10,000 shares in Mayne Pharma.

Grant Samuel had no part in the formulation of the Hospira Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Hospira, Inc offer. Grant Samuel's out-of-pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel, which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

Table of Contents

GRANT SAMUEL

1 **Details of the Offer**

On 21 September 2006 Mayne Pharma Limited ("Mayne Pharma") announced an agreement had been reached for Hospira Holdings (S.A.) Pty Ltd, a wholly owned subsidiary of Hospira, Inc. ("Hospira"), to acquire Mayne Pharma for $4.10 cash per share ("Hospira Offer"). The transaction is to be effected by a Scheme of Arrangement ("Scheme") and is subject to the approval of Mayne Pharma shareholders.

The Scheme must be approved by a majority in number of the Mayne Pharma shareholders who vote at the scheme meeting (in person or by proxy) and who hold at least 75% of the total number of shares voted at the meeting. If the scheme is implemented, all of the Mayne Pharma shares will be transferred to Hospira in consideration for $4.10 cash per share.

The Hospira Offer is subject to a number of conditions, which are set out in full in the Scheme Booklet. In summary, the key conditions are:

- relevant regulatory approvals, including the approval of FIRB and other governmental agencies;
- Mayne Pharma shareholder and Court Approval;
- no material adverse change in Mayne Pharma or prescribed occurrences; and
- Mayne Pharma not to make approaches to other parties, solicit additional bidders or alternative transactions or initiate any discussions with any third party which may reasonably be expected to lead to a competing proposal, subject to the fiduciary and statutory duties of the Mayne Pharma directors.

Mayne Pharma has agreed to pay Hospira a break fee equal to 1% of the equity value of the Hospira Offer ($26.3 million) under certain circumstances. In particular, Mayne Pharma will be obliged to pay the break fee to Hospira if:

- Mayne Pharma consummates a competing proposal within a year of the signing of the scheme implementation agreement, dated 20 September 2006;
- Mayne Pharma is in material breach of the scheme implementation agreement; or
- any two directors or the Chairman of Mayne Pharma change their recommendation that shareholders vote in favour of the Scheme.

In addition, Mayne Pharma has agreed that it will not provide any information to a third party for the purpose of enabling that party to make a competing proposal without the prior written consent of Hospira, subject to the fiduciary and statutory duties of Mayne Pharma directors. Furthermore, in the event Mayne Pharma receives a competing proposal, it has agreed that it will not accept that competing proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the competing proposal and the identity of the competing bidder, and given Hospira the opportunity to match the competing proposal.

Hospira is a leader in the development, manufacture and marketing of specialty injectable pharmaceutical products (generic and branded) and medical delivery systems through intravenous fluids. Hospira was spun-off from Abbott Laboratories in April 2004 and is listed on the New York Stock Exchange. Hospira reported annual sales of approximately US$2.6 billion (A$3.5 billion) for 2005, has 14 manufacturing facilities worldwide and holds the number one generic injectables market position in the United States. It has a market capitalisation of approximately US$6.3 billion (A$8.4 billion).

GRANT SAMUEL

2 Scope of the Report

2.1 Purpose of the Report

The Scheme is to be implemented by a scheme of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act") between Mayne Pharma and its shareholders. Under Section 411, the scheme of arrangement must be approved by a majority in number (ie. at least 50%) of each class of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution. The scheme of arrangement will then be subject to approval by the Supreme Court of Victoria.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert's report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the Australian Stock Exchange ("ASX") Listing Rules, the directors of Mayne Pharma have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report for the purposes of Section 411 of the Corporations Act. The report is to set out Grant Samuel's opinion as to whether the Scheme is in the best interests of Mayne Pharma shareholders and to state reasons for that opinion.

This report has been prepared by Grant Samuel for the benefit of the Directors of Mayne Pharma (and no other party) to assist them in making recommendations to shareholders in relation to the Scheme. It will accompany the Explanatory Memorandum to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Scheme is in the best interests of Mayne Pharma shareholders.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Mayne Pharma shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme booklet issued by Mayne Pharma in relation to the Scheme.

Whether to vote in favour of the Scheme is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the Scheme, should consult their own professional adviser.

2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the

overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Scheme is to assess whether the Hospira Offer reflects the full underlying value of Mayne Pharma (ie whether the Hospira Offer is fair) and to consider any other non-value related issues that could bear on a decision as to whether to vote in favour of the Scheme.

The following factors, inter alia, have been considered in determining whether the Scheme is in the best interests of Mayne Pharma shareholders:

- the estimated value of Mayne Pharma compared to the Hospira Offer;
- the likelihood of an alternative transaction or other alternatives that could realise greater value;
- the likely market price and liquidity of Mayne Pharma shares in the absence of the Scheme; and
- other advantages and disadvantages for Mayne Pharma shareholders of voting in favour of the Scheme.

2.3 Sources of Information

Publicly Available Information

- the Explanatory Memorandum accompanying this report (including earlier drafts);
- the Scheme Booklet relating to the Mayne Group Limited ("Mayne") demerger of Mayne Pharma;
- the Mayne Pharma annual report for the year ended 30 June 2006;
- Mayne Pharma financial results for the six months ended 31 December 2005;
- press releases, public announcements, media and analyst presentation material and other public filings by Mayne Pharma, including information available on its website;
- brokers' reports and recent press articles on Mayne Pharma and the pharmaceutical industry; and
- other information on the global pharmaceutical industry and listed companies comparable to Mayne Pharma including annual reports, interim financial results, public announcements, regulatory filings, press reports and sharemarket data.

Non Public Information

- management accounts for Mayne Pharma for the two months ended 31 August 2006;
- budgets for Mayne Pharma for the year ending 30 June 2007 prepared by Mayne Pharma management;
- forecast for Mayne Pharma for the two years ending 30 June 2009 prepared by Mayne Pharma management; and
- other confidential documents, board papers, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of Mayne Pharma and Mayne Pharma's financial and legal advisers.

GRANT SAMUEL

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Mayne Pharma and its advisers. Grant Samuel has considered and relied upon this information. Mayne Pharma has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Scheme is in the best interests of Mayne Pharma shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Due diligence is beyond the scope of an independent expert's report. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Mayne Pharma. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included the budget for Mayne Pharma for the year ending 30 June 2007 ("the 2007 budget") prepared by management and approved by the Board of Mayne Pharma. Mayne Pharma is responsible for the 2007 budget. The 2007 budget was prepared in the period from March to May 2006 and approved by the Board of Mayne Pharma in June 2006. The budget was subsequently adjusted to account for the acquisition of Nipent in August 2006. The generic pharmaceutical industry is volatile and accordingly, actual results will vary from the budgeted results and those variations could be material.

Grant Samuel has used and relied on this financial information for the purposes of its analysis. The major assumptions underlying the budgets were reviewed by Grant Samuel in the context of current economic, financial and other conditions. However, it should be noted that the budgets and the underlying assumptions have not been reviewed (nor is there a statutory or regulatory requirement for such a review) by an investigating accountant for reasonableness or accuracy of compilation and application of assumptions.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant's examination), there are reasonable grounds to believe that

GRANT SAMUEL

the budgets have been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account that:

- the budgets were reviewed and approved by the Directors of Mayne Pharma;
- the budgets have been prepared through a detailed budgeting process involving preparation of "ground up" budgets by the management of each Mayne Pharma region on a "molecule by molecule", "country by country" basis and reviewed by the executive management team of Mayne Pharma; and
- actual trading performance for the year to date to 30 September 2006 was ahead of budget and Mayne Pharma management believes that it is reasonable to expect that Mayne Pharma will match or exceed its budgeted financial performance for the year ending 30 June 2007 (although the nature of Mayne Pharma's business is such that earnings are inherently volatile and there is a risk that actual earnings could vary from the budget).

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed or otherwise disclosed to Grant Samuel;
- the information set out in the Explanatory Memorandum/Notice of Meeting sent by Mayne Pharma to its shareholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the Scheme will be implemented in accordance with its terms; and
- the legal mechanisms to implement the Scheme are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

GRANT SAMUEL

3 Overview of the Pharmaceutical Industry

3.1 Introduction

The pharmaceutical industry is one of the world's largest manufacturing industries and produces drugs for curing, alleviating, preventing or diagnosing diseases in humans. Global pharmaceutical sales totalled US$602 billion in 2005. Blockbuster products, those with sales greater than US$1 billion, totalled 94 in 2005. The largest market for pharmaceuticals is North America, which represents approximately 40% of global sales, followed by Japan, which accounts for approximately 10% of global sales.

Global pharmaceutical sales grew 7% in 2005 with the introduction of new products accounting for 40% of the market's growth. Growth in the global pharmaceutical market is driven, in part, by an ageing demographic and the continued trend towards increased use of pharmaceutical products worldwide.

It is estimated that there were more than 2,300 products in clinical development in 2005. The process from discovery to commercialisation of a new drug is estimated to average approximately 12 years, is subject to significant regulation and involves large costs.

3.2 Generic versus Proprietary Products.

Pharmaceutical products fall into two broad types: proprietary products - novel molecules which have been developed by research-based pharmaceutical companies and are patented - and generic products, which utilise an existing therapeutic molecule. Generics are usually the chemical and therapeutic equivalent of proprietary pharmaceutical products. If the generic product is a simple chemical entity and an easy to develop formulation, this product is generally referred to as a commodity generic. Where the generic product uses a modified formulation or delivery system to improve the clinical or other attributes of the product, then this is often referred to as an Improved Chemical (or biological) Entity, or ICE. In the case of both proprietary and generic products, branding of the product is a common marketing tool to distinguish the product from its competition.

Generic companies that produce and market ICE and/or branded generic products are often referred to as specialty pharmaceutical companies due to the differentiation of their products and often focus on a particular therapeutic area or market segment.

The market for commodity generics, because they are relatively easy to develop and manufacture, is highly competitive and characterised by rapid price erosion after product release and low margins. The market for branded generics, which are packaged and marketed under a brand name, is less competitive, with products having longer life cycles and higher margins. Specialty ICE products are often patent protected (e.g. the use of a novel formulation) and thus also tend to enjoy higher margins and a longer life cycle relative to commodity generics.

Generic products are estimated to account for approximately 10% of total pharmaceutical sales (higher in volume terms).

3.3 Market Overview

The most important component of a drug is its active pharmaceutical ingredient ("API"). The API is the substance that is pharmaceutically active. A capsule, tablet, syrup, intravenous fluid, or any other formulation of a drug usually has two components: the API, which is the drug itself, and excipients, which are the pharmaceutically inert substance of the tablet or liquid in which the API is suspended. Generic pharmaceuticals are required to be able to demonstrate bioequivalence, meaning that they contain the same API and deliver the same amount of medication into the body within the same timeframe. They normally enter the market on expiry of the proprietary drug's patent but can be launched earlier if no patent infringement occurs. Generic products take less time to develop than the original proprietary products and are typically sold at lower prices. The development and approval process for generic pharmaceuticals is less time consuming and expensive than for proprietary products.

GRANT SAMUEL

Although the main driver of the generic pharmaceutical industry is the proprietary pharmaceutical industry (upon patent expiry, the market for a proprietary drug may be entered by companies with approved generic versions), growth in generic pharmaceuticals has outpaced growth in proprietary pharmaceuticals in most countries in recent years.

Generic manufacturers decide whether to develop a version of a proprietary product based on a number of factors including the market value of a proprietary product, expected number of competitors and technical ability. The aim is to be ready to launch the generic product on the day the proprietary product patent expires, unless manufacturers can find a way around the patents and launch earlier. It is important to be first to market. Historically the first manufacturer to market holds a greater market share and achieves higher profit margins than subsequent market entrants.

The price erosion of a proprietary product largely depends on the number of its generic competitors. The industry has seen aggressive pricing discounts, particularly in the United States oral generics sector, where a new oral generic launch can attract up to 8-10 competitors.[1] As prices decline quickly upon proprietary product patent expiry, speed to market is crucial in the quest to maximise financial returns. This requires timely research and development together with alignment of API sourcing, manufacturing capability, product licensing and distribution.

The earnings of generic pharmaceutical companies are typically volatile. The volatility of the generics industry is driven by:

- **Patent expiry:** While fundamentals support robust growth for the generic industry, the industry is primarily driven by patent expiries and not by the drivers of the overall pharmaceutical industry (ageing population and a tendency to prescribe higher priced new drugs). The number and value of patent expiries can vary significantly from year to year, with the result that the incidence of new generic product launches, and associated profitability, can be volatile;
- **Competitive pricing:** Generic price discounting is usually a function of the number of competitors in the market. A drug that sees one to two generic competitors may expect 20-40% erosion of the proprietary drug price, while six to eight competitors may trigger 80-90% pricing discounts; and
- **Legal proceedings:** In seeking early market launch opportunities, generic companies may be involved in patent litigation that seeks to prove one of more of the innovator's patents are invalid. If the generic company is successful, generic companies may be able to enter the market more quickly than otherwise possible.

Proprietary pharmaceutical companies are becoming increasingly aggressive in litigating against generic entries prior to patent expiry. Product launches are sometimes subject to legal challenges by proprietary pharmaceutical companies such that generic manufacturers are often involved in lengthy litigation against proprietary companies. Proprietary companies and competing manufacturers typically employ a number of tactics to delay the entry of new generic drugs, including patent extensions. Intellectual property rights and the freedom to operate that is associated with generic products is often unclear, due to the litigious nature of the industry.

Authorised generics have also become a part of common pharmaceutical company strategies, particularly in the United States market. 'Authorised' copies or generics occur when proprietary manufacturers allow a copy product to enter the market prior to generic competition. The proprietary company receives royalties whilst the generic company endeavours to develop a market for their generic product by being the first entrant. Discounts on the proprietary product are tied to the generic offering.

[1] There have been a number of oral generic launches that have seen prices tumble on the first day after patent expiry by up to 90% of the proprietary price.

Page 7

Growth in the generic pharmaceutical industry depends in part on the rate of patent expiries for proprietary drugs, and the market positions of the drugs for which patents expire. A number of patent expiries saw the industry enjoy buoyant conditions from around 2000, attracting new manufacturers and capital expenditure for expansion. Over the period 1996 to 2003 the aggregate sales for 15 of the larger global generic manufacturers grew at a compound rate of 19%. The boom brought capital investment at a more rapid rate. Since then, the rate of growth of the generic markets has slowed in part due to fewer patent expiries. Recent forecasts, however, suggest an improvement in industry economics, with an increasing number of drug patent expiries scheduled over the next few years. There is an estimated $157 billion of proprietary drug sales in 2005 that could be exposed to generic competition over the next ten years.

3.4 Market Penetration

The level of market penetration for generic pharmaceuticals varies significantly across the world and is highest in Germany, the United Kingdom and the United States.

Generic manufacturers largely compete on price, but the size of the manufacturer's portfolio is also important for both wholesaler and hospital pharmacy relationships. The substitution of proprietary products with generic products is driven globally by:

- changes in Government policies to support or require generic substitution;
- pressure from Governments and third party payers to contain health costs;
- increased acceptance of generic pharmaceuticals by healthcare professionals and consumers; and
- the number of patented pharmaceuticals that have come off patent.

3.5 Outlook

The fundamentals of the pharmaceutical industry in general and the generics industry in particular, are positive. The total pharmaceutical market is forecast to grow at a compound annual growth rate of 5-8% over the next five years[2]. Globally, with an ageing population and increasing health budgets, cheaper generic drugs are attractive to the funding agencies trying to reduce costs.

Despite favourable underlying growth in the global generic pharmaceutical industry, participants are subject to significant competitive pressure from new low cost producers. Because of this increasing competition, the inherent volatility of the generic industry and also the fragmented nature of the sector, many commentators believe that the industry is likely to undergo ongoing restructuring and consolidation.

3.6 Injectable Generic Pharmaceuticals

Competition in the injectable generics market has historically been less than in the oral generics market due to the significant barriers to entry for injectable generics. The manufacture of injectable generics is more complex than the manufacture of oral generics, reflecting the safeguards and higher levels of manufacturing controls required for drugs that are introduced directly into the bloodstream.

With lower competition and higher margins and barriers to entry, large oral generic producers are being attracted to the injectable generics market. Major suppliers such as Teva Pharmaceutical Industries Ltd ("Teva") and Novartis AG ("Novartis") have been aggressive acquirers to establish their presence in the injectable sector. The rapid entry of low cost producers into the oral drug sector has further increased the attractiveness of the injectables sector. However, many market

[2] IMS Health

participants expect that profits will continue to grow, with market expansion outweighing revenue losses incurred from elevated competition.

3.7 Oncology Pharmaceuticals

Global sales of oncology pharmaceuticals (cancer drugs) were around US$29 billion for the 2005 calendar year and grew 19% during the period and 18% per annum for the four years to 2004.[3] The oncology sector is expected to present significant opportunities for pharmaceutical manufacturers in the coming years[4]. The following graph illustrates the estimated growth in oncology pharmaceutical sales in the major global pharmaceutical markets of the United States, United Kingdom, Germany, France, Spain, Italy and Japan.



Major Market Oncology Sales
(United States, United Kingdom, Germany, France, Spain, Italy and Japan)
(2004-2014)
Sales ($m)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: Datamonitor Generics Cancer Market, December 2005.

Total sales in the generic oncology market were estimated at US$1.3 billion in 2004, and are expected to increase to US$10.9 billion by 2014 across the United States, United Kingdom, Germany, France, Spain, Italy and Japan[5]. There are many significant molecules coming off patent within the next five years. Many of the oncology drugs used in practice today are injectable formulations and as with the injectable sector, competition in the oncology sector has historically been lower than in other generic sectors. The greater expertise required to manufacture cytotoxic oncology drugs (toxic drugs used in chemotherapy treatments) represents a significant barrier to entry for these types of oncology drugs.

The outlook for the generic oncology sector is positive. Awareness of cancer is at an all time high with cancer incidence rates increasing in line with an ageing population. Currently, 20% of the developed world's population is aged 60 years and over. This demographic is expected to increase to 32% of the developed world's population by 2050. Moreover, the World Health Organisation estimates that the global incidence of cancer cases will rise from 10 million in 2000 to 15 million in 2020. Increased government expenditure required for healthcare will ensure growing pressure is placed on manufacturers to provide affordable treatments. This represents a lucrative opportunity for generic manufacturers, as strong demand for low cost generic alternatives to the proprietary drugs is likely to produce sustained growth for many years.

[3] IMS Health: MIDAS, Dec 2005

[4] Datamonitor, Generics Cancer Market, December 2005 predicts the cancer market to be worth approximately US$50 billion by 2010.

[5] Datamonitor, Commercial Insight: Generic Cancer Market, Dec 2005

GRANT SAMUEL

3.8 Emerging Low Cost Producers

A significant challenge for the industry is the growing manufacturing capacity in emerging markets. Primarily made up of Indian and Chinese based suppliers, emerging, low cost manufacturers are graduating to developed world markets, resulting in increased competition and declining prices. Many existing manufacturers are examining relocation of product development and manufacturing to lower cost countries, by acquisition, through investment in new facilities, and/or by securing joint ventures with partners in emerging markets in order to leverage off their lower cost base.

Traditionally low cost producers have served the less regulated markets of Asia and Africa. As their expertise has grown some have migrated to semi regulated markets such as Latin America. In more recent years low cost manufacturers have achieved growing rates of penetration in the developed and more highly regulated markets of the United States and Europe. This trend is expected to continue over the short to medium term.

There are around 2,000 pharmaceutical companies in India alone. Indian manufacturers have been investing similar levels of capital expenditure to their United States and European counterparts as they gear up to reach the standards of the more highly regulated markets. Capital expenditure by Indian manufacturers is estimated to have represented around 30% of global capital expenditure in the generic pharmaceutical sector in 2004.

Three advantages for manufacturers from emerging markets are:

- lower cost of APIs, as generally they have developed their own sources;
- up to 30-40% lower cost bases, due to cheaper manufacturing labour, skilled research and development scientists and capital expenditure costs; and
- existing experience in the development of generic versions of the proprietary drug compounds that are yet to come off patent in the United States and European markets. The historically less rigorous patent legislation in many of the less regulated markets such as India and China has allowed local suppliers in those markets to launch generic drugs as soon as they could be produced. By the time the drug patent expires in the more regulated markets these suppliers have had years of experience with the drug compound. The benefits include improved yields and more cost effective manufacturing processes.

3.9 Generic Markets in Europe and United States

It is expected that industry participants' attention will be focussed on Europe in the short to medium term. While the United States market has a high generic drug penetration and has seen very high growth, competition in some parts of Europe has not been as fierce. Europe's nationalised health services are currently facing increased budgetary constraints, encouraging an increase in generic market penetration. The European market for generics may be more attractive than the United States because:

- overall, competition may not be as fierce;
- standardised pharmaceutical laws passed in December 2003 have reduced differences between individual European markets, increasingly allowing generic participants to address Europe as a single market;
- organic growth potential may be higher in Europe than in the saturated and more mature United States generics market; and
- historical fragmentation in the European market provides opportunities for consolidation and profitability growth through greater efficiencies.

Examples of relevant European acquisitions within the industry are:

- Teva's acquisition of the United States based generic injectable drug company, Sicor Inc, with a view to leveraging Sicor Inc's portfolio across Teva's European distribution network and increasing Teva's exposure to the generic injectables market;
- Novartis' acquisition of:
  - the second largest German generic pharmaceutical company, Hexal AG, and 67.7% of the United States based generic pharmaceutical company, Eon Labs, Inc; and
  - the Canadian injectable drug company, Sabex Holdings, which provided the generic business of Novartis, Sandoz, with a leadership position in injectable generic pharmaceuticals in Canada and a platform to build a generic injectables business globally, particularly in the rapidly growing United States market;

  with the intention of becoming the world leader in generic pharmaceuticals; and
- Dr Reddy's Laboratories Ltd's acquisition of the fourth largest generics company in Germany, Betapharm Arzneimittel GmbH ("Betapharm"), enabling it to leverage off Betapharm's product development range to build its generics business in Europe.

On the other hand:

- competition is intense in some countries;
- differing legal systems across Europe make patent challenges, a common pharmaceutical strategy, more challenging;
- sales and distribution is more complex and expensive than in the United States; and
- generic drug substitution is encouraged in some countries (eg. France and Spain) but currently does not enjoy uniform support in the European territories.

Moreover, the United States has the world's largest and most mature generic market and it is likely to continue to provide great opportunities to manufacturers for some time. Traditionally the United States has led the way in terms of favourable legislation for generics, although it is now lagging behind the European Union in relation to biogenerics regulation. Proprietary drug prices in the United States are generally the highest in the world, primarily because the government does not act as a single buyer of pharmaceuticals. This encourages strong demand for less expensive generic drugs.

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4 Profile of Mayne Pharma Limited

4.1 Overview

4.1.1 Background

Mayne Pharma is an international pharmaceutical company involved in the research, development, manufacture and sale of injectable generic and specialty pharmaceuticals with an emphasis on generic injectable oncology products and related therapeutic areas such as pain management and anti infectives. In May 2006, Mayne Pharma announced that following a strategic review the company would be repositioned to create a leading global specialty pharmaceutical company focussed on the oncology segment. Mayne Pharma's product portfolio will be developed to include a broad range of products (both proprietary and generic) prescribed by oncologists in treating patients.

Mayne Pharma has a direct presence in 21 countries and indirect distribution in a further 48 countries and employs approximately 2,150 employees globally. Most of Mayne Pharma's senior management team recently relocated to London in the United Kingdom to enable senior management to focus on the core operations of the company and the opportunities for expansion. Mayne Pharma was established as an independent ASX listed entity on 21 November 2005 upon completion of its demerger from Australian health-care company, Mayne (now Symbion Health Limited).

Mayne Pharma's predecessor business was established as FH Faulding & Co Limited ("Faulding"), which opened its first pharmacy in Adelaide, Australia, in 1845. The company commenced manufacturing its own proprietary lines by 1850, and by 1900 had offices in London, Perth and Sydney. Faulding was acquired by Mayne in October 2001, which at the time was an international services company operating in the healthcare and logistics industries. Following the acquisition of Faulding, Mayne significantly rationalised its businesses to focus on healthcare, and the non-healthcare logistics business was divested in February 2003. Further rationalisation occurred in 2003 with the divestment of the private hospital business, and Mayne Pharma was demerged from Mayne in November 2005.

Mayne Pharma now operates as an independently listed international specialty pharmaceutical company focussed on the oncology segment, with activities in Europe, the Middle East, Africa ("EMEA"), Asia Pacific and the Americas. In EMEA, Mayne Pharma has an extensive distribution network. According to IMS Health Incorporated, Mayne Pharma is the market leader by revenues for injectable generic oncology pharmaceuticals in the United Kingdom and Italy and occupies top three positions in Germany, France and Spain. In North America, Mayne Pharma is the second largest supplier of generic injectable oncology pharmaceuticals by sales in Canada and has an emerging presence in the United States. In addition, Mayne Pharma has a strong market position in the Asia Pacific region, where it focuses primarily on Australia and New Zealand. Mayne Pharma generated pro forma sales revenue of $803 million and pro forma EBITDA[6] of $171 million in the financial year to 30 June 2006.

Mayne Pharma has enhanced its global position in injectable pharmaceuticals through a number of acquisitions in recent years, including the acquisition of:

- the rights to sell and market the oncology drug paclitaxel in North America from Abbott Laboratories in September 2003;
- the paclitaxel API business from Napro Biotherapeutics Inc., in Colorado in December 2003;
- the MVI® (injectable multivitamins) and Aquasol product ranges from aaiPharma Inc in May 2004;

[6] EBITDA is defined as earnings before net interest, income tax, depreciation, amortisation and significant items.

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- the specialist injectable contract manufacturing business Wasserburger Arznemittelwerk Dr. Madaus GmbH ("Wasserburger"), in Germany in May 2004;
- a leading Spanish specialist hospital generic pharmaceutical distribution business from Laboratorios Farmacéuticos ROVI SA in December 2004;
- the Intra-Tech Healthcare Limited aseptic manufacturing service in the United Kingdom in June 2005;
- the pharmaceutical sales company Onkoworks Gesellschaft für Hestellung und Vertrieb onkologischer Spezialpräparate GmbH ("Onkoworks"), focussed on generic oncology drugs in Germany, in June 2005;
- the Italian generic pharmaceutical businesses, PHT Pharma Srl and Biologici Italia Laboratories, in June and August 2005 respectively; and
- the North American rights to SuperGen's Nipent® (pentostatin for injection) and SurfaceSafe™, in August 2006.

These acquisitions increased Mayne Pharma's manufacturing capabilities and significantly added to its market presence and portfolio of products in the injectable oncology and acute care sectors. Following these acquisitions Mayne Pharma became the number two manufacturer and supplier of paclitaxel globally.

4.1.2 Key Products

Mayne Pharma's product portfolio is focussed on products prescribed by oncologists, with 74% of product revenues sourced from this class of product in the 2006 financial year.

Mayne Pharma Product Revenue by Therapeutic Class
Year ended 30 June 2006


Non-oncology 26%
Anti-cancer agents 47%
Pain management 3%
Oncology other 6%
Bisphosphonate 8%
Anti-infective 10%

Source: Mayne Pharma.

Mayne Pharma has significant market positions in generic oncology pharmaceuticals in Europe and Asia and a developing presence in the United States.

Oncology is regarded as a highly attractive market, with relatively low competition, high barriers to entry and premium pricing opportunities. The low distribution costs associated with selling oncology products through hospital networks is another attractive feature of this market.

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Mayne Pharma's top 10 products (by sales) generated 50% of its revenue for the financial year to 30 June 2006. Mayne Pharma's key injectable pharmaceutical products are:

- paclitaxel, a drug for the treatment of ovarian, breast and non-small cell lung cancer. Paclitaxel was Mayne Pharma's number one selling product with sales of $139 million in the financial year to 2006;
- pamidronate, an oncology drug used to treat a condition involving too much calcium in the blood, which may be associated with certain types of cancer, and Mayne Pharma's second best selling product;
- irinotecan, a drug for the treatment of cancer of the colon or rectum;
- MVI®, injectable multivitamins to provide nutrition to patients unable to feed orally; and
- carboplatin, a drug for the treatment of ovarian cancer.

Mayne Pharma received marketing authorisation in September 2006 for its oxaliplatin product from the United Kingdom drug approval agency, which followed a ruling from the United Kingdom High Court (subject to ongoing appeal) which found in favour of Mayne Pharma in regard to certain patents for its oxaliplatin product. Mayne Pharma has also received marketing authorisation in other European and non-European territories such as Portugal, Denmark, Sweden and Australia. Oxaliplatin is one of the largest anti-cancer pharmaceutical products in the world by sales.

Mayne Pharma as part of its recently announced strategic review is expected to rationalise its portfolio of products to focus on key molecules and has identified more than 20 molecules it is investigating whether to delete from its product range that contribute only marginally to the company's earnings.

Mayne Pharma operates a small specialist oral pharmaceutical business. Oral pharmaceutical sales represent less than 10% of total sales. Mayne Pharma manufactures and sells four oral pharmaceutical products: Doryx (anti-infective/acne); Astrix (pain); Eryc (anti infective); and Kapanol (pain). Doryx, an antibiotic used in the treatment of acne, contributes a large proportion of Mayne Pharma's oral sales.

Mayne Pharma currently has 46 molecules in the generic development pipeline. Of these, 23 molecules are pre-dossier products that are still at the development stage, for which the requisite documents required for regulatory approval have not yet been filed with the relevant authority. A further 23 molecules are filed-dossier products. Development of these products is considered complete and the requisite documentation required for regulatory approval has been filed with the relevant authority, but that authority has not yet approved the product. These products had an estimated local market value of US$4.2 billion as at 11 September 2006, a large increase relative to the local market value of filed-dossier products at 31 December 2005 of US$2.2 billion. Local market value refers to the sales of the equivalent patented product prior to the expiration of the patent in the countries in which Mayne Pharma expects to launch its products. Accordingly, local market value is not a forecast of Mayne Pharma's expected sales revenue. Mayne Pharma's pipeline of products includes epirubicin (a drug used in the treatment of certain types of cancer), gemcitabine, docetaxel and other major oncology medicines.


Mayne Pharma Generic Pipeline
Pre-dossier
23 Molecules
Filed dossier
23 Molecules
Number of molecules
Early Stage
2
Development
14
Stability Testing
Pre-filing
7
Pending at FDA
10
Pending at an
EU Agency
14
Pending at TGA
15
Pending at TPD
8

Source: Mayne Pharma.

Mayne Pharma's primary customers are oncologists. The major distribution channels for Mayne Pharma's injectable products are hospitals and clinics as well as distributors, group purchasing organisations and governments through tender processes. Mayne Pharma also sells a limited range of products (predominantly oral) through pharmacies.

In recent years, Mayne Pharma has also entered into a number of product in-licensing agreements, involving the sale of products under licence from third parties, to expand its product portfolio. A significant example was the in-licensing agreement with IVAX Corporation, Inc ("IVAX") for the manufacture, marketing and distribution of Paxene® (a brand of alternative paclitaxel drug) in Europe.

Mayne Pharma already has an extensive oncology product portfolio primarily comprising key generic cytostatic medicines, and additional core oncology products in the development pipeline. Mayne Pharma plans to build on this portfolio by increasing its investment in its internal development capability, by way of in-licensing agreements, through the acquisition of already commercialised products and by enhancing its expertise in bringing both generic and proprietary oncology drugs to the market.

Mayne Pharma's research and development activities are focussed on oncology and related drugs, and aim to develop generic products that have one or more characteristics that make it difficult for competitors to develop competing products. Research and development is conducted almost exclusively at Mayne Pharma's facility in Mulgrave, Victoria. In the past two financial years, Mayne Pharma has established relationships with research and development partners in low cost and generic-friendly environments, such as India. Mayne Pharma currently employs more than 130 research and development professionals globally.

A key outcome of Mayne Pharma's recently announced repositioning is that the company's activities will be extended to include the development of proprietary drugs, beyond its existing activities in Australia. In addition to its ongoing investment in developing generic oncology medicines, Mayne Pharma intends to focus on reformulation of existing proprietary or generic drugs to deliver ICE products with improvements that are either patentable in their own right, or do not infringe on the innovator's patents. The company expects the expansion of its speciality proprietary oncology products business to increase margins, increase average product life cycles and reduce earnings volatility.

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Mayne Pharma has expertise in bringing products to market in a timely and efficient manner by devising sophisticated regulatory approaches in the registration of generics. Mayne Pharma employs a team of approximately 130 regulatory specialists globally to manage the complex regulations associated with generic pharmaceuticals.

Patent litigation is a common aspect that arises up until the launch of many generic products. At any point in time Mayne Pharma may be involved in various litigation matters related to products it is developing.

4.1.3 Manufacturing Facilities

Mayne Pharma operates manufacturing facilities in each of its core regions: Aguadilla, Puerto Rico, and Boulder, Colorado, in the United States; Mulgrave, Victoria, and Salisbury, South Australia in Australia; and Wasserburg, Bavaria, in Germany. Each of these facilities is approved by the United States Food and Drug Administration ("USFDA"). The majority of Mayne Pharma's products by sales value are currently manufactured in Mulgrave.

Mayne Pharma sources APIs from third parties, with the exception of paclitaxel API. API can account for a significant proportion of total product costs. A small component of Mayne Pharma's manufacturing activities, representing 13% of revenues, involves contract manufacturing for third parties.

In May 2005, Mayne Pharma entered into a joint venture with Indian pharmaceutical company, Cadila Healthcare Limited, a member of the Zydus Cadila Group, to build, own and operate a cytotoxic fill and finish and API manufacturing facility in India. Construction of the facility commenced in November 2005, and finished dose production is expected to commence in the financial year ending 30 June 2008. The creation of in-house API development and processing capabilities in a low cost environment has the potential to bring significant financial benefits. India is expected to increasingly become a low cost, high quality source of oncology related products for Mayne Pharma and enable the company to address the emerging threat from low cost manufacturers and remain competitive. Mayne Pharma is also intending to use the API development and processing expertise at its Boulder facility to vertically integrate into additional APIs.

4.2 Profile of Operations

Mayne Pharma has sought in recent years to expand its operations geographically. Mayne Pharma has operations in three regions: EMEA, Asia Pacific and the Americas. Mayne Pharma expects to focus its geographic expansion efforts on deepening its presence in the United States, Canada and Western Europe and potentially entering new markets in Eastern Europe and Asia. Mayne Pharma's repositioning and future strategy is expected to result in a decline in the relevance of the Australian market and increasing the significance of the European and United States markets.

Mayne Pharma has established considerable commercial influence with oncology customers, with a strong market position in the United Kingdom generic oncology market and a strengthening position in continental Europe. Mayne Pharma has a direct presence in each of the five largest pharmaceutical markets in Europe. Mayne Pharma believes there is considerable opportunity for further expansion in these relatively under-penetrated generic oncology markets through organic growth, in-licensing and acquisition, particularly in France, Spain and Italy.

A key component of Mayne Pharma's repositioning is to create a leading global specialty pharmaceutical company focussed on the oncology customer and to significantly expand its portfolio in the United States through in-licensing, acquisition and internal development.

Mayne Pharma's pro forma revenue for 2006 is analysed by region in the graph below:

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Mayne Pharma Pro forma Revenue by Geographic Region
Year ended 30 June 2006


Americas
27%
Europe, Middle East, Africa
49%
Asia Pacific
24%

Source: Mayne Pharma.

4.2.1 Europe, Middle East & Africa

Mayne Pharma is a leading manufacturer and distributor of injectable generics in EMEA where it employs approximately 660 people. Mayne Pharma is estimated to be the leader by revenue in injectable generic oncology drugs in the United Kingdom and Italy, occupies top three positions in Germany, France and Spain (which, along with the United Kingdom and Italy, make up the top five national markets by volume of sales within the regions), and is the overall market leader by total sales in these top five national markets. Mayne Pharma employs more than 100 people in sales and marketing in the EMEA region. Contract manufacturing is undertaken in Mayne Pharma's manufacturing facility in Wasserburg, Germany and over time is expected that a higher proportion of its production will be of Mayne Pharma products. The company also operates an aseptic manufacturing service business in the United Kingdom which prepares ready to use formulations of products for hospital customers.

EMEA operations contributed approximately 49% of Mayne Pharma's revenue in the financial year to 30 June 2006.

Mayne Pharma has significantly expanded its geographic presence and product range since the Faulding acquisition. Mayne Pharma's EMEA product portfolio is focussed on oncology products and other products prescribed by oncologists. These products accounted for approximately 82% of its revenue for the financial year to 30 June 2006.

Demand by European governments for measures to reduce health spending has promoted significant growth in generic pharmaceutical sales in Europe in recent years. Germany and the United Kingdom are relatively mature markets for generic pharmaceuticals. Penetration rates of generic pharmaceuticals in Europe, outside the United Kingdom and Germany, are significantly less than for the United States, and as a consequence the European market for generic pharmaceuticals is expected to grow strongly.

In Europe, evaluation of drugs is overseen by the European Agency for Evaluation of Medicinal Products. Typically, the approval process for generic pharmaceuticals takes 15-24 months.

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4.2.2 Asia Pacific

Mayne Pharma is the market leader in the manufacture and distribution of injectable generic pharmaceuticals in Australia and has established positions in several Asia Pacific markets including New Zealand, Thailand, Malaysia, Korea, Singapore, Taiwan, Hong Kong and China. Mayne Pharma has entered into agreements with Indian companies for research and development and the manufacture of products for export to Europe and the United States.

Mayne Pharma currently employs over 65 people in sales and marketing in the region. Sales in Australia currently account for the majority of Mayne Pharma's sales in the region. Approximately 1,160 people are employed in the Asia Pacific region, predominantly in Australia.

In Australia, all generic pharmaceuticals require registration under the Therapeutic Goods Administration ("TGA") to ensure that the quality, safety and efficacy of the products meet Australian standards. Manufacturers of TGA registered goods must have manufacturing processes that comply with the principles of the Good Manufacturing Practice code. Mayne Pharma's focus in Australia is on injectable products which are generally sold to public hospitals through tender contracts, and are therefore less dependent on the Government's Pharmaceutical Benefits Scheme reference price.

Mayne Pharma's primary manufacturing facility is located in Mulgrave, Victoria. Some contract manufacturing is also undertaken at the site. At present, the Mulgrave plant is the central manufacturing asset for the global Mayne Pharma business. Mayne Pharma recently completed a $50 million upgrade of its cytotoxic production facility at the Mulgrave plant to meet demand for its products and its product pipeline. The new facility began commercial production for products sold in Australia and TGA recognised countries in April 2006, with approval for production to the United States expected in late 2007.

Mayne Pharma's oral product manufacturing facility is located in Salisbury, South Australia. The Salisbury site's primary role is as a contract manufacturer. The site has significant capacity for a number of different oral pharmaceutical products.

Mayne Pharma's Asia Pacific operations contributed approximately 24% of Mayne Pharma's revenue in the financial year ended 30 June 2006. More than 40% of Mayne Pharma's sales in Australia were for branded generics and specialty products, with the remainder for commodity products. Sales in Australia are approximately 75% to hospitals, with the balance principally to retail pharmacies. Oncology products and other products prescribed by oncologists comprised approximately 49% of Mayne Pharma's sales in the Asia Pacific in the financial year ended 30 June 2006.

4.2.3 Americas

In North America, Mayne Pharma is the second largest supplier of generic injectable oncology pharmaceuticals by sales in Canada and has an emerging presence in the United States. A majority of Mayne Pharma's Americas revenue is derived from commodity generics, with an emphasis on oncology. Mayne Pharma employs approximately 340 people in the Americas. Operations in Mexico and Brazil were discontinued in the financial year ended 30 June 2005.

Mayne Pharma's growth into the United States was driven by the launch of pamidronate and the subsequent acquisition of paclitaxel.

Mayne Pharma's key products in the Americas are pamidronate, paclitaxel, methotrexate and MVI®. Sales of oncology products and other products prescribed by oncologists accounted for approximately 63% of sales in the Americas in the financial year to 30 June 2006.

The United States pharmaceutical market is the largest in the world, representing approximately half of the global market. Generic drugs have a greater degree of penetration in the United States than in any other pharmaceutical market. The United States market for generics is particularly competitive. Therefore, the rate of price erosion of key generic drugs following their launch tends to be high.

The USFDA requires that generic pharmaceutical manufacturing operations, both of companies based in the United States and of companies that export to the United States, comply with United States Code of Federal Regulations current Good Manufacturing Practices. In the United States, marketing of new generic drugs must also be approved by the USFDA. The time typically required to receive USFDA approval is 12-24 months. Product approval can be given subject to the resolution of patent issues associated with the relevant proprietary product.

Mayne Pharma has manufacturing sites at Aguadilla, Puerto Rico, and Boulder, Colorado. The primary role of the Boulder facility is to supply paclitaxel API for conversion at the Mulgrave plant. In 2004, the Aguadilla facility supported the United States domestic business with 9 molecules and around 25 presentations of non-cytotoxic finished product. The Aguadilla site is undergoing a significant compliance and capacity upgrade, with the construction phase of the upgrade now complete. However, as a result of the redefined strategic focus of Mayne Pharma and the identification of other manufacturers to supply some of the company's oncology related pharmaceutical products, Mayne Pharma is re-evaluating its options for the Aguadilla facility. The alternatives being considered include completing the upgrade, divesting the facility or closing the site.

Mayne Pharma's Americas operations contributed approximately 27% of Mayne Pharma's revenue for the financial year to 30 June 2006.

4.3 Financial Performance

The historical pro forma financial performance of Mayne Pharma for the financial years ended 30 June 2003, 30 June 2004, 30 June 2005 and 30 June 2006 and the budgeted financial performance for the financial year ending 30 June 2007 are summarised below:

Mayne Pharma – Financial Performance ($ millions)

	Year ended 30 June					
	2003 Pro forma AGAAP	2004 Pro forma AGAAP	2005 Pro forma AGAAP	2005 Pro forma AIFRS	2006 Pro forma AIFRS	2007 Budget AIFRS
Sales Revenue						
EMEA	176	203	326	329	391	410
Asia Pacific	162	192	205	160	194	196
Americas	128	115	156	194	217	260
Sales Revenue	**466**	**510**	**687**	**683**	**803**	**866**
Cost of sales				(385)	(440)	(447)
Gross Profit				**298**	**363**	**420**
EBITDA	**95**	**99**	**128**	**134**	**171**	**194**
Depreciation	(14)	(16)	(20)	(19)	(21)	(28)
EBITA	**81**	**83**	**108**	**115**	**150**	**166**
Amortisation	(37)	(41)	(62)	(28)	(31)	(32)
EBIT	**44**	**42**	**46**	**87**	**119**	**134**
Statistics						
Sales revenue growth	*na*	*9.5%*	*34.6%*	*na*	*17.6%*	*8.3%*
EBITDA growth	*na*	*4.4%*	*28.8%*	*na*	*27.7%*	*14.1%*
EBIT growth	*na*	*(5.3%)*	*8.9%*	*na*	*37.3%*	*12.9%*
EBITDA margin	*20.3%*	*19.4%*	*18.5%*	*19.6%*	*21.3%*	*22.4%*
EBIT margin	*9.5%*	*8.2%*	*6.6%*	*12.7%*	*14.8%*	*15.5%*

Source: Mayne Group Demerger Explanatory Memorandum, Explanatory Note to 2006 Results, Mayne Pharma management accounts.
Numbers may not add due to rounding.

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The 2007 budget was prepared in the period from March to May 2006 and approved by the Board of Mayne Pharma in June 2006. The budget was subsequently adjusted to account for the acquisition of Nipent in August 2006. The generic pharmaceutical industry is volatile and accordingly, actual results will vary from the budgeted results and those variations could be material.

The pro forma results incorporate adjustments for material discontinued activities, exclude the impact of certain significant items and reflect the costs of Mayne Pharma operating as an independent company.

EMEA pro forma revenue grew 15% in the financial year ended 30 June 2004, through expansion into Germany and the Nordic region as well as a strong contribution from the oncology drug pamidronate across the region. Asia Pacific pro forma revenue grew 19% in the financial year ended 30 June 2004, primarily from underlying growth in Australia and New Zealand and stronger sales as parts of the region recovered from the outbreak of severe acute respiratory syndrome ("SARS"). Mayne Pharma launched four new products in the Asia Pacific during the period, which assisted growth. Pro forma revenue of the Mayne Pharma business in the Americas declined in the financial year ended 30 June 2004, as a result of lower pricing for pamidronate and the appreciation of the Australian dollar during the period.

EMEA pro forma revenue grew 60% in the financial year ended 30 June 2005 due to the full period contribution of Paxene® across Europe, the full year contribution of the Wasserburger contract manufacturing business and the contribution of acquisitions made during the period. Asia Pacific pro forma revenue grew moderately in the financial year ended 30 June 2005, from organic growth of existing products in Australia and New Zealand and increased oral export sales. Pro forma revenue in the Americas grew 36% in the financial year ended 30 June 2005, as a result of full period contributions from the MVI® and United States paclitaxel acquisitions and the launch of fluconazole and carboplatin in the United States.

EMEA pro forma revenue grew 19% in the financial year ended 30 June 2006, supported by market share growth for paclitaxel across several markets, the continued rollout of irinotecan and the new launch of vinorelbine. Revenue growth was enhanced by the acquisition of Intra-Tech in June 2005. Mayne Pharma generated pro forma revenue growth of 22% in the Asia Pacific in the 2006 financial year. The mature nature of this market meant that growth was generated from products outside the top 10 sellers. Pro forma revenue in the Americas grew 12% in the financial year ended 30 June 2006. This reflected strong sales in Canada, following the launch of irinotecan, and sales growth in the United States due to the launch of mitoxantrone, relaunch of hydromorphone and increased sales of MVI and carboplatin.

A reconciliation of the historical pro forma financial performance and statutory reported financial performance of Mayne Pharma for the financial years ending 30 June 2005 and 30 June 2006 is summarised below:

Mayne Pharma – Reconciliation of Pro Forma Earnings ($ millions)

	Year ended 30 June	
	2005 AIFRS	2006 AIFRS
Reported EBIT	**64**	**(4)**
Add: significant items	13	124
Add: full period inclusion of F H Faulding business results	25	5
Less: full year corporate cost allocation	(16)	(6)
Pro forma EBIT	**87**	**119**

Source: Mayne Pharma.
Numbers may not add due to rounding.

Significant items for the 2005 and 2006 financial year are detailed in the table below. In Grant Samuel's view it is appropriate to adjust for these significant items as the pro forma earnings after

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adjusting for significant items are more indicative of the future financial performance of the business.

Mayne Pharma - Significant Items ($ millions)		
	Year ended 30 June	
	2005 AIFRS	2006 AIFRS
Legal and other costs associated with UK litigation relating to Epirubicin	(10)	-
Impairment of property, plant and equipment	-	(59)
Impairment of development costs	(1)	(43)
Impairment of investments	-	(4)
Related party debt forgiveness	(2)	-
Costs associated with the demerger of Mayne Pharma	-	(12)
Costs associated with the examination of a possible listing on the London Stock Exchange	-	(6)
Total significant items	**(13)**	**(124)**

Source: Mayne Pharma.
Numbers may not add due to rounding.

As part of the restructuring of Mayne immediately before the demerger of Mayne Pharma, the pharmaceutical business at Salisbury previously owned by FH Faulding & Co Limited was transferred to Mayne Pharma with effect from 18 November 2005. The pro forma adjustments include attributing to Mayne Pharma the EBIT associated with the Salisbury business for the 12 months of the 2005 financial year and for 4½ months for the 2006 financial year.

The pro forma EBIT also incorporates the additional corporate costs associated with the operation of Mayne Pharma as a standalone company. Additional corporate costs have been recognised for the 12 months of the 2005 financial year and the first 4½ months of the 2006 financial year, prior to the effective date of the demerger of 21 November 2005.

Further details of the significant items incorporated in the pro forma financial statements for 2005 and 2006 are set out in note 6 to the concise financial statements in the Mayne Pharma Annual Report 2006.

4.4 Dividends

Mayne Pharma commenced paying dividends in the second half of the 2006 financial year. Mayne Pharma expects to distribute up to 20% of net profit after tax as dividends to shareholders.

Mayne Pharma declared a final dividend for the second half of the 2006 financial year of 1.5 cents per ordinary share, 100% franked, payable 5 October 2006.

Mayne Pharma expects that its dividends will be fully franked in the medium term, despite generating significant earnings offshore.

4.5 Financial Position

The pro forma statement of financial position of Mayne Pharma as at 30 June 2005 under AGAAP and the actual statements of financial position as at 30 June 2005 and 30 June 2006 under AIFRS are summarised below:

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Mayne Pharma – Financial Position ($ millions)			
	As at 30 June		
	2005 pro forma AGAAP	2005 actual AIFRS	2006 actual AIFRS
Current debtors	204	172	205
Related party receivables	-	159	-
Inventories	191	181	195
Current creditors	(122)	(109)	(139)
Current tax liabilities	(7)	(17)	(8)
Net working capital	**266**	**386**	**254**
Property, plant and equipment	297	223	260
Intangibles	1,115	1,105	1,187
Deferred income tax	29	21	(6)
Provisions	(91)	(84)	(64)
Net other assets/(liabilities)	20	19	20
Capital employed	**1,636**	**1,671**	**1,651**
Cash	45	54	116
Related party indebtedness	-	(1,571)	-
Borrowings	(20)	(19)	(16)
Net cash/(borrowings)	**25**	**(1,536)**	**100**
Shareholders' equity attributable to members of Mayne Pharma	**1,661**	**135**	**1,751**
Statistics			
Net tangible assets ("NTA") per share	*$0.86*	*($1.55)*	*$0.89*
Gearing (net borrowings/(shareholders' equity plus net borrowings))	*(1.5%)*	*n/m*	*(6.0%)*

Source: Mayne Pharma.
Numbers may not add due to rounding.

The pro forma financial position of Mayne Pharma has been prepared on the basis that the demerger from Mayne had occurred on 30 June 2005. Pro forma adjustments have been made to reflect the debt structure of Mayne Pharma following the demerger, the acquisition of Faulding's oral pharmaceutical business at fair value, the subscription of new share capital in Mayne Pharma and transaction costs associated with the demerger.

Shareholders' equity attributable to members of Mayne Pharma per the statutory accounts was only $135 million as at 30 June 2005 due to accounting treatments associated with the demerger. Mayne Pharma's statutory balance sheet as at 30 June 2005 included the net value of outstanding amounts owed by Mayne Pharma to Mayne Group of $1,609 million, which was subsequently extinguished by Mayne Pharma through the issue of Mayne Pharma shares to Mayne Group shareholders.

Mayne Pharma had a net cash position of $100 million as at 30 June 2006, including debt of $14.2 million primarily relating to Wasserburger. No debt had been drawn under the $225 million Mayne Pharma syndicated bank facility as at 30 June 2006.

4.6 Cash Flow

Mayne Pharma's cash flows for the two years ended 30 June 2005 and 30 June 2006 prepared under AIFRS are summarised below:

GRANT SAMUEL

Mayne Pharma – Cash Flow ($ millions)		
	Year ended 30 June	
	2005 AIFRS	2006 AIFRS
EBITDA	**106**	**46**
Changes in working capital and other adjustments	18	(138)
Operating cash flow	**88**	**184**
Payments for property, plant and equipment (net)	(83)	(64)
Proceeds from borrowings (net)	191	31
Tax Paid	1	(15)
Net interest paid	(2)	(1)
Payment for operating rights and licenses	(60)	(24)
Business acquisitions (net)	(92)	(22)
Payments for capitalised product development	(13)	(28)
Payments for investments	-	(3)
Payments for amounts capitalised into goodwill	(8)	-
Net cash generated (used)	**21**	**57**

Source: Mayne Pharma.
Numbers may not add due to rounding.

4.7 Capital Structure and Ownership

As at 30 September 2006, Mayne Pharma had the following securities on issue:

- 640,655,416 ordinary shares; and
- 11,170,000 options over unissued ordinary shares.

Under the Scheme implementation agreement Mayne Pharma is required to use all reasonable endeavours to procure that the holders of Mayne Pharma options enter into cancellation agreements in respect of all their options. The amount payable to option holders for each option cancelled will be equal to the amount by which the Hospira Offer exceeds the relevant option exercise price.

At 30 September 2006, there were 61,001 registered shareholders in Mayne Pharma with the top ten registered shareholders accounting for approximately 71% of the ordinary shares on issue:

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Mayne Pharma – Top Ten Shareholders	Number of Shares (000s)	% Interest
Westpac Custodian Nominees Ltd	144,510	22.6%
Citicorp Nominees Pty Limited	73,650	11.5%
National Nominees Limited	66,969	10.5%
J P Morgan Nominees Australia Limited	64,016	10.0%
Cogent Nominees Pty Limited	23,908	3.7%
ANZ Nominees Limited	21,731	3.4%
Westpac Financial Services Ltd	21,134	3.4%
UBS Nominees Pty Ltd	15,004	2.3%
RBC Dexia Investor Services	13,645	2.1%
HSBC Custody Nominees	8,805	1.4%
Subtotal – Top ten ordinary shareholders	**453,372**	**70.8%**
Other shareholders	187,283	29.2%
Total ordinary shareholders	**640,655**	**100.0%**

Source: Mayne Pharma.

Substantial shareholders with an interest as at 30 September 2006 of more than 5% of the Mayne Pharma ordinary shares on issue are set out below:

Mayne Pharma – Substantial Shareholders	Number of Shares (000s)	% Interest
Westpac Banking Corporation	68,230	10.7%
Maple-Brown Abbott Limited	66,349	10.4%
National Australia Bank Limited	53,188	8.3%
Challenger Financial Services Group Limited	34,220	5.3%

Source: Mayne Pharma.

4.8 Share Price History

A summary of the share trading history of Mayne Pharma since its listing on 21 November 2005 is set out below:

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Mayne Pharma – Ordinary Share Price and Trading History					
	Share Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
Month ended	High	Low	Close		
30 November 2005	2.92	2.60	2.68		
31 December 2005	2.64	2.35	2.54	17,026	1,503
31 January 2006	2.80	2.48	2.55	13,971	1,440
28 February 2006	2.92	2.42	2.77	14,575	1,859
31 March 2006	3.06	2.72	2.96	16,694	1,952
30 April 2006	3.11	2.84	2.96	9,969	1,545
31 May 2006	3.02	2.49	2.68	15,506	2,351
30 June 2006	2.79	2.51	2.60	9,881	1,597
31 July 2006	2.86	2.43	2.75	12,096	2,041
31 August 2006	3.10	2.75	3.07	9,991	2,435
Week ended					
1 September 2006	3.10	3.01	3.06	11,770	1,824
8 September 2006	3.12	2.91	2.99	15,337	2,415
15 September 2006	3.03	2.82	2.93	7,608	2,282
22 September 2006	4.26	2.98	4.23	62,249	3,530
29 September 2006	4.30	4.23	4.29	34,337	2,924

Source: Iress.

The following graph illustrates Mayne Pharma's share price performance and trading volumes since its listing.



Mayne Pharma - Share Price & Trading Volume
21 November 2005 to 3 October 2006
Share Price ($)
Daily Volume (000's)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Volume
Close

Source: Iress.

Mayne Pharma shares commenced trading on 21 November 2005 following court approval for the demerger of the company from Mayne on 18 November 2005. Following Mayne Pharma's share price close at $2.85 per share on the first day of trading, the Mayne Pharma share price declined, with shares trading principally in the range $2.40-2.60 per share until late February 2006. Upon announcement on 22 February 2006 of Mayne Pharma's financial results for the six months ended 31 December 2005, the Mayne Pharma share price increased for approximately two months, reaching a high of $3.11 on 26 April 2006. Mayne Pharma's share price subsequently declined to

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a low of $2.43 on 25 July 2006. The share price increased following the company's trading statement on 28 July 2006 in which the company increased its profit guidance for the 2006 financial year.

Immediately before the announcement of the Scheme, Mayne Pharma shares closed at $3.10. Since the announcement of the Scheme on 21 September 2006, the shares have traded in the range $4.15 to $4.32 at a volume weighted average price of $4.21, with approximately 95 million shares traded.

Mayne Pharma is included in various S&P/ASX indices including the S&P/ASX 200 Index and represented approximately 7% of the S&P/ASX 200 Healthcare Index prior to the Scheme. The following graph illustrates the performance of Mayne Pharma shares since listing relative to the S&P/ASX 200 Healthcare Index.

Mayne Pharma vs S&P/ASX 200 Healthcare Index
Common Base
21 November 2005 - 3 October 2006



160
150
140
130
120
110
100
90
80
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Mayne Pharma
S&P/ASX 200 Healthcare

Source: Iress.

Since listing on the ASX, Mayne Pharma shares have performed broadly in line with the S&P/ASX 200 Healthcare Index. Mayne Pharma shares have outperformed the S&P/ASX 200 Healthcare Index since the release of the company's trading statement on 28 July 2006 in which the company increased its profit guidance for the 2006 financial year.

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5 Valuation of Mayne Pharma

5.1 Valuation Summary

Mayne Pharma has been valued in the range $2,430-2,730 million, which corresponds to a value of $3.73-4.19 per share. The valuation represents the estimated full underlying value of Mayne Pharma assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Mayne Pharma shares to trade on the ASX in the absence of a takeover offer.

The value for Mayne Pharma is the aggregate of the estimated market value of Mayne Pharma's operating business and other assets less external borrowings. The valuation is summarised below:

Mayne Pharma - Valuation Summary ($ millions)	Valuation Range	
	Low	**High**
Business operations	2,300	2,600
Net cash at 30 June 2006	100	100
Cash from exercise of options	30	30
Value of equity	**2,430**	**2,730**
Fully diluted shares on issue (millions)	651.8	651.8
Value per share ($)	**$3.73**	**$4.19**

The value attributed to the operating business of $2,300-2,600 million is an overall judgement. The valuation places principal reliance on capitalisation of earnings (including multiples of EBITDA and EBIT).

The earnings multiples implied by the valuation of Mayne Pharma's operating business are summarised below:

Mayne Pharma – Implied Valuation Parameters	Variable ($ million)	Low	High
Multiple of EBITDA			
Year ended 30 June 2005 (pro forma)	134	17.1	19.4
Year ended 30 June 2006 (pro forma)	171	13.5	15.2
Year ending 30 June 2007 (budget)	195	11.8	13.4
Multiple of EBIT			
Year ended 30 June 2005 (pro forma)	87	26.5	30.0
Year ended 30 June 2006 (pro forma)	119	19.3	21.8
Year ending 30 June 2007 (budget)	134	17.1	19.4

The earnings multiples implied by the valuation range are relatively high. However, in Grant Samuel's view the multiples are reasonable, having regard to the following:

- the multiples are generally consistent with the multiples implied by the prices at which transactions involving comparable international generic pharmaceutical companies have been completed, and at a premium to the multiples implied by the share prices of comparable international generic and specialty pharmaceutical companies;
- the overall outlook for the global generic pharmaceutical industry is positive, and Mayne Pharma is expecting very strong business growth;
- Mayne Pharma has a strong product pipeline, and regulatory and manufacturing strengths in the profitable generic injectable niche on which its business is focussed; and

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- it is reasonable to expect that a number of potential acquirers of Mayne Pharma could realise significant synergies through integrating Mayne Pharma into their existing operations. These synergies are reflected in the valuation of Mayne Pharma.

5.2 Methodology

5.2.1 Overview

Grant Samuel's valuation of Mayne Pharma is based on an estimate of the value of its operating business, to which has been added net cash as at 30 June 2006. The value of the operating business has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of Mayne Pharma is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Mayne Pharma could be expected to trade on the sharemarket as shares in a company normally trade at a discount to the underlying value of the company as a whole.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction, or the price at which offers have been made to acquire the business or comparable businesses. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

- capitalisation of earnings or cash flows;
- discounting of projected cash flows;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

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- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA and EBIT is usually not critical and should give a similar result. Both are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult.

In determining a value for Mayne Pharma's business, Grant Samuel has placed particular reliance on the EBITDA and EBIT multiples implied by the valuation range compared to the EBITDA and EBIT multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses. Capitalisation of earnings is the principal approach used by analysts to value generic pharmaceutical businesses, given that the volatile nature of these businesses means that longer term earnings and cash flow forecasts are highly uncertain, in turn making discounted cash flow valuations impractical. However, it must be recognised that the earnings volatility means that the application of capitalisation of earnings for valuation purposes is also subject to considerable uncertainty, and is inherently judgemental.

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including mining, and for the valuation of start-up projects where earnings during the first few years can be negative. Discounted cash flow valuations involve calculating the net present value of expected future cash flows. This methodology is able to explicitly capture the effect of a turnaround in business performance and significant changes in expected capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. Accordingly, the assessment of this terminal value becomes a critical determinant in the valuation (ie. it is a "de facto" cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the extent of any value range mean that the results need to be treated with care. Notwithstanding these limitations, discounted cash flow valuations are commonly used in valuing industrial companies and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made. In the case of Mayne Pharma, no detailed budgets have been prepared by Mayne Pharma beyond the year ending 30 June 2007. Although management has prepared forecasts for the two years to 30 June 2009, these have not been adopted by the Board. In any case, given the inherent volatility of the business, the forecasting of financial performance beyond 2007 is highly judgemental and accordingly Grant Samuel was not able to prepare a meaningful discounted cash flow valuation of Mayne Pharma.

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. Grant Samuel is not aware of any commonly used rules of thumb that would be appropriate to value the business of Mayne Pharma. In any event, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Mayne Pharma's case.

GRANT SAMUEL

5.2.2 Capitalisation Multiples

Selection of the appropriate earnings multiple is usually the most judgemental element of a valuation based on capitalisation of earnings. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

- economic factors (eg. economic growth, inflation, interest rates) affecting the markets in which the company operates;
- strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
- rationalisation or synergy benefits available to the acquirer;
- the structural and regulatory framework;
- investment and sharemarket conditions at the time; and
- the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used by valuers is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a "premium for control" to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates), market structures and regulatory frameworks. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

GRANT SAMUEL

5.3 Assessment of Implied Multiples

5.3.1 Overview

Grant Samuel has estimated a value for Mayne Pharma's business operations in the range $2,430-2,730 million. This value range implies the following multiples:

Mayne Pharma – Implied Valuation Parameters	Variable ($ million)	Low	High
Multiple of EBITDA			
Year ended 30 June 2005 (pro forma)	134	17.1	19.4
Year ended 30 June 2006 (pro forma)	171	13.5	15.2
Year ending 30 June 2007 (budget)	195	11.8	13.4
Multiple of EBIT			
Year ended 30 June 2005 (pro forma)	87	26.5	30.0
Year ended 30 June 2006 (pro forma)	119	19.3	21.8
Year ending 30 June 2007 (budget)	134	17.1	19.4

5.3.2 Market Evidence

Transaction Multiples

The multiples implied by the valuation range for Mayne Pharma have been compared to the multiples implied by the prices of selected comparable transactions involving international generic pharmaceutical companies. Grant Samuel's analysis focussed on transactions completed in the last three years or announced and pending, reflecting the greater relevance of recent transactions given the dynamic nature of the generic pharmaceutical industry. The transaction prices provide evidence of earnings multiples that acquirers are willing to pay and provide some support for the earnings multiples implied by the Mayne Pharma valuation.

Page 31

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Recent Transaction Evidence

Date	Target	Transaction	Consideration[7] ($US millions)	Revenue Multiple Historical	Revenue Multiple Forecast	EBITDA Multiple[8] Historical	EBITDA Multiple Forecast	EBIT Multiple[9] Historical	EBIT Multiple Forecast
Mayne Pharma Valuation Range									
- High			**2,070**	**3.4**	**3.1**	**15.2**	**13.4**	**21.8**	**19.4**
- Low			**1,840**	**3.0**	**2.8**	**13.5**	**11.8**	**19.3**	**17.1**
Australia									
Sep 06	Mayne Pharma Limited[1]	Acquisition by Hospira, Inc	1,934	3.2	2.9	14.9	13.1	21.3	19.0
North America									
Mar 06	Andrx Corporation[1]	Acquisition by Watson Pharmaceuticals, Inc	1,539	1.5	1.5	20.6	28.8	39.3	n/m
Oct 05	Generics business of Alpharma Inc	Acquisition by Actavis Group	810	1.1	n/m	13.4	n/m	n/m	n/m
Jul 05	IVAX Corporation	Acquisition by Teva Pharmaceutical Industries Ltd	7,914	4.3	3.7	23.2	19.1	30.7	24.9
May 05	Amide Pharmaceuticals Inc	Acquisition by Actavis Group	460	4.3	n/m	8.6	n/m	n/m	n/m
Feb 05	Eon Labs Inc	Acquisition by Novartis AG	2,533	5.9	5.0	13.8	11.9	14.7	12.5
Jun 04	Sabex Holdings Ltd	Acquisition by Sandoz, company of Novartis AG	565	6.3	n/m	n/m	n/m	n/m	n/m
Oct 03	Sicor Inc	Acquisition by Teva Pharmaceutical Industries Ltd	3,337	7.3	6.2	18.4	16.0	21.5	17.9
Average - simple				*4.4*	*4.1*	*16.4*	*19.0*	*22.7*	*18.4*
- weighted				*5.9*	*4.2*	*19.7*	*18.2*	*26.9*	*20.9*
Central and Eastern Europe									
Sep 06	Pliva d.d[1]	Acquisition by Barr Pharmaceuticals, Inc	2,448	2.0	2.3	7.4	13.9	9.3	23.3
Jul 06	Hemofarm a.d	Acquisition by Stada Arzneimittel AG	696	2.4	n/m	12.5	n/m	15.9	n/m
Mar 06	Terapia S.A	Acquisition of 96.7% by Ranbaxy Laboratories Ltd	335	4.2	n/m	12.0	n/m	n/m	n/m
Feb 06	Betapharm Arzneimittel GmbH	Acquisition by Dr. Reddy's Laboratories Ltd	570	2.9	n/m	n/m	n/m	n/m	n/m
Sep 05	S C Sicomed S.A	Acquisition by Zentiva N.V	200	3.6	n/m	18.0	n/m	n/m	n/m
May 05	Hexal AG	Acquisition by Novartis AG	5,178	3.1	n/m	n/m	n/m	n/m	n/m
Average – simple				*3.0*	*2.3*	*12.5*	*13.9*	*12.6*	*23.3*
- weighted				*2.8*	*2.3*	*9.4*	*13.9*	*10.8*	*23.3*
India									
Aug 06	Matrix Laboratories Ltd[1]	Acquisition of 71.5% by Mylan Laboratories, Inc	1,252	5.0	n/m	19.3	n/m	21.7	n/m

Source: Bloomberg, company announcements, Annual Reports, takeover documents, brokers' reports and media reports.
1. Transaction not yet complete.

A more detailed description of these transactions is contained in Appendix A to this report.

The transactions took place at prices that implied a wide range of multiples. The following comments are made in relation to the selected comparable transactions:

- the acquisition of Sabex Holding Ltd ("Sabex") by Sandoz, a Novartis AG company, is broadly comparable to Hospira's proposed acquisition of Mayne Pharma. Sabex provided Sandoz with a footprint in the injectable generics market as well as an expanded geographic platform;

[7] Implied enterprise value if 100% of the company or business had been acquired.

[8] Represents enterprise value divided by EBITDA.

[9] Represents enterprise value divided by EBIT.

GRANT SAMUEL

- the acquisition by Teva Pharmaceutical Industries Ltd ("Teva") of Sicor Inc ("Sicor") is also broadly comparable to the Mayne Pharma transaction. Sicor provided Teva with a strong generic injectables business. By comparison with the multiples implied by the Mayne Pharma valuation, this acquisition was completed at higher EBITDA multiples but comparable EBIT multiples; and

- the proposed acquisition of Pliva d.d ("Pliva") by Barr Pharmaceutical Inc ("Barr") is a further transaction broadly comparable to the Mayne Pharma transaction. The merged company will combine Barr's solid oral dosage form capabilities with Pliva's injectable and cream/ointment delivery technologies. The acquisition will increase the merged company's market potential in the United States and Europe and provides Barr with access to a lower cost environment. The historical transaction multiple for Pliva is below those of its peer group and those implied by the Mayne Pharma valuation, and may be attributed to expectations of significant margin declines in the near term.

Trading Multiples

The earnings multiples implied by the valuation of Mayne Pharma have also been compared to the earnings multiples implied by the share market prices of international generic pharmaceutical companies and specialty pharmaceutical companies (that compete in the injectable and oncology areas). The peer group has been analysed into three regions: United States, Central & Eastern Europe ("CEE") and India. The multiples shown below are based on share market prices as at 29 September 2006, with the exception of the following companies:

- Mayne Pharma Limited ("Mayne") and Hospira Inc ("Hospira"), for which share prices are as at 18 September 2006, the last day Mayne Pharma shares were traded prior to the announcement of the Hospira Offer;

- Barr Pharmaceuticals Inc ("Barr") and Pliva d.d ("Pliva"), for which share prices are as at 26 June 2006, the day prior to the announcement of Barr's offer to acquire Pliva;

- Watson Pharmaceuticals Inc ("Watson") and Andrx Corp ("Andrx"), for which share prices are as at 10 March 2006, the day prior to the announcement of Watson's offer to acquire Andrx; and

- Mylan Laboratories Inc ("Mylan"), for which the share price is at 25 August 2006, the day prior to the announcement of the offer by Mylan to acquire Matrix Laboratories Ltd ("Matrix").

The multiples are based on the prices at which portfolio interests (ie small parcels of shares) trade and accordingly do not reflect a premium for control.

GRANT SAMUEL

Share Market Ratings of Selected Comparable Pharmaceutical Companies[10]

	Market Capitalisation (US$millions)	EBITDA Multiple[11] Historical	EBITDA Multiple Forecast Year 1	EBITDA Multiple Forecast Year 2	EBIT Multiple[12] Historical	EBIT Multiple Forecast Year 1	EBIT Multiple Forecast Year 2
Mayne Pharma Valuation Range							
- High	**2,070**	**15.2**	**13.4**	**n/m**	**21.8**	**19.4**	**n/m**
- Low	**1,840**	**13.5**	**11.8**	**n/m**	**19.3**	**17.1**	**n/m**
Mayne Pharma Limited	1,515	11.1	9.8	8.6	15.9	14.1	11.6
United States							
Baxter International Inc	32,221	15.5	12.9	11.7	21.7	17.3	15.4
Teva Pharmaceutical Industries Ltd	28,110	18.1	10.4	10.2	21.4	12.0	11.9
Hospira Inc	6,346	8.3	10.3	9.2	10.5	14.0	12.3
Barr Pharmaceuticals Inc	5,557	8.3	8.5	7.5	9.3	9.0	7.9
Mylan Laboratories Inc	4,772	13.0	9.1	8.5	15.0	10.1	9.5
Abraxis Bioscience Inc	4,650	n/m	22.6	13.5	n/m	34.0	20.8
Watson Pharmaceutical Inc	3,203	6.8	7.7	6.7	13.3	14.0	11.0
Andrx Corp	1,596	17.2	25.6	10.5	n/m	n/m	14.9
Par Pharmaceutical Companies Inc	656	22.3	9.8	7.2	48.4	12.7	8.7
Taro Pharmaceutical Industries Ltd	394	28.7	12.6	9.0	n/m	23.3	14.6
Average – simple		*15.4*	*13.0*	*9.4*	*19.9*	*16.3*	*12.7*
- weighted		*14.2*	*12.0*	*10.5*	*18.0*	*14.9*	*13.3*
Central and Eastern Europe							
Gedeon Richter	3,843	11.9	13.3	10.7	15.1	18.3	13.9
Krka d.d	3,278	16.4	14.0	11.8	21.5	19.8	15.6
Stada Arzneimittel	2,744	19.3	11.4	9.0	19.3	15.7	11.3
Zentiva NV	2,215	15.9	13.3	11.3	19.8	16.8	14.3
Pliva d.d	2,090	6.4	12.0	10.2	8.0	20.1	16.2
EGIS Pharmaceuticals Ltd	1,085	13.4	11.9	11.0	18.7	15.8	14.4
Average – simple		*13.9*	*12.7*	*10.7*	*17.0*	*17.7*	*14.3*
- weighted		*14.1*	*12.8*	*10.7*	*17.1*	*18.0*	*14.2*
India							
Cipla Limited	4,438	26.0	21.6	18.1	28.9	24.1	20.1
Sun Pharmaceuticals Industries Inc	4,051	33.2	25.2	20.3	37.2	28.3	22.3
Ranbaxy Laboratories Limited	3,368	48.8	17.9	15.5	75.4	21.8	18.9
Wockhardt Limited	957	11.4	10.1	8.3	13.1	11.7	9.6
Average – simple		*29.9*	*18.7*	*15.5*	*39.7*	*21.4*	*17.7*
- weighted		*33.4*	*20.9*	*17.3*	*44.2*	*23.8*	*19.7*

Source: Grant Samuel analysis.[13]

Further details of this analysis are set out Appendix B of this report.

The following comments are made in relation to the comparable company analysis:

- in the United States, the injectable generics market is dominated by specialist companies that focus almost entirely on injectable pharmaceutical products, whilst the injectable generics

10 The companies selected have a variety of year ends and therefore the data presented for each company is the most recent annual historical result plus the subsequent two forecast years.

11 Represents gross capitalisation divided by EBITDA.

12 Represents gross capitalisation divided by EBIT (defined as earnings before net interest, income tax, goodwill amortisation and significant items).

13 Grant Samuel analysis is based on data obtained from IRESS, Bloomberg, Annual Reports, company announcements and, in the absence of company provided financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

GRANT SAMUEL

market in Europe is serviced by the major generic pharmaceutical companies with broad generic product portfolios;

- the operations of Abraxis Bioscience Inc ("Abraxis") and Hospira Inc ("Hospira") (formerly Abbott's injectable generics business) are broadly comparable to the activities of Mayne Pharma in that they service the injectable pharmaceutical market (although Abraxis and Hospira operate almost solely in the United States);
- in Europe, the multinational injectable companies such as Baxter International Inc ("Baxter") have widespread operations, although generally with low market shares in individual markets. The leading (broad-based) generics player in each European country tends also to be the market leader in terms of injectable sales. CEE generics pharmaceutical companies tend to trade on slightly higher multiples than United States based generics companies;
- United States generic and specialty pharmaceutical companies trade within a wide range of multiples. Whilst some of the specialty generic pharmaceutical companies (Baxter and Hospira) trade on multiples of 10 to 13 times forecast EBITDA and 14 to 17 times forecast EBIT, many of the commodity generic pharmaceutical companies trade in the lower range of 9 to 12 times forecast EBITDA and 10 to 13 times forecast EBIT;
- Teva is one of the leading generic manufacturers in the world and has a presence in most markets. Teva's acquisition of generic injectable pharmaceutical company Sicor has enabled Teva to successfully enter the United States injectables market;
- Abraxis trades on high multiples of earnings reflecting the strong market position of the company in the United States, its deep pipeline of products and resultant strong earnings growth expectations following its merger with parent company American Bioscience Inc;
- Hospira produces generic specialty injectable products. Hospira trades in line with its United States peers;
- Baxter is a multinational injectable pharmaceutical and medical equipment supplier to the United States and Europe markets (including the oncology markets). Baxter has historically traded on relatively low multiples of earnings. However, following a management reshuffle in 2004 and a large scale restructuring, Baxter has produced substantially improved performance. Baxter's earnings multiples are now at the higher end of the earnings multiples of its United States peers;
- CEE companies are trading on marginally higher multiples than United States generics companies, but on generally lower multiples than their low cost base Indian peers. CEE generic pharmaceutical companies are generally trading in the range 11 to 14 times forecast EBITDA and 15 to 20 times forecast EBIT; and
- with the exception of Wockhardt Limited, the trading multiples for Indian-based generic pharmaceutical companies are higher than the multiples for comparable companies listed in the United States and Europe, potentially reflecting a market perception that these low cost manufacturers enjoy superior growth prospects.

5.3.3 Analysis and Conclusions

There is considerable variability in the transaction and trading multiples set out above. However, the earnings multiples implied by the valuation range for Mayne Pharma are, generally, consistent with the transaction multiples and at an appropriate premium to the trading multiples (given that the trading multiples do not incorporate a premium for control). In Grant Samuel's view the earnings multiples implied by the valuation range for Mayne Pharma are reasonable, having regard to the following:

- the overall outlook for the global generic pharmaceutical industry is positive, and Mayne Pharma is expecting very strong business growth;

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GRANT SAMUEL

- Mayne Pharma has a strong product pipeline, and regulatory and manufacturing strengths in the profitable generic injectable niche on which its business is focussed. The generic injectable pharmaceutical market is characterised by higher barriers to entry, premium pricing and lower competition than the oral generics market. Mayne Pharma's focus on generic and specialty oncology products adds a further layer of attraction;

- Mayne Pharma's recently adopted strategy to develop an oncology focussed business has the potential to deliver substantial growth in earnings and value. Given Mayne Pharma's relatively small size (by comparison with a number of its peers), growth has the potential to expand margins, which are currently generally lower than those of its peers, and to reduce overall business risk through greater product and business diversification. On the other hand, Mayne Pharma is currently dependent on the success of a small number of products and is potentially vulnerable to competitive activity;

- the international generic pharmaceutical industry is experiencing significant consolidation activity with a number of companies pursuing strategies including growth by acquisition. Within generic pharmaceuticals, injectable generics, Mayne Pharma's core business, is widely recognised as an attractive area. It is reasonable to expect that a number of potential acquirers of Mayne Pharma could realise significant synergies through integrating Mayne Pharma into their existing operations. These synergies are reflected in the valuation of Mayne Pharma;

- the company's financial performance for the financial year to date is consistent with the 2007 budget. While there is inevitable uncertainty associated with the achievement of budgeted performance, given the nature of Mayne Pharma's business and its exposure to competitive behaviour, Mayne Pharma's management currently expects that performance for the 2007 financial year will match or exceed budget;

- comparisons between Mayne Pharma and the transactions and peer group companies set out above are inevitably inexact, given significant differences in size, product range, product pipeline, strategy, growth prospects and other factors;

- in particular, differences in accounting treatment mean that earnings multiples need to be treated with caution. Under Australian International Financial Reporting Standards ("AIFRS"), Mayne Pharma is required to capitalise a significant portion of its research and development expenditure. United States listed companies that report their earnings under United States accounting standards are required to expense all their research and development expenditure in the year incurred, and a number of European companies choose to expense all their research and development expenditure in the year incurred. Mechanistic adjustments for these differences in accounting policies may be misleading, because such adjustments ignore differences in the nature and quantum of research and development activity as between Mayne Pharma and the comparable companies. For example, Mayne Pharma expects to incur significant research and development expenditures in the 2007 financial year, in effect making investments in new product developments that have the potential to deliver significant growth in future earnings. This significant increase in research and development expenditure in the 2007 financial year is due to the timing of expenditure related to products within Mayne Pharma's development pipeline and may not be indicative of the ongoing rate of research and development expenditure. Notwithstanding these reservations, recalculation of the earnings multiples for Mayne Pharma on the basis of adjusted earnings (ie earnings adjusted to reflect the immediate expensing of research and development expenditure) does provide additional information on which to assess the valuation of Mayne Pharma:

GRANT SAMUEL

Mayne Pharma – Valuation multiples based on earnings adjusted for research and development expenditure ($ millions)

	Year ended 30 June		
	2005 Pro forma	2006 Pro forma	2007 Forecast
Pro forma EBITDA	134	171	195
Less: capitalised R&D	(13)	(29)	(57)
Add: Mulgrave restructuring charge	-	5	-
Adjusted EBITDA	121	146	138
Less: depreciation and amortisation	(47)	(52)	(60)
Add: R&D amortisation charge	1	2	4
Adjusted EBIT	75	96	81
Implied Valuation Multiples – pro forma earnings			
EBITDA multiples – high valuation		*15.2*	*13.4*
EBITDA multiples – low valuation		*13.5*	*11.8*
EBIT multiples – high valuation		*21.8*	*19.4*
EBIT multiples – low valuation		*19.3*	*17.1*
Implied Valuation Multiples – adjusted earnings			
EBITDA multiples – high valuation		*17.8*	*18.8*
EBITDA multiples – low valuation		*15.7*	*16.7*
EBIT multiples – high valuation		*27.1*	*31.9*
EBIT multiples – low valuation		*23.9*	*28.2*

Source: Mayne Pharma and Grant Samuel Analysis[14]

If the Mulgrave restructuring charge is not added back, the historical EBITDA multiples implied by Grant Samuel's valuation range would be 16.2-18.4 times and the historical EBITDA multiple implied by the Hospira Offer would be 17.9 times.

If Mayne Pharma's earnings are adjusted for the immediate expensing of all research and development expenditure, the earnings multiples implied by the valuation range for Mayne Pharma appear high by comparison with the multiples implied by both the comparable transactions and the share prices of comparable companies.

[14] Grant Samuel analysis is based on data obtained from IRESS, Bloomberg, Annual Reports, company announcements and, in the absence of company provided financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

GRANT SAMUEL

6 Evaluation of the Offer

6.1 Summary

Grant Samuel has valued Mayne Pharma in the range $3.73–4.19 per share. The valuation represents the full underlying value of Mayne Pharma's business operations and includes a premium for control. The valuation reflects expectations of high rates of growth and the synergies that should be available to acquirers of Mayne Pharma. The Hospira Offer is $4.10 cash per share, towards the top end of Grant Samuel's valuation range. Accordingly, in Grant Samuel's view, the Hospira Offer is fair.

The Hospira Offer is around 40% higher than Mayne Pharma's share price in the days leading up to 19 September 2006, when Mayne Pharma announced that it was in discussions in relation to a potential transaction which, if those discussions were successfully concluded, was likely to have a material effect on the Mayne Pharma share price. Grant Samuel expects that in the absence of the Scheme or an alternative proposal Mayne Pharma shares would trade at prices significantly below the Hospira Offer price.

The key question for Mayne Pharma shareholders is whether to vote in favour of the Scheme or to reject the Scheme in the hope of realising greater value, either through a higher share price at some point in the future or through an alternative transaction. It is conceivable that the Mayne Pharma share price could reach levels around the Hospira Offer in the medium to longer term. However, there can be no assurance that this will occur within a timeframe and to an extent that will compensate Mayne Pharma shareholders for the delay and risk involved. The Mayne Pharma share price immediately before the announcement of the Scheme incorporated expectations of substantial growth and there is inevitable risk associated with delivery of this growth. In Grant Samuel's view, Mayne Pharma shareholders are highly unlikely to be able to access value comparable to the Hospira Offer in the short term, other than through the Scheme or some other transaction in which an acquirer effectively pays to Mayne Pharma shareholders a substantial proportion of the synergies it expects to extract from ownership of Mayne Pharma. Grant Samuel believes that the certainty offered by the Hospira Offer of $4.10 cash per share is highly attractive in this context.

The Hospira Offer was made following a focussed competitive process during the course of which Hospira was able to undertake due diligence on Mayne Pharma and its business outlook. The nature of the process that led to the Hospira Offer suggests that the Hospira Offer reflects the full underlying value of Mayne Pharma. It is possible that a third party, that believes that it could extract additional synergies from ownership of Mayne Pharma, or that has a different view on Mayne Pharma's business prospects, could be prepared to make a more attractive offer than the Hospira Offer. Such a party would have ample opportunity to submit an alternative proposal during the Scheme process, which will extend for more than two months from the announcement of the Scheme to the meeting at which Mayne Pharma shareholders will vote on the Scheme. In the absence of a superior offer, Grant Samuel believes that the Hospira Offer is highly attractive.

The disadvantages of the Scheme are not significant.

In Grant Samuel's view, in the absence of a superior offer Mayne Pharma shareholders will be better off it they vote in favour of the Scheme than if they do not. Accordingly, Grant Samuel has concluded that the Hospira Offer is in the best interests of Mayne Pharma shareholders.

6.2 The Hospira Offer is Fair

Mayne Pharma has been valued in the range $3.73-4.19 per share. Because the Hospira Offer of $4.10 cash per share falls within the valuation range for Mayne Pharma, the Hospira Offer is fair.

The value of Mayne Pharma could increase over time, potentially significantly, depending upon Mayne Pharma's success in executing its business plan, the activities of its competitors, and a variety of other factors including the timing and success of Mayne's Pharma's product pipeline, the outcome of legal proceedings, the sales and margins of its current product portfolio, and future

Page 38

economic conditions and regulatory outcomes. However, the possible future value of Mayne Pharma is not relevant to the assessment of the Hospira Offer. Rather, the assessment involves a comparison of the Hospira Offer price with the current value of Mayne Pharma.

6.3 Premium for Change of Control

The Hospira Offer represents a significant premium to the pre-announcement Mayne Pharma share price.

Premium Relative to Pre-Announcement Share Price		
	Volume Weighted Average Price	Premium
One day	$3.08	33.1%
One week	$2.98	37.7%
Four weeks	$3.02	35.8%
One month[1]	$3.02	35.8%
Three months	$2.80	46.7%

The Hospira Offer is attractive by comparison with the historical Mayne Pharma share price. The maximum price at which Mayne Pharma shares traded prior to the announcement of the Hospira Offer was $3.12.

Hospira Offer vs Mayne Pharma Historical Share Price

21 November 2005 to 18 September 2006


$4.20
$4.00
$3.80
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Mayne Pharma Share Price
Hospira Offer, $4.10

In the absence of the Scheme or speculation regarding some similar corporate transaction, it is likely that the Mayne Pharma share price would fall significantly. While Mayne Pharma shares traded at around $3.00 prior to the announcement of the Scheme, it is conceivable, in the absence of speculation regarding a change of control transaction, that the Mayne Pharma share price could fall below this level.

6.4 Sharing in Synergy Benefits

Given the high rates of expected earnings growth for Mayne Pharma and the unquantifiable nature of the business and competitive risks that it faces, valuation of Mayne Pharma is subject to inherent uncertainty. However, in Grant Samuel's view, the Mayne Pharma share price immediately before the announcement of the Scheme reasonably reflected the underlying value of Mayne Pharma on a standalone basis. The Mayne Pharma share price immediately before the announcement of the Scheme already incorporated expectations of substantial growth. Analysts'

GRANT SAMUEL

forecasts for Mayne Pharma's EBITDA for the year to 30 June 2008 range as high as $258 million, by comparison with actual EBITDA for the 2006 financial year of $171 million. Grant Samuel has undertaken an indicative DCF analysis of Mayne Pharma on a standalone basis (excluding any synergies potentially available to acquirers of Mayne Pharma), to assess the extent of earnings and cash flow growth required to justify the price at which Mayne Pharma shares were trading prior to the announcement of the Scheme. The indicative discounted cash flow analysis was based on assumptions of strong growth in earnings and free cash flow, both in the short term and the medium to longer term. The assumptions incorporated Mayne Pharma's budgeted performance for 2007, with EBITDA subsequently growing to reach around $270 million for the year ending 30 June 2009. A terminal value was calculated for the business at 30 June 2009 on the assumption of subsequent growth in free cash flows of 5% in perpetuity. At discount rates in the range 10-11%, the indicative analysis suggests a standalone value of around $3.00 per share (ie. around the Mayne Pharma share price immediately prior to the announcement of the Scheme.)

The takeover premium implicit in the Hospira Offer is the difference between the pre-announcement share price of around $3.00 and the Hospira Offer of $4.10, which is approximately $1.10 per share, or a total of around $700 million. Grant Samuel's analysis suggests that most or all of this premium is attributable to the synergies that Hospira expects to be able to extract from ownership of Mayne Pharma. Hospira has announced that it expects to realise "a minimum of US$50 million of annualised synergies in 2008". In the absence of a detailed analysis of these synergies, it is difficult to attribute a precise capitalised value to the synergies. However, a crude analysis suggests that the synergies could have a capitalised value in the wide range of $600-900 million (based on capitalising annual synergies of A$65 million (US$50 million) at multiples of 10-15 times and adjusting for implementation costs). This value is not available to Mayne Pharma shareholders on a standalone basis. It can only be realised through a change of control transaction.

In Grant Samuel's view, Mayne Pharma shareholders are highly unlikely to be able to access value comparable to the Hospira Offer in the short term, other than through the Scheme or some other transaction in which an acquirer effectively pays to Mayne Pharma shareholders a substantial proportion of the synergies it expects to extract from ownership of Mayne Pharma.

6.5 Transaction Process

Mayne Pharma in the months before and after its demerger from Mayne received expressions of interest from a number of parties potentially interested in acquiring the company. Mayne Pharma recently received an unsolicited, incomplete and conditional proposal from a party. Following this approach Mayne Pharma and its advisers undertook a focussed competitive process to solicit offers for the company. A limited number of parties potentially interested in acquiring Mayne Pharma were provided access to detailed non-public information of the form typically sought by acquirers of generic pharmaceutical companies. The selection of parties to participate in this process was based on an assessment by Mayne Pharma and its advisers of which potential purchasers were "natural owners" of Mayne Pharma: that is, which potential purchasers could be expected to extract the greatest strategic or synergistic value from ownership of Mayne Pharma. The Hospira Offer was the most attractive proposal made to Mayne Pharma.

In Grant Samuel's view the sale process undertaken by Mayne Pharma was such that it is reasonable to conclude that the Hospira Offer reflects the full underlying value of Mayne Pharma. However, the sale process conducted by Mayne Pharma had regard to the need to preserve the value of Mayne Pharma's confidential intellectual property and competitive position and therefore did not include all parties that might be interested in acquiring Mayne Pharma. The international generic pharmaceutical industry is currently experiencing significant consolidation activity with a number of companies pursuing strategies that include growth by acquisition. Within generic pharmaceuticals, injectable generics, Mayne Pharma's core business, is widely recognised as an attractive area. Accordingly, it is conceivable that a potential counter-bidder that was not included in the sale process, but had a more positive view on the prospects for Mayne Pharma or believed that it could extract greater strategic or synergistic value from ownership of Mayne Pharma, could be interested in making a superior offer.

GRANT SAMUEL

Mayne Pharma has agreed to pay a break fee to Hospira (approximately $26 million) in certain circumstances. In particular, the break fee will be payable if a competing proposal is announced and consummated. A break fee of $26 million equals 4.0c per share on a fully diluted basis and is not of a magnitude to represent a disincentive to parties contemplating alternative proposals.

Mayne Pharma has also agreed that it will not provide any information to a third party for the purpose of enabling that party to make a competing proposal without the prior written consent of Hospira, subject to the fiduciary and statutory duties of Mayne Pharma directors. Furthermore, in the event Mayne Pharma receives a competing proposal, it has agreed that it will not accept that competing proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the competing proposal and the identity of the competing bidder and given Hospira the opportunity to match the competing proposal. In Grant Samuel's view, however, these arrangements are unlikely to be a serious disincentive to a committed buyer willing to make a superior offer.

It remains open for interested parties (if any) to make superior offers prior to the Mayne Pharma shareholders' vote on the Scheme. The regulated process by which the Scheme will be implemented under the Corporations Act will ensure that there is sufficient time for an alternative superior proposal to be developed. The overall process will take more than two months, from the announcement of the Scheme on 21 September 2006 to the meeting at which Mayne Pharma shareholders will consider approving the Scheme. During this time, particularly after scheme documentation is released to the market, potential alternative bidders are able to consider their position in the knowledge that all relevant information has been disclosed to shareholders. This period provides ample opportunity for a counter-bidder to make a rival offer, should it wish to do so.

In the absence of a superior offer before the Scheme meeting, it appears reasonable to conclude that the Hospira Offer represents the highest price that could be realised for Mayne Pharma through a competitive sale process in the context of a fully informed market. Such a price by definition represents the full underlying value of Mayne Pharma. On one view, the nature of the overall transaction process of itself suggests that it is in shareholders' best interests to vote in favour of the Hospira Offer, in the absence of a superior alternative.

6.6 Alternatives

In Grant Samuel's view the Hospira Offer is fair and it is in Mayne Pharma shareholders' best interests to vote in favour of the Scheme, in the absence of a superior offer.

The alternative for Mayne Pharma shareholders would be to reject the Scheme in the hope that they could realise greater value through substantial share price appreciation over the medium to longer term.

It is conceivable that the Mayne Pharma share price could reach levels around the Hospira Offer in the medium to longer term. The Hospira Offer follows only ten months after the company's demerger from Mayne Group Limited in November 2005. Mayne Pharma has recently moved many of its corporate functions to London and has recruited a number of new senior executives. The new management team includes Mayne Pharma's Chief Executive Officer & Managing Director, who joined Mayne Pharma in November 2005. The management team and board have only recently conducted a strategic review over several months to define a new strategy and develop an action plan for the company's future and the company has incurred the inevitable distractions of the demerger.

Mayne Pharma announced a new strategic direction in May 2006. The strategy proposes the repositioning of Mayne Pharma as a specialty pharmaceutical company with a focus on the oncology sector. In addition to cost reductions and increased efficiencies, the strategy contemplates the development of a focussed oncology business through:

- the in-licensing and acquisition of proprietary oncology products that are already commercialised or close to commercialisation;

GRANT SAMUEL

- synergistic merger and acquisition transactions;
- the acquisition of early stage proprietary products that Mayne Pharma will commercialise; and
- a significant increase in research and development expenditure to develop or co-develop improved chemical/biological entities.

Successful execution of the strategy could deliver significant value to Mayne Pharma shareholders. However, execution of the strategy would take several years and is inherently risky, involving as it does product acquisition, merger and acquisition activity, and a significant increase in Mayne Pharma's commitment to product pipeline development through internal research and development.

Accordingly, while the Mayne Pharma share price could reach levels around the Hospira Offer in the medium to longer term, there can be no assurance that this will occur within a timeframe and to an extent that will compensate Mayne Pharma shareholders for the delay and risk involved. In this context the certain cash value of $4.10 per share delivered by the Hospira Offer is, in Grant Samuel's view, highly attractive.

Prior to the announcement of the Hospira Offer, Mayne Pharma had been investigating the possible redomicile of Mayne Pharma in the United Kingdom. In conjunction with the redomicile to the United Kingdom, Mayne Pharma was investigating the establishment of a primary listing on the London Stock Exchange whilst retaining its listing on the Australian Stock Exchange In the absence of the Scheme, it is likely that Mayne Pharma would pursue the redomicile of the company. In Grant Samuel's view, however, the likely positive impact of the redomicile proposal would not be significant by comparison with the compelling value benefits of the Hospira Offer.

6.7 Taxation

The taxation consequences of the Scheme will vary depending upon, amongst other things, whether shareholders are Australian residents. For some Australian shareholders a taxable capital gain may arise. The taxation implications for non-Australian resident shareholders will depend on their domicile.

Mayne Pharma shareholders should read the more detailed advice regarding the tax consequences of the Scheme as set out in the Explanatory Memorandum. Shareholders should seek their own taxation advice if in any doubt as to the taxation consequences of the Scheme.

Grant Samuel does not offer taxation advice and nothing in this report should be construed as taxation advice.

6.8 Disadvantages for Shareholders

The disadvantages of the Scheme are not significant.

If Mayne Pharma shareholders vote in favour of the Scheme they will be giving up the opportunity to realise greater value through future share price appreciation or some alternative transaction proposal. As discussed above, in Grant Samuel's view this foregone opportunity is not significant having regard to the pricing of the Hospira Offer (and Mayne Pharma shareholders would in any event have an opportunity to evaluate any alternative offer if one was made before the meeting at which shareholders will consider approving the Scheme). It is open for shareholders seeking continued exposure to the generic pharmaceutical industry to reinvest proceeds realised through the Scheme in Hospira or other international generic pharmaceutical companies (although Grant Samuel makes no recommendation in this regard).

The Scheme might result in some shareholders realising a taxable capital gain and incurring a resultant capital gains tax liability, but this is essentially a consequence of a successful investment outcome for Mayne Pharma shareholders. Shareholders will receive cash to allow them to settle any capital gains tax liability.

GRANT SAMUEL

6.9 Shareholder Decision

The decision of each shareholder as to whether to vote for or against the Hospira Offer is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

GRANT SAMUEL

7. Qualifications, Declarations and Consents

7.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 350 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) CA (SA) ACMA and John Nelson BEng (Hons) BCom F Fin. Each has a significant number of years of experience in relevant corporate advisory matters. Tina Fendl BCom CFA assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

7.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Hospira Offer is in the best interests of Mayne Pharma shareholders. Grant Samuel expressly disclaims any liability to any Mayne Pharma shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by Mayne Pharma and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

7.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Mayne Pharma that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Hospira Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates:

- in December 2005, Grant Samuel was engaged to undertake preliminary analysis in relation to the potential redomicile of Mayne Pharma to the United Kingdom
- in October 2005, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne Pharma by Mayne;
- in October 2002, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne's logistics business; and
- in July 2001, Grant Samuel prepare an independent expert's report for FH Faulding & Co Limited in relation to the takeover offer by Mayne.

In addition, Grant Samuel group executives hold in total less than 10,000 shares in Mayne Pharma.

GRANT SAMUEL

Grant Samuel had no part in the formulation of the Hospira Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Hospira Offer. Grant Samuel's out-of-pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

7.4 Declarations

Mayne Pharma has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Mayne Pharma has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Mayne Pharma are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to Mayne Pharma and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

7.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to shareholders of Mayne Pharma. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

7.6 Other

The accompanying letter dated 6 October 2006 and Appendices A and B form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
6 October 2006

Grant Samuel & Associates

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Appendix A

Selected Comparable Transactions

The multiples implied by the valuation range for Mayne Pharma have been compared to the multiples implied by the prices of selected comparable transactions involving international generic pharmaceutical companies. Grant Samuel's analysis focused on transactions completed in the last three years or announced and pending, reflecting the greater relevance of recent transactions given the dynamic nature of the generic pharmaceuticals industry. The transaction prices provide evidence of earnings multiples that acquirers are willing to pay and provide some support for the earnings multiples implied by the Mayne Pharma valuation.

Recent Transaction Evidence

Date	Target	Transaction	Consideration[1] ($US millions)	Revenue Multiple Historical	Revenue Multiple Forecast	EBITDA Multiple[2] Historical	EBITDA Multiple[2] Forecast	EBIT Multiple[3] Historical	EBIT Multiple[3] Forecast
Mayne Pharma Valuation									
- High			**2,070**	**3.4**	**3.1**	**15.2**	**13.4**	**21.8**	**19.4**
- Low			**1,840**	**3.0**	**2.8**	**13.5**	**11.8**	**19.3**	**17.1**
Australia									
Sep 06	Mayne Pharma Limited[1]	Acquisition by Hospira, Inc	1,934	3.2	2.9	14.9	13.1	21.3	19.0
North America									
Mar 06	Andrx Corporation[1]	Acquisition by Watson Pharmaceuticals, Inc	1,539	1.5	1.5	20.6	28.8	39.3	n/m
Oct 05	Generics business of Alpharma Inc	Acquisition by Actavis Group	810	1.1	n/m	13.4	n/m	n/m	n/m
Jul 05	IVAX Corporation	Acquisition by Teva Pharmaceutical Industries Ltd	7,914	4.3	3.7	23.2	19.1	30.7	24.9
May 05	Amide Pharmaceuticals Inc	Acquisition by Actavis Group	460	4.3	n/m	8.6	n/m	n/m	n/m
Feb 05	Eon Labs Inc	Acquisition by Novartis AG	2,533	5.9	5.0	13.8	11.9	14.7	12.5
Jun 04	Sabex Holdings Ltd	Acquisition by Sandoz, company of Novartis AG	565	6.3	n/m	n/m	n/m	n/m	n/m
Oct 03	Sicor Inc	Acquisition by Teva Pharmaceutical Industries Ltd	3,337	7.3	6.2	18.4	16.0	21.5	17.9
Average - simple				*4.4*	*4.1*	*16.4*	*19.0*	*22.7*	*18.4*
- weighted				*5.9*	*4.2*	*19.7*	*18.2*	*26.9*	*20.9*
Central and Eastern Europe									
Sep 06	Pliva d.d[1]	Acquisition by Barr Pharmaceuticals, Inc	2,448	2.0	2.3	7.4	13.9	9.3	23.3
Jul 06	Hemofarm a.d	Acquisition by Stada Arzneimittel AG	696	2.4	n/m	12.5	n/m	15.9	n/m
Mar 06	Terapia S.A	Acquisition of 96.7% by Ranbaxy Laboratories Ltd	335	4.2	n/m	12.0	n/m	n/m	n/m
Feb 06	Betapharm Arzneimittel GmbH	Acquisition by Dr. Reddy's Laboratories Ltd	570	2.9	n/m	n/m	n/m	n/m	n/m
Sep 05	S C Sicomed S.A	Acquisition by Zentiva N.V	200	3.6	n/m	18.0	n/m	n/m	n/m
May 05	Hexal AG	Acquisition by Novartis AG	5,178	3.1	n/m	n/m	n/m	n/m	n/m
Average – simple				*3.0*	*2.3*	*12.5*	*13.9*	*12.6*	*23.3*
- weighted				*2.8*	*2.3*	*9.4*	*13.9*	*10.8*	*23.3*
India									
Aug 06	Matrix Laboratories Ltd[1]	Acquisition of 71.5% by Mylan Laboratories, Inc	1,252	5.0	n/m	19.3	n/m	21.7	n/m

Source: Bloomberg, company announcements, Annual Reports, takeover documents, brokers' reports and media reports.
Note:
1. Transaction not yet complete.

[1] Implied enterprise value if 100% of the company or business had been acquired.

[2] Represents enterprise value divided by EBITDA.

[3] Represents enterprise value divided by EBIT.

Andrx Corporation

Watson Pharmaceuticals Inc ("Watson") announced on 13 March 2006, its intention to acquire all outstanding stock of Andrx Corporation ("Andrx") in an all-cash offer for US$25 per share. Andrx develops generic versions of oral controlled-release, niche and immediate-release pharmaceutical products and is considered a leader in formulating difficult-to-replicate products. If the transaction is successful, Watson will become the third largest generic pharmaceutical company in the United States in terms of prescriptions dispensed. The transaction is yet to complete.

Generics business of Alpharma Inc

On 17 October 2005, Alpharma Inc announced to the market its intention to sell its United States and International generics business ("Alpharma Generics") to Actavis Group ("Actavis") for cash consideration of US$810 million. Alpharma Generics develops, manufactures and sells a broad range of solid-dose, liquid and topical dosage products. The acquisition of Alpharma Generics strengthened Actavis' position in the United States market and provided Actavis with its own-label products in key European markets.

IVAX Corporation

On 25 July 2005, Teva announced the acquisition of IVAX Corporation ("IVAX"). The acquisition of IVAX provided Teva with a strong presence in Latin America and Central & Eastern Europe, along with complementary operations in North America and Western Europe. IVAX also provided Teva with complementary product lines in generics, a significant respiratory business and a rich product pipeline of both generic and proprietary products in the areas of respiratory, Central Nervous System ("CNS") and oncology.

Amide Pharmaceutical, Inc

Actavis announced on 20 May 2005 its intention to acquire Amide Pharmaceutical, Inc ("Amide"), a privately owned United States generic pharmaceuticals company. The initial gross consideration was US$500 million in cash with up to an additional US$100 million payable over two years, subject to performance. Any additional payment made up to the US$100 million limit would have the effect of increasing the historical EBIDA multiple. The deal combined Actavis' brand, product development capabilities and European coverage with Amide's foothold in the United States. Amide developed, manufactured and sold a broad range of solid-dose generic pharmaceutical products and has a broad product pipeline.

EON Labs Inc

Novartis AG ("Novartis") announced on 21 February 2005 the acquisition of 67.7% of Eon Labs Inc ("Eon") and later made a tender offer to purchase the remaining outstanding common stock at a price of US$31 per share. Eon is one of the fastest growing generic pharmaceutical companies and in three years produced 15 first-to-market launches and positioned itself as the market share leader for nearly half of the products in its portfolio. The combined pipeline includes most of the major molecules predicted to lose patent protection during the next few years.

Sabex Holding Ltd

Sandoz, a Novartis company, announced on 7 June 2004 its plans to acquire Sabex for US$565 million in an all cash transaction. The acquisition provided Sandoz with a global growth platform in the injectable generics market and a footprint in Canada. Sabex had the top ranked generic sales force in Canada and a highly successful track record of developing and launching generic products.

Sicor Inc

Teva announced on 31 October 2003 its acquisition of Sicor. The acquisition brought together Teva's successful oral dose generic drugs franchise with Sicor's leading generic injectable business. In addition, Sicor's complementary Active Pharmaceutical Ingredients ("API") business enhanced and expanded Teva's product offerings.

Pliva d.d

On 27 June 2006, Barr announced an offer to acquire Pliva for approximately US$2.2 billion or HRK705 per share. On 30 June, Barr increased its cash offer for Pliva to US$2.3 billion, which included the distribution of a

dividend. On 4 September Actavis announced a counter offer for Pliva of US$2.5 billion or HRK795 per share. Barr subsequently announced a new cash offer to acquire Pliva on 11 September for US$2.5 billion or HRK820 per share. The tender offer period is expected to close on 11 October 2006.

If the acquisition is successful, the combination of Barr and Pliva will create the world's third largest generic pharmaceutical company with annual revenues of approximately US$2.5 billion. The combined company will utilise Barr's solid oral dosage form capabilities and Pliva's injectable and cream/ointment delivery technologies. The combined business will offer increased market potential in the United States and Central & Eastern Europe and develop product opportunities by expanding human resources and physical infrastructure in a lower cost environment. The transaction is yet to complete.

Hemofarm a.d

On 14 July 2006, Stada Arzneimittel AG ("Stada") submitted a public takeover offer for Serbian pharmaceuticals group Hemofarm a.d ("Hemofarm"). Stada offered CSD12,345 cash for each Hemofarm share. Hemofarm was a strong Eastern European generics supplier and was the market leader in both Serbia and Montenegro. The acquisition provides Stada with an entry into the Eastern European markets and helps strengthen production and development capacities.

Terapia S.A

Ranbaxy Laboratories Limited ("Ranbaxy") announced on 29 March 2006 its proposal to acquire 96.7% of Terapia S.A ("Terapia") from Advent International. Terapia was the largest independent generic company in Romania, and provided Ranbaxy with low cost manufacturing capabilities and a strong distribution network. Terapia's therapeutic focus included the cardiovascular system, CNS and musculoskeletal system. Eighty percent of Terapia's products were in solid dosage form.

Betapharm Arzneimittel GmbH

Dr. Reddy's Laboratories Ltd ("Dr. Reddy's") announced on 16 February 2006 its intention to acquire Betapharm Arzneimittel GmbH ("Betapharm"), the fourth largest generic pharmaceuticals company in Germany. Betapharm marketed generic drugs with a focus on long-term therapy products with high prescription rates. The acquisition enabled Dr Reddy's to build a strategic presence in Europe.

S C Sicomed S.A.

On 15 September 2005, Zentiva N.V. ("Zentiva") announced its intention to acquire 51% of S C Sicomed S.A. ("Sicomed") via the acquisition of Venoma Holdings Limited ("Venoma") for US$102 million. Venoma was a holding company which owned a 51% interest in Sicomed. Following this transaction Zentiva launched a voluntary tender offer for the remaining 49% of Sicomed's shares. This transaction was completed on 3 November 2005. The aggregate acquisition consideration was approximately US$200 million. Sicomed is a leading Romanian generics company with a product portfolio comprising primarily branded generics and over-the-counter products. The largest therapeutic areas are CNS and alimentary. The acquisition of Sicomed enables Zentiva to expand into key CEE markets.

Hexal AG

Novartis announced on 21 February 2005 the acquisition of Hexal AG ("Hexal"), the privately owned number two generics company in Germany, with a significant presence in other key markets. Hexal provided Novarits leadership in the German market and had a strong rack record of successful product development.

Matrix Laboratories Ltd

Mylan Laboratories Inc ("Mylan") announced on 28 August 2006 its intention to acquire up to 71.5% of Matrix Laboratories Ltd ("Matrix"). Under the terms of the transaction, Mylan will purchase 51.5% of Matrix for Rs306 per share. Mylan will then make an open offer to Matrix's remaining shareholders to purchase up to an additional 20% of Matrix's outstanding shares.

Matrix is an Indian pharmaceutical company that is engaged in the manufacture of API and solid oral dosage forms. Matrix will provide Mylan with a significant presence in the emerging pharmaceutical markets, including India, China and Africa, as well as a footprint in Europe. The deal will allow Matrix to pursue a broader portfolio of new products at lower costs. The transaction is not yet complete.

GRANT SAMUEL

Appendix B

Share Market Ratings of Selected Comparable Listed Companies

The earnings multiples implied by the valuation of Mayne Pharma have been compared to the earnings multiples implied by the share prices of international generic pharmaceutical companies and specialty pharmaceutical companies with operations in the injectable and oncology areas. The peer group has been analysed by region: United States, Central and Eastern Europe ("CEE") and India. The multiples shown below are based on share market prices as at 29 September 2006, with the exception of the following companies:

- Mayne Pharma Limited ("Mayne") and Hospira Inc ("Hospira"), for which share prices are at 18 September 2006, the last day Mayne Pharma shares traded prior to the announced takeover by Hospira;
- Barr Pharmaceuticals Inc ("Barr") and Pliva d.d ("Pliva"), for which share prices are as at 26 June 2006, the day prior to the announcement of Barr's takeover offer for Pliva;
- Watson Pharmaceuticals Inc ("Watson") and Andrx Corp ("Andrx"), for which share prices are as at 10 March 2006, the day prior to the announcement of Watson's takeover offer for Andrx; and
- Mylan Laboratories Inc ("Mylan"), for which the share price is as at 25 August 2006, the day prior to the announcement of Mylan's takeover offer for Matrix Laboratories Ltd ("Matrix").

The multiples are based on share market trading and accordingly do not reflect a premium for control.

Share Market Ratings of Selected Comparable Listed Companies

	Currency	Market Capitalisation (US$ millions)	EBITDA Multiple[2]			EBIT Multiple[3]		
			Historical	Forecast[1] Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
Mayne Pharma Valuation Range								
- High	**AUD**	**2,070**	**15.2**	**13.4**	**n/m**	**21.8**	**19.4**	**n/m**
- Low	**AUD**	**1,840**	**13.5**	**11.8**	**n/m**	**19.3**	**17.1**	**n/m**
Australia								
Mayne Pharma Limited	AUD	1,515	11.1	9.8	8.6	15.9	14.1	11.6
United States								
Baxter International Inc	USD	32,221	15.5	12.9	11.7	21.7	17.3	15.4
Teva Pharmaceutical Industries Ltd	USD	28,110	18.1	10.4	10.2	21.4	12.0	11.9
Hospira Inc	USD	6,346	8.3	10.3	9.2	10.5	14.0	12.3
Barr Pharmaceuticals Inc	USD	5,557	8.3	8.5	7.5	9.3	9.0	7.9
Mylan Laboratories Inc	USD	4,772	13.0	9.1	8.5	15.0	10.1	9.5
Abraxis Bioscience Inc	USD	4,650	n/m	22.6	13.5	n/m	34.0	20.8
Watson Pharmaceutical Inc	USD	3,203	6.8	7.7	6.7	13.3	14.0	11.0
Andrx Corp	USD	1,596	17.2	25.6	10.5	n/m	n/m	14.9
Par Pharmaceutical Companies Inc	USD	656	22.3	9.8	7.2	48.4	12.7	8.7
Taro Pharmaceutical Industries Ltd	USD	394	28.7	12.6	9.0	n/m	23.3	14.6
Average – simple			*15.4*	*13.0*	*9.4*	*19.9*	*16.3*	*12.7*
- weighted			*14.2*	*12.0*	*10.5*	*18.0*	*14.9*	*13.3*
Central and Eastern Europe								
Gedeon Richter	HUF	3,843	11.9	13.3	10.7	15.1	18.3	13.9
Krka d.d	SIT	3,278	16.4	14.0	11.8	21.0	19.8	15.6
Stada Arzneimittel	EUR	2,744	19.3	11.4	9.0	19.3	15.7	11.3
Zentiva NV	CZK	2,215	15.9	13.3	11.3	19.8	16.8	14.3
Pliva d.d	USD	2,090	6.4	12.0	10.2	8.0	20.1	16.2
EGIS Pharmaceuticals Ltd	HUF	1,085	13.4	11.9	11.0	18.7	15.8	14.4
Average – simple			*13.9*	*12.7*	*10.7*	*17.0*	*17.7*	*14.3*
- weighted			*14.1*	*12.8*	*10.7*	*17.1*	*18.0*	*14.2*
India								
Cipla Limited	INR	4,438	26.0	21.6	18.1	28.9	24.1	20.1
Sun Pharmaceuticals Industries Inc	INR	4,051	33.2	25.2	20.3	37.2	28.3	22.3
Ranbaxy Laboratories Limited	INR	3,568	48.8	17.9	15.5	79.6	21.8	18.9
Wockhardt Limited	INR	957	11.4	10.1	8.3	13.1	11.7	9.6
Average – simple			*29.9*	*18.7*	*15.5*	*39.7*	*21.4*	*17.7*
- weighted			*33.4*	*20.9*	*17.3*	*44.2*	*23.8*	*19.7*

Source: Grant Samuel analysis.[4]

[1] The companies selected have a variety of year ends and therefore the data presented for each company is the most recent annual historical result plus the subsequent two forecast years.

[2] Represents gross capitalisation divided by EBITDA.

[3] Represents gross capitalisation divided by EBIT (defined as earnings before net interest, income tax, and significant items).

Page 1

A brief description for each company is set out below.

Teva Pharmaceutical Industries Ltd

Based in Israel, Teva Pharmaceutical Industries Ltd ("Teva") is one of the world's largest generic manufacturers, and is the market leader in the United States generic market. The acquisition of Sicor Inc ("Sicor") in January 2004 combined Teva's oral dose generic drugs franchise with Sicor's generic injectables business, giving Teva a footprint in the United States injectables market.

On 25 July 2005, Teva completed the acquisition of IVAX Corporation ("IVAX"), a generic pharmaceutical company with significant sales in the United States and Untied Kingdom. The acquisition reinforced Teva's global leadership in generic pharmaceutical products and its position as a major player in the global healthcare industry. The performance of the combined company is reflected in 2006 forecasts.

Teva's results for the first half of 2006 were strong as a result of the IVAX acquisition and the launch of a number of new products in the United States. Teva's launch of Simvastin, for the treatment of high cholesterol, was the largest generic product launch ever both in volume and dollar terms.

Baxter International Inc

Baxter is a global medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology, and strong market positions in the United States and Europe. Baxter's core operations are divided into three business segments: Medication Delivery, providing a range of intravenous solutions and specialty products including an expanding generic injectable portfolio; Bioscience, which develops critical therapies to treat chronic diseases and supporting services; and Renal, which develops products and services to treat end-stage kidney disease. For the year ending 31 December 2005 Medication Delivery, Bioscience and Renal accounted for 41%, 39% and 20% respectively of group sales.

In the year ended 31 December 2005, sales in the Bioscience and Renal divisions grew 10% and 3% respectively. The Medication Delivery business had a slight fall in revenues of 1%.

Following disappointing performance, new management was put in place in 2004, and a revision of operations to move the company back to the hospital supply business commenced. Results in the first half of 2006 were encouraging: cash flow strengthened, debt fell and the company has a better defined product pipeline.

Barr Pharmaceuticals Inc

Barr Pharmaceuticals Inc ("Barr") is a generic pharmaceutical company, with generic product sales accounting for 65% of group sales. Female healthcare is Barr's single largest category, and Barr is the leader in the oral contraceptive marketplace in the United States. Within the generic business, Barr focuses on developing oral dosage products with barriers to entry in the belief that they will be less affected by the increased competition and pricing pressures currently faced by the generic pharmaceutical industry. Barr also manufactures a range of proprietary pharmaceuticals.

Product sales for the year ended 30 June 2006 were US$1.3 billion, an increase of 13% over the previous year as a result of increases in sales of both generic and proprietary products.

On 27 June, 2006 Barr announced a bid to acquire Pliva d.d. ("Pliva"), a Croatian company, for approximately US$2.2 billion or HRK705 per share. On 30 June Barr increased its cash offer for Pliva to US$2.3 billion, which included the distribution of a dividend. On 4 September Actavis Group announced a counter offer for Pliva of US$2.5 billion or HRK795 per share. Barr announced a new cash offer to acquire Pliva on the 11 September of US$2.5 billion or HRK820 per share. The tender offer is expected to close on 11 October 2006.

[4] Grant Samuel analysis is based on data obtained from IRESS, Bloomberg, Annual Reports, company announcements and, in the absence of company provided financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

GRANT SAMUEL

If the acquisition is successful, the combination of Barr and Pliva will create the world's third largest generic pharmaceutical company with annual revenues of approximately US$2.5 billion. The combined company will utilise Barr's solid oral dosage form capabilities and Pliva's injectable and cream/ointment delivery technologies. The combined business is expected to have increased market potential in the United States and Europe and enhanced product opportunities as a result of expanded human resources and physical infrastructure in a lower cost environment.

Hospira Inc

Hospira is a leader in the development, manufacture and marketing of specialty injectable pharmaceutical products (generic and branded) and medical delivery systems that deliver drugs through intravenous fluids. The company is also a leading provider of contract manufacturing services of injectable pharmaceuticals to pharmaceutical and biotechnology companies. United States specialty injectable products and injectable contract manufacturing account for close to 40% of total group sales. United States medication delivery systems account for approximately 30% of total group sales. The remaining sales are split between Abbott Laboratories (manufacturing services) and international operations.. Hospira was spun-off from Abbott Laboratories ("Abbott") in April 2004.

Although 2005 sales of US$2.6 billion were 0.7% lower than in 2004, the gross profit margin improved 2.6% due to a more favourable volume/product mix.

When Hospira was spun-off from Abbott in April 2004 it lost Abbott's corporate infrastructure and administrative functions. Hospira estimated that, over the 24 month period following the spin-off, it would incur total costs of around US$100 million to build its own corporate and international infrastructure. As of 31 December 2005, Hospira had incurred $78.4 million of these costs.

Mylan Laboratories Inc

Operating primarily within the United States generic and branded pharmaceutical market, Mylan's main therapeutic areas are cardiovascular and central nervous system. The generic division is by far the largest part of its business, accounting for 85% of group sales for the year ended 31 March 2006.

Revenues for the 2006 fiscal year fell 1% on the prior year. This fall was experienced in both the generic and branded segments. Continued pricing pressure, including the effect of increased competition, was the main reason for the fall in revenues and also impacted gross margins.

On 28 August 2006, Mylan announced an agreement to buy up to 71.5% of Matrix, an Indian manufacturer of active pharmaceutical ingredients ("API"). At Rs306 per share, the transaction value would be around US$736 million. The acquisition will bring an extensive API production capability to Mylan and should provide vertical integration opportunities. The acquisition will also provide Mylan with a lower cost of manufacturing through access to production facilities in India and China. The acquisition is not complete and as a result the effect of the acquisition is not included in the forecast earnings used to calculate earnings multiples.

Abraxis Bioscience Inc

On 28 November 2005, American Pharmaceutical Partners Inc ("APP") announced a merger with parent company American Bioscience Inc ("ABI") to form Abraxis Bioscience Inc ("Abraxis"). The merger was a 100% stock transaction and was completed on 18 April, 2006.

Abraxis operates primarily in North American, in two business segments. The first segment is the former ABI operations, which focus on development-stage biotechnology research, clinical progression and regulatory approval, primarily in products using its proprietary Nanoparticle Albumim Bound (nab™) technology platform. The former operations of APP represent the second segment. This segment is focused on late-stage development, manufacture and marketing of generic injectable pharmaceutical products and Abraxane (for the treatment of breast cancer following failure of chemotherapy or relapse).

The APP operations account for close to 100% of total net sales and in the year ending 31 December 2005 sales reached US$518 million.

Page 3

Watson Pharmaceuticals Inc

Watson is a generic specialty pharmaceutical company, with all its sales generated in the United States. Watson's generic products currently account for over 80% of group sales. The remainder of sales are of branded products. The generics division is focused on difficult-to-produce, niche products for which there is less competition and higher margins. Watson's generic therapeutic areas include oral contraception and analgesics.

Sales in 2005 increased 3% from the previous year. While sales of branded products grew in 2005, the generics product sales were stagnant year on year. Margins fell in 2005 as a result of a shift in Watson's product mix from higher margin branded products to lower margin generic products. Watson has several ongoing programs to enhance operating efficiencies through its manufacturing operations and intends to expand its product development and manufacturing capabilities in Asia. Watson trades at the lower end of the range of trading multiples of its peers on an EBITDA basis. However, the large amount of amortisation expense on product rights and related intangibles means Watson trades in line with its US peers on the basis of forecast EBIT multiples.

On 13 March, 2006, Watson announced its intention to acquire Andrx for US$25 per share or approximately $1.9 billion in an all cash transaction. Andrx develops generic versions of oral controlled-release, niche and immediate-release pharmaceutical products. The acquisition supports Watson's goal of expanding its existing product portfolio and pipeline, while strengthening Watson's position in high value, specialised sustained-release technology. The deadline to close the transaction is 13 November 2006. The forecast earnings used for the calculation of earnings multiples set out above do not include the impact of the acquisition of Andrx.

Andrx Corporation

Andrx develops generic versions of oral controlled-release, niche and immediate-release pharmaceutical products and distributes pharmaceuticals (primarily generic) to independent pharmacies, pharmacy chains, pharmacy buying groups and physician's offices. In addition, Andrx has a small branded business.

Andrx's distribution business accounted for approximately 65% of group sales of US$1.0 billion in 2005, but produced a gross margin of 20% compared to the gross margin for the generics business of 28%. The branded business, which only accounts for a small proportion of group sales, had gross margins of 62% in 2005. Revenues and earnings fell in 2005 from the prior year due to increased price competition.

In September 2005 Andrx was placed on the FDA's watch list due to manufacturing deficiencies and product approvals have been put on hold. Andrx had previously received a warning in 2000 and further 'inspectional observations' in 2004.

Andrx is currently in takeover discussions with Watson as discussed above.

Par Pharmaceutical Companies, Inc

Operating in the United States, Par Pharmaceutical Companies, Inc ("Par") manufactures and distributes both generic and branded pharmaceuticals. Par's products are principally solid oral dosage form and are sold primarily through wholesalers, retail drug store chains, managed health care providers and pharmaceutical distributors by its internal sales staff. Par's areas of therapeutic focus include central nervous system, cardiovascular, anti-inflammatory and anti-bacterial.

In June 2004, Par acquired all the shares in Kali Laboratories. This acquisition strengthened Par's research and development capabilities, and the development pipeline. In December 2005, Par announced plans to acquire eight generic products from Teva, contingent on the Teva-Ivax acquisition being successful.

Increased competition adversely affected pricing and as a result reduced gross margins in 2005. Increased spending on research and development and legal fees associated with the launch of new products also reduced margins.

Multiples for Par should be viewed with caution. On 6 July 2006, Par notified the United States Securities and Exchange Commission that certain financial information for the years ended 31 December 2004 and 31 December 2005 may contain accounting errors. Historical information may need to be restated. As a result multiples based on forecast earnings should also be viewed with caution.

GRANT SAMUEL

Taro Pharmaceutical Industries Ltd

Taro Pharmaceutical Industries Ltd ("Taro") develops, manufactures and markets prescription and over-the-counter pharmaceutical products, primarily in the United States, Canada and Israel. Taro develops both generic and proprietary products. Taro's products include creams and ointments, tablets and capsules, mainly in the dermatological, cardiovascular and central nervous system therapeutic categories.

In 2004 the United States accounted for 87% of total sales, down from 90% the previous year. Total sales decreased 10% in the 2004 financial year, which the company attributed to wholesaler destocking. Cost of goods sold, selling, general and administration, and research and development expenses all increased in 2004. The largest increase in expenses was in selling, general and administration, which rose 26% from the prior year due to higher advertising and promotion of proprietary over-the-counter product lines, as well as the development of a larger sales force. The result was a fall in earnings. Forecasts for 2005, however, display a significant improvement on 2004. The improved performance is expected to reflect the launch of higher margin generic products and lower selling, general and administration expenses.

In August 2006 Taro announced that the release of its results for the year to 31 December 2005 will be delayed due to inaccuracies with the method Taro employs to estimate its accounts receivable reserves. The 2003 and 2004 results will also have to be restated. The company has until the 17 November 2006 to report on the accounting issues. As a result both historical and forecasted multiples should be viewed with care.

Gedeon Richter Ltd

Gedeon Richter Ltd ("Gedeon Richter"), based in Hungary, is one of the largest generic pharmaceutical companies in Emerging Europe. Gedeon is a leading player in Hungary and in Russia, the fastest growing major drug market in the world. Close to 75% of Gedeon Richter's sales are in Eastern Europe. Gedeon Richter has several original drug candidates in early stage research, including through a broad based research partnership with Forest Laboratories. Gedeon Richter's therapeutic specialty is steroids used in contraceptives.

Despite an increase in revenues and gross margins year on year in 2005, operating margins experienced a fall from 28.8% in 2004 to 26.9% in 2005. Improvements in product mix were offset by higher sales and marketing expenses.

Krka d.d.

Based in Slovenia, the main product offering of Krka d.d ("Krka") is generic pharmaceuticals in four key therapeutic areas: cardiovascular, infections, digestive tract and metabolism, and central nervous system. Krka also sells a small range of self-medication products, animal health and cosmetic products. Sales revenues are split relatively evenly between the regions of Slovenia, South-East Europe, East Europe, Central Europe and West Europe and overseas markets.

Revenues to 30 September 2005 increased 15% over the same period on the previous year. Margins also improved and the operating profit increased 42% relative to the prior period.

Zentiva NV

Listed on the Prague Stock Exchange in June 2004, Zentiva NV ("Zentiva") is one of the largest generic pharmaceutical companies in Central and Eastern Europe, with 42% of group sales generated from the Czech Republic. The company is experiencing strong sales growth in Poland and Russia. Zentiva develops, manufactures and markets branded generic products in therapeutic areas including cardiovascular, central nervous system, pain management, alimentary tract, gynaecology, urology and consumer healthcare.

On 15 September 2005, Zentiva announced its intention to acquire a 51% stake in S.C. Sicomed SA ("Sicomed"). By 20 January 2006 Zentiva had increased its stake to 74.9% of Sicomed. Sicomed is the leading generics company in Romania.

Sales in 2005 increased 11% over the previous year with organic growth of 9%. The integration of Sicomed, (now renamed Zentiva SA) has led to an unexpectedly high level of integration costs. However, Zentiva has reported that it is on track to complete a number of product launches in 2006.

Stada Arzneimittel

Stada Arzneimittel ("Stada") is the third largest generic pharmaceutical company in Germany and among the top 15 in the world. Stada develops and markets generics, branded products and specialty pharmaceuticals, with the generics division accounting for 70% of total group sales in 2005. The specialty pharmaceuticals division is the smallest core segment of Stada, accounting for only 2% of group sales with a current focus on oncology products. The company has a wide range of products on the market with its largest selling product accounting for only 6% of total sales. Stada has a strong presence in most European markets with Germany accounting for over half of group sales.

Both sales and net profit grew in 2005. Sales increased 25% from the previous year to reach EUR 1.0 billion. Organic growth accounted for 17% of the year on year increase. The first half of the 2006 financial year also saw strong growth rates with sales increasing 18% and net income rising 32% over the same period in the prior year.

On 14 July 2006 Stada announced its intention to acquire Serbian pharmaceuticals group Hemofarm a.d. Hemofarm a.d is a significant Eastern European generics supplier and its acquisition will assist Stada in the expansion of sales activities in Eastern Europe. The offer valued Hermofarm a.d at approximately EUR 490.8 million and was the largest takeover in Stada's history. The offer was announced successful on 9 August 2006 and the effect of the acquisition is included in the earnings forecasts on which earnings multiples have been based.

Pliva d.d.

Headquartered in Croatia, Pliva is a generic pharmaceutical company that derives the majority of its revenue in North America. Pliva's other major markets are Central and Eastern Europe and, to a lesser extent, Western Europe. Throughout 2004 and 2005 the company's focus was on streamlining and consolidating its generic operations. Restructuring costs have reduced the company's profitability. However, Pliva's exit from its proprietary business and a transition to a pure generics player are expected to improve these margins over time.

Pliva is currently the subject of a takeover offer by Barr, which is offering US$2.5 billion or HRK820 per share for Pliva. The tender offer period is expected to close on 11 October 2006.

EGIS Pharmaceuticals Ltd.

The generic and proprietary products of EGIS Pharmaceuticals Ltd ("EGIS") cover a wide range of therapies. However, their sales are primarily generated from cardiovascular, central nervous system and respiratory systems products. EGIS' largest market is Hungary, where the company is domiciled, followed by CIS and Central and Eastern Europe.

In the financial year ended September 2005, sales increased 10% from the previous year. Central and Eastern Europe and CIS were the biggest contributors to this rise. Margins also improved substantially and the resulting net profit was 54% higher than the previous year.

Cipla Limited

Cipla Limited ("Cipla") generates half of its revenues in its local market, India. The remaining sales are primarily in the United States, Europe, South Africa, Australia and the Middle East. The majority of Cipla's revenues are generated from sales of tablet and capsule products. However, Cipla also sells a range of injectable/sterile solution products. The company has a presence across most therapeutic areas. Cipla's facilities are located around India and as a result the company enjoys a low cost structure. Cipla has one of the strongest generic pipelines in India with approximately 160 products in various development stages.

Sales for the fiscal year ended 31 March 2006 reached Rs29.9 billion, an increase of 33% over the previous year. Net earnings also rose from the previous year due to an improvement in margins. Cipla is planning on investing Rs6 billion in manufacturing capex in the next couple of years and enriching its product portfolio with complex technology drugs.

GRANT SAMUEL

Ranbaxy Laboratories Limited

Headquartered in India, Ranbaxy Laboratories Limited ("Ranbaxy") is India's largest pharmaceutical company in terms of revenue and profits. Ranbaxy has operations throughout India and the rest of the world and the United States is by far Ranbaxy's largest market, accounting for 32% of total revenues. Ranbaxy's main therapeutic areas are anti-infectives, anti-retrovirals, cardiovasculars, musculoskeletal, dermatologicals, gastrointestinals, central nervous system, respiratory, genitor-urinary and nutritionals.

A decline in revenues and profits in 2005 was primarily attributed to increased pricing pressure in the United States. Such pricing pressure is not expected to abate as the competition for global generics intensifies.

On 29 March, 2006, Ranbaxy acquired 96.7% of Terapia S.A ("Terapia"), a privately owned Romanian generic drug company, for US$324 million. Terapia is the largest independent generic company in Romania. The acquisition will boost Ranbaxy's presence in the fast growing CIS markets. The impact of this acquisition is included in the earnings forecasts upon which the earnings multiples are based.

Sun Pharmaceutical Industries Inc

Sun Pharmaceutical Industries Inc ("Sun") manufactures and markets generic specialty pharmaceuticals and active pharmaceutical ingredients for chronic therapy areas including cardiology, psychiatry, neurology, gastroenterology and diabetology. Over 60% of sales are in Sun's local market, India, with the remainder driven by exports, including the United States and Europe.

In the financial year ended 31 March 2005, Sun reported a 23% increase in sales over the prior period. Indian branded prescriptions increased 18%. However, the biggest increase in revenue related to export prescription products, which experienced a 40% increase in revenue. Sun has an extensive product pipeline and thus has a less risky earnings profile than other Indian generic companies. In addition, Sun has maintained margins above those of its peers and as a result trades multiples at the higher end of the range of earnings multiples of its Indian peers.

Wockhardt Limited

Wockhardt Limited ("Wockhardt") is an Indian biopharmaceutical and generic company with over half of its revenues generated in the United States and Europe. Wockhardt is currently developing intellectual property in bio-generic, oral/injectable novel drug delivery systems and new chemical entity research. In the domestic market, Wockhardt offers products at a substantial discount to its competition. In the overseas markets Wockhardt has adopted the inorganic route to build market presence.

Sales in the year ended 31 December 2005 reached Rs14.1 billion, an increase of 13% over the prior year. The United States and European markets contributed significantly to this growth. Historically, Wockhardt has traded at multiples of earnings at the lower end of the trading multiples of its Indian generic peers as a result of a number of disappointments. The company is currently addressing several challenges which include gaining approval for an injectables facility and pursuing growth in the United States market.

8

IMPLEMENTATION AGREEMENT

8

CLAYTON UTZ

Scheme Implementation Agreement

Mayne Pharma Limited
ACN 097 064 330
Mayne Pharma

Hospira Holdings (S.A.) Pty Ltd
ACN 121 147 019
Bidder

Hospira, Inc.
Guarantor

The Clayton Utz contacts for this document are
Rod Halstead and Jonathan Swain on +61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700

www.claytonutz.com

Our reference 11108/126/80047136

Table of contents

Scheme Implementation Agreement made on 20 September 2006

Parties

Mayne Pharma Limited ACN 097 064 330 of Level 3, 390 St Kilda Road, Melbourne, Victoria 3004 *("Mayne Pharma")*

Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 of Level 27, AMP Centre, 50 Bridge Street, Sydney, New South Wales 2000 *("Bidder")*

Hospira, Inc. of 275 North Field Drive, Dept 960, Lake Forest, IL 60045, United States *("Guarantor")*

Background

A. Bidder proposes to acquire all of the Mayne Pharma Shares for a cash consideration of A$4.10 per Mayne Pharma Share pursuant to a scheme of arrangement under section 411 of the Corporations Act.

B. Mayne Pharma has agreed to propose the Scheme and issue the Explanatory Memorandum at the request of Bidder and Guarantor and Mayne Pharma and Bidder have agreed to implement the Scheme on the terms and conditions of this document.

C. Guarantor has agreed to procure the performance by Bidder of its obligations under this document.

Operative provisions

1. Definitions and interpretations

1.1 Definitions

In this document:

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited ABN 98 008 624 691.

"**Bidder Announcement**" means a press release in the form of Annexure C.

"**Bidder Information**" means all information regarding Bidder and its Related Bodies Corporate that is required by the Corporations Act and the Policy Statements to be included in the Explanatory Memorandum including all the information that would be required under section 636(1)(c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Bidder were offering the Scheme Consideration as consideration under a takeover bid.

"**Bidder Warranties**" means the representations and warranties made by Bidder in clause 9.1.

"**Break Fee**" means an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma Shares outstanding as at the date of this document).

"**Business Day**" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"**Commitment Letter**" means the commitment letter of Morgan Stanley Senior Funding, Inc. (the "Lender") addressed to Guarantor dated as of 14 September 2006 pursuant to which the Lender has committed to provide, in connection with the Scheme Consideration, credit facilities of up to US$1,925,000,000 in the aggregate, subject to the terms and conditions contained therein.

"**Competing Bidder**" means a person who makes or wishes to make a Competing Proposal, which the Mayne Pharma Board reasonably believes will be a Superior Proposal.

"**Competing Proposal**" means a proposed transaction or arrangement pursuant to which a person other than Bidder or any of its Related Bodies Corporate would, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a substantial part of the business of the Mayne Pharma Group;

(b) acquire a Relevant Interest in 50% or more of Mayne Pharma Shares or otherwise acquire control of Mayne Pharma or the Mayne Pharma Group within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge with Mayne Pharma whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure or other synthetic merger or any other transaction or arrangement.

"**Confidentiality Agreement**" means the confidentiality agreement between Mayne Pharma and Bidder dated 4 September 2006.

"**Corporations Act**" means the Corporations Act 2001 (Commonwealth).

"**Court**" means the Supreme Court of Victoria or such other court of competent jurisdiction as Mayne Pharma and Bidder agree in writing.

"**Data Room**" means the electronic Data Room established by Mayne Pharma to allow Bidder to undertake due diligence in respect of the Mayne Pharma Group.

"**Deed Poll**" means a deed poll to be executed by Bidder in favour of Mayne Pharma Shareholders, substantially in the form set out in Annexure B or in such other form as Mayne Pharma and Bidder agree in writing.

"**Disclosure Letter**" means the letter executed by Mayne Pharma and given to Bidder immediately before execution of this document.

"**Effective**" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"**Effective Date**" means the date on which the Scheme becomes Effective.

"**End Date**" means 31 January 2007 or such later date agreed by the parties in writing.

"**Explanatory Memorandum**" means the explanatory memorandum to be prepared by Mayne Pharma in respect of the Scheme in accordance with the terms of this document and to be despatched to Mayne Pharma Shareholders.

"**First Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"**Foreign Investment Condition**" means the condition set out in clause 3.1(a).

"**Government Authority**" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States of America, as amended.

"**Implementation Date**" means the date which is three Business Days after the Record Date or such other date as Mayne Pharma and Bidder agree in writing.

"**Independent Expert**" means the independent expert to be engaged by Mayne Pharma to express an opinion on whether the Scheme is in the best interests of Mayne Pharma Shareholders.

"**Independent Expert's Report**" means the report from the Independent Expert commissioned by the Mayne Pharma Board after announcement of the transactions contemplated by this document.

"**Insolvency Event**" means in relation to Bidder or Guarantor any event which is equivalent in Bidder's or Guarantor's place of incorporation to any of the events referred to in paragraphs (j) to (o) of the definition of Mayne Pharma Prescribed Occurrence.

"**Listing Rules**" means the official listing rules of ASX.

"**Lock-up Period**" means the period commencing on the date of this document and ending on the earlier of:

(a) the date this document is terminated in accordance with its terms; and

(b) the Implementation Date.

"**Mayne Pharma Announcement**" means an announcement in the form of Annexure D.

"**Mayne Pharma Board**" means the board of directors of Mayne Pharma.

"**Mayne Pharma Group**" means Mayne Pharma and each Subsidiary.

"**Mayne Pharma Information**" means all information included in the Explanatory Memorandum, other than the Bidder Information.

"**Mayne Pharma Material Adverse Change**" means any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters:

(a) diminishes, or could reasonably be expected to diminish (whether now or in the future) consolidated net assets of the Mayne Pharma Group by an amount of at least 10% of the consolidated net tangible assets of the Mayne Pharma Group as disclosed in its consolidated audited balance sheet as at 30 June 2006; or

(b) diminishes, or could reasonably be expected to diminish (whether now or in the future) the consolidated net profit after tax of the Mayne Pharma Group in each of the financial years ending 30 June 2007, 30 June 2008 and 30 June 2009 by an amount of at least $7,000,000 (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this document which has or could reasonably be expected to have a positive effect in each of the three aforementioned financial years); or

(c) either have the result that the Mayne Pharma Group is unable to carry on its business in substantially the same manner as carried on as at the date of this document or which otherwise materially and adversely affects the prospects of the Mayne Pharma Group,

other than an event, occurrence or matter:

(d) which relates to changes in prices of products sold by the Mayne Pharma Group in response to changes in market conditions consistent with past practice;

(e) required to be done or procured by the Mayne Pharma Group pursuant to this document or the Scheme; or

(f) fairly disclosed in the Disclosure Letter.

"**Mayne Pharma Option**" means an option to acquire a Mayne Pharma Share under the Mayne Pharma Executive Share Option Plan.

"**Mayne Pharma Prescribed Occurrence**" means the occurrence of any of the following events:

(a) Mayne Pharma converts all or any of its securities into a larger or smaller number of securities;

(b) Mayne Pharma or a Subsidiary resolves to reduce its capital in any way;

(c) Mayne Pharma or a Subsidiary:

   (i) enters into a buyback agreement; or

   (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act.

(d) Mayne Pharma or a Subsidiary issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option except where:

2

(i) a Mayne Pharma Option is issued under the Mayne Pharma Executive Share Option Plan pursuant to the terms of a service contract or other binding commitment between Mayne Pharma and any of its employees or prospective employees and that service contract or other binding commitment has been fairly disclosed to Bidder in the Data Room or the Disclosure Letter; or

(ii) a Mayne Pharma Share is issued on the exercise of a Mayne Pharma Option, where that Mayne Pharma Option was issued before the date of this document or in accordance with paragraph (d)(i) above;

(e) Mayne Pharma or a Subsidiary issues, or agrees to issue, convertible notes or any other security convertible into shares;

(f) Mayne Pharma agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital (other than the dividend of 1.5 cents per share declared in respect of the financial year ended 30 June 2006 and payable on 5 October 2006 to Mayne Pharma Shareholders of record on 25 September 2006);

(g) Mayne Pharma or a Subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(h) without the prior written consent of Bidder (which shall not be unreasonably withheld), Mayne Pharma or a Subsidiary acquires or disposes of or agrees to acquire or dispose of, any asset (excluding trading stock) or business, or agrees to form a business combination, or assumes or agrees to assume any liability (excluding trade creditors), where the aggregate of the amounts involved in any such acquisition, disposal or business combination and liability assumed exceed $20,000,000 or exceed $10,000,000 in the case of an individual acquisition, disposal, business combination or assumption of liability except for the commitments which have been fairly disclosed to Bidder in the Disclosure Letter;

(i) Mayne Pharma or a Subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(j) Mayne Pharma or a Subsidiary resolves that it be wound up;

(k) a liquidator or provisional liquidator of Mayne Pharma or a Subsidiary is appointed;

(l) a court makes an order for the winding up of Mayne Pharma or a Subsidiary;

(m) an administrator of Mayne Pharma, or of a Subsidiary, is appointed under sections 436A, 436B or 436C of the Corporations Act;

(n) Mayne Pharma or a Subsidiary executes a deed of company arrangement;

(o) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Mayne Pharma or a Subsidiary;

(p) the level of the Mayne Pharma Group's consolidated monthly indebtedness increases by more than $20,000,000 as compared with its consolidated average monthly indebtedness over the three months before the date of this document; or

(q) except as required by law or otherwise permitted under this document or with the prior written consent of Bidder, any member of the Mayne Pharma Group:

(i) increases the remuneration of, or pays any bonus or issues any securities to, or otherwise varies the employment arrangements with, any of its directors or executives other than the issue of Mayne Pharma Options or Mayne Pharma Shares in the circumstances described in paragraph (d)(i) or (d)(ii) above or as fairly disclosed in the Disclosure Letter;

(ii) accelerates the rights of any of its directors or executives to benefits of any kind; or

(iii) pays or agrees to pay a director or executive a termination payment (including a "golden parachute"), other than as provided for in an existing employment contract fairly disclosed to Bidder in the Data Room or the Disclosure Letter,

and for the purposes of this subparagraph (q) a reference to an executive is a reference to a person designated as a level 1 or level 2 executive within the Mayne Pharma Group.

"**Mayne Pharma Shareholder**" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"**Mayne Pharma Shares**" means fully paid ordinary shares in the capital of Mayne Pharma.

"**Mayne Pharma Share Register**" means the register of members of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"**Mayne Pharma Share Registry**" means Link Market Services, Level 4, 333 Collins Street, Melbourne, Victoria.

"**Mayne Pharma Warranties**" means the representations and warranties made by Mayne Pharma in clause 9.3.

"**Option Price**" means, in respect of a Mayne Pharma Option, the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma Option.

"**Policy**" means the directors and officers insurance policy effected by Mayne Pharma at the date of this document and which presently expires on 18 November 2006.

"**Policy Statements**" means all policy statements and practice notes published by ASIC and in force at the date of this document.

"**Record Date**" means 11.00pm on the date which is five Business Days after the Effective Date.

"**Regulatory Conditions**" means the Conditions set out in clauses 3.1(h), 3.1(i) and 3.1(j).

"**Related Body Corporate**" has the meaning given in the Corporations Act.

"**Relevant Interest**" has the meaning given in the Corporations Act.

"**Representative**" means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.

"**Scheme**" means a scheme of arrangement under part 5.1 of the Corporations Act between Mayne Pharma and the Scheme Shareholders substantially in the form set out in Annexure A or in such other form as Mayne Pharma and Bidder agree in writing.

"**Scheme Consideration**" means the amount of A$4.10 cash in respect of each Scheme Share.

"**Scheme Meeting**" means the meeting to be convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act.

"**Scheme Shareholder**" means each person who holds Scheme Shares.

"**Scheme Share**" means a Mayne Pharma Share on issue on the Record Date.

"**Second Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"**Subsidiary**" means a Subsidiary of Mayne Pharma within the meaning given to that term in the Corporations Act.

"**Superior Proposal**" means a Competing Proposal which:

(a) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the Competing Proposal and the person or persons making it; and

(b) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Scheme Shareholders than the transactions contemplated by this document.

"**Timetable**" means the indicative timetable in relation to the Scheme set out in Schedule 1, or such other indicative timetable as may be agreed in writing by the parties.

"**US Trade Laws**" means the US Export Administration Regulations or any of the various sanction programs administered by the US Treasury Department's Office of Foreign Asset Control.

1.2 Interpretation

In this document headings and words in bold are for convenience only and do not affect the interpretation of this document and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word "**including**" or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this document) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this document, and a reference to this document includes all schedules, exhibits, attachments and annexures to it;

(h) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re-enactments and replacements;

(i) a reference to a "**liability**" incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(j) a reference to a "**loss**" incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all legal expenses (on a full indemnity basis without necessity of taxation) and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(k) a reference to "**$**" or "**dollar**" is to Australian currency; and

(l) this document must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this document which requires a party to use best endeavours or reasonable endeavours to procure that something is performed or occurs does not include any obligation:

(a) to pay any money or to provide any financial compensation, valuable consideration or any other incentive to or for the benefit of any person; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority,

except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Obligations in relation to Scheme

2.1 Mayne Pharma to propose Scheme

Subject to Bidder complying with its obligations under clause 6.4, Mayne Pharma agrees to propose the Scheme on and subject to the terms and conditions of this document.

2.2 Scheme Consideration

Bidder covenants in favour of Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders) that, in consideration for the transfer to Bidder of Scheme Shares held by Scheme Shareholders under the terms of the Scheme, Bidder will provide the Scheme Consideration to Scheme Shareholders in accordance with the terms of the Scheme.

3. Conditions precedent

3.1 Conditions

The obligations of Mayne Pharma under clause 4.1(i) and of Bidder under clause 4.2(h) do not become binding on the parties and the Scheme must not take place until each of the following conditions has been fulfilled or waived in accordance with clause 3.6:

(a) either:

(i) the Treasurer of the Commonwealth of Australia (the "**Treasurer**") or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Bidder that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the proposed acquisition by Bidder of the Mayne Pharma Shares; or

(ii) the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the proposed acquisition by Bidder of the Mayne Pharma Shares;

(b) Mayne Pharma Shareholders approve the Scheme by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(c) no Mayne Pharma Material Adverse Change occurs after the date of this document and before 8.00am on the Second Court Date;

(d) no Mayne Pharma Prescribed Occurrence occurs or (in the case of a Mayne Pharma Prescribed Occurrence not disclosed in the Disclosure Letter) becomes known to Bidder after the date of this document and before 8.00am on the Second Court Date;

(e) the Mayne Pharma Warranties are true and correct in all material respects on the date of this document and as at 8.00am on the Second Court Date;

(f) the Bidder Warranties are true and correct in all material respects on the date of this document and as at 8.00am on the Second Court Date;

(g) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(h) the waiting period and any extension thereof applicable to the Scheme under the HSR Act shall have been terminated or shall have expired;

(i) no Government Authority has undertaken a judicial proceeding seeking to enjoin, restrain or otherwise prohibit or impose conditions on the Scheme which remain in effect as at 8.00am on the Second Court Date;

(j) no Government Authority has issued an order, decree or ruling prohibiting or imposing conditions on the Scheme which remains in effect as at 8.00am on the Second Court Date; and

(k) prior to the Second Court Date Mayne Pharma has confirmed in writing to Bidder that each member of the Mayne Pharma Group has, in relation to each contract to which it is party that, if that contract continued on its current terms after the Effective Date would require Bidder, any Related Body Corporate of Bidder or any of their respective officer or employees to act in a manner inconsistent with the US Trade Laws (each a "**Regulated Contract**"), either:

(i) amended the terms of the Regulated Contract conditional on the Scheme becoming Effective and on terms approved by the Bidder (such approval not unreasonably to be withheld) so that Regulated Contract ceases to involve or relate to, directly or indirectly, any destination or entity the target of US Trade Laws; or

(ii) taken all steps within its power to terminate the Regulated Contract.

3.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this document:

(a) Mayne Pharma must use all reasonable endeavours to ensure that the Conditions set out in clauses 3.1(c) and 3.1(d) continue to be satisfied at all times until 8.00am on the Second Court Date, that the Condition set out in clause 3.1(e) is satisfied as at the times set out in that clause and that the Condition set out in clause 3.1(k) is satisfied;

(b) Bidder must use all reasonable endeavours to ensure that the Condition set out in clause 3.1(f) is satisfied at the times set out in that clause; and

(c) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, this document or is required by law.

3.3 Obligations in relation to Foreign Investment Condition

Each party must use all reasonable endeavours to ensure that the Foreign Investment Condition is satisfied as soon as practicable after the date of this document and in particular:

(a) Bidder must as soon as practicable prepare and, subject to clause 3.3(c), lodge, all notices and other documents required to be given for the purposes of procuring the satisfaction of the Foreign Investment Condition;

(b) Mayne Pharma must promptly provide to Bidder all information reasonably required by Bidder for the purposes of preparing the documents referred to in clause 3.3(a);

(c) Bidder must provide to Mayne Pharma a draft of each document which it has prepared under this clause 3.3 and a reasonable opportunity to comment on that draft;

(d) Bidder must provide to Mayne Pharma a copy of each notice given, application made and all other information supplied to a Government Authority or any third party, and each notice or request received from a Government Authority or any third party in connection with procuring the satisfaction of the Foreign Investment Condition; and

(e) Bidder must notify Mayne Pharma of any meetings to be held with a Government Authority for the purposes of procuring the satisfaction of the Foreign Investment Condition and permit its advisers to be present at such meeting.

3.4 Obligations in relation to Regulatory Conditions

Each party must use all reasonable endeavours to ensure that the Regulatory Conditions are satisfied as soon as practicable after the date of this document and in particular:

(a) Mayne Pharma and Bidder must each, as soon as practicable after the date of this document, file or cause to be filed with the US Federal Trade Commission and the US Department of Justice any notifications required under the HSR Act with respect to the transactions contemplated by the Scheme provided that Mayne Pharma and Bidder must each file the notification under the HSR Act within 10 Business Days after the date of this document;

(b) Mayne Pharma and Bidder must use reasonable endeavours to respond promptly to any request for additional information made by such agencies and to cause the waiting period and any extensions thereof under the HSR Act to terminate or expire at the earliest possible date after the filing date;

(c) Mayne Pharma and Bidder must each, as soon as practicable after the date of this document file or cause to be filed with each other Government Authority any notifications required with regard to the transactions contemplated by the Scheme; and

(d) Mayne Pharma, Bidder and Guarantor must each take, and must cause each of their respective subsidiaries to take, any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation law that may be asserted by the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Government Authority with respect to the Scheme and the transactions contemplated by the Scheme so as to enable the Regulatory Conditions to be satisfied as soon as reasonably possible, including proposing, negotiating, committing to and effecting, by consent, decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Mayne Pharma, Bidder, Guarantor (and each of their respective subsidiaries) respectively, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which would otherwise have the effect of preventing or delaying the satisfaction of the Regulatory Conditions provided that:

  (i) nothing in this document will require Mayne Pharma, Bidder or Guarantor (or any of their respective subsidiaries) to sell, divest or dispose of any products or other assets before the Scheme becomes Effective or to undertake or commit to do so unless such undertaking or commitment is conditional on the Scheme becoming Effective; and

  (ii) nothing in this document will require Mayne Pharma, Bidder or Guarantor (or any of their respective subsidiaries) to sell, divest, or dispose of any products or other assets that accounted for in excess of A$40,000,000 in aggregate for all such products or assets to be sold, divested or disposed of by Mayne Pharma, Bidder or Guarantor (or their respective subsidiaries) in net sales in the United States for the year ended 30 June 2006 (for Mayne Pharma or its subsidiaries) or 31 December 2005 (for Bidder or Guarantor or their respective subsidiaries).

  If products or assets of Bidder, Guarantor or Mayne Pharma (or their respective subsidiaries) are sold pursuant to this provision, then Bidder, Guarantor or Mayne Pharma (as the case may be) will receive the proceeds of such divestiture and there will be no change to the Scheme Consideration.

3.5 Notice in relation to satisfaction of Conditions

Each party must in relation to any Condition notify the other party in writing upon becoming aware of:

(a) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(b) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

3.6 Benefit and waiver of Conditions

(a) The Condition in clause 3.1(f) is for the benefit of Mayne Pharma and may only be waived by Mayne Pharma by notice in writing to Bidder.

(b) The Conditions in clauses 3.1(c), 3.1(d), 3.1(e), 3.1(i) and 3.1(k) are for the benefit of Bidder and may only be waived by Bidder by notice in writing to Mayne Pharma.

(c) The Conditions in clauses 3.1(a), 3.1(b), 3.1(g), 3.1(h), and 3.1(j) are for the benefit of both parties and may not be waived.

3.7 Failure of Conditions

A party is entitled to terminate this document by notice in writing to the other party if any Condition that is stated in clause 3.6 to be for the benefit of the first party (whether or not the Condition is also stated to be for the benefit of other parties):

(a) becomes incapable of satisfaction; or

(b) has not been satisfied or waived in accordance with clause 3.6 before the End Date.

4. Implementation of Scheme

4.1 Mayne Pharma's obligations

Mayne Pharma must take all steps reasonably necessary to implement the Scheme as soon as is reasonably practicable after the date of this document and so as to complete the transaction substantially in accordance with the Timetable, and in particular Mayne Pharma must:

(a) prepare the Explanatory Memorandum in accordance with the requirements of the Corporations Act and the Policy Statements, provide a draft to Bidder and provide Bidder with a reasonable opportunity to provide suggested amendments to that draft prior to the provision of a draft to ASIC under clause 4.1(c)(i) and if such suggested amendments relate to the Bidder Information, Mayne Pharma must consider in good faith such suggested amendments unless such suggested amendments would render the Explanatory Memorandum misleading or deceptive;

(b) promptly appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's report for inclusion in the Explanatory Memorandum;

(c) as soon as reasonably practicable but no later than 14 days before the First Court Date provide an advanced draft of the Explanatory Memorandum:

  (i) to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act; and

  (ii) to Bidder;

(d) apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(e) provided the confirmation referred to in clause 4.2(c) has been received, lodge all documents with the Court and take all other reasonable steps to ensure that, an application is heard by the Court for an order under section 411(1) of the Corporations Act directing Mayne Pharma to convene the Scheme Meeting;

(f) request ASIC to register the explanatory statement included in the Explanatory Memorandum in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(g) take all reasonable steps necessary to comply with the orders of the Court including, as required, dispatching the Explanatory Memorandum to the Mayne Pharma Shareholders and convening and holding the Scheme Meeting;

(h) if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act apply to the Court for orders approving the Scheme;

(i) if the Scheme is approved by the Court:

  (i) promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

  (ii) close the Mayne Pharma Share Register as at the Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

  (iii) promptly register all transfers of Scheme Shares to Bidder in accordance with the Scheme; and

  (iv) promptly do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme; and

(j) from the First Court Date until the Implementation Date, promptly inform Bidder if it becomes aware that the Explanatory Memorandum contains a statement which is misleading or deceptive in a material respect or contains a material omission.

4.2 Bidder's obligations

Bidder must take all steps reasonably necessary to assist Mayne Pharma to implement the Scheme as soon as is reasonably practicable and so as to complete the transaction substantially in accordance with the Timetable and in particular Bidder must:

(a) provide to Mayne Pharma the Bidder Information in a form appropriate for inclusion in the Explanatory Memorandum;

(b) promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Explanatory Memorandum;

(c) as soon as reasonably practicable after receipt from Mayne Pharma of a draft of the Explanatory Memorandum in accordance with clause 4.1(a) provide any suggested changes to the Bidder Information in that draft;

(d) as soon as reasonably practicable after receipt from Mayne Pharma of the draft of the Explanatory Memorandum provided in accordance with clause 4.1(c), either:

(i) confirm in writing to Mayne Pharma that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission; or

(ii) provide to Mayne Pharma the changes required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive and does not contain any material omission;

(e) provide to Mayne Pharma all such further or new information of which Bidder becomes aware after the Explanatory Memorandum has been despatched until the date of the Scheme Meeting that is required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission;

(f) prior to the First Court Date, enter into the Deed Poll and deliver the executed Deed Poll to Mayne Pharma;

(g) procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Bidder will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this document and the Scheme; and

(h) if the Scheme becomes Effective, provide the Scheme Consideration on the Implementation Date in accordance with the Scheme.

4.3 Reconstitution of Mayne Pharma Board

As soon as practicable after implementation of the Scheme Mayne Pharma will use its reasonable endeavours to:

(a) take all actions necessary to procure that any director of a Subsidiary as designated by Bidder in writing and each director of Mayne Pharma in office on the Implementation Date resigns their office; and

(b) cause the appointment to the Mayne Pharma Board and to the boards of each Subsidiary of such number of persons as nominated by Bidder, subject to those persons having provided a consent to act as directors of the relevant companies.

4.4 Mayne Pharma Options

Mayne Pharma must use all reasonable endeavours to procure by no later than five Business Days prior to the Second Court Date, that:

(a) each holder of a Mayne Pharma Option enters into a binding agreement, on terms approved by Bidder acting reasonably and conditional on the Scheme becoming Effective, whereby each holder of Mayne Pharma Options agrees to the cancellation of such Mayne Pharma Options in return for the Option Price; and

(b) each person disclosed in the Disclosure Letter as being contractually entitled to receive a grant of Mayne Pharma Options enters into a binding agreement, on terms approved by Bidder acting reasonably and conditional on the Scheme becoming Effective, whereby each such person agrees to give up such entitlement on terms consistent with those provided to holders of Mayne Pharma Options under clause 4.4(a).

Mayne Pharma agrees that, on request from Bidder, Bidder be reasonably consulted on, and be permitted to attend, any discussion or negotiations with holders of Mayne Pharma Options with a view to facilitating the entry into such binding agreements.

5. Conduct of business and requests for access

5.1 Conduct of business

From the date of this document to the Implementation Date, Mayne Pharma must use all reasonable endeavours to procure that the Mayne Pharma Group conducts its businesses in the ordinary course except in relation to any matter required to be done or procured by Mayne Pharma pursuant to, or which is otherwise permitted by, this document or the Scheme or the undertaking of which Bidder has approved in writing, such approval not to be unreasonably withheld or delayed.

5.2 Requests for access

From the date of this document to the Implementation Date, Mayne Pharma will in good faith, on request from Bidder, provide to Bidder reasonable access at reasonable times, to:

(a) members of the Mayne Pharma Executive Committee and to such other personnel as are reasonably approved by the Executive Committee; and

(b) records and premises of the Mayne Pharma Group, unless the provision of any such access is prohibited by law.

5.3 Aguadilla

As soon as practicable after execution of this document, Mayne Pharma will provide access to the site at Aguadilla to Bidder personnel for a reasonable period to allow Bidder to evaluate its intentions for that site if the Scheme becomes effective provided that access will be restricted to those persons who reasonably require access for this purpose. Mayne Pharma further agrees that it will not dispose of the Aguadilla site without the prior written consent of Bidder, such consent not unreasonably to be withheld.

6. Recommendation, intentions and announcements

6.1 Mayne Pharma Board recommendation

The Mayne Pharma Board must, in the Mayne Pharma ASX Announcement and in the Explanatory Memorandum, unanimously recommend that Mayne Pharma Shareholders vote in favour of the Scheme subject to:

(a) no Superior Proposal being made;

(b) the Scheme Consideration being within or above the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report; and

(c) the Independent Expert concluding that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.2 Mayne Pharma Director intentions

Mayne Pharma must use its best endeavours to procure that each Mayne Pharma Director announces in the Mayne Pharma ASX Announcement and in the Explanatory Memorandum his or her intention to vote in favour of the Scheme any Mayne Pharma Shares in which they have a Relevant Interest and in respect of which they have power to vote and agrees to the cancellation of any Mayne Pharma Options they hold in return for the Option Price, subject to:

(a) no Superior Proposal being made;

(b) the Scheme Consideration being within or above the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report; and

(c) the Independent Expert concluding that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.3 Change of recommendation or intentions

The Mayne Pharma Board may change its recommendation and any Mayne Pharma Director may announce his or her intention to vote any Mayne Pharma Shares in which they have a Relevant Interest against the Scheme or to abstain from voting on the Scheme if:

(a) a Superior Proposal is made;

(b) the Scheme Consideration is below the assessed valuation range of Mayne Pharma Shares set out in Independent Expert's Report; or

(c) the Independent Expert does not conclude that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.4 Announcements

Immediately after the execution of this document, Mayne Pharma must issue the Mayne Pharma Announcement to the ASX and Bidder must issue the Bidder Announcement.

7. Lock-up arrangements

7.1 No shop

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder solicit or invite any Competing Proposal or initiate discussions with any third party which may reasonably be expected to lead to a Competing Proposal.

7.2 No talk and no due diligence

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a third party for the purposes of enabling that party to make a Competing Proposal,

unless:

(c) the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

(d) the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the Confidentiality Agreement.

7.3 No commitments

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder enter into any deed, arrangement or understanding in relation to a Competing Proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the transactions subject of this document unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the Competing Proposal is a Superior Proposal.

7.4 Competing Proposals

If Mayne Pharma receives a Competing Proposal which is a Superior Proposal, it must not accept that Competing Proposal or recommend that Competing Proposal to its shareholders until the expiry of three days after it has informed Bidder of the full terms of the Competing Proposal and the identity of the Competing Bidder and given Bidder the opportunity to match the Competing Proposal.

7.5 Break Fee

Subject to clause 7.6, Mayne Pharma must pay Bidder the Break Fee, without withholding or set off, in the following circumstances:

(a) if a Competing Proposal is announced and consummated at any time between the date of this document and the first anniversary of the date of this document;

(b) unless the Scheme Consideration is below the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report or the Independent Expert concludes that the Scheme is not in the best interests of Mayne Pharma Shareholders if any two directors of Mayne Pharma change their recommendation of the Scheme or recommend, support or endorse a Competing Proposal or if the chairman of Mayne Pharma does any of those things; or

(c) Mayne Pharma is in material breach of this document (and if the breach is a breach of a clause referred to in clause 10.1(b)(i) the circumstances giving rise to the breach have not been remedied by the end of the period specified in clause 10.1(b)(i)) provided that Mayne Pharma is not obliged to make any payment under this clause 7.5(c) if Mayne Pharma terminates this document under clause 10.2(b)(i), 10.2(b)(ii) or 10.2(b)(iii).

Mayne Pharma must pay the Bidder the Break Fee within five Business Days of receiving a written demand from Bidder for payment of the Break Fee except in the case of a payment under clause 7.5(c) in which case Mayne Pharma must pay the Break Fee within five Business Days after the later of:

(d) Bidder terminating this document as a result of the breach by Mayne Pharma; and

(e) the Scheme Meeting.

7.6 Compliance with law

If a court or the Takeovers Panel determines that any part of the Break Fee:

(a) constitutes, or would if performed constitute:

  (i) a breach of the fiduciary or statutory duties of the Mayne Pharma Board; or

  (ii) unacceptable circumstances within the meaning of the Corporations Act; or

(b) would, if paid, be unlawful for any reason,

then Mayne Pharma will not be obliged to pay such part of the Break Fee and, if the Break Fee has already been paid, then Bidder must within five Business Days after receiving written demand from Mayne Pharma refund that part of the Break Fee to Mayne Pharma.

8. Liability of directors and employees

8.1 Liability of directors and employees

Each party releases all rights against, and agrees that it will not make any claim against, each past or present director and employee of the other party in relation to information provided to the first party in relation to the transactions contemplated by this document to the extent that such director or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

8.2 Directors' and officers' insurance

Bidder acknowledges that Mayne Pharma will:

(a) by no later than 18 November 2006 arrange for the cover provided under the Policy to be extended for a further period of 12 months to expire on 18 November 2007; and

(b) by no later than the Implementation Date arrange for the cover provided under the Policy to be amended so as to provide run off cover, retroactive to 18 November 2005, for a seven year period from the end of the term of the Policy, as extended pursuant to clause 8.2(a) above, that is until 18 November 2014, and will also by the Implementation Date pay all premiums required so as to ensure that insurance cover is provided under the Policy on those terms until that date. The extension of cover will be on terms that such extension cannot be amended to the detriment of the insureds or cancelled by any insured or the insurer under the Policy.

8.3 Obligations in relation to directors' and officers' insurance

From the Implementation Date, Mayne Pharma must not:

(a) vary or cancel; or

(b) unless required under the Policy, commit any act or omission that may prejudice any claim by a director or officer of Mayne Pharma under the Policy as extended pursuant to clause 8.2(b) above.

Nothing in clause 8.2 or clause 8.3 shall require Bidder or Mayne Pharma to incur any additional premium after the Implementation Date or require Mayne Pharma to not fulfil its contractual obligations under the Policy.

9. Representations, warranties and indemnities

9.1 Bidder representations and warranties

Each of Bidder and Guarantor represents and warrants to Mayne Pharma (on its own behalf and separately as trustee for each Representative of Mayne Pharma):

(a) as at the date of this document and as at the Second Court Date that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) Guarantor has entered into the Commitment Letter;

(iii) the execution and delivery of this document by Bidder and of this document and the Commitment Letter by Guarantor have been properly authorised by all necessary corporate action and Bidder and Guarantor respectively have full corporate power and lawful authority to execute and deliver this document and the Commitment Letter and to perform or cause to be performed their obligations under this document and the Commitment Letter;

(iv) this document and the Commitment Letter constitute legal, valid and binding obligations on it and Guarantor respectively and this document and the Commitment Letter do not result in a breach of or default under the constitution or equivalent constituent documents of Bidder or any of its Related Bodies Corporate; and

(v) it is aware that Mayne Pharma and its Representatives will rely on the Bidder Information for the purposes of preparing the Explanatory Memorandum and proposing the Scheme in accordance with the requirements of the Corporations Act;

(b) as at the First Court Date that the Bidder Information in the form and context approved or amended by Bidder under clause 4.2(d) is not misleading or deceptive in any material respect and does not contain any material omission; and

(c) on each date from the First Court Date until the Implementation Date, that Bidder has complied with its obligations under clause 4.2(e).

9.2 Bidder indemnity

Bidder indemnifies Mayne Pharma against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Bidder in clause 9.1.

9.3 Mayne Pharma representations and warranties

Mayne Pharma represents and warrants to Bidder (on its own behalf and separately as trustee for each Representative of Bidder):

(a) as at the date of this document and as at the Second Court Date that:

(i) Mayne Pharma is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery of this document by Mayne Pharma has been properly authorised by all necessary corporate action and Mayne Pharma has full corporate power and lawful authority to execute and deliver this document and to perform or cause to be performed its obligations under this document;

(iii) this document constitutes legal, valid and binding obligations on Mayne Pharma and this document does not result in a breach of or default under the constitution of Mayne Pharma or any Subsidiary;

(iv) Mayne Pharma is not and has not been in breach of its continuous disclosure obligations under the Listing Rules; and

(v) since the date of the last consolidated audited accounts of the Mayne Pharma Group and prior to the date of this document, there has not been any Mayne Pharma Material Adverse Change;

(b) as at the date of this document there are:

(i) 640,655,416 Mayne Pharma Shares on issue;

(ii) 11,170,000 Mayne Pharma Options on issue as described in the Disclosure Letter; and

(iii) legal obligations upon Mayne Pharma to issue 455,000 Mayne Pharma Options as described in the Disclosure Letter,

and except as set out in clause 9.3(b) Mayne Pharma has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Mayne Pharma securities;

(c) the Mayne Pharma Information in the Explanatory Memorandum does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Mayne Pharma to the court's satisfaction by the Second Court Date); and

(d) on each date from the First Court Date until the Implementation Date, Mayne Pharma has complied with its obligations under clause 4.1(j).

9.4 Mayne Pharma indemnity

Mayne Pharma indemnifies Bidder against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Mayne Pharma in clause 9.3.

9.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 9.

9.6 Status of representations and warranties

Each representation and warranty in this clause 9:

(a) is severable;

(b) will survive the termination of this document; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this document.

9.7 Status and enforcement of indemnities

Each indemnity in this document:

(a) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this document;

(b) is given to the party to which it is expressed to be given, and as trustee for each Representative of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by a Representative of that party.

It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this document.

10. Termination

10.1 Termination by Bidder

Bidder may terminate this document at any time before 8.00am on the Second Court Date:

(a) in accordance with clause 3.7; or

(b) by notice in writing to Mayne Pharma if:

    (i) Mayne Pharma is in material breach of any of clause 3, clause 4.1 or clause 5 of this document before that time, provided that Bidder is only entitled to terminate if it has given notice to Mayne Pharma setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) from the time such notice is received by Mayne Pharma;

    (ii) Mayne Pharma is in breach of clause 6.1, clause 6.2 or clause 7 of this document;

    (iii) there is a breach of any of the Mayne Pharma Warranties; or

    (iv) the Mayne Pharma Board changes its recommendation in relation to the Scheme, for any reason, whether or not permitted to do so under this document.

10.2 Termination by Mayne Pharma

Mayne Pharma may terminate this document at any time before 8.00am on the Second Court Date by notice in writing to Bidder:

(a) in accordance with clause 3.7; or

(b) by notice in writing to Bidder if:

    (i) Bidder or Bidder Guarantor is in material breach of either clause 3 or clause 4.2 of this document before that time, provided that Mayne Pharma is only entitled to terminate if it has given notice to Bidder setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) from the time such notice is received by Bidder;

    (ii) an Insolvency Event occurs in relation to Bidder or Bidder Guarantor;

    (iii) there is a breach of any of the Bidder Warranties; or

    (iv) the Mayne Pharma Board recommends to Mayne Pharma Shareholders any Superior Proposal.

10.3 Effect of termination

In the event of termination of this document by either Mayne Pharma or Bidder pursuant to this clause 10, this document will become void and have no effect, other than:

(a) clauses 1, 7.5, 11, 12, 13, 14, 15 and 16 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this document.

11. Confidentiality

No party may disclose the existence or contents of this document except:

(a) in the Bidder Announcement or the Mayne Pharma Announcement;

(b) in the Explanatory Memorandum;

(c) to that party's professional advisers; or

(d) to the extent required by law or the rules of any stock exchange (provided the disclosing party consults with the other party as to the form and content of any disclosure required and uses its best endeavours to minimise the extent of such disclosure).

12. Costs and stamp duties

12.1 Costs

Except as otherwise provided in this document, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this document.

12.2 Stamp duties

Bidder:

(a) must pay all stamp duties and any related fines and penalties in respect of this document, the performance of this document and each transaction effected by or made under this document;

(b) indemnifies Mayne Pharma against any liability arising from failure to comply with clause 12.2(a); and

(c) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 12.2.

13. Guarantee and indemnity

13.1 Guarantee

Guarantor unconditionally and irrevocably guarantees to Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders):

(a) the payment by Bidder of all present and future monetary liabilities of Bidder under or in connection with this document; and

(b) the performance by Bidder of each other obligation of the Bidder under this document;

and if Bidder fails to pay such monies or fails to perform such obligation on the due date for payment or performance Guarantor must immediately on demand by Mayne Pharma pay such monies in the manner contemplated by this document or procure the performance by Bidder of such obligation, as the case may be.

13.2 Indemnity

As a separate, independent and additional liability, Guarantor indemnifies Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders) against all loss arising from, or which Mayne Pharma or the Scheme Shareholders, as the case may be, otherwise suffers or incurs or may suffer or incur in connection with, any failure of Bidder to pay any monetary liability of the Bidder under or in connection with this document or to perform any other obligation of Bidder under this document on the due date. The provisions of clause 9.7 apply to the indemnity contained in this clause 13.2.

13.3 No requirement to take steps against Bidder

Mayne Pharma may make a demand under the guarantee in clause 13.1 or the indemnity in clause 13.2 without first taking any steps against Bidder.

13.4 Continuing effect

Each guarantee contained in this clause 13 is a continuing guarantee of Guarantor, is not wholly or partially discharged at any time by the payment of any monies or the performance of any obligations guaranteed under it and remains in full force and effect until all monetary liabilities and other obligations guaranteed under it have been fully paid and performed.

14. Notices

14.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this document:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Mayne Pharma Limited:

Address: Level 21, 390 St Kilda Road, Melbourne VIC 3004 Australia/
55 New Oxford Street, London WC1A 1BS

Fax number: +61 3 9868 0757/
+44 20 7420 8401

For the attention of: General Counsel/Company Secretary

(ii) if to Bidder or Guarantor: Hospira, Inc.

Address: 275 North Field Drive, Dept 960, Lake Forest, IL 60045 United States

Fax number: +1 224 212 3202

For the attention of: Mr Chris Kolber, Corporate Vice President, Global Business Development

with a copy to:

Address: Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW 2000 Australia

Fax number: +61 2 9225 1595

For the attention of: Steve Ben McLaughlin

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 14.1(b).

14.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this document is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a working day or after 5.00pm, it is taken to be received at 9.00am on the next working day ("working day" meaning a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally, in the place to which the communication is posted, sent or delivered).

15. General

15.1 Amendments

This document may only be varied by a document signed by or on behalf of each party.

15.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this document by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this document.

(b) A waiver or consent given by a party under this document is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this document operates as a waiver of another breach of that term or of a breach of any other term of this document.

15.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this document.

15.4 Consents

A consent required under this document from a party may not be unreasonably withheld, unless this document expressly provides otherwise.

15.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, and all together constitute one agreement.

15.6 Entire agreement

This document and the Confidentiality Agreement embody the entire understanding of Mayne Pharma and Bidder and constitute the entire terms agreed by Mayne Pharma and Bidder in relation to the subject matter of this document and together supersede any prior written or other agreement between Mayne Pharma and Bidder in relation to that subject matter.

15.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this document without the prior consent of each other party.

16. Governing law, jurisdiction and service of process

16.1 Governing law

This document is governed by and must be construed according to the law applying in the state of Victoria, Australia.

16.2 Jurisdiction

Each party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this document; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 16.2(a).

16.3 Service of process

Bidder irrevocably appoints Baker & McKenzie of Level 27, 50 Bridge Street, Sydney NSW 2000, Australia (attention Steven Glanz/Ben McLaughlin) as its agent in Australia for service of process.

Schedule 1 – Timetable

Event	Date
Mayne Pharma lodges draft Explanatory Memorandum with ASIC	Friday 6 October 2006
First Court Date	Friday 20 October 2006
Despatch of Explanatory Memorandum completed	Tuesday 31 October 2006
Scheme Meeting	Friday 1 December 2006
Second Court Date	Friday 8 December 2006 or as soon as possible after all of the Regulatory Conditions have been satisfied, if later.
Effective Date	On or within one Business Day after the Second Court Date.
Record Date	Five Business Days after the Effective Date.
Implementation Date	Three Business Days after the Record Date.
End Date	Friday 31 January 2007

Signed as an agreement.

Executed by **Mayne Pharma Limited, ACN 097 064 330** in the presence of:

(Signature of Secretary/other Director)

Signature of Director or Sole Director and Secretary

(Name of Secretary/other Director in full)

Name of Director or Sole Director and Secretary in full

Signed sealed and delivered for and on behalf of **Hospira Holdings (S.A.) Pty Ltd, ACN 121 147 019** by its Attorney under a Power of Attorney dated 20 September 2006, and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature of Witness

Signature of Attorney

Name of Witness in full

Name of Attorney in full

Executed by **Hospira, Inc.** in the presence of:

Signature of Witness

Signature of authorised officer

Name of Witness in full

Name of authorised officer in full

16

Annexure A – Scheme
Not reproduced here. Please refer to Section 10 of the Explanatory Memorandum.

Annexure B – Deed Poll
Not reproduced here. Please refer to Section 9 of the Explanatory Memorandum.

Annexure C – Bidder Announcement
Not reproduced here.

Annexure D – Mayne Pharma Announcement
Not reproduced here.

9

DEED POLL

Deed poll made on 18 October 2006

Parties

Hospira, Inc. of 275 North Field Drive, Dept 960, Lake Forest, IL 60045, United States (**"Guarantor"**)

Each holder of fully paid ordinary shares in the capital of Mayne Pharma Limited ACN 097 064 330 (**"Mayne Pharma"**) on issue as at 7.00pm on the Record Date (**"Scheme Shareholders"**)

Recitals

A. Mayne Pharma, Hospira Holdings (S.A.) Pty Limited ACN 121 147 019 (**"Bidder"**) and Guarantor have entered into an implementation agreement dated 20 September 2006 (the **"Implementation Agreement"**).

B. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the **"Scheme"**), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

C. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

D. Guarantor is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and the Scheme.

1. Definitions and interpretations

1.1 Definitions

Words and phrases defined in the Scheme have the same meaning in this Deed Poll.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Nature of Deed Poll

Guarantor acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder appoints Mayne Pharma as its agent and attorney to enforce this Deed Poll against Guarantor.

2. Conditions

2.1 Conditions precedent

Guarantor's obligations under this Deed Poll are subject to the satisfaction of each condition in clause 2.1 of the Scheme in accordance with its terms.

2.2 Termination

If the conditions in clause 2.1 of the Scheme are not satisfied or waived on or before 31 January 2007, Guarantor's obligations under this Deed Poll automatically terminate.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies, Guarantor is released from its obligations to further perform this Deed Poll except those obligations under clause 7.1.

3. Payment of Scheme Consideration

3.1 Obligation to pay

Subject to clause 2, on the Implementation Date, in consideration of the transfer of each Scheme Share to Bidder, Guarantor must procure Bidder to pay to each Scheme Shareholder the Scheme Consideration, being A$4.10 in respect of each Scheme Share registered in the name of that Scheme Shareholder at 7.00pm on the Record Date.

3.2 Manner of payment

Guarantor must procure that the obligations of Bidder to pay the Scheme Consideration to each Scheme Shareholder must be satisfied by Bidder sending or procuring the despatch to each Scheme Shareholder by pre-paid post to his or her address recorded in the Mayne Pharma Share Register at 7.00pm on the Record Date, a pre-printed cheque for the Scheme Consideration due to that Scheme Shareholder as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque shall be payable to and be forwarded to the holder whose name appears first in the Mayne Pharma Share Register as at 7.00pm on the Record Date.

4. Other obligations of Bidder

Guarantor covenants in favour of Scheme Shareholders to perform all other obligations attributed to it under the Implementation Agreement, and to procure that Bidder performs all other obligations attributed to it under the Implementation Agreement and complies with the Scheme as if named as a party to the Scheme.

5. Warranties

Guarantor represents and warrants that:

(a) each of it and Bidder is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and it and Bidder have the corporate power to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and it and Bidder have taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

6. Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Guarantor has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.

7. General

7.1 Stamp duty

Guarantor will:

(a) pay all stamp duties and any related fines and penalties in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

7.3 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Mayne Pharma; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Mayne Pharma and is approved by the Court,

in which event Guarantor will enter into a further Deed Poll in favour of the Scheme Shareholders giving effect to the amendment.

7.4 Cumulative rights

The rights, powers and remedies of Guarantor and the Scheme Shareholders under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this Deed Poll.

7.5 Assignment

The rights and obligations of Guarantor and the rights of each Scheme Shareholder under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.6 Further action

Guarantor will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

8. Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of Victoria, Australia.

(b) Guarantor irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

Executed as a deed poll.

Executed by Hospira, Inc. by or in the presence of:

Signature of Authorised Officer

Brian J. Smith
Name of Authorised Officer

Signature of Authorised Officer

Terrence C. Kearney
Name of Authorised Officer

10

SCHEME

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties

Mayne Pharma Limited ABN 58 097 064 330 ("Mayne Pharma")

The holders of fully paid ordinary shares in the capital of Mayne Pharma

Recitals

A. Mayne Pharma is a public company incorporated in the State of New South Wales which is admitted to the official list of ASX.

B. Guarantor is a corporation incorporated in the United States of America. Bidder is a proprietary company incorporated in the State of South Australia.

C. Mayne Pharma, Bidder and Guarantor have entered into an implementation agreement dated 20 September 2006 (the "**Implementation Agreement**").

D. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the "**Scheme**"), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

E. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

F. If the Scheme becomes effective, then Bidder will provide the Scheme Consideration to the Scheme Shareholders in accordance with the provisions of the Scheme and Bidder will acquire all Scheme Shares.

G. Guarantor has entered into the Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and this Scheme.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

"**ASX**" means Australian Stock Exchange Limited ABN 98 008 624 691.

"**Bidder**" means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019.

"**Business Day**" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"**CHESS**" means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

"**Corporations Act**" means the Corporations Act 2001 (Commonwealth).

"**Court**" means the Supreme Court of Victoria.

"**Deed Poll**" means the deed poll executed by the Guarantor on 18 October 2006 in favour of each Scheme Shareholder.

"**Effective**" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"**Effective Date**" means the date on which the Scheme becomes Effective.

"**Guarantor**" means Hospira, Inc.

"**Implementation Date**" means the date which is three Business Days after the Record Date.

"**Listing Rules**" means the official listing rules of ASX.

"**Mayne Pharma Constitution**" means the constitution of Mayne Pharma Limited adopted on 21 November 2005.

"**Mayne Pharma Shareholder**" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"**Mayne Pharma Shares**" means fully paid ordinary shares in the capital of Mayne Pharma.

"**Mayne Pharma Share Register**" means the register of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"**Mayne Pharma Share Registry**" means Link Market Services of Level 4, 333 Collins Street, Melbourne, Victoria 3000, Australia.

"**Record Date**" means the date which is five Business Days after the Effective Date.

"**Scheme**" means the scheme of arrangement under Part 5.1 of the Corporations Act between Mayne Pharma and Mayne Pharma Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

"**Scheme Consideration**" means the amount of A$4.10 cash in respect of each Scheme Share.

"**Scheme Share**" means a Mayne Pharma Share on issue as at 7.00pm on the Record Date.

"**Scheme Shareholder**" means each person who holds Scheme Shares.

"**Second Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

The Scheme is conditional upon satisfaction of each of the following conditions precedent and the provisions of clauses 3, 4, 5 and 6 will not come into effect unless and until each of those conditions has been satisfied:

(a) as at 8.00am on the Second Court Date each of the conditions precedent set out in clause 3.1 of the Implementation Agreement (other than the condition relating to the approval of the Court set out in clause 3.1(g) of the Implementation Agreement) has been satisfied or waived in accordance with the terms of the Implementation Agreement;

(b) as at 8.00am on the Second Court Date the Implementation Agreement has not been terminated; and

(c) the Court has approved this Scheme for the purposes of section 411(4)(b) of the Corporations Act with or without modification.

2.2 Certificates in relation to conditions

On the Second Court Date:

(a) Mayne Pharma must provide to the Court a certificate confirming whether or not as at 8.00am on the Second Court Date the conditions precedents set out in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(e) and 3.1(k) of the Implementation Agreement have been satisfied or waived and to the best of Mayne Pharma's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived; and

(b) Guarantor must provide to the Court a certificate confirming whether or not as at 8.00am on the Second Court Date the conditions precedent set out in clauses 3.1(a), 3.1(f) and 3.1(h) of the Implementation Agreement have been satisfied or waived and to the best of Guarantor's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived.

3. Scheme

3.1 Effective Date of the Scheme

Subject to clause 3.2, the Scheme will take effect on and from the Effective Date.

3.2 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 January 2007 or such later date as the Court approves with the consent of Mayne Pharma.

3.3 Implementation of Scheme

On the Implementation Date:

(a) Mayne Pharma must deliver to Bidder a duly completed and executed share transfer form or forms to transfer all of the Scheme Shares to Bidder;

(b) Bidder must execute the share transfer form(s) referred to in clause 3.3(a) and deliver the share transfer forms to Mayne Pharma for registration;

(c) immediately following receipt of transfer form(s) in respect of the Scheme Shares, the Scheme Shares together with all rights and entitlements attaching to the Scheme Shares as at that date will be transferred to Bidder without the need for any further act by any Scheme Shareholder, and Mayne Pharma must enter the name of Bidder in the Mayne Pharma Share Register in respect of the Scheme Shares; and

(d) in consideration for the transfer of the Scheme Shares to Bidder, Bidder must pay the Scheme Consideration in A$ to the Scheme Shareholders for each Scheme Share registered in the name of that Scheme Shareholder by sending or procuring the dispatch to each Scheme Shareholder by pre paid post to his or her address recorded in the Mayne Pharma Share Register at 7.00pm on the Record Date, a pre printed cheque for the Scheme Consideration due to that Scheme Shareholder, as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque must be payable to, and be forwarded, to the holder whose name appears first in the Mayne Pharma Share Register at 7.00pm on the Record Date.

4. Dealings in Mayne Pharma Shares

4.1 Dealings in Mayne Pharma Shares by Scheme Shareholders

For the purposes of establishing who are Scheme Shareholders, dealings in Mayne Pharma Shares will be recognised by Mayne Pharma provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Mayne Pharma Share Register as the holder of the relevant Mayne Pharma Shares before 7.00pm on the Record Date; or

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Pharma Share Register is kept before 5.00pm on the Record Date (in which case Mayne Pharma must register such transfers before 7.00pm on the Record Date),

and Mayne Pharma will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Mayne Pharma Shares received after 5.00pm on the Record Date.

4.2 Mayne Pharma Share Register

Mayne Pharma will, until the Scheme Consideration has been paid, maintain the Mayne Pharma Share Register in accordance with the provisions of this clause 4 and the Mayne Pharma Share Register in this form will solely determine entitlements to the Scheme Consideration.

4.3 Information to be made available to the Bidder

Mayne Pharma must procure that as soon as practicable following the Record Date details of the names, registered addresses and holdings of Mayne Pharma Shares of every Scheme Shareholder shown in the Mayne Pharma Share Register at 7.00pm on the Record Date are made available to Bidder in such form as Bidder may reasonably require.

4.4 Effect of share certificates and holding statements

As from the Record Date (and other than for Bidder following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Mayne Pharma Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

5. Suspension and termination of quotation

Mayne Pharma must:

(a) apply to ASX for suspension of the Mayne Pharma Shares from official quotation on ASX with effect from the Business Day following the Effective Date; and

(b) apply to ASX for termination of official quotation of the Mayne Pharma Shares on ASX with effect from the Business Day following the Implementation Date.

6. General Scheme provisions

6.1 Appointment of agent and attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Mayne Pharma as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under clause 3.3(a) and the giving of the Scheme Shareholders' consent under clause 6.3; and

(b) enforcing the Deed Poll against Guarantor,

and Mayne Pharma accepts such appointment. Mayne Pharma, as agent of each Scheme Shareholder, may sub-delegate its functions under this clause 6.1 to all or any of its directors and secretaries (jointly and severally).

6.2 Enforcement of Deed Poll

Mayne Pharma undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Guarantor on behalf of and as agent and attorney for the Scheme Shareholders.

6.3 Scheme Shareholders' consent

The Scheme Shareholders consent to Mayne Pharma, Guarantor and Bidder doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Mayne Pharma and all of the Mayne Pharma Shareholders from time to time (including those who do not attend the meeting of Mayne Pharma Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

6.4 Agreement by Scheme Shareholders

The Scheme Shareholders agree to the transfer of their Scheme Shares to Bidder in accordance with the terms of the Scheme.

6.5 Warranty by Scheme Shareholders

The Scheme Shareholders are deemed to have warranted to Bidder that all their Scheme Shares (including any rights attaching to those shares) which are transferred to Bidder under the Scheme will, at the date of the transfer of them to Bidder, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to such shares. Mayne Pharma undertakes in favour of each Scheme Shareholder that it will provide such warranty to Bidder on behalf of the Scheme Shareholder.

6.6 Title to Scheme Shares

Bidder shall be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by Mayne Pharma or Bidder in the Mayne Pharma Share Register as the holder of the Scheme Shares.

6.7 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Mayne Pharma may, by its counsel, and with the consent of Bidder and Guarantor, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Shareholder.

6.8 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Mayne Pharma, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Mayne Pharma's registered office or at the Mayne Pharma Share Registry.

6.9 Inconsistencies

To the extent of inconsistency between the Scheme and the Mayne Pharma Constitution, the Scheme overrides the Mayne Pharma Constitution and binds Mayne Pharma and all Mayne Pharma Shareholders.

6.10 Further assurance

Mayne Pharma will execute all deeds and other documents and do all acts and things as may be necessary or expedient for the implementation and performance of the Scheme and will, on behalf of Scheme Shareholders, procure Guarantor to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Bidder or Guarantor under the Scheme.

6.11 Costs

Except as otherwise expressly stated in the Scheme, Mayne Pharma will, or will procure that Bidder will pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

7. Governing law

This Scheme is governed by the laws of the State of Victoria, Australia.

11

DEFINED TERMS

In this document:

"**Acquisition Loans**" means the Bridge Loans and the Term Loans.

"**Aggregate Consideration**" means the Scheme Consideration multiplied by the number of Scheme Shares, which is expected to equal A$2,626,687,206.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited ABN 98 008 624 691.

"**ASX Listing Rules**" means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

"**Break Fee**" means an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma shares outstanding as at the date of the Implementation Agreement).

"**BresaGen**" means BresaGen Limited ACN 007 988 767.

"**Bridge Loans**" means the US$1.425 billion (A$1.9 billion) unsecured short term loans from the Lenders.

"**Business Day**" means a business day as defined in the ASX Listing Rules.

"**CGT**" means capital gains tax.

"**CHESS**" means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

"**Commitment Letter**" means the letter entered into on 15 September 2006 and superseded on 3 October 2006 between Hospira, Inc. and the Lead Arrangers.

"**Competing Proposal**" means a proposed transaction or arrangement pursuant to which a person other than Hospira or any of its related bodies corporate (as that term is defined in the Corporations Act) would, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a substantial part of the business of the Mayne Pharma group;

(b) acquire a relevant interest (as that term is defined in the Corporations Act) in 50% or more of Mayne Pharma shares or otherwise acquire control of Mayne Pharma or the Mayne Pharma group within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge with Mayne Pharma whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure or other synthetic merger or any other transaction or arrangement.

"**Corporations Act**" means the Corporations Act 2001 (Cth) and the regulations made under that Act.

"**Court**" means the Supreme Court of Victoria.

"**Deed Poll**" means a deed poll executed by Hospira, Inc. in favour of Mayne Pharma shareholders in the form set out in Section 9 of this document.

"**Demerger**" means the demerger of Mayne Pharma Limited from Symbion Health Limited implemented by way of capital reduction and scheme of arrangement completed on 30 November 2005.

"**Directors**" means the executive directors and non-executive directors of Mayne Pharma whose names are set out in Section 5.1 of this document.

"**Effective**" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"**Effective Date**" means the date on which the Scheme becomes Effective.

"**End Date**" means 31 January 2007.

"**FIRB**" means the Australian Foreign Investment Review Board.

"**Foreign Acquisitions and Takeovers Act**" means the Foreign Acquisitions and Takeovers Act 1975 (Cth) and the regulations made under that Act.

"**Government Authority**" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

"**Grant Samuel**" means Grant Samuel & Associates Pty Limited ACN 050 036 372.

"**Hospira**" means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 of Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW 2000.

"**Hospira, Inc.**" means the company registered in Delaware with its world wide headquarters at 275 North Field Drive, Lake Forest, IL 60045, United States.

"**Hospira Information**" means the information concerning Hospira, Inc. and Hospira contained in this document, including information as to the funding arrangements they have put in place to provide the Scheme Consideration and information as to the views, intentions and decisions of Hospira and Hospira, Inc. in relation to Mayne Pharma.

"**Hospira Offer**" means the offer by Hospira to acquire all Mayne Pharma shares by way of a scheme of arrangement for A$4.10 in cash per Mayne Pharma share.

"**Hospira Warranties**" means the representations and warranties made by Hospira in clause 9.1 of the Implementation Agreement.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States of America, as amended.

"**Implementation Agreement**" means the Scheme Implementation Agreement entered into between Mayne Pharma, Hospira and Hospira, Inc. on 20 September 2006.

"**Implementation Date**" means the date which is three Business Days after the Record Date.

"**Independent Expert**" means Grant Samuel.

"**Lead Arrangers**" means Morgan Stanley Senior, Funding, Inc., ABN AMRO Incorporated, ABN AMRO Bank, N.V. and Citigroup Global Markets, Inc.

"**Lenders**" means the Lead Arrangers and one or more assignees to undertake any of the commitments under the Commitment Letter as agents or co-agents.

"**Mayne Pharma**" means Mayne Pharma Limited ACN 097 064 330.

"**Mayne Pharma Board**" means the board of directors of Mayne Pharma.

"**Mayne Pharma Share Registry**" means Link Market Services Limited ACN 083 214 537.

"**Option Price**" means, in respect of a Mayne Pharma option, the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma option.

"**Proxy Form**" means the proxy form for the Scheme Meeting accompanying this document.

"**Record Date**" means 7.00pm on the date which is five Business Days after the Effective Date.

"**Register**" means the register of members of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"**Scheme**" means the scheme of arrangement between Mayne Pharma and its shareholders as set out in Section 10 of this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

"**Scheme Consideration**" means the amount of A$4.10 in cash in respect of each Scheme Share.

"**Scheme Meeting**" means the meeting of Mayne Pharma shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to be held at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006 commencing at 10.00am on Wednesday, 1 December 2006 to consider the resolution set out in the notice of meeting set out at page 128 of this document.

"**Scheme Share**" means a Mayne Pharma share on issue on the Record Date.

"**Scheme Shareholder**" means each person who holds Scheme Shares.

"**Second Court Date**" means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

"**Second Court Hearing**" means the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

"**Superior Proposal**" means a Competing Proposal which:

(a) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the Competing Proposal and the person or persons making it; and

(b) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Scheme Shareholders than the transactions contemplated by this document.

"**Tax Law**" means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) and regulations made under those Acts.

"**Term Loans**" means the US$500 million (A$666.7 million) in senior unsecured term loans from the Lenders.

NOTICE OF SCHEME MEETING

www.maynepharma.com

Mayne Pharma Limited

ABN 58 097 064 330

APPOINTMENT OF PROXY

If you would like to attend and vote at the Scheme Meeting, please bring this form with you. This will assist in registering your attendance.

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 600 400
(02) 9207 3691
Facsimile: (02) 9287 0309
ASX Code: MYP
Website: www.linkmarketservices.com.au

[redacted]

I/We being a member(s) of Mayne Pharma Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Scheme Meeting of the Company to be held at 10:00am on Friday, 1 December 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 10:00am on Wednesday, 29 November 2006.

B **To direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the company and the holders of its ordinary shares as contained in and more particularly described in the document of which the notice convening this meeting forms part is approved (with or without modification as approved by the Supreme Court of Victoria).	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

MYP PRX644

[redacted]

[redacted]

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/10/2006

TIME: 10:19:19

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Oxaliplatin Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/10/2006

TIME: 12:13:18

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Explanatory Memorandum re T/O by Hospira

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Mayne Pharma Limited
ACN 097 064 330

EXPLANATORY MEMORANDUM

IN RELATION TO A RECOMMENDED ACQUISITION BY SCHEME OF ARRANGEMENT OF ALL OF THE SHARES IN MAYNE PHARMA LIMITED BY HOSPIRA HOLDINGS (S.A.) PTY LIMITED, A WHOLLY OWNED SUBSIDIARY OF HOSPIRA, INC.






THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION. YOU SHOULD READ THIS DOCUMENT IN ITS ENTIRETY PRIOR TO DECIDING WHETHER OR NOT TO VOTE IN FAVOUR OF THE SCHEME. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have recently sold all of your Mayne Pharma shares, please ignore this document.

Table of contents

Important notices

General

Shareholders should read this document in its entirety before making a decision as to how to vote on the resolution to be considered at the Scheme Meeting.

Purpose of this document

The purpose of this document is to explain the terms of the Hospira Offer and the manner in which the Hospira Offer will be considered and implemented (if approved), and to provide such information as is prescribed or otherwise material to the decision of Mayne Pharma shareholders whether or not to approve the Scheme. This document includes the Explanatory Statement required by section 412(1) of the Corporations Act in relation to the Scheme.

Responsibility statement

The information concerning Hospira, Inc. and Hospira Holdings (S.A.) Pty Ltd contained in this document, including information as to the funding arrangements they have put in place to provide the Scheme Consideration and information as to the views, intentions, and decisions of Hospira and Hospira, Inc. in relation to Mayne Pharma (collectively the "**Hospira Information**") has been provided by Hospira and is the responsibility of Hospira. Mayne Pharma does not assume any responsibility for the accuracy or completeness of the Hospira Information.

ASIC and ASX

A copy of this document has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers take any responsibility for the contents of this document.

A copy of this document has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this document.

Forward looking statements

Certain statements in this document relate to the future. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Mayne Pharma to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, competitive pressures, selling price and market demand. The forward looking statements in this document reflect views held only at the date of this document.

Other than as required by law, neither Mayne Pharma, Hospira nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur.

Subject to any continuing obligations under law or the ASX Listing Rules or as contemplated by Section 5.16 of this document, Mayne Pharma, Hospira and their respective directors disclaim any obligation or undertaking to disseminate after the date of this document any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

Defined terms

Capitalised terms and certain abbreviations used in this document have the defined meanings set out in Section 11 of this document.

Privacy and personal information

Mayne Pharma, Hospira, Inc. and their respective share registries may collect personal information in the process of implementing the Hospira Offer. The personal information may include the names, addresses, other contact details and details of the shareholdings of shareholders, and the names of individuals appointed by shareholders as proxies, corporate representatives or attorneys at the Scheme Meeting.

Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact Link Market Services Limited on 1800 600 400 (within Australia only) or +612 9207 3691 (International) in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Hospira Offer. The personal information may be disclosed to Mayne Pharma's and Hospira, Inc.'s share registries/transfer agents, to securities brokers and to print and mail service providers.

The main consequence of not collecting the personal information outlined above would be that Mayne Pharma may be hindered in, or prevented from, conducting the Scheme Meeting and implementing the Scheme and the Hospira Offer.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meeting should inform such an individual of the matters outlined above.

Notice to foreign shareholders

This document complies with disclosure requirements in Australia, which may be different to those in other countries.

Event	Time and Date
Last time and date by which Proxy Form can be lodged	10.00am on Wednesday, 29 November 2006
Time and date for determining eligibility to vote at Scheme Meeting	7.00pm on Wednesday, 29 November 2006
Scheme Meeting	10.00am on Friday, 1 December 2006
Court hearing for approval of the Scheme	Friday, 8 December 2006
Effective Date	Friday, 8 December 2006
Suspension of trading in Mayne Pharma shares on the ASX	Close of trading on Friday, 8 December 2006
Record Date – time and date for determining entitlements to Scheme Consideration under the Scheme	7.00pm on Friday, 15 December 2006
Implementation Date – transfer of Mayne Pharma shares to Hospira	Wednesday, 20 December 2006
Despatch of cheques for Scheme Consideration	Wednesday, 20 December 2006
Termination of official quotation of Mayne Pharma shares on ASX	Close of trading on Wednesday, 20 December 2006

This timetable is indicative only. The actual timetable will depend upon the time at which the conditions precedent to the Scheme, including conditions relating to receipt of clearances under the HSR Act, are satisfied or, if applicable, waived. Those conditions are summarised in Section 4.10 of this document. Mayne Pharma has the right to vary the timetable set out above subject to the approval of such variation by the Court and ASX where required. Any variation to the timetable set out above will be announced to ASX and published on Mayne Pharma's website.

This document is dated 20 October 2006.

mayne

Mayne Pharma Limited
ABN 58 097 064 330
GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868
www.maynepharma.com

20 October 2006

Dear shareholder,

Almost exactly a year ago, I wrote to you regarding the proposed demerger of Mayne Pharma Limited from Mayne Group Limited. This proposal was implemented in November 2005 and has created considerable value for shareholders. Immediately prior to the announcement of the demerger, the market capitalisation of Mayne Group Limited was A$2.26 billion. Immediately following the demerger, the market capitalisation of the two demerged entities was A$3.85 billion representing an unlocking of A$1.59 billion in value for shareholders.

In Mayne Pharma's first year as an independent company, we have made substantial progress in implementing our vision to become a global generic and specialty pharmaceutical company focused on the oncology customer. A number of highly qualified professionals have been recruited to the management team, an operational effectiveness program was implemented that is showing positive results and, in June 2006, Mayne Pharma announced the acquisition of US rights to Nipent®, a product for leukaemia and an important first step into the US market for proprietary oncology products.

Mayne Pharma currently has a very strong pipeline of products, including versions of significant pharmaceuticals such as oxaliplatin, gemcitabine, docetaxel and G-CSF. The financial year also ended on a strong note: Mayne Pharma reported pro forma earnings before interest and tax of A$119 million, significantly ahead of the guidance of approximately A$90 million given at the time of the demerger[1].

The value of what we have been creating has not gone unnoticed in our industry. A number of expressions of interest in acquiring Mayne Pharma were received before and following the demerger from Mayne Group Limited, but none of these led to proposals that could be recommended to shareholders. More recently, we received an unsolicited, incomplete and conditional proposal from a party that the Mayne Pharma Board felt needed to be tested further.

This led to a due diligence process, which Mayne Pharma and its advisers conducted with a limited number of interested parties, to determine whether a change of control would provide superior value to shareholders than remaining independent.

At the conclusion of this process, on 21 September 2006 Mayne Pharma announced that it had entered into a scheme implementation agreement with Hospira, Inc., a US based specialty pharmaceutical and medication delivery company. Pursuant to this agreement, it is proposed that Hospira, Inc., through a wholly owned subsidiary, will acquire all of the issued shares in Mayne Pharma for A$4.10 in cash per share by means of a scheme of arrangement (the "**Hospira Offer**"). The price of A$4.10 per share:

- represents a 37.1% premium to the volume weighted average price of A$2.99 for Mayne Pharma shares for the five days ending 18 September 2006 (when trading in Mayne Pharma shares was temporarily halted pending the announcement of the Hospira Offer); and
- represents a 50.0% premium to the volume weighted average price of A$2.73 for Mayne Pharma shares since the demerger on 18 November 2005.

Immediately prior to Mayne Group Limited's announcement of its intention to demerge, the market capitalisation of the whole Mayne Group Limited, including the businesses which subsequently became Symbion Health Limited and Mayne Pharma, was A$2.26 billion. Hospira's Offer values Mayne Pharma alone at more than A$2.6 billion. The offer represents certain value for Mayne Pharma shareholders of A$4.10 per share, compared with a volume-weighted average price of A$2.73 in the 10 months following the demerger. While the Mayne Pharma Board believes that continuing to remain independent would provide the opportunity to deliver incremental value to shareholders over the value implied by Mayne Pharma's share price prior to the announcement of the Hospira Offer, that course would entail significantly greater risk.

Accordingly, the Mayne Pharma Board believes Hospira's Offer represents excellent value and that, in the absence of a Superior Proposal, the Hospira Offer is in the best interest of shareholders. Your board therefore unanimously recommends that you vote in favour of the resolution to implement the Hospira Offer, in the absence of a Superior Proposal. All Directors intend to vote in favour of the resolution in relation to the Mayne Pharma shares held or controlled by them, in the absence of a Superior Proposal. The Directors who hold Mayne Pharma options also intend to agree to the cancellation of those options, in the absence of a Superior Proposal. In return they will receive an amount per option equal to the sum by which A$4.10 exceeds the relevant option exercise price.

The Mayne Pharma Board has also appointed an independent expert, Grant Samuel, to review the Hospira Offer. Grant Samuel values Mayne Pharma in the range of A$3.73-A$4.19 per share and states in its report:

> "The valuation of Mayne Pharma in the range $3.73-$4.19 per share incorporates expectations of very strong earnings growth for Mayne Pharma. The valuation also reflects the material synergies that should be available to potential acquirers of Mayne Pharma. Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or some similar change of control transaction. In Grant Samuel's view, Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal). Accordingly, Grant Samuel has concluded that the Scheme is in the best interests of Mayne Pharma shareholders."

Grant Samuel's report is set out in its entirety in Section 7 of this document.

The scheme of arrangement requires the approval of Mayne Pharma's shareholders and the Supreme Court of Victoria.

Shareholders can either vote in person or by proxy (by completing and returning the proxy form included with this document) at the meeting commencing at 10.00am (Melbourne time) on Friday, 1 December 2006.

This document contains important information to help you make an informed decision about how to vote on the resolution to implement the Hospira Offer. I urge you to read it carefully.

If you have any questions about the Hospira Offer, please contact the Mayne Pharma shareholder information line on 1800 600 400 (within Australia only) or +612 9207 3691 (International) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday. On behalf of your Directors, I look forward to seeing you on 1 December 2006.

Yours sincerely,

Peter Willcox
Chairman

Note:
1 Pro forma earnings before interest and tax excludes all significant items and includes normalisation adjustments to include results of operations at Salisbury for the full 12 month period and to reflect the cost of operating as an independent company.

Your vote

Scheme Meeting

The Scheme Meeting will be held at 10.00am on Friday, 1 December 2006 at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006.

For the Scheme to proceed, it must be approved by a majority in number of Mayne Pharma shareholders present and voting at the Scheme Meeting (in person, by attorney, by proxy or, in the case of corporations, by authorised representative) and by at least 75% of the total number of Mayne Pharma shares voted at the Scheme Meeting. Mayne Pharma shareholders will be eligible to vote at the Scheme Meeting if they are registered as a shareholder on the Register at 7.00pm on Wednesday, 29 November 2006.

What should you do?

Read this document and the accompanying notice of meeting carefully.

If you have any questions consult your financial, legal or other professional adviser or call the Mayne Pharma shareholder information line on 1800 600 400 (within Australia only) or +61 2 9207 3691 (International) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday.

Your Directors believe the Scheme is a matter of importance for all Mayne Pharma shareholders and therefore urge you to vote on the Scheme.

Entitlement to vote

Mayne Pharma shareholders who are registered on the Register at 7.00pm on 29 November 2006 may vote at the Scheme Meeting in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

How to vote in person

If you are entitled to vote and wish to do so in person, you should attend the Scheme Meeting to be held at 10.00am on 1 December 2006 at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006.

Please bring your meeting registration forms with you to facilitate admission to the meeting. The meeting registration form for the Scheme Meeting is the Proxy Form included with this document. If you are attending as an attorney, you should bring the original power of attorney or a certified copy, unless Mayne Pharma has already noted it. If you are attending as a corporate representative, please bring evidence of your authority.

How to vote by proxy

A Proxy Form is included with this document. If you wish to appoint a proxy to attend and vote at the Scheme Meeting, complete part A of the Proxy Form.

Your Proxy Form must be:

- sent to the Mayne Pharma Share Registry (for Australian resident Mayne Pharma shareholders, using the reply paid envelope included with this document at Reply Paid 1524, Sydney South, NSW 1234, and for non-Australian resident Mayne Pharma shareholders using the return address envelope included with this document at Locked Bag A14, Sydney South, 1235);
- faxed to (02) 9287 0309 from within Australia or +612 9287 0309 from overseas; or
- sent to Mayne Pharma's registered office at Level 3, 390 St Kilda Road, Melbourne, VIC 3004,

so that it is received by no later than 10.00am on 29 November 2006.

If an attorney signs a Proxy Form on your behalf, a copy of the authority under which the Proxy Form was signed must be received by the Mayne Pharma Share Registry at the same time as the Proxy Form (unless you have already provided a copy of the authority to Mayne Pharma).

If you complete and return a Proxy Form, you may still attend the meeting in person, revoke the proxy and vote at the meeting.

1

KEY FEATURES OF THE SCHEME

1.1 Overview

On 21 September 2006 Mayne Pharma and Hospira announced the proposed acquisition of Mayne Pharma by Hospira, Inc. through Hospira, a wholly owned subsidiary of Hospira, Inc.

The proposed transaction will be implemented by way of a scheme of arrangement to be approved by Mayne Pharma shareholders. If the Scheme is implemented, Mayne Pharma will become a wholly owned subsidiary of Hospira and will be delisted from the ASX.

1.2 What you will receive if the Scheme is implemented

If the Scheme proceeds, Mayne Pharma shareholders will receive A$4.10 cash from Hospira for each Mayne Pharma share held as at the Record Date.

Under the terms of the Implementation Agreement, the consideration for your Mayne Pharma shares must be paid by Hospira on the Implementation Date. This is expected to occur on 20 December 2006.

1.3 Directors' recommendation

The Directors unanimously recommend that, in the absence of a Superior Proposal, Mayne Pharma shareholders vote in favour of the Scheme.

The reasons for this recommendation and other matters that you may wish to take into consideration are set out in Section 2 of this document.

1.4 Independent Expert's opinion

Mayne Pharma appointed Grant Samuel to prepare a report on the Hospira Offer. That report concludes that the Scheme Consideration is fair, and that the Scheme is in the best interests of Mayne Pharma shareholders.

That report is set out in full in Section 7 of this document.

1.5 Key steps to implement the Hospira Offer and approvals required

The key steps to implement the Hospira Offer are as follows:

- Mayne Pharma shareholders will vote on whether to approve the Scheme at the Scheme Meeting;
- if the required majority of shareholders approves the Scheme, then Mayne Pharma will apply to the Court to approve the Scheme at the Second Court Hearing (expected to be held on 8 December 2006);
- if the Court approves the Scheme, and all conditions to the Scheme have been satisfied or waived, Mayne Pharma will lodge with ASIC an office copy of the Court order approving the Scheme. Mayne Pharma intends to lodge this with ASIC on 8 December 2006;
- with effect from the Business Day following the day on which the office copy of the Court order is lodged with ASIC, Mayne Pharma shares will be suspended from trading on ASX;
- on the Implementation Date, Hospira will acquire all existing Mayne Pharma shares, and will despatch cheques for the Scheme Consideration (expected to occur on 20 December 2006); and
- with effect from the Business Day following the Implementation Date, Mayne Pharma will apply for termination of the official quotation of Mayne Pharma shares on ASX and to have itself removed from the official list of the ASX.

Section 4 of this document contains further details of the Scheme, including the approvals required in order for the Scheme to proceed.

All dates referred to in this Section 1.5 are indicative only and may be varied as described on page 1 of this document.

1.6 Conditions precedent

Implementation of the Scheme is subject to a number of conditions precedent which are summarised in Section 4.10 of this document and set out in full in clause 3 of the Implementation Agreement (a copy of which forms Section 8 of this document).

1.7 Exclusivity arrangements

Mayne Pharma has agreed in the Implementation Agreement that it will comply with certain restrictions in relation to soliciting alternative proposals or competing transactions with third parties, and responding to approaches by third parties or allowing them to conduct due diligence in relation to Mayne Pharma.

Further details about these arrangements are set out in Section 4.10 of this document and the restrictions are set out in full in clause 7 of the Implementation Agreement.

1.8 Break Fee

Mayne Pharma has agreed under the Implementation Agreement to pay the Break Fee to Hospira in certain circumstances. The Break Fee is an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma shares outstanding as at the date of the Implementation Agreement), and equals approximately A$26.3 million.

Further details about the Break Fee are set out in Section 4.10 of this document and the relevant provisions are set out in full in clause 7 of the Implementation Agreement.

1.9 Taxation implications

A general guide to the taxation implications of the Hospira Offer is set out in Section 6 of this document. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any shareholder.

1.10 Action to be taken by shareholders

You should read this document in its entirety. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser.

Details of your entitlement to vote at the Scheme Meeting and instructions on how to vote are set out on page 4 above and in the notice of meeting, which is set out at page 128 of this document.

1.11 Further information for shareholders

If you have any further questions concerning the Hospira Offer, please consult your financial, legal, or other professional adviser or call the Mayne Pharma shareholder information line on 1800 600 400 (within Australia only) or +612 9207 3691 (International) between 9.00am and 5.00pm (Melbourne time) on Monday to Friday.

2

RECOMMENDATIONS AND MATTERS RELEVANT TO YOUR VOTE

2.1 Directors' recommendation

The Directors of Mayne Pharma unanimously recommend that, in the absence of a Superior Proposal, you vote in favour of the Scheme at the Scheme Meeting. The Directors unanimously believe that, for the reasons set out below, the Scheme is in the best interests of Mayne Pharma shareholders.

In the absence of a Superior Proposal, each of the Directors intends to vote in favour of the Scheme at the Scheme Meeting in relation to Mayne Pharma shares held or controlled by them. Each of the Directors who holds Mayne Pharma options intends to agree to the cancellation of those options for the Option Price, in the absence of a Superior Proposal. The interests of Directors in Mayne Pharma shares and options are set out in Section 5.7 of this document.

The Directors believe that the reasons for Mayne Pharma shareholders to vote in favour of the Scheme outweigh the reasons to vote against the Scheme, in the absence of a Superior Proposal. These reasons and other relevant considerations are set out below. You should also read the Independent Expert's report which is set out in full in Section 7 of this document.

2.2 Reasons to vote in favour of the Scheme

The key reasons for the Directors' recommendation that, in the absence of a Superior Proposal, you vote in favour of the Scheme include the following:

(a) The Scheme Consideration represents a significant premium to historical Mayne Pharma share prices

Shareholders will receive A$4.10 in cash for each Mayne Pharma share that they own as at the Record Date. The Scheme Consideration represents:

- a 37.1% premium to Mayne Pharma's volume weighted average price of Mayne Pharma's shares sold on the ASX in the five trading days to Monday, 18 September 2006 (when trading in Mayne Pharma shares was temporarily halted pending the announcement of the Hospira Offer);
- a 50.0% premium to the volume weighted average price of Mayne Pharma's shares sold on the ASX since the demerger from Mayne Group Limited; and
- a 53.0% premium to Mayne Pharma's share price immediately following the demerger.

As the chart below shows, the Scheme Consideration also represents a significant premium to the highest daily closing price of Mayne Pharma shares since its demerger.


A$4.40
A$4.20
A$4.00
A$3.80
A$3.60
A$3.40
A$3.20
A$3.00
A$2.80
A$2.60
A$2.40
A$2.20
A$2.00
Scheme Consideration – A$4.10
37.1%
01 Nov 05
01 Dec 05
01 Jan 06
01 Feb 06
01 Mar 06
01 Apr 06
01 May 06
01 Jun 06
01 Jul 06
01 Aug 06
01 Sep 06

Note:
The 37.1% premium is to the volume weighted average price in the five trading days to 18 September 2006.

(b) The earnings multiple implied by the Scheme Consideration is favourable compared to precedent acquisitions

The value which Mayne Pharma shareholders will receive as consideration under the Scheme compares favourably with previous acquisitions of generic pharmaceutical businesses; based on earnings adjusted for the immediate expensing of all research and development expenditure. The implied 2006 EBITDA multiple[1] being paid by Hospira for Mayne Pharma is 17.9x, based on pro forma EBITDA[2] for the financial year to 30 June 2006, adjusted for capitalised research and development expenditure of A$29.08 million (to allow comparison with precedent transactions)[3].

Grant Samuel states in its report:

> "If Mayne Pharma's earnings are adjusted for the immediate expensing of all research and development expenditure, the earnings multiples implied by the valuation range for Mayne Pharma appear high by comparison with the multiples implied by both the comparable transactions and the share prices of comparable companies."

Further information in relation to the assessment of implied multiples can be found in Part 5.3 of Grant Samuel's report.

(c) Shareholders will receive certain and immediate value for their investment

If Mayne Pharma shareholders and the Court approve the Scheme, the Scheme Consideration of A$4.10 cash per Mayne Pharma share will provide certain and immediate value to Mayne Pharma shareholders. Grant Samuel has concluded in their Independent Expert's report that the certainty delivered by the Hospira Offer of A$4.10 cash per share is highly attractive.

(d) The Scheme Consideration is towards the top end of the Independent Expert's valuation range and is fair

The Independent Expert appointed by the Directors has valued Mayne Pharma shares in the range of A$3.73 to A$4.19 per share. The expert states in its report that:

> "Grant Samuel has valued Mayne Pharma in the range of $3.73 to $4.19 per share. The valuation represents the full underlying value of Mayne Pharma's business operations and includes a premium for control. The valuation reflects expectations of high rates of growth and the synergies that should be available to acquirers of Mayne Pharma. The Hospira Offer is $4.10 cash per share, towards the top end of Grant Samuel's valuation range. Accordingly, in Grant Samuel's view, the Hospira Offer is fair."

(e) The Hospira Offer is in the best interests of Mayne Pharma shareholders

The Mayne Pharma Board believes that Hospira's Offer represents excellent value and that, in the absence of a Superior Proposal, the Hospira Offer is in the best interest of shareholders.

The Independent Expert states that its valuation range of A$3.73 to A$4.19 per Mayne Pharma share incorporates expectations of strong earnings growth for Mayne Pharma and the material synergies that should be available to potential acquirers of Mayne Pharma, and that Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or another similar change of control transaction.

The Independent Expert concludes that Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal) and, accordingly, the Independent Expert has concluded that the Scheme is in the best interests of Mayne Pharma shareholders.

2.3 Possible reasons not to vote in favour of the Scheme

Although the Scheme is recommended by your Directors (in the absence of a Superior Proposal), and the Independent Expert has concluded that the Scheme is in the best interests of Mayne Pharma shareholders, factors which may lead you to consider voting against the Scheme include the following:

(a) Scheme Consideration

You may hold a different view to the Directors and the Independent Expert and believe that the Scheme Consideration of A$4.10 per Mayne Pharma share is inadequate.

(b) Loss of exposure to Mayne Pharma's current and future growth assets

Hospira is offering to acquire Mayne Pharma shares for A$4.10 per share in cash under the Scheme. If the Scheme is implemented, Mayne Pharma shareholders will no longer participate in the future performance of the company. This will mean that shareholders will not retain any exposure to Mayne Pharma's assets or have the potential to share in the value that could be generated by Mayne Pharma in the future through the successful implementation of its strategies.

(c) Future dividends

If the Scheme is implemented, Mayne Pharma shareholders will not have the opportunity to receive future dividends from Mayne Pharma.

(d) Tax consequences

Implementation of the Scheme may have tax consequences for Mayne Pharma shareholders. A general guide to the taxation implications of the Hospira Offer is set out in Section 6 of this document. This guide is expressed in general terms and individual Mayne Pharma shareholders should seek professional advice regarding the tax consequences applicable to their own circumstances.

Notes:
1. EBITDA multiple means the transaction value divided by pro forma earnings before net interest, income tax depreciation, amortisation and significant items.
2. Pro forma EBITDA means the earnings before net interest, income tax, depreciation and amortisation, excluding all significant items and including normalisation adjustments to include results of operations at Salisbury for the full 12 month period and to reflect the cost of operating as an independent company.
3. If a further adjustment were made for the Mulgrave restructuring charges of A$4.662 million, the implied multiple would be 17.4x.

2.4 Other relevant considerations

(a) Implications of a failure to approve the Scheme

If the Scheme is not approved by Mayne Pharma shareholders or the Court, Mayne Pharma shareholders will retain their shares in Mayne Pharma. Under this scenario, and in the absence of a superior offer, the market price for Mayne Pharma shares is likely to fall.

Grant Samuel states in its report:

> "In the absence of the Scheme or speculation regarding some similar corporate transaction, it is likely that the Mayne Pharma share price would fall significantly. While Mayne Pharma shares traded at around $3.00 prior to the announcement of the Scheme, it is conceivable, in the absence of speculation regarding a change of control transaction, that the Mayne Pharma share price could fall below this level."

(b) The Scheme may be implemented even if you vote against it

You should be aware that even if you do not vote, or you vote against the Scheme, the Scheme will still be implemented if it is approved by the requisite majority of Mayne Pharma shareholders and the Court. If this occurs, your Mayne Pharma shares will be transferred to Hospira and you will receive A$4.10 cash per Mayne Pharma share even though you did not vote on, or voted against, the Scheme.

(c) Conditionality of the Scheme

The implementation of the Scheme is subject to a number of conditions, including:

- FIRB and antitrust approvals and clearances, including the termination or expiry of the waiting period and any extension thereof applicable to the Scheme under the HSR Act;
- no material adverse change or prescribed occurrence occurring in relation to Mayne Pharma; and
- Mayne Pharma shareholder and Court approvals of the Scheme.

These conditions are summarised in Section 4.10 of this document and set out in full in clause 3 of the Implementation Agreement (a copy of which forms Section 8 of this document).

(d) No sale costs

Shareholders will not be required to pay brokerage or stamp duty on the disposal of their Mayne Pharma shares in connection with the Scheme.

(e) No more favourable proposal from another party has emerged

The Mayne Pharma Board believes that the Hospira Offer will deliver greater value to Mayne Pharma shareholders than any other proposal received as a result of the due diligence process conducted by the Company and its advisers with a limited number of interested parties earlier this year. As at the date of this document, no more favourable proposal from another party has been forthcoming for your Mayne Pharma shares.

(f) The Mayne Pharma Board has considered available alternatives

The Mayne Pharma Board has also considered a number of other options including a redomicile of Mayne Pharma and the listing of Mayne Pharma on the ASX and the London Stock Exchange, and seeking a listing of Mayne Pharma on several other stock exchanges, with or without a secondary or full listing on ASX.

The Mayne Pharma Board believes that the Hospira Offer will deliver greater value to Mayne Pharma shareholders than the alternative options considered by the Board. While the Mayne Pharma Board believes that continuing to remain independent would provide the opportunity to deliver incremental value to shareholders over the value implied by Mayne Pharma's share price prior to the announcement of the Hospira Offer, that course would entail significantly greater risk.

3

INFORMATION ON HOSPIRA

The information concerning Hospira and Hospira, Inc. in this Section 3 has been provided by Hospira and is the responsibility of Hospira. Mayne Pharma does not assume any responsibility for the accuracy or completeness of this information.

Conversions from US$ to A$ have been calculated on an exchange rate of A$1.00:US$0.75.

3.1 Hospira group

(a) Hospira, Inc.

Overview

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. Hospira, Inc. is a leader in the development, manufacture and marketing of specialty injectable pharmaceuticals and medication delivery systems that deliver drugs and intravenous fluids. Hospira, Inc. is also a leading provider of contract manufacturing services to pharmaceutical and biotechnology companies for formulation development, and filling and finishing of injectable pharmaceuticals.

With over 70 years of service to the hospital industry, Hospira, Inc.'s portfolio is one of the broadest in the healthcare industry and is used by hospitals and non-hospital healthcare providers, such as clinics, home healthcare providers and long-term care facilities.

In 2005, Hospira, Inc.'s net sales were US$2.63 billion (A$3.5 billion), generating net income of US$235.6 million (A$314.1 million). The United States is the largest market for Hospira, Inc.'s products and accounted for approximately 83% of 2005 sales, with the balance of sales generated by Hospira, Inc.'s operations outside the United States.

Headquartered in Lake Forest, Illinois, north of Chicago, U.S.A., Hospira, Inc. has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira, Inc. is listed on the New York Stock Exchange under the ticker symbol HSP and, as of 29 September 2006, had a market capitalisation of US$5.9 billion (A$7.9 billion).

Further information about Hospira, Inc. can be found at www.hospira.com.

Hospira, Inc. has two wholly owned subsidiaries in Australia, being Hospira Pty Limited and Hospira. Hospira Pty Limited carries on the business of the sale of Hospira, Inc.'s products in Australia. The activities of Hospira are described in Section 3.1(b) below.

Directors

The board of directors for Hospira, Inc. is comprised of the following members.

David A. Jones
Chairman

Mr. Jones is the Chairman of Hospira, Inc.'s board of directors. He is a co-founder of Humana Inc., a provider of health insurance products and related services, and served as its Chairman and Chief Executive Officer since its organisation in 1961 until he retired as Chief Executive Officer in 1997. In 1999, Mr. Jones resumed his responsibilities as Chief Executive Officer and held that position until 2000, when he resumed the position of Chairman. Mr. Jones retired as Chairman of Humana in 2005.

Christopher B. Begley
Chief Executive Officer

Mr. Begley is Hospira, Inc.'s Chief Executive Officer. Prior to his becoming Chief Executive Officer, Mr. Begley provided 18 years of service to Abbott Laboratories, and was Abbott's Senior Vice President, Hospital Products, between 2000 and 2004. Prior to his appointment as Senior Vice President, Hospital Products, Mr. Begley served as Abbott's Senior Vice President, Chemical and Agricultural Products from 1999 to 2000, Vice President, Abbott Health Systems, from 1998 to 1999, and Vice President, MediSense Operations, in 1998. Mr. Begley also serves as a director of Children's Memorial Hospital (Chicago), The Executives Club of Chicago and AdvaMed.

Irving W. Bailey II
Director

Mr. Bailey is a Senior Advisor to Chrysalis Ventures, a private equity management firm, since January 2005. He served as a Managing Director of Chrysalis Ventures from June 2001 to January 2005. Mr. Bailey served as President of Bailey Capital Corporation, also a private equity management firm, from January 1998 to June 2001, and as Chief Executive Officer of Providian Corporation, an insurance and diversified financial services company, from 1988 to 1997. Mr. Bailey also serves as a director of AEGON, N.V. and Computer Sciences Corporation.

Connie R. Curran, R.N., Ed. D.
Director

Dr. Curran is President of Curran Associates, a healthcare consulting firm. She is the former Executive Director of C-Change, formerly the National Dialogue on Cancer, a health advocacy organisation, serving in that role from 2003 to July 2006. From 1995 to 2000, Dr. Curran served as President and Chief Executive Officer of CurranCare, LLC, a healthcare consulting company. Upon the acquisition of CurranCare by Cardinal Health Consulting Services in November 2000, Dr. Curran served as President of Cardinal Health Consulting Services, a consulting company with expertise in surgical services, hospital operations, case management and home care, until February 2002. Dr. Curran has served as Vice President of the American Hospital Association and Dean at the Medical College of Wisconsin. Dr. Curran also serves as a director of CardioDynamics International Corp. and DeVry, Inc.

Ronald A. Matricaria
Director

Mr. Matricaria is the former Chairman, Chief Executive Officer and President of St. Jude Medical, Inc., a developer, manufacturer and distributor of cardiovascular medical devices, serving in those roles at various times between April 1993 and December 2002, when he retired from the St. Jude board. Mr. Matricaria currently serves as the non-executive Chairman of the board of directors of Haemonetics Corporation and is a director of Invitrogen Corp. and VistaCare, Inc.

Jacque J. Sokolov, M.D.
Director

Dr. Sokolov is the Chairman and a Senior Partner of Sokolov, Sokolov, Burgess, a national healthcare management consulting, project development and investment firm. Dr. Sokolov previously served as Chairman of Coastal Physician Group, Inc., which later became PhyAmerica Physician Group, Inc., from 1994 until 1997 and as Vice President and Chief Medical Officer for Southern California Edison from 1989 until 1992. Dr. Sokolov also serves as a director of MedCath Corporation.

John C. Staley
Director

Mr. Staley is the former Managing Partner of the Lake Michigan Area of Ernst & Young LLP, a public accounting firm, a position that he held from 1985 to his retirement in June 2001. Mr. Staley serves as a director of eLoyalty Corporation and is also a member of, and the former Chairman of, the Board of Trustees of DePaul University.

Mark F. Wheeler, M.D., M.P.H
Director

Dr. Wheeler is the Acting Vice President Engineering, Centricity Enterprise Business Unit, of General Electric Company, a diversified technology, media and financial services company. He served as chief technical architect of IDX Systems Corporation, a healthcare information technology services provider, from 1997 until December 2005, when IDX was acquired by General Electric, and served on IDX's board of directors from 1999 through the acquisition. Dr. Wheeler co-founded PHAMIS, Inc. in 1981 and served as its Director of Research and Development from its founding until its acquisition by IDX in 1997.

(b) Hospira

Overview

Hospira is a wholly owned subsidiary of Hospira, Inc. and is an Australian proprietary company incorporated on 9 August 2006. Hospira is the entity that will acquire 100% of the Scheme Shares upon approval of the Scheme. Hospira does not undertake any trading activities, and acts solely as a holding company.

On 15 August 2006, Hospira made an off-market takeover bid for BresaGen. BresaGen is a biotech company based in Adelaide, South Australia, committed to the commercial development of protein and peptide therapeutics. The takeover bid values BresaGen at approximately A$20 million. As at 5 October 2006, Hospira had received acceptances in respect of more than 90% of the issued shares of BresaGen and intends to commence the process of compulsorily acquiring the remaining shares.

Directors

Terrence C. Kearney

Mr. Kearney is the Chief Operating Officer of Hospira, Inc.

Mr. Kearney served as Hospira, Inc.'s Senior Vice President, Finance, and Chief Financial Officer from 2004 to April 2006. Prior to 2004, he served for 24 years in various positions at Abbott Laboratories, including Vice President and Treasurer.

Mark G. Baker

Mark Baker is the Country Manager of Hospira Australia Pty Ltd.

Mr. Baker has more than 26 years of broad healthcare experience and has been involved in numerous aspects of commercial healthcare operations.

3.2 Operations of Hospira, Inc.

(a) Overview

Hospira, Inc.'s portfolio of products is divided into five main product lines:

- specialty injectable pharmaceuticals;
- medication delivery systems;
- injectable pharmaceutical contract manufacturing services;
- other products, including critical care devices; and
- sales of Hospira, Inc.'s products to markets outside the United States (International).

(b) Specialty injectable pharmaceuticals

The specialty injectable pharmaceuticals product line primarily consists of generic injectable pharmaceuticals, which provide customers with a lower cost alternative to branded products. Hospira, Inc. offers more than 130 generic injectable products in over 600 dosages and formulations. These drugs' therapeutic areas include cardiovascular, anaesthesia, anti-infectives, analgesics, emergency and other therapeutic segments.

(c) Medication delivery systems

Medication delivery systems is divided into two types of products:

- medication management systems, which includes electronic infusion pumps, software and related disposable sets for intravenous drug delivery, and patient-controlled analgesia pumps for pain management; and
- infusion therapy solutions and products, such as large intravenous solutions, parenteral nutritionals and disposable administration sets.

(d) Injectable pharmaceutical contract manufacturing

Through its One 2 One manufacturing services group, Hospira, Inc. provides contract manufacturing services for formulation development, filling and finishing of injectable drugs worldwide. Hospira, Inc. works with its customers to develop stable injectable forms of their drugs, and then assists with filling the drugs into the containers and the packaging selected. The customer then sells the finished product under its own label. One 2 One serves numerous customers, including many of the world's largest pharmaceutical companies.

(e) Other products, including critical care devices

Hospira, Inc.'s critical care devices include invasive blood-pressure monitoring and closed blood-sampling kits, cardiac catheters and angiography kits, and brain-function monitoring systems. This product line also encompasses the sale of Hospira, Inc.'s products to non-hospital healthcare providers such as clinics, home healthcare providers and long-term care facilities.

(f) Sales of Hospira, Inc.'s products to markets outside the United States (International)

Hospira, Inc. offers similar products to its international clients as are sold to clients domiciled in the United States. Hospira, Inc. assesses its product portfolio and international markets on a country by country basis in an effort to determine those countries that provide the greatest potential for growth. Hospira, Inc. has established a direct commercial infrastructure in countries that offer the most initial potential, while offering its products through distributors in other countries.

3.3 Funding arrangements

The consideration offered to Mayne Pharma shareholders under the Scheme is A$4.10 in cash per Scheme Share. As at 20 September 2006, Mayne Pharma had 640,655,416 shares on issue. The total amount payable for all these Scheme Shares, assuming the Scheme becomes effective, is the Aggregate Consideration: namely, the Scheme Consideration multiplied by the number of Scheme Shares. This is expected to equal A$2,626,687,206.

The Aggregate Consideration does not take into account any Mayne Pharma shares that may be issued due to the exercise of Mayne Pharma options prior to the Record Date. If Hospira were to acquire either all the Mayne Pharma options or all the new Mayne Pharma shares resulting from the exercise of the Mayne Pharma options, it is expected that the additional acquisition cost will not exceed A$47,970,000 (if the price at which the shares are

acquired is the full Scheme Consideration of A$4.10). If all of the relevant Mayne Pharma option holders agree to the cancellation of their options for the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma option, the payment to be made by Hospira for the cancellation of the options is expected to total A$16,200,000.

The Acquisition Loans and Hospira, Inc.'s cash on hand are sufficient to pay the Aggregate Consideration as well as any increase in the Aggregate Consideration that may become payable arising from the issue of new Mayne Pharma shares following the exercise of any or all of the Mayne Pharma options prior to the Record Date, or from acquiring Mayne Pharma options.

Hospira, Inc. has secured a financing commitment from the Lead Arrangers.

Hospira, Inc. and the Lead Arrangers entered into the Commitment Letter whereby the Lead Arrangers agreed to make the Acquisition Loans available to Hospira, Inc. on the terms and conditions described below.

(a) Sources and uses of funds

To finance the Aggregate Consideration Hospira, Inc. will borrow the Acquisition Loans. The net cash proceeds from the Acquisition Loans, together with approximately US$100 million cash on hand held by Hospira, Inc., will provide sufficient funding for the acquisition of all the Scheme Shares and pay fees and expenses incurred in connection with the Scheme.

The Lead Arrangers may provide the Acquisition Loans to Hospira, Inc. and/or Hospira. In the event that Hospira is a borrower of any part of the Acquisition Loans, all loans made to Hospira will be fully guaranteed by Hospira, Inc. The Lead Arrangers are permitted to designate one or more assignees to undertake any of the commitments under the Commitment Letter as agents or co-agents.

Hospira, Inc.'s overall funding arrangements in relation to the payment of the Aggregate Consideration may be summarised as follows:

Sources	US$	A$ (approx.)
Bridge Loans	1,425,000,000	1,900,000,000
Term Loans	500,000,000	666,700,000
Cash on hand	106,100,000	141,500,000
Total	**2,031,100,000**	**2,708,200,000**

Uses	US$	A$ (approx.)
Purchase of equity	1,995,300,000	2,660,400,000
Refinancing of existing debt of Mayne Pharma	10,400,000	13,900,000
Transaction fees and expenses	25,400,000	33,900,000
Total	**2,031,100,000**	**2,708,200,000**

The Acquisition Loans will only be used to pay the Aggregate Consideration. The Acquisition Loans will not be applied to the BresaGen transaction described above at Section 3.1(b).

(b) Summary of key terms of the Acquisition Loans

The availability of the Acquisition Loans to fund the Aggregate Consideration is subject to a number of conditions precedent that must be satisfied by 8.00am Sydney, Australia time, on the Second Court Date. The conditions precedent to draw-down under the Acquisition Loans (as set out in the final loan documentation) will include that:

- the final terms and conditions of the Scheme shall be as described in the Commitment Letter;
- all documentation relating to the Acquisition Loans, including one or more credit arrangements, have been executed and delivered by Hospira, Inc.;
- no material adverse change occurs with respect to Mayne Pharma (which will be on equivalent terms to the material adverse change condition included in the Implementation Agreement for the benefit of Hospira, Inc.);
- receipt of customary closing deliveries by the Lenders;
- there is no default under any of the loan documentation. Events of default will include change in control, insolvency, failure to comply with payment and other obligations as well as breach of certain material covenants;
- certain warranties of Hospira, Inc. under the loan documentation being true and correct. The only warranties relating to Hospira, Inc., its subsidiaries and their businesses, the making of which shall be a condition to availability of the Acquisition Loans shall be those that relate to matters which are within the control of Hospira, Inc. (which, in any event, shall not include any warranty relating to the absence of a material adverse change or absence of material litigation). Further, the only warranties relating to Mayne Pharma, its subsidiaries and their businesses, the making of which shall be a condition to the availability of the Acquisition Loans shall be such of the warranties made by Mayne Pharma in the Implementation Agreement as are material to the interests of the Lenders but only to the extent that Hospira, Inc. or Hospira has the right to terminate its obligations under the Implementation Agreement as a result of a breach of such warranties in the Implementation Agreement;
- all accrued fees and expenses of the Lead Arrangers, agents and the Lenders have been paid; and
- Hospira, Inc. and its subsidiaries have not offered, placed or sold any other debt securities that could reasonably be expected to impair the Lenders' ability to syndicate the Acquisition Loans.

At the date of this document, Hospira, Inc. intends to procure the satisfaction of all of the conditions precedent to the draw-down of the Acquisition Loans and is not aware of any reason why any of the conditions precedent will not be satisfied in time to allow the proceeds to be available to pay the Aggregate Consideration on and when it is due under the terms of the Scheme.

The final loan documentation that is to be executed by the relevant parties will include customary covenants and warranties in transactions of this nature given by Hospira, Inc., as well as covenants and warranties that are specific to transactions of this type, including a customary list of events of default.

(c) Hospira

Under the Commitment Letter, Hospira, Inc. may direct that the moneys be lent directly from the Lenders to either Hospira, Inc. or Hospira. Accordingly, either Hospira will borrow the moneys from the Lenders or Hospira, Inc. will immediately and without conditions lend the moneys to Hospira.

3.4 Hospira, Inc.'s intentions for the business, assets and employees of Mayne Pharma

(a) General approach

The following sets out Hospira, Inc.'s present intentions with respect to:

- the continuation of the business of Mayne Pharma;
- any major changes to be made to the business of Mayne Pharma, including any redeployment of the fixed assets of Mayne Pharma;
- the future employment of the present employees of Mayne Pharma; and
- the removal of Mayne Pharma from the official list of the ASX.

The intentions indicated below are based on the facts and information that have been made available to Hospira, Inc. concerning Mayne Pharma at the date of this document.

Hospira, Inc. will undertake a more detailed review of the assets and business of Mayne Pharma after completion of the Scheme, in light of the more detailed information then available to it. Accordingly the statements set out below in Section 3.4(b) are statements of Hospira in respect of its current intentions only and these intentions may vary as new information becomes available to Hospira, Inc. and Hospira or as circumstances change.

(b) Post acquisition intentions

Operational and Strategic Review

Hospira, Inc. intends to undertake a full strategic and operational review of the business of Mayne Pharma post acquisition in respect of performance, profitability, prospects and strategic relevance for Hospira, Inc. The review will pay particular attention to:

- management reporting lines and systems;
- purchasing and distribution synergies;
- employee utilisation; and
- potential synergies.

Business Integration

Hospira, Inc. believes that the combination with Mayne Pharma represents an excellent strategic fit, with highly complementary product portfolios and geographic footprints.

Hospira, Inc. intends to review Mayne Pharma's corporate and other overlapping operational functions in order to eliminate duplication and reduce costs where possible. The maintenance of duplicative offices will be assessed on a case by case basis as part of the strategic review program.

Directors

It is expected that the current Directors of Mayne Pharma will resign as Directors following the implementation of the Scheme.

Employees

Hospira, Inc. aims to ensure stability and continuity and expects that the employment of most Mayne Pharma employees will remain in place following the acquisition. The integration of Mayne Pharma employees will be a key element of the strategic review conducted post acquisition.

Hospira, Inc. expects that Mayne Pharma will for the most part be operated on an independent but synergistic basis with Hospira, Inc.'s current business and that Hospira, Inc. will seek to integrate Mayne Pharma's operations and employee base into the Hospira, Inc. organisation over a one to two year time period.

The integration described above will result in the positions of some employees, particularly in administrative areas, coming under review. In the event that any employees would be made redundant, they would receive payments and other benefits as required by contractual and other legal requirements. Hospira, Inc. is not in a position to determine exactly how many employees may be affected in this way, nor the full nature or timing of any such redundancies, until it has completed its review of Mayne Pharma's operations.

Removal of Mayne Pharma from the official list of the ASX

Upon approval of the Scheme and following the acquisition of Mayne Pharma by Hospira, Mayne Pharma will apply to be removed from the official list of ASX in accordance with the ASX Listing Rules.

Mayne Pharma options

It is currently proposed that the holders of the 11,170,000 Mayne Pharma options will enter into agreements with Mayne Pharma whereby the Mayne Pharma options are cancelled. Hospira, Inc. intends that any Mayne Pharma options not cancelled will be compulsorily acquired by Hospira in accordance with the compulsory acquisition requirements in Chapter 6A of the Corporations Act.

3.5 Information on Mayne Pharma securities

(a) Hospira's interest in Mayne Pharma

As at the date of this document, Hospira and its associates do not have a relevant interest in any Mayne Pharma shares or Mayne Pharma options.

Accordingly, as at the date of this document, Hospira had no voting power in Mayne Pharma.

(b) Acquisitions of Mayne Pharma securities by Hospira or its associates

In the four months prior to the date of this document, neither Hospira nor any of its associates has provided, or agreed to provide, consideration for Mayne Pharma shares under a purchase agreement, other than under the agreement to pay the Aggregate Consideration under the Scheme if it becomes effective.

(c) Prices paid for Mayne Pharma shares

In the four months prior to the date of this document, neither Hospira nor any of its associates has paid any price or consideration for Mayne Pharma shares.

(d) Pre-Scheme benefits

In the four months prior to the date of this document, neither Hospira nor any of its associates has provided any benefit, or agreed to provide any benefit, to a person to induce them to vote in favour of the Scheme or to dispose of their Mayne Pharma shares, other than under the agreement to pay the Scheme Consideration under the Scheme if it becomes effective.

4

IMPLEMENTATION OF THE SCHEME

All dates referred to in this Section 4 are indicative only. The actual dates on which events referred to in this Section 4 occur will depend upon the time at which the conditions precedent to the Scheme, including conditions relating to receipt of clearances under the HSR Act, are satisfied or, if applicable, waived. Those conditions are summarised in Section 4.10. Mayne Pharma has the right to vary all dates subject to the approval of such variation by the Court and ASX where required. Any variation to the dates referred to in this Section 4 will be announced to the ASX and published on Mayne Pharma's website.

4.1 Scheme Meeting

In accordance with an order of the Supreme Court of Victoria dated 20 October 2006, Mayne Pharma shareholders will be asked to approve the Scheme at the Scheme Meeting to be held at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006 on 1 December 2006 commencing at 10.00am. The notice convening the Scheme Meeting is set out at page 128 of this document.

At the Scheme Meeting, shareholders will be asked to consider and, if thought fit, to pass a resolution approving the Scheme. For the acquisition of all Mayne Pharma shares by Hospira to proceed and the Scheme Consideration to be payable, the Scheme must be approved by a majority in number of shareholders voting at the Scheme Meeting (whether in person, by attorney, by proxy or, in the case of corporations, by authorised representative) who must together hold at least 75% of the votes cast on the resolution.

4.2 Second Court Hearing

If the Scheme is approved by Mayne Pharma shareholders, and all other conditions to the Scheme (other than approval by the Court) have been satisfied or waived, Mayne Pharma will apply to the Court for orders approving the Scheme on or around 8 December 2006. The Corporations Act and the relevant Court rules provide a procedure for Mayne Pharma shareholders to oppose the approval by the Court of the Scheme. Any shareholder who wishes to oppose the approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Mayne Pharma a notice of appearance in the prescribed form together with any affidavit on which the shareholder will seek to rely at the Second Court Hearing. The Second Court Hearing is currently scheduled to occur on 8 December 2006. Any change to this date will be announced through ASX and notified on Mayne Pharma's website.

4.3 Effective Date

If the Court approves the Scheme, Mayne Pharma will lodge with ASIC an office copy of the Court order approving the Scheme. Mayne Pharma intends to lodge this with ASIC on 8 December 2006. The Scheme comes into effect on the date on which Mayne Pharma lodges the Court order approving the Scheme. This date is referred to in this document as the Effective Date.

If the Scheme has not become effective by 31 January 2007, or such later date as Mayne Pharma and Hospira agree in writing (the "**End Date**" under the Implementation Agreement) the Scheme will lapse and be of no further force or effect.

4.4 Record Date

Shareholders will be entitled to receive consideration under the Scheme if they are registered as the holders of Mayne Pharma shares on the Record Date. The Record Date is five Business Days after the Effective Date. The Record Date is currently expected to be 15 December 2006.

4.5 Determination of persons entitled to Scheme Consideration

(a) Dealings on or prior to the Record Date

For the purposes of establishing who are Scheme Shareholders, dealings in Mayne Pharma shares will be recognised by Mayne Pharma provided that:

- in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Mayne Pharma Share Register as the holder of the relevant Mayne Pharma shares before 7.00pm on the Record Date; or
- in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Pharma Share Register is kept before 5.00pm on the Record Date (in which case Mayne Pharma must register such transfers before 7.00pm on the Record Date),

and Mayne Pharma will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Mayne Pharma shares received after 5.00pm on the Record Date.

(b) Dealings in Mayne Pharma shares after the Record Date

As from the Record Date (and other than for Hospira following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Mayne Pharma Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

4.6 Implementation Date

The Implementation Date is the date which is three Business Days after the Record Date. On the Implementation Date, Hospira will pay each Scheme Shareholder the Scheme Consideration for the Scheme Shares held by that Scheme Shareholder and the Scheme Shares will be transferred to Hospira.

In the case of Scheme Shares held in joint names, the Scheme Consideration shall be paid to the holder whose name appears first in the Mayne Pharma Share Register as at the Record Date.

4.7 Suspension of trading in Mayne Pharma's shares

It is expected that suspension of trading in Mayne Pharma's shares on ASX will occur from close of trading on the day on which Mayne Pharma notifies ASX of the Court approval of the Scheme. This is expected to occur on 8 December 2006.

With effect from the first Business Day after the Implementation Date Mayne Pharma will apply for termination of the official quotation of Mayne Pharma shares on ASX and to have itself removed from the official list of ASX.

4.8 Effect of the Scheme on creditors and option holders

(a) Effect of the Scheme on creditors

The Scheme, if implemented, will not materially prejudice Mayne Pharma's ability to pay its creditors as it involves the purchase of the Mayne Pharma shares rather than Mayne Pharma's underlying assets. No new liability (other than transaction costs) is expected to be incurred by Mayne Pharma as a consequence of the implementation of the Scheme.

(b) Effect of the Scheme on option holders

Under the Implementation Agreement, Mayne Pharma must use all reasonable endeavours to procure by no later than five Business Days prior to the Second Court Date, that:

- each holder of options to acquire Mayne Pharma shares under the Mayne Pharma Executive Share Option Plan enters into a binding agreement, on terms approved by Hospira acting reasonably and conditional on the Scheme becoming Effective, whereby each holder of options over Mayne Pharma shares agrees to the cancellation of such options over Mayne Pharma shares in return for the payment per option of the amount by which the Scheme Consideration exceeds the relevant exercise price under that option; and
- each person disclosed to Hospira as being contractually entitled to receive a grant of options over Mayne Pharma shares enters into a binding agreement, on terms approved by Hospira acting reasonably and conditional on the Scheme becoming Effective, whereby each such person agrees to give up such entitlement on terms consistent with those provided to holders of options over Mayne Pharma shares as described in this Section 4.8(b).

4.9 Stamp duty

Mayne Pharma does not expect that any stamp duty will be payable on the transfer of the Scheme Shares to Hospira. However, if stamp duty is payable, Hospira has an obligation under the Implementation Agreement to pay such stamp duty.

4.10 Key terms of the Implementation Agreement

(a) Overview

Mayne Pharma and Hospira entered into the Implementation Agreement on 20 September 2006. The terms of the Implementation Agreement are summarised below and the agreement is set out in full at Section 8 of this document.

(b) Conditions precedent

Implementation of the Scheme is subject to conditions precedent which include the following:

- FIRB approval is received, or ceases to be required, in relation to the proposed acquisition by Hospira of the Mayne Pharma shares;
- Mayne Pharma shareholders approve the Scheme by the majorities required under the Corporations Act;
- no Mayne Pharma Material Adverse Change (as defined) occurs;
- no Mayne Pharma Prescribed Occurrence (as defined) occurs or becomes known to Hospira following execution of the Implementation Agreement;
- the Mayne Pharma Warranties (as defined) and Hospira Warranties are true and correct in all material respects;
- approval of the Scheme by the Supreme Court of Victoria;
- the waiting period (and any extension) applicable to the Scheme under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (being the act relating to the US government's antitrust review of an acquisition) has been terminated or has expired;
- no judicial proceedings by any Government Authority (as defined), seeking to enjoin, restrain or prohibit or impose conditions on the Scheme;
- no orders, decrees or rulings by any Government Authority prohibiting or imposing conditions on the Scheme; and
- Mayne Pharma has confirmed to Hospira that it has amended any contract to which it is a party which would require Hospira or any of its related bodies corporate or their respective officers or employees to act in a manner inconsistent with certain US trade laws, or taken all steps within its power to terminate any such contract.

The conditions precedent must be satisfied by 8.00am on the Second Court Date, save for the condition in relation to the approval of the Scheme by the Supreme Court of Victoria.

(c) No solicitation

Until the earlier of the Implementation Date and the date on which the Implementation Agreement is terminated, Mayne Pharma has agreed that it will not, and must ensure that its representatives do not, except with the prior written consent of Hospira solicit or invite any Competing Proposal or initiate discussions with any third party which may reasonably be expected to lead to a Competing Proposal.

(d) No talk and no due diligence

Mayne Pharma has also agreed that it will not, and must ensure that its representatives do not, until the earlier of the Implementation Date and the date on which the Implementation Agreement is terminated, except with the prior written consent of Hospira:

- participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or
- provide any information to a third party for the purposes of enabling that party to make a Competing Proposal,

unless:

- the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and
- the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the confidentiality agreement signed between Hospira and Mayne Pharma.

(e) Other exclusivity arrangements

Until the earlier of the Implementation Date and the date on which the Implementation Agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira enter into any deed, arrangement or understanding in relation to a Competing Proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the proposed transaction with Hospira unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the Competing Proposal is a Superior Proposal.

If Mayne Pharma receives a Competing Proposal which is a Superior Proposal, it must not accept that Competing Proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the Competing Proposal and the identity of the competing bidder and given Hospira the opportunity to match the Competing Proposal.

(f) Break Fee

Mayne Pharma must pay Hospira the Break Fee without withholding or set off, in the following circumstances:

- if a Competing Proposal is announced and implemented at any time before 20 September 2007;
- if any two Directors of Mayne Pharma, or the chairman of Mayne Pharma, changes their recommendation of the Scheme or recommends a Competing Proposal; or
- if:
  (i) Mayne Pharma is in material breach of the Implementation Agreement and, in relation to certain breaches, the breach is not remedied; and
  (ii) Mayne Pharma has not terminated the Implementation Agreement in the circumstances described in the second, third and fourth bullet points in Section 4.10(h) below.

The Break Fee will not be payable in the circumstances described under the second bullet point in this Section 4.10(f) if the amount payable for each Mayne Pharma share under the Scheme (being A$4.10 per share) is below the valuation range of Mayne Pharma shares set out in the Independent Expert's report, or the Independent Expert concludes that the Scheme is not in the best interests of Mayne Pharma shareholders.

The Break Fee will not be payable to the extent that a Court or the Takeovers Panel determines that any part of the Break Fee constitutes a breach of the fiduciary or statutory duties of the Mayne Pharma Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

The Break Fee is approximately A$26.3 million.

(g) Termination by Hospira

Hospira may terminate the Implementation Agreement at any time prior to 8.00am on the Second Court Date if:

- any of the conditions precedent are not capable of being satisfied;
- Mayne Pharma is in breach of certain provisions of the Implementation Agreement and, in relation to certain breaches, the circumstances giving rise to the breach have not been remedied within the requisite period;
- there is a breach of any of the Mayne Pharma Warranties; or
- the Mayne Pharma Board changes its recommendation in relation to the Scheme for any reason.

(h) Termination by Mayne Pharma

Mayne Pharma may terminate the Implementation Agreement at any time before 8.00am on the Second Court Date if:

- any of the conditions precedent are not capable of being satisfied;
- Hospira or Hospira, Inc. is in material breach of certain provisions of the agreement and the circumstances giving rise to the breach have not been remedied within the requisite period;
- an Insolvency Event (as defined) occurs in relation to Hospira or Hospira, Inc.;
- there is a breach of any of the Hospira Warranties; or
- the Mayne Pharma Board recommends any Superior Proposal to its shareholders.

4.11 Deed Poll

Under the terms of the Deed Poll, Hospira, Inc. has undertaken to Mayne Pharma shareholders to perform its obligations under the Implementation Agreement, and to procure that Hospira performs its obligations under the Implementation Agreement and the Scheme. The key obligation of Hospira under the Scheme is the payment of the Scheme Consideration to Scheme Shareholders.

The Deed Poll may be relied upon by any Mayne Pharma shareholder, despite the fact that they are not a party to it, and each Mayne Pharma shareholder appoints Mayne Pharma as its agent to enforce their rights under the Deed Poll against Hospira, Inc.

The Deed Poll is governed by the laws of Victoria and is set out in full in Section 9 of this document.

5

ADDITIONAL INFORMATION

5.1 Mayne Pharma Directors

The Mayne Pharma Directors at the date of lodgement of this document for registration by ASIC are listed below:

- Mr Peter Willcox, Chairman;
- Dr Thierry Soursac, Managing Director and Chief Executive Officer;
- Mr Paul Binfield, Executive Vice President and Chief Financial Officer;
- Mr Rowan Russell, Non-Executive Director;
- Dr Nora Scheinkestel, Non-Executive Director; and
- Dr John Sime, Non-Executive Director.

5.2 Mayne Pharma Directors' recommendation

The Directors of Mayne Pharma unanimously recommend that, in the absence of a Superior Proposal, you vote in favour of the Scheme at the Scheme Meeting. The Directors unanimously believe that, for the reasons set out in Section 2 of this document, the Scheme is in the best interests of Mayne Pharma shareholders.

In the absence of a Superior Proposal, each of the Directors intends to vote in favour of the Scheme at the Scheme Meeting in relation to Mayne Pharma shares held or controlled by them. Each of the Directors who holds Mayne Pharma options intends to agree to the cancellation of those options for the Option Price, in the absence of a Superior Proposal. The interests of Directors are set out in Section 5.7.

The Directors believe that the reasons for Mayne Pharma shareholders to vote in favour of the Scheme outweigh the reasons to vote against the Scheme, in the absence of a Superior Proposal. These reasons and other relevant considerations are set out in Section 2. You should also read the Independent Expert's report which is set out in full in Section 7.

5.3 Intention of Mayne Pharma Directors concerning the business of Mayne Pharma

If the Scheme is implemented, it is expected that the existing Directors will resign from the Mayne Pharma Board. Accordingly, the existing Directors are not able to make any statements of intention regarding:

- the continuation of Mayne Pharma's business or how the business will be conducted after the implementation of the Scheme;
- any major changes to the business, including any redeployment of the fixed assets; or
- the future employment of present employees.

Hospira has provided an outline of its intentions for Mayne Pharma's operations at Section 3.4.

5.4 Material changes in the financial position of Mayne Pharma

Within the knowledge of the Mayne Pharma Directors and other than as disclosed in this document, the financial position of Mayne Pharma has not materially changed since 30 June 2006, being the date of the last audited balance sheet of Mayne Pharma.

5.5 Capital structure of Mayne Pharma

At the date of this document, Mayne Pharma has 640,655,416 ordinary shares on issue.

5.6 Notifiable interests

As at 17 October 2006, the following persons had notified Mayne Pharma that they had a relevant interest in 5% or more of Mayne Pharma shares:

Name	Number of Mayne Pharma shares	Percentage of Mayne Pharma shares on issue
Westpac Banking Corporation	68,229,889	10.65%
Maple-Brown Abbott Limited	66,348,612	10.36%
National Australia Bank Limited	53,188,183	8.30%
Challenger Financial Services Group Limited	34,219,662	5.34%

5.7 Marketable securities held by Mayne Pharma Directors

No marketable securities of Mayne Pharma are held by or on behalf of Mayne Pharma Directors and no such persons are otherwise entitled to such securities as at the time of lodgement of this document for registration by ASIC other than as listed below, all of which are held beneficially:

Director	Number of Mayne Pharma shares	Number of options over Mayne Pharma shares
Mr Peter Willcox	61,651	nil
Dr Thierry Soursac	nil	4,050,000
Mr Paul Binfield	188,562	2,040,000
Mr Rowan Russell	61,660	nil
Dr Nora Scheinkestel	29,655	nil
Dr John Sime	19,698	nil

In the absence of a Superior Proposal, each of the Directors intends to vote all shares held by them or on their behalf in favour of the Scheme. Section 4.8 of this document sets out the proposed treatment of the options over Mayne Pharma shares if the Scheme is implemented.

No marketable securities of Hospira, Inc. are held by or on behalf of Mayne Pharma Directors as at the date of this document.

5.8 Agreements or arrangements with Mayne Pharma Directors

Save as set out in Section 4.8 of this document and below, there are no agreements or arrangements made between any Mayne Pharma Director and any other person, including Hospira, in connection with or conditional upon the outcome of the Scheme.

Mayne Pharma has agreed to indemnify each Mayne Pharma Director against liabilities incurred by such Director in connection with the Hospira Offer and the Director's involvement in the process that resulted in the Hospira Offer, and legal costs reasonably incurred in defending an action for any such liability. Mayne Pharma has the right to control any such claim against a Mayne Pharma Director that could result in a payment being made to that Director under the indemnity.

These indemnity arrangements will be finalised before the Implementation Date.

Mayne Pharma has agreed to obtain run-off directors' and officers' insurance cover on behalf of the Directors under which Mayne Pharma's current directors' and officers' policy will be extended to November 2014. The run-off cover will be put in place before the Implementation Date.

Mayne Pharma has agreed to make a payment to Mr Paul Binfield of an amount equal to 50% of his base salary if he continues to be employed by Mayne Pharma on 1 July 2007, or if his service contract has been terminated prior to that date by, or on behalf of, Hospira or Hospira, Inc.

5.9 Payments or other benefits to Mayne Pharma Directors and Mayne Pharma executive officers

Save as set out in Sections 4.8 and 5.8 of this document, it is not proposed that any payment or other benefit will be made or given to any Director, secretary or executive officer of Mayne Pharma, or any body corporate related to Mayne Pharma, as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as Director, secretary or executive officer of Mayne Pharma or a body corporate connected with Mayne Pharma.

5.10 Interests of Mayne Pharma Directors in contracts entered into by Hospira

No Mayne Pharma Director has any interest in a contract entered into by Hospira.

5.11 Publicly available information

Mayne Pharma has been listed on ASX since 21 November 2005. As such, Mayne Pharma is a disclosing entity for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations. As a company listed on ASX, Mayne Pharma is subject to the ASX Listing Rules which require immediate disclosure to the market of any information of which Mayne Pharma is aware which a reasonable person might expect to have a material impact on the price or value of its securities.

ASIC also maintains a record of documents lodged with it by Mayne Pharma, and these may be obtained from or inspected at any office of ASIC. Information is also available on Mayne Pharma's website at www.maynepharma.com.

5.12 Regulatory

(a) ASX waivers and confirmations

ASX has granted to Mayne Pharma a waiver of ASX Listing Rule 6.23.2 to the extent necessary to allow Mayne Pharma to cancel the Mayne Pharma options without separate shareholder approval under that Listing Rule.

(b) FIRB approval

The acquisition of Mayne Pharma shares by Hospira under the Scheme is subject to review and approval by the Treasurer of the Commonwealth of Australia under section 26 of the Foreign Acquisitions and Takeovers Act. Hospira, Inc. and Hospira applied for such approval on 29 September 2006. The Foreign Investment Review Board ("**FIRB**") is required to make a decision within 30 days of receiving the application, although that time period can be extended by a further 90 days if necessary. As at the date of this document, Hospira has not been notified of a decision by FIRB.

(c) Waiting period under HSR Act

Implementation of the Scheme is conditional upon the termination or expiration of the waiting period (and any extension) applicable to the Scheme under the HSR Act. The initial waiting period under the HSR Act is 30 days. The initial waiting period started on 4 October 2006, being the date on which Hospira, Inc. and Mayne Pharma made required filings with the United States Federal Trade Commission and United States Department of Justice ("**US Authorities**") and therefore expires on 3 November 2006. The US Authorities have until the end of the 30 day period to make a further request for information in relation to the transactions contemplated by the Scheme. If no further request is made before the end of that period then the waiting period is deemed to have expired. If the US Authorities do make a further request then the waiting period will be extended until the date that is 30 days after all additional information requested by the US Authorities is provided by the parties, unless terminated earlier by the US Authorities.

(d) Other regulatory matters

Mayne Pharma and Hospira, Inc. have made, or will shortly after the date of this document make, notifications to the antitrust authorities in Germany and Norway.

5.13 Consents and disclaimers

(a) Consent to be named

The following parties have given and have not, before the time of registration of this document by ASIC, withdrawn their written consent to be named in this document in the form and context in which they are named:

- Merrill Lynch International (Australia) Limited as financial adviser to Mayne Pharma;
- KPMG as auditor to Mayne Pharma;
- Clayton Utz as legal adviser to Mayne Pharma; and
- Link Market Services Limited as the Mayne Pharma Share Registry.

(b) Consent to be named and to the inclusion of information

Grant Samuel & Associates Pty Limited has given and has not, before the time of registration of this document by ASIC, withdrawn its written consent to be named as the Independent Expert in this document and to the inclusion of the Independent Expert's report set out in Section 7 of this document and other statements in this document said to be based on statements made by Grant Samuel, in each case in the form and context in which they appear in this document.

(c) Disclaimers of responsibility

Each person named in Sections 5.13(a) and 5.13(b) of this document:

- does not make, or purport to make, any statement in this document or any statement on which a statement in this document is based other than, in the case of Grant Samuel, a statement included in this document with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document, other than a reference to its name and, in the case of Grant Samuel, any statement or report which has been included in this document with the consent of that party.

5.14 Independent Expert

Grant Samuel has prepared the Independent Expert's report set out in Section 7 of this document advising as to whether, in its opinion, the Hospira Offer is in the best interests of Mayne Pharma shareholders.

Grant Samuel will be paid a total fee of A$650,000 plus all out-of-pocket expenses incurred by it in relation to the preparation of its report.

5.15 Other information material to the making of a decision in relation to the Scheme

Except as set out in this document, there is no other information material to the making of a decision in relation to the Scheme, being information that is within the knowledge of any Mayne Pharma Director, or any director of any related body corporate of Mayne Pharma, which has not previously been disclosed to Mayne Pharma shareholders.

5.16 Supplementary information

Mayne Pharma will issue a supplementary document to this document if, between the date of lodgement of this document for registration by ASIC and the Effective Date, it becomes aware of any of the following:

- a material statement in this document is false or misleading;
- a material omission from this document;
- a significant change affecting a matter included in this document; or
- a significant new matter has arisen and it would have been required to be included in this document if it had arisen before the date of lodgement of this document for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Mayne Pharma may circulate and publish any supplementary document by:

- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;
- posting the supplementary document on Mayne Pharma's website; or
- making an announcement to ASX.

6

TAXATION IMPLICATIONS

6.1 Introduction

The following is an outline of the Australian tax consequences that will generally apply for Mayne Pharma shareholders who dispose of their Mayne Pharma shares under the Scheme.

This outline reflects the current provisions of the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) (the "**Tax Law**") and the regulations made under those Acts, taking into account currently proposed amendments and our understanding of the current administrative practices of the Australian Taxation Office. This outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries apart from Australia.

The information contained in this outline is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

You are advised to consult your own independent tax adviser regarding the consequences of acquiring, holding or disposing of Mayne Pharma shares in light of the Tax Law and your particular investment circumstances.

6.2 Capital Gains Tax ("CGT") implications

(a) General

The following discussion applies to you if you hold your Mayne Pharma shares on capital account for investment purposes.

(b) Calculation of a capital gain or loss

You will dispose of your Mayne Pharma shares for tax purposes as a result of the implementation of the Scheme. The disposal will be a CGT event. The CGT event will happen on the Implementation Date.

The tax implications for you from the disposal of your Mayne Pharma shares will depend upon a number of factors, including:

- your taxpayer status (i.e. whether you are an individual, a company or the trustee of a trust);
- whether you acquired your Mayne Pharma shares as a result of the Demerger; and
- the time you acquired (or are taken to have acquired) your Mayne Pharma shares.

You will make a capital gain on the disposal of your Mayne Pharma shares if the **capital proceeds** you receive exceed the **cost base** of your Mayne Pharma shares. You will make a capital loss if the **capital proceeds** are less than the **reduced cost base** of your Mayne Pharma shares.

As discussed below, you may be required to disregard the capital gain or capital loss you make on the disposal of your Mayne Pharma shares if:

- you are treated as acquiring your Mayne Pharma shares before 20 September 1985 ("**pre-CGT**"); or
- you are not a resident of Australia for income tax purposes at the time of the disposal.

Capital gains and capital losses of a taxpayer in a year of income from all sources are aggregated to determine if the taxpayer made a net capital gain. Any net capital gain for the year is included in the taxpayer's assessable income and is subject to income tax at the taxpayer's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Specific loss rules apply to Mayne Pharma shareholders who are companies and trusts. These rules may limit the ability to offset capital losses in a current or later income year.

Outlined on the following page are guides to calculating the capital gain or capital loss on the disposal of your Mayne Pharma shares.

	Mayne Pharma shares acquired as a result of the Demerger	Mayne Pharma shares acquired after the Demerger
Capital proceeds	Your capital proceeds will be equal to the A$4.10 per share you receive from Hospira.	Your capital proceeds will be equal to the A$4.10 per share you receive from Hospira.
Cost base	You will need to calculate the cost base of your Mayne Pharma shares by reference to the cost base of your Mayne Group Limited shares. Broadly, the cost base of your Mayne Pharma shares will be equal to: Total cost base of Mayne Group Limited shares x 0.44217 Further details on calculating the cost base of your Mayne Pharma shares are included in the Australian Taxation Office Fact Sheet titled, "Demergers: 2005 Mayne Group Ltd (renamed Symbion Health Ltd) demerger", which is available at www.ato.gov.au. The cost base of your Mayne Pharma shares will also include incidental costs you incur in disposing of your Mayne Pharma shares.	The cost base of your Mayne Pharma shares will be equal to the cost of acquisition plus any incidental costs of acquisition and disposal.
CGT discount	You will be entitled to benefit from the CGT discount if: • your Mayne Pharma shares are **not** pre-CGT shares; and • you are an individual, the trustee of a trust, or a superannuation fund. Where the CGT discount applies, you will be entitled to reduce your taxable capital gain realised on disposal of your Mayne Pharma shares by 50% (for individuals and trustees holding Mayne Pharma shares) or 33% (for complying superannuation funds). The CGT discount is applied only after available capital losses have been applied to reduce the capital gain. The CGT discount will not be available to you if you are a company.	You will be entitled to benefit from the CGT discount if: • you have beneficially owned your shares for at least 12 months at the Implementation Date; and • you are an individual, the trustee of a trust, or a superannuation fund. Where the CGT discount applies, you will be entitled to reduce your taxable capital gain realised on disposal of your Mayne Pharma shares by 50% (for individuals and trustees holding Mayne Pharma shares) or 33% (for complying superannuation funds). The CGT discount is applied only after available capital losses have been applied to reduce the capital gain. The CGT discount will not be available to you if you are a company.
Pre-CGT Mayne Pharma shares	You will be required to disregard the capital gain or capital loss you make on the disposal of your Mayne Pharma shares (or on some of your Mayne Pharma shares) if: • you acquired Mayne Group Limited shares before 20 September 1985; • you acquired Mayne Pharma shares as a result of the Demerger; and • you chose to obtain demerger roll-over relief. Information on choosing to obtain demerger roll-over relief is included in the Australian Taxation Office Fact Sheet titled, "Demergers: 2005 Mayne Group Ltd (renamed Symbion Health Ltd) demerger", which is available at www.ato.gov.au. If you are a company or the trustee of a trust, you will need to pass specific continuity of ownership tests to be able to treat your Mayne Pharma shares as pre-CGT shares.	Your Mayne Pharma shares will not be pre-CGT shares if you acquired them after the Demerger.

The rules described above relating to discount capital gains and trusts are complex. Trustees should seek their own advice as to how the discount capital gains provisions apply to them and their beneficiaries, having regard to their own particular circumstances.

(c) Foreign shareholders

You will be required to disregard the whole of the capital gain or capital loss you make on the disposal of your Mayne Pharma shares if:

- you are not a resident of Australia for the purposes of the Tax Law; and
- you and your associates have not held 10% or more of the shares in Mayne Pharma at any time.

Foreign shareholders that have held 10% or more of the shares in Mayne Pharma, either alone or together with their associates, should obtain specific advice on the application of the Australian CGT rules to any gain or loss realised on sale.

6.3 Income tax implications

(a) General

The following discussion applies to you if you hold your Mayne Pharma shares on revenue account for sale purposes.

(b) Calculation of the revenue gain or loss

If you hold your Mayne Pharma shares as trading stock or otherwise for the purpose of sale at a profit, the profit that you realise on the disposal of your Mayne Pharma shares will be included in your assessable income. Alternatively, if you realise a loss on sale, the loss should be an allowable deduction to you.

The profit or loss you include in your assessable income is calculated without reference to discounts on disposal, as can be the case with capital gains.

You will also be required to include an additional capital gain amount with respect to the net capital gain on your Mayne Pharma shares if the profit amount included in your assessable income is less than the amount of the net capital gain you make on disposal.

6.4 Stamp duty

You will not be liable to pay stamp duty on the transfer of your Mayne Pharma shares to Hospira as a result of the implementation of the Scheme.

6.5 Goods and Services Tax ("GST")

You will not be liable to pay GST on the capital proceeds for your Mayne Pharma shares.

7

INDEPENDENT EXPERT'S REPORT

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES
LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 9949 8838
www.grantsamuel.com.au

6 October 2006

The Directors
Mayne Pharma Limited
390 St Kilda Road
Melbourne VIC 3004

Dear Sirs

Acquisition by Hospira Inc

1 Introduction

Mayne Pharma Limited ("Mayne Pharma") is an Australian pharmaceutical company with a focus on generic injectable drugs for the oncology market. Mayne Pharma is listed on the Australian Stock Exchange Ltd ("ASX") and had a market capitalisation at 18 September 2006 of $2.0 billion. Mayne Pharma has significant businesses in Europe and North America and Asia in addition to its Australian operations, and transferred a number of its corporate functions to London in late 2005.

On 21 September 2006 Mayne Pharma announced that it had reached agreement for Hospira, Inc. to acquire Mayne Pharma for $4.10 cash per share ("Hospira Offer"). The transaction is to be effected by way of a Scheme of Arrangement ("Scheme"), which is subject to the approval of the Mayne Pharma shareholders.

The directors of Mayne Pharma have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the Scheme is in the best interests of Mayne Pharma shareholders. A copy of this report will accompany the Notice of Meeting and Explanatory Memorandum to be sent to Mayne Pharma shareholders. This letter contains a summary of Grant Samuel's opinion and main conclusions.

2 Summary of Opinion

Grant Samuel has valued Mayne Pharma in the range $3.73-4.19 per share. The Hospira Offer of $4.10 cash per share is towards the top end of this range. Accordingly, the Hospira Offer is fair.

The fundamental question for Mayne Pharma shareholders is whether to vote in favour of the Scheme or to reject the Scheme in the hope of realising greater value in the future. The Hospira Offer represents a substantial premium to the price at which Mayne Pharma shares were trading immediately prior to the announcement of the Scheme. Grant Samuel expects that, in the absence of the Scheme or some similar corporate transaction, the Mayne Pharma share price would fall significantly.

The valuation of Mayne Pharma in the range $3.73-4.19 per share incorporates expectations of very strong earnings growth for Mayne Pharma. The valuation also reflects the material synergies that should be available to potential acquirers of Mayne Pharma. Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or some similar change of control transaction. In Grant Samuel's view, Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal).

Accordingly, Grant Samuel has concluded that the Scheme is in the best interests of Mayne Pharma shareholders.

GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 AFS LICENCE NO 240985

GRANT SAMUEL

3 Key Conclusions

- **Mayne Pharma has been valued in the range $3.73-4.19 per share.**

  Mayne Pharma has been valued in the range $3.73-4.19 per share. The valuation represents the full underlying value of Mayne Pharma. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Mayne Pharma shares to trade on the ASX in the absence of the Scheme or similar change of control transaction. The valuation is summarised below:

Mayne Pharma - Valuation Summary ($ millions)	Value Range Low	Value Range High
Operating business	2,300	2,600
Net cash	100	100
Cash from options	30	30
Equity Value	**2,430**	**2,730**
Fully diluted shares on issue (millions)[1]	651.8	651.8
Value per share	**3.73**	**4.19**

Grant Samuel has valued Mayne Pharma by reference to capitalisation of earnings. The valuation represents the following multiples of earnings:

Mayne Pharma Valuation - Implied Earnings Multiples (times)	Low	High
2005 EBITDA (pro-forma)	17.1	19.4
2006 EBITDA (pro-forma)	13.5	15.2
2007 EBITDA (budget)	11.8	13.4
2005 EBIT (pro-forma)	26.5	30.0
2006 EBIT (pro-forma)	19.3	21.8
2007 EBIT (budget)	17.1	19.4

The earnings multiples implied by the valuation range are relatively high. However, in Grant Samuel's view the multiples are reasonable, having regard to the following:

- the multiples are generally consistent with the multiples implied by the prices at which transactions involving comparable international pharmaceutical companies have been completed, and generally at a premium to the multiples implied by the share prices of comparable international pharmaceutical companies;
- the overall outlook for the generic pharmaceutical industry is positive, and Mayne Pharma is expecting very strong business growth;
- Mayne Pharma has a strong product pipeline, and regulatory and manufacturing strengths in the profitable generic injectable niche on which its business is focussed; and
- it is reasonable to expect that a number of potential acquirers of Mayne Pharma could realise significant synergies through integrating Mayne Pharma into their existing operations. These synergies are reflected in the valuation of Mayne Pharma.

[1] The number of shares on issue on a fully diluted basis assumes that all options over unissued shares are vested and exercised.

GRANT SAMUEL

- **The valuation reflects expectations of high rates of growth and the synergies that should be available to acquirers of Mayne Pharma.**

  Grant Samuel's analysis suggests that Mayne Pharma's pre-bid share price of around $3.00 per share can only be supported by expectations of strong growth in earnings and free cash flow. The valuation range of $3.73-4.19 reflects these growth expectations.

  The valuation effectively attributes significant additional value to the synergies that could be available to a number of potential acquirers of Mayne Pharma. Depending upon the acquirer, these synergies could potentially be realised through rationalisation of product research and development activities, distribution of a broader product range through Mayne Pharma's distribution networks, integration and rationalisation of sales, marketing and distribution activities, and savings in corporate and administrative costs. Mayne Pharma on a standalone basis is unlikely to be able to deliver this value to its shareholders in the short term: the value can only be realised through a change of control transaction in which an acquirer is prepared to pay away a large proportion of the synergy value that it expects to generate through ownership of Mayne Pharma.

- **The Hospira Offer is fair.**

  Grant Samuel has valued Mayne Pharma in the range $3.73-4.19 per share. Because the Hospira Offer of $4.10 falls within the valuation range for Mayne Pharma, the Hospira Offer is fair.

- **The Hospira Offer represents a substantial premium to the price at which Mayne Pharma shares traded prior to the announcement of the Scheme.**

  The Hospira Offer of $4.10 per share cash represents a substantial premium to the price at which Mayne Pharma shares traded prior to the announcement of the Scheme:

Premium Relative to Pre-Announcement Share Price		
	Volume Weighted Average Price	Premium
One day	$3.08	33.1%
One week	$2.98	37.7%
Four weeks	$3.02	35.8%
One month	$3.02	35.8%
Three months	$2.80	46.7%

- **Grant Samuel believes that Mayne Pharma shareholders will be better off voting in favour of the Scheme.**

  The fundamental question for Mayne Pharma shareholders is whether to vote in favour of the Scheme or reject the Scheme in the hope of realising greater value in the future.

  The Hospira Offer represents a substantial premium to the price at which Mayne Pharma shares traded prior to the announcement of the Scheme. In the absence of the Scheme or speculation regarding some similar corporate transaction, it is likely that the Mayne Pharma share price would fall significantly. While Mayne Pharma shares traded at around $3.00 prior to the announcement of the Scheme, it is conceivable, in the absence of speculation regarding a change of control transaction, that the Mayne Pharma share price could fall below this level.

  Mayne Pharma has only recently been demerged from the former Mayne group, has recently transferred a number of its corporate functions to London and has built a new management team. Mayne Pharma has announced a strategy to shift the business from its former concentration on injectable generics to become a specialty pharmaceutical business with a focus on the oncology market. Mayne Pharma is expecting strong business growth. In Grant Samuel's view there is significant earnings upside in Mayne Pharma's business. However, Grant Samuel's analysis suggests that this upside was reflected in the price at which Mayne Pharma shares traded prior to the Scheme's announcement. There is risk involved in the execution of Mayne Pharma's growth

GRANT SAMUEL

strategy. In this context, the certainty delivered by the Hospira Offer of $4.10 cash per share is highly attractive.

Moreover, in Grant Samuel's view, the Hospira Offer significantly exceeds the value of Mayne Pharma on a standalone basis. It appears to attribute significant value to the synergies potentially available to Hospira. Value at this level is unlikely to be available to Mayne Pharma shareholders in the short term other than through the Scheme or some other change of control transaction.

The Hospira Offer followed a focussed competitive sale process involving detailed due diligence, which could reasonably be expected to have produced an offer price corresponding to full underlying value. A potential counter-bidder that believed that it could extract greater strategic or synergistic value from ownership of Mayne Pharma could make a superior offer. Mayne Pharma has entered into a break fee arrangement of approximately $26 million, undertaken not to solicit rival offers and has granted Hospira the right to match any increased offer from a third party. In Grant Samuel's view, however, these arrangements are unlikely to be a serious disincentive to a committed buyer willing to make a superior offer. The overall process by which the Scheme will be implemented will take more than two months, from the announcement of the Scheme on 21 September 2006 to the meeting at which Mayne Pharma shareholders will consider approving the Scheme. This period provides ample opportunity for a counter-bidder to make a rival offer, should it wish to do so.

In the absence of a superior offer, Grant Samuel believes that Mayne Pharma shareholders would be better off voting in favour of the Scheme.

- **The disadvantages of the Scheme are not significant.**

  The disadvantages of the Scheme are not significant. If Mayne Pharma shareholders vote in favour of the Scheme they will be giving up the opportunity to realise greater value in the future. In Grant Samuel's view this foregone opportunity is not significant having regard to the pricing of the Hospira Offer. Mayne Pharma shareholders would have an opportunity to evaluate any alternative offer if one was made before the meeting at which shareholders will vote on the Scheme. The Scheme might result in some shareholders realising a taxable capital gain and incurring a resultant capital gains tax liability, but this is essentially a consequence of a successful investment outcome for Mayne Pharma shareholders. Shareholders will receive cash to allow them to settle any capital gains tax liability.

- **The Scheme is in the best interests of Mayne Pharma shareholders.**

  Grant Samuel has concluded that the Hospira Offer is fair. In addition, assessment of other factors to be considered in evaluating the Scheme suggests that shareholders will be better off if they vote in favour of the Scheme than if they do not. Accordingly, in Grant Samuel's view, the Scheme is in the best interests of Mayne Pharma shareholders.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual shareholders in Mayne Pharma. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by Mayne Pharma in relation to the Scheme.

Voting for or against the Scheme is a matter for individual shareholders, based on their own views as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

GRANT SAMUEL

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

Grant Samuel & Associates

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Mayne Pharma Limited

mayne

Financial Services Guide
and
Independent Expert's Report
in relation to the Offer by Hospira, Inc

Grant Samuel & Associates Pty Limited

(ABN 28 050 036 372)

6 October 2006

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Mayne Pharma Limited on the offer by Hospira, Inc to acquire Mayne Pharma Limited, to be effected by a scheme or arrangement, Grant Samuel will receive a fixed fee of $650,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 7.3 of the Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 7.3 of the Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Mayne Pharma or Hospira that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates:

- *in December 2005, Grant Samuel was engaged to prepare an expert's report in relation to a proposal for the redomicile of Mayne Pharma to the United Kingdom;*
- *in October 2005, Grant Samuel was engaged to prepare an independent expert's report in relation to the demerger of Mayne Pharma by Mayne;*
- *in October 2002, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne's logistics business; and*
- *in July 2001, Grant Samuel was engaged to prepare an independent expert's report for Faulding in relation to the takeover offer by Mayne.*

In addition, Grant Samuel group executives hold in total less than 10,000 shares in Mayne Pharma.

Grant Samuel had no part in the formulation of the Hospira Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Hospira, Inc offer. Grant Samuel's out-of-pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel, which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

Table of Contents

GRANT SAMUEL

1 Details of the Offer

On 21 September 2006 Mayne Pharma Limited ("Mayne Pharma") announced an agreement had been reached for Hospira Holdings (S.A.) Pty Ltd, a wholly owned subsidiary of Hospira, Inc. ("Hospira"), to acquire Mayne Pharma for $4.10 cash per share ("Hospira Offer"). The transaction is to be effected by a Scheme of Arrangement ("Scheme") and is subject to the approval of Mayne Pharma shareholders.

The Scheme must be approved by a majority in number of the Mayne Pharma shareholders who vote at the scheme meeting (in person or by proxy) and who hold at least 75% of the total number of shares voted at the meeting. If the scheme is implemented, all of the Mayne Pharma shares will be transferred to Hospira in consideration for $4.10 cash per share.

The Hospira Offer is subject to a number of conditions, which are set out in full in the Scheme Booklet. In summary, the key conditions are:

- relevant regulatory approvals, including the approval of FIRB and other governmental agencies;
- Mayne Pharma shareholder and Court Approval;
- no material adverse change in Mayne Pharma or prescribed occurrences; and
- Mayne Pharma not to make approaches to other parties, solicit additional bidders or alternative transactions or initiate any discussions with any third party which may reasonably be expected to lead to a competing proposal, subject to the fiduciary and statutory duties of the Mayne Pharma directors.

Mayne Pharma has agreed to pay Hospira a break fee equal to 1% of the equity value of the Hospira Offer ($26.3 million) under certain circumstances. In particular, Mayne Pharma will be obliged to pay the break fee to Hospira if:

- Mayne Pharma consummates a competing proposal within a year of the signing of the scheme implementation agreement, dated 20 September 2006;
- Mayne Pharma is in material breach of the scheme implementation agreement; or
- any two directors or the Chairman of Mayne Pharma change their recommendation that shareholders vote in favour of the Scheme.

In addition, Mayne Pharma has agreed that it will not provide any information to a third party for the purpose of enabling that party to make a competing proposal without the prior written consent of Hospira, subject to the fiduciary and statutory duties of Mayne Pharma directors. Furthermore, in the event Mayne Pharma receives a competing proposal, it has agreed that it will not accept that competing proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the competing proposal and the identity of the competing bidder, and given Hospira the opportunity to match the competing proposal.

Hospira is a leader in the development, manufacture and marketing of specialty injectable pharmaceutical products (generic and branded) and medical delivery systems through intravenous fluids. Hospira was spun-off from Abbott Laboratories in April 2004 and is listed on the New York Stock Exchange. Hospira reported annual sales of approximately US$2.6 billion (A$3.5 billion) for 2005, has 14 manufacturing facilities worldwide and holds the number one generic injectables market position in the United States. It has a market capitalisation of approximately US$6.3 billion (A$8.4 billion).

GRANT SAMUEL

2. Scope of the Report

2.1 Purpose of the Report

The Scheme is to be implemented by a scheme of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act") between Mayne Pharma and its shareholders. Under Section 411, the scheme of arrangement must be approved by a majority in number (ie. at least 50%) of each class of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution. The scheme of arrangement will then be subject to approval by the Supreme Court of Victoria.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert's report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the Australian Stock Exchange ("ASX") Listing Rules, the directors of Mayne Pharma have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report for the purposes of Section 411 of the Corporations Act. The report is to set out Grant Samuel's opinion as to whether the Scheme is in the best interests of Mayne Pharma shareholders and to state reasons for that opinion.

This report has been prepared by Grant Samuel for the benefit of the Directors of Mayne Pharma (and no other party) to assist them in making recommendations to shareholders in relation to the Scheme. It will accompany the Explanatory Memorandum to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Scheme is in the best interests of Mayne Pharma shareholders.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Mayne Pharma shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme booklet issued by Mayne Pharma in relation to the Scheme.

Whether to vote in favour of the Scheme is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the Scheme should consult their own professional adviser.

2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the

GRANT SAMUEL

overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Scheme is to assess whether the Hospira Offer reflects the full underlying value of Mayne Pharma (ie whether the Hospira Offer is fair) and to consider any other non-value related issues that could bear on a decision as to whether to vote in favour of the Scheme.

The following factors, inter alia, have been considered in determining whether the Scheme is in the best interests of Mayne Pharma shareholders:

- the estimated value of Mayne Pharma compared to the Hospira Offer;
- the likelihood of an alternative transaction or other alternatives that could realise greater value;
- the likely market price and liquidity of Mayne Pharma shares in the absence of the Scheme; and
- other advantages and disadvantages for Mayne Pharma shareholders of voting in favour of the Scheme.

2.3 Sources of Information

Publicly Available Information

- the Explanatory Memorandum accompanying this report (including earlier drafts);
- the Scheme Booklet relating to the Mayne Group Limited ("Mayne") demerger of Mayne Pharma;
- the Mayne Pharma annual report for the year ended 30 June 2006;
- Mayne Pharma financial results for the six months ended 31 December 2005;
- press releases, public announcements, media and analyst presentation material and other public filings by Mayne Pharma, including information available on its website;
- brokers' reports and recent press articles on Mayne Pharma and the pharmaceutical industry; and
- other information on the global pharmaceutical industry and listed companies comparable to Mayne Pharma including annual reports, interim financial results, public announcements, regulatory filings, press reports and sharemarket data.

Non Public Information

- management accounts for Mayne Pharma for the two months ended 31 August 2006;
- budgets for Mayne Pharma for the year ending 30 June 2007 prepared by Mayne Pharma management;
- forecast for Mayne Pharma for the two years ending 30 June 2009 prepared by Mayne Pharma management; and
- other confidential documents, board papers, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of Mayne Pharma and Mayne Pharma's financial and legal advisers.

GRANT SAMUEL

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Mayne Pharma and its advisers. Grant Samuel has considered and relied upon this information. Mayne Pharma has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Scheme is in the best interests of Mayne Pharma shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Due diligence is beyond the scope of an independent expert's report. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Mayne Pharma. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included the budget for Mayne Pharma for the year ending 30 June 2007 ("the 2007 budget") prepared by management and approved by the Board of Mayne Pharma. Mayne Pharma is responsible for the 2007 budget. The 2007 budget was prepared in the period from March to May 2006 and approved by the Board of Mayne Pharma in June 2006. The budget was subsequently adjusted to account for the acquisition of Nipent in August 2006. The generic pharmaceutical industry is volatile and accordingly, actual results will vary from the budgeted results and those variations could be material.

Grant Samuel has used and relied on this financial information for the purposes of its analysis. The major assumptions underlying the budgets were reviewed by Grant Samuel in the context of current economic, financial and other conditions. However, it should be noted that the budgets and the underlying assumptions have not been reviewed (nor is there a statutory or regulatory requirement for such a review) by an investigating accountant for reasonableness or accuracy of compilation and application of assumptions.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant's examination), there are reasonable grounds to believe that

GRANT SAMUEL

the budgets have been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account that:

- the budgets were reviewed and approved by the Directors of Mayne Pharma;
- the budgets have been prepared through a detailed budgeting process involving preparation of "ground up" budgets by the management of each Mayne Pharma region on a "molecule by molecule", "country by country" basis and reviewed by the executive management team of Mayne Pharma; and
- actual trading performance for the year to date to 30 September 2006 was ahead of budget and Mayne Pharma management believes that it is reasonable to expect that Mayne Pharma will match or exceed its budgeted financial performance for the year ending 30 June 2007 (although the nature of Mayne Pharma's business is such that earnings are inherently volatile and there is a risk that actual earnings could vary from the budget).

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed or otherwise disclosed to Grant Samuel;
- the information set out in the Explanatory Memorandum/Notice of Meeting sent by Mayne Pharma to its shareholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the Scheme will be implemented in accordance with its terms; and
- the legal mechanisms to implement the Scheme are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

GRANT SAMUEL

3 Overview of the Pharmaceutical Industry

3.1 Introduction

The pharmaceutical industry is one of the world's largest manufacturing industries and produces drugs for curing, alleviating, preventing or diagnosing diseases in humans. Global pharmaceutical sales totalled US$602 billion in 2005. Blockbuster products, those with sales greater than US$1 billion, totalled 94 in 2005. The largest market for pharmaceuticals is North America, which represents approximately 40% of global sales, followed by Japan, which accounts for approximately 10% of global sales.

Global pharmaceutical sales grew 7% in 2005 with the introduction of new products accounting for 40% of the market's growth. Growth in the global pharmaceutical market is driven, in part, by an ageing demographic and the continued trend towards increased use of pharmaceutical products worldwide.

It is estimated that there were more than 2,300 products in clinical development in 2005. The process from discovery to commercialisation of a new drug is estimated to average approximately 12 years, is subject to significant regulation and involves large costs.

3.2 Generic versus Proprietary Products.

Pharmaceutical products fall into two broad types: proprietary products - novel molecules which have been developed by research-based pharmaceutical companies and are patented - and generic products, which utilise an existing therapeutic molecule. Generics are usually the chemical and therapeutic equivalent of proprietary pharmaceutical products. If the generic product is a simple chemical entity and an easy to develop formulation, this product is generally referred to as a commodity generic. Where the generic product uses a modified formulation or delivery system to improve the clinical or other attributes of the product, then this is often referred to as an Improved Chemical (or biological) Entity, or ICE. In the case of both proprietary and generic products, branding of the product is a common marketing tool to distinguish the product from its competition.

Generic companies that produce and market ICE and/or branded generic products are often referred to as specialty pharmaceutical companies due to the differentiation of their products and often focus on a particular therapeutic area or market segment.

The market for commodity generics, because they are relatively easy to develop and manufacture, is highly competitive and characterised by rapid price erosion after product release and low margins. The market for branded generics, which are packaged and marketed under a brand name, is less competitive, with products having longer life cycles and higher margins. Specialty ICE products are often patent protected (e.g. the use of a novel formulation) and thus also tend to enjoy higher margins and a longer life cycle relative to commodity generics.

Generic products are estimated to account for approximately 10% of total pharmaceutical sales (higher in volume terms).

3.3 Market Overview

The most important component of a drug is its active pharmaceutical ingredient ("API"). The API is the substance that is pharmaceutically active. A capsule, tablet, syrup, intravenous fluid, or any other formulation of a drug usually has two components: the API, which is the drug itself, and excipients, which are the pharmaceutically inert substance of the tablet or liquid in which the API is suspended. Generic pharmaceuticals are required to be able to demonstrate bioequivalence, meaning that they contain the same API and deliver the same amount of medication into the body within the same timeframe. They normally enter the market on expiry of the proprietary drug's patent but can be launched earlier if no patent infringement occurs. Generic products take less time to develop than the original proprietary products and are typically sold at lower prices. The development and approval process for generic pharmaceuticals is less time consuming and expensive than for proprietary products.

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Although the main driver of the generic pharmaceutical industry is the proprietary pharmaceutical industry (upon patent expiry, the market for a proprietary drug may be entered by companies with approved generic versions), growth in generic pharmaceuticals has outpaced growth in proprietary pharmaceuticals in most countries in recent years.

Generic manufacturers decide whether to develop a version of a proprietary product based on a number of factors including the market value of a proprietary product, expected number of competitors and technical ability. The aim is to be ready to launch the generic product on the day the proprietary product patent expires, unless manufacturers can find a way around the patents and launch earlier. It is important to be first to market. Historically the first manufacturer to market holds a greater market share and achieves higher profit margins than subsequent market entrants.

The price erosion of a proprietary product largely depends on the number of its generic competitors. The industry has seen aggressive pricing discounts, particularly in the United States oral generics sector, where a new oral generic launch can attract up to 8-10 competitors.[1] As prices decline quickly upon proprietary product patent expiry, speed to market is crucial in the quest to maximise financial returns. This requires timely research and development together with alignment of API sourcing, manufacturing capability, product licensing and distribution.

The earnings of generic pharmaceutical companies are typically volatile. The volatility of the generics industry is driven by:

- **Patent expiry:** While fundamentals support robust growth for the generic industry, the industry is primarily driven by patent expiries and not by the drivers of the overall pharmaceutical industry (ageing population and a tendency to prescribe higher priced new drugs). The number and value of patent expiries can vary significantly from year to year, with the result that the incidence of new generic product launches, and associated profitability, can be volatile;

- **Competitive pricing:** Generic price discounting is usually a function of the number of competitors in the market. A drug that sees one to two generic competitors may expect 20-40% erosion of the proprietary drug price, while six to eight competitors may trigger 80-90% pricing discounts; and

- **Legal proceedings:** In seeking early market launch opportunities, generic companies may be involved in patent litigation that seeks to prove one of more of the innovator's patents are invalid. If the generic company is successful, generic companies may be able to enter the market more quickly than otherwise possible.

Proprietary pharmaceutical companies are becoming increasingly aggressive in litigating against generic entries prior to patent expiry. Product launches are sometimes subject to legal challenges by proprietary pharmaceutical companies such that generic manufacturers are often involved in lengthy litigation against proprietary companies. Proprietary companies and competing manufacturers typically employ a number of tactics to delay the entry of new generic drugs, including patent extensions. Intellectual property rights and the freedom to operate that is associated with generic products is often unclear, due to the litigious nature of the industry.

Authorised generics have also become a part of common pharmaceutical company strategies, particularly in the United States market. 'Authorised' copies or generics occur when proprietary manufacturers allow a copy product to enter the market prior to generic competition. The proprietary company receives royalties whilst the generic company endeavours to develop a market for their generic product by being the first entrant. Discounts on the proprietary product are tied to the generic offering.

[1] There have been a number of oral generic launches that have seen prices tumble on the first day after patent expiry by up to 90% of the proprietary price.

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Growth in the generic pharmaceutical industry depends in part on the rate of patent expiries for proprietary drugs, and the market positions of the drugs for which patents expire. A number of patent expiries saw the industry enjoy buoyant conditions from around 2000, attracting new manufacturers and capital expenditure for expansion. Over the period 1996 to 2003 the aggregate sales for 15 of the larger global generic manufacturers grew at a compound rate of 19%. The boom brought capital investment at a more rapid rate. Since then, the rate of growth of the generic markets has slowed in part due to fewer patent expiries. Recent forecasts, however, suggest an improvement in industry economics, with an increasing number of drug patent expiries scheduled over the next few years. There is an estimated $157 billion of proprietary drug sales in 2005 that could be exposed to generic competition over the next ten years.

3.4 Market Penetration

The level of market penetration for generic pharmaceuticals varies significantly across the world and is highest in Germany, the United Kingdom and the United States.

Generic manufacturers largely compete on price, but the size of the manufacturer's portfolio is also important for both wholesaler and hospital pharmacy relationships. The substitution of proprietary products with generic products is driven globally by:

- changes in Government policies to support or require generic substitution;
- pressure from Governments and third party payers to contain health costs;
- increased acceptance of generic pharmaceuticals by healthcare professionals and consumers; and
- the number of patented pharmaceuticals that have come off patent.

3.5 Outlook

The fundamentals of the pharmaceutical industry in general and the generics industry in particular, are positive. The total pharmaceutical market is forecast to grow at a compound annual growth rate of 5-8% over the next five years[2]. Globally, with an ageing population and increasing health budgets, cheaper generic drugs are attractive to the funding agencies trying to reduce costs.

Despite favourable underlying growth in the global generic pharmaceutical industry, participants are subject to significant competitive pressure from new low cost producers. Because of this increasing competition, the inherent volatility of the generic industry and also the fragmented nature of the sector, many commentators believe that the industry is likely to undergo ongoing restructuring and consolidation.

3.6 Injectable Generic Pharmaceuticals

Competition in the injectable generics market has historically been less than in the oral generics market due to the significant barriers to entry for injectable generics. The manufacture of injectable generics is more complex than the manufacture of oral generics, reflecting the safeguards and higher levels of manufacturing controls required for drugs that are introduced directly into the bloodstream.

With lower competition and higher margins and barriers to entry, large oral generic producers are being attracted to the injectable generics market. Major suppliers such as Teva Pharmaceutical Industries Ltd ("Teva") and Novartis AG ("Novartis") have been aggressive acquirers to establish their presence in the injectable sector. The rapid entry of low cost producers into the oral drug sector has further increased the attractiveness of the injectables sector. However, many market

2 IMS Health

participants expect that profits will continue to grow, with market expansion outweighing revenue losses incurred from elevated competition.

3.7 Oncology Pharmaceuticals

Global sales of oncology pharmaceuticals (cancer drugs) were around US$29 billion for the 2005 calendar year and grew 19% during the period and 18% per annum for the four years to 2004.[3] The oncology sector is expected to present significant opportunities for pharmaceutical manufacturers in the coming years[4]. The following graph illustrates the estimated growth in oncology pharmaceutical sales in the major global pharmaceutical markets of the United States, United Kingdom, Germany, France, Spain, Italy and Japan.


Major Market Oncology Sales
(United States, United Kingdom, Germany, France, Spain, Italy and Japan)
(2004-2014)
Sales ($m)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: Datamonitor Generics Cancer Market, December 2005.

Total sales in the generic oncology market were estimated at US$1.3 billion in 2004, and are expected to increase to US$10.9 billion by 2014 across the United States, United Kingdom, Germany, France, Spain, Italy and Japan[5]. There are many significant molecules coming off patent within the next five years. Many of the oncology drugs used in practice today are injectable formulations and as with the injectable sector, competition in the oncology sector has historically been lower than in other generic sectors. The greater expertise required to manufacture cytotoxic oncology drugs (toxic drugs used in chemotherapy treatments) represents a significant barrier to entry for these types of oncology drugs.

The outlook for the generic oncology sector is positive. Awareness of cancer is at an all time high with cancer incidence rates increasing in line with an ageing population. Currently, 20% of the developed world's population is aged 60 years and over. This demographic is expected to increase to 32% of the developed world's population by 2050. Moreover, the World Health Organisation estimates that the global incidence of cancer cases will rise from 10 million in 2000 to 15 million in 2020. Increased government expenditure required for healthcare will ensure growing pressure is placed on manufacturers to provide affordable treatments. This represents a lucrative opportunity for generic manufacturers, as strong demand for low cost generic alternatives to the proprietary drugs is likely to produce sustained growth for many years.

[3] IMS Health: MIDAS, Dec 2005

[4] Datamonitor, Generics Cancer Market, December 2005 predicts the cancer market to be worth approximately US$50 billion by 2010.

[5] Datamonitor, Commercial Insight: Generic Cancer Market, Dec 2005

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3.8 Emerging Low Cost Producers

A significant challenge for the industry is the growing manufacturing capacity in emerging markets. Primarily made up of Indian and Chinese based suppliers, emerging, low cost manufacturers are graduating to developed world markets, resulting in increased competition and declining prices. Many existing manufacturers are examining relocation of product development and manufacturing to lower cost countries, by acquisition, through investment in new facilities, and/or by securing joint ventures with partners in emerging markets in order to leverage off their lower cost base.

Traditionally low cost producers have served the less regulated markets of Asia and Africa. As their expertise has grown some have migrated to semi regulated markets such as Latin America. In more recent years low cost manufacturers have achieved growing rates of penetration in the developed and more highly regulated markets of the United States and Europe. This trend is expected to continue over the short to medium term.

There are around 2,000 pharmaceutical companies in India alone. Indian manufacturers have been investing similar levels of capital expenditure to their United States and European counterparts as they gear up to reach the standards of the more highly regulated markets. Capital expenditure by Indian manufacturers is estimated to have represented around 30% of global capital expenditure in the generic pharmaceutical sector in 2004.

Three advantages for manufacturers from emerging markets are:

- lower cost of APIs, as generally they have developed their own sources;
- up to 30-40% lower cost bases, due to cheaper manufacturing labour, skilled research and development scientists and capital expenditure costs; and
- existing experience in the development of generic versions of the proprietary drug compounds that are yet to come off patent in the United States and European markets. The historically less rigorous patent legislation in many of the less regulated markets such as India and China has allowed local suppliers in those markets to launch generic drugs as soon as they could be produced. By the time the drug patent expires in the more regulated markets these suppliers have had years of experience with the drug compound. The benefits include improved yields and more cost effective manufacturing processes.

3.9 Generic Markets in Europe and United States

It is expected that industry participants' attention will be focussed on Europe in the short to medium term. While the United States market has a high generic drug penetration and has seen very high growth, competition in some parts of Europe has not been as fierce. Europe's nationalised health services are currently facing increased budgetary constraints, encouraging an increase in generic market penetration. The European market for generics may be more attractive than the United States because:

- overall, competition may not be as fierce;
- standardised pharmaceutical laws passed in December 2003 have reduced differences between individual European markets, increasingly allowing generic participants to address Europe as a single market;
- organic growth potential may be higher in Europe than in the saturated and more mature United States generics market; and
- historical fragmentation in the European market provides opportunities for consolidation and profitability growth through greater efficiencies.

Examples of relevant European acquisitions within the industry are:

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- Teva's acquisition of the United States based generic injectable drug company, Sicor Inc, with a view to leveraging Sicor Inc's portfolio across Teva's European distribution network and increasing Teva's exposure to the generic injectables market;

- Novartis' acquisition of:

  - the second largest German generic pharmaceutical company, Hexal AG, and 67.7% of the United States based generic pharmaceutical company, Eon Labs, Inc; and

  - the Canadian injectable drug company, Sabex Holdings, which provided the generic business of Novartis, Sandoz, with a leadership position in injectable generic pharmaceuticals in Canada and a platform to build a generic injectables business globally, particularly in the rapidly growing United States market;

  with the intention of becoming the world leader in generic pharmaceuticals; and

- Dr Reddy's Laboratories Ltd's acquisition of the fourth largest generics company in Germany, Betapharm Arzneimittel GmbH ("Betapharm"), enabling it to leverage off Betapharm's product development range to build its generics business in Europe.

On the other hand:

- competition is intense in some countries;

- differing legal systems across Europe make patent challenges, a common pharmaceutical strategy, more challenging;

- sales and distribution is more complex and expensive than in the United States; and

- generic drug substitution is encouraged in some countries (eg. France and Spain) but currently does not enjoy uniform support in the European territories.

Moreover, the United States has the world's largest and most mature generic market and it is likely to continue to provide great opportunities to manufacturers for some time. Traditionally the United States has led the way in terms of favourable legislation for generics, although it is now lagging behind the European Union in relation to biogenerics regulation. Proprietary drug prices in the United States are generally the highest in the world, primarily because the government does not act as a single buyer of pharmaceuticals. This encourages strong demand for less expensive generic drugs.

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4 Profile of Mayne Pharma Limited

4.1 Overview

4.1.1 Background

Mayne Pharma is an international pharmaceutical company involved in the research, development, manufacture and sale of injectable generic and specialty pharmaceuticals with an emphasis on generic injectable oncology products and related therapeutic areas such as pain management and anti infectives. In May 2006, Mayne Pharma announced that following a strategic review the company would be repositioned to create a leading global specialty pharmaceutical company focussed on the oncology segment. Mayne Pharma's product portfolio will be developed to include a broad range of products (both proprietary and generic) prescribed by oncologists in treating patients.

Mayne Pharma has a direct presence in 21 countries and indirect distribution in a further 48 countries and employs approximately 2,150 employees globally. Most of Mayne Pharma's senior management team recently relocated to London in the United Kingdom to enable senior management to focus on the core operations of the company and the opportunities for expansion. Mayne Pharma was established as an independent ASX listed entity on 21 November 2005 upon completion of its demerger from Australian health-care company, Mayne (now Symbion Health Limited).

Mayne Pharma's predecessor business was established as FH Faulding & Co Limited ("Faulding"), which opened its first pharmacy in Adelaide, Australia, in 1845. The company commenced manufacturing its own proprietary lines by 1850, and by 1900 had offices in London, Perth and Sydney. Faulding was acquired by Mayne in October 2001, which at the time was an international services company operating in the healthcare and logistics industries. Following the acquisition of Faulding, Mayne significantly rationalised its businesses to focus on healthcare, and the non-healthcare logistics business was divested in February 2003. Further rationalisation occurred in 2003 with the divestment of the private hospital business, and Mayne Pharma was demerged from Mayne in November 2005.

Mayne Pharma now operates as an independently listed international specialty pharmaceutical company focussed on the oncology segment, with activities in Europe, the Middle East, Africa ("EMEA"), Asia Pacific and the Americas. In EMEA, Mayne Pharma has an extensive distribution network. According to IMS Health Incorporated, Mayne Pharma is the market leader by revenues for injectable generic oncology pharmaceuticals in the United Kingdom and Italy and occupies top three positions in Germany, France and Spain. In North America, Mayne Pharma is the second largest supplier of generic injectable oncology pharmaceuticals by sales in Canada and has an emerging presence in the United States. In addition, Mayne Pharma has a strong market position in the Asia Pacific region, where it focuses primarily on Australia and New Zealand. Mayne Pharma generated pro forma sales revenue of $803 million and pro forma EBITDA[6] of $171 million in the financial year to 30 June 2006.

Mayne Pharma has enhanced its global position in injectable pharmaceuticals through a number of acquisitions in recent years, including the acquisition of:

- the rights to sell and market the oncology drug paclitaxel in North America from Abbott Laboratories in September 2003;
- the paclitaxel API business from Napro Biotherapeutics Inc., in Colorado in December 2003;
- the MVI® (injectable multivitamins) and Aquasol product ranges from aaiPharma Inc in May 2004;

[6] EBITDA is defined as earnings before net interest, income tax, depreciation, amortisation and significant items.

- the specialist injectable contract manufacturing business Wasserburger Arznemittelwerk Dr. Madaus GmbH ("Wasserburger"), in Germany in May 2004;
- a leading Spanish specialist hospital generic pharmaceutical distribution business from Laboratorios Farmacéuticos ROVI SA in December 2004;
- the Intra-Tech Healthcare Limited aseptic manufacturing service in the United Kingdom in June 2005;
- the pharmaceutical sales company Onkoworks Gesellschaft für Hestellung und Vertrieb onkologischer Spezialpräparate GmbH ("Onkoworks"), focussed on generic oncology drugs in Germany, in June 2005;
- the Italian generic pharmaceutical businesses, PHT Pharma Srl and Biologici Italia Laboratories, in June and August 2005 respectively; and
- the North American rights to SuperGen's Nipent® (pentostatin for injection) and SurfaceSafe™, in August 2006.

These acquisitions increased Mayne Pharma's manufacturing capabilities and significantly added to its market presence and portfolio of products in the injectable oncology and acute care sectors. Following these acquisitions Mayne Pharma became the number two manufacturer and supplier of paclitaxel globally.

4.1.2 Key Products

Mayne Pharma's product portfolio is focussed on products prescribed by oncologists, with 74% of product revenues sourced from this class of product in the 2006 financial year.


Mayne Pharma Product Revenue by Therapeutic Class
Year ended 30 June 2006
Non-oncology 26%
Anti-cancer agents 47%
Pain management 3%
Oncology other 6%
Bisphosphonate 8%
Anti-infective 10%

Source: Mayne Pharma.

Mayne Pharma has significant market positions in generic oncology pharmaceuticals in Europe and Asia and a developing presence in the United States.

Oncology is regarded as a highly attractive market, with relatively low competition, high barriers to entry and premium pricing opportunities. The low distribution costs associated with selling oncology products through hospital networks is another attractive feature of this market.

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Mayne Pharma's top 10 products (by sales) generated 50% of its revenue for the financial year to 30 June 2006. Mayne Pharma's key injectable pharmaceutical products are:

- paclitaxel, a drug for the treatment of ovarian, breast and non-small cell lung cancer. Paclitaxel was Mayne Pharma's number one selling product with sales of $139 million in the financial year to 2006;
- pamidronate, an oncology drug used to treat a condition involving too much calcium in the blood, which may be associated with certain types of cancer, and Mayne Pharma's second best selling product;
- irinotecan, a drug for the treatment of cancer of the colon or rectum;
- MVI®, injectable multivitamins to provide nutrition to patients unable to feed orally; and
- carboplatin, a drug for the treatment of ovarian cancer.

Mayne Pharma received marketing authorisation in September 2006 for its oxaliplatin product from the United Kingdom drug approval agency, which followed a ruling from the United Kingdom High Court (subject to ongoing appeal) which found in favour of Mayne Pharma in regard to certain patents for its oxaliplatin product. Mayne Pharma has also received marketing authorisation in other European and non-European territories such as Portugal, Denmark, Sweden and Australia. Oxaliplatin is one of the largest anti-cancer pharmaceutical products in the world by sales.

Mayne Pharma as part of its recently announced strategic review is expected to rationalise its portfolio of products to focus on key molecules and has identified more than 20 molecules it is investigating whether to delete from its product range that contribute only marginally to the company's earnings.

Mayne Pharma operates a small specialist oral pharmaceutical business. Oral pharmaceutical sales represent less than 10% of total sales. Mayne Pharma manufactures and sells four oral pharmaceutical products: Doryx (anti-infective/acne); Astrix (pain); Eryc (anti infective); and Kapanol (pain). Doryx, an antibiotic used in the treatment of acne, contributes a large proportion of Mayne Pharma's oral sales.

Mayne Pharma currently has 46 molecules in the generic development pipeline. Of these, 23 molecules are pre-dossier products that are still at the development stage, for which the requisite documents required for regulatory approval have not yet been filed with the relevant authority. A further 23 molecules are filed-dossier products. Development of these products is considered complete and the requisite documentation required for regulatory approval has been filed with the relevant authority, but that authority has not yet approved the product. These products had an estimated local market value of US$4.2 billion as at 11 September 2006, a large increase relative to the local market value of filed-dossier products at 31 December 2005 of US$2.2 billion. Local market value refers to the sales of the equivalent patented product prior to the expiration of the patent in the countries in which Mayne Pharma expects to launch its products. Accordingly, local market value is not a forecast of Mayne Pharma's expected sales revenue. Mayne Pharma's pipeline of products includes epirubicin (a drug used in the treatment of certain types of cancer), gemcitabine, docetaxel and other major oncology medicines.

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Mayne Pharma Generic Pipeline
Pre-dossier
23 Molecules
Filed dossier
23 Molecules
Number of molecules
16
14
12
10
8
6
4
2
0
Early Stage
2
Development
14
Stability Testing
Pre-filing
7
Pending at FDA
10
Pending at an EU Agency
14
Pending at TGA
15
Pending at TPD
8

Source: Mayne Pharma.

Mayne Pharma's primary customers are oncologists. The major distribution channels for Mayne Pharma's injectable products are hospitals and clinics as well as distributors, group purchasing organisations and governments through tender processes. Mayne Pharma also sells a limited range of products (predominantly oral) through pharmacies.

In recent years, Mayne Pharma has also entered into a number of product in-licensing agreements, involving the sale of products under licence from third parties, to expand its product portfolio. A significant example was the in-licensing agreement with IVAX Corporation, Inc ("IVAX") for the manufacture, marketing and distribution of Paxene® (a brand of alternative paclitaxel drug) in Europe.

Mayne Pharma already has an extensive oncology product portfolio primarily comprising key generic cytostatic medicines, and additional core oncology products in the development pipeline. Mayne Pharma plans to build on this portfolio by increasing its investment in its internal development capability, by way of in-licensing agreements, through the acquisition of already commercialised products and by enhancing its expertise in bringing both generic and proprietary oncology drugs to the market.

Mayne Pharma's research and development activities are focussed on oncology and related drugs, and aim to develop generic products that have one or more characteristics that make it difficult for competitors to develop competing products. Research and development is conducted almost exclusively at Mayne Pharma's facility in Mulgrave, Victoria. In the past two financial years, Mayne Pharma has established relationships with research and development partners in low cost and generic-friendly environments, such as India. Mayne Pharma currently employs more than 130 research and development professionals globally.

A key outcome of Mayne Pharma's recently announced repositioning is that the company's activities will be extended to include the development of proprietary drugs, beyond its existing activities in Australia. In addition to its ongoing investment in developing generic oncology medicines, Mayne Pharma intends to focus on reformulation of existing proprietary or generic drugs to deliver ICE products with improvements that are either patentable in their own right, or do not infringe on the innovator's patents. The company expects the expansion of its speciality proprietary oncology products business to increase margins, increase average product life cycles and reduce earnings volatility.

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Mayne Pharma has expertise in bringing products to market in a timely and efficient manner by devising sophisticated regulatory approaches in the registration of generics. Mayne Pharma employs a team of approximately 130 regulatory specialists globally, to manage the complex regulations associated with generic pharmaceuticals.

Patent litigation is a common aspect that arises up until the launch of many generic products. At any point in time Mayne Pharma may be involved in various litigation matters related to products it is developing.

4.1.3 Manufacturing Facilities

Mayne Pharma operates manufacturing facilities in each of its core regions: Aguadilla, Puerto Rico, and Boulder, Colorado, in the United States; Mulgrave, Victoria, and Salisbury, South Australia in Australia; and Wasserburg, Bavaria, in Germany. Each of these facilities is approved by the United States Food and Drug Administration ("USFDA"). The majority of Mayne Pharma's products by sales value are currently manufactured in Mulgrave.

Mayne Pharma sources APIs from third parties, with the exception of paclitaxel API. API can account for a significant proportion of total product costs. A small component of Mayne Pharma's manufacturing activities, representing 13% of revenues, involves contract manufacturing for third parties.

In May 2005, Mayne Pharma entered into a joint venture with Indian pharmaceutical company, Cadila Healthcare Limited, a member of the Zydus Cadila Group, to build, own and operate a cytotoxic fill and finish and API manufacturing facility in India. Construction of the facility commenced in November 2005, and finished dose production is expected to commence in the financial year ending 30 June 2008. The creation of in-house API development and processing capabilities in a low cost environment has the potential to bring significant financial benefits. India is expected to increasingly become a low cost, high quality source of oncology related products for Mayne Pharma and enable the company to address the emerging threat from low cost manufacturers and remain competitive. Mayne Pharma is also intending to use the API development and processing expertise at its Boulder facility to vertically integrate into additional APIs.

4.2 Profile of Operations

Mayne Pharma has sought in recent years to expand its operations geographically. Mayne Pharma has operations in three regions: EMEA, Asia Pacific and the Americas. Mayne Pharma expects to focus its geographic expansion efforts on deepening its presence in the United States, Canada and Western Europe and potentially entering new markets in Eastern Europe and Asia. Mayne Pharma's repositioning and future strategy is expected to result in a decline in the relevance of the Australian market and increasing the significance of the European and United States markets.

Mayne Pharma has established considerable commercial influence with oncology customers, with a strong market position in the United Kingdom generic oncology market and a strengthening position in continental Europe. Mayne Pharma has a direct presence in each of the five largest pharmaceutical markets in Europe. Mayne Pharma believes there is considerable opportunity for further expansion in these relatively under-penetrated generic oncology markets through organic growth, in-licensing and acquisition, particularly in France, Spain and Italy.

A key component of Mayne Pharma's repositioning is to create a leading global specialty pharmaceutical company focussed on the oncology customer and to significantly expand its portfolio in the United States through in-licensing, acquisition and internal development.

Mayne Pharma's pro forma revenue for 2006 is analysed by region in the graph below:

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Mayne Pharma Pro forma Revenue by Geographic Region
Year ended 30 June 2006
Americas
27%
Europe, Middle East,
Africa
49%
Asia Pacific
24%

Source: Mayne Pharma.

4.2.1 Europe, Middle East & Africa

Mayne Pharma is a leading manufacturer and distributor of injectable generics in EMEA where it employs approximately 660 people. Mayne Pharma is estimated to be the leader by revenue in injectable generic oncology drugs in the United Kingdom and Italy, occupies top three positions in Germany, France and Spain (which, along with the United Kingdom and Italy, make up the top five national markets by volume of sales within the regions), and is the overall market leader by total sales in these top five national markets. Mayne Pharma employs more than 100 people in sales and marketing in the EMEA region. Contract manufacturing is undertaken in Mayne Pharma's manufacturing facility in Wasserburg, Germany and over time is expected that a higher proportion of its production will be of Mayne Pharma products. The company also operates an aseptic manufacturing service business in the United Kingdom which prepares ready to use formulations of products for hospital customers.

EMEA operations contributed approximately 49% of Mayne Pharma's revenue in the financial year to 30 June 2006.

Mayne Pharma has significantly expanded its geographic presence and product range since the Faulding acquisition. Mayne Pharma's EMEA product portfolio is focussed on oncology products and other products prescribed by oncologists. These products accounted for approximately 82% of its revenue for the financial year to 30 June 2006.

Demand by European governments for measures to reduce health spending has promoted significant growth in generic pharmaceutical sales in Europe in recent years. Germany and the United Kingdom are relatively mature markets for generic pharmaceuticals. Penetration rates of generic pharmaceuticals in Europe, outside the United Kingdom and Germany, are significantly less than for the United States, and as a consequence the European market for generic pharmaceuticals is expected to grow strongly.

In Europe, evaluation of drugs is overseen by the European Agency for Evaluation of Medicinal Products. Typically, the approval process for generic pharmaceuticals takes 15-24 months.

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4.2.2 Asia Pacific

Mayne Pharma is the market leader in the manufacture and distribution of injectable generic pharmaceuticals in Australia and has established positions in several Asia Pacific markets including New Zealand, Thailand, Malaysia, Korea, Singapore, Taiwan, Hong Kong and China. Mayne Pharma has entered into agreements with Indian companies for research and development and the manufacture of products for export to Europe and the United States.

Mayne Pharma currently employs over 65 people in sales and marketing in the region. Sales in Australia currently account for the majority of Mayne Pharma's sales in the region. Approximately 1,160 people are employed in the Asia Pacific region, predominantly in Australia.

In Australia, all generic pharmaceuticals require registration under the Therapeutic Goods Administration ("TGA") to ensure that the quality, safety and efficacy of the products meet Australian standards. Manufacturers of TGA registered goods must have manufacturing processes that comply with the principles of the Good Manufacturing Practice code. Mayne Pharma's focus in Australia is on injectable products which are generally sold to public hospitals through tender contracts, and are therefore less dependent on the Government's Pharmaceutical Benefits Scheme reference price.

Mayne Pharma's primary manufacturing facility is located in Mulgrave, Victoria. Some contract manufacturing is also undertaken at the site. At present, the Mulgrave plant is the central manufacturing asset for the global Mayne Pharma business. Mayne Pharma recently completed a $50 million upgrade of its cytotoxic production facility at the Mulgrave plant to meet demand for its products and its product pipeline. The new facility began commercial production for products sold in Australia and TGA recognised countries in April 2006, with approval for production to the United States expected in late 2007.

Mayne Pharma's oral product manufacturing facility is located in Salisbury, South Australia. The Salisbury site's primary role is as a contract manufacturer. The site has significant capacity for a number of different oral pharmaceutical products.

Mayne Pharma's Asia Pacific operations contributed approximately 24% of Mayne Pharma's revenue in the financial year ended 30 June 2006. More than 40% of Mayne Pharma's sales in Australia were for branded generics and specialty products, with the remainder for commodity products. Sales in Australia are approximately 75% to hospitals, with the balance principally to retail pharmacies. Oncology products and other products prescribed by oncologists comprised approximately 49% of Mayne Pharma's sales in the Asia Pacific in the financial year ended 30 June 2006.

4.2.3 Americas

In North America, Mayne Pharma is the second largest supplier of generic injectable oncology pharmaceuticals by sales in Canada and has an emerging presence in the United States. A majority of Mayne Pharma's Americas revenue is derived from commodity generics, with an emphasis on oncology. Mayne Pharma employs approximately 340 people in the Americas. Operations in Mexico and Brazil were discontinued in the financial year ended 30 June 2005.

Mayne Pharma's growth into the United States was driven by the launch of pamidronate and the subsequent acquisition of paclitaxel.

Mayne Pharma's key products in the Americas are pamidronate, paclitaxel, methotrexate and MVI®. Sales of oncology products and other products prescribed by oncologists accounted for approximately 63% of sales in the Americas in the financial year to 30 June 2006.

The United States pharmaceutical market is the largest in the world, representing approximately half of the global market. Generic drugs have a greater degree of penetration in the United States than in any other pharmaceutical market. The United States market for generics is particularly competitive. Therefore, the rate of price erosion of key generic drugs following their launch tends to be high.

The USFDA requires that generic pharmaceutical manufacturing operations, both of companies based in the United States and of companies that export to the United States, comply with United States Code of Federal Regulations current Good Manufacturing Practices. In the United States, marketing of new generic drugs must also be approved by the USFDA. The time typically required to receive USFDA approval is 12-24 months. Product approval can be given subject to the resolution of patent issues associated with the relevant proprietary product.

Mayne Pharma has manufacturing sites at Aguadilla, Puerto Rico, and Boulder, Colorado. The primary role of the Boulder facility is to supply paclitaxel API for conversion at the Mulgrave plant. In 2004, the Aguadilla facility supported the United States domestic business with 9 molecules and around 25 presentations of non-cytotoxic finished product. The Aguadilla site is undergoing a significant compliance and capacity upgrade, with the construction phase of the upgrade now complete. However, as a result of the redefined strategic focus of Mayne Pharma and the identification of other manufacturers to supply some of the company's oncology related pharmaceutical products, Mayne Pharma is re-evaluating its options for the Aguadilla facility. The alternatives being considered include completing the upgrade, divesting the facility or closing the site.

Mayne Pharma's Americas operations contributed approximately 27% of Mayne Pharma's revenue for the financial year to 30 June 2006.

4.3 Financial Performance

The historical pro forma financial performance of Mayne Pharma for the financial years ended 30 June 2003, 30 June 2004, 30 June 2005 and 30 June 2006 and the budgeted financial performance for the financial year ending 30 June 2007 are summarised below:

Mayne Pharma – Financial Performance ($ millions)

	Year ended 30 June					
	2003 Pro forma AGAAP	2004 Pro forma AGAAP	2005 Pro forma AGAAP	2005 Pro forma AIFRS	2006 Pro forma AIFRS	2007 Budget AIFRS
Sales Revenue						
EMEA	176	203	326	329	391	410
Asia Pacific	162	192	205	160	194	196
Americas	128	115	156	194	217	260
Sales Revenue	**466**	**510**	**687**	**683**	**803**	**866**
Cost of sales				(385)	(440)	(447)
Gross Profit				**298**	**363**	**420**
EBITDA	**95**	**99**	**128**	**134**	**171**	**194**
Depreciation	(14)	(16)	(20)	(19)	(21)	(28)
EBITA	**81**	**83**	**108**	**115**	**150**	**166**
Amortisation	(37)	(41)	(62)	(28)	(31)	(32)
EBIT	**44**	**42**	**46**	**87**	**119**	**134**
Statistics						
Sales revenue growth	*na*	*9.5%*	*34.6%*	*na*	*17.6%*	*8.3%*
EBITDA growth	*na*	*4.4%*	*28.8%*	*na*	*27.7%*	*14.1%*
EBIT growth	*na*	*(5.3%)*	*8.9%*	*na*	*37.3%*	*12.9%*
EBITDA margin	*20.3%*	*19.4%*	*18.5%*	*19.6%*	*21.3%*	*22.4%*
EBIT margin	*9.5%*	*8.2%*	*6.6%*	*12.7%*	*14.8%*	*15.5%*

Source: Mayne Group Demerger Explanatory Memorandum, Explanatory Note to 2006 Results, Mayne Pharma management accounts.
Numbers may not add due to rounding.

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The 2007 budget was prepared in the period from March to May 2006 and approved by the Board of Mayne Pharma in June 2006. The budget was subsequently adjusted to account for the acquisition of Nipent in August 2006. The generic pharmaceutical industry is volatile and accordingly, actual results will vary from the budgeted results and those variations could be material.

The pro forma results incorporate adjustments for material discontinued activities, exclude the impact of certain significant items and reflect the costs of Mayne Pharma operating as an independent company.

EMEA pro forma revenue grew 15% in the financial year ended 30 June 2004, through expansion into Germany and the Nordic region as well as a strong contribution from the oncology drug pamidronate across the region. Asia Pacific pro forma revenue grew 19% in the financial year ended 30 June 2004, primarily from underlying growth in Australia and New Zealand and stronger sales as parts of the region recovered from the outbreak of severe acute respiratory syndrome ("SARS"). Mayne Pharma launched four new products in the Asia Pacific during the period, which assisted growth. Pro forma revenue of the Mayne Pharma business in the Americas declined in the financial year ended 30 June 2004, as a result of lower pricing for pamidronate and the appreciation of the Australian dollar during the period.

EMEA pro forma revenue grew 60% in the financial year ended 30 June 2005 due to the full period contribution of Paxene® across Europe, the full year contribution of the Wasserburger contract manufacturing business and the contribution of acquisitions made during the period. Asia Pacific pro forma revenue grew moderately in the financial year ended 30 June 2005, from organic growth of existing products in Australia and New Zealand and increased oral export sales. Pro forma revenue in the Americas grew 36% in the financial year ended 30 June 2005, as a result of full period contributions from the MVI® and United States paclitaxel acquisitions and the launch of fluconazole and carboplatin in the United States.

EMEA pro forma revenue grew 19% in the financial year ended 30 June 2006, supported by market share growth for paclitaxel across several markets, the continued rollout of irinotecan and the new launch of vinorelbine. Revenue growth was enhanced by the acquisition of Intra-Tech in June 2005. Mayne Pharma generated pro forma revenue growth of 22% in the Asia Pacific in the 2006 financial year. The mature nature of this market meant that growth was generated from products outside the top 10 sellers. Pro forma revenue in the Americas grew 12% in the financial year ended 30 June 2006. This reflected strong sales in Canada, following the launch of irinotecan, and sales growth in the United States due to the launch of mitoxantrone, relaunch of hydromorphone and increased sales of MVI and carboplatin.

A reconciliation of the historical pro forma financial performance and statutory reported financial performance of Mayne Pharma for the financial years ending 30 June 2005 and 30 June 2006 is summarised below:

Mayne Pharma – Reconciliation of Pro Forma Earnings ($ millions)

	Year ended 30 June	
	2005 AIFRS	2006 AIFRS
Reported EBIT	64	(4)
Add: significant items	13	124
Add: full period inclusion of F H Faulding business results	25	5
Less: full year corporate cost allocation	(16)	(6)
Pro forma EBIT	**87**	**119**

Source: Mayne Pharma.
Numbers may not add due to rounding.

Significant items for the 2005 and 2006 financial year are detailed in the table below. In Grant Samuel's view it is appropriate to adjust for these significant items as the pro forma earnings after

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adjusting for significant items are more indicative of the future financial performance of the business.

Mayne Pharma - Significant Items ($ millions)		
	Year ended 30 June	
	2005 AIFRS	2006 AIFRS
Legal and other costs associated with UK litigation relating to Epirubicin	(10)	-
Impairment of property, plant and equipment	-	(59)
Impairment of development costs	(1)	(43)
Impairment of investments	-	(4)
Related party debt forgiveness	(2)	-
Costs associated with the demerger of Mayne Pharma	-	(12)
Costs associated with the examination of a possible listing on the London Stock Exchange	-	(6)
Total significant items	**(13)**	**(124)**

Source: Mayne Pharma.
Numbers may not add due to rounding.

As part of the restructuring of Mayne immediately before the demerger of Mayne Pharma, the pharmaceutical business at Salisbury previously owned by FH Faulding & Co Limited was transferred to Mayne Pharma with effect from 18 November 2005. The pro forma adjustments include attributing to Mayne Pharma the EBIT associated with the Salisbury business for the 12 months of the 2005 financial year and for 4½ months for the 2006 financial year.

The pro forma EBIT also incorporates the additional corporate costs associated with the operation of Mayne Pharma as a standalone company. Additional corporate costs have been recognised for the 12 months of the 2005 financial year and the first 4½ months of the 2006 financial year, prior to the effective date of the demerger of 21 November 2005.

Further details of the significant items incorporated in the pro forma financial statements for 2005 and 2006 are set out in note 6 to the concise financial statements in the Mayne Pharma Annual Report 2006.

4.4 Dividends

Mayne Pharma commenced paying dividends in the second half of the 2006 financial year. Mayne Pharma expects to distribute up to 20% of net profit after tax as dividends to shareholders.

Mayne Pharma declared a final dividend for the second half of the 2006 financial year of 1.5 cents per ordinary share, 100% franked, payable 5 October 2006.

Mayne Pharma expects that its dividends will be fully franked in the medium term, despite generating significant earnings offshore.

4.5 Financial Position

The pro forma statement of financial position of Mayne Pharma as at 30 June 2005 under AGAAP and the actual statements of financial position as at 30 June 2005 and 30 June 2006 under AIFRS are summarised below:

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Mayne Pharma – Financial Position ($ millions)	As at 30 June		
	2005 pro forma AGAAP	2005 actual AIFRS	2006 actual AIFRS
Current debtors	204	172	205
Related party receivables	-	159	-
Inventories	191	181	195
Current creditors	(122)	(109)	(139)
Current tax liabilities	(7)	(17)	(8)
Net working capital	**266**	**386**	**254**
Property, plant and equipment	297	223	260
Intangibles	1,115	1,105	1,187
Deferred income tax	29	21	(6)
Provisions	(91)	(84)	(64)
Net other assets/(liabilities)	20	19	20
Capital employed	**1,636**	**1,671**	**1,651**
Cash	45	54	116
Related party indebtedness	-	(1,571)	-
Borrowings	(20)	(19)	(16)
Net cash/(borrowings)	**25**	**(1,536)**	**100**
Shareholders' equity attributable to members of Mayne Pharma	**1,661**	**135**	**1,751**
Statistics			
Net tangible assets ("NTA") per share	*$0.86*	*($1.55)*	*$0.89*
Gearing (net borrowings/(shareholders' equity plus net borrowings))	*(1.5%)*	*n/m*	*(6.0%)*

Source: Mayne Pharma.
Numbers may not add due to rounding.

The pro forma financial position of Mayne Pharma has been prepared on the basis that the demerger from Mayne had occurred on 30 June 2005. Pro forma adjustments have been made to reflect the debt structure of Mayne Pharma following the demerger, the acquisition of Faulding's oral pharmaceutical business at fair value, the subscription of new share capital in Mayne Pharma and transaction costs associated with the demerger.

Shareholders' equity attributable to members of Mayne Pharma per the statutory accounts was only $135 million as at 30 June 2005 due to accounting treatments associated with the demerger. Mayne Pharma's statutory balance sheet as at 30 June 2005 included the net value of outstanding amounts owed by Mayne Pharma to Mayne Group of $1,609 million, which was subsequently extinguished by Mayne Pharma through the issue of Mayne Pharma shares to Mayne Group shareholders.

Mayne Pharma had a net cash position of $100 million as at 30 June 2006, including debt of $14.2 million primarily relating to Wasserburger. No debt had been drawn under the $225 million Mayne Pharma syndicated bank facility as at 30 June 2006.

4.6 Cash Flow

Mayne Pharma's cash flows for the two years ended 30 June 2005 and 30 June 2006 prepared under AIFRS are summarised below:

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Mayne Pharma – Cash Flow ($ millions)		
	Year ended 30 June	
	2005 AIFRS	2006 AIFRS
EBITDA	106	46
Changes in working capital and other adjustments	18	(138)
Operating cash flow	88	184
Payments for property, plant and equipment (net)	(83)	(64)
Proceeds from borrowings (net)	191	31
Tax Paid	1	(15)
Net interest paid	(2)	(1)
Payment for operating rights and licenses	(60)	(24)
Business acquisitions (net)	(92)	(22)
Payments for capitalised product development	(13)	(28)
Payments for investments	-	(3)
Payments for amounts capitalised into goodwill	(8)	-
Net cash generated (used)	21	57

Source: Mayne Pharma.
Numbers may not add due to rounding.

4.7 Capital Structure and Ownership

As at 30 September 2006, Mayne Pharma had the following securities on issue:

- 640,655,416 ordinary shares; and
- 11,170,000 options over unissued ordinary shares.

Under the Scheme implementation agreement Mayne Pharma is required to use all reasonable endeavours to procure that the holders of Mayne Pharma options enter into cancellation agreements in respect of all their options. The amount payable to option holders for each option cancelled will be equal to the amount by which the Hospira Offer exceeds the relevant option exercise price.

At 30 September 2006, there were 61,001 registered shareholders in Mayne Pharma with the top ten registered shareholders accounting for approximately 71% of the ordinary shares on issue:

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Mayne Pharma – Top Ten Shareholders	Number of Shares (000s)	% Interest
Westpac Custodian Nominees Ltd	144,510	22.6%
Citicorp Nominees Pty Limited	73,650	11.5%
National Nominees Limited	66,969	10.5%
J P Morgan Nominees Australia Limited	64,016	10.0%
Cogent Nominees Pty Limited	23,908	3.7%
ANZ Nominees Limited	21,731	3.4%
Westpac Financial Services Ltd	21,134	3.4%
UBS Nominees Pty Ltd	15,004	2.3%
RBC Dexia Investor Services	13,645	2.1%
HSBC Custody Nominees	8,805	1.4%
Subtotal – Top ten ordinary shareholders	**453,372**	**70.8%**
Other shareholders	187,283	29.2%
Total ordinary shareholders	**640,655**	**100.0%**

Source: Mayne Pharma.

Substantial shareholders with an interest as at 30 September 2006 of more than 5% of the Mayne Pharma ordinary shares on issue are set out below:

Mayne Pharma – Substantial Shareholders	Number of Shares (000s)	% Interest
Westpac Banking Corporation	68,230	10.7%
Maple-Brown Abbott Limited	66,349	10.4%
National Australia Bank Limited	53,188	8.3%
Challenger Financial Services Group Limited	34,220	5.3%

Source: Mayne Pharma.

4.8 Share Price History

A summary of the share trading history of Mayne Pharma since its listing on 21 November 2005 is set out below:

Mayne Pharma – Ordinary Share Price and Trading History					
Month ended	Share Price ($) High	Low	Close	Average Weekly Volume (000s)	Average Weekly Transactions
30 November 2005	2.92	2.60	2.68		
31 December 2005	2.64	2.35	2.54	17,026	1,503
31 January 2006	2.80	2.48	2.55	13,971	1,440
28 February 2006	2.92	2.42	2.77	14,575	1,859
31 March 2006	3.06	2.72	2.96	16,694	1,952
30 April 2006	3.11	2.84	2.96	9,969	1,545
31 May 2006	3.02	2.49	2.68	15,506	2,351
30 June 2006	2.79	2.51	2.60	9,881	1,597
31 July 2006	2.86	2.43	2.75	12,096	2,041
31 August 2006	3.10	2.75	3.07	9,991	2,435
Week ended					
1 September 2006	3.10	3.01	3.06	11,770	1,824
8 September 2006	3.12	2.91	2.99	15,337	2,415
15 September 2006	3.03	2.82	2.93	7,608	2,282
22 September 2006	4.26	2.98	4.23	62,249	3,530
29 September 2006	4.30	4.23	4.29	34,337	2,924

Source: Iress.

The following graph illustrates Mayne Pharma's share price performance and trading volumes since its listing.


Mayne Pharma - Share Price & Trading Volume
21 November 2005 to 3 October 2006
Share Price ($)
Daily Volume (000's)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Volume
Close

Source: Iress.

Mayne Pharma shares commenced trading on 21 November 2005 following court approval for the demerger of the company from Mayne on 18 November 2005. Following Mayne Pharma's share price close at $2.85 per share on the first day of trading, the Mayne Pharma share price declined, with shares trading principally in the range $2.40-2.60 per share until late February 2006. Upon announcement on 22 February 2006 of Mayne Pharma's financial results for the six months ended 31 December 2005, the Mayne Pharma share price increased for approximately two months, reaching a high of $3.11 on 26 April 2006. Mayne Pharma's share price subsequently declined to

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a low of $2.43 on 25 July 2006. The share price increased following the company's trading statement on 28 July 2006 in which the company increased its profit guidance for the 2006 financial year.

Immediately before the announcement of the Scheme, Mayne Pharma shares closed at $3.10. Since the announcement of the Scheme on 21 September 2006, the shares have traded in the range $4.15 to $4.32 at a volume weighted average price of $4.21, with approximately 95 million shares traded.

Mayne Pharma is included in various S&P/ASX indices including the S&P/ASX 200 Index and represented approximately 7% of the S&P/ASX 200 Healthcare Index prior to the Scheme. The following graph illustrates the performance of Mayne Pharma shares since listing relative to the S&P/ASX 200 Healthcare Index.


Mayne Pharma vs S&P/ASX 200 Healthcare Index
Common Base
21 November 2005 - 3 October 2006
160
150
140
130
120
110
100
90
80
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Mayne Pharma
S&P/ASX 200 Healthcare

Source: Iress.

Since listing on the ASX, Mayne Pharma shares have performed broadly in line with the S&P/ASX 200 Healthcare Index. Mayne Pharma shares have outperformed the S&P/ASX 200 Healthcare Index since the release of the company's trading statement on 28 July 2006 in which the company increased its profit guidance for the 2006 financial year.

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5 Valuation of Mayne Pharma

5.1 Valuation Summary

Mayne Pharma has been valued in the range $2,430-2,730 million, which corresponds to a value of $3.73-4.19 per share. The valuation represents the estimated full underlying value of Mayne Pharma assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Mayne Pharma shares to trade on the ASX in the absence of a takeover offer.

The value for Mayne Pharma is the aggregate of the estimated market value of Mayne Pharma's operating business and other assets less external borrowings. The valuation is summarised below:

Mayne Pharma - Valuation Summary ($ millions)	Valuation Range	
	Low	High
Business operations	2,300	2,600
Net cash at 30 June 2006	100	100
Cash from exercise of options	30	30
Value of equity	**2,430**	**2,730**
Fully diluted shares on issue (millions)	651.8	651.8
Value per share ($)	**$3.73**	**$4.19**

The value attributed to the operating business of $2,300-2,600 million is an overall judgement. The valuation places principal reliance on capitalisation of earnings (including multiples of EBITDA and EBIT).

The earnings multiples implied by the valuation of Mayne Pharma's operating business are summarised below:

Mayne Pharma – Implied Valuation Parameters	Variable ($ million)	Low	High
Multiple of EBITDA			
Year ended 30 June 2005 (pro forma)	134	17.1	19.4
Year ended 30 June 2006 (pro forma)	171	13.5	15.2
Year ending 30 June 2007 (budget)	195	11.8	13.4
Multiple of EBIT			
Year ended 30 June 2005 (pro forma)	87	26.5	30.0
Year ended 30 June 2006 (pro forma)	119	19.3	21.8
Year ending 30 June 2007 (budget)	134	17.1	19.4

The earnings multiples implied by the valuation range are relatively high. However, in Grant Samuel's view the multiples are reasonable, having regard to the following:

- the multiples are generally consistent with the multiples implied by the prices at which transactions involving comparable international generic pharmaceutical companies have been completed, and at a premium to the multiples implied by the share prices of comparable international generic and specialty pharmaceutical companies;
- the overall outlook for the global generic pharmaceutical industry is positive, and Mayne Pharma is expecting very strong business growth;
- Mayne Pharma has a strong product pipeline, and regulatory and manufacturing strengths in the profitable generic injectable niche on which its business is focussed; and

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- it is reasonable to expect that a number of potential acquirers of Mayne Pharma could realise significant synergies through integrating Mayne Pharma into their existing operations. These synergies are reflected in the valuation of Mayne Pharma.

5.2 Methodology

5.2.1 Overview

Grant Samuel's valuation of Mayne Pharma is based on an estimate of the value of its operating business, to which has been added net cash as at 30 June 2006. The value of the operating business has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of Mayne Pharma is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Mayne Pharma could be expected to trade on the sharemarket as shares in a company normally trade at a discount to the underlying value of the company as a whole.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction, or the price at which offers have been made to acquire the business or comparable businesses. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

- capitalisation of earnings or cash flows;
- discounting of projected cash flows;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

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- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA and EBIT is usually not critical and should give a similar result. Both are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult.

In determining a value for Mayne Pharma's business, Grant Samuel has placed particular reliance on the EBITDA and EBIT multiples implied by the valuation range compared to the EBITDA and EBIT multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses. Capitalisation of earnings is the principal approach used by analysts to value generic pharmaceutical businesses, given that the volatile nature of these businesses means that longer term earnings and cash flow forecasts are highly uncertain, in turn making discounted cash flow valuations impractical. However, it must be recognised that the earnings volatility means that the application of capitalisation of earnings for valuation purposes is also subject to considerable uncertainty, and is inherently judgemental.

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including mining, and for the valuation of start-up projects where earnings during the first few years can be negative. Discounted cash flow valuations involve calculating the net present value of expected future cash flows. This methodology is able to explicitly capture the effect of a turnaround in business performance and significant changes in expected capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. Accordingly, the assessment of this terminal value becomes a critical determinant in the valuation (ie. it is a "de facto" cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the extent of any value range mean that the results need to be treated with care. Notwithstanding these limitations, discounted cash flow valuations are commonly used in valuing industrial companies and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made. In the case of Mayne Pharma, no detailed budgets have been prepared by Mayne Pharma beyond the year ending 30 June 2007. Although management has prepared forecasts for the two years to 30 June 2009, these have not been adopted by the Board. In any case, given the inherent volatility of the business, the forecasting of financial performance beyond 2007 is highly judgemental and accordingly Grant Samuel was not able to prepare a meaningful discounted cash flow valuation of Mayne Pharma.

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. Grant Samuel is not aware of any commonly used rules of thumb that would be appropriate to value the business of Mayne Pharma. In any event, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Mayne Pharma's case.

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5.2.2 Capitalisation Multiples

Selection of the appropriate earnings multiple is usually the most judgemental element of a valuation based on capitalisation of earnings. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

- economic factors (eg. economic growth, inflation, interest rates) affecting the markets in which the company operates;
- strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
- rationalisation or synergy benefits available to the acquirer;
- the structural and regulatory framework;
- investment and sharemarket conditions at the time; and
- the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used by valuers is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a "premium for control" to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates), market structures and regulatory frameworks. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

GRANT SAMUEL

5.3 Assessment of Implied Multiples

5.3.1 Overview

Grant Samuel has estimated a value for Mayne Pharma's business operations in the range $2,430-2,730 million. This value range implies the following multiples:

Mayne Pharma – Implied Valuation Parameters	Variable ($ million)	Low	High
Multiple of EBITDA			
Year ended 30 June 2005 (pro forma)	134	17.1	19.4
Year ended 30 June 2006 (pro forma)	171	13.5	15.2
Year ending 30 June 2007 (budget)	195	11.8	13.4
Multiple of EBIT			
Year ended 30 June 2005 (pro forma)	87	26.5	30.0
Year ended 30 June 2006 (pro forma)	119	19.3	21.8
Year ending 30 June 2007 (budget)	134	17.1	19.4

5.3.2 Market Evidence

Transaction Multiples

The multiples implied by the valuation range for Mayne Pharma have been compared to the multiples implied by the prices of selected comparable transactions involving international generic pharmaceutical companies. Grant Samuel's analysis focussed on transactions completed in the last three years or announced and pending, reflecting the greater relevance of recent transactions given the dynamic nature of the generic pharmaceutical industry. The transaction prices provide evidence of earnings multiples that acquirers are willing to pay and provide some support for the earnings multiples implied by the Mayne Pharma valuation.

GRANT SAMUEL

Recent Transaction Evidence

Date	Target	Transaction	Consideration[7] ($US millions)	Revenue Multiple Historical	Revenue Multiple Forecast	EBITDA Multiple[8] Historical	EBITDA Multiple Forecast	EBIT Multiple[9] Historical	EBIT Multiple Forecast
Mayne Pharma Valuation Range									
- High			**2,070**	**3.4**	**3.1**	**15.2**	**13.4**	**21.8**	**19.4**
- Low			**1,840**	**3.0**	**2.8**	**13.5**	**11.8**	**19.3**	**17.1**
Australia									
Sep 06	Mayne Pharma Limited[1]	Acquisition by Hospira, Inc	1,934	3.2	2.9	14.9	13.1	21.3	19.0
North America									
Mar 06	Andrx Corporation[1]	Acquisition by Watson Pharmaceuticals, Inc	1,539	1.5	1.5	20.6	28.8	39.3	n/m
Oct 05	Generics business of Alpharma Inc	Acquisition by Actavis Group	810	1.1	n/m	13.4	n/m	n/m	n/m
Jul 05	IVAX Corporation	Acquisition by Teva Pharmaceutical Industries Ltd	7,914	4.3	3.7	23.2	19.1	30.7	24.9
May 05	Amide Pharmaceuticals Inc	Acquisition by Actavis Group	460	4.3	n/m	8.6	n/m	n/m	n/m
Feb 05	Eon Labs Inc	Acquisition by Novartis AG	2,533	5.9	5.0	13.8	11.9	14.7	12.5
Jun 04	Sabex Holdings Ltd	Acquisition by Sandoz, company of Novartis AG	565	6.3	n/m	n/m	n/m	n/m	n/m
Oct 03	Sicor Inc	Acquisition by Teva Pharmaceutical Industries Ltd	3,337	7.3	6.2	18.4	16.0	21.5	17.9
Average - simple				*4.4*	*4.1*	*16.4*	*19.0*	*22.7*	*18.4*
- weighted				*5.9*	*4.2*	*19.7*	*18.2*	*26.9*	*20.9*
Central and Eastern Europe									
Sep 06	Pliva d.d[1]	Acquisition by Barr Pharmaceuticals, Inc	2,448	2.0	2.3	17.4	13.9	9.3	23.3
Jul 06	Hemofarm a.d	Acquisition by Stada Arzneimittel AG	696	2.4	n/m	12.5	n/m	15.9	n/m
Mar 06	Terapia S.A	Acquisition of 96.7% by Ranbaxy Laboratories Ltd	335	4.2	n/m	12.0	n/m	n/m	n/m
Feb 06	Betapharm Arzneimittel GmbH	Acquisition by Dr. Reddy's Laboratories Ltd	570	2.9	n/m	n/m	n/m	n/m	n/m
Sep 05	S C Sicomed S.A	Acquisition by Zentiva N.V	200	3.6	n/m	18.0	n/m	n/m	n/m
May 05	Hexal AG	Acquisition by Novartis AG	5,178	3.1	n/m	n/m	n/m	n/m	n/m
Average – simple				*3.0*	*2.3*	*12.5*	*13.9*	*12.6*	*23.3*
- weighted				*2.8*	*2.3*	*9.4*	*13.9*	*10.8*	*23.3*
India									
Aug 06	Matrix Laboratories Ltd[1]	Acquisition of 71.5% by Mylan Laboratories, Inc	1,252	5.0	n/m	19.3	n/m	21.7	n/m

Source: Bloomberg, company announcements, Annual Reports, takeover documents, brokers' reports and media reports.
1. Transaction not yet complete.

A more detailed description of these transactions is contained in Appendix A to this report.

The transactions took place at prices that implied a wide range of multiples. The following comments are made in relation to the selected comparable transactions:

- the acquisition of Sabex Holding Ltd ("Sabex") by Sandoz, a Novartis AG company, is broadly comparable to Hospira's proposed acquisition of Mayne Pharma. Sabex provided Sandoz with a footprint in the injectable generics market as well as an expanded geographic platform;

7 Implied enterprise value if 100% of the company or business had been acquired.

8 Represents enterprise value divided by EBITDA.

9 Represents enterprise value divided by EBIT.

GRANT SAMUEL

- the acquisition by Teva Pharmaceutical Industries Ltd ("Teva") of Sicor Inc ("Sicor") is also broadly comparable to the Mayne Pharma transaction. Sicor provided Teva with a strong generic injectables business. By comparison with the multiples implied by the Mayne Pharma valuation, this acquisition was completed at higher EBITDA multiples but comparable EBIT multiples; and

- the proposed acquisition of Pliva d.d ("Pliva") by Barr Pharmaceutical Inc ("Barr") is a further transaction broadly comparable to the Mayne Pharma transaction. The merged company will combine Barr's solid oral dosage form capabilities with Pliva's injectable and cream/ointment delivery technologies. The acquisition will increase the merged company's market potential in the United States and Europe and provides Barr with access to a lower cost environment. The historical transaction multiple for Pliva is below those of its peer group and those implied by the Mayne Pharma valuation, and may be attributed to expectations of significant margin declines in the near term.

Trading Multiples

The earnings multiples implied by the valuation of Mayne Pharma have also been compared to the earnings multiples implied by the share market prices of international generic pharmaceutical companies and specialty pharmaceutical companies (that compete in the injectable and oncology areas). The peer group has been analysed into three regions: United States, Central & Eastern Europe ("CEE") and India. The multiples shown below are based on share market prices as at 29 September 2006, with the exception of the following companies:

- Mayne Pharma Limited ("Mayne") and Hospira Inc ("Hospira"), for which share prices are as at 18 September 2006, the last day Mayne Pharma shares were traded prior to the announcement of the Hospira Offer;

- Barr Pharmaceuticals Inc ("Barr") and Pliva d.d ("Pliva"), for which share prices are as at 26 June 2006, the day prior to the announcement of Barr's offer to acquire Pliva;

- Watson Pharmaceuticals Inc ("Watson") and Andrx Corp ("Andrx"), for which share prices are as at 10 March 2006, the day prior to the announcement of Watson's offer to acquire Andrx; and

- Mylan Laboratories Inc ("Mylan"), for which the share price is at 25 August 2006, the day prior to the announcement of the offer by Mylan to acquire Matrix Laboratories Ltd ("Matrix").

The multiples are based on the prices at which portfolio interests (ie small parcels of shares) trade and accordingly do not reflect a premium for control.

GRANT SAMUEL

Share Market Ratings of Selected Comparable Pharmaceutical Companies[10]

	Market Capitalisation (US$millions)	EBITDA Multiple[11]			EBIT Multiple[12]		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
Mayne Pharma Valuation Range							
- High	**2,070**	**15.2**	**13.4**	**n/m**	**21.8**	**19.4**	**n/m**
- Low	**1,840**	**13.5**	**11.8**	**n/m**	**19.3**	**17.1**	**n/m**
Mayne Pharma Limited	1,515	11.1	9.8	8.6	15.9	14.1	11.6
United States							
Baxter International Inc	32,221	15.5	12.9	11.7	21.7	17.3	15.4
Teva Pharmaceutical Industries Ltd	28,110	18.1	10.4	10.2	21.4	12.0	11.9
Hospira Inc	6,346	8.3	10.3	9.2	10.5	14.0	12.3
Barr Pharmaceuticals Inc	5,557	8.3	8.5	7.5	9.3	9.0	7.9
Mylan Laboratories Inc	4,772	13.0	9.1	8.5	15.0	10.1	9.5
Abraxis Bioscience Inc	4,650	n/m	22.6	13.5	n/m	34.0	20.8
Watson Pharmaceutical Inc	3,203	6.8	7.7	6.7	13.3	14.0	11.0
Andrx Corp	1,596	17.2	25.6	10.5	n/m	n/m	14.9
Par Pharmaceutical Companies Inc	656	22.3	9.8	7.2	48.4	12.7	8.7
Taro Pharmaceutical Industries Ltd	394	28.7	12.6	9.0	n/m	23.3	14.6
Average – simple		*15.4*	*13.0*	*9.4*	*19.9*	*16.3*	*12.7*
- weighted		*14.2*	*12.0*	*10.5*	*18.0*	*14.9*	*13.3*
Central and Eastern Europe							
Gedeon Richter	3,843	11.9	13.3	10.7	15.1	18.3	13.9
Krka d.d	3,278	16.4	14.0	11.8	21.5	19.8	15.6
Stada Arzneimittel	2,744	19.3	11.4	9.0	19.3	15.7	11.3
Zentiva NV	2,215	15.9	13.3	11.3	19.8	16.8	14.3
Pliva d.d	2,090	6.4	12.0	10.2	8.0	20.1	16.2
EGIS Pharmaceuticals Ltd	1,085	13.4	11.9	11.0	18.7	15.8	14.4
Average – simple		*13.9*	*12.7*	*10.7*	*17.0*	*17.7*	*14.3*
- weighted		*14.1*	*12.8*	*10.7*	*17.1*	*18.0*	*14.2*
India							
Cipla Limited	4,438	26.0	21.6	18.1	28.9	24.1	20.1
Sun Pharmaceuticals Industries Inc	4,051	33.2	25.2	20.3	37.2	28.3	22.3
Ranbaxy Laboratories Limited	3,368	48.8	17.9	15.5	75.4	21.8	18.9
Wockhardt Limited	957	11.4	10.1	8.3	13.1	11.7	9.6
Average – simple		*29.9*	*18.7*	*15.5*	*39.7*	*21.4*	*17.7*
- weighted		*33.4*	*20.9*	*17.3*	*44.2*	*23.8*	*19.7*

Source: Grant Samuel analysis.[13]

Further details of this analysis are set out Appendix B of this report.

The following comments are made in relation to the comparable company analysis:

- in the United States, the injectable generics market is dominated by specialist companies that focus almost entirely on injectable pharmaceutical products, whilst the injectable generics

---

10 The companies selected have a variety of year ends and therefore the data presented for each company is the most recent annual historical result plus the subsequent two forecast years.

11 Represents gross capitalisation divided by EBITDA.

12 Represents gross capitalisation divided by EBIT (defined as earnings before net interest, income tax, goodwill amortisation and significant items).

13 Grant Samuel analysis is based on data obtained from IRESS, Bloomberg, Annual Reports, company announcements and, in the absence of company provided financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

market in Europe is serviced by the major generic pharmaceutical companies with broad generic product portfolios;

- the operations of Abraxis Bioscience Inc ("Abraxis") and Hospira Inc ("Hospira") (formerly Abbott's injectable generics business) are broadly comparable to the activities of Mayne Pharma in that they service the injectable pharmaceutical market (although Abraxis and Hospira operate almost solely in the United States);

- in Europe, the multinational injectable companies such as Baxter International Inc ("Baxter") have widespread operations, although generally with low market shares in individual markets. The leading (broad-based) generics player in each European country tends also to be the market leader in terms of injectable sales. CEE generics pharmaceutical companies tend to trade on slightly higher multiples than United States based generics companies;

- United States generic and specialty pharmaceutical companies trade within a wide range of multiples. Whilst some of the specialty generic pharmaceutical companies (Baxter and Hospira) trade on multiples of 10 to 13 times forecast EBITDA and 14 to 17 times forecast EBIT, many of the commodity generic pharmaceutical companies trade in the lower range of 9 to 12 times forecast EBITDA and 10 to 13 times forecast EBIT;

- Teva is one of the leading generic manufacturers in the world and has a presence in most markets. Teva's acquisition of generic injectable pharmaceutical company Sicor has enabled Teva to successfully enter the United States injectables market;

- Abraxis trades on high multiples of earnings reflecting the strong market position of the company in the United States, its deep pipeline of products and resultant strong earnings growth expectations following its merger with parent company American Bioscience Inc;

- Hospira produces generic specialty injectable products. Hospira trades in line with its United States peers;

- Baxter is a multinational injectable pharmaceutical and medical equipment supplier to the United States and Europe markets (including the oncology markets). Baxter has historically traded on relatively low multiples of earnings. However, following a management reshuffle in 2004 and a large scale restructuring, Baxter has produced substantially improved performance. Baxter's earnings multiples are now at the higher end of the earnings multiples of its United States peers;

- CEE companies are trading on marginally higher multiples than United States generics companies, but on generally lower multiples than their low cost base Indian peers. CEE generic pharmaceutical companies are generally trading in the range 11 to 14 times forecast EBITDA and 15 to 20 times forecast EBIT; and

- with the exception of Wockhardt Limited, the trading multiples for Indian-based generic pharmaceutical companies are higher than the multiples for comparable companies listed in the United States and Europe, potentially reflecting a market perception that these low cost manufacturers enjoy superior growth prospects.

5.3.3 Analysis and Conclusions

There is considerable variability in the transaction and trading multiples set out above. However, the earnings multiples implied by the valuation range for Mayne Pharma are, generally, consistent with the transaction multiples and at an appropriate premium to the trading multiples (given that the trading multiples do not incorporate a premium for control). In Grant Samuel's view the earnings multiples implied by the valuation range for Mayne Pharma are reasonable, having regard to the following:

- the overall outlook for the global generic pharmaceutical industry is positive, and Mayne Pharma is expecting very strong business growth;

GRANT SAMUEL

- Mayne Pharma has a strong product pipeline, and regulatory and manufacturing strengths in the profitable generic injectable niche on which its business is focussed. The generic injectable pharmaceutical market is characterised by higher barriers to entry, premium pricing and lower competition than the oral generics market. Mayne Pharma's focus on generic and specialty oncology products adds a further layer of attraction;

- Mayne Pharma's recently adopted strategy to develop an oncology focussed business has the potential to deliver substantial growth in earnings and value. Given Mayne Pharma's relatively small size (by comparison with a number of its peers), growth has the potential to expand margins, which are currently generally lower than those of its peers, and to reduce overall business risk through greater product and business diversification. On the other hand, Mayne Pharma is currently dependent on the success of a small number of products and is potentially vulnerable to competitive activity;

- the international generic pharmaceutical industry is experiencing significant consolidation activity with a number of companies pursuing strategies including growth by acquisition. Within generic pharmaceuticals, injectable generics, Mayne Pharma's core business, is widely recognised as an attractive area. It is reasonable to expect that a number of potential acquirers of Mayne Pharma could realise significant synergies through integrating Mayne Pharma into their existing operations. These synergies are reflected in the valuation of Mayne Pharma;

- the company's financial performance for the financial year to date is consistent with the 2007 budget. While there is inevitable uncertainty associated with the achievement of budgeted performance, given the nature of Mayne Pharma's business and its exposure to competitive behaviour, Mayne Pharma's management currently expects that performance for the 2007 financial year will match or exceed budget;

- comparisons between Mayne Pharma and the transactions and peer group companies set out above are inevitably inexact, given significant differences in size, product range, product pipeline, strategy, growth prospects and other factors;

- in particular, differences in accounting treatment mean that earnings multiples need to be treated with caution. Under Australian International Financial Reporting Standards ("AIFRS"), Mayne Pharma is required to capitalise a significant portion of its research and development expenditure. United States listed companies that report their earnings under United States accounting standards are required to expense all their research and development expenditure in the year incurred, and a number of European companies choose to expense all their research and development expenditure in the year incurred. Mechanistic adjustments for these differences in accounting policies may be misleading, because such adjustments ignore differences in the nature and quantum of research and development activity as between Mayne Pharma and the comparable companies.[1] For example, Mayne Pharma expects to incur significant research and development expenditures in the 2007 financial year, in effect making investments in new product developments that have the potential to deliver significant growth in future earnings. This significant increase in research and development expenditure in the 2007 financial year is due to the timing of expenditure related to products within Mayne Pharma's development pipeline and may not be indicative of the ongoing rate of research and development expenditure. Notwithstanding these reservations, recalculation of the earnings multiples for Mayne Pharma on the basis of adjusted earnings (ie earnings adjusted to reflect the immediate expensing of research and development expenditure) does provide additional information on which to assess the valuation of Mayne Pharma:

GRANT SAMUEL

Mayne Pharma – Valuation multiples based on earnings adjusted for research and development expenditure ($ millions)

	Year ended 30 June		
	2005 Pro forma	2006 Pro forma	2007 Forecast
Pro forma EBITDA	**134**	**171**	**195**
Less: capitalised R&D	(13)	(29)	(57)
Add: Mulgrave restructuring charge	-	5	-
Adjusted EBITDA	**121**	**146**	**138**
Less: depreciation and amortisation	(47)	(52)	(60)
Add: R&D amortisation charge	1	2	4
Adjusted EBIT	**75**	**96**	**81**
Implied Valuation Multiples – pro forma earnings			
EBITDA multiples – high valuation		*15.2*	*13.4*
EBITDA multiples – low valuation		*13.5*	*11.8*
EBIT multiples – high valuation		*21.8*	*19.4*
EBIT multiples – low valuation		*19.3*	*17.1*
Implied Valuation Multiples – adjusted earnings			
EBITDA multiples – high valuation		*17.8*	*18.8*
EBITDA multiples – low valuation		*15.7*	*16.7*
EBIT multiples – high valuation		*27.1*	*31.9*
EBIT multiples – low valuation		*23.9*	*28.2*

Source: Mayne Pharma and Grant Samuel Analysis[14]

If the Mulgrave restructuring charge is not added back, the historical EBITDA multiples implied by Grant Samuel's valuation range would be 16.2-18.4 times and the historical EBITDA multiple implied by the Hospira Offer would be 17.9 times.

If Mayne Pharma's earnings are adjusted for the immediate expensing of all research and development expenditure, the earnings multiples implied by the valuation range for Mayne Pharma appear high by comparison with the multiples implied by both the comparable transactions and the share prices of comparable companies.

[14] Grant Samuel analysis is based on data obtained from IRESS, Bloomberg, Annual Reports, company announcements and, in the absence of company provided financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

GRANT SAMUEL

6 Evaluation of the Offer

6.1 Summary

Grant Samuel has valued Mayne Pharma in the range $3.73-4.19 per share. The valuation represents the full underlying value of Mayne Pharma's business operations and includes a premium for control. The valuation reflects expectations of high rates of growth and the synergies that should be available to acquirers of Mayne Pharma. The Hospira Offer is $4.10 cash per share, towards the top end of Grant Samuel's valuation range. Accordingly, in Grant Samuel's view, the Hospira Offer is fair.

The Hospira Offer is around 40% higher than Mayne Pharma's share price in the days leading up to 19 September 2006, when Mayne Pharma announced that it was in discussions in relation to a potential transaction which, if those discussions were successfully concluded, was likely to have a material effect on the Mayne Pharma share price. Grant Samuel expects that in the absence of the Scheme or an alternative proposal Mayne Pharma shares would trade at prices significantly below the Hospira Offer price.

The key question for Mayne Pharma shareholders is whether to vote in favour of the Scheme or to reject the Scheme in the hope of realising greater value, either through a higher share price at some point in the future or through an alternative transaction. It is conceivable that the Mayne Pharma share price could reach levels around the Hospira Offer in the medium to longer term. However, there can be no assurance that this will occur within a timeframe and to an extent that will compensate Mayne Pharma shareholders for the delay and risk involved. The Mayne Pharma share price immediately before the announcement of the Scheme incorporated expectations of substantial growth and there is inevitable risk associated with delivery of this growth. In Grant Samuel's view, Mayne Pharma shareholders are highly unlikely to be able to access value comparable to the Hospira Offer in the short term, other than through the Scheme or some other transaction in which an acquirer effectively pays to Mayne Pharma shareholders a substantial proportion of the synergies it expects to extract from ownership of Mayne Pharma. Grant Samuel believes that the certainty offered by the Hospira Offer of $4.10 cash per share is highly attractive in this context.

The Hospira Offer was made following a focussed competitive process during the course of which Hospira was able to undertake due diligence on Mayne Pharma and its business outlook. The nature of the process that led to the Hospira Offer suggests that the Hospira Offer reflects the full underlying value of Mayne Pharma. It is possible that a third party that believes that it could extract additional synergies from ownership of Mayne Pharma, or that has a different view on Mayne Pharma's business prospects, could be prepared to make a more attractive offer than the Hospira Offer. Such a party would have ample opportunity to submit an alternative proposal during the Scheme process, which will extend for more than two months from the announcement of the Scheme to the meeting at which Mayne Pharma shareholders will vote on the Scheme. In the absence of a superior offer, Grant Samuel believes that the Hospira Offer is highly attractive.

The disadvantages of the Scheme are not significant.

In Grant Samuel's view, in the absence of a superior offer Mayne Pharma shareholders will be better off it they vote in favour of the Scheme than if they do not. Accordingly, Grant Samuel has concluded that the Hospira Offer is in the best interests of Mayne Pharma shareholders.

6.2 The Hospira Offer is Fair

Mayne Pharma has been valued in the range $3.73-4.19 per share. Because the Hospira Offer of $4.10 cash per share falls within the valuation range for Mayne Pharma, the Hospira Offer is fair.

The value of Mayne Pharma could increase over time, potentially significantly, depending upon Mayne Pharma's success in executing its business plan, the activities of its competitors, and a variety of other factors including the timing and success of Mayne's Pharma's product pipeline, the outcome of legal proceedings, the sales and margins of its current product portfolio, and future

economic conditions and regulatory outcomes. However, the possible future value of Mayne Pharma is not relevant to the assessment of the Hospira Offer. Rather, the assessment involves a comparison of the Hospira Offer price with the current value of Mayne Pharma.

6.3 Premium for Change of Control

The Hospira Offer represents a significant premium to the pre-announcement Mayne Pharma share price.

Premium Relative to Pre-Announcement Share Price		
	Volume Weighted Average Price	Premium
One day	$3.08	33.1%
One week	$2.98	37.7%
Four weeks	$3.02	35.8%
One month	$3.02	35.8%
Three months	$2.80	46.7%

The Hospira Offer is attractive by comparison with the historical Mayne Pharma share price. The maximum price at which Mayne Pharma shares traded prior to the announcement of the Hospira Offer was $3.12.


Hospira Offer vs Mayne Pharma Historical Share Price
21 November 2005 to 18 September 2006
$4.20
$4.00
$3.80
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Mayne Pharma Share Price
Hospira Offer, $4.10

In the absence of the Scheme or speculation regarding some similar corporate transaction, it is likely that the Mayne Pharma share price would fall significantly. While Mayne Pharma shares traded at around $3.00 prior to the announcement of the Scheme, it is conceivable, in the absence of speculation regarding a change of control transaction, that the Mayne Pharma share price could fall below this level.

6.4 Sharing in Synergy Benefits

Given the high rates of expected earnings growth for Mayne Pharma and the unquantifiable nature of the business and competitive risks that it faces, valuation of Mayne Pharma is subject to inherent uncertainty. However, in Grant Samuel's view, the Mayne Pharma share price immediately before the announcement of the Scheme reasonably reflected the underlying value of Mayne Pharma on a standalone basis. The Mayne Pharma share price immediately before the announcement of the Scheme already incorporated expectations of substantial growth. Analysts'

GRANT SAMUEL

forecasts for Mayne Pharma's EBITDA for the year to 30 June 2008 range as high as $258 million, by comparison with actual EBITDA for the 2006 financial year of $171 million. Grant Samuel has undertaken an indicative DCF analysis of Mayne Pharma on a standalone basis (excluding any synergies potentially available to acquirers of Mayne Pharma), to assess the extent of earnings and cash flow growth required to justify the price at which Mayne Pharma shares were trading prior to the announcement of the Scheme. The indicative discounted cash flow analysis was based on assumptions of strong growth in earnings and free cash flow, both in the short term and the medium to longer term. The assumptions incorporated Mayne Pharma's budgeted performance for 2007, with EBITDA subsequently growing to reach around $270 million for the year ending 30 June 2009. A terminal value was calculated for the business at 30 June 2009 on the assumption of subsequent growth in free cash flows of 5% in perpetuity. At discount rates in the range 10-11%, the indicative analysis suggests a standalone value of around $3.00 per share (ie. around the Mayne Pharma share price immediately prior to the announcement of the Scheme.)

The takeover premium implicit in the Hospira Offer is the difference between the pre-announcement share price of around $3.00 and the Hospira Offer of $4.10, which is approximately $1.10 per share, or a total of around $700 million. Grant Samuel's analysis suggests that most or all of this premium is attributable to the synergies that Hospira expects to be able to extract from ownership of Mayne Pharma. Hospira has announced that it expects to realise "a minimum of US$50 million of annualised synergies in 2008". In the absence of a detailed analysis of these synergies, it is difficult to attribute a precise capitalised value to the synergies. However, a crude analysis suggests that the synergies could have a capitalised value in the wide range of $600-900 million (based on capitalising annual synergies of A$65 million (US$50 million) at multiples of 10-15 times and adjusting for implementation costs). This value is not available to Mayne Pharma shareholders on a standalone basis. It can only be realised through a change of control transaction.

In Grant Samuel's view, Mayne Pharma shareholders are highly unlikely to be able to access value comparable to the Hospira Offer in the short term, other than through the Scheme or some other transaction in which an acquirer effectively pays to Mayne Pharma shareholders a substantial proportion of the synergies it expects to extract from ownership of Mayne Pharma.

6.5 Transaction Process

Mayne Pharma in the months before and after its demerger from Mayne received expressions of interest from a number of parties potentially interested in acquiring the company. Mayne Pharma recently received an unsolicited, incomplete and conditional proposal from a party. Following this approach Mayne Pharma and its advisers undertook a focussed competitive process to solicit offers for the company. A limited number of parties potentially interested in acquiring Mayne Pharma were provided access to detailed non-public information of the form typically sought by acquirers of generic pharmaceutical companies. The selection of parties to participate in this process was based on an assessment by Mayne Pharma and its advisers of which potential purchasers were "natural owners" of Mayne Pharma: that is, which potential purchasers could be expected to extract the greatest strategic or synergistic value from ownership of Mayne Pharma. The Hospira Offer was the most attractive proposal made to Mayne Pharma.

In Grant Samuel's view the sale process undertaken by Mayne Pharma was such that it is reasonable to conclude that the Hospira Offer reflects the full underlying value of Mayne Pharma. However, the sale process conducted by Mayne Pharma had regard to the need to preserve the value of Mayne Pharma's confidential intellectual property and competitive position and therefore did not include all parties that might be interested in acquiring Mayne Pharma. The international generic pharmaceutical industry is currently experiencing significant consolidation activity with a number of companies pursuing strategies that include growth by acquisition. Within generic pharmaceuticals, injectable generics, Mayne Pharma's core business, is widely recognised as an attractive area. Accordingly, it is conceivable that a potential counter-bidder that was not included in the sale process, but had a more positive view on the prospects for Mayne Pharma or believed that it could extract greater strategic or synergistic value from ownership of Mayne Pharma, could be interested in making a superior offer.

GRANT SAMUEL

Mayne Pharma has agreed to pay a break fee to Hospira (approximately $26 million) in certain circumstances. In particular, the break fee will be payable if a competing proposal is announced and consummated. A break fee of $26 million equals 4.0c per share on a fully diluted basis and is not of a magnitude to represent a disincentive to parties contemplating alternative proposals.

Mayne Pharma has also agreed that it will not provide any information to a third party for the purpose of enabling that party to make a competing proposal without the prior written consent of Hospira, subject to the fiduciary and statutory duties of Mayne Pharma directors. Furthermore, in the event Mayne Pharma receives a competing proposal, it has agreed that it will not accept that competing proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the competing proposal and the identity of the competing bidder and given Hospira the opportunity to match the competing proposal. In Grant Samuel's view, however, these arrangements are unlikely to be a serious disincentive to a committed buyer willing to make a superior offer.

It remains open for interested parties (if any) to make superior offers prior to the Mayne Pharma shareholders' vote on the Scheme. The regulated process by which the Scheme will be implemented under the Corporations Act will ensure that there is sufficient time for an alternative superior proposal to be developed. The overall process will take more than two months, from the announcement of the Scheme on 21 September 2006 to the meeting at which Mayne Pharma shareholders will consider approving the Scheme. During this time, particularly after scheme documentation is released to the market, potential alternative bidders are able to consider their position in the knowledge that all relevant information has been disclosed to shareholders. This period provides ample opportunity for a counter-bidder to make a rival offer, should it wish to do so.

In the absence of a superior offer before the Scheme meeting, it appears reasonable to conclude that the Hospira Offer represents the highest price that could be realised for Mayne Pharma through a competitive sale process in the context of a fully informed market. Such a price by definition represents the full underlying value of Mayne Pharma. On one view, the nature of the overall transaction process of itself suggests that it is in shareholders' best interests to vote in favour of the Hospira Offer, in the absence of a superior alternative.

6.6 Alternatives

In Grant Samuel's view the Hospira Offer is fair and it is in Mayne Pharma shareholders' best interests to vote in favour of the Scheme, in the absence of a superior offer.

The alternative for Mayne Pharma shareholders would be to reject the Scheme in the hope that they could realise greater value through substantial share price appreciation over the medium to longer term.

It is conceivable that the Mayne Pharma share price could reach levels around the Hospira Offer in the medium to longer term. The Hospira Offer follows only ten months after the company's demerger from Mayne Group Limited in November 2005. Mayne Pharma has recently moved many of its corporate functions to London and has recruited a number of new senior executives. The new management team includes Mayne Pharma's Chief Executive Officer & Managing Director, who joined Mayne Pharma in November 2005. The management team and board have only recently conducted a strategic review over several months to define a new strategy and develop an action plan for the company's future and the company has incurred the inevitable distractions of the demerger.

Mayne Pharma announced a new strategic direction in May 2006. The strategy proposes the repositioning of Mayne Pharma as a specialty pharmaceutical company with a focus on the oncology sector. In addition to cost reductions and increased efficiencies, the strategy contemplates the development of a focussed oncology business through:

- the in-licensing and acquisition of proprietary oncology products that are already commercialised or close to commercialisation;

GRANT SAMUEL

- synergistic merger and acquisition transactions;
- the acquisition of early stage proprietary products that Mayne Pharma will commercialise; and
- a significant increase in research and development expenditure to develop or co-develop improved chemical/biological entities.

Successful execution of the strategy could deliver significant value to Mayne Pharma shareholders. However, execution of the strategy would take several years and is inherently risky, involving as it does product acquisition, merger and acquisition activity, and a significant increase in Mayne Pharma's commitment to product pipeline development through internal research and development.

Accordingly, while the Mayne Pharma share price could reach levels around the Hospira Offer in the medium to longer term, there can be no assurance that this will occur within a timeframe and to an extent that will compensate Mayne Pharma shareholders for the delay and risk involved. In this context the certain cash value of $4.10 per share delivered by the Hospira Offer is, in Grant Samuel's view, highly attractive.

Prior to the announcement of the Hospira Offer, Mayne Pharma had been investigating the possible redomicile of Mayne Pharma in the United Kingdom. In conjunction with the redomicile to the United Kingdom, Mayne Pharma was investigating the establishment of a primary listing on the London Stock Exchange whilst retaining its listing on the Australian Stock Exchange In the absence of the Scheme, it is likely that Mayne Pharma would pursue the redomicile of the company. In Grant Samuel's view, however, the likely positive impact of the redomicile proposal would not be significant by comparison with the compelling value benefits of the Hospira Offer.

6.7 Taxation

The taxation consequences of the Scheme will vary depending upon, amongst other things, whether shareholders are Australian residents. For some Australian shareholders a taxable capital gain may arise. The taxation implications for non-Australian resident shareholders will depend on their domicile.

Mayne Pharma shareholders should read the more detailed advice regarding the tax consequences of the Scheme as set out in the Explanatory Memorandum. Shareholders should seek their own taxation advice if in any doubt as to the taxation consequences of the Scheme.

Grant Samuel does not offer taxation advice and nothing in this report should be construed as taxation advice.

6.8 Disadvantages for Shareholders

The disadvantages of the Scheme are not significant.

If Mayne Pharma shareholders vote in favour of the Scheme they will be giving up the opportunity to realise greater value through future share price appreciation or some alternative transaction proposal. As discussed above, in Grant Samuel's view this foregone opportunity is not significant having regard to the pricing of the Hospira Offer (and Mayne Pharma shareholders would in any event have an opportunity to evaluate any alternative offer if one was made before the meeting at which shareholders will consider approving the Scheme). It is open for shareholders seeking continued exposure to the generic pharmaceutical industry to reinvest proceeds realised through the Scheme in Hospira or other international generic pharmaceutical companies (although Grant Samuel makes no recommendation in this regard).

The Scheme might result in some shareholders realising a taxable capital gain and incurring a resultant capital gains tax liability, but this is essentially a consequence of a successful investment outcome for Mayne Pharma shareholders. Shareholders will receive cash to allow them to settle any capital gains tax liability.

GRANT SAMUEL

6.9 Shareholder Decision

The decision of each shareholder as to whether to vote for or against the Hospira Offer is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

GRANT SAMUEL

7 Qualifications, Declarations and Consents

7.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 350 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) CA (SA) ACMA and John Nelson BEng (Hons) BCom F Fin. Each has a significant number of years of experience in relevant corporate advisory matters. Tina Fendl BCom CFA assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

7.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Hospira Offer is in the best interests of Mayne Pharma shareholders. Grant Samuel expressly disclaims any liability to any Mayne Pharma shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by Mayne Pharma and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

7.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Mayne Pharma that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Hospira Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates:

- in December 2005, Grant Samuel was engaged to undertake preliminary analysis in relation to the potential redomicile of Mayne Pharma to the United Kingdom
- in October 2005, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne Pharma by Mayne;
- in October 2002, Grant Samuel was engaged to prepare an independent expert's report in relation to the proposed demerger of Mayne's logistics business; and
- in July 2001, Grant Samuel prepare an independent expert's report for FH Faulding & Co Limited in relation to the takeover offer by Mayne.

In addition, Grant Samuel group executives hold in total less than 10,000 shares in Mayne Pharma.

GRANT SAMUEL

Grant Samuel had no part in the formulation of the Hospira Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Hospira Offer. Grant Samuel's out-of-pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

7.4 Declarations

Mayne Pharma has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Mayne Pharma has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Mayne Pharma are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to Mayne Pharma and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

7.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to shareholders of Mayne Pharma. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

7.6 Other

The accompanying letter dated 6 October 2006 and Appendices A and B form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
6 October 2006

Grant Samuel & Associates

Page 45

Appendix A

Selected Comparable Transactions

The multiples implied by the valuation range for Mayne Pharma have been compared to the multiples implied by the prices of selected comparable transactions involving international generic pharmaceutical companies. Grant Samuel's analysis focused on transactions completed in the last three years or announced and pending, reflecting the greater relevance of recent transactions given the dynamic nature of the generic pharmaceuticals industry. The transaction prices provide evidence of earnings multiples that acquirers are willing to pay and provide some support for the earnings multiples implied by the Mayne Pharma valuation.

Recent Transaction Evidence

Date	Target	Transaction	Consideration[1] ($US millions)	Revenue Multiple Historical	Revenue Multiple Forecast	EBITDA Multiple[2] Historical	EBITDA Multiple[2] Forecast	EBIT Multiple[3] Historical	EBIT Multiple[3] Forecast
Mayne Pharma Valuation									
- High			**2,070**	**3.4**	**3.1**	**15.2**	**13.4**	**21.8**	**19.4**
- Low			**1,840**	**3.0**	**2.8**	**13.5**	**11.8**	**19.3**	**17.1**
Australia									
Sep 06	Mayne Pharma Limited[1]	Acquisition by Hospira, Inc	1,934	3.2	2.9	14.9	13.1	21.3	19.0
North America									
Mar 06	Andrx Corporation[1]	Acquisition by Watson Pharmaceuticals, Inc	1,539	1.5	1.5	20.6	28.8	39.3	n/m
Oct 05	Generics business of Alpharma Inc	Acquisition by Actavis Group	810	1.1	n/m	13.4	n/m	n/m	n/m
Jul 05	IVAX Corporation	Acquisition by Teva Pharmaceutical Industries Ltd	7,914	4.3	3.7	23.2	19.1	30.7	24.9
May 05	Amide Pharmaceuticals Inc	Acquisition by Actavis Group	460	4.3	n/m	8.6	n/m	n/m	n/m
Feb 05	Eon Labs Inc	Acquisition by Novartis AG	2,533	5.9	5.0	13.8	11.9	14.7	12.5
Jun 04	Sabex Holdings Ltd	Acquisition by Sandoz, company of Novartis AG	565	6.3	n/m	n/m	n/m	n/m	n/m
Oct 03	Sicor Inc	Acquisition by Teva Pharmaceutical Industries Ltd	3,337	7.3	6.2	18.4	16.0	21.5	17.9
Average - simple				*4.4*	*4.1*	*16.4*	*19.0*	*22.7*	*18.4*
- weighted				*5.9*	*4.2*	*19.7*	*18.2*	*26.9*	*20.9*
Central and Eastern Europe									
Sep 06	Pliva d.d[1]	Acquisition by Barr Pharmaceuticals, Inc	2,448	2.0	2.3	7.4	13.9	9.3	23.3
Jul 06	Hemofarm a.d	Acquisition by Stada Arzneimittel AG	696	2.4	n/m	12.5	n/m	15.9	n/m
Mar 06	Terapia S.A	Acquisition of 96.7% by Ranbaxy Laboratories Ltd	335	4.2	n/m	12.0	n/m	n/m	n/m
Feb 06	Betapharm Arzneimittel GmbH	Acquisition by Dr. Reddy's Laboratories Ltd	570	2.9	n/m	n/m	n/m	n/m	n/m
Sep 05	S C Sicomed S.A	Acquisition by Zentiva N.V	200	3.6	n/m	18.0	n/m	n/m	n/m
May 05	Hexal AG	Acquisition by Novartis AG	5,178	3.1	n/m	n/m	n/m	n/m	n/m
Average – simple				*3.0*	*2.3*	*12.5*	*13.9*	*12.6*	*23.3*
- weighted				*2.8*	*2.3*	*9.4*	*13.9*	*10.8*	*23.3*
India									
Aug 06	Matrix Laboratories Ltd[1]	Acquisition of 71.5% by Mylan Laboratories, Inc	1,252	5.0	n/m	19.3	n/m	21.7	n/m

Source: Bloomberg, company announcements, Annual Reports, takeover documents, brokers' reports and media reports.
Note:
1. Transaction not yet complete.

---

1 Implied enterprise value if 100% of the company or business had been acquired.

2 Represents enterprise value divided by EBITDA.

3 Represents enterprise value divided by EBIT.

Andrx Corporation

Watson Pharmaceuticals Inc ("Watson") announced on 13 March 2006, its intention to acquire all outstanding stock of Andrx Corporation ("Andrx") in an all-cash offer for US$25 per share. Andrx develops generic versions of oral controlled-release, niche and immediate-release pharmaceutical products and is considered a leader in formulating difficult-to-replicate products. If the transaction is successful, Watson will become the third largest generic pharmaceutical company in the United States in terms of prescriptions dispensed. The transaction is yet to complete.

Generics business of Alpharma Inc

On 17 October 2005, Alpharma Inc announced to the market its intention to sell its United States and International generics business ("Alpharma Generics") to Actavis Group ("Actavis") for cash consideration of US$810 million. Alpharma Generics develops, manufactures and sells a broad range of solid-dose, liquid and topical dosage products. The acquisition of Alpharma Generics strengthened Actavis' position in the United States market and provided Actavis with its own-label products in key European markets.

IVAX Corporation

On 25 July 2005, Teva announced the acquisition of IVAX Corporation ("IVAX"). The acquisition of IVAX provided Teva with a strong presence in Latin America and Central & Eastern Europe, along with complementary operations in North America and Western Europe. IVAX also provided Teva with complementary product lines in generics, a significant respiratory business and a rich product pipeline of both generic and proprietary products in the areas of respiratory, Central Nervous System ("CNS") and oncology.

Amide Pharmaceutical, Inc

Actavis announced on 20 May 2005 its intention to acquire Amide Pharmaceutical, Inc ("Amide"), a privately owned United States generic pharmaceuticals company. The initial gross consideration was US$500 million in cash with up to an additional US$100 million payable over two years, subject to performance. Any additional payment made up to the US$100 million limit would have the effect of increasing the historical EBIDA multiple. The deal combined Actavis' brand, product development capabilities and European coverage with Amide's foothold in the United States. Amide developed, manufactured and sold a broad range of solid-dose generic pharmaceutical products and has a broad product pipeline.

EON Labs Inc

Novartis AG ("Novartis") announced on 21 February 2005 the acquisition of 67.7% of Eon Labs Inc ("Eon") and later made a tender offer to purchase the remaining outstanding common stock at a price of US$31 per share. Eon is one of the fastest growing generic pharmaceutical companies and in three years produced 15 first-to-market launches and positioned itself as the market share leader for nearly half of the products in its portfolio. The combined pipeline includes most of the major molecules predicted to lose patent protection during the next few years.

Sabex Holding Ltd

Sandoz, a Novartis company, announced on 7 June 2004 its plans to acquire Sabex for US$565 million in an all cash transaction. The acquisition provided Sandoz with a global growth platform in the injectable generics market and a footprint in Canada. Sabex had the top ranked generic sales force in Canada and a highly successful track record of developing and launching generic products.

Sicor Inc

Teva announced on 31 October 2003 its acquisition of Sicor. The acquisition brought together Teva's successful oral dose generic drugs franchise with Sicor's leading generic injectable business. In addition, Sicor's complementary Active Pharmaceutical Ingredients ("API") business enhanced and expanded Teva's product offerings.

Pliva d.d

On 27 June 2006, Barr announced an offer to acquire Pliva for approximately US$2.2 billion or HRK705 per share. On 30 June, Barr increased its cash offer for Pliva to US$2.3 billion, which included the distribution of a

dividend. On 4 September Actavis announced a counter offer for Pliva of US$2.5 billion or HRK795 per share. Barr subsequently announced a new cash offer to acquire Pliva on 11 September for US$2.5 billion or HRK820 per share. The tender offer period is expected to close on 11 October 2006.

If the acquisition is successful, the combination of Barr and Pliva will create the world's third largest generic pharmaceutical company with annual revenues of approximately US$2.5 billion. The combined company will utilise Barr's solid oral dosage form capabilities and Pliva's injectable and cream/ointment delivery technologies. The combined business will offer increased market potential in the United States and Central & Eastern Europe and develop product opportunities by expanding human resources and physical infrastructure in a lower cost environment. The transaction is yet to complete.

Hemofarm a.d

On 14 July 2006, Stada Arzneimittel AG ("Stada") submitted a public takeover offer for Serbian pharmaceuticals group Hemofarm a.d ("Hemofarm"). Stada offered CSD12,345 cash for each Hemofarm share. Hemofarm was a strong Eastern European generics supplier and was the market leader in both Serbia and Montenegro. The acquisition provides Stada with an entry into the Eastern European markets and helps strengthen production and development capacities.

Terapia S.A

Ranbaxy Laboratories Limited ("Ranbaxy") announced on 29 March 2006 its proposal to acquire 96.7% of Terapia S.A ("Terapia") from Advent International. Terapia was the largest independent generic company in Romania, and provided Ranbaxy with low cost manufacturing capabilities and a strong distribution network. Terapia's therapeutic focus included the cardiovascular system, CNS and musculoskeletal system. Eighty percent of Terapia's products were in solid dosage form.

Betapharm Arzneimittel GmbH

Dr. Reddy's Laboratories Ltd ("Dr. Reddy's") announced on 16 February 2006 its intention to acquire Betapharm Arzneimittel GmbH ("Betapharm"), the fourth largest generic pharmaceuticals company in Germany. Betapharm marketed generic drugs with a focus on long-term therapy products with high prescription rates. The acquisition enabled Dr Reddy's to build a strategic presence in Europe.

S C Sicomed S.A.

On 15 September 2005, Zentiva N.V. ("Zentiva") announced its intention to acquire 51% of S C Sicomed S.A. ("Sicomed") via the acquisition of Venoma Holdings Limited ("Venoma") for US$102 million. Venoma was a holding company which owned a 51% interest in Sicomed. Following this transaction Zentiva launched a voluntary tender offer for the remaining 49% of Sicomed's shares. This transaction was completed on 3 November 2005. The aggregate acquisition consideration was approximately US$200 million. Sicomed is a leading Romanian generics company with a product portfolio comprising primarily branded generics and over-the-counter products. The largest therapeutic areas are CNS and alimentary. The acquisition of Sicomed enables Zentiva to expand into key CEE markets.

Hexal AG

Novartis announced on 21 February 2005 the acquisition of Hexal AG ("Hexal"), the privately owned number two generics company in Germany, with a significant presence in other key markets. Hexal provided Novarits leadership in the German market and had a strong rack record of successful product development.

Matrix Laboratories Ltd

Mylan Laboratories Inc ("Mylan") announced on 28 August 2006 its intention to acquire up to 71.5% of Matrix Laboratories Ltd ("Matrix"). Under the terms of the transaction, Mylan will purchase 51.5% of Matrix for Rs306 per share. Mylan will then make an open offer to Matrix's remaining shareholders to purchase up to an additional 20% of Matrix's outstanding shares.

Matrix is an Indian pharmaceutical company that is engaged in the manufacture of API and solid oral dosage forms. Matrix will provide Mylan with a significant presence in the emerging pharmaceutical markets, including India, China and Africa, as well as a footprint in Europe. The deal will allow Matrix to pursue a broader portfolio of new products at lower costs. The transaction is not yet complete.

GRANT SAMUEL

Appendix B

Share Market Ratings of Selected Comparable Listed Companies

The earnings multiples implied by the valuation of Mayne Pharma have been compared to the earnings multiples implied by the share prices of international generic pharmaceutical companies and specialty pharmaceutical companies with operations in the injectable and oncology areas. The peer group has been analysed by region: United States, Central and Eastern Europe ("CEE") and India. The multiples shown below are based on share market prices as at 29 September 2006, with the exception of the following companies:

- Mayne Pharma Limited ("Mayne") and Hospira Inc ("Hospira"), for which share prices are at 18 September 2006, the last day Mayne Pharma shares traded prior to the announced takeover by Hospira;
- Barr Pharmaceuticals Inc ("Barr") and Pliva d.d ("Pliva"), for which share prices are as at 26 June 2006, the day prior to the announcement of Barr's takeover offer for Pliva;
- Watson Pharmaceuticals Inc ("Watson") and Andrx Corp ("Andrx"), for which share prices are as at 10 March 2006, the day prior to the announcement of Watson's takeover offer for Andrx; and
- Mylan Laboratories Inc ("Mylan"), for which the share price is as at 25 August 2006, the day prior to the announcement of Mylan's takeover offer for Matrix Laboratories Ltd ("Matrix").

The multiples are based on share market trading and accordingly do not reflect a premium for control.

Share Market Ratings of Selected Comparable Listed Companies[1]

	Currency	Market Capitalisation (US$ millions)	EBITDA Multiple[2] Historical	EBITDA Multiple[2] Forecast Year 1	EBITDA Multiple[2] Forecast Year 2	EBIT Multiple[3] Historical	EBIT Multiple[3] Forecast Year 1	EBIT Multiple[3] Forecast Year 2
Mayne Pharma Valuation Range								
- High	**AUD**	**2,070**	**15.2**	**13.4**	**n/m**	**21.8**	**19.4**	**n/m**
- Low	**AUD**	**1,840**	**13.5**	**11.8**	**n/m**	**19.3**	**17.1**	**n/m**
Australia								
Mayne Pharma Limited	AUD	1,515	11.1	9.8	8.6	15.9	14.1	11.6
United States								
Baxter International Inc	USD	32,221	15.5	12.9	11.7	21.7	17.3	15.4
Teva Pharmaceutical Industries Ltd	USD	28,110	18.1	10.4	10.2	21.4	12.0	11.9
Hospira Inc	USD	6,346	8.3	10.3	9.2	10.5	14.0	12.3
Barr Pharmaceuticals Inc	USD	5,557	8.3	8.5	7.5	9.3	9.0	7.9
Mylan Laboratories Inc	USD	4,772	13.0	9.1	8.5	15.0	10.1	9.5
Abraxis Bioscience Inc	USD	4,650	n/m	22.6	13.5	n/m	34.0	20.8
Watson Pharmaceutical Inc	USD	3,203	6.8	7.7	6.7	13.3	14.0	11.0
Andrx Corp	USD	1,596	17.2	25.6	10.5	n/m	n/m	14.9
Par Pharmaceutical Companies Inc	USD	656	22.3	9.8	7.2	48.4	12.7	8.7
Taro Pharmaceutical Industries Ltd	USD	394	28.7	12.6	9.0	n/m	23.3	14.6
Average – simple			*15.4*	*13.0*	*9.4*	*19.9*	*16.3*	*12.7*
- weighted			*14.2*	*12.0*	*10.5*	*18.0*	*14.9*	*13.3*
Central and Eastern Europe								
Gedeon Richter	HUF	3,843	11.9	13.3	10.7	15.1	18.3	13.9
Krka d.d	SIT	3,278	16.4	14.0	11.8	21.0	19.8	15.6
Stada Arzneimittel	EUR	2,744	19.3	11.4	9.0	19.3	15.7	11.3
Zentiva NV	CZK	2,215	15.9	13.3	11.3	19.8	16.8	14.3
Pliva d.d	USD	2,090	6.4	12.0	10.2	8.0	20.1	16.2
EGIS Pharmaceuticals Ltd	HUF	1,085	13.4	11.9	11.0	18.7	15.8	14.4
Average – simple			*13.9*	*12.7*	*10.7*	*17.0*	*17.7*	*14.3*
- weighted			*14.1*	*12.8*	*10.7*	*17.1*	*18.0*	*14.2*
India								
Cipla Limited	INR	4,438	26.0	21.6	18.1	28.9	24.1	20.1
Sun Pharmaceuticals Industries Inc	INR	4,051	33.2	25.2	20.3	37.2	28.3	22.3
Ranbaxy Laboratories Limited	INR	3,568	48.8	17.9	15.5	79.6	21.8	18.9
Wockhardt Limited	INR	957	11.4	10.1	8.3	13.1	11.7	9.6
Average – simple			*29.9*	*18.7*	*15.5*	*39.7*	*21.4*	*17.7*
- weighted			*33.4*	*20.9*	*17.3*	*44.2*	*23.8*	*19.7*

Source: Grant Samuel analysis.[4]

[1] The companies selected have a variety of year ends and therefore the data presented for each company is the most recent annual historical result plus the subsequent two forecast years.

[2] Represents gross capitalisation divided by EBITDA.

[3] Represents gross capitalisation divided by EBIT (defined as earnings before net interest, income tax, and significant items).

A brief description for each company is set out below.

Teva Pharmaceutical Industries Ltd

Based in Israel, Teva Pharmaceutical Industries Ltd ("Teva") is one of the world's largest generic manufacturers, and is the market leader in the United States generic market. The acquisition of Sicor Inc ("Sicor") in January 2004 combined Teva's oral dose generic drugs franchise with Sicor's generic injectables business, giving Teva a footprint in the United States injectables market.

On 25 July 2005, Teva completed the acquisition of IVAX Corporation ("IVAX"), a generic pharmaceutical company with significant sales in the United States and Untied Kingdom. The acquisition reinforced Teva's global leadership in generic pharmaceutical products and its position as a major player in the global healthcare industry. The performance of the combined company is reflected in 2006 forecasts.

Teva's results for the first half of 2006 were strong as a result of the IVAX acquisition and the launch of a number of new products in the United States. Teva's launch of Simvastin, for the treatment of high cholesterol, was the largest generic product launch ever both in volume and dollar terms.

Baxter International Inc

Baxter is a global medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology, and strong market positions in the United States and Europe. Baxter's core operations are divided into three business segments: Medication Delivery, providing a range of intravenous solutions and specialty products including an expanding generic injectable portfolio; Bioscience, which develops critical therapies to treat chronic diseases and supporting services; and Renal, which develops products and services to treat end-stage kidney disease. For the year ending 31 December 2005 Medication Delivery, Bioscience and Renal accounted for 41%, 39% and 20% respectively of group sales.

In the year ended 31 December 2005, sales in the Bioscience and Renal divisions grew 10% and 3% respectively. The Medication Delivery business had a slight fall in revenues of 1%.

Following disappointing performance, new management was put in place in 2004, and a revision of operations to move the company back to the hospital supply business commenced. Results in the first half of 2006 were encouraging: cash flow strengthened, debt fell and the company has a better defined product pipeline.

Barr Pharmaceuticals Inc

Barr Pharmaceuticals Inc ("Barr") is a generic pharmaceutical company, with generic product sales accounting for 65% of group sales. Female healthcare is Barr's single largest category, and Barr is the leader in the oral contraceptive marketplace in the United States. Within the generic business, Barr focuses on developing oral dosage products with barriers to entry in the belief that they will be less affected by the increased competition and pricing pressures currently faced by the generic pharmaceutical industry. Barr also manufactures a range of proprietary pharmaceuticals.

Product sales for the year ended 30 June 2006 were US$1.3 billion, an increase of 13% over the previous year as a result of increases in sales of both generic and proprietary products.

On 27 June, 2006 Barr announced a bid to acquire Pliva d.d. ("Pliva"), a Croatian company, for approximately US$2.2 billion or HRK705 per share. On 30 June Barr increased its cash offer for Pliva to US$2.3 billion, which included the distribution of a dividend. On 4 September Actavis Group announced a counter offer for Pliva of US$2.5 billion or HRK795 per share. Barr announced a new cash offer to acquire Pliva on the 11 September of US$2.5 billion or HRK820 per share. The tender offer is expected to close on 11 October 2006.

[1] Grant Samuel analysis is based on data obtained from IRESS, Bloomberg, Annual Reports, company announcements and, in the absence of company provided financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

GRANT SAMUEL

If the acquisition is successful, the combination of Barr and Pliva will create the world's third largest generic pharmaceutical company with annual revenues of approximately US$2.5 billion. The combined company will utilise Barr's solid oral dosage form capabilities and Pliva's injectable and cream/ointment delivery technologies. The combined business is expected to have increased market potential in the United States and Europe and enhanced product opportunities as a result of expanded human resources and physical infrastructure in a lower cost environment.

Hospira Inc

Hospira is a leader in the development, manufacture and marketing of specialty injectable pharmaceutical products (generic and branded) and medical delivery systems that deliver drugs through intravenous fluids. The company is also a leading provider of contract manufacturing services of injectable pharmaceuticals to pharmaceutical and biotechnology companies. United States specialty injectable products and injectable contract manufacturing account for close to 40% of total group sales. United States medication delivery systems account for approximately 30% of total group sales. The remaining sales are split between Abbott Laboratories (manufacturing services) and international operations. Hospira was spun-off from Abbott Laboratories ("Abbott") in April 2004.

Although 2005 sales of US$2.6 billion were 0.7% lower than in 2004, the gross profit margin improved 2.6% due to a more favourable volume/product mix.

When Hospira was spun-off from Abbott in April 2004 it lost Abbott's corporate infrastructure and administrative functions. Hospira estimated that, over the 24 month period following the spin-off, it would incur total costs of around US$100 million to build its own corporate and international infrastructure. As of 31 December 2005, Hospira had incurred $78.4 million of these costs.

Mylan Laboratories Inc

Operating primarily within the United States generic and branded pharmaceutical market, Mylan's main therapeutic areas are cardiovascular and central nervous system. The generic division is by far the largest part of its business, accounting for 85% of group sales for the year ended 31 March 2006.

Revenues for the 2006 fiscal year fell 1% on the prior year. This fall was experienced in both the generic and branded segments. Continued pricing pressure, including the effect of increased competition, was the main reason for the fall in revenues and also impacted gross margins.

On 28 August 2006, Mylan announced an agreement to buy up to 71.5% of Matrix, an Indian manufacturer of active pharmaceutical ingredients ("API"). At Rs306 per share, the transaction value would be around US$736 million. The acquisition will bring an extensive API production capability to Mylan and should provide vertical integration opportunities. The acquisition will also provide Mylan with a lower cost of manufacturing through access to production facilities in India and China. The acquisition is not complete and as a result the effect of the acquisition is not included in the forecast earnings used to calculate earnings multiples.

Abraxis Bioscience Inc

On 28 November 2005, American Pharmaceutical Partners Inc ("APP") announced a merger with parent company American Bioscience Inc ("ABI") to form Abraxis Bioscience Inc ("Abraxis"). The merger was a 100% stock transaction and was completed on 18 April, 2006.

Abraxis operates primarily in North American, in two business segments. The first segment is the former ABI operations, which focus on development-stage biotechnology research, clinical progression and regulatory approval, primarily in products using its proprietary Nanoparticle Albumim Bound (nab™) technology platform. The former operations of APP represent the second segment. This segment is focused on late-stage development, manufacture and marketing of generic injectable pharmaceutical products and Abraxane (for the treatment of breast cancer following failure of chemotherapy or relapse).

The APP operations account for close to 100% of total net sales and in the year ending 31 December 2005 sales reached US$518 million.

Watson Pharmaceuticals Inc

Watson is a generic specialty pharmaceutical company, with all its sales generated in the United States. Watson's generic products currently account for over 80% of group sales. The remainder of sales are of branded products. The generics division is focused on difficult-to-produce, niche products for which there is less competition and higher margins. Watson's generic therapeutic areas include oral contraception and analgesics.

Sales in 2005 increased 3% from the previous year. While sales of branded products grew in 2005, the generics product sales were stagnant year on year. Margins fell in 2005 as a result of a shift in Watson's product mix from higher margin branded products to lower margin generic products. Watson has several ongoing programs to enhance operating efficiencies through its manufacturing operations and intends to expand its product development and manufacturing capabilities in Asia. Watson trades at the lower end of the range of trading multiples of its peers on an EBITDA basis. However, the large amount of amortisation expense on product rights and related intangibles means Watson trades in line with its US peers on the basis of forecast EBIT multiples.

On 13 March, 2006, Watson announced its intention to acquire Andrx for US$25 per share or approximately $1.9 billion in an all cash transaction. Andrx develops generic versions of oral controlled-release, niche and immediate-release pharmaceutical products. The acquisition supports Watson's goal of expanding its existing product portfolio and pipeline, while strengthening Watson's position in high value, specialised sustained-release technology. The deadline to close the transaction is 13 November 2006. The forecast earnings used for the calculation of earnings multiples set out above do not include the impact of the acquisition of Andrx.

Andrx Corporation

Andrx develops generic versions of oral controlled-release, niche and immediate-release pharmaceutical products and distributes pharmaceuticals (primarily generic) to independent pharmacies, pharmacy chains, pharmacy buying groups and physician's offices. In addition, Andrx has a small branded business.

Andrx's distribution business accounted for approximately 65% of group sales of US$1.0 billion in 2005, but produced a gross margin of 20% compared to the gross margin for the generics business of 28%. The branded business, which only accounts for a small proportion of group sales, had gross margins of 62% in 2005. Revenues and earnings fell in 2005 from the prior year due to increased price competition.

In September 2005 Andrx was placed on the FDA's watch list due to manufacturing deficiencies and product approvals have been put on hold. Andrx had previously received a warning in 2000 and further 'inspectional observations' in 2004.

Andrx is currently in takeover discussions with Watson as discussed above.

Par Pharmaceutical Companies, Inc

Operating in the United States, Par Pharmaceutical Companies, Inc ("Par") manufactures and distributes both generic and branded pharmaceuticals. Par's products are principally solid oral dosage form and are sold primarily through wholesalers, retail drug store chains, managed health care providers and pharmaceutical distributors by its internal sales staff. Par's areas of therapeutic focus include central nervous system, cardiovascular, anti-inflammatory and anti-bacterial.

In June 2004, Par acquired all the shares in Kali Laboratories. This acquisition strengthened Par's research and development capabilities, and the development pipeline. In December 2005, Par announced plans to acquire eight generic products from Teva, contingent on the Teva-Ivax acquisition being successful.

Increased competition adversely affected pricing and as a result reduced gross margins in 2005. Increased spending on research and development and legal fees associated with the launch of new products also reduced margins.

Multiples for Par should be viewed with caution. On 6 July 2006, Par notified the United States Securities and Exchange Commission that certain financial information for the years ended 31 December 2004 and 31 December 2005 may contain accounting errors. Historical information may need to be restated. As a result multiples based on forecast earnings should also be viewed with caution.

GRANT SAMUEL

Taro Pharmaceutical Industries Ltd

Taro Pharmaceutical Industries Ltd ("Taro") develops, manufactures and markets prescription and over-the-counter pharmaceutical products, primarily in the United States, Canada and Israel. Taro develops both generic and proprietary products. Taro's products include creams and ointments, tablets and capsules, mainly in the dermatological, cardiovascular and central nervous system therapeutic categories.

In 2004 the United States accounted for 87% of total sales, down from 90% the previous year. Total sales decreased 10% in the 2004 financial year, which the company attributed to wholesaler destocking. Cost of goods sold, selling, general and administration, and research and development expenses all increased in 2004. The largest increase in expenses was in selling, general and administration, which rose 26% from the prior year due to higher advertising and promotion of proprietary over-the-counter product lines, as well as the development of a larger sales force. The result was a fall in earnings. Forecasts for 2005, however, display a significant improvement on 2004. The improved performance is expected to reflect the launch of higher margin generic products and lower selling, general and administration expenses.

In August 2006 Taro announced that the release of its results for the year to 31 December 2005 will be delayed due to inaccuracies with the method Taro employs to estimate its accounts receivable reserves. The 2003 and 2004 results will also have to be restated. The company has until the 17 November 2006 to report on the accounting issues. As a result both historical and forecasted multiples should be viewed with care.

Gedeon Richter Ltd

Gedeon Richter Ltd ("Gedeon Richter"), based in Hungary, is one of the largest generic pharmaceutical companies in Emerging Europe. Gedeon is a leading player in Hungary and in Russia, the fastest growing major drug market in the world. Close to 75% of Gedeon Richter's sales are in Eastern Europe. Gedeon Richter has several original drug candidates in early stage research, including through a broad based research partnership with Forest Laboratories. Gedeon Richter's therapeutic specialty is steroids used in contraceptives.

Despite an increase in revenues and gross margins year on year in 2005, operating margins experienced a fall from 28.8% in 2004 to 26.9% in 2005. Improvements in product mix were offset by higher sales and marketing expenses.

Krka d.d.

Based in Slovenia, the main product offering of Krka d.d ("Krka") is generic pharmaceuticals in four key therapeutic areas: cardiovascular, infections, digestive tract and metabolism, and central nervous system. Krka also sells a small range of self-medication products, animal health and cosmetic products. Sales revenues are split relatively evenly between the regions of Slovenia, South-East Europe, East Europe, Central Europe and West Europe and overseas markets.

Revenues to 30 September 2005 increased 15% over the same period on the previous year. Margins also improved and the operating profit increased 42% relative to the prior period.

Zentiva NV

Listed on the Prague Stock Exchange in June 2004, Zentiva NV ("Zentiva") is one of the largest generic pharmaceutical companies in Central and Eastern Europe, with 42% of group sales generated from the Czech Republic. The company is experiencing strong sales growth in Poland and Russia. Zentiva develops, manufactures and markets branded generic products in therapeutic areas including cardiovascular, central nervous system, pain management, alimentary tract, gynaecology, urology and consumer healthcare.

On 15 September 2005, Zentiva announced its intention to acquire a 51% stake in S.C. Sicomed SA ("Sicomed"). By 20 January 2006 Zentiva had increased its stake to 74.9% of Sicomed. Sicomed is the leading generics company in Romania.

Sales in 2005 increased 11% over the previous year with organic growth of 9%. The integration of Sicomed, (now renamed Zentiva SA) has led to an unexpectedly high level of integration costs. However, Zentiva has reported that it is on track to complete a number of product launches in 2006.

Stada Arzneimittel

Stada Arzneimittel ("Stada") is the third largest generic pharmaceutical company in Germany and among the top 15 in the world. Stada develops and markets generics, branded products and specialty pharmaceuticals, with the generics division accounting for 70% of total group sales in 2005. The specialty pharmaceuticals division is the smallest core segment of Stada, accounting for only 2% of group sales with a current focus on oncology products. The company has a wide range of products on the market with its largest selling product accounting for only 6% of total sales. Stada has a strong presence in most European markets with Germany accounting for over half of group sales.

Both sales and net profit grew in 2005. Sales increased 25% from the previous year to reach EUR 1.0 billion. Organic growth accounted for 17% of the year on year increase. The first half of the 2006 financial year also saw strong growth rates with sales increasing 18% and net income rising 32% over the same period in the prior year.

On 14 July 2006 Stada announced its intention to acquire Serbian pharmaceuticals group Hemofarm a.d. Hemofarm a.d is a significant Eastern European generics supplier and its acquisition will assist Stada in the expansion of sales activities in Eastern Europe. The offer valued Hermofarm a.d at approximately EUR 490.8 million and was the largest takeover in Stada's history. The offer was announced successful on 9 August 2006 and the effect of the acquisition is included in the earnings forecasts on which earnings multiples have been based.

Pliva d.d.

Headquartered in Croatia, Pliva is a generic pharmaceutical company that derives the majority of its revenue in North America. Pliva's other major markets are Central and Eastern Europe and, to a lesser extent, Western Europe. Throughout 2004 and 2005 the company's focus was on streamlining and consolidating its generic operations. Restructuring costs have reduced the company's profitability. However, Pliva's exit from its proprietary business and a transition to a pure generics player are expected to improve these margins over time.

Pliva is currently the subject of a takeover offer by Barr, which is offering US$2.5 billion or HRK820 per share for Pliva. The tender offer period is expected to close on 11 October 2006.

EGIS Pharmaceuticals Ltd

The generic and proprietary products of EGIS Pharmaceuticals Ltd ("EGIS") cover a wide range of therapies. However, their sales are primarily generated from cardiovascular, central nervous system and respiratory systems products. EGIS' largest market is Hungary, where the company is domiciled, followed by CIS and Central and Eastern Europe.

In the financial year ended September 2005, sales increased 10% from the previous year. Central and Eastern Europe and CIS were the biggest contributors to this rise. Margins also improved substantially and the resulting net profit was 54% higher than the previous year.

Cipla Limited

Cipla Limited ("Cipla") generates half of its revenues in its local market, India. The remaining sales are primarily in the United States, Europe, South Africa, Australia and the Middle East. The majority of Cipla's revenues are generated from sales of tablet and capsule products. However, Cipla also sells a range of injectable/sterile solution products. The company has a presence across most therapeutic areas. Cipla's facilities are located around India and as a result the company enjoys a low cost structure. Cipla has one of the strongest generic pipelines in India with approximately 160 products in various development stages.

Sales for the fiscal year ended 31 March 2006 reached Rs29.9 billion, an increase of 33% over the previous year. Net earnings also rose from the previous year due to an improvement in margins. Cipla is planning on investing Rs6 billion in manufacturing capex in the next couple of years and enriching its product portfolio with complex technology drugs.

GRANT SAMUEL

Ranbaxy Laboratories Limited

Headquartered in India, Ranbaxy Laboratories Limited ("Ranbaxy") is India's largest pharmaceutical company in terms of revenue and profits. Ranbaxy has operations throughout India and the rest of the world and the United States is by far Ranbaxy's largest market, accounting for 32% of total revenues. Ranbaxy's main therapeutic areas are anti-infectives, anti-retrovirals, cardiovasculars, musculoskeletal, dermatologicals, gastrointestinals, central nervous system, respiratory, genitor-urinary and nutritionals.

A decline in revenues and profits in 2005 was primarily attributed to increased pricing pressure in the United States. Such pricing pressure is not expected to abate as the competition for global generics intensifies.

On 29 March, 2006, Ranbaxy acquired 96.7% of Terapia S.A ("Terapia"), a privately owned Romanian generic drug company, for US$324 million. Terapia is the largest independent generic company in Romania. The acquisition will boost Ranbaxy's presence in the fast growing CIS markets. The impact of this acquisition is included in the earnings forecasts upon which the earnings multiples are based.

Sun Pharmaceutical Industries Inc

Sun Pharmaceutical Industries Inc ("Sun") manufactures and markets generic specialty pharmaceuticals and active pharmaceutical ingredients for chronic therapy areas including cardiology, psychiatry, neurology, gastroenterology and diabetology. Over 60% of sales are in Sun's local market, India, with the remainder driven by exports, including the United States and Europe.

In the financial year ended 31 March 2005, Sun reported a 23% increase in sales over the prior period. Indian branded prescriptions increased 18%. However, the biggest increase in revenue related to export prescription products, which experienced a 40% increase in revenue. Sun has an extensive product pipeline and thus has a less risky earnings profile than other Indian generic companies. In addition, Sun has maintained margins above those of its peers and as a result trades multiples at the higher end of the range of earnings multiples of its Indian peers.

Wockhardt Limited

Wockhardt Limited ("Wockhardt") is an Indian biopharmaceutical and generic company with over half of its revenues generated in the United States and Europe. Wockhardt is currently developing intellectual property in bio-generic, oral/injectable novel drug delivery systems and new chemical entity research. In the domestic market, Wockhardt offers products at a substantial discount to its competition. In the overseas markets Wockhardt has adopted the inorganic route to build market presence.

Sales in the year ended 31 December 2005 reached Rs14.1 billion, an increase of 13% over the prior year. The United States and European markets contributed significantly to this growth. Historically, Wockhardt has traded at multiples of earnings at the lower end of the trading multiples of its Indian generic peers as a result of a number of disappointments. The company is currently addressing several challenges which include gaining approval for an injectables facility and pursuing growth in the United States market.

8

IMPLEMENTATION AGREEMENT

CLAYTON UTZ

Scheme Implementation Agreement

Mayne Pharma Limited
ACN 097 064 330
Mayne Pharma

Hospira Holdings (S.A.) Pty Ltd
ACN 121 147 019
Bidder

Hospira, Inc.
Guarantor

The Clayton Utz contacts for this document are
Rod Halstead and Jonathan Swain on +61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700

www.claytonutz.com

Our reference 11108/126/80047136

Table of contents

Scheme Implementation Agreement made on 20 September 2006

Parties

Mayne Pharma Limited ACN 097 064 330 of Level 3, 390 St Kilda Road, Melbourne, Victoria 3004 *("Mayne Pharma")*

Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 of Level 27, AMP Centre, 50 Bridge Street, Sydney, New South Wales 2000 *("Bidder")*

Hospira, Inc. of 275 North Field Drive, Dept 960, Lake Forest, IL 60045, United States *("Guarantor")*

Background

A. Bidder proposes to acquire all of the Mayne Pharma Shares for a cash consideration of A$4.10 per Mayne Pharma Share pursuant to a scheme of arrangement under section 411 of the Corporations Act.

B. Mayne Pharma has agreed to propose the Scheme and issue the Explanatory Memorandum at the request of Bidder and Guarantor and Mayne Pharma and Bidder have agreed to implement the Scheme on the terms and conditions of this document.

C. Guarantor has agreed to procure the performance by Bidder of its obligations under this document.

Operative provisions

1. Definitions and interpretations

1.1 Definitions

In this document:

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691.

"Bidder Announcement" means a press release in the form of Annexure C.

"Bidder Information" means all information regarding Bidder and its Related Bodies Corporate that is required by the Corporations Act and the Policy Statements to be included in the Explanatory Memorandum including all the information that would be required under section 636(1)(c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Bidder were offering the Scheme Consideration as consideration under a takeover bid.

"Bidder Warranties" means the representations and warranties made by Bidder in clause 9.1.

"Break Fee" means an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma Shares outstanding as at the date of this document).

"Business Day" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"Commitment Letter" means the commitment letter of Morgan Stanley Senior Funding, Inc. (the "Lender") addressed to Guarantor dated as of 14 September 2006 pursuant to which the Lender has committed to provide, in connection with the Scheme Consideration, credit facilities of up to US$1,925,000,000 in the aggregate, subject to the terms and conditions contained therein.

"Competing Bidder" means a person who makes or wishes to make a Competing Proposal, which the Mayne Pharma Board reasonably believes will be a Superior Proposal.

"Competing Proposal" means a proposed transaction or arrangement pursuant to which a person other than Bidder or any of its Related Bodies Corporate would, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a substantial part of the business of the Mayne Pharma Group;

(b) acquire a Relevant Interest in 50% or more of Mayne Pharma Shares or otherwise acquire control of Mayne Pharma or the Mayne Pharma Group within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge with Mayne Pharma whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure or other synthetic merger or any other transaction or arrangement.

"Confidentiality Agreement" means the confidentiality agreement between Mayne Pharma and Bidder dated 4 September 2006.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Court" means the Supreme Court of Victoria or such other court of competent jurisdiction as Mayne Pharma and Bidder agree in writing.

"Data Room" means the electronic Data Room established by Mayne Pharma to allow Bidder to undertake due diligence in respect of the Mayne Pharma Group.

"Deed Poll" means a deed poll to be executed by Bidder in favour of Mayne Pharma Shareholders, substantially in the form set out in Annexure B or in such other form as Mayne Pharma and Bidder agree in writing.

"Disclosure Letter" means the letter executed by Mayne Pharma and given to Bidder immediately before execution of this document.

"Effective" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"**Effective Date**" means the date on which the Scheme becomes Effective.

"**End Date**" means 31 January 2007 or such later date agreed by the parties in writing.

"**Explanatory Memorandum**" means the explanatory memorandum to be prepared by Mayne Pharma in respect of the Scheme in accordance with the terms of this document and to be despatched to Mayne Pharma Shareholders.

"**First Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"**Foreign Investment Condition**" means the condition set out in clause 3.1(a).

"**Government Authority**" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States of America, as amended.

"**Implementation Date**" means the date which is three Business Days after the Record Date or such other date as Mayne Pharma and Bidder agree in writing.

"**Independent Expert**" means the independent expert to be engaged by Mayne Pharma to express an opinion on whether the Scheme is in the best interests of Mayne Pharma Shareholders.

"**Independent Expert's Report**" means the report from the Independent Expert commissioned by the Mayne Pharma Board after announcement of the transactions contemplated by this document.

"**Insolvency Event**" means in relation to Bidder or Guarantor any event which is equivalent in Bidder's or Guarantor's place of incorporation to any of the events referred to in paragraphs (j) to (o) of the definition of Mayne Pharma Prescribed Occurrence.

"**Listing Rules**" means the official listing rules of ASX.

"**Lock-up Period**" means the period commencing on the date of this document and ending on the earlier of:

(a) the date this document is terminated in accordance with its terms; and

(b) the Implementation Date.

"**Mayne Pharma Announcement**" means an announcement in the form of Annexure D.

"**Mayne Pharma Board**" means the board of directors of Mayne Pharma.

"**Mayne Pharma Group**" means Mayne Pharma and each Subsidiary.

"**Mayne Pharma Information**" means all information included in the Explanatory Memorandum, other than the Bidder Information.

"**Mayne Pharma Material Adverse Change**" means any event, occurrence or matter which individually or when aggregated with all such events, occurrences or matters:

(a) diminishes, or could reasonably be expected to diminish (whether now or in the future) consolidated net assets of the Mayne Pharma Group by an amount of at least 10% of the consolidated net tangible assets of the Mayne Pharma Group as disclosed in its consolidated audited balance sheet as at 30 June 2006; or

(b) diminishes, or could reasonably be expected to diminish (whether now or in the future) the consolidated net profit after tax of the Mayne Pharma Group in each of the financial years ending 30 June 2007, 30 June 2008 and 30 June 2009 by an amount of at least $7,000,000 (which amount shall be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this document which has or could reasonably be expected to have a positive effect in each of the three aforementioned financial years); or

(c) either have the result that the Mayne Pharma Group is unable to carry on its business in substantially the same manner as carried on as at the date of this document or which otherwise materially and adversely affects the prospects of the Mayne Pharma Group,

other than an event, occurrence or matter:

(d) which relates to changes in prices of products sold by the Mayne Pharma Group in response to changes in market conditions consistent with past practice;

(e) required to be done or procured by the Mayne Pharma Group pursuant to this document or the Scheme; or

(f) fairly disclosed in the Disclosure Letter.

"**Mayne Pharma Option**" means an option to acquire a Mayne Pharma Share under the Mayne Pharma Executive Share Option Plan.

"**Mayne Pharma Prescribed Occurrence**" means the occurrence of any of the following events:

(a) Mayne Pharma converts all or any of its securities into a larger or smaller number of securities;

(b) Mayne Pharma or a Subsidiary resolves to reduce its capital in any way;

(c) Mayne Pharma or a Subsidiary:

 (i) enters into a buyback agreement; or

 (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act.

(d) Mayne Pharma or a Subsidiary issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option except where:

(i) a Mayne Pharma Option is issued under the Mayne Pharma Executive Share Option Plan pursuant to the terms of a service contract or other binding commitment between Mayne Pharma and any of its employees or prospective employees and that service contract or other binding commitment has been fairly disclosed to Bidder in the Data Room or the Disclosure Letter; or

(ii) a Mayne Pharma Share is issued on the exercise of a Mayne Pharma Option, where that Mayne Pharma Option was issued before the date of this document or in accordance with paragraph (d)(i) above;

(e) Mayne Pharma or a Subsidiary issues, or agrees to issue, convertible notes or any other security convertible into shares;

(f) Mayne Pharma agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital (other than the dividend of 1.5 cents per share declared in respect of the financial year ended 30 June 2006 and payable on 5 October 2006 to Mayne Pharma Shareholders of record on 25 September 2006);

(g) Mayne Pharma or a Subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(h) without the prior written consent of Bidder (which shall not be unreasonably withheld), Mayne Pharma or a Subsidiary acquires or disposes of or agrees to acquire or dispose of, any asset (excluding trading stock) or business, or agrees to form a business combination, or assumes or agrees to assume any liability (excluding trade creditors), where the aggregate of the amounts involved in any such acquisition, disposal or business combination and liability assumed exceed $20,000,000 or exceed $10,000,000 in the case of an individual acquisition, disposal, business combination or assumption of liability except for the commitments which have been fairly disclosed to Bidder in the Disclosure Letter;

(i) Mayne Pharma or a Subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(j) Mayne Pharma or a Subsidiary resolves that it be wound up;

(k) a liquidator or provisional liquidator of Mayne Pharma or a Subsidiary is appointed;

(l) a court makes an order for the winding up of Mayne Pharma or a Subsidiary;

(m) an administrator of Mayne Pharma, or of a Subsidiary, is appointed under sections 436A, 436B or 436C of the Corporations Act;

(n) Mayne Pharma or a Subsidiary executes a deed of company arrangement;

(o) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Mayne Pharma or a Subsidiary;

(p) the level of the Mayne Pharma Group's consolidated monthly indebtedness increases by more than $20,000,000 as compared with its consolidated average monthly indebtedness over the three months before the date of this document; or

(q) except as required by law or otherwise permitted under this document or with the prior written consent of Bidder, any member of the Mayne Pharma Group:

(i) increases the remuneration of, or pays any bonus or issues any securities to, or otherwise varies the employment arrangements with, any of its directors or executives other than the issue of Mayne Pharma Options or Mayne Pharma Shares in the circumstances described in paragraph (d)(i) or (d)(ii) above or as fairly disclosed in the Disclosure Letter;

(ii) accelerates the rights of any of its directors or executives to benefits of any kind; or

(iii) pays or agrees to pay a director or executive a termination payment (including a "golden parachute"), other than as provided for in an existing employment contract fairly disclosed to Bidder in the Data Room or the Disclosure Letter,

and for the purposes of this subparagraph (q) a reference to an executive is a reference to a person designated as a level 1 or level 2 executive within the Mayne Pharma Group.

"Mayne Pharma Shareholder" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"Mayne Pharma Shares" means fully paid ordinary shares in the capital of Mayne Pharma.

"Mayne Pharma Share Register" means the register of members of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"Mayne Pharma Share Registry" means Link Market Services, Level 4, 333 Collins Street, Melbourne, Victoria.

"Mayne Pharma Warranties" means the representations and warranties made by Mayne Pharma in clause 9.3.

"Option Price" means, in respect of a Mayne Pharma Option, the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma Option.

"Policy" means the directors and officers insurance policy effected by Mayne Pharma at the date of this document and which presently expires on 18 November 2006.

"Policy Statements" means all policy statements and practice notes published by ASIC and in force at the date of this document.

"Record Date" means 11.00pm on the date which is five Business Days after the Effective Date.

"Regulatory Conditions" means the Conditions set out in clauses 3.1(h), 3.1(i) and 3.1(j).

"Related Body Corporate" has the meaning given in the Corporations Act.

"Relevant Interest" has the meaning given in the Corporations Act.

"Representative" means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.

"**Scheme**" means a scheme of arrangement under part 5.1 of the Corporations Act between Mayne Pharma and the Scheme Shareholders substantially in the form set out in Annexure A or in such other form as Mayne Pharma and Bidder agree in writing.

"**Scheme Consideration**" means the amount of A$4.10 cash in respect of each Scheme Share.

"**Scheme Meeting**" means the meeting to be convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act.

"**Scheme Shareholder**" means each person who holds Scheme Shares.

"**Scheme Share**" means a Mayne Pharma Share on issue on the Record Date.

"**Second Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"**Subsidiary**" means a Subsidiary of Mayne Pharma within the meaning given to that term in the Corporations Act.

"**Superior Proposal**" means a Competing Proposal which:

(a) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the Competing Proposal and the person or persons making it; and

(b) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Scheme Shareholders than the transactions contemplated by this document.

"**Timetable**" means the indicative timetable in relation to the Scheme set out in Schedule 1, or such other indicative timetable as may be agreed in writing by the parties.

"**US Trade Laws**" means the US Export Administration Regulations or any of the various sanction programs administered by the US Treasury Department's Office of Foreign Asset Control.

1.2 Interpretation

In this document headings and words in bold are for convenience only and do not affect the interpretation of this document and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word "**including**" or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this document) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this document, and a reference to this document includes all schedules, exhibits, attachments and annexures to it;

(h) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re-enactments and replacements;

(i) a reference to a "**liability**" incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(j) a reference to a "**loss**" incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all legal expenses (on a full indemnity basis without necessity of taxation) and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(k) a reference to "**$**" or "**dollar**" is to Australian currency; and

(l) this document must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this document which requires a party to use best endeavours or reasonable endeavours to procure that something is performed or occurs does not include any obligation:

(a) to pay any money or to provide any financial compensation, valuable consideration or any other incentive to or for the benefit of any person; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority,

except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Obligations in relation to Scheme

2.1 Mayne Pharma to propose Scheme

Subject to Bidder complying with its obligations under clause 6.4, Mayne Pharma agrees to propose the Scheme on and subject to the terms and conditions of this document.

2.2 Scheme Consideration

Bidder covenants in favour of Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders) that, in consideration for the transfer to Bidder of Scheme Shares held by Scheme Shareholders under the terms of the Scheme, Bidder will provide the Scheme Consideration to Scheme Shareholders in accordance with the terms of the Scheme.

3. Conditions precedent

3.1 Conditions

The obligations of Mayne Pharma under clause 4.1(i) and of Bidder under clause 4.2(h) do not become binding on the parties and the Scheme must not take place until each of the following conditions has been fulfilled or waived in accordance with clause 3.6:

(a) either:

(i) the Treasurer of the Commonwealth of Australia (the "**Treasurer**") or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Bidder that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the proposed acquisition by Bidder of the Mayne Pharma Shares; or

(ii) the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the proposed acquisition by Bidder of the Mayne Pharma Shares;

(b) Mayne Pharma Shareholders approve the Scheme by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(c) no Mayne Pharma Material Adverse Change occurs after the date of this document and before 8.00am on the Second Court Date;

(d) no Mayne Pharma Prescribed Occurrence occurs or (in the case of a Mayne Pharma Prescribed Occurrence not disclosed in the Disclosure Letter) becomes known to Bidder after the date of this document and before 8.00am on the Second Court Date;

(e) the Mayne Pharma Warranties are true and correct in all material respects on the date of this document and as at 8.00am on the Second Court Date;

(f) the Bidder Warranties are true and correct in all material respects on the date of this document and as at 8.00am on the Second Court Date;

(g) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(h) the waiting period and any extension thereof applicable to the Scheme under the HSR Act shall have been terminated or shall have expired;

(i) no Government Authority has undertaken a judicial proceeding seeking to enjoin, restrain or otherwise prohibit or impose conditions on the Scheme which remain in effect as at 8.00am on the Second Court Date;

(j) no Government Authority has issued an order, decree or ruling prohibiting or imposing conditions on the Scheme which remains in effect as at 8.00am on the Second Court Date; and

(k) prior to the Second Court Date Mayne Pharma has confirmed in writing to Bidder that each member of the Mayne Pharma Group has, in relation to each contract to which it is party that, if that contract continued on its current terms after the Effective Date would require Bidder, any Related Body Corporate of Bidder or any of their respective officer or employees to act in a manner inconsistent with the US Trade Laws (each a "**Regulated Contract**"), either:

(i) amended the terms of the Regulated Contract conditional on the Scheme becoming Effective and on terms approved by the Bidder (such approval not unreasonably to be withheld) so that Regulated Contract ceases to involve or relate to, directly or indirectly, any destination or entity the target of US Trade Laws; or

(ii) taken all steps within its power to terminate the Regulated Contract.

3.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this document:

(a) Mayne Pharma must use all reasonable endeavours to ensure that the Conditions set out in clauses 3.1(c) and 3.1(d) continue to be satisfied at all times until 8.00am on the Second Court Date, that the Condition set out in clause 3.1(e) is satisfied as at the times set out in that clause and that the Condition set out in clause 3.1(k) is satisfied;

(b) Bidder must use all reasonable endeavours to ensure that the Condition set out in clause 3.1(f) is satisfied at the times set out in that clause; and

(c) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, this document or is required by law.

3.3 Obligations in relation to Foreign Investment Condition

Each party must use all reasonable endeavours to ensure that the Foreign Investment Condition is satisfied as soon as practicable after the date of this document and in particular:

(a) Bidder must as soon as practicable prepare and, subject to clause 3.3(c), lodge, all notices and other documents required to be given for the purposes of procuring the satisfaction of the Foreign Investment Condition;

(b) Mayne Pharma must promptly provide to Bidder all information reasonably required by Bidder for the purposes of preparing the documents referred to in clause 3.3(a);

(c) Bidder must provide to Mayne Pharma a draft of each document which it has prepared under this clause 3.3 and a reasonable opportunity to comment on that draft;

(d) Bidder must provide to Mayne Pharma a copy of each notice given, application made and all other information supplied to a Government Authority or any third party, and each notice or request received from a Government Authority or any third party in connection with procuring the satisfaction of the Foreign Investment Condition; and

(e) Bidder must notify Mayne Pharma of any meetings to be held with a Government Authority for the purposes of procuring the satisfaction of the Foreign Investment Condition and permit its advisers to be present at such meeting.

3.4 Obligations in relation to Regulatory Conditions

Each party must use all reasonable endeavours to ensure that the Regulatory Conditions are satisfied as soon as practicable after the date of this document and in particular:

(a) Mayne Pharma and Bidder must each, as soon as practicable after the date of this document, file or cause to be filed with the US Federal Trade Commission and the US Department of Justice any notifications required under the HSR Act with respect to the transactions contemplated by the Scheme provided that Mayne Pharma and Bidder must each file the notification under the HSR Act within 10 Business Days after the date of this document;

(b) Mayne Pharma and Bidder must use reasonable endeavours to respond promptly to any request for additional information made by such agencies and to cause the waiting period and any extensions thereof under the HSR Act to terminate or expire at the earliest possible date after the filing date;

(c) Mayne Pharma and Bidder must each, as soon as practicable after the date of this document file or cause to be filed with each other Government Authority any notifications required with regard to the transactions contemplated by the Scheme; and

(d) Mayne Pharma, Bidder and Guarantor must each take, and must cause each of their respective subsidiaries to take, any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation law that may be asserted by the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Government Authority with respect to the Scheme and the transactions contemplated by the Scheme so as to enable the Regulatory Conditions to be satisfied as soon as reasonably possible, including proposing, negotiating, committing to and effecting, by consent, decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Mayne Pharma, Bidder, Guarantor (and each of their respective subsidiaries) respectively, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which would otherwise have the effect of preventing or delaying the satisfaction of the Regulatory Conditions provided that:

   (i) nothing in this document will require Mayne Pharma, Bidder or Guarantor (or any of their respective subsidiaries) to sell, divest or dispose of any products or other assets before the Scheme becomes Effective or to undertake or commit to do so unless such undertaking or commitment is conditional on the Scheme becoming Effective; and

   (ii) nothing in this document will require Mayne Pharma, Bidder or Guarantor (or any of their respective subsidiaries) to sell, divest, or dispose of any products or other assets that accounted for in excess of A$40,000,000 in aggregate for all such products or assets to be sold, divested or disposed of by Mayne Pharma, Bidder or Guarantor (or their respective subsidiaries) in net sales in the United States for the year ended 30 June 2006 (for Mayne Pharma or its subsidiaries) or 31 December 2005 (for Bidder or Guarantor or their respective subsidiaries).

   If products or assets of Bidder, Guarantor or Mayne Pharma (or their respective subsidiaries) are sold pursuant to this provision, then Bidder, Guarantor or Mayne Pharma (as the case may be) will receive the proceeds of such divestiture and there will be no change to the Scheme Consideration.

3.5 Notice in relation to satisfaction of Conditions

Each party must in relation to any Condition notify the other party in writing upon becoming aware of:

(a) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(b) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

3.6 Benefit and waiver of Conditions

(a) The Condition in clause 3.1(f) is for the benefit of Mayne Pharma and may only be waived by Mayne Pharma by notice in writing to Bidder.

(b) The Conditions in clauses 3.1(c), 3.1(d), 3.1(e), 3.1(i) and 3.1(k) are for the benefit of Bidder and may only be waived by Bidder by notice in writing to Mayne Pharma.

(c) The Conditions in clauses 3.1(a), 3.1(b), 3.1(g), 3.1(h), and 3.1(j) are for the benefit of both parties and may not be waived.

3.7 Failure of Conditions

A party is entitled to terminate this document by notice in writing to the other party if any Condition that is stated in clause 3.6 to be for the benefit of the first party (whether or not the Condition is also stated to be for the benefit of other parties):

(a) becomes incapable of satisfaction; or

(b) has not been satisfied or waived in accordance with clause 3.6 before the End Date.

4. Implementation of Scheme

4.1 Mayne Pharma's obligations

Mayne Pharma must take all steps reasonably necessary to implement the Scheme as soon as is reasonably practicable after the date of this document and so as to complete the transaction substantially in accordance with the Timetable, and in particular Mayne Pharma must:

(a) prepare the Explanatory Memorandum in accordance with the requirements of the Corporations Act and the Policy Statements, provide a draft to Bidder and provide Bidder with a reasonable opportunity to provide suggested amendments to that draft prior to the provision of a draft to ASIC under clause 4.1(c)(i) and if such suggested amendments relate to the Bidder Information, Mayne Pharma must consider in good faith such suggested amendments unless such suggested amendments would render the Explanatory Memorandum misleading or deceptive;

(b) promptly appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's report for inclusion in the Explanatory Memorandum;

(c) as soon as reasonably practicable but no later than 14 days before the First Court Date provide an advanced draft of the Explanatory Memorandum:

  (i) to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act; and

  (ii) to Bidder;

(d) apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(e) provided the confirmation referred to in clause 4.2(c) has been received, lodge all documents with the Court and take all other reasonable steps to ensure that, an application is heard by the Court for an order under section 411(1) of the Corporations Act directing Mayne Pharma to convene the Scheme Meeting;

(f) request ASIC to register the explanatory statement included in the Explanatory Memorandum in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(g) take all reasonable steps necessary to comply with the orders of the Court including, as required, dispatching the Explanatory Memorandum to the Mayne Pharma Shareholders and convening and holding the Scheme Meeting;

(h) if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act apply to the Court for orders approving the Scheme;

(i) if the Scheme is approved by the Court:

  (i) promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

  (ii) close the Mayne Pharma Share Register as at the Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

  (iii) promptly register all transfers of Scheme Shares to Bidder in accordance with the Scheme; and

  (iv) promptly do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme; and

(j) from the First Court Date until the Implementation Date, promptly inform Bidder if it becomes aware that the Explanatory Memorandum contains a statement which is misleading or deceptive in a material respect or contains a material omission.

4.2 Bidder's obligations

Bidder must take all steps reasonably necessary to assist Mayne Pharma to implement the Scheme as soon as is reasonably practicable and so as to complete the transaction substantially in accordance with the Timetable and in particular Bidder must:

(a) provide to Mayne Pharma the Bidder Information in a form appropriate for inclusion in the Explanatory Memorandum;

(b) promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Explanatory Memorandum;

(c) as soon as reasonably practicable after receipt from Mayne Pharma of a draft of the Explanatory Memorandum in accordance with clause 4.1(a) provide any suggested changes to the Bidder Information in that draft;

(d) as soon as reasonably practicable after receipt from Mayne Pharma of the draft of the Explanatory Memorandum provided in accordance with clause 4.1(c), either:

(i) confirm in writing to Mayne Pharma that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission; or

(ii) provide to Mayne Pharma the changes required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive and does not contain any material omission;

(e) provide to Mayne Pharma all such further or new information of which Bidder becomes aware after the Explanatory Memorandum has been despatched until the date of the Scheme Meeting that is required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission;

(f) prior to the First Court Date, enter into the Deed Poll and deliver the executed Deed Poll to Mayne Pharma;

(g) procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Bidder will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this document and the Scheme; and

(h) if the Scheme becomes Effective, provide the Scheme Consideration on the Implementation Date in accordance with the Scheme.

4.3 Reconstitution of Mayne Pharma Board

As soon as practicable after implementation of the Scheme Mayne Pharma will use its reasonable endeavours to:

(a) take all actions necessary to procure that any director of a Subsidiary as designated by Bidder in writing and each director of Mayne Pharma in office on the Implementation Date resigns their office; and

(b) cause the appointment to the Mayne Pharma Board and to the boards of each Subsidiary of such number of persons as nominated by Bidder, subject to those persons having provided a consent to act as directors of the relevant companies.

4.4 Mayne Pharma Options

Mayne Pharma must use all reasonable endeavours to procure by no later than five Business Days prior to the Second Court Date, that:

(a) each holder of a Mayne Pharma Option enters into a binding agreement, on terms approved by Bidder acting reasonably and conditional on the Scheme becoming Effective, whereby each holder of Mayne Pharma Options agrees to the cancellation of such Mayne Pharma Options in return for the Option Price; and

(b) each person disclosed in the Disclosure Letter as being contractually entitled to receive a grant of Mayne Pharma Options enters into a binding agreement, on terms approved by Bidder acting reasonably and conditional on the Scheme becoming Effective, whereby each such person agrees to give up such entitlement on terms consistent with those provided to holders of Mayne Pharma Options under clause 4.4(a).

Mayne Pharma agrees that, on request from Bidder, Bidder be reasonably consulted on, and be permitted to attend, any discussion or negotiations with holders of Mayne Pharma Options with a view to facilitating the entry into such binding agreements.

5. Conduct of business and requests for access

5.1 Conduct of business

From the date of this document to the Implementation Date, Mayne Pharma must use all reasonable endeavours to procure that the Mayne Pharma Group conducts its businesses in the ordinary course except in relation to any matter required to be done or procured by Mayne Pharma pursuant to, or which is otherwise permitted by, this document or the Scheme or the undertaking of which Bidder has approved in writing, such approval not to be unreasonably withheld or delayed.

5.2 Requests for access

From the date of this document to the Implementation Date, Mayne Pharma will in good faith, on request from Bidder, provide to Bidder reasonable access at reasonable times, to:

(a) members of the Mayne Pharma Executive Committee and to such other personnel as are reasonably approved by the Executive Committee; and

(b) records and premises of the Mayne Pharma Group, unless the provision of any such access is prohibited by law.

5.3 Aguadilla

As soon as practicable after execution of this document, Mayne Pharma will provide access to the site at Aguadilla to Bidder personnel for a reasonable period to allow Bidder to evaluate its intentions for that site if the Scheme becomes effective provided that access will be restricted to those persons who reasonably require access for this purpose. Mayne Pharma further agrees that it will not dispose of the Aguadilla site without the prior written consent of Bidder, such consent not unreasonably to be withheld.

6. Recommendation, intentions and announcements

6.1 Mayne Pharma Board recommendation

The Mayne Pharma Board must, in the Mayne Pharma ASX Announcement and in the Explanatory Memorandum, unanimously recommend that Mayne Pharma Shareholders vote in favour of the Scheme subject to:

(a) no Superior Proposal being made;

(b) the Scheme Consideration being within or above the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report; and

(c) the Independent Expert concluding that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.2 Mayne Pharma Director intentions

Mayne Pharma must use its best endeavours to procure that each Mayne Pharma Director announces in the Mayne Pharma ASX Announcement and in the Explanatory Memorandum his or her intention to vote in favour of the Scheme any Mayne Pharma Shares in which they have a Relevant Interest and in respect of which they have power to vote and agrees to the cancellation of any Mayne Pharma Options they hold in return for the Option Price, subject to:

(a) no Superior Proposal being made;

(b) the Scheme Consideration being within or above the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report; and

(c) the Independent Expert concluding that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.3 Change of recommendation or intentions

The Mayne Pharma Board may change its recommendation and any Mayne Pharma Director may announce his or her intention to vote any Mayne Pharma Shares in which they have a Relevant Interest against the Scheme or to abstain from voting on the Scheme if:

(a) a Superior Proposal is made;

(b) the Scheme Consideration is below the assessed valuation range of Mayne Pharma Shares set out in Independent Expert's Report; or

(c) the Independent Expert does not conclude that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.4 Announcements

Immediately after the execution of this document, Mayne Pharma must issue the Mayne Pharma Announcement to the ASX and Bidder must issue the Bidder Announcement.

7. Lock-up arrangements

7.1 No shop

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder solicit or invite any Competing Proposal or initiate discussions with any third party which may reasonably be expected to lead to a Competing Proposal.

7.2 No talk and no due diligence

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a third party for the purposes of enabling that party to make a Competing Proposal,

unless:

(c) the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

(d) the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the Confidentiality Agreement.

7.3 No commitments

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder enter into any deed, arrangement or understanding in relation to a Competing Proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the transactions subject of this document unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the Competing Proposal is a Superior Proposal.

7.4 Competing Proposals

If Mayne Pharma receives a Competing Proposal which is a Superior Proposal, it must not accept that Competing Proposal or recommend that Competing Proposal to its shareholders until the expiry of three days after it has informed Bidder of the full terms of the Competing Proposal and the identity of the Competing Bidder and given Bidder the opportunity to match the Competing Proposal.

7.5 Break Fee

Subject to clause 7.6, Mayne Pharma must pay Bidder the Break Fee, without withholding or set off, in the following circumstances:

(a) if a Competing Proposal is announced and consummated at any time between the date of this document and the first anniversary of the date of this document;

(b) unless the Scheme Consideration is below the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report or the Independent Expert concludes that the Scheme is not in the best interests of Mayne Pharma Shareholders if any two directors of Mayne Pharma change their recommendation of the Scheme or recommend, support or endorse a Competing Proposal or if the chairman of Mayne Pharma does any of those things; or

(c) Mayne Pharma is in material breach of this document (and if the breach is a breach of a clause referred to in clause 10.1(b)(i) the circumstances giving rise to the breach have not been remedied by the end of the period specified in clause 10.1(b)(i)) provided that Mayne Pharma is not obliged to make any payment under this clause 7.5(c) if Mayne Pharma terminates this document under clause 10.2(b)(i), 10.2(b)(ii) or 10.2(b)(iii).

Mayne Pharma must pay the Bidder the Break Fee within five Business Days of receiving a written demand from Bidder for payment of the Break Fee except in the case of a payment under clause 7.5(c) in which case Mayne Pharma must pay the Break Fee within five Business Days after the later of:

(d) Bidder terminating this document as a result of the breach by Mayne Pharma; and

(e) the Scheme Meeting.

7.6 Compliance with law

If a court or the Takeovers Panel determines that any part of the Break Fee:

(a) constitutes, or would if performed constitute:

  (i) a breach of the fiduciary or statutory duties of the Mayne Pharma Board; or

  (ii) unacceptable circumstances within the meaning of the Corporations Act; or

(b) would, if paid, be unlawful for any reason,

then Mayne Pharma will not be obliged to pay such part of the Break Fee and, if the Break Fee has already been paid, then Bidder must within five Business Days after receiving written demand from Mayne Pharma refund that part of the Break Fee to Mayne Pharma.

8. Liability of directors and employees

8.1 Liability of directors and employees

Each party releases all rights against, and agrees that it will not make any claim against, each past or present director and employee of the other party in relation to information provided to the first party in relation to the transactions contemplated by this document to the extent that such director or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

8.2 Directors' and officers' insurance

Bidder acknowledges that Mayne Pharma will:

(a) by no later than 18 November 2006 arrange for the cover provided under the Policy to be extended for a further period of 12 months to expire on 18 November 2007; and

(b) by no later than the Implementation Date arrange for the cover provided under the Policy to be amended so as to provide run off cover, retroactive to 18 November 2005, for a seven year period from the end of the term of the Policy, as extended pursuant to clause 8.2(a) above, that is until 18 November 2014, and will also by the Implementation Date pay all premiums required so as to ensure that insurance cover is provided under the Policy on those terms until that date. The extension of cover will be on terms that such extension cannot be amended to the detriment of the insureds or cancelled by any insured or the insurer under the Policy.

8.3 Obligations in relation to directors' and officers' insurance

From the Implementation Date, Mayne Pharma must not:

(a) vary or cancel; or

(b) unless required under the Policy, commit any act or omission that may prejudice any claim by a director or officer of Mayne Pharma under the Policy as extended pursuant to clause 8.2(b) above.

Nothing in clause 8.2 or clause 8.3 shall require Bidder or Mayne Pharma to incur any additional premium after the Implementation Date or require Mayne Pharma to not fulfil its contractual obligations under the Policy.

9. Representations, warranties and indemnities

9.1 Bidder representations and warranties

Each of Bidder and Guarantor represents and warrants to Mayne Pharma (on its own behalf and separately as trustee for each Representative of Mayne Pharma):

(a) as at the date of this document and as at the Second Court Date that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) Guarantor has entered into the Commitment Letter;

(iii) the execution and delivery of this document by Bidder and of this document and the Commitment Letter by Guarantor have been properly authorised by all necessary corporate action and Bidder and Guarantor respectively have full corporate power and lawful authority to execute and deliver this document and the Commitment Letter and to perform or cause to be performed their obligations under this document and the Commitment Letter;

(iv) this document and the Commitment Letter constitute legal, valid and binding obligations on it and Guarantor respectively and this document and the Commitment Letter do not result in a breach of or default under the constitution or equivalent constituent documents of Bidder or any of its Related Bodies Corporate; and

(v) it is aware that Mayne Pharma and its Representatives will rely on the Bidder Information for the purposes of preparing the Explanatory Memorandum and proposing the Scheme in accordance with the requirements of the Corporations Act;

(b) as at the First Court Date that the Bidder Information in the form and context approved or amended by Bidder under clause 4.2(d) is not misleading or deceptive in any material respect and does not contain any material omission; and

(c) on each date from the First Court Date until the Implementation Date, that Bidder has complied with its obligations under clause 4.2(e).

9.2 Bidder indemnity

Bidder indemnifies Mayne Pharma against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Bidder in clause 9.1.

9.3 Mayne Pharma representations and warranties

Mayne Pharma represents and warrants to Bidder (on its own behalf and separately as trustee for each Representative of Bidder):

(a) as at the date of this document and as at the Second Court Date that:

(i) Mayne Pharma is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery of this document by Mayne Pharma has been properly authorised by all necessary corporate action and Mayne Pharma has full corporate power and lawful authority to execute and deliver this document and to perform or cause to be performed its obligations under this document;

(iii) this document constitutes legal, valid and binding obligations on Mayne Pharma and this document does not result in a breach of or default under the constitution of Mayne Pharma or any Subsidiary;

(iv) Mayne Pharma is not and has not been in breach of its continuous disclosure obligations under the Listing Rules; and

(v) since the date of the last consolidated audited accounts of the Mayne Pharma Group and prior to the date of this document, there has not been any Mayne Pharma Material Adverse Change;

(b) as at the date of this document there are:

(i) 640,655,416 Mayne Pharma Shares on issue;

(ii) 11,170,000 Mayne Pharma Options on issue as described in the Disclosure Letter; and

(iii) legal obligations upon Mayne Pharma to issue 455,000 Mayne Pharma Options as described in the Disclosure Letter,

and except as set out in clause 9.3(b) Mayne Pharma has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Mayne Pharma securities;

(c) the Mayne Pharma Information in the Explanatory Memorandum does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Mayne Pharma to the court's satisfaction by the Second Court Date); and

(d) on each date from the First Court Date until the Implementation Date, Mayne Pharma has complied with its obligations under clause 4.1(j).

9.4 Mayne Pharma indemnity

Mayne Pharma indemnifies Bidder against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Mayne Pharma in clause 9.3.

9.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 9.

9.6 Status of representations and warranties

Each representation and warranty in this clause 9:

(a) is severable;

(b) will survive the termination of this document; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this document.

9.7 Status and enforcement of indemnities

Each indemnity in this document:

(a) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this document;

(b) is given to the party to which it is expressed to be given, and as trustee for each Representative of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by a Representative of that party.

It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this document.

10. Termination

10.1 Termination by Bidder

Bidder may terminate this document at any time before 8.00am on the Second Court Date:

(a) in accordance with clause 3.7; or

(b) by notice in writing to Mayne Pharma if:

(i) Mayne Pharma is in material breach of any of clause 3, clause 4.1 or clause 5 of this document before that time, provided that Bidder is only entitled to terminate if it has given notice to Mayne Pharma setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) from the time such notice is received by Mayne Pharma;

(ii) Mayne Pharma is in breach of clause 6.1, clause 6.2 or clause 7 of this document;

(iii) there is a breach of any of the Mayne Pharma Warranties; or

(iv) the Mayne Pharma Board changes its recommendation in relation to the Scheme, for any reason, whether or not permitted to do so under this document.

10.2 Termination by Mayne Pharma

Mayne Pharma may terminate this document at any time before 8.00am on the Second Court Date by notice in writing to Bidder:

(a) in accordance with clause 3.7; or

(b) by notice in writing to Bidder if:

(i) Bidder or Bidder Guarantor is in material breach of either clause 3 or clause 4.2 of this document before that time, provided that Mayne Pharma is only entitled to terminate if it has given notice to Bidder setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) from the time such notice is received by Bidder;

(ii) an Insolvency Event occurs in relation to Bidder or Bidder Guarantor;

(iii) there is a breach of any of the Bidder Warranties; or

(iv) the Mayne Pharma Board recommends to Mayne Pharma Shareholders any Superior Proposal.

10.3 Effect of termination

In the event of termination of this document by either Mayne Pharma or Bidder pursuant to this clause 10, this document will become void and have no effect, other than:

(a) clauses 1, 7.5, 11, 12, 13, 14, 15 and 16 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this document.

11. Confidentiality

No party may disclose the existence or contents of this document except:

(a) in the Bidder Announcement or the Mayne Pharma Announcement;

(b) in the Explanatory Memorandum;

(c) to that party's professional advisers; or

(d) to the extent required by law or the rules of any stock exchange (provided the disclosing party consults with the other party as to the form and content of any disclosure required and uses its best endeavours to minimise the extent of such disclosure).

12. Costs and stamp duties

12.1 Costs

Except as otherwise provided in this document, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this document.

12.2 Stamp duties

Bidder:

(a) must pay all stamp duties and any related fines and penalties in respect of this document, the performance of this document and each transaction effected by or made under this document;

(b) indemnifies Mayne Pharma against any liability arising from failure to comply with clause 12.2(a); and

(c) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 12.2.

13. Guarantee and indemnity

13.1 Guarantee

Guarantor unconditionally and irrevocably guarantees to Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders):

(a) the payment by Bidder of all present and future monetary liabilities of Bidder under or in connection with this document; and

(b) the performance by Bidder of each other obligation of the Bidder under this document;

and if Bidder fails to pay such monies or fails to perform such obligation on the due date for payment or performance Guarantor must immediately on demand by Mayne Pharma pay such monies in the manner contemplated by this document or procure the performance by Bidder of such obligation, as the case may be.

13.2 Indemnity

As a separate, independent and additional liability, Guarantor indemnifies Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders) against all loss arising from, or which Mayne Pharma or the Scheme Shareholders, as the case may be, otherwise suffers or incurs or may suffer or incur in connection with, any failure of Bidder to pay any monetary liability of the Bidder under or in connection with this document or to perform any other obligation of Bidder under this document on the due date. The provisions of clause 9.7 apply to the indemnity contained in this clause 13.2.

13.3 No requirement to take steps against Bidder

Mayne Pharma may make a demand under the guarantee in clause 13.1 or the indemnity in clause 13.2 without first taking any steps against Bidder.

13.4 Continuing effect

Each guarantee contained in this clause 13 is a continuing guarantee of Guarantor, is not wholly or partially discharged at any time by the payment of any monies or the performance of any obligations guaranteed under it and remains in full force and effect until all monetary liabilities and other obligations guaranteed under it have been fully paid and performed.

14. Notices

14.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this document:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Mayne Pharma Limited:

Address: Level 21, 390 St Kilda Road, Melbourne VIC 3004 Australia/ 55 New Oxford Street, London WC1A 1BS

Fax number: +61 3 9868 0757/ +44 20 7420 8401

For the attention of: General Counsel/Company Secretary

(ii) if to Bidder or Guarantor: Hospira, Inc.

Address: 275 North Field Drive, Dept 960, Lake Forest, IL 60045 United States

Fax number: +1 224 212 3202

For the attention of: Mr Chris Kolber, Corporate Vice President, Global Business Development

with a copy to:

Address: Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW 2000 Australia

Fax number: +61 2 9225 1595

For the attention of: Steve Ben McLaughlin

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 14.1(b).

14.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this document is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a working day or after 5.00pm, it is taken to be received at 9.00am on the next working day ("working day" meaning a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally, in the place to which the communication is posted, sent or delivered).

15. General

15.1 Amendments

This document may only be varied by a document signed by or on behalf of each party.

15.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this document by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this document.

(b) A waiver or consent given by a party under this document is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this document operates as a waiver of another breach of that term or of a breach of any other term of this document.

15.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this document.

15.4 Consents

A consent required under this document from a party may not be unreasonably withheld, unless this document expressly provides otherwise.

15.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, and all together constitute one agreement.

15.6 Entire agreement

This document and the Confidentiality Agreement embody the entire understanding of Mayne Pharma and Bidder and constitute the entire terms agreed by Mayne Pharma and Bidder in relation to the subject matter of this document and together supersede any prior written or other agreement between Mayne Pharma and Bidder in relation to that subject matter.

15.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this document without the prior consent of each other party.

16. Governing law, jurisdiction and service of process

16.1 Governing law

This document is governed by and must be construed according to the law applying in the state of Victoria, Australia.

16.2 Jurisdiction

Each party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this document; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 16.2(a).

16.3 Service of process

Bidder irrevocably appoints Baker & McKenzie of Level 27, 50 Bridge Street, Sydney NSW 2000, Australia (attention Steven Glanz/Ben McLaughlin) as its agent in Australia for service of process.

Schedule 1 – Timetable

Event	Date
Mayne Pharma lodges draft Explanatory Memorandum with ASIC	Friday 6 October 2006
First Court Date	Friday 20 October 2006
Despatch of Explanatory Memorandum completed	Tuesday 31 October 2006
Scheme Meeting	Friday 1 December 2006
Second Court Date	Friday 8 December 2006 or as soon as possible after all of the Regulatory Conditions have been satisfied, if later.
Effective Date	On or within one Business Day after the Second Court Date.
Record Date	Five Business Days after the Effective Date.
Implementation Date	Three Business Days after the Record Date.
End Date	Friday 31 January 2007

Signed as an agreement.

Executed by **Mayne Pharma Limited, ACN 097 064 330** in the presence of:

(Signature of Secretary/other Director)	Signature of Director or Sole Director and Secretary
(Name of Secretary/other Director in full)	Name of Director or Sole Director and Secretary in full

Signed sealed and delivered for and on behalf of **Hospira Holdings (S.A.) Pty Ltd, ACN 121 147 019** by its Attorney under a Power of Attorney dated 20 September 2006, and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature of Witness	Signature of Attorney
Name of Witness in full	Name of Attorney in full

Executed by **Hospira, Inc.** in the presence of:

Signature of Witness	Signature of authorised officer
Name of Witness in full	Name of authorised officer in full

Annexure A – Scheme

Not reproduced here. Please refer to Section 10 of the Explanatory Memorandum.

Annexure B – Deed Poll

Not reproduced here. Please refer to Section 9 of the Explanatory Memorandum.

Annexure C – Bidder Announcement

Not reproduced here.

Annexure D – Mayne Pharma Announcement

Not reproduced here.

9

DEED POLL

Deed poll made on 18 October 2006

Parties

Hospira, Inc. of 275 North Field Drive, Dept 960, Lake Forest, IL 60045, United States ("**Guarantor**")

Each holder of fully paid ordinary shares in the capital of Mayne Pharma Limited ACN 097 064 330 ("**Mayne Pharma**") on issue as at 7.00pm on the Record Date ("**Scheme Shareholders**")

Recitals

A. Mayne Pharma, Hospira Holdings (S.A.) Pty Limited ACN 121 147 019 ("**Bidder**") and Guarantor have entered into an implementation agreement dated 20 September 2006 (the "**Implementation Agreement**").

B. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the "**Scheme**"), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

C. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

D. Guarantor is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and the Scheme.

1. Definitions and interpretations

1.1 Definitions

Words and phrases defined in the Scheme have the same meaning in this Deed Poll.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Nature of Deed Poll

Guarantor acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder appoints Mayne Pharma as its agent and attorney to enforce this Deed Poll against Guarantor.

2. Conditions

2.1 Conditions precedent

Guarantor's obligations under this Deed Poll are subject to the satisfaction of each condition in clause 2.1 of the Scheme in accordance with its terms.

2.2 Termination

If the conditions in clause 2.1 of the Scheme are not satisfied or waived on or before 31 January 2007, Guarantor's obligations under this Deed Poll automatically terminate.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies, Guarantor is released from its obligations to further perform this Deed Poll except those obligations under clause 7.1.

3. Payment of Scheme Consideration

3.1 Obligation to pay

Subject to clause 2, on the Implementation Date, in consideration of the transfer of each Scheme Share to Bidder, Guarantor must procure Bidder to pay to each Scheme Shareholder the Scheme Consideration, being A$4.10 in respect of each Scheme Share registered in the name of that Scheme Shareholder at 7.00pm on the Record Date.

3.2 Manner of payment

Guarantor must procure that the obligations of Bidder to pay the Scheme Consideration to each Scheme Shareholder must be satisfied by Bidder sending or procuring the despatch to each Scheme Shareholder by pre-paid post to his or her address recorded in the Mayne Pharma Share Register at 7.00pm on the Record Date, a pre-printed cheque for the Scheme Consideration due to that Scheme Shareholder as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque shall be payable to and be forwarded to the holder whose name appears first in the Mayne Pharma Share Register as at 7.00pm on the Record Date.

4. Other obligations of Bidder

Guarantor covenants in favour of Scheme Shareholders to perform all other obligations attributed to it under the Implementation Agreement, and to procure that Bidder performs all other obligations attributed to it under the Implementation Agreement and complies with the Scheme as if named as a party to the Scheme.

5. Warranties

Guarantor represents and warrants that:

(a) each of it and Bidder is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and it and Bidder have the corporate power to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and it and Bidder have taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

6. Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Guarantor has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.

7. General

7.1 Stamp duty

Guarantor will:

(a) pay all stamp duties and any related fines and penalties in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

   (i) a right arising from a breach of this Deed Poll; or

   (ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,

   does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

7.3 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Mayne Pharma; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Mayne Pharma and is approved by the Court,

in which event Guarantor will enter into a further Deed Poll in favour of the Scheme Shareholders giving effect to the amendment.

7.4 Cumulative rights

The rights, powers and remedies of Guarantor and the Scheme Shareholders under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this Deed Poll.

7.5 Assignment

The rights and obligations of Guarantor and the rights of each Scheme Shareholder under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.6 Further action

Guarantor will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

8. Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of Victoria, Australia.

(b) Guarantor irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

Executed as a deed poll.

Executed by Hospira, Inc. by or in the presence of:

Signature of Authorised Officer

Brian J. Smith
Name of Authorised Officer

Signature of Authorised Officer

Terrence C. Kearney
Name of Authorised Officer

10

SCHEME

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties

Mayne Pharma Limited ABN 58 097 064 330 ("Mayne Pharma")

The holders of fully paid ordinary shares in the capital of Mayne Pharma

Recitals

A. Mayne Pharma is a public company incorporated in the State of New South Wales which is admitted to the official list of ASX.

B. Guarantor is a corporation incorporated in the United States of America. Bidder is a proprietary company incorporated in the State of South Australia.

C. Mayne Pharma, Bidder and Guarantor have entered into an implementation agreement dated 20 September 2006 (the **"Implementation Agreement"**).

D. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the **"Scheme"**), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

E. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

F. If the Scheme becomes effective, then Bidder will provide the Scheme Consideration to the Scheme Shareholders in accordance with the provisions of the Scheme and Bidder will acquire all Scheme Shares.

G. Guarantor has entered into the Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and this Scheme.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691.

"Bidder" means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019.

"Business Day" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"CHESS" means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Court" means the Supreme Court of Victoria.

"Deed Poll" means the deed poll executed by the Guarantor on 18 October 2006 in favour of each Scheme Shareholder.

"Effective" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"Effective Date" means the date on which the Scheme becomes Effective.

"Guarantor" means Hospira, Inc.

"Implementation Date" means the date which is three Business Days after the Record Date.

"Listing Rules" means the official listing rules of ASX.

"Mayne Pharma Constitution" means the constitution of Mayne Pharma Limited adopted on 21 November 2005.

"Mayne Pharma Shareholder" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"Mayne Pharma Shares" means fully paid ordinary shares in the capital of Mayne Pharma.

"Mayne Pharma Share Register" means the register of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"Mayne Pharma Share Registry" means Link Market Services of Level 4, 333 Collins Street, Melbourne, Victoria 3000, Australia.

"Record Date" means the date which is five Business Days after the Effective Date.

"Scheme" means the scheme of arrangement under Part 5.1 of the Corporations Act between Mayne Pharma and Mayne Pharma Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

"Scheme Consideration" means the amount of A$4.10 cash in respect of each Scheme Share.

"Scheme Share" means a Mayne Pharma Share on issue as at 7.00pm on the Record Date.

"Scheme Shareholder" means each person who holds Scheme Shares.

"Second Court Date" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

The Scheme is conditional upon satisfaction of each of the following conditions precedent and the provisions of clauses 3, 4, 5 and 6 will not come into effect unless and until each of those conditions has been satisfied:

(a) as at 8.00am on the Second Court Date each of the conditions precedent set out in clause 3.1 of the Implementation Agreement (other than the condition relating to the approval of the Court set out in clause 3.1(g) of the Implementation Agreement) has been satisfied or waived in accordance with the terms of the Implementation Agreement;

(b) as at 8.00am on the Second Court Date the Implementation Agreement has not been terminated; and

(c) the Court has approved this Scheme for the purposes of section 411(4)(b) of the Corporations Act with or without modification.

2.2 Certificates in relation to conditions

On the Second Court Date:

(a) Mayne Pharma must provide to the Court a certificate confirming whether or not as at 8.00am on the Second Court Date the conditions precedents set out in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(e) and 3.1(k) of the Implementation Agreement have been satisfied or waived and to the best of Mayne Pharma's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived; and

(b) Guarantor must provide to the Court a certificate confirming whether or not as at 8.00am on the Second Court Date the conditions precedent set out in clauses 3.1(a), 3.1(f) and 3.1(h) of the Implementation Agreement have been satisfied or waived and to the best of Guarantor's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived.

3. Scheme

3.1 Effective Date of the Scheme

Subject to clause 3.2, the Scheme will take effect on and from the Effective Date.

3.2 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 January 2007 or such later date as the Court approves with the consent of Mayne Pharma.

3.3 Implementation of Scheme

On the Implementation Date:

(a) Mayne Pharma must deliver to Bidder a duly completed and executed share transfer form or forms to transfer all of the Scheme Shares to Bidder;

(b) Bidder must execute the share transfer form(s) referred to in clause 3.3(a) and deliver the share transfer forms to Mayne Pharma for registration;

(c) immediately following receipt of transfer form(s) in respect of the Scheme Shares, the Scheme Shares together with all rights and entitlements attaching to the Scheme Shares as at that date will be transferred to Bidder without the need for any further act by any Scheme Shareholder, and Mayne Pharma must enter the name of Bidder in the Mayne Pharma Share Register in respect of the Scheme Shares; and

(d) in consideration for the transfer of the Scheme Shares to Bidder, Bidder must pay the Scheme Consideration in A$ to the Scheme Shareholders for each Scheme Share registered in the name of that Scheme Shareholder by sending or procuring the dispatch to each Scheme Shareholder by pre paid post to his or her address recorded in the Mayne Pharma Share Register at 7.00pm on the Record Date, a pre printed cheque for the Scheme Consideration due to that Scheme Shareholder, as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque must be payable to, and be forwarded, to the holder whose name appears first in the Mayne Pharma Share Register at 7.00pm on the Record Date.

4. Dealings in Mayne Pharma Shares

4.1 Dealings in Mayne Pharma Shares by Scheme Shareholders

For the purposes of establishing who are Scheme Shareholders, dealings in Mayne Pharma Shares will be recognised by Mayne Pharma provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Mayne Pharma Share Register as the holder of the relevant Mayne Pharma Shares before 7.00pm on the Record Date; or

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Pharma Share Register is kept before 5.00pm on the Record Date (in which case Mayne Pharma must register such transfers before 7.00pm on the Record Date),

and Mayne Pharma will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Mayne Pharma Shares received after 5.00pm on the Record Date.

4.2 Mayne Pharma Share Register

Mayne Pharma will, until the Scheme Consideration has been paid, maintain the Mayne Pharma Share Register in accordance with the provisions of this clause 4 and the Mayne Pharma Share Register in this form will solely determine entitlements to the Scheme Consideration.

4.3 Information to be made available to the Bidder

Mayne Pharma must procure that as soon as practicable following the Record Date details of the names, registered addresses and holdings of Mayne Pharma Shares of every Scheme Shareholder shown in the Mayne Pharma Share Register at 7.00pm on the Record Date are made available to Bidder in such form as Bidder may reasonably require.

4.4 Effect of share certificates and holding statements

As from the Record Date (and other than for Bidder following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Mayne Pharma Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

5. Suspension and termination of quotation

Mayne Pharma must:

(a) apply to ASX for suspension of the Mayne Pharma Shares from official quotation on ASX with effect from the Business Day following the Effective Date; and

(b) apply to ASX for termination of official quotation of the Mayne Pharma Shares on ASX with effect from the Business Day following the Implementation Date.

6. General Scheme provisions

6.1 Appointment of agent and attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Mayne Pharma as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under clause 3.3(a) and the giving of the Scheme Shareholders' consent under clause 6.3; and

(b) enforcing the Deed Poll against Guarantor,

and Mayne Pharma accepts such appointment. Mayne Pharma, as agent of each Scheme Shareholder, may sub-delegate its functions under this clause 6.1 to all or any of its directors and secretaries (jointly and severally).

6.2 Enforcement of Deed Poll

Mayne Pharma undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Guarantor on behalf of and as agent and attorney for the Scheme Shareholders.

6.3 Scheme Shareholders' consent

The Scheme Shareholders consent to Mayne Pharma, Guarantor and Bidder doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Mayne Pharma and all of the Mayne Pharma Shareholders from time to time (including those who do not attend the meeting of Mayne Pharma Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

6.4 Agreement by Scheme Shareholders

The Scheme Shareholders agree to the transfer of their Scheme Shares to Bidder in accordance with the terms of the Scheme.

6.5 Warranty by Scheme Shareholders

The Scheme Shareholders are deemed to have warranted to Bidder that all their Scheme Shares (including any rights attaching to those shares) which are transferred to Bidder under the Scheme will, at the date of the transfer of them to Bidder, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to such shares. Mayne Pharma undertakes in favour of each Scheme Shareholder that it will provide such warranty to Bidder on behalf of the Scheme Shareholder.

6.6 Title to Scheme Shares

Bidder shall be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by Mayne Pharma or Bidder in the Mayne Pharma Share Register as the holder of the Scheme Shares.

6.7 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Mayne Pharma may, by its counsel, and with the consent of Bidder and Guarantor, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Shareholder.

6.8 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Mayne Pharma, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Mayne Pharma's registered office or at the Mayne Pharma Share Registry.

6.9 Inconsistencies

To the extent of inconsistency between the Scheme and the Mayne Pharma Constitution, the Scheme overrides the Mayne Pharma Constitution and binds Mayne Pharma and all Mayne Pharma Shareholders.

6.10 Further assurance

Mayne Pharma will execute all deeds and other documents and do all acts and things as may be necessary or expedient for the implementation and performance of the Scheme and will, on behalf of Scheme Shareholders, procure Guarantor to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Bidder or Guarantor under the Scheme.

6.11 Costs

Except as otherwise expressly stated in the Scheme, Mayne Pharma will, or will procure that Bidder will pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

7. Governing law

This Scheme is governed by the laws of the State of Victoria, Australia.

11

DEFINED TERMS

In this document:

"Acquisition Loans" means the Bridge Loans and the Term Loans.

"Aggregate Consideration" means the Scheme Consideration multiplied by the number of Scheme Shares, which is expected to equal A$2,626,687,206.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691.

"ASX Listing Rules" means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

"Break Fee" means an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma shares outstanding as at the date of the Implementation Agreement).

"BresaGen" means BresaGen Limited ACN 007 988 767.

"Bridge Loans" means the US$1.425 billion (A$1.9 billion) unsecured short term loans from the Lenders.

"Business Day" means a business day as defined in the ASX Listing Rules.

"CGT" means capital gains tax.

"CHESS" means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

"Commitment Letter" means the letter entered into on 15 September 2006 and superseded on 3 October 2006 between Hospira, Inc. and the Lead Arrangers.

"Competing Proposal" means a proposed transaction or arrangement pursuant to which a person other than Hospira or any of its related bodies corporate (as that term is defined in the Corporations Act) would, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a substantial part of the business of the Mayne Pharma group;

(b) acquire a relevant interest (as that term is defined in the Corporations Act) in 50% or more of Mayne Pharma shares or otherwise acquire control of Mayne Pharma or the Mayne Pharma group within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge with Mayne Pharma whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure or other synthetic merger or any other transaction or arrangement.

"Corporations Act" means the Corporations Act 2001 (Cth) and the regulations made under that Act.

"Court" means the Supreme Court of Victoria.

"Deed Poll" means a deed poll executed by Hospira, Inc. in favour of Mayne Pharma shareholders in the form set out in Section 9 of this document.

"Demerger" means the demerger of Mayne Pharma Limited from Symbion Health Limited implemented by way of capital reduction and scheme of arrangement completed on 30 November 2005.

"Directors" means the executive directors and non-executive directors of Mayne Pharma whose names are set out in Section 5.1 of this document.

"Effective" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"Effective Date" means the date on which the Scheme becomes Effective.

"End Date" means 31 January 2007.

"FIRB" means the Australian Foreign Investment Review Board.

"Foreign Acquisitions and Takeovers Act" means the Foreign Acquisitions and Takeovers Act 1975 (Cth) and the regulations made under that Act.

"Government Authority" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

"Grant Samuel" means Grant Samuel & Associates Pty Limited ACN 050 036 372.

"Hospira" means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 of Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW 2000.

"Hospira, Inc." means the company registered in Delaware with its world wide headquarters at 275 North Field Drive, Lake Forest, IL 60045, United States.

"Hospira Information" means the information concerning Hospira, Inc. and Hospira contained in this document, including information as to the funding arrangements they have put in place to provide the Scheme Consideration and information as to the views, intentions and decisions of Hospira and Hospira, Inc. in relation to Mayne Pharma.

"Hospira Offer" means the offer by Hospira to acquire all Mayne Pharma shares by way of a scheme of arrangement for A$4.10 in cash per Mayne Pharma share.

"Hospira Warranties" means the representations and warranties made by Hospira in clause 9.1 of the Implementation Agreement.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States of America, as amended.

"**Implementation Agreement**" means the Scheme Implementation Agreement entered into between Mayne Pharma, Hospira and Hospira, Inc. on 20 September 2006.

"**Implementation Date**" means the date which is three Business Days after the Record Date.

"**Independent Expert**" means Grant Samuel.

"**Lead Arrangers**" means Morgan Stanley Senior, Funding, Inc., ABN AMRO Incorporated, ABN AMRO Bank, N.V. and Citigroup Global Markets, Inc.

"**Lenders**" means the Lead Arrangers and one or more assignees to undertake any of the commitments under the Commitment Letter as agents or co-agents.

"**Mayne Pharma**" means Mayne Pharma Limited ACN 097 064 330.

"**Mayne Pharma Board**" means the board of directors of Mayne Pharma.

"**Mayne Pharma Share Registry**" means Link Market Services Limited ACN 083 214 537.

"**Option Price**" means, in respect of a Mayne Pharma option, the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma option.

"**Proxy Form**" means the proxy form for the Scheme Meeting accompanying this document.

"**Record Date**" means 7.00pm on the date which is five Business Days after the Effective Date.

"**Register**" means the register of members of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"**Scheme**" means the scheme of arrangement between Mayne Pharma and its shareholders as set out in Section 10 of this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

"**Scheme Consideration**" means the amount of A$4.10 in cash in respect of each Scheme Share.

"**Scheme Meeting**" means the meeting of Mayne Pharma shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to be held at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006 commencing at 10.00am on Wednesday, 1 December 2006 to consider the resolution set out in the notice of meeting set out at page 128 of this document.

"**Scheme Share**" means a Mayne Pharma share on issue on the Record Date.

"**Scheme Shareholder**" means each person who holds Scheme Shares.

"**Second Court Date**" means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

"**Second Court Hearing**" means the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

"**Superior Proposal**" means a Competing Proposal which:

(a) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the Competing Proposal and the person or persons making it; and

(b) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Scheme Shareholders than the transactions contemplated by this document.

"**Tax Law**" means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) and regulations made under those Acts.

"**Term Loans**" means the US$500 million (A$666.7 million) in senior unsecured term loans from the Lenders.

NOTICE OF SCHEME MEETING

Notice of Scheme Meeting

Notice of Court ordered meeting of holders of Mayne Pharma shares

By an Order of the Supreme Court of Victoria made on 20 October 2006 pursuant to section 411(1) of the Corporations Act, a meeting of shareholders will be held at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria 3006 on 1 December 2006 at 10.00am.

The Court has also directed that Peter Willcox act as chairman of the meeting or failing him Dr Nora Scheinkestel, and has directed the chairman to report the result of the meeting to the Court.

To enable you to make an informed voting decision, further information on the Scheme is set out in the document of which this notice convening the meeting forms part. Terms used in this notice have the same meaning as set out in the Defined terms in Section 11 of the document of which this notice forms part.

(a) Business of the meeting

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the company and the holders of its ordinary shares as contained in and more particularly described in the document of which the notice convening this meeting forms part is approved (with or without modification as approved by the Supreme Court of Victoria)."

(b) Voting

How to vote

Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form accompanying the document of which this notice forms part.

Voting in person or by attorney

Shareholders are asked to arrive at the venue 30 minutes prior to the time designated for the Scheme Meeting to allow for registration for the meeting. A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Mayne Pharma Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Scheme Meeting.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Scheme Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a Mayne Pharma shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote in the shareholder's behalf on the poll, and the Mayne Pharma shares the subject of the proxy appointment will not be counted in computing the required majority.
- Shareholders who return their Proxy Form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the Scheme Meeting, the company secretary of Mayne Pharma or any Mayne Pharma Director which do not contain a direction will be used to support the resolution to approve the Scheme.
- Completed Proxy Forms should be sent to the Mayne Pharma Share Registry using, in the case of Australian resident shareholders, the reply-paid envelope, and in the case of non-Australian resident shareholders, the return address envelope, provided with this document.
- To be effective, Proxy Forms must be:
  - sent to the Mayne Pharma Share Registry (for Australian resident Mayne Pharma Shareholders using the reply envelope included with the document at Reply Paid 1524, Sydney South, NSW 1234, and for non-Australian resident Mayne Pharma Shareholders using the return address envelope included with this document at Locked Bag A14 Sydney South 1235);
  - faxed to (02) 9287 0309 from within Australia or +612 9287 0309 from overseas; or
  - sent to Mayne Pharma's registered office at 390 St Kilda Road, Melbourne, VIC 3004,

  so that they are received by no later than 10.00am on 29 November 2006. Proxy Forms received after this time will be invalid.
- The Proxy Form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the Mayne Pharma Share Registry at either of the above addresses or by facsimile transmission by 7.00pm on 29 November 2006. If facsimile transmission is used, the power of attorney must be certified.

(c) Mayne Pharma shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Scheme Meeting is 7:00pm on 29 November 2006. Only those shareholders entered on the Register at that time will be entitled to attend and vote at the Scheme Meeting.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become effective the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majorities and the other conditions precedent to the Scheme are satisfied, Mayne Pharma intends to apply to the Court on 8 December 2006 for approval of the Scheme.

Directory

MAYNE PHARMA LIMITED
Level 3, 390 St Kilda Road
Melbourne VIC 3004
AUSTRALIA

FINANCIAL ADVISER
Merrill Lynch International (Australia) Limited
Level 19, 120 Collins Street
Melbourne VIC 3004
AUSTRALIA

LEGAL ADVISER
Clayton Utz
1 O'Connell Street
Sydney NSW 2000
AUSTRALIA

INDEPENDENT EXPERT
Grant Samuel & Associates
Level 6, 1 Collins Street
Melbourne VIC 3000
AUSTRALIA

AUDITOR
KPMG
161 Collins Street
Melbourne VIC 3000
AUSTRALIA

SHARE REGISTRY
Link Market Services Limited
Level 4, 333 Collins Street
Melbourne VIC 3000
AUSTRALIA

INVESTOR AND ANALYST QUERIES
Mayne Pharma Investor Relations
Level 3, 390 St Kilda Road
Melbourne VIC 3004
AUSTRALIA
investor.relations@maynepharma.com

www.maynepharma.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/10/2006

TIME: 12:17:53

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Explanatory Memorandum & Independent Expert's Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

mayne

ASX AND MEDIA RELEASE

20 October 2006

Proposed acquisition of Mayne Pharma Limited by Hospira, Inc. Release of Explanatory Memorandum and Independent Expert's Report

Mayne Pharma Limited (ASX:MYP) today announced that the Supreme Court of Victoria has made orders convening a meeting of Mayne Pharma shareholders to consider a scheme of arrangement for a wholly owned subsidiary of Hospira, Inc. to acquire Mayne Pharma for A$4.10 cash per share, as announced on 21 September 2006.

The scheme meeting has been convened for Friday 1 December 2006 at 10.00am at The Auditorium, Melbourne Exhibition Centre.

An explanatory memorandum will be lodged with the Australian Stock Exchange early next week and will be mailed to shareholders during the week commencing 30 October 2006 to provide them with relevant information to determine whether to vote in favour of the scheme.

The explanatory memorandum contains an Independent Expert's report prepared by Grant Samuel & Associates. Grant Samuel values Mayne Pharma in the range of A$3.73-A$4.19 per share and states:

> "The valuation of Mayne Pharma in the range $3.73-$4.19 per share incorporates expectations of very strong earnings growth for Mayne Pharma. The valuation also reflects the material synergies that should be available to potential acquirers of Mayne Pharma. Mayne Pharma shareholders cannot access the value of these synergies other than through the Scheme or some similar change of control transaction. In Grant Samuel's view, Mayne Pharma shareholders would clearly be better off voting in favour of the Scheme (in the absence of a superior alternative proposal).
>
> Accordingly, Grant Samuel has concluded that the Scheme is in the best interests of Mayne Pharma shareholders."

Under the terms of the agreement, Hospira will acquire all of the outstanding shares in Mayne Pharma through a scheme of arrangement. The price of A$4.10 represents a 50.0% premium to the volume weighted average price of Mayne Pharma shares since the demerger from Mayne Group Limited.

As detailed in the explanatory memorandum, the proposal is subject to a number of conditions including receipt of clearances under the US Hart-Scott-Rodino antitrust regulations and shareholder approval. The Board of Mayne Pharma unanimously recommends that Mayne Pharma shareholders vote in favour of the scheme, in the absence of a superior proposal.

A shareholder information line will be established when the scheme documents are sent to shareholders. Scheme documents will also be made available at the website www.maynepharma.com.

For further information, contact:

Mayne Pharma

Media
Sue Cato, Cato Counsel
+61 419 282 319

Matt Horan, Cato Counsel
+61 403 934 958

Financial Community
Andrew Rowe, VP Investor Relations
+44 20 7420 8426
+44 7920 598 353 (mobile)

About Mayne Pharma

Mayne Pharma Limited is a specialist pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than A$800 million in the financial year ended June 2006 and is listed on the Australian Stock Exchange under the code MYP. For more information about Mayne Pharma, visit www.maynepharma.com.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2006

TIME: 16:46:42

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cancellation of executive options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl GST). The only fax number to use is **1900 999 279**.

mayne

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

17 October 2006

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

Cancellation of executive options

Mayne Pharma advises that 990,000 options have been cancelled and accordingly the company now has 11,170,000 options on issue under the Mayne Pharma Executive Share Option Plan.

Yours faithfully

DC Kiriacoulacos
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/10/2006

TIME: 13:57:37

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl GST). The only fax number to use is **1900 999 279**.

mayne

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

16 October 2006

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Annual Report and Financial Report 2006

The 2006 Annual Report and Financial Report for Mayne Pharma Limited will be mailed to shareholders this week. These documents are attached to this letter.

Yours faithfully
Mayne Pharma Limited

D.C. Kiriacoulacos
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/10/2006

TIME: 13:45:02

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

16 October 2006

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Notice of Meeting 2006

The Mayne Pharma Limited Annual General Meeting 2006 will be held on Tuesday 21 November 2006 at 10.00am at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria. The following documents will be mailed to shareholders this week:

- Notice of Annual General Meeting 2006
- Appointment of Proxy Form
- Invitation Letter from the Chairman
- Notice of Nomination of KPMG as Auditor

The above documents are attached to this letter.

Yours faithfully
Mayne Pharma Limited

D.C. Kiriacoulacos
Company Secretary

Notice of 2006 Annual General Meeting



The 2006 Annual General Meeting of Mayne Pharma Limited:

Date
Tuesday, 21 November 2006

Time
10.00am

Venue
The Auditorium
Melbourne Exhibition Centre
2 Clarendon Street
Southbank Victoria 3006

Mayne Pharma Limited
ABN 58 097 064 330

Registered Office
Level 3
390 St Kilda Road
Melbourne Victoria 3004

All Share Registry Communications to:
Link Market Services Limited
Level 4
333 Collins Street
Melbourne Victoria 3000

Telephone 1300 761 191

The Explanatory Notes containing information in relation to the resolutions accompany and form part of this Notice of Annual General Meeting and should be read in conjunction with this Notice of Annual General Meeting.

Agenda

Financial Report

1. To receive and consider the Financial Report of the Company for the year ended 30 June 2006 and the Directors' Report and Auditor's Report.

Adoption of Remuneration Report

2. To adopt the Remuneration Report for the year ended 30 June 2006.

   The Remuneration Report is set out on pages 38 to 51 of the 2006 Annual Report. The vote on this resolution is advisory only and does not bind the Directors or the Company.

Re-election of Directors

3. In accordance with Article 6.3(j) of the Company's constitution, Mr Paul Binfield who was appointed a Director on 22 February 2006 and holds office only until this Annual General Meeting, offers himself for re-election.
4. In accordance with Articles 6.3(c), (e) and (f) of the Company's constitution, Dr John Martin Sime retires by rotation and offers himself for re-election.
5. In accordance with Articles 6.3(c), (e) and (f) of the Company's constitution, Mr Rowan McRae Russell retires by rotation and offers himself for re-election.

Appointment of Auditor

6. To consider and if thought fit, to pass the following resolution as an ordinary resolution:

   "That KPMG, being qualified to act as auditor of the Company and having consented to act as auditor of the Company, be appointed as the auditor of the Company and the Directors be authorised to agree their remuneration."

By Order of the Board

Mr Dimitri Kiriacoulacos
Company Secretary

6 October 2006

Voting Information

1. For the purposes of the meeting, shares will be taken to be held by the persons who are registered holders at 10.00am (Melbourne time) on Sunday 19 November 2006. Accordingly, share transfers registered after that time will be disregarded in determining entitlement to attend and vote at the meeting.

   A shareholder entitled to attend and vote at the meeting has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate.

2. A form of appointment of proxy is enclosed. To be effective, the document appointing the proxy (and if the appointment is signed or executed by the appointor's attorney, the authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at least 48 hours before the meeting. The documents should be delivered to the Company's Share Registry, Link Market Services Limited, Level 4, 333 Collins Street Melbourne Victoria 3000 Australia (Postal Address Locked Bag A14, Sydney South, NSW, 1235, Australia) or sent by facsimile to the following number (02) 9287 0309 (International +612 9287 0309) by 10.00am Sunday 19 November 2006.

3. A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the shareholder's votes. If more than one proxy is present at the meeting, neither will be entitled to vote on a show of hands. Where more than one proxy is to be appointed, an additional form of proxy is available on request from the Share Registry.

4. The proxy form must be signed by the shareholder or the shareholder's attorney. In the case of shares held jointly by two or more persons, any shareholder may sign the proxy form.

5. A shareholder which is a body corporate and which is entitled to attend and vote at the meeting, or a proxy which is a body corporate and which is appointed by a shareholder entitled to attend and vote at the meeting, may appoint a person to act as its representative at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth). The representative must present satisfactory evidence of his or her appointment prior to admission to the meeting, unless previously lodged with the Company's Share Registry.

6. Please refer to other notes appearing on the enclosed form of proxy.

Explanatory Notes to Shareholders

These Explanatory Notes should be read in conjunction with the Notice of Annual General Meeting of Mayne Pharma Limited ("the Company"), to be held at 10.00am on Tuesday, 21 November 2006 at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria.

1. Resolution 1: Financial Report

The Corporations Act 2001 (Cth) requires the Financial Report, the Directors' Report and the Auditor's Report to be laid before the meeting. There is no requirement in the Corporations Act or the Company's Constitution for shareholders to vote on, approve or adopt these Reports. Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the management of the Company.

The Auditor of the Company is required to attend the meeting and will be available to take shareholders' questions about the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements, and the independence of the Auditor in relation to the conduct of the audit.

2. Resolution 2: Adoption of Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 38 to 51 of the 2006 Annual Report and is also available from the Company's website.

The Remuneration Report:

- describes the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration of employees and the Company's performance;
- sets out the remuneration arrangements in place for each Director and for certain members of the senior management team; and
- explains the differences in remuneration for the Non-Executive Directors and executives of the Company, including the Managing Director.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the meeting.

This vote on resolution 2 is advisory only and does not bind the Directors or the Company. Nevertheless, the outcome of the vote will be taken into consideration by the Board when considering the remuneration arrangements of the Company.

3. Resolutions 3 to 5: Election and re-election of Directors
Mr Binfield was appointed as Director on 22 February 2006. Under Article 6.3(j) of the Company's constitution, he holds office only until this meeting and offers himself for re-election.

In accordance with Articles 6.3(c), (e) and (f) of the Company's constitution, Dr John Martin Sime and Mr Rowan McRae Russell retire by rotation and offer themselves for re-election.

The experience, qualifications, competencies and other information about the candidates appear below:

Mr Paul Binfield
BA(Hons), ACA (UK), ACA (NZ)
Age 41

Mr Binfield joined Mayne Pharma Limited as Chief Financial Officer following the demerger of the Company in November 2005, having held the same role with Mayne Group Limited since 2003. Mr Binfield was appointed to the Board in February 2006. He is responsible for all aspects of the Company's financial management and reporting, along with having responsibility for information technology.

Previously Mr Binfield was employed in a senior financial position with Fortis, an international financial services company. Mr Binfield is a chartered accountant, having qualified with Price Waterhouse in the United Kingdom and having also worked for them in New Zealand and Australia.

The Directors, other than Mr Binfield, recommend that shareholders vote in favour of resolution 3. Mr Binfield makes no recommendation in relation to this resolution.

Dr John Martin Sime
PhD (Biochemistry), MSc (Physical Chemistry), FRSC, CChem
Age 65

Dr Sime joined the Board in September 2005 and is Chairman of the Board's Remuneration Committee and a member of its Audit and Compliance Committee.

Dr Sime is a Director of Prima BioMed Limited, a listed Australian company developing novel products internationally in the field of oncology. He is a former Director of Symbion Health Limited (formerly Mayne Group Limited and former Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc) having held a number of senior positions including Managing Director of the Australasian business and Global Senior Vice President and Director, Strategic Marketing.

Dr Sime has held senior positions in acedemia and the pharmaceutical industry. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies and was previously Director of Research Support and Development at the Imperial College of Science Technology and Medicine in London.

The Directors, other than Dr Sime, recommend that shareholders vote in favour of resolution 4. Dr Sime makes no recommendation in relation to this resolution.

Mr Rowan McRae Russell
BA, LLB(Hons)
Age 51

Mr Russell joined the Board in September 2005. He is a member of the Board's Audit and Compliance Committee and Remuneration Committee.

Mr Russell is Partner of Mallesons Stephen Jaques, specialising in financial services law and securities offerings, and is Partner in charge of its London office. He has also held positions as Managing Partner and Executive Partner of the firm for five years and on the Board of the firm for four years.

Mr Russell served for eight years as a member of the Council of Melbourne Grammar School and as Chairman of its Investment Management Committee before moving to Sydney in 2002. He has also served on the Law Council of Australia's Banking and Financial services Committee for 10 years and as Chairman for four years.

Mr Russell was a member of the Board of Management of the Monash University Law School Foundation and is currently a Professional Associate of the Monash University Law School.

Mr Russell is a former Director of Symbion Health Limited (formerly Mayne Group Limited).

The Directors, other than Mr Russell, recommend that shareholders vote in favour of resolution 5. Mr Russell makes no recommendation in relation to this resolution.

4. Resolution 6: Appointment of Auditor
The Directors appointed KPMG as auditor of the Company on 4 October 2005.

The Corporations Act provides that KPMG holds office until the Company's first annual general meeting at which the Company must obtain the approval of members in general meting to the appointment of the auditor. The Directors propose that KPMG be appointed as auditor of the Company. The notice of nomination of KPMG as auditor of the Company is provided to shareholders with this Notice of Annual General Meeting.

In accordance with the Corporations Act, KPMG has consented to act as auditor of the Company.

The Board has reviewed the performance, competence and independence of KPMG and agreed it was appropriate to recommend that shareholders vote in favour of resolution 6.

Mayne Pharma Limited

ABN 58 097 064 330

Please return your Proxy forms to:
C/- Link Market Services Limited
Level 4, 333 Collins Street, Melbourne VIC 3000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 761 191
From outside Australia: +61 2 8280 7154
Facsimile: (02) 9287 0309
ASX Code: MYP
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

X99999999999

I/We being a member(s) of Mayne Pharma Limited and entitled to attend and vote hereby appoint

A the Chairman of the Meeting (mark box) ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10am on Tuesday, 21 November 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

B To direct your proxy how to vote on any resolution please insert **X** in the appropriate box below.

	For	Against	Abstain*
Resolution 2 Adoption of Remuneration Report	☐	☐	☐
Resolution 3 To elect Mr Paul Andrew Binfield as a Director	☐	☐	☐
Resolution 4 To re-elect Dr John Martin Sime as a Director	☐	☐	☐
Resolution 5 To re-elect Mr Rowan McRae Russell as a Director	☐	☐	☐
Resolution 6 To appoint KPMG as auditor	☐	☐	☐

The Chairman of the Meeting intends voting all undirected proxies in favour of each resolution.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

MYP PRX641

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

16 October 2006

INVITATION FROM THE CHAIRMAN

Dear shareholder

I have pleasure in inviting you to the Mayne Pharma Limited 2006 Annual General Meeting of shareholders to be held at The Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria on Tuesday, 21 November at 10:00am. The Notice of Meeting is enclosed.

If you are attending the meeting please bring the enclosed Proxy Form with you as it is your shareholder admission authority and is bar coded with your details to facilitate prompt registration.

If you are not able to attend, we will be webcasting the proceedings live from our website (www.maynepharma.com).

Your vote is important and therefore if you are unable to attend the meeting, I encourage you to complete and return the enclosed Proxy Form in the reply paid envelope provided. You may appoint an individual or body corporate of your choice as your proxy or, if you prefer, you may appoint the person chairing the meeting. Your completed Proxy Form must be lodged with our Share Registry by 10:00am (Melbourne time) on Sunday 19 November 2006 to be valid. More detailed instructions regarding the lodgement of the Proxy Form can be found in the Voting Information section of the Notice of Meeting.

Following the meeting, your Directors and I would be pleased if you could join us and Mayne Pharma's senior executives for refreshments.

I look forward to welcoming you to the meeting.

Peter Willcox

Peter Willcox
Chairman

14 September 2006

The Directors
Mayne Pharma Limited
Level 3
390 St Kilda Road
MELBOURNE VIC 3004

Dear Sirs

Nomination of KPMG as Auditor

Pursuant to section 328B(1) of the *Corporations Act 2001* (Cth), I, Ms Marianne Stamatakis, being a member of Mayne Pharma Limited ABN 58 097 064 330, hereby nominate KPMG of 161 Collins Street, Melbourne, Victoria for appointment as auditor of the Company at the next annual general meeting of the Company to be held on or about 21 November 2006.

Please distribute copies of this notice as required by section 328B(3) of the *Corporations Act 2001* (Cth).

Yours faithfully,

Marianne Stamatakis

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 17:29:41

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme Implementation Agreement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

CLAYTON UTZ

Execution version

Scheme Implementation Agreement

Mayne Pharma Limited
ACN 097 064 330

Mayne Pharma

Hospira Holdings (S.A.) Pty Ltd
ACN 121 147 019

Bidder

Hospira, Inc.

Guarantor

The Clayton Utz contacts for this document are
Rod Halstead and Jonathan Swain on +61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700

www.claytonutz.com

Our reference 11108/126/80047136

Table of contents

Scheme Implementation Agreement made on 20 September 2006

Parties

Mayne Pharma Limited ACN 097 064 330 of Level 3, 390 St Kilda Road, Melbourne, Victoria 3004
(**"Mayne Pharma"**)

Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019 of Level 27, AMP Centre, 50 Bridge Street, Sydney, New South Wales 2000
(**"Bidder"**)

Hospira, Inc. of 275 North Field Drive, Dept 960, Lake Forest, IL 60045, United States
(**"Guarantor"**)

Background

A. Bidder proposes to acquire all of the Mayne Pharma Shares for a cash consideration of A$4.10 per Mayne Pharma Share pursuant to a scheme of arrangement under section 411 of the Corporations Act.

B. Mayne Pharma has agreed to propose the Scheme and issue the Explanatory Memorandum at the request of Bidder and Guarantor and Mayne Pharma and Bidder have agreed to implement the Scheme on the terms and conditions of this document.

C. Guarantor has agreed to procure the performance by Bidder of its obligations under this document.

Operative provisions

1. Definitions and Interpretations

1.1 Definitions

In this document:

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691.

"Bidder Announcement" means a press release in the form of Annexure C.

"Bidder Information" means all information regarding Bidder and its Related Bodies Corporate that is required by the Corporations Act and the Policy Statements to be included in the Explanatory Memorandum including all the information that would be required under section 636(1)(c), (f), (h), (i), (k)(ii), (l) and (m) of the Corporations Act to be included in a bidder's statement if Bidder were offering the Scheme Consideration as consideration under a takeover bid.

"Bidder Warranties" means the representations and warranties made by Bidder in clause 9.1.

"Break Fee" means an amount equal to 1% of the aggregate value of Mayne Pharma (determined by multiplying the Scheme Consideration by the total number of Mayne Pharma Shares outstanding as at the date of this document).

"Business Day" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"Commitment Letter" means the commitment letter of Morgan Stanley Senior Funding, Inc. (the "Lender") addressed to Guarantor dated as of 14 September 2006 pursuant to which the Lender has committed to provide, in connection with the Scheme Consideration, credit facilities of up to US$1,925,000,000 in the aggregate, subject to the terms and conditions contained therein.

"Competing Bidder" means a person who makes or wishes to make a Competing Proposal, which the Mayne Pharma Board reasonably believes will be a Superior Proposal.

"**Competing Proposal**" means a proposed transaction or arrangement pursuant to which a person other than Bidder or any of its Related Bodies Corporate would, if the proposed transaction or arrangement is entered into or completed substantially in accordance with its terms:

(a) directly or indirectly acquire, have a right to acquire or otherwise acquire an economic interest in, all or a substantial part of the business of the Mayne Pharma Group;

(b) acquire a Relevant Interest in 50% or more of Mayne Pharma Shares or otherwise acquire control of Mayne Pharma or the Mayne Pharma Group within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge with Mayne Pharma whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buy back, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure or other synthetic merger or any other transaction or arrangement.

"**Confidentiality Agreement**" means the confidentiality agreement between Mayne Pharma and Bidder dated 4 September 2006.

"**Corporations Act**" means the Corporations Act 2001 (Commonwealth).

"**Court**" means the Supreme Court of Victoria or such other court of competent jurisdiction as Mayne Pharma and Bidder agree in writing.

"**Data Room**" means the electronic Data Room established by Mayne Pharma to allow Bidder to undertake due diligence in respect of the Mayne Pharma Group.

"**Deed Poll**" means a deed poll to be executed by Bidder in favour of Mayne Pharma Shareholders, substantially in the form set out in Annexure B or in such other form as Mayne Pharma and Bidder agree in writing.

"**Disclosure Letter**" means the letter executed by Mayne Pharma and given to Bidder immediately before execution of this document.

"**Effective**" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"**Effective Date**" means the date on which the Scheme becomes Effective.

"**End Date**" means 31 January 2007 or such later date agreed by the parties in writing.

"**Explanatory Memorandum**" means the explanatory memorandum to be prepared by Mayne Pharma in respect of the Scheme in accordance with the terms of this document and to be despatched to Mayne Pharma Shareholders.

"**First Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"**Foreign Investment Condition**" means the condition set out in clause 3.1(a).

"**Government Authority**" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States of America, as amended.

"**Implementation Date**" means the date which is 3 Business Days after the Record Date or such other date as Mayne Pharma and Bidder agree in writing.

"**Independent Expert**" means the independent expert to be engaged by Mayne Pharma to express an opinion on whether the Scheme is in the best interests of Mayne Pharma Shareholders.

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act.

(d) Mayne Pharma or a Subsidiary issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option except where:

(i) a Mayne Pharma Option is issued under the Mayne Pharma Executive Share Option Plan pursuant to the terms of a service contract or other binding commitment between Mayne Pharma and any of its employees or prospective employees and that service contract or other binding commitment has been fairly disclosed to Bidder in the Data Room or the Disclosure Letter; or

(ii) a Mayne Pharma Share is issued on the exercise of a Mayne Pharma Option, where that Mayne Pharma Option was issued before the date of this document or in accordance with paragraph (d)(i) above;

(e) Mayne Pharma or a Subsidiary issues, or agrees to issue, convertible notes or any other security convertible into shares;

(f) Mayne Pharma agrees to pay, declares or pays a dividend or any other form of distribution of profits or capital (other than the dividend of 1.5 cents per share declared in respect of the financial year ended 30 June 2006 and payable on 5 October 2006 to Mayne Pharma Shareholders of record on 25 September 2006);

(g) Mayne Pharma or a Subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(h) without the prior written consent of Bidder (which shall not be unreasonably withheld), Mayne Pharma or a Subsidiary acquires or disposes of or agrees to acquire or dispose of, any asset (excluding trading stock) or business, or agrees to form a business combination, or assumes or agrees to assume any liability (excluding trade creditors), where the aggregate of the amounts involved in any such acquisition, disposal or business combination and liability assumed exceed $20,000,000 or exceed $10,000,000 in the case of an individual acquisition, disposal, business combination or assumption of liability except for the commitments which have been fairly disclosed to Bidder in the Disclosure Letter;

(i) Mayne Pharma or a Subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(j) Mayne Pharma or a Subsidiary resolves that it be wound up;

(k) a liquidator or provisional liquidator of Mayne Pharma or a Subsidiary is appointed;

(l) a court makes an order for the winding up of Mayne Pharma or a Subsidiary;

(m) an administrator of Mayne Pharma, or of a Subsidiary, is appointed under sections 436A, 436B or 436C of the Corporations Act;

(n) Mayne Pharma or a Subsidiary executes a deed of company arrangement;

(o) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Mayne Pharma or a Subsidiary;

(p) the level of the Mayne Pharma Group's consolidated monthly indebtedness increases by more than $20,000,000 as compared with its consolidated average monthly indebtedness over the three months before the date of this document; or

(q) except as required by law or otherwise permitted under this document or with the prior written consent of Bidder, any member of the Mayne Pharma Group:

(i) increases the remuneration of, or pays any bonus or issues any securities to, or otherwise varies the employment arrangements with, any of its directors or executives other than the issue of Mayne Pharma Options or Mayne Pharma Shares in the circumstances described in paragraph (d)(i) or (d)(ii) above or as fairly disclosed in the Disclosure Letter;

(ii) accelerates the rights of any of its directors or executives to benefits of any kind; or

(iii) pays or agrees to pay a director or executive a termination payment (including a "golden parachute"), other than as provided for in an existing employment contract fairly disclosed to Bidder in the Data Room or the Disclosure Letter,

and for the purposes of this subparagraph (q) a reference to an executive is a reference to a person designated as a level 1 or level 2 executive within the Mayne Pharma Group.

"Mayne Pharma Shareholder" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"Mayne Pharma Shares" means fully paid ordinary shares in the capital of Mayne Pharma.

"Mayne Pharma Share Register" means the register of members of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"Mayne Pharma Share Registry" means Link Market Services, Level 4, 333 Collins Street, Melbourne, Victoria.

"Mayne Pharma Warranties" means the representations and warranties made by Mayne Pharma in clause 9.3.

"Option Price" means, in respect of a Mayne Pharma Option, the amount by which the Scheme Consideration exceeds the relevant exercise price under that Mayne Pharma Option.

" Policy" means the directors and officers insurance policy effected by Mayne Pharma at the date of this document and which presently expires on 18 November 2006.

"Policy Statements" means all policy statements and practice notes published by ASIC and in force at the date of this document.

"Record Date" means 11.00 pm on the date which is 5 Business Days after the Effective Date.

"Regulatory Conditions" means the Conditions set out in clauses 3.1(h), 3.1(i) and 3.1(j).

"Related Body Corporate" has the meaning given in the Corporations Act.

"Relevant Interest" has the meaning given in the Corporations Act.

"Representative" means, in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.

"Scheme" means a scheme of arrangement under part 5.1 of the Corporations Act between Mayne Pharma and the Scheme Shareholders substantially in the form set out in Annexure A or in such other form as Mayne Pharma and Bidder agree in writing.

"Scheme Consideration" means the amount of A$4.10 cash in respect of each Scheme Share.

"Scheme Meeting" means the meeting to be convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act.

"Scheme Shareholder" means each person who holds Scheme Shares.

"Scheme Share" means a Mayne Pharma Share on issue on the Record Date.

"**Second Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

"**Subsidiary**" means a Subsidiary of Mayne Pharma within the meaning given to that term in the Corporations Act.

"**Superior Proposal**" means a Competing Proposal which:

(a) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the Competing Proposal and the person or persons making it; and

(b) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Scheme Shareholders than the transactions contemplated by this document.

"**Timetable**" means the indicative timetable in relation to the Scheme set out in Schedule 1, or such other indicative timetable as may be agreed in writing by the parties.

"**US Trade Laws**" means the US Export Administration Regulations or any of the various sanction programs administered by the US Treasury Department's Office of Foreign Asset Control.

1.2 Interpretation

In this document headings and words in bold are for convenience only and do not affect the interpretation of this document and, unless the contrary intention appears:

(a) a word importing the singular includes the plural and vice versa, and a word indicating a gender includes every other gender;

(b) the word "**including**" or any other form of that word is not a word of limitation;

(c) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d) a reference to a "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f) a reference to a document (including this document) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to a party, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this document, and a reference to this document includes all schedules, exhibits, attachments and annexures to it;

(h) a reference to a statute includes any regulations or other instruments made under it and a reference to a statute or any regulation or other instrument made under it or a provision of any such statute, regulation or instrument includes consolidations, amendments, re-enactments and replacements;

(i) a reference to a "**liability**" incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether

owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(j) a reference to a "**loss**" incurred by any person includes any loss, liability, damage, cost, charge, expense which the person pays, incurs or is liable for and any other diminution of value of any description which the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all legal expenses (on a full indemnity basis without necessity of taxation) and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims;

(k) a reference to "**$**" or "**dollar**" is to Australian currency; and

(l) this document must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

1.3 Best and reasonable endeavours

Any provision of this document which requires a party to use best endeavours or reasonable endeavours to procure that something is performed or occurs does not include any obligation:

(a) to pay any money or to provide any financial compensation, valuable consideration or any other incentive to or for the benefit of any person; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority,

except where that provision expressly specifies otherwise.

1.4 Business Day

Except where otherwise expressly provided, where under this document the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately preceding Business Day.

2. Obligations in relation to Scheme

2.1 Mayne Pharma to propose Scheme

Subject to Bidder complying with its obligations under clause 6.4, Mayne Pharma agrees to propose the Scheme on and subject to the terms and conditions of this document.

2.2 Scheme Consideration

Bidder covenants in favour of Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders) that, in consideration for the transfer to Bidder of Scheme Shares held by Scheme Shareholders under the terms of the Scheme, Bidder will provide the Scheme Consideration to Scheme Shareholders in accordance with the terms of the Scheme.

3. Conditions precedent

3.1 Conditions

The obligations of Mayne Pharma under clause 4.1(i) and of Bidder under clause 4.2(h) do not become binding on the parties and the Scheme must not take place until

each of the following conditions has been fulfilled or waived in accordance with clause 3.6:

(a) either:

(i) the Treasurer of the Commonwealth of Australia (the **"Treasurer"**) or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Bidder that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the proposed acquisition by Bidder of the Mayne Pharma Shares; or

(ii) the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the proposed acquisition by Bidder of the Mayne Pharma Shares;

(b) Mayne Pharma Shareholders approve the Scheme by the majorities required under section 411(4)(a)(ii) of the Corporations Act;

(c) no Mayne Pharma Material Adverse Change occurs after the date of this document and before 8.00 am on the Second Court Date;

(d) no Mayne Pharma Prescribed Occurrence occurs or (in the case of a Mayne Pharma Prescribed Occurrence not disclosed in the Disclosure Letter) becomes known to Bidder after the date of this document and before 8.00 am on the Second Court Date;

(e) the Mayne Pharma Warranties are true and correct in all material respects on the date of this document and as at 8.00 am on the Second Court Date;

(f) the Bidder Warranties are true and correct in all material respects on the date of this document and as at 8.00 am on the Second Court Date;

(g) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(h) the waiting period and any extension thereof applicable to the Scheme under the HSR Act shall have been terminated or shall have expired;

(i) no Government Authority has undertaken a judicial proceeding seeking to enjoin, restrain or otherwise prohibit or impose conditions on the Scheme which remain in effect as at 8.00 am on the Second Court Date;

(j) no Government Authority has issued an order, decree or ruling prohibiting or imposing conditions on the Scheme which remains in effect as at 8:00 am on the Second Court Date; and

(k) prior to the Second Court Date Mayne Pharma has confirmed in writing to Bidder that each member of the Mayne Pharma Group has, in relation to each contract to which it is party that, if that contract continued on its current terms after the Effective Date would require Bidder, any Related Body Corporate of Bidder or any of their respective officer or employees to act in a manner inconsistent with the US Trade Laws (each a **"Regulated Contract"**), either:

(i) amended the terms of the Regulated Contract conditional on the Scheme becoming Effective and on terms approved by the Bidder (such approval not unreasonably to be withheld) so that Regulated Contract ceases to involve or relate to, directly or indirectly, any destination or entity the target of US Trade Laws; or

(ii) taken all steps within its power to terminate the Regulated Contract.

3.2 General obligations in relation to Conditions

Without prejudice to any other obligations of the parties under this document:

(a) Mayne Pharma must use all reasonable endeavours to ensure that the Conditions set out in clauses 3.1(c) and 3.1(d) continue to be satisfied at all times until 8.00 am on the Second Court Date, that the Condition set out in clause 3.1(e) is satisfied as at the times set out in that clause and that the Condition set out in clause 3.1(k) is satisfied;

(b) Bidder must use all reasonable endeavours to ensure that the Condition set out in clause 3.1(f) is satisfied at the times set out in that clause; and

(c) neither party shall take any action that will or is likely to hinder or prevent the satisfaction of any Condition except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, this document or is required by law.

3.3 Obligations in relation to Foreign Investment Condition

Each party must use all reasonable endeavours to ensure that the Foreign Investment Condition is satisfied as soon as practicable after the date of this document and in particular:

(a) Bidder must as soon as practicable prepare and, subject to clause 3.3(c), lodge, all notices and other documents required to be given for the purposes of procuring the satisfaction of the Foreign Investment Condition;

(b) Mayne Pharma must promptly provide to Bidder all information reasonably required by Bidder for the purposes of preparing the documents referred to in clause 3.3(a);

(c) Bidder must provide to Mayne Pharma a draft of each document which it has prepared under this clause 3.3 and a reasonable opportunity to comment on that draft;

(d) Bidder must provide to Mayne Pharma a copy of each notice given, application made and all other information supplied to a Government Authority or any third party, and each notice or request received from a Government Authority or any third party in connection with procuring the satisfaction of the Foreign Investment Condition; and

(e) Bidder must notify Mayne Pharma of any meetings to be held with a Government Authority for the purposes of procuring the satisfaction of the Foreign Investment Condition and permit its advisers to be present at such meeting.

3.4 Obligations in relation to Regulatory Conditions

Each party must use all reasonable endeavours to ensure that the Regulatory Conditions are satisfied as soon as practicable after the date of this document and in particular:

(a) Mayne Pharma and Bidder must each, as soon as practicable after the date of this document, file or cause to be filed with the US Federal Trade Commission and the US Department of Justice any notifications required under the HSR Act with respect to the transactions contemplated by the Scheme provided that Mayne Pharma and Bidder must each file the notification under the HSR Act within ten Business Days after the date of this document;

(b) Mayne Pharma and Bidder must use reasonable endeavours to respond promptly to any request for additional information made by such agencies

and to cause the waiting period and any extensions thereof under the HSR Act to terminate or expire at the earliest possible date after the filing date;

(c) Mayne Pharma and Bidder must each, as soon as practicable after the date of this document file or cause to be filed with each other Government Authority any notifications required with regard to the transactions contemplated by the Scheme; and

(d) Mayne Pharma, Bidder and Guarantor must each take, and must cause each of their respective subsidiaries to take, any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation law that may be asserted by the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Government Authority with respect to the Scheme and the transactions contemplated by the Scheme so as to enable the Regulatory Conditions to be satisfied as soon as reasonably possible, including proposing, negotiating, committing to and effecting, by consent, decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Mayne Pharma, Bidder, Guarantor (and each of their respective subsidiaries) respectively, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which would otherwise have the effect of preventing or delaying the satisfaction of the Regulatory Conditions provided that:

(i) nothing in this document will require Mayne Pharma, Bidder or Guarantor (or any of their respective subsidiaries) to sell, divest or dispose of any products or other assets before the Scheme becomes Effective or to undertake or commit to do so unless such undertaking or commitment is conditional on the Scheme becoming Effective; and

(ii) nothing in this document will require Mayne Pharma, Bidder or Guarantor (or any of their respective subsidiaries) to sell, divest, or dispose of any products or other assets that accounted for in excess of A$40,000,000 in aggregate for all such products or assets to be sold, divested or disposed of by Mayne Pharma, Bidder or Guarantor (or their respective subsidiaries) in net sales in the United States for the year ended 30 June 2006 (for Mayne Pharma or its subsidiaries) or 31 December 2005 (for Bidder or Guarantor or their respective subsidiaries).

If products or assets of Bidder, Guarantor or Mayne Pharma (or their respective subsidiaries) are sold pursuant to this provision, then Bidder, Guarantor or Mayne Pharma (as the case may be) will receive the proceeds of such divestiture and there will be no change to the Scheme Consideration.

3.5 Notice in relation to satisfaction of Conditions

Each party must in relation to any Condition notify the other party in writing upon becoming aware of:

(a) the satisfaction of that Condition, in which case the notifying party must also provide reasonable evidence the Condition has been satisfied; and

(b) any fact or circumstance which results in that Condition becoming incapable of satisfaction or may result in that Condition not being satisfied in accordance with its terms.

3.6 Benefit and waiver of Conditions

(a) The Condition in clause 3.1(f) is for the benefit of Mayne Pharma and may only be waived by Mayne Pharma by notice in writing to Bidder.

(b) The Conditions in clauses 3.1(c), 3.1(d), 3.1(e), 3.1(i) and 3.1(k) are for the benefit of Bidder and may only be waived by Bidder by notice in writing to Mayne Pharma.

(c) The Conditions in clauses 3.1(a), 3.1(b), 3.1(g), 3.1(h), and 3.1(j) are for the benefit of both parties and may not be waived.

3.7 Failure of Conditions

A party is entitled to terminate this document by notice in writing to the other party if any Condition that is stated in clause 3.6 to be for the benefit of the first party (whether or not the Condition is also stated to be for the benefit of other parties):

(a) becomes incapable of satisfaction; or

(b) has not been satisfied or waived in accordance with clause 3.6 before the End Date.

4. Implementation of Scheme

4.1 Mayne Pharma's obligations

Mayne Pharma must take all steps reasonably necessary to implement the Scheme as soon as is reasonably practicable after the date of this document and so as to complete the transaction substantially in accordance with the Timetable, and in particular Mayne Pharma must:

(a) prepare the Explanatory Memorandum in accordance with the requirements of the Corporations Act and the Policy Statements, provide a draft to Bidder and provide Bidder with a reasonable opportunity to provide suggested amendments to that draft prior to the provision of a draft to ASIC under clause 4.1(c)(i) and if such suggested amendments relate to the Bidder Information, Mayne Pharma must consider in good faith such suggested amendments unless such suggested amendments would render the Explanatory Memorandum misleading or deceptive;

(b) promptly appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's report for inclusion in the Explanatory Memorandum;

(c) as soon as reasonably practicable but no later than 14 days before the First Court Date provide an advanced draft of the Explanatory Memorandum:

 (i) to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act; and

 (ii) to Bidder;

(d) apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(e) provided the confirmation referred to in clause 4.2(c) has been received, lodge all documents with the Court and take all other reasonable steps to ensure that, an application is heard by the Court for an order under section 411(1) of the Corporations Act directing Mayne Pharma to convene the Scheme Meeting;

(f) request ASIC to register the explanatory statement included in the Explanatory Memorandum in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(g) take all reasonable steps necessary to comply with the orders of the Court including, as required, dispatching the Explanatory Memorandum to the Mayne Pharma Shareholders and convening and holding the Scheme Meeting;

(h) if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act apply to the Court for orders approving the Scheme;

(i) if the Scheme is approved by the Court:

(i) promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii) close the Mayne Pharma Share Register as at the Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme;

(iii) promptly register all transfers of Scheme Shares to Bidder in accordance with the Scheme; and

(iv) promptly do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme; and

(j) from the First Court Date until the Implementation Date, promptly inform Bidder if it becomes aware that the Explanatory Memorandum contains a statement which is misleading or deceptive in a material respect or contains a material omission.

4.2 Bidder's obligations

Bidder must take all steps reasonably necessary to assist Mayne Pharma to implement the Scheme as soon as is reasonably practicable and so as to complete the transaction substantially in accordance with the Timetable and in particular Bidder must:

(a) provide to Mayne Pharma the Bidder Information in a form appropriate for inclusion in the Explanatory Memorandum;

(b) promptly provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Explanatory Memorandum;

(c) as soon as reasonably practicable after receipt from Mayne Pharma of a draft of the Explanatory Memorandum in accordance with clause 4.1(a) provide any suggested changes to the Bidder Information in that draft;

(d) as soon as reasonably practicable after receipt from Mayne Pharma of the draft of the Explanatory Memorandum provided in accordance with clause 4.1(c), either:

(i) confirm in writing to Mayne Pharma that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission; or

(ii) provide to Mayne Pharma the changes required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive and does not contain any material omission;

(e) provide to Mayne Pharma all such further or new information of which Bidder becomes aware after the Explanatory Memorandum has been

despatched until the date of the Scheme Meeting that is required to ensure that the Bidder Information in the form and context in which it appears in the Explanatory Memorandum is not misleading or deceptive in any material respect and does not contain any material omission;

(f) prior to the First Court Date, enter into the Deed Poll and deliver the executed Deed Poll to Mayne Pharma;

(g) procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Bidder will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be reasonably necessary in order to ensure the fulfilment of its obligations under this document and the Scheme; and

(h) if the Scheme becomes Effective, provide the Scheme Consideration on the Implementation Date in accordance with the Scheme.

4.3 Reconstitution of Mayne Pharma Board

As soon as practicable after implementation of the Scheme Mayne Pharma will use its reasonable endeavours to:

(a) take all actions necessary to procure that any director of a Subsidiary as designated by Bidder in writing and each director of Mayne Pharma in office on the Implementation Date resigns their office; and

(b) cause the appointment to the Mayne Pharma Board and to the boards of each Subsidiary of such number of persons as nominated by Bidder, subject to those persons having provided a consent to act as directors of the relevant companies.

4.4 Mayne Pharma Options

Mayne Pharma must use all reasonable endeavours to procure by no later than five Business Days prior to the Second Court Date, that:

(a) each holder of a Mayne Pharma Option enters into a binding agreement, on terms approved by Bidder acting reasonably and conditional on the Scheme becoming Effective, whereby each holder of Mayne Pharma Options agrees to the cancellation of such Mayne Pharma Options in return for the Option Price; and

(b) each person disclosed in the Disclosure Letter as being contractually entitled to receive a grant of Mayne Pharma Options enters into a binding agreement, on terms approved by Bidder acting reasonably and conditional on the Scheme becoming Effective, whereby each such person agrees to give up such entitlement on terms consistent with those provided to holders of Mayne Pharma Options under clause 4.4(a).

Mayne Pharma agrees that, on request from Bidder, Bidder be reasonably consulted on, and be permitted to attend, any discussion or negotiations with holders of Mayne Pharma Options with a view to facilitating the entry into such binding agreements.

5. Conduct of business and requests for access

5.1 Conduct of business

From the date of this document to the Implementation Date, Mayne Pharma must use all reasonable endeavours to procure that the Mayne Pharma Group conducts its businesses in the ordinary course except in relation to any matter required to be done or procured by Mayne Pharma pursuant to, or which is otherwise permitted by, this

document or the Scheme or the undertaking of which Bidder has approved in writing, such approval not to be unreasonably withheld or delayed.

5.2 Requests for access

From the date of this document to the Implementation Date, Mayne Pharma will in good faith, on request from Bidder, provide to Bidder reasonable access at reasonable times, to:

(a) members of the Mayne Pharma Executive Committee and to such other personnel as are reasonably approved by the Executive Committee; and

(b) records and premises of the Mayne Pharma Group, unless the provision of any such access is prohibited by law.

5.3 Aguadilla

As soon as practicable after execution of this document, Mayne Pharma will provide access to the site at Aguadilla to Bidder personnel for a reasonable period to allow Bidder to evaluate its intentions for that site if the Scheme becomes effective provided that access will be restricted to those persons who reasonably require access for this purpose. Mayne Pharma further agrees that it will not dispose of the Aguadilla site without the prior written consent of Bidder, such consent not unreasonably to be withheld.

6. Recommendation, intentions and announcements

6.1 Mayne Pharma Board recommendation

The Mayne Pharma Board must, in the Mayne Pharma ASX Announcement and in the Explanatory Memorandum, unanimously recommend that Mayne Pharma Shareholders vote in favour of the Scheme subject to:

(a) no Superior Proposal being made;

(b) the Scheme Consideration being within or above the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report; and

(c) the Independent Expert concluding that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.2 Mayne Pharma Director intentions

Mayne Pharma must use its best endeavours to procure that each Mayne Pharma Director announces in the Mayne Pharma ASX Announcement and in the Explanatory Memorandum his or her intention to vote in favour of the Scheme any Mayne Pharma Shares in which they have a Relevant Interest and in respect of which they have power to vote and agrees to the cancellation of any Mayne Pharma Options they hold in return for the Option Price, subject to:

(a) no Superior Proposal being made;

(b) the Scheme Consideration being within or above the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report; and

(c) the Independent Expert concluding that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.3 Change of recommendation or intentions

The Mayne Pharma Board may change its recommendation and any Mayne Pharma Director may announce his or her intention to vote any Mayne Pharma Shares in which

they have a Relevant Interest against the Scheme or to abstain from voting on the Scheme if:

(a) a Superior Proposal is made;

(b) the Scheme Consideration is below the assessed valuation range of Mayne Pharma Shares set out in Independent Expert's Report; or

(c) the Independent Expert does not conclude that the Scheme is in the best interests of Mayne Pharma Shareholders.

6.4 Announcements

Immediately after the execution of this document, Mayne Pharma must issue the Mayne Pharma Announcement to the ASX and Bidder must issue the Bidder Announcement.

7. Lock-up arrangements

7.1 No shop

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder solicit or invite any Competing Proposal or initiate discussions with any third party which may reasonably be expected to lead to a Competing Proposal.

7.2 No talk and no due diligence

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder:

(a) participate in any negotiations in relation to a Competing Proposal or which may reasonably be expected to lead to a Competing Proposal; or

(b) provide any information to a third party for the purposes of enabling that party to make a Competing Proposal,

unless:

(c) the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a Competing Proposal, the Competing Proposal is a Superior Proposal or, where there is not yet a Competing Proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a Competing Proposal which is a Superior Proposal; and

(d) the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the Confidentiality Agreement.

7.3 No commitments

During the Lock-up Period, Mayne Pharma must not, and must ensure that its Representatives do not, except with the prior written consent of Bidder enter into any deed, arrangement or understanding in relation to a Competing Proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the transactions subject of this document unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the Competing Proposal is a Superior Proposal.

7.4 Competing Proposals

If Mayne Pharma receives a Competing Proposal which is a Superior Proposal, it must not accept that Competing Proposal or recommend that Competing Proposal to its

shareholders until the expiry of three days after it has informed Bidder of the full terms of the Competing Proposal and the identity of the Competing Bidder and given Bidder the opportunity to match the Competing Proposal.

7.5 Break Fee

Subject to clause 7.6, Mayne Pharma must pay Bidder the Break Fee, without withholding or set off, in the following circumstances:

(a) if a Competing Proposal is announced and consummated at any time between the date of this document and the first anniversary of the date of this document;

(b) unless the Scheme Consideration is below the assessed valuation range of Mayne Pharma Shares set out in the Independent Expert's Report or the Independent Expert concludes that the Scheme is not in the best interests of Mayne Pharma Shareholders if any two directors of Mayne Pharma change their recommendation of the Scheme or recommend, support or endorse a Competing Proposal or if the chairman of Mayne Pharma does any of those things; or

(c) Mayne Pharma is in material breach of this document (and if the breach is a breach of a clause referred to in clause 10.1(b)(i) the circumstances giving rise to the breach have not been remedied by the end of the period specified in clause 10.1(b)(i)) provided that Mayne Pharma is not obliged to make any payment under this clause 7.5(c) if Mayne Pharma terminates this document under clause 10.2(b)(i), 10.2(b)(ii) or 10.2(b)(iii).

Mayne Pharma must pay the Bidder the Break Fee within five Business Days of receiving a written demand from Bidder for payment of the Break Fee except in the case of a payment under clause 7.5(c) in which case Mayne Pharma must pay the Break Fee within 5 Business Days after the later of:

(d) Bidder terminating this document as a result of the breach by Mayne Pharma; and

(e) the Scheme Meeting.

7.6 Compliance with law

If a court or the Takeovers Panel determines that any part of the Break Fee:

(a) constitutes, or would if performed constitute:

  (i) a breach of the fiduciary or statutory duties of the Mayne Pharma Board; or

  (ii) unacceptable circumstances within the meaning of the Corporations Act; or

(b) would, if paid, be unlawful for any reason,

then Mayne Pharma will not be obliged to pay such part of the Break Fee and, if the Break Fee has already been paid, then Bidder must within 5 Business Days after receiving written demand from Mayne Pharma refund that part of the Break Fee to Mayne Pharma.

8. Liability of directors and employees

8.1 Liability of directors and employees

Each party releases all rights against, and agrees that it will not make any claim against, each past or present director and employee of the other party in relation to information provided to the first party in relation to the transactions contemplated by this document to the extent that such director or employee has acted without negligence, in good faith and has not engaged in wilful misconduct.

8.2 Directors' and officers' insurance

Bidder acknowledges that Mayne Pharma will:

(a) by no later than 18 November 2006 arrange for the cover provided under the Policy to be extended for a further period of 12 months to expire on 18 November 2007; and

(b) by no later than the Implementation Date arrange for the cover provided under the Policy to be amended so as to provide run off cover, retroactive to 18 November 2005, for a 7 year period from the end of the term of the Policy, as extended pursuant to clause 8.2(a) above, that is until 18 November 2014, and will also by the Implementation Date pay all premiums required so as to ensure that insurance cover is provided under the Policy on those terms until that date. The extension of cover will be on terms that such extension cannot be amended to the detriment of the insureds or cancelled by any insured or the insurer under the Policy.

8.3 Obligations in relation to directors' and officers' insurance

From the Implementation Date, Mayne Pharma must not:

(a) vary or cancel; or

(b) unless required under the Policy, commit any act or omission that may prejudice any claim by a director or officer of Mayne Pharma under the Policy as extended pursuant to clause 8.2(b) above.

Nothing in clause 8.2 or clause 8.3 shall require Bidder or Mayne Pharma to incur any additional premium after the Implementation Date or require Mayne Pharma to not fulfil its contractual obligations under the Policy.

9. Representations, warranties and indemnities

9.1 Bidder representations and warranties

Each of Bidder and Guarantor represents and warrants to Mayne Pharma (on its own behalf and separately as trustee for each Representative of Mayne Pharma):

(a) as at the date of this document and as at the Second Court Date that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) Guarantor has entered into the Commitment Letter;

(iii) the execution and delivery of this document by Bidder and of this document and the Commitment Letter by Guarantor have been properly authorised by all necessary corporate action and Bidder and Guarantor respectively have full corporate power and lawful authority to execute and deliver this document and the Commitment Letter and to perform or cause to be performed their obligations under this document and the Commitment Letter;

(iv) this document and the Commitment Letter constitute legal, valid and binding obligations on it and Guarantor respectively and this document and the Commitment Letter do not result in a breach of or default under the constitution or equivalent constituent documents of Bidder or any of its Related Bodies Corporate; and

(v) it is aware that Mayne Pharma and its Representatives will rely on the Bidder Information for the purposes of preparing the Explanatory Memorandum and proposing the Scheme in accordance with the requirements of the Corporations Act;

(b) as at the First Court Date that the Bidder Information in the form and context approved or amended by Bidder under clause 4.2(d) is not misleading or deceptive in any material respect and does not contain any material omission; and

(c) on each date from the First Court Date until the Implementation Date, that Bidder has complied with its obligations under clause 4.2(e).

9.2 Bidder indemnity

Bidder indemnifies Mayne Pharma against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Bidder in clause 9.1.

9.3 Mayne Pharma representations and warranties

Mayne Pharma represents and warrants to Bidder (on its own behalf and separately as trustee for each Representative of Bidder):

(a) as at the date of this document and as at the Second Court Date that:

(i) Mayne Pharma is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery of this document by Mayne Pharma has been properly authorised by all necessary corporate action and Mayne Pharma has full corporate power and lawful authority to execute and deliver this document and to perform or cause to be performed its obligations under this document;

(iii) this document constitutes legal, valid and binding obligations on Mayne Pharma and this document does not result in a breach of or default under the constitution of Mayne Pharma or any Subsidiary;

(iv) Mayne Pharma is not and has not been in breach of its continuous disclosure obligations under the Listing Rules; and

(v) since the date of the last consolidated audited accounts of the Mayne Pharma Group and prior to the date of this document, there has not been any Mayne Pharma Material Adverse Change;

(b) as at the date of this document there are:

(i) 640,655,416 Mayne Pharma Shares on issue;

(ii) 11,170,000 Mayne Pharma Options on issue as described in the Disclosure Letter; and

(iii) legal obligations upon Mayne Pharma to issue 455,000 Mayne Pharma Options as described in the Disclosure Letter,

and except as set out in clause 9.3(b) Mayne Pharma has not issued (and is not required to issue) any other securities or instruments which are still outstanding (or may become outstanding) and which may convert into Mayne Pharma securities;

(c) the Mayne Pharma Information in the Explanatory Memorandum does not contain a statement which is misleading or deceptive in any material respect and does not contain any material omission (other than a statement or omission which has been rectified by Mayne Pharma to the court's satisfaction by the Second Court Date); and

(d) on each date from the First Court Date until the Implementation Date, Mayne Pharma has complied with its obligations under clause 4.1(j).

9.4 Mayne Pharma indemnity

Mayne Pharma indemnifies Bidder against any loss suffered or incurred by reason of any breach of any of the representations and warranties of Mayne Pharma in clause 9.3.

9.5 Notifications

Each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 9.

9.6 Status of representations and warranties

Each representation and warranty in this clause 9:

(a) is severable;

(b) will survive the termination of this document; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this document.

9.7 Status and enforcement of indemnities

Each indemnity in this document:

(a) is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this document;

(b) is given to the party to which it is expressed to be given, and as trustee for each Representative of that party, and a reference to a loss in an indemnity given to a party includes a loss suffered or incurred by a Representative of that party.

It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this document.

10. Termination

10.1 Termination by Bidder

Bidder may terminate this document at any time before 8.00 am on the Second Court Date:

(a) in accordance with clause 3.7; or

(b) by notice in writing to Mayne Pharma if:

  (i) Mayne Pharma is in material breach of any of clause 3, clause 4.1 or clause 5 of this document before that time, provided that Bidder is only entitled to terminate if it has given notice to Mayne Pharma setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Mayne Pharma;

  (ii) Mayne Pharma is in breach of clause 6.1, clause 6.2 or clause 7 of this document;

  (iii) there is a breach of any of the Mayne Pharma Warranties; or

  (iv) the Mayne Pharma Board changes its recommendation in relation to the Scheme, for any reason, whether or not permitted to do so under this document.

10.2 Termination by Mayne Pharma

Mayne Pharma may terminate this document at any time before 8.00 am on the Second Court Date by notice in writing to Bidder:

(a) in accordance with clause 3.7; or

(b) by notice in writing to Bidder if:

(i) Bidder or Bidder Guarantor is in material breach of either clause 3 or clause 4.2 of this document before that time, provided that Mayne Pharma is only entitled to terminate if it has given notice to Bidder setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist 5 Business Days (or any shorter period ending at 5.00 pm on the day before the Second Court Date) from the time such notice is received by Bidder;

(ii) an Insolvency Event occurs in relation to Bidder or Bidder Guarantor;

(iii) there is a breach of any of the Bidder Warranties; or

(iv) the Mayne Pharma Board recommends to Mayne Pharma Shareholders any Superior Proposal.

10.3 Effect of termination

In the event of termination of this document by either Mayne Pharma or Bidder pursuant to this clause 10, this document will become void and have no effect, other than:

(a) clauses 1, 7.5, 11, 12, 13, 14, 15 and 16 which shall survive termination; and

(b) in respect of any liability for an antecedent breach of this document.

11. Confidentiality

No party may disclose the existence or contents of this document except:

(a) in the Bidder Announcement or the Mayne Pharma Announcement;

(b) in the Explanatory Memorandum;

(c) to that party's professional advisers; or

(d) to the extent required by law or the rules of any stock exchange (provided the disclosing party consults with the other party as to the form and content of any disclosure required and uses its best endeavours to minimise the extent of such disclosure).

12. Costs and stamp duties

12.1 Costs

Except as otherwise provided in this document, each party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this document.

12.2 Stamp duties

Bidder:

(a) must pay all stamp duties and any related fines and penalties in respect of this document, the performance of this document and each transaction effected by or made under this document;

(b) indemnifies Mayne Pharma against any liability arising from failure to comply with clause 12.2(a); and

(c) is authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause 12.2.

13. Guarantee and indemnity

13.1 Guarantee

Guarantor unconditionally and irrevocably guarantees to Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders):

(a) the payment by Bidder of all present and future monetary liabilities of Bidder under or in connection with this document; and

(b) the performance by Bidder of each other obligation of the Bidder under this document;

and if Bidder fails to pay such monies or fails to perform such obligation on the due date for payment or performance Guarantor must immediately on demand by Mayne Pharma pay such monies in the manner contemplated by this document or procure the performance by Bidder of such obligation, as the case may be.

13.2 Indemnity

As a separate, independent and additional liability, Guarantor indemnifies Mayne Pharma (in Mayne Pharma's own right and separately as trustee for each of the Scheme Shareholders) against all loss arising from, or which Mayne Pharma or the Scheme Shareholders, as the case may be, otherwise suffers or incurs or may suffer or incur in connection with, any failure of Bidder to pay any monetary liability of the Bidder under or in connection with this document or to perform any other obligation of Bidder under this document on the due date. The provisions of clause 9.7 apply to the indemnity contained in this clause 13.2.

13.3 No requirement to take steps against Bidder

Mayne Pharma may make a demand under the guarantee in clause 13.1 or the indemnity in clause 13.2 without first taking any steps against Bidder.

13.4 Continuing effect

Each guarantee contained in this clause 13 is a continuing guarantee of Guarantor, is not wholly or partially discharged at any time by the payment of any monies or the performance of any obligations guaranteed under it and remains in full force and effect until all monetary liabilities and other obligations guaranteed under it have been fully paid and performed.

14. Notices

14.1 How notice to be given

Each communication (including each notice, consent, approval, request and demand) under or in connection with this document:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i) if to Mayne Pharma Limited:

Address: Level 21, 390 St Kilda Road, Melbourne VIC 3004, Australia / 55 New Oxford Street, London WC1A 1BS

Fax number: +61 3 9868 0757/+44 20 7420 8401

For the attention of: General Counsel/Company Secretary

(ii) if to Bidder or Guarantor: Hospira, Inc.

Address: 275 North Field Drive, Dept 960, Lake Forest, IL 60045 United States
Fax number: +1 224 212 3202
For the attention of: Mr Chris Kolber, Corporate Vice President, Global Business Development
with a copy to:
Address: Baker & McKenzie, Level 27 AMP Centre, 50 Bridge Street, Sydney, NSW 2000 Australia
Fax: +612 9225 1595
For the attention of: Steven Glanz/Ben McLaughlin

(c) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(d) must be delivered by hand or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 14.1(b).

14.2 When notice taken to be received

Each communication (including each notice, consent, approval, request and demand) under or in connection with this document is taken to be received by the addressee:

(a) (in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b) (in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c) (in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d) (in the case of delivery by hand) on delivery,

but if the communication is taken to be received on a day that is not a working day or after 5.00 pm, it is taken to be received at 9.00 am on the next working day ("working day" meaning a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally, in the place to which the communication is posted, sent or delivered).

15. General

15.1 Amendments

This document may only be varied by a document signed by or on behalf of each party.

15.2 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this document by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this document.

(b) A waiver or consent given by a party under this document is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of a term of this document operates as a waiver of another breach of that term or of a breach of any other term of this document.

15.3 Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this document.

15.4 Consents

A consent required under this document from a party may not be unreasonably withheld, unless this document expressly provides otherwise.

15.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, and all together constitute one agreement.

15.6 Entire agreement

This document and the Confidentiality Agreement embody the entire understanding of Mayne Pharma and Bidder and constitute the entire terms agreed by Mayne Pharma and Bidder in relation to the subject matter of this document and together supersede any prior written or other agreement between Mayne Pharma and Bidder in relation to that subject matter.

15.7 No assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this document without the prior consent of each other party.

16. Governing law, jurisdiction and service of process

16.1 Governing law

This document is governed by and must be construed according to the law applying in the state of Victoria, Australia.

16.2 Jurisdiction

Each party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of the state of Victoria, Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this document; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 16.2(a).

16.3 Service of process

Bidder irrevocably appoints Baker & McKenzie of Level 27, 50 Bridge Street, Sydney NSW 2000, Australia (attention Steven Glanz/Ben McLaughlin) as its agent in Australia for service of process.

Schedule 1 - Timetable

Event	Date
Mayne Pharma lodges draft Explanatory Memorandum with ASIC	Friday 6 October 2006
First Court Date	Friday 20 October 2006
Despatch of Explanatory Memorandum completed	Tuesday 31 October 2006
Scheme Meeting	Friday 1 December 2006
Second Court Date	Friday 8 December 2006 or as soon as possible after all of the Regulatory Conditions have been satisfied, if later.
Effective Date	On or within 1 Business Day after the Second Court Date.
Record Date	5 Business Days after the Effective Date.
Implementation Date	3 Business Days after the Record Date.
End Date	Friday 31 January 2007

Signed as an agreement.

Executed by **Mayne Pharma Limited, ACN 097 064 330** in the presence of:

(Signature of ~~Secretary~~/other Director)

PAUL ANDREW BINFIELD

(Name of ~~Secretary~~/other Director in full)

(Signature of Director or Sole Director and Secretary)

PETER JOHN WILLCOX

(Name of Director or Sole Director and Secretary in full)

Signed sealed and delivered for and on behalf of **Hospira Holdings (S.A.) Pty Ltd, ACN 121 147 019** by its Attorney under a Power of Attorney dated 20 September 2006, and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature of Witness

BRIAN J. SMITH

Name of Witness in full

Signature of Attorney

TERRENCE C. KEARNEY

Name of Attorney in full

Executed by **Hospira, Inc.** in the presence of:

Brian T. Smith

Signature of witness

BRIAN. J. SMITH

Name of witness

[signature]

Signature of authorised officer

CHRISTOPHER B. BEGLEY

Name of authorised officer in full

Annexure A - Scheme

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties **Mayne Pharma Limited ABN 58 097 064 330 ("Mayne Pharma")**

The holders of fully paid ordinary shares in the capital of Mayne Pharma

Recitals

A. Mayne Pharma is a public company incorporated in the State of New South Wales which is admitted to the official list of ASX.

B. Guarantor is a corporation incorporated in the United States of America. Bidder is a proprietary company incorporated in the State of South Australia.

C. Mayne Pharma, Bidder and Guarantor have entered into an implementation agreement dated [●] 2006 (the **"Implementation Agreement"**).

D. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the **"Scheme"**), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

E. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

F. If the Scheme becomes effective, then Bidder will provide the Scheme Consideration to the Scheme Shareholders in accordance with the provisions of the Scheme and Bidder will acquire all Scheme Shares.

G. Guarantor has entered into the Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and this Scheme.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

"ASX" means Australian Stock Exchange Limited ABN 98 008 624 691.

"Bidder" means Hospira Holdings (S.A.) Pty Ltd ACN 121 147 019.

"Business Day" is any day that is both a Business Day within the meaning given in the Listing Rules and a day that banks are open for business in Chicago, Illinois, USA.

"CHESS" means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

"Corporations Act" means the Corporations Act 2001 (Commonwealth).

"Court" means the Supreme Court of Victoria.

"**Deed Poll**" means the deed poll executed by the Bidder on [●] in favour of each Scheme Shareholder.

"**Effective**" means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

"**Effective Date**" means the date on which the Scheme becomes Effective.

"**Guarantor**" means Hospira, Inc.

"**Implementation Date**" means the date which is 3 Business Days after the Record Date.

"**Listing Rules**" means the official listing rules of ASX.

"**Mayne Pharma Constitution**" means the constitution of Mayne Pharma Limited adopted on 21 November 2005.

"**Mayne Pharma Shareholder**" means a person who is registered in the Mayne Pharma Share Register as a holder of Mayne Pharma Shares.

"**Mayne Pharma Shares**" means fully paid ordinary shares in the capital of Mayne Pharma.

"**Mayne Pharma Share Register**" means the register of Mayne Pharma maintained by or on behalf of Mayne Pharma in accordance with section 168(1) of the Corporations Act.

"**Mayne Pharma Share Registry**" means Link Market Services of Level 4, 333 Collins Street, Melbourne, Victoria 3000, Australia.

"**Record Date**" means the date which is 5 Business Days after the Effective Date.

"**Scheme**" means the scheme of arrangement under Part 5.1 of the Corporations Act between Mayne Pharma and Mayne Pharma Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

"**Scheme Consideration**" means the amount of A$4.10 cash in respect of each Scheme Share.

"**Scheme Share**" means a Mayne Pharma Share on issue as at 11.00 pm on the Record Date.

"**Scheme Shareholder**" means each person who holds Scheme Shares.

"**Second Court Date**" means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

The Scheme is conditional upon satisfaction of each of the following conditions precedent and the provisions of clauses 3, 4, 5 and 6 will not come into effect unless and until each of those conditions has been satisfied:

(a) as at 8.00 am on the Second Court Date each of the conditions precedent set out in clause 3.1 of the Implementation Agreement (other than the condition relating to the approval of the Court set out in clause 3.1(g) of the Implementation Agreement) has been satisfied or waived in accordance with the terms of the Implementation Agreement;

(b) as at 8.00 am on the Second Court Date the Implementation Agreement has not been terminated; and

(c) the Court has approved this Scheme for the purposes of section 411 (4) (b) of the Corporations Act with or without modification.

2.2 Certificates in relation to conditions

On the Second Court Date:

(a) Mayne Pharma must provide to the Court a certificate confirming whether or not as at 8.00 am on the Second Court Date the conditions precedents set out in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(e) and 3.1(k) of the Implementation Agreement have been satisfied or waived and to the best of Mayne Pharma's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived; and

(b) Guarantor must provide to the Court a certificate confirming whether or not as at 8.00 am on the Second Court Date the conditions precedent set out in clauses 3.1(a), 3.1(f) and 3.1(h) of the Implementation Agreement have been satisfied or waived and to the best of Guarantor's knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(j) have been satisfied or waived.

3. Scheme

3.1 Effective Date of the Scheme

Subject to clause 3.2, the Scheme will take effect on and from the Effective Date.

3.2 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 January 2007 or such later date as the Court approves with the consent of Mayne Pharma.

3.3 Implementation of Scheme

On the Implementation Date:

(a) Mayne Pharma must deliver to Bidder a duly completed and executed share transfer form or forms to transfer all of the Scheme Shares to Bidder;

(b) Bidder must execute the share transfer form(s) referred to in clause 3.3(a) and deliver the share transfer forms to Mayne Pharma for registration;

(c) immediately following receipt of transfer form(s) in respect of the Scheme Shares, the Scheme Shares together with all rights and entitlements attaching to the Scheme Shares as at that date will be transferred to Bidder without the need for any further act by any Scheme Shareholder, and Mayne Pharma must enter the name of Bidder in the Mayne Pharma Share Register in respect of the Scheme Shares; and

(d) in consideration for the transfer of the Scheme Shares to Bidder, Bidder must pay the Scheme Consideration in A$ to the Scheme Shareholders for each Scheme Share registered in the name of that Scheme Shareholder by sending or procuring the dispatch to each Scheme Shareholder by pre-paid post to his or her address recorded in the Mayne Pharma Share Register at 11.00 pm on the Record Date, a pre-printed cheque for the Scheme Consideration due to that Scheme Shareholder as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque must be payable to and be forwarded to the holder whose name appears first in the Mayne Pharma Share Register at 11.00 pm on the Record Date.

4. Dealings in Mayne Pharma Shares

4.1 Dealings in Mayne Pharma Shares by Scheme Shareholders

For the purposes of establishing who are Scheme Shareholders, dealings in Mayne Pharma Shares will be recognised by Mayne Pharma provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered in the Mayne Pharma Share Register as the holder of the relevant Mayne Pharma Shares before 11.00 pm on the Record Date; or

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Pharma Share Register is kept on before 7.00 pm on the Record Date (in which case Mayne Pharma must register such transfers before 11.00 pm on the Record Date),

and Mayne Pharma will not accept for registration, or recognise for the purpose of establishing who are Scheme Shareholders, any transmission application or transfer in respect of Mayne Pharma Shares received after 7.00 pm on the Record Date.

4.2 Mayne Pharma Share Register

Mayne Pharma will, until the Scheme Consideration has been paid, maintain the Mayne Pharma Share Register in accordance with the provisions of this clause 4 and the Mayne Pharma Share Register in this form will solely determine entitlements to the Scheme Consideration.

4.3 Information to be made available to the Bidder

Mayne Pharma must procure that as soon as practicable following the Record Date details of the names, registered addresses and holdings of Mayne Pharma Shares of every Scheme Shareholder shown in the Mayne Pharma Share Register at 11.00 pm on the Record Date are made available to Bidder in such form as Bidder may reasonably require.

4.4 Effect of Share certificates and holding statements

As from the Record Date (and other than for Bidder following the Implementation Date), all share certificates and holding statements for the Scheme Shares will cease to have effect as documents of title, and each entry on the Mayne Pharma Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

5. Suspension and termination of quotation

Mayne Pharma must:

(a) apply to ASX for suspension of the Mayne Pharma Shares from official quotation on ASX with effect from the Business Day following the Effective Date; and

(b) apply to ASX for termination of official quotation of the Mayne Pharma Shares on ASX with effect from the Business Day following the Implementation Date.

6. General Scheme provisions

6.1 Appointment of agent and attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Mayne Pharma as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under clause 3.3(a) and the giving of the Scheme Shareholders' consent under clause 6.3; and

(b) enforcing the Deed Poll against Guarantor,

and Mayne Pharma accepts such appointment. Mayne Pharma, as agent of each Scheme Shareholder, may sub-delegate its functions under this clause 6.1 to all or any of its directors and secretaries (jointly and severally).

6.2 Enforcement of Deed Poll

Mayne Pharma undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Guarantor on behalf of and as agent and attorney for the Scheme Shareholders.

6.3 Scheme Shareholders' consent

The Scheme Shareholders consent to Mayne Pharma, Guarantor and Bidder doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Mayne Pharma and all of the Mayne Pharma Shareholders from time to time (including those who do not attend the meeting of Mayne Pharma Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

6.4 Agreement by Scheme Shareholders

The Scheme Shareholders agree to the transfer of their Scheme Shares to Bidder in accordance with the terms of the Scheme.

6.5 Warranty by Scheme Shareholders

The Scheme Shareholders are deemed to have warranted to Bidder that all their Scheme Shares (including any rights attaching to those shares) which are transferred to Bidder under the Scheme will, at the date of the transfer of them to Bidder, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to such shares. Mayne Pharma undertakes in favour of each Scheme Shareholder that it will provide such warranty to Bidder on behalf of the Scheme Shareholder.

6.6 Title to Scheme Shares

Bidder shall be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by Mayne Pharma or Bidder in the Mayne Pharma Share Register as the holder of the Scheme Shares.

6.7 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Mayne Pharma may, by its counsel, and with the consent of Bidder and Guarantor, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Shareholder.

6.8 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Mayne Pharma, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Mayne Pharma's registered office or at the Mayne Pharma Share Registry.

6.9 Inconsistencies

To the extent of inconsistency between the Scheme and the Mayne Pharma Constitution, the Scheme overrides the Mayne Pharma Constitution and binds Mayne Pharma and all Mayne Pharma Shareholders.

6.10 Further assurance

Mayne Pharma will execute all deeds and other documents and do all acts and things as may be necessary or expedient for the implementation and performance of the Scheme and will, on behalf of Scheme Shareholders, procure Guarantor to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Bidder or Guarantor under the Scheme.

6.11 Costs

Except as otherwise expressly stated in the Scheme, Mayne Pharma will, or will procure that Bidder will pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

7. Governing law

This Scheme is governed by the laws of the State of Victoria, Australia.

Annexure B - Deed Poll

Deed poll made on **2006**

Parties

Hospira, Inc of 275 North Field Drive, Dept 960, Lake Forest, IL 60045, United States (**"Guarantor"**)

Each holder of fully paid ordinary shares in the capital of Mayne Pharma Limited ACN 097 064 330 ("Mayne Pharma") on issue as at 11.00 pm on the Record Date (**"Scheme Shareholders"**)

Recitals

A. Mayne Pharma, Hospira Holdings (S.A.) Pty Limited ACN 121 147 019 (**"Bidder"**) and Guarantor have entered into an implementation agreement dated [●] September 2006 (the **"Implementation Agreement"**).

B. Mayne Pharma has agreed in the Implementation Agreement to propose a scheme of arrangement between Mayne Pharma and the holders of fully paid ordinary shares in Mayne Pharma (the **"Scheme"**), the effect of which will be that Bidder acquires all of the Scheme Shares from Scheme Shareholders for the Scheme Consideration.

C. Bidder has agreed in the Implementation Agreement to take certain steps in relation to the Scheme and Guarantor has agreed in the Implementation Agreement to guarantee the obligations of Bidder and to take certain other steps in relation to the implementation of the Scheme.

D. Guarantor is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations under the Implementation Agreement and to procure that Bidder performs its obligations under the Implementation Agreement and the Scheme.

1. Definitions and interpretations

1.1 Definitions

Words and phrases defined in the Scheme have the same meaning in this Deed Poll.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) each gender includes each other gender;

(c) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i) a reference to any time is a reference to that time in Melbourne, Australia;

(j) a reference to "A$" is to the lawful currency of the Commonwealth of Australia;

(k) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(l) the interpretation of a substantive provision is not affected by any heading; and

(m) "includes" in any form is not a word of limitation.

1.3 Nature of Deed Poll

Guarantor acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b) under the Scheme, each Scheme Shareholder appoints Mayne Pharma as its agent and attorney to enforce this Deed Poll against Guarantor.

2. Conditions

2.1 Conditions precedent

Guarantor's obligations under this Deed Poll are subject to the satisfaction of each condition in clause 2.1 of the Scheme in accordance with its terms.

2.2 Termination

If the conditions in clause 2.1 of the Scheme are not satisfied or waived on or before 31 January 2007, Guarantor's obligations under this Deed Poll automatically terminate.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, then in addition and without prejudice to any other rights, powers or remedies, Guarantor is released from its obligations to further perform this Deed Poll except those obligations under clause 7.1.

3. Payment of Scheme Consideration

3.1 Obligation to pay

Subject to clause 2, on the Implementation Date, in consideration of the transfer of each Scheme Share to Bidder, Guarantor must procure Bidder to pay to each Scheme Shareholder the Scheme Consideration, being A$4.10 in respect of each Scheme Share registered in the name of that Scheme Shareholder at 11.00 pm on the Record Date.

3.2 Manner of payment

Guarantor must procure that the obligations of Bidder to pay the Scheme Consideration to each Scheme Shareholder must be satisfied by Bidder sending or procuring the dispatch to each Scheme Shareholder by pre-paid post to his or her address recorded in the Mayne Pharma

Share Register at 11.00 pm on the Record Date, a pre-printed cheque for the Scheme Consideration due to that Scheme Shareholder as determined in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque shall be payable to and be forwarded to the holder whose name appears first in the Mayne Pharma Share Register as at 11.00 pm on the Record Date.

4. Other obligations of Bidder

Guarantor covenants in favour of Scheme Shareholders to perform all other obligations attributed to it under the Implementation Agreement, and to procure that Bidder performs all other obligations attributed to it under the Implementation Agreement and complies with the Scheme as if named as a party to the Scheme.

5. Warranties

Guarantor represents and warrants that:

(a) each of it and Bidder is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and it and Bidder have the corporate power to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and it and Bidder have taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding on it.

6. Continuing obligations

This Deed Poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Guarantor has fully performed its obligations under this Deed Poll; or

(b) the earlier termination of this Deed Poll under clause 2.

7. General

7.1 Stamp duty

Guarantor will:

(a) pay all stamp duties and any related fines and penalties in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2 Waiver

(a) Waiver of any right arising from a breach of this Deed Poll or of any right, power, authority, discretion or remedy arising upon default under this Deed Poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed Poll or on a default under this Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

7.3 Variation

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Mayne Pharma; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Mayne Pharma and is approved by the Court,

in which event Guarantor will enter into a further Deed Poll in favour of the Scheme Shareholders giving effect to the amendment.

7.4 Cumulative rights

The rights, powers and remedies of Guarantor and the Scheme Shareholders under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by the law independently of this Deed Poll.

7.5 Assignment

The rights and obligations of Guarantor and the rights of each Scheme Shareholder under this Deed Poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.6 Further action

Guarantor will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

8. Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of the State of Victoria, Australia.

(b) Guarantor irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

Executed as a deed poll.

Executed by Hospira, Inc. by or in the presence of:

Signature of Authorised Officer	Signature of Authorised Officer
Name of Authorised Officer	Name of Authorised Officer

Annexure C - Bidder Announcement

news release

Hospira

EMBARGOED UNTIL
9/20/2006 5:30 PM CENTRAL

For Immediate Release

HOSPIRA ANNOUNCES $2 BILLION AGREEMENT TO ACQUIRE MAYNE PHARMA

– Combination Doubles Hospira's International Presence and Creates the World's Leading Generic Injectable Pharmaceuticals Company –

-- Transaction Expected to be Accretive to Cash EPS in 2007 --

LAKE FOREST, Ill., Sept. 20, 2006 -- Hospira, Inc. (NYSE: HSP), a leading global hospital products company, and Mayne Pharma Limited (ASX: MYP), a leading Australia-based specialty injectable pharmaceuticals company, today announced that the companies have entered into an agreement for Hospira to acquire Mayne. Under the terms of the agreement, Mayne shareholders will receive AUD$4.10 cash per outstanding ordinary share of Mayne, or a total equity consideration of approximately AUD$2.6 billion (US$2.0 billion), including options. The transaction represents a 32 percent premium over Mayne's Sept. 18, 2006, closing price.

"This combination will create the leading generic injectable pharmaceuticals company in the world -- delivering unparalleled value to the global healthcare system as well as our respective shareholders and employees," said Christopher B. Begley, chief executive officer, Hospira. "The Mayne acquisition more than doubles Hospira's international presence and significantly accelerates the expansion of our generic injectables business."

Hospira Inc
275 North Field Drive
Lake Forest, IL 60045
www.hospira.com

-MORE-

Compelling Strategic Rationale

The combination of Hospira and Mayne represents an excellent strategic fit, with highly complementary product portfolios and geographic footprints. The acquisition is expected to:

- *Establish Hospira as the worldwide leader in generic injectable pharmaceuticals.* Today, Hospira holds the No. 1 generic injectables market position in the United States, backed by the industry's broadest portfolio and a growing product pipeline. Mayne Pharma's leadership positions in Europe and Australia, and significant presence in Canada, strengthens Hospira's global reach with an attractive marketed portfolio and strong pipeline.

- *Accelerate Hospira's global expansion.* The acquisition doubles international sales to nearly 30 percent of Hospira's total sales and, importantly, expands the company's international infrastructure with the addition of Mayne's global sales and distribution platform.

- *Expand and solidify Hospira's oncology presence.* Oncolytics represent roughly half of Mayne's product portfolio, which boasts a comprehensive range of agents across this important and fast-growing therapeutic category and significantly strengthens Hospira's product offerings.

- *Provide Hospira with potent/cytotoxic manufacturing and research and development (R&D) capabilities.* May ne's comprehensive and differentiated expertise in formulating and manufacturing potent and cytotoxic compounds supplements Hospira's already-broad development and manufacturing capabilities.

- *Continue to help reduce the overall costs of healthcare -- to improve both the affordability of care for patients and the financial health of the global healthcare system.* By increasing the number and availability of generic injectable drugs in its portfolio, Hospira will be better positioned to provide high-quality, more cost-effective alternatives to many proprietary pharmaceuticals.

-MORE-

"Mayne has grown rapidly over recent years and we believe will continue to grow under the ownership of Hospira, which will provide access to greater resources, particularly in the important U.S. market," said Peter Willcox, chairman, Mayne Pharma. "Hospira has a long heritage, much like our own company, and will encourage the development of our business to the benefit of our customers and employees."

"We look forward to welcoming our Mayne colleagues to Hospira and fully expect their talents and skill sets to contribute to our future success," said Begley.

Transaction Details

The transaction is subject to Mayne shareholder, regulatory and court approvals, as well as customary closing conditions. Assuming all necessary approvals are secured, the transaction is expected to be completed by the end of the current calendar year.

-MORE-

EMBARGOED UNTIL 9/20/2006 5:30 PM CENTRAL

Financials

The combination of the two companies is estimated to generate a minimum of $50 million of annualized synergies in 2008. Hospira expects to achieve annual savings through infrastructure optimization as well as improved supply chain, administrative and other operational efficiencies. After giving effect to estimated synergies, the transaction is expected to be accretive to earnings per share in 2007, excluding the impact of transaction-related expenses, such as purchase accounting charges and integration costs, and the amortization of intangible assets. The impact on GAAP earnings per share, before the effect of transaction-related expenses, is estimated to be neutral in 2008. Purchase accounting charges and the amortization of intangible assets will be finalized after the transaction's close. To finance the acquisition, Hospira will use available cash and incur approximately $1.9 billion of debt under committed financing facilities provided by Morgan Stanley. Using Hospira and Mayne's strong combined cash flow, the company intends to pay down the debt as quickly as feasible.

Advisors

Morgan Stanley is acting as financial advisor and Baker & McKenzie is acting as legal advisor to Hospira. Merrill Lynch is acting as financial advisor and Clayton Utz is acting as legal advisor to Mayne Pharma.

EMBARGOED UNTIL 9/20/2006 5:30 PM CENTRAL

Webcast

A conference call for investors and media will be held at 7:30 a.m. Central Time on Thursday, Sept. 21, 2006. A live webcast of the conference call will be available at www.hospirainvestor.com. Listeners should log on approximately 10 minutes in advance to ensure proper computer setup for receiving the webcast. A replay will be available on the Hospira Web site for 30 days following the call.

About Hospira

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. With 70 years of service to the hospital industry, Hospira's portfolio includes one of the industry's broadest lines of generic acute-care injectables, which help address the high cost of proprietary pharmaceuticals; integrated solutions for medication management and infusion therapy; and the leading U.S. injectable contract manufacturing business. Headquartered north of Chicago in Lake Forest, Ill., Hospira has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira's news releases and other information can be found at www.hospira.com.

-MORE-

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than AUD$800 million in its financial year ended 30 June 2006 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

-MORE-

Private Securities Litigation Reform Act of 1995 --
A Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed business combination of Hospira and Mayne Pharma, the anticipated consequences and benefits of such transaction, projected cost savings and projected impact on Hospira's earnings. Hospira cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Risks and uncertainties relating to the proposed transaction include: the risk that regulatory approvals will not be obtained on a timely basis or at all; the risk that the transaction will not be consummated; risks relating to the integration of Mayne Pharma's business into Hospira, including incurring higher than expected costs or experiencing delays or other difficulties associated with the integration; the risk that the anticipated benefits and synergies from the transaction will not be realized; and risks associated with Hospira's incurrence of substantial indebtedness. Economic, competitive, governmental, technological and other factors that may affect Hospira's operations and may cause actual results to be materially different from expectations include the risks, uncertainties and factors discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Hospira's Annual Report on Form 10-K for the year ended Dec. 31, 2005, and subsequent Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission, which are incorporated by reference. Hospira undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

-MORE-

EMBARGOED UNTIL 9/20/2006 5:30PM CENTRAL

Hospira Contacts:

U.S. Media
Stacey Eisen
(224) 212-2276

Financial Community
Lynn McHugh
(224)212-2363

Australian Media
Tony Rasman
Fleishman Hillard Australia
+61 418 208 770

Mayne Pharma Contacts:

Media
Sue Cato
Cato Counsel
+61 419 282 319

Matt Horan
Cato Counsel
+61 403 934 958

Financial Community
Andrew Rowe
+44 20 7420 8426
+44 7920 598 353 (mobile)

###

Annexure D - Mayne Pharma Announcement

Hospira

mayne

ASX AND MEDIA RELEASE

Thursday, 21 September, 2006

MAYNE PHARMA ANNOUNCES RECOMMENDED CASH OFFER OF A$4.10 CASH PER SHARE FROM HOSPIRA

Mayne Pharma Limited and leading global hospital products company, Hospira, Inc. today announced they have entered into a scheme implementation agreement for Hospira to acquire Mayne Pharma for A$4.10 cash per share.

Mayne Pharma Chairman Peter Willcox said: "The Board believes this cash price represents excellent value for Mayne Pharma shareholders and we believe the proposal is in their best interests."

Hospira Chief Executive Officer Christopher Begley said: "This combination will create the leading generic injectable pharmaceuticals company in the world – delivering unparalleled value to the global healthcare system as well as our respective shareholders and employees."

Under the terms of the agreement, Hospira will acquire all of the outstanding shares in Mayne Pharma through a scheme of arrangement. The price of A$4.10:

- Represents a 37.1% premium to Mayne Pharma's volume weighted average price for the five days ending September 18, 2006;
- Represents a 50.0% premium to the volume weighted average price of Mayne Pharma shares since the demerger on November 18, 2005; and
- Values Mayne Pharma at more than A$2.6 billion based on Mayne Pharma's current issued capital.

Directors' recommendation

The directors of Mayne Pharma have unanimously endorsed the proposal. They have engaged Grant Samuel and Associates as an independent expert to assess the proposal. The Mayne Pharma Board recommends that, in the absence of a superior proposal and subject to the independent expert's report concluding that the scheme is in the best interests of Mayne Pharma shareholders, **Mayne Pharma shareholders should vote YES in favour of the scheme.**

Subject to those same qualifications, Mayne Pharma's directors unanimously intend to vote all of the shares they hold or control in favour of the scheme.

Background to and benefits of the transaction

Mr Willcox said: "Expressions of interest in Mayne Pharma were received before and following the demerger from Mayne Group late last year, however, these did not lead to proposals that could be put to shareholders. Subsequently we received an unsolicited, incomplete and conditional proposal from a party that the board felt needed to be tested further.

"This led to a due diligence process, which Mayne Pharma and its advisers have conducted with a limited number of interested parties, to determine whether a change of control would provide superior value to shareholders than remaining independent.

"In choosing the parties to invite into this process we were mindful that the paramount objective was to preserve the value of Mayne Pharma's intellectual property and its competitive position, while maximising value for shareholders.

"The conclusion of this process was the recommended proposal we have now received from Hospira, which was the highest price offered and we believe represents excellent value for the company."

Hospira is a specialty pharmaceutical and medication delivery company, one of the largest manufacturers of hospital products in the United States, with annual sales of approximately US$2.6 billion.

Mr Begley said: "The Mayne Pharma acquisition will more than double Hospira's international presence and significantly accelerates the expansion of our generic injectables business.

"We look forward to welcoming our Mayne Pharma colleagues to Hospira and fully expect their talents and skill sets to contribute to our future success."

Transaction details

The scheme of arrangement is subject to Mayne Pharma shareholder and court approval as well as review by the Australian Securities and Investment Commission (ASIC). A Mayne Pharma shareholder meeting will be held at which a majority of those voting, representing no less than 75 per cent of the votes cast, must vote in favour of the scheme for it to be approved by shareholders. Once this approval is obtained, and a court hearing ratifies this approval, the scheme will be binding on all Mayne Pharma shareholders.

Scheme implementation and timing

The scheme implementation agreement provides for the implementation of the proposed transaction through a Mayne Pharma scheme of arrangement. Key conditions are summarised in the attachment to this announcement.

Scheme documents, including an explanatory memorandum with full details of the proposed transaction, the independent expert's report and the reasons for the directors' unanimous recommendation, are expected to be sent to Mayne Pharma shareholders in late October 2006. The shareholder meeting to vote on the scheme is expected to be held in early December 2006. Assuming all necessary approvals are received the transaction is expected to be completed by the end of the year.

Advisers

Merrill Lynch is acting as financial adviser to Mayne Pharma and Clayton Utz is acting as legal adviser. Morgan Stanley is acting as financial adviser to Hospira and Baker and McKenzie is acting as its legal adviser.

Shareholder information

A shareholder information line will be established when the scheme documents are sent to shareholders. The number is 1800 600 400.

Scheme documents will also be made available at the website www.maynepharma.com.

For further information, contact:

Mayne Pharma

Media
Sue Cato
Cato Counsel
+61 419 282 319

Matt Horan
Cato Counsel
+61 403 934 958

Financial Community
Andrew Rowe
+44 20 7420 8426
+44 7920 598 353 (mobile)

Hospira

U.S. Media
Stacey Eisen
(224) 212-2276

Australian Media
Tony Rasman
Fleishman Hillard Australia
+61 418 208 770

Financial Community
Lynn McHugh
(224) 212-2363

About Mayne Pharma

Mayne Pharma Limited is a specialist pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world.

The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than A$800 million in the financial year ended June 2006 and is listed on the Australian Stock Exchange under the code MYP. For more information about Mayne Pharma, visit www.maynepharma.com.

About Hospira

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. With 70 years of service to the hospital industry, Hospira's portfolio includes one of the industry's broadest lines of generic acute-care injectables, which help address the high cost of proprietary pharmaceuticals; integrated solutions for medication management and infusion therapy; and the leading U.S. injectable contract manufacturing business. Headquartered north of Chicago in Lake Forest, Ill., Hospira has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira's news releases and other information can be found at www.hospira.com.

Hospira is listed on the New York Stock Exchange under the code HSP.

ATTACHMENT – KEY TERMS OF THE SCHEME IMPLEMENTATION AGREEMENT

Mayne Pharma and Hospira have entered into a scheme implementation agreement dated September 21, 2006 to provide a framework for proposing and implementing the scheme of arrangement. If the scheme is approved by Mayne Pharma's shareholders and the court and if the other conditions summarised below are satisfied or waived (as applicable), Hospira will pay A$4.10 in cash for each share.

The scheme implementation agreement sets out the obligations of Mayne Pharma and Hospira in relation to the schemes. A copy of the scheme implementation agreement will be contained in the explanatory booklet to be provided to Mayne Pharma shareholders prior to the scheme meeting. A summary of the key terms of the merger implementation agreement is set out below.

Conditions Precedent

(a) FIRB approval is received, or ceases to be required, in relation to the proposed acquisition by Hospira of the Mayne Pharma shares;

(b) Mayne Pharma shareholders approve the scheme by the majorities required under the Corporations Act;

(c) No Mayne Pharma Material Adverse Change (as defined) occurs;

(d) No Mayne Pharma Prescribed Occurrence (as defined) occurs or becomes known to Hospira following execution of the scheme implementation agreement;

(e) The Mayne Pharma Warranties and Hospira Warranties (as defined) are true and correct in all material respects;

(f) Court approval of the scheme.

(g) The waiting period (and any extension) applicable to the scheme under the US Hart-Scot-Rodino Anti-Trust Improvement Act of 1976 (being the act relating to the US government's anti-trust review of a merger or acquisition) has been terminated or has expired;

(h) No judicial proceedings by any Government Authority, seeking to enjoin, restrain or prohibit or impose conditions on the scheme;

(i) No orders, decrees or rulings by any Government Authority prohibiting or imposing conditions on the scheme; and

(j) Mayne Pharma has confirmed to Hospira that it has amended any contract to which it is party which would require Hospira or any of its related bodies corporate or their respective officers or employees to act in a manner inconsistent with certain US trade laws, or taken all steps within its power to terminate any such contract.

No Solicitation

Until the earlier of the date on which the scheme is implemented and the date on which the scheme implementation agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira solicit or invite any competing proposal or initiate discussions with any third party which may reasonably be expected to lead to a competing proposal.

No Talk and No Due Diligence

Until the earlier of the date on which the scheme is implemented and the date on which the scheme implementation agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira:

(i) participate in any negotiations in relation to a competing proposal or which may reasonably be expected to lead to a competing proposal; or

(ii) provide any information to a third party for the purposes of enabling that party to make a competing proposal,

unless:

(iii) the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a competing proposal, the competing proposal is a Superior Proposal or, where there is not yet a competing proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a competing proposal which is a Superior Proposal; and

(iv) the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the confidentiality agreement signed between Hospira and Mayne Pharma.

A "Superior Proposal" is a competing proposal which:

(i) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the competing proposal and the person or persons making it; and

(ii) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Mayne Pharma shareholders than the proposed transaction with Hospira.

Other Exclusivity Arrangements

Until the earlier of the date on which the scheme is implemented and the date on which the scheme implementation agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira enter into any deed, arrangement or understanding in relation to a competing proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the proposed transaction with Hospira unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the competing proposal is a Superior Proposal.

If Mayne Pharma receives a competing proposal which is a Superior Proposal, it must not accept that competing proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the competing proposal and the identity of the competing bidder and given Hospira the opportunity to match the competing proposal.

Break Fee

Mayne Pharma must pay Hospira a break fee (calculated as described below) without withholding or set off, in the following circumstances:

(i) if a competing proposal is announced and consummated at any time before the first anniversary of the scheme implementation agreement;

(ii) unless the amount payable for each Mayne Pharma share under the scheme (being A$4.10 per share) is below the assessed valuation range of Mayne Pharma shares set out in the independent expert's report or the independent expert concludes that the scheme is not in the best interests of Mayne Pharma shareholders if any two directors of Mayne Pharma change their recommendation of the scheme or recommend, support or endorse a competing proposal or if the chairman of Mayne Pharma does any of those things; or

(iii) Mayne Pharma is in material breach of the scheme implementation agreement and, in relation to certain breaches, the circumstance giving rise to the breach have not been remedied within the requisite period, and Mayne Pharma has not terminated the agreement in the circumstances referred to in paragraphs (b)(ii), (iii) or (iv) under Termination below.

The break fee is not payable to the extent that a court or the Takeovers Panel determines that any part of the Break Fee constitutes a breach of the fiduciary or statutory duties of the Mayne Pharma Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

The break fee is an amount equal to 1% of the aggregate value of Mayne Pharma, determined by multiplying A$4.10 by the total number of Mayne Pharma shares on issue.

Termination

Hospira may terminate the scheme implementation agreement at any time prior to 8:00 am on the day on which the court is to approve the scheme if:

(i) any of the conditions precedents are not met;

(ii) Mayne Pharma is in breach of certain provisions of the scheme implementation agreement and, in relation to certain breaches, the circumstance giving rise to the breach have not been remedied within the requisite period;

(iii) there is a breach of any of the Mayne Pharma Warranties; or

(iv) the Mayne Pharma Board changes its recommendation in relation to the scheme for any reason.

Mayne Pharma may terminate the scheme implementation agreement at any time before 8:00 am on the day on which the court is to approve the scheme if:

(i) any of the conditions precedents are not met;

(ii) Hospira or its guarantor (Hospira, Inc.) is in material breach of certain provisions of the agreement and the circumstance giving rise to the breach have not been remedied within the requisite period;

(iii) an Insolvency Event (as defined) occurs in relation to Hospira or its guarantor;

(iv) there is a breach of any of the Hospira Warranties; or

(v) the Mayne Pharma Board recommends any Superior Proposal to its shareholders.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 09:05:58

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868

21 September 2006

Dear shareholder,

I am writing to advise you that Mayne Pharma today announced that it had entered into a Scheme Implementation Agreement with Hospira Inc, a US based specialty pharmaceutical and medication delivery company, to acquire Mayne Pharma for $4.10 in cash per share.

Under the terms of the proposed Scheme of Arrangement ("the Scheme"), Mayne Pharma shareholders will receive $4.10 in cash for each share in Mayne Pharma they hold. This price:

- represents a 37.1% premium to the volume weighted average price of Mayne Pharma shares for the five days ending September 18, 2006;
- represents a 50.0% premium to the volume weighted average price of Mayne Pharma shares since the demerger on November 18, 2005; and
- values Mayne Pharma at A$2.6 billion based on Mayne Pharma's current issued capital.

Your Board believes this cash price represents excellent value and has commissioned Grant Samuel as an independent expert to consider whether the scheme is in the best interests of Mayne Pharma shareholders.

Shareholders on the register at 20 September 2006, will continue receive the 1.5 cent per share dividend, previously announced.

The Scheme is subject to shareholder and Court approval as well as review by the Australian Securities and Investment Commission. Once these approvals are obtained, and a second court hearing ratifies this approval, the scheme will be binding on all Mayne Pharma shareholders.

Your Board recommends shareholders vote in favour of the Scheme, in the absence of a superior proposal and subject to the independent expert's report concluding the scheme is in the best interests of shareholders.

Subject to those same qualifications, Mayne Pharma's directors unanimously intend to vote all of the shares they hold or control in favour of the Scheme.

Scheme documents, including an independent expert's report with full details of the proposed transaction and the reasons for the directors' unanimous recommendation, will be sent to Mayne Pharma shareholders in late October 2006. The shareholder meeting to vote on the scheme is expected to be held in early December 2006. Assuming all necessary approvals are received the transaction is expected to be completed in late December 2006.

We will keep you informed of further developments regarding today's announcement. Following the dispatch of the Scheme documentation to shareholders, we will establish a shareholder information line on 1800 600 400 to answer any queries you have regarding the Scheme. In addition, any future information regarding this matter will be announced to the ASX and made available on our website www.maynepharma.com.

Yours sincerely,

Mr Peter Willcox
Chairman

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 09:05:57

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Mayne Pharma announces offer from Hospira

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Hospira

mayne

ASX AND MEDIA RELEASE **Thursday, 21 September, 2006**

MAYNE PHARMA ANNOUNCES RECOMMENDED CASH OFFER OF A$4.10 CASH PER SHARE FROM HOSPIRA

Mayne Pharma Limited and leading global hospital products company Hospira, Inc. today announced they have entered into a scheme implementation agreement for Hospira to acquire Mayne Pharma for A$4.10 cash per share.

Mayne Pharma Chairman Peter Willcox said: "The Board believes this cash price represents excellent value for Mayne Pharma shareholders and we believe the proposal is in their best interests."

Hospira Chief Executive Officer Christopher Begley said: "This combination will create the leading generic injectable pharmaceuticals company in the world – delivering unparalleled value to the global healthcare system as well as our respective shareholders and employees."

Under the terms of the agreement, Hospira will acquire all of the outstanding shares in Mayne Pharma through a scheme of arrangement. The price of A$4.10:

- Represents a 37.1% premium to Mayne Pharma's volume weighted average price for the five days ending September 18, 2006;

- Represents a 50.0% premium to the volume weighted average price of Mayne Pharma shares since the demerger on November 18, 2005; and

- Values Mayne Pharma at more than A$2.6 billion based on Mayne Pharma's current issued capital.

Directors' recommendation

The directors of Mayne Pharma have unanimously endorsed the proposal. They have engaged Grant Samuel and Associates as an independent expert to assess the proposal. The Mayne Pharma Board recommends that, in the absence of a superior proposal and subject to the independent expert's report concluding that the scheme is in the best interests of Mayne Pharma shareholders, **Mayne Pharma shareholders should vote YES in favour of the scheme**.

Subject to those same qualifications, Mayne Pharma's directors unanimously intend to vote all of the shares they hold or control in favour of the scheme.

Background to and benefits of the transaction

Mr Willcox said: "Expressions of interest in Mayne Pharma were received before and following the demerger from Mayne Group late last year, however, these did not lead to proposals that could be put to shareholders. Subsequently we received an unsolicited, incomplete and conditional proposal from a party that the board felt needed to be tested further.

"This led to a due diligence process, which Mayne Pharma and its advisers have conducted with a limited number of interested parties, to determine whether a change of control would provide superior value to shareholders than remaining independent.

"In choosing the parties to invite into this process we were mindful that the paramount objective was to preserve the value of Mayne Pharma's intellectual property and its competitive position, while maximising value for shareholders.

"The conclusion of this process was the recommended proposal we have now received from Hospira, which was the highest price offered and we believe represents excellent value for the company."

Hospira is a specialty pharmaceutical and medication delivery company, one of the largest manufacturers of hospital products in the United States, with annual sales of approximately US$2.6 billion.

Mr Begley said: "The Mayne Pharma acquisition will more than double Hospira's international presence and significantly accelerates the expansion of our generic injectables business.

"We look forward to welcoming our Mayne Pharma colleagues to Hospira and fully expect their talents and skill sets to contribute to our future success."

Transaction details

The scheme of arrangement is subject to Mayne Pharma shareholder and court approval as well as review by the Australian Securities and Investment Commission (ASIC). A Mayne Pharma shareholder meeting will be held, at which a majority of those voting, representing no less than 75 per cent of the votes cast, must vote in favour of the scheme for it to be approved by shareholders. Once this approval is obtained, and a court hearing ratifies this approval, the scheme will be binding on all Mayne Pharma shareholders.

Scheme implementation and timing

The scheme implementation agreement provides for the implementation of the proposed transaction through a Mayne Pharma scheme of arrangement. Key conditions are summarised in the attachment to this announcement.

Scheme documents, including an explanatory memorandum with full details of the proposed transaction, the independent expert's report and the reasons for the directors' unanimous recommendation, are expected to be sent to Mayne Pharma shareholders in late October 2006. The shareholder meeting to vote on the scheme is expected to be held in early December 2006. Assuming all necessary approvals are received the transaction is expected to be completed by the end of the year.

Advisers

Merrill Lynch is acting as financial adviser to Mayne Pharma and Clayton Utz is acting as legal adviser. Morgan Stanley is acting as financial adviser to Hospira and Baker and McKenzie is acting as its legal adviser.

Shareholder information

A shareholder information line will be established when the scheme documents are sent to shareholders. The number is 1800 600 400.

Scheme documents will also be made available at the website www.maynepharma.com.

For further information, contact:

Mayne Pharma

Media
Sue Cato
Cato Counsel
+61 419 282 319

Matt Horan
Cato Counsel
+61 403 934 958

Financial Community
Andrew Rowe
+44 20 7420 8426
+44 7920 598 353 (mobile)

Hospira

U.S. Media
Stacey Eisen
(224) 212-2276

Australian Media
Tony Rasman
Fleishman Hillard Australia
+61 418 208 770

Financial Community
Lynn McHugh
(224) 212-2363

About Mayne Pharma

Mayne Pharma Limited is a specialist pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world.
The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than A$800 million in the financial year ended June 2006 and is listed on the Australian Stock Exchange under the code MYP. For more information about Mayne Pharma, visit www.maynepharma.com.

About Hospira

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™ by developing, manufacturing and marketing products that help improve the productivity, safety and efficacy of patient care. With 70 years of service to the hospital industry, Hospira's portfolio includes one of the industry's broadest lines of generic acute-care injectables, which help address the high cost of proprietary pharmaceuticals; integrated solutions for medication management and infusion therapy; and the leading U.S. injectable contract manufacturing business. Headquartered north of Chicago in Lake Forest, Ill., Hospira has approximately 13,000 employees and 14 manufacturing facilities worldwide. Hospira's news releases and other information can be found at www.hospira.com.
Hospira is listed on the New York Stock Exchange under the code HSP.

ATTACHMENT – KEY TERMS OF THE SCHEME IMPLEMENTATION AGREEMENT

Mayne Pharma and Hospira have entered into a scheme implementation agreement dated September 20, 2006 to provide a framework for proposing and implementing the scheme of arrangement. If the scheme is approved by Mayne Pharma's shareholders and the court and if the other conditions summarised below are satisfied or waived (as applicable), Hospira will pay A$4.10 in cash for each share.

The scheme implementation agreement sets out the obligations of Mayne Pharma and Hospira in relation to the schemes. A copy of the scheme implementation agreement will be contained in the explanatory booklet to be provided to Mayne Pharma shareholders prior to the scheme meeting. A summary of the key terms of the merger implementation agreement is set out below.

Conditions Precedent

(a) FIRB approval is received, or ceases to be required, in relation to the proposed acquisition by Hospira of the Mayne Pharma shares;

(b) Mayne Pharma shareholders approve the scheme by the majorities required under the Corporations Act;

(c) No Mayne Pharma Material Adverse Change (as defined) occurs;

(d) No Mayne Pharma Prescribed Occurrence (as defined) occurs or becomes known to Hospira following execution of the scheme implementation agreement;

(e) The Mayne Pharma Warranties and Hospira Warranties (as defined) are true and correct in all material respects;

(f) Court approval of the scheme.

(g) The waiting period (and any extension) applicable to the scheme under the US Hart-Scot-Rodino Anti-Trust Improvement Act of 1976 (being the act relating to the US government's anti-trust review of a merger or acquisition) has been terminated or has expired;

(h) No judicial proceedings by any Government Authority, seeking to enjoin, restrain or prohibit or impose conditions on the scheme;

(i) No orders, decrees or rulings by any Government Authority prohibiting or imposing conditions on the scheme; and

(j) Mayne Pharma has confirmed to Hospira that it has amended any contract to which it is party which would require Hospira or any of its related bodies corporate or their respective officers or employees to act in a manner inconsistent with certain US trade laws, or taken all steps within its power to terminate any such contract.

No Solicitation

Until the earlier of the date on which the scheme is implemented and the date on which the scheme implementation agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira solicit or invite any competing proposal or initiate discussions with any third party which may reasonably be expected to lead to a competing proposal.

No Talk and No Due Diligence

Until the earlier of the date on which the scheme is implemented and the date on which the scheme implementation agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira:

(i) participate in any negotiations in relation to a competing proposal or which may reasonably be expected to lead to a competing proposal; or

(ii) provide any information to a third party for the purposes of enabling that party to make a competing proposal,

unless:

(iii) the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that, where there is a competing proposal, the competing proposal is a Superior Proposal or, where there is not yet a competing proposal, the steps which the Mayne Pharma Board proposes to take may reasonably be expected to lead to a competing proposal which is a Superior Proposal; and

(iv) the third party has entered into a confidentiality agreement with Mayne Pharma on terms which are no less favourable to Mayne Pharma than the confidentiality agreement signed between Hospira and Mayne Pharma.

A "Superior Proposal" is a competing proposal which:

(i) in the determination of the Mayne Pharma Board acting in good faith is reasonably capable of being completed, taking into account both the nature of the competing proposal and the person or persons making it; and

(ii) in the determination of the Mayne Pharma Board acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties would, if completed substantially in accordance with its terms, result in a transaction more favourable to the Mayne Pharma shareholders than the proposed transaction with Hospira.

Other Exclusivity Arrangements

Until the earlier of the date on which the scheme is implemented and the date on which the scheme implementation agreement is terminated, Mayne Pharma must not, and must ensure that its representatives do not, except with the prior written consent of Hospira enter into any deed, arrangement or understanding in relation to a competing proposal requiring Mayne Pharma to abandon, or otherwise fail to proceed with, the proposed transaction with Hospira unless the Mayne Pharma Board, acting in good faith and in order to satisfy what the Mayne Pharma Board considers to be its fiduciary or statutory duties, determines that the competing proposal is a Superior Proposal.

If Mayne Pharma receives a competing proposal which is a Superior Proposal, it must not accept that competing proposal or recommend that proposal to its shareholders until the expiry of three days after it has informed Hospira of the full terms of the competing proposal and the identity of the competing bidder and given Hospira the opportunity to match the competing proposal.

Break Fee

Mayne Pharma must pay Hospira a break fee (calculated as described below) without withholding or set off, in the following circumstances:

(i) if a competing proposal is announced and consummated at any time before the first anniversary of the scheme implementation agreement;

(ii) unless the amount payable for each Mayne Pharma share under the scheme (being A$4.10 per share) is below the assessed valuation range of Mayne Pharma shares set out in the independent expert's report or the independent expert concludes that the scheme is not in the best interests of Mayne Pharma shareholders if any two directors of Mayne Pharma change their recommendation of the scheme or recommend, support or endorse a competing proposal or if the chairman of Mayne Pharma does any of those things; or

(iii) Mayne Pharma is in material breach of the scheme implementation agreement and, in relation to certain breaches, the circumstance giving rise to the breach have not been remedied within the requisite period, and Mayne Pharma has not terminated the agreement in the circumstances referred to in paragraphs (b)(ii), (iii) or (iv) under Termination below.

The break fee is not payable to the extent that a court or the Takeovers Panel determines that any part of the Break Fee constitutes a breach of the fiduciary or statutory duties of the Mayne Pharma Board or unacceptable circumstances, or would, if paid, be unlawful for any reason.

The break fee is an amount equal to 1% of the aggregate value of Mayne Pharma, determined by multiplying A$4.10 by the total number of Mayne Pharma shares on issue.

Termination

Hospira may terminate the scheme implementation agreement at any time prior to 8:00 am on the day on which the court is to approve the scheme if:

(i) any of the conditions precedents are.not met;

(ii) Mayne Pharma is in breach of certain provisions of the scheme implementation agreement and, in relation to certain breaches, the circumstance giving rise to the breach have not been remedied within the requisite period;

(iii) there is a breach of any of the Mayne Pharma Warranties; or

(iv) the Mayne Pharma Board changes its recommendation in relation to the scheme for any reason.

Mayne Pharma may terminate the scheme implementation agreement at any time before 8:00 am on the day on which the court is to approve the scheme if:

(i) any of the conditions precedents are not met;

(ii) Hospira or its guarantor (Hospira, Inc.) is in material breach of certain provisions of the agreement and the circumstance giving rise to the breach have not been remedied within the requisite period;

(iii) an Insolvency Event (as defined) occurs in relation to Hospira or its guarantor;

(iv) there is a breach of any of the Hospira Warranties; or

(v) the Mayne Pharma Board recommends any Superior Proposal to its shareholders.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 09:05:57

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation: Proposed Acquisition by Hospira Inc.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

mayne

Mayne Pharma Limited

Proposed acquisition by Hospira Inc.

21 September 2006

Overview

- Excellent deal for shareholders
  - $4.10 per Mayne Pharma share
- Mayne Pharma has grown rapidly and is successfully implementing a new strategy
- Deal will create a major player in injectable drugs with broad product range and global presence
- Allows Mayne Pharma to fulfil its full growth potential
  - especially in US market
- Delivers new opportunities for employees

The transaction

- Scheme Implementation Agreement with Hospira
- Haddock to acquire all of the shares in Mayne Pharma for a cash price of $4.10 per share, via a Scheme of Arrangement.
  - values Mayne Pharma at $2.6 billion,
  - 37% premium to Mayne Pharma's volume weighted average price of Mayne Pharma's shares sold on the ASX in the 5 trading days to Monday;
  - 50% premium to the volume weighted average price of Mayne Pharma's shares sold on the ASX since the demerger; and
  - 53% premium to Mayne Pharma's share price immediately following its demerger
- The Scheme is subject to shareholder and court approvals and there being no superior offer
- Independent expert's report from Grant Samuel & Associates

Background

mayne

- Certain expressions of interest received before and since the demerger
- Recently, we received an unsolicited, incomplete and conditional proposal from a third party that the Board felt needed to be tested further.
- This led to a due diligence process,
  - a limited number of interested parties
  - to determine whether a change of control would provide superior value to shareholders than remaining independent
- The recommended proposal we have now received from Hospira,
  - the highest price offered; and
  - we believe represents excellent value for the shareholders

Valuation relative to share price performance since demerger



Price (A$)
3.20
3.10
3.00
2.90
2.80
2.70
2.60
2.50
2.40
2.30
2.20
Nov-05
Dec-05
Feb-06
Mar-06
Apr-06
May-06
Jul-06
Aug-06
Sep-06

	Performance Since	
	Demerger	1-Jan-06
Mayne Pharma	15.7%	22.0%
S&P/ASX 200	8.3%	6.2%
Generics Index[1]	(6.7%)	(7.1%)

Source: FactSet as of 19th September 2006

(1) Generics index includes Abraxis, Andrx, Barr, Dr. Reddy's, Egis, Gedeon Richter, Hikma, Hospira, Krka, Mylan, Par, Ranbaxy, Stada, Taro, Teva, Watson, and Zentiva

Valuation vs precedent transactions (LTM EBITDA)


Average: 12.5x
1998-2001
Average: 7.2x
2002
Average 9.9x
2003
Average 10.5x
2004
Average: 14.0x
2005
Average: 14.2x
2006 YTD
Transaction Value/LTM EBITDA Multiple
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
May-98
Apr-99
Mar-00
Feb-01
Jan-02
Dec-02
Nov-03
Oct-04
Sep-05
Sep-06
Hospira (17.9x)(2)
1
4
6
8
13
14
16
17
20
22
24
26
29
30
31
32
33
35
36
37
38
39
40
41
42
43

1. Cox/Alpharma
2. Pharmachemie (OPG)/Teva
3. Schwarz Pharma (generics)/Alpharma
4. Copley Pharma Generics/Teva
5. Novopharm/Teva
6. Lachema/Pliva
7. BASF Generics Businesses/Novartis
8. Laboratorio Chile/IVAX
9. AWD/Pliva
10. Bayer Classics (France)/Teva
11. Sidmak Labs/Pliva
12. Polfa Grodzisk/Gedeon Richter
13. Lek/Novartis
14. Zdravlje//Pharmaco
15. Terapia/Advent International
16. Slovakofarma/Warburg Pincus
17. Sicor/Teva
18. RPG Aventis/Ranbaxy
19. Betapharm/3i
20. Polfa Kutno/IVAX
21. Sabex/Novartis
22. Pfizer (Dorom)/Teva
23. Pfizer (NM Pharm)/Merck KGaA
24. Agis Industries/Perrigo
25. Nizhpharm/Stada
26. Eon Labs/Novartis
27. Hexal/Novartis
28. Ciclum Farma/Stada
29. Amide/Actavis.
30. Docpharma/Matrix Labs
31. Ivax/Teva
32. Sicomed/Zentiva
33. Alpharma Generics/Actavis
34. Avecia Pharmaceuticals / Nicholas Piramal
35. Betapharma/Dr. Reddys
36. Andrx/Watson Pharma
37. Sindan/Actavis
38. Zentiva/Sanofi-Aventis
39. Terapia/Ranbaxy
40. Hemofarm/Stada
41. Rosemont/Close Brothers
42. Matrix/Mylan
43. Pliva/Barr[1]

Note: Multiples shown as available
(1) FY+1 multiple due to distortion of LTM numbers
(2) Based on FY06 proforma EBITDA adjusted for capitalised R&D to allow comparison with precedent transactions

Demerger unlocks value
(market cap, A$bn)



5.0
4.0
3.0
2.0
1.0
0.0
Day prior to demerger announc't 3 May 2005
First day of separate trading 21 Nov 2005
18 Sep 2006
Offer price
Mayne Group
Symbion
Mayne Pharma

Anticipated timetable

• 21 September	Announcement
• Late October	Scheme book, independent expert report sent to shareholders
• 21 November	AGM
• Early December	Shareholder meeting
• Before year end	Completion

Recommendation

mayne

- The Mayne Pharma Board has unanimously endorsed the proposal and will be recommending shareholders vote in favour of the Scheme, subject to
  - the company receiving no superior offer; and
  - the independent expert concluding that the Scheme is in the best interest of Mayne Pharma shareholders
- Subject to those same qualifications, Mayne Pharma's directors unanimously intend to vote all of their shares in favour of the Scheme

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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/09/2006

TIME: 14:08:22

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report

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mayne

Helping patients and doctors in their battle against cancer

Mayne Pharma Limited
Annual Report 2006



Our definition of oncology. For Mayne Pharma, the oncology market includes any pharmaceutical product prescribed by doctors in their fight against cancer and support for those suffering from it.



Anti-cancer Agents
Adjuvant Therapies
Hormone Therapies
Oncologist
Antibiotics
Pain Management
Current portfolio of products
Areas of expansion

Fig. 1 Mayne Pharma's customer-focused definition of oncology

Contents

is to be a global leader in pharmaceutical products prescribed by oncologists for their patients.

Mayne Pharma is an emerging specialty pharmaceutical company focused on the oncology customer.

Our goal is to be the preferred supplier of medicines to oncology customers by providing a comprehensive range of pharmaceutical products and services used in their practice.

Our strategy is based on three integral pillars

Pillar 1 – Building on our strengths; focusing on oncology; improving our operational effectiveness

Pillar 2 – Building our specialty oncology business through in-licensing and acquisition

Pillar 3 – Securing a strong pipeline of specialty oncology products



Pillar 1 – Building on our strengths; focusing on oncology; improving our operational effectiveness

Seventy-four percent of our product sales in 2006 came from pharmaceuticals on the oncologists' prescription pad. We are leveraging this strength, focusing the business and driving efficiencies across the organisation.


45.2%
(2006)
43.7%
(2005)

Fig.2 Pro forma gross margin

Our core strengths in oncology have been cultivated for more than 20 years through the development, manufacture and commercialisation of injectable generic chemotherapy pharmaceuticals and related therapeutics prescribed by oncologists in their day-to-day practice.

Today, our products are helping to extend or improve the quality of life for cancer patients in more than 65 countries and we are the market leading provider of these drugs in several markets[1].

Our global approach to managing our business has created focus, developed global priorities, aligned resources and is driving operational effectiveness in a number of areas.

We have focused our generic product development on those opportunities that will drive the greatest value and are investing in intellectual property strategies that have significant potential.

We are simplifying the way we do business, concentrating on the operational drivers that matter, developing centres of excellence and removing redundancy in our processes and procedures without lowering our quality and compliance standards.

[1] IMS Midas MAT June 2006.


15.1%
1.4%
83.5%

Fig.3 Sales contribution by product type

- Proprietary products
- Branded generic
- Commodity generic



Pillar 2 – Building our specialty oncology business through in-licensing and acquisition

Mayne Pharma is extending its specialist oncology capability by increasing the number of proprietary and generic oncology and oncology-related medicines that we market, so that we better service our oncology customers.



Mayne Pharma is doing this through in-licensing and acquiring generic and proprietary oncology medicines that are either commercialised or nearing commercialisation. The profits and cash flows from these products will be used to support the growth in our specialty sales and distribution infrastructure and clinical development capabilities.

Oncology is an attractive niche because we have a deep heritage in this area and the physician audience is relatively small, and can be reached cost-effectively by Mayne Pharma in comparison to other therapeutic areas.

Our strong financial position enables Mayne Pharma to pursue business development opportunities with a broad value range.

We are targeting indications of high unmet need to maximise our chances of marketing products that significantly improve patient outcomes.

Our Pillar 2 activities are supporting and helping to fund the infrastructure we need to become a global leader in oncology and oncology-related pharmaceuticals.

Pillar 3 – Securing a strong pipeline of specialty oncology products

Mayne Pharma is increasing its investment in developing novel pharmaceutical formulations that can be patented. These value-added formulations may: improve the efficacy of existing pharmaceuticals, reduce side effects, target new indications, and/or improve their utility for the patient, the doctor or both.

Fig.4 Product development expenditure


$51m
(2005)
$57m
(2006)

We have executive experience, internal skills, proprietary technologies and know-how that are ideally suited to developing improved chemical or biological pharmaceuticals.

Mayne Pharma has already developed proprietary drugs that, in total, generate global revenues of approximately $US200 million annually such as Kadian®, a sustained release morphine product and Doryx®, an anti-infective product.

Our team is being further augmented with high calibre clinical and regulatory resources. We have actively recruited senior pharmaceutical executives with leadership experience in clinical development, manufacturing, commercialisation and marketing of oncology products.

We are also seeking to develop new therapeutic entities through partnership and co-development with third parties, focusing on molecules that are already demonstrating efficacy in clinical development.

We are increasing investment in this area so that our core pipeline of generic oncology products is complemented by proprietary products that have higher margins, lower sales volatility and longer life cycles.

When commercialised, these pharmaceutical products will drive improved performance and returns for Mayne Pharma over the medium to long term.



Our global presence


EMEA
$391m*
Asia Pacific
$194m*

* 2006 pro forma sales revenue

EMEA

Austria ❸
Bahrain ❸
Baltic States ❸
Belarus ❸
Belgium ❷
Botswana ❸
Bulgaria ❸
Cyprus ❸
Czech Republic ❸
Denmark ❷
Egypt ❸
Finland ❷
France ❷
Germany ❶❷
Greece ❸
Iran ❸
Ireland ❷
Italy ❷
Iceland ❸
Jordan ❸
Kazakhstan ❸
Kuwait ❸
Lebanon ❸
Lesotho ❸
Libya ❸
Mauritius ❸
Morocco ❸
Netherlands ❷
Namibia ❸
Norway ❷
Oman ❸
Poland ❸
Portugal ❷
Qatar ❸
Romania ❸
Russia ❸
Saudi Arabia ❸
Slovakia ❸
South Africa ❸
Spain ❷
Sudan ❸
Swaziland ❸
Sweden ❷
Switzerland ❸
Syria ❸
Tunisia ❸
Turkey ❸
Ukraine ❸
UAE ❸
UK ❶❷
Uzbekistan ❸
Yemen ❸

Asia Pacific

Australia ❶❷
China (including Hong Kong) ❷❸
India ❷
Korea ❸
Malaysia ❷
New Zealand ❷
Singapore ❷
Taiwan ❸
The Philippines ❸


Americas
$217m*

Americas
Canada ❷
USA (including Puerto Rico) ❶❷

Key
❶ Manufacturing, R&D
❷ Sales force
❸ Third party distribution

Examples of our 2006 achievements

Employees drive financial results
Mayne Pharma was demerged in 2005 and has developed a new strategy from the bottom up. Cross-functional teams were assigned to develop our new strategies and action plans. Despite the potential distraction this caused, our employees' commitment and professionalism were responsible for driving financial results in 2006 that significantly exceeded expectations.

Mulgrave underpins strong performance
Our primary manufacturing facility at Mulgrave, Australia delivered an exceptional performance in 2006 which underpinned Mayne Pharma's 18% growth in pro forma revenue and 37% growth in pro forma EBIT. The new global manufacturing leadership team implemented new structures and procedures that increased efficiencies while maintaining or enhancing our quality and compliance standards.

Oxaliplatin litigation success in the UK
In May 2006, a decision from the UK High Court cleared the way for Mayne Pharma's formulation of Oxaliplatin to be marketed in the UK once regulatory approval is received. This important decision, which is subject to an appeal by the innovator, illustrates the strength of Mayne Pharma's development and intellectual property capability. Oxaliplatin is one of the largest anti-cancer pharmaceutical products in the world by sales.

Paclitaxel sales increase by 26%
Mayne Pharma's largest product, Paclitaxel, increased sales by 26% in 2006 to $A139 million. This positive outcome was driven by success in tenders across the globe and by our Active Pharmaceutical Ingredient (API) processing facilities in Boulder significantly ramping up production to meet the increased demand.

The first generic version of Irinotecan in Canada
Mayne Pharma was the first company to launch a generic version of Irinotecan in Canada and recently received marketing approval in Italy. These achievements represent the continuation of a multi-year strategy to be a global leader in this product.

Financial highlights[1]

- Sales revenue $A803 million – up 18%
- Gross margin 45.2% – up 150 basis points
- Earnings before interest, tax, depreciation and amortisation $A171 million – up 28%
- Earnings before interest and tax $A119 million – up 37%
- Significant items (before tax) – $A124 million
- Statutory net loss after tax – $A31 million
- Statutory operating cash flow – $A168 million

Fig.5 FY06 revenue by business unit



Products – 82%
Contract manufacturing – 13%
Compounding – 5%
82%
5%
13%



2H06
1H06
2H05
1H05
411,515
391,282
343,118
339,653
0
100,000
200,000
300,000
400,000
500,000
Sales revenue in $A'000

Fig.6 Half on half pro forma sales revenue – 1H05 to 2H06

[1] The financial results presented in the body of the Annual Report for the 2006 and 2005 financial years are pro forma results unless otherwise stated. The pro forma results exclude all significant items and discontinued operations, and include normalisation adjustments to reflect the costs of operating as an independent company, as well as the inclusion of Mayne Pharma's Salisbury operations.

Mayne Pharma believes that the pro forma profit and loss statement provides a more meaningful analysis of the underlying financial performance of Mayne Pharma's business. A reconciliation between the pro forma results of operations and those contained in the concise financial report is provided on page 52.

Fig.7 FY06 revenue by therapeutic class


Anti-cancer agents – 47%
Anti-infective – 10%
Bisphosphonate – 8%
Oncology other – 6%
Pain management – 3%
Non-oncology – 26%
47%
10%
3%
8%
26%
6%


2H06
1H06
2H05
1H05
61,375
57,639
38,992
47,654
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
EBIT $A'000

Fig.8a Half on half pro forma EBIT (earnings before interest and tax) – 1H05 to 2H06


2H06
1H06
2H05
1H05
14.9
14.7
11.4
14.0
0
3
6
9
12
15
EBIT margin %

Fig.8b Half on half pro forma EBIT margin – 1H05 to 2H06



Peter Willcox

Chairman's report

The past year has seen significant progress in the transformation of Mayne Pharma as it re-focuses on providing a full range of generic and specialty pharmaceutical solutions to oncologists around the world. With our internally developed know-how in core generic oncology medicines and our expansion from a strong base in Australia, Mayne Pharma has a valuable international platform from which to further expand our commercial relationships with the global oncology community.

The transformation began in April 2005, when the Mayne Group Board announced it was investigating a potential demerger of Mayne Pharma, which was ultimately recommended in the demerger explanatory memorandum. Shareholders agreed, with 99.76% voting in favour of the demerger in November 2005. I am pleased to advise that between the date contemplation of a demerger was initially announced and when the demerger became effective, Mayne Group's share price increased 68%, creating $A1.5 billion in shareholder value. This value creation has continued post demerger with Mayne Pharma's share price rising 8% in the period to 31 August 2006.

At the time of becoming an independent company, Dr Thierry Soursac was appointed Chief Executive Officer and Managing Director. Dr Soursac is an oncologist and pharmacologist by training, as well as being a seasoned pharmaceutical executive. Following the demerger, a detailed strategic action plan for the Company was announced to the market in May this year. Mayne Pharma's aim is to become a global specialty pharmaceutical company focused on the oncology customer. As part of the strategy developed to achieve that aim, Mayne Pharma has moved many of its corporate functions to London and has recruited a number of highly qualified professionals to its management team, many of them with long experience in the field of oncology. The new management team and their colleagues within the Company, will be key to the implementation of our strategy.

Strong operating performance

Importantly, Mayne Pharma is embarking upon its future course from a position of strength. The financial year ended on a strong note with the business reporting pro forma earnings before interest, taxes and significant items (EBIT) of $A119 million[1], significantly ahead of the guidance provided at the time of the demerger of approximately $A90 million[1] and an increase of 37% over the comparable result in the prior year. This strong financial performance was driven by growth at the top line as well as through realised efficiencies within the business, particularly at our manufacturing sites at Mulgrave, Australia; Boulder, USA; Wasserburg, Germany; and Salisbury, Australia. We believe these gains are sustainable and provide a strong foundation for supporting business growth in the coming years.

Mayne Pharma's statutory net loss in the 2006 financial year was $A31 million. This result was primarily the result of write-downs that were necessary to reposition the Company as well as put it on a sound financial footing so that we have the best opportunity to realise our strategic goals.

[1] Pro forma (for details see page 52).

Investing in Mayne Pharma's future

Pharmaceutical companies require ongoing investment in research and development to maintain revenue and earnings growth over time. Mayne Pharma has invested considerable funds over the last three years in developing a robust pipeline, both through internal development activities and through partnerships with companies in India and Eastern Europe. With Mayne Pharma now being an independent company, it is even more critical that it secures its future by investing today in research and development projects that will deliver value in the years to come.

Mayne Pharma has a deep heritage in Australia, particularly in the Adelaide and Melbourne regions. Key elements of our manufacturing and product development base, as well as over half of our employees and our primary shareholder base, remain Australian. Increasingly, however, as the Company grows outside the Asia Pacific region both organically and by acquisition, the focus of the Company's sales and marketing operations will continue to move to the Northern Hemisphere.

As previously announced in February 2006, the possibility of a listing on the London Stock Exchange, as well as the Australian Stock Exchange is being examined and associated costs have been incurred. The Board sees significant benefits in such a listing. However, a decision to proceed has not been made.

Looking forward

In its first year as an independent company, Mayne Pharma has made a number of significant achievements. As a separate company, we have defined our strategy and developed a detailed action plan to realise our ambitions. We have been able to secure highly qualified executives to complement the existing leadership. We have launched new products and rolled out existing products into new markets, delivering a robust underlying financial performance for the business. We have also continued to invest in developing generic and innovative product formulations that hold significant future promise. So, with the new strategy already beginning to deliver tangible results, your Board looks forward to the coming year with confidence.

Peter Willcox

Peter Willcox
Chairman



Dr Thierry Soursac

CEO's report

Defining Mayne Pharma's strategic orientation
At the time of Mayne Pharma's demerger in November 2005, the Board of Directors endorsed a new strategic orientation to reposition the business as a global specialty pharmaceutical company focused on providing a comprehensive range of products that are used by oncologists around the world in their fight against cancer. We are well on the way. This new focus builds upon Mayne Pharma's existing strengths in the development, manufacture and commercialisation of core anti-cancer medicines used in practice today with novel, proprietary formulations that will form the basis of treatments in years to come.

While oncology is a highly specialised field, there are several market dynamics that make it highly attractive for Mayne Pharma to focus on. The ageing population and the increasing incidence of cancer means that it is one of the largest therapeutic areas by sales, as well as one of the fastest growing. And while there are many oncology products on the market today, there are still a number of areas of high unmet need where current treatment regimes can be improved. Many tumours continue to be resistant to existing therapies, so the need to find new treatment protocols to fight this terrible disease continues to grow. And finally, because oncology products help extend lives or improve the quality of life, in some countries such as the United States, regulations allow products to be fast tracked through the approval process so oncology drugs can deliver benefits to patients promptly.

Our heritage as a global provider of injectable generic medicines, 74% of our products by sales being used by the oncologist, means that Mayne Pharma is well suited to be able to work efficiently and effectively with the global oncology community to meet doctors' and patients' needs.

In this, the first year of our transformation, I would like to take you through the progress made on implementing our strategy and, importantly, review the Company's financial results for the 2006 financial year. The results once again demonstrate the strength of our existing injectable generic business – the foundation upon which we will build a prosperous specialty pharmaceutical company focused on the oncology customer.

Robust financial performance
The 2006 financial year was a strong one for Mayne Pharma. Despite the possible distractions involved whilst demerging the Company from Mayne Group, establishing a new strategic plan and appointing a new executive leadership team in London, I am very pleased to report that Mayne Pharma delivered results ahead of the market's and our own expectations.

This is a testament to the commitment and capability of our employees globally – our single most valuable resource.

Pro forma sales revenue increased 18% to $A803 million, driven by a number of factors. Paclitaxel, our largest product by sales and a core chemotherapy agent used by oncologists, delivered an exceptional performance. This was supported by the launches of Irinotecan in Canada, Mitoxantrone and Hydromorphone in the United States and Vinorelbine in Europe. These launches, together with strong individual results from specific products in various markets and our enhanced manufacturing and supply chain performance, were important factors that drove top line growth during the year.

Pro forma EBIT increased 37% to $A119 million. In addition to the factors driving top line revenue growth, operating profits were supported by significantly improved efficiencies at our manufacturing facilities in Mulgrave, Salisbury, Wasserburg and Boulder. These benefits were realised by the new manufacturing leadership team appointed late in the 2005 financial year and who

have significantly restructured our manufacturing and supply chain processes whilst maintaining or enhancing control over the quality of our products. Pleasingly, I expect these efficiencies will be sustained in future years and there are more to come.

Whilst reporting a statutory net loss after significant items of $A31 million was disappointing and influenced by the recognition of $A115 million in significant items (after tax), this was necessary and places us in a better position to meet our short and long-term objectives.

Strategy and action plan
Mayne Pharma's strategy is based on three pillars that will re-focus and strengthen our core business while at the same time build up our specialty oncology product portfolio with proprietary products that complement our growing generic product range and drive higher returns for the Company. Importantly, we have already successfully implemented this business structure in Australia, so we will leverage the know-how and expertise that already exists within the business as we develop our capability in the Northern Hemisphere.

Pillar 1 – Building on our strengths; focusing on oncology; improving our operational effectiveness
We are driving efficiencies through the business by improving our operational effectiveness, removing areas of redundancy and complexity, and ensuring that further investments in the business are aligned with our vision. In research and development, we are concentrating our development expenditure on core oncology products and increasing investment in our intellectual property litigation capabilities so that we maximise our chances of being first to market. I am pleased to advise that our first success on this front came on 22 May 2006, when the UK High Court ruled in our favour (subject to appeal) with respect to our formulation of Oxaliplatin, clearing the way for Mayne Pharma to launch in the UK once marketing approval is obtained. Our activities in Pillar 1 will also build on the improvements realised in manufacturing by establishing centres of excellence and simplifying the supply chain so that as we continue to grow, we have a robust and flexible structure and process that focuses on those products that drive the greatest value for the business. We have made good progress in Pillar 1 and are on track to realise benefits of around $A10 million in financial year 2007, a portion of which will be re-invested back into the business to drive further growth.

Pillar 2 – Establish our specialty oncology business
Mayne Pharma is rapidly establishing its specialty oncology franchise through in-licensing and acquiring products that are either already commercialised or nearing commercialisation. We have made significant progress in this area since announcing the strategy in May, appointing a new global head of business development and a head of clinical development. Both will be instrumental in rapidly developing our proprietary oncology business. In June 2006, we announced the acquisition of the North American rights to Nipent® (Pentostatin); a product approved for treating hairy cell leukaemia. This deal completed after year end. We also entered into an exclusive agreement to market and distribute Evoltra® (Clofarabine), a product used to treat certain haemotological malignancies, in Australia and New Zealand. We are investigating and progressing discussions for a number of proprietary oncology products, as well as complementing our oncology-focused generic business. So I look forward to updating you with additional business development announcements in the coming year.

CEO's report
continued

Pillar 3 – Securing a strong pipeline of specialty oncology products

We are well progressed in establishing Mayne Pharma's own specialty oncology pipeline through internal development and working with partners to cement ongoing profitable growth over the long term. It's not widely recognised that Mayne Pharma already has an established track record in developing and applying novel technologies that enhance pharmaceutical effectiveness or delivery. Both Kadian®, a pain management product and Doryx®, an anti-infective product, generate sales of approximately $US100 million annually and use proprietary formulations developed at our Salisbury site in South Australia. We will leverage this expertise and finance the increased investment in our process and clinical development activities by directing resources away from non-core projects and re-investing a portion of the operational effectiveness savings in the development and co-development of improved chemical/biological entities, as well as novel formulations. These projects are long-term in nature but will be crucial to enhancing returns and will differentiate Mayne Pharma in the market.

All of these strategic elements have now been translated into precise and itemised actions, assigned in accountable ways across the Mayne Pharma team, so that each element will be implemented and deliver the expected benefit. The rollout of these actions began in July 2006.

Driving high performance

I am pleased with the strong start in our first year as an independent company. Mayne Pharma's leadership is committed to building on this momentum in the 2007 financial year. The historical investment in the pipeline is driving growth in our injectable generic business and gives us the confidence to invest in proprietary products that will build a protected revenue and earnings stream in the medium to long term.

The new strategy focuses Mayne Pharma on its strengths, drives higher performance and is expected to deliver attractive returns for shareholders over time. In addition to this, if we are successful, our strategy will also deliver better service to oncologists and improved outcomes for cancer patients around the world – something our entire organisation takes great pride in.

Dr Thierry Soursac
Chief Executive Officer and Managing Director



Review of operations

Commercial operations – driving growth internationally

Product and business acquisitions during the 2004 and 2005 financial years, as well as new product launches in 2006, have contributed to Mayne Pharma consolidating its position and driving higher performance from its operations in many markets. Pro forma sales revenues increased 18% to $A803 million and pro forma earnings before interest and tax (EBIT) increased 37% to $A119 million.

In particular, the results were driven by strong individual performances for key products, supported by broader sales improvements across a number of products in each region.

Our vertical integration in the core anti-cancer molecule, Paclitaxel, continued to deliver impressive results, with global sales increasing 26% on the back of increased volumes and higher market share in many markets.

We continued to roll out Irinotecan around the world, and while the largest markets in the United States and Europe are yet to lose patent protection, our global distribution platform has already enabled us to generate attractive returns from this product.

Mayne Pharma also recorded its first sales of Oxaliplatin late in the financial year. Sold under the brand name Eloxatin® by its innovator Sanofi-Aventis, it is one of the largest anti-cancer products by sales in the world. These initial orders came from oncology customers in Eastern Europe. Together with favourable European court rulings relating to our formulation, this means we are well placed to add this lower cost, equally effective alternative to Eloxatin® to our portfolio in Europe in the coming years.


Asia Pacific 24%
EMEA 49%
North America 27%

Fig.9 Revenue contribution by region

Continued expansion in EMEA
Our largest region by sales in the world is Europe, the Middle East and Africa (EMEA), representing 49% of pro forma sales in the 2006 financial year. We have established our own offices in 15 countries and have distributor relationships in a further 33 countries, primarily servicing the smaller Central and Eastern European, Middle East and African markets.

Our EMEA business increased pro forma revenues by 19% during the year. Market share growth for Paclitaxel across several markets, the continued rollout of Irinotecan (which is now sold in 12 countries) and the new launch of Vinorelbine (marketed in three countries) all contributed to this positive result and more than offset increased competition for Pamidronate and Carboplatin in many markets.

Mayne Pharma also continued to expand its compounding activities in the United Kingdom following the acquisition of Intra-Tech in June 2005. Revenues from the UK compounding business were $A42 million in 2006.

Important developments expected for 2007 include:

- the expected approval of Oxaliplatin across Europe through the mutual recognition procedure in the first half;
- the launch of Irinotecan in Italy; and
- the rollout of several smaller products across the region.

North America exceeded expectation
Mayne Pharma's North American business significantly exceeded expectations in the 2006 financial year. Total pro forma revenues increased 12% to $A217 million, resulting from several product launches late in the period.

In the United States, we successfully launched Mitoxantrone in April 2006. We secured orders from key customers and began shipping the product on the first day following expiry of the patent. Mayne Pharma also successfully re-launched Hydromorphone, with almost all available stocks of product being sold within the first few days of it being back on the market. We also appointed Jim Hageman, a pharmaceutical veteran with experience in generic and proprietary pharmaceuticals, to lead our US business and drive Mayne Pharma's performance in the largest pharmaceutical market in the world.

Sales of Doryx® to our US partner, Warner Chilcott, continued to perform well, while supply difficulties at our third party contract manufacturers for our injectable multivitamin products did not allow us to realise their full sales potential in 2006.



Our Canadian business rounded out an exceptional year that included the first to market launch of Irinotecan in February 2006. The robust performance was also supported by strong performances from a broad range of products in our core oncology portfolio including Methotrexate, Pamidronate, Vinorelbine and Octreotide. These strong operational results, together with the strengthening Canadian currency, resulted in revenues increasing 53% and EBIT more than doubling over the prior year.

Steady expansion in Asia Pacific

Mayne Pharma's Asia Pacific commercial operation continued its long history of annual growth in revenues and profits in 2006. Strong results were recorded across the portfolio, with pro forma sales up 22% on the prior year to $A194 million.

We have offices in six countries in the region and sell our products through distribution arrangements in a further three.

In Australia, sales of Paclitaxel (branded Anzatax®), Irinotecan, and Pamidronate (branded Pamisol®) all exceeded expectation. The investments in our Mulgrave plant delivered higher and more flexible supply, allowing us to better meet customer demand for products in key markets across the Asia Pacific region.

The Australian business also actively maintained its in-licensing strategy, including the addition of the the latest Eligard® prostate cancer treatment. The treatment slows or stops the growth of cancer cells by suppressing testosterone production, which means men with prostate cancer will need fewer injections (only two per year), the longest period between treatments available in the market. Mayne Pharma also acquired the exclusive rights to market Evoltra® (Clofarabine), an innovative therapy for treating certain haematological malignancies. This business development activity, together with internal development, is expected to result in the launch of 12 new products late in the 2007 financial year, further enhancing our range of acute care medicines in the region.


North America
12%
Asia Pacific
22%
EMEA
19%
0
5
10
15
20
25

Fig.10 Regional pro forma sales growth

New global structure and approach

The implementation of a new global structure has been an important element of our new strategy and focus. Now, responsibility for all important decision-making and operational activities flows up to our Global Executive Committee.

We re-organised the commercial organisation, manufacturing and supply chain under a Chief Operating Officer and, subsequent to year end, focused this team around our three business segments: product sales, compounding and contract manufacturing, to develop a seamless cost-effective approach from sourcing raw materials to delivering product to the customer.

The leadership team has been augmented with several new recruits with deep pharmaceutical and commercial experience; experience that will be critical in guiding the Company through its transformation and in the realisation of its strategy. The team is primarily based in London, closer to the largest pharmaceutical markets and the greatest opportunities for growth.

In addition to these changes, we are reviewing all aspects of how we do business through our Operational Effectiveness Program. We have appointed a new head of global operational effectiveness responsible for driving this project and achieving the desired benefits in efficiency and effectiveness across the organisation. As Mayne Pharma makes the transition to a global specialty pharmaceutical company focused on oncology, we will be re-investing a significant portion of these savings to ensure we have the appropriate infrastructure, people and processes to drive higher performance in the future.


Oncology
13%
Non-oncology
11%
Manufacturing Services
44%
0
10
20
30
40
50

Fig.11 Sales growth by revenue type

Manufacturing and supply driving operating efficiencies

Mayne Pharma's strong financial results in its 2006 financial year were underpinned by a significant improvement in the performance of its manufacturing facilities. This improvement translated into financial gains realised through increased operating efficiencies in the plants, as well as an increased ability to supply products to our customers in full and on time.

The turnaround was driven by a new manufacturing leadership team appointed late in the 2005 financial year that identified the need to undertake focused investment at our primary manufacturing facility in Mulgrave, Australia. Enhancements were made to the production equipment and key support systems and significant emphasis was placed on ensuring the culture of the workforce reflected Mayne Pharma's continuing and absolute commitment to the quality of its products, as well as to being globally competitive.

The investments made in the assets, employees and processes at the plant have resulted in a dramatic improvement in the site's performance. Prior to the shutdown, deliveries in full and on time (DIFOT) to Mayne Pharma's commercial operations had slipped to below 40% (on average), resulting in orders being either delayed or lost. Over the last six months, DIFOT has increased to an average of 75%, with plans to lift that performance even further, allowing Mayne Pharma to avoid significant stock-outs of key products, as well as improve the practical capacity of the site.

In addition to driving operational improvements at the existing site, the Mulgrave team also successfully commissioned Building 9, a new high speed cytotoxic filling line, on time and within its original budget. This $A50 million project will over time increase Mayne Pharma's capacity to manufacture core cytotoxic medicines by 30%, improve conversion efficiencies and, through the use of the latest technology and processes robustly help us meet current and future quality and compliance standards.

Mayne Pharma's Active Pharmaceutical Ingredient (API) processing facilities at Boulder also recorded a significantly improved performance. This was largely due to a significant increase in the output of finished Paclitaxel API to well over 100kg, making it one of the largest producers of Paclitaxel API in the world. During the year, Mayne Pharma also applied for its higher-yielding semi-synthetic Paclitaxel formulation to be approved in the United States and Europe, which will improve yields in the conversion process even further. To take advantage of opportunities in the market, Mayne Pharma's Board recently approved a capacity expansion to the Boulder plant to meet growing Paclitaxel demand, as well as to build a kilo lab facility that will enable Mayne Pharma to vertically integrate into APIs for other key oncology medicines. In addition to the significant financial benefits that result from this vertical integration, it will also increase Mayne Pharma's control and surety of supply for key molecules. Boulder's API expansion ambitions already made progress in 2006, with the lodgement with the United States Food and Drug Administration of another Drug Master File for an important oncology-related product.





The Salisbury, South Australia finished dose facility reported results that exceeded plan through tight management control of operating expenses, as well as higher overhead recoveries from the production of medicines such as the dermatology product Doryx®. Under its new strategy, Mayne Pharma is investigating the opportunity to leverage Salisbury's advanced manufacturing capabilities to supply oral oncology and oncology-related medicines.

The team and assets at Mayne Pharma's non-cytotoxic injectable pharmaceutical manufacturing facility in Wasserburg, Germany are specialised in lyophilization (freeze drying). This valuable process extends the shelf life of many products and reduces handling risk with toxic substances. In the 2006 financial year, Wasserburg significantly exceeded its financial targets, driven by a 17% increase in the number of batches produced versus plan. The technology transfer of a number of Mayne Pharma's products into the site is progressing well, with regulatory approvals for two additional products to be produced at Wasserburg expected in the 2007 financial year.

Mayne Pharma's Aguadilla, Puerto Rico manufacturing facility was inoperative throughout the 2006 financial year as it underwent a complete refurbishment. The site has been designed to produce non-cytotoxic injectable products. Having regard to its oncology-focused strategy and the higher capacity of Mulgrave following its operational efficiency gains, Mayne Pharma is actively pursuing a number of options for the Aguadilla site, ranging from the restart of certain operations to divestment.



In addition to its research and development alliances with companies located in India, Mayne Pharma entered into a joint venture with Zydus-Cadila to construct and operate a low cost, high quality injectable cytotoxic facility in Ahmedabad, India, that will have both finished product and API processing capabilities. The project, which will significantly increase Mayne Pharma's cytotoxic manufacturing capacity and reduce reliance on Mulgrave, will also assist with the early development and supply of products at patent expiry to key markets. The site is on track to begin manufacturing stability batches of products in 2007, with the first commercial sales of products expected in fiscal year 2008.

Overall Mayne Pharma's manufacturing team delivered a significantly improved performance in financial year 2006. This, in turn, was integral to Mayne Pharma realising substantial growth in revenues and profits. The investments being made in our core manufacturing assets are delivering sustainable operational improvements today. Further improvements in operational effectiveness at our manufacturing facilities and within the supply chain through site specialisation, reducing complexity and increasing flexibility are expected to drive further benefits well into the future.



42%
(Dec 2004)
89%
(June 2006)

Fig.12 Monthly delivery in full on time-improvements already made at the Mulgrave facility

Review of operations

Investing in Mayne Pharma's future

Mayne Pharma is investing in product development and business development activities today so that it secures its competitive positioning and financial performance in the future.

Product development

In 2006, Mayne Pharma re-aligned its product development processes with the oncology customer-focused strategy. These changes seek to maximise Mayne Pharma's returns through the identification, development and registration of medicines across the markets in which the Company operates. Notably, Mayne Pharma's core product development strength is in chemotherapy products such as Carboplatin, Oxaliplatin and Paclitaxel, which are widely prescribed by oncologists around the world today. This deep capability in oncology has been gained over the last 30 years and Mayne Pharma now employs more than 120 research and development staff globally.

In the 2006 financial year, Mayne Pharma invested approximately $A57 million in its development activities around the world, an increase of $A6 million over the prior year.

These investments are building a robust pipeline of future products. Mayne Pharma currently has 24 molecules at various stages of development and has filed 47 applications for approval of its products with regulatory authorities in Europe, Australia, the United States and Canada. At 31 March 2006, sales of the equivalent innovator products to these applications for approval were in the order of $US4.2 billion annually, which bodes well for Mayne Pharma's future growth.


47
$US 4.2 billion
Number of product applications filed
Local market value of product applications filed

Fig.13 Product applications filed pending approval

Mayne Pharma also recorded a significant increase in the number of product approvals in 2006 and continued its track record of being first to market for key oncology products. Following a settlement with Pfizer, the first generic to Camptosar® (Irinotecan) was launched in Canada and Mayne Pharma was the first company to sell generic Vinorelbine (Navelbine®) in several markets across Europe. Mayne Pharma also leveraged its historical investment in its existing oncology portfolio by expanding the number of countries in which some of those products are sold. Late in the year, the Therapeutic Goods Administration in Australia approved Mayne Pharma's freeze-dried Epirubicin, and in Europe, injectable Ondansetron, an anti-nausea product, was approved and launched in June 2006.

Mayne Pharma is also in the process of capitalising on the generic potential of blockbuster oncology drugs such as Oxaliplatin through the application of innovative product development, regulatory and intellectual property management activities. In May 2006, the UK High Court handed down a first instance decision (subject to appeal) that clears the way for Mayne Pharma to launch the product in the UK once regulatory approval is obtained. In parallel with this litigation, marketing authorisation for Mayne Pharma's Oxaliplatin product was received in Estonia in March 2006 and subsequently wider approval within Europe was granted through the mutual recognition procedure. With total European market sales of approximately $US446 million[1] in 2005, the product development success achieved to date provides confidence that Oxaliplatin will be a key product for Mayne Pharma as we start to commercialise it.


R&D expense
2005 39,102
2006 28,969
R&D capitalised
2005 12,896
2006 29,098
0
10,000
20,000
30,000
40,000

Fig.14 Pro forma R&D expenditure ($A) year over year expensed vs capitalised

Similar innovative approaches are being taken on other oncology drugs in Mayne Pharma's pipeline, such as Gemcitabine and Docetaxel that are blockbusters for their innovators. These will receive focused investment to realise their potential.

[1] IMS MAT Dec 2005 (UK, France, Germany, Italy, Spain)

Mayne Pharma is also investing in and concentrating effort on building a portfolio of patented oncology products that will provide a protected revenue and earnings stream. Mayne Pharma has established proprietary research and development expertise at its Mulgrave and Salisbury sites in Australia and within its European organisation that is being leveraged to develop improved chemical and biological medicines that offer benefits to either the patient, the prescriber or both. These capabilities have already developed highly successful products such as Kadian®, a modified release morphine product, and Doryx®, a sustained released anti-infective product. We are also investigating several early stage, high potential opportunities both internally and with partners.

Business development

Mayne Pharma is focused on increasingly providing a comprehensive range of high quality pharmaceuticals to oncology customers in the major markets around the world. This portfolio will be a balanced mix of patented and generic, injectable and oral medicines on the oncologist's prescription pad. In order to execute the strategy swiftly, we plan to acquire or in-license complementary oncology products.

To this end, Mayne Pharma rounded out the year by announcing the acquisition of the sales and marketing rights to Nipent® in North America and Evoltra® in Australia and New Zealand. Whilst the size of the product deals will vary, these are the types of business development projects that are currently being evaluated by Mayne Pharma and will quickly differentiate its value proposition from competitors in the market. In addition to seeking marketed products worldwide, Mayne Pharma continues to examine a number of development stage opportunities which are closely aligned with its overall strategy.

Mayne Pharma will also continue its progressive partnering and collaboration activities with several high-tech pharmaceutical companies located in India and Eastern Europe to access their development and manufacturing cost advantages, as well as accelerate our speed to market for some products. The collaborations with these companies are progressing, with the first products sourced from these agreements expected in the second half of the 2007 financial year.



Early stage
2
Development stage
15
Stability testing/ pre-filing
7
Filed dossier
0
5
10
15
20
25

Fig.15 Number of products in each stage of the development cycle

Product and business development activities provide the fuel that drives performance in this business.





Our communities

Our people

Mayne Pharma's exceptional results over the past year can be attributed, in the main, to our remarkable staff. The demerger of Mayne Pharma last year led to significant changes across the organisation, all of which are showing early signs of success, something that could not have been achieved without the support and loyalty of our employees. Their resilience, hard work and adaptability has enabled the Company to integrate our new strategy with minimal upheaval.

In January 2006, we began moving many of our corporate functions and senior management team to New Oxford Street, London and several of our Australian-based employees also chose to relocate to the London office. In addition, we have recruited a number of employees to work across the Company, from senior management down. They have been welcomed into Mayne Pharma and are looking forward to the exciting future the Company will enjoy.

Our CEO, Dr Thierry Soursac, conducted open meetings with staff in Australia, the US and UK, to ensure the Company's strategy was effectively communicated to staff in all of our regions. The meetings were well received and staff asked many pertinent questions on how the strategy would affect their particular area of the business.

In recognition of the need to attract talented individuals from within the pharmaceutical industry, especially those who specialise in oncology, we aim to foster an organisational environment that allows individuals to achieve levels of excellence. We promote continuous internal and external training to develop our employees and encourage them to obtain further knowledge and skills relevant to their career goals.

In the Asia Pacific region a pilot talent management program has been launched in Australia, to support the development of talented individuals and their retention within the Company.

We are also pleased that four graduates of the Graduate Development Program (2002 intake) have been assigned to work overseas, using the experiences they gained to support the company.

We are committed to ensuring that the workplaces we provide for all our employees, contractors and visitors are healthy and safe. Our staff are actively encouraged, through a number of global programs, to ensure that health and safety procedures in the workplace are maintained to the highest standard. Our strong emphasis on health and safety in the workplace continues. Employees' awareness of the issues surrounding health and safety and their commitment to rectifying problems that arise are to be congratulated.





We value long service from our staff. In the UK, three of the four employees who established the UK business in 1985 have chosen to remain with us, a combined service of over 60 years, which we celebrate and applaud.

Staff turnover has remained steady in most parts of the Company and over the last year has reduced as a result of better human resource practices and business performance.

Our community support

Mayne Pharma focuses its charitable and community efforts on the health sector because it is the one we know best, where our expertise lies and where we believe we can achieve the most good.

We believe passionately in supporting education and training. Our assistance in this area is directed at both medical professionals and the community at large. Being diagnosed with cancer is an immensely upsetting and stressful experience and we believe patients and their families can only benefit from access to reliable, accurate information about their condition. In this regard, we proudly sponsor a number of patient websites and information videos for a variety of conditions relating to oncology, as well as other illnesses such as anaemia. We also continued our support to the Australian Young Pharmacist Award.

In 2006, we provided funds to charitable organisations dedicated to providing services to the oncology sector. In Europe, Asia and Australia we have contributed to breast and prostate cancer charities, funding programs to raise awareness of these conditions, as well as assisting with their day-to-day activities. We have again provided our support for The Prostate Cancer Foundation of Australia (PCFA) with a donation of $A50,000. The PCFA is the peak body for prostate cancer in Australia. They have a simple mission, to reduce the impact of prostate cancer on Australian families through:

- helping men deal with the diagnosis and treatment of prostate cancer;
- funding research into prostate cancer; and
- raising awareness about prostate cancer in the general community.

Although Mayne Pharma concentrates its corporate giving activities on the oncology sector, it supports other important areas that support the health and wellbeing of members of the community. In both Australia and the UK, we provide funding to charities established to help those affected by mental health issues.





Executive team



Dr Thierry Soursac
MD (Oncologist), PhD (Clinical Pharmacology and Pharmacokinetics), MBA
Chief Executive Officer & Managing Director

Dr Soursac is the Chief Executive Officer and Managing Director of Mayne Pharma. He was most recently Executive Vice President of Aventis SA and President of Global Commercial Operations, as well as a member of the management Board. Previously, he held positions including President of Research worldwide, head of the biotech division worldwide, head of global marketing, and head of the French affiliate. He began his business career as a hospital sales representative. Prior to joining the pharmaceutical industry, Dr Soursac was an assistant professor in oncology and led the pharmacokinetics research department at the Paul Papin Centre for five years. Age 48.



Paul Binfield
BA (Hons), ACA (UK), ACA (NZ)
Executive Vice President & Chief Financial Officer

Mr Binfield joined Mayne Pharma as Chief Financial Officer upon demerger, having held the same role with Mayne Group since 2003, and was appointed to the Board in February 2006. He is responsible for all aspects of Mayne Pharma's financial management and reporting, along with having responsibility for the Company's information technology.

Previously, Mr Binfield was employed in a senior financial position with Fortis, an international financial services company, and worked with Price Waterhouse in the UK and Australia. Age 41.



Bill Simmons
BSc (Chemistry), MBA
Executive Vice President & Chief Operating Officer

Mr Simmons joined Mayne Pharma as Senior Vice President Commercial Operations for Mayne Pharma's US affiliate in April 2005. Previously, Mr Simmons was General Manager at both Baxter Healthcare's multi-source injectable business and its oncology business, where he was responsible for all patent expired proprietary and generic drugs worldwide.

He has almost 30 years of experience, most of it in the proprietary and generic pharmaceutical industries, was appointed a Vice President at Baxter in 1996, and has held positions of increasing responsibility in general management, marketing, sales, quality and engineering. Age 49.



Hugh Burrill
BSc, MScSt (Biotechnology), MBA
Executive Vice President, Global Research & Development

Mr Burrill has over 20 years experience in research and development in the pharmaceutical and biotechnology industry. He joined Mayne Pharma in 2001 and is responsible for Product Development, Regulatory Affairs and the scientific aspects of Mayne Pharma's Intellectual Property. He was previously employed as Development Director leading the Proprietary Product Development Group for Faulding Pharmecuticals in Adelaide and prior to that worked with Ipsen Limited in the UK and North America.

He is currently on the Industry Development Taskforce in the Implementation Group for the Australian Pharmaceuticals Industry Action Agenda. Age 48.

Charmion Gillmore
HND (Business Studies)
Executive Vice President, Human Resources & Internal Communications



Ms Gillmore was appointed Executive Vice President of Mayne Pharma in January 2006. Previously, she was employed in a number of key human resource (HR) roles over a period of 17 years for Aventis SA. These included appointments as HR Director UK and HR Vice President for the Corporate Functions in the US and France.

More recently, she was a Vice President for HR Aventis SA Global Commercial Operations, providing HR leadership to the countries and commercial strategic functions consisting of circa 33,000 employees. She is a member of the Corporate Institute of Personnel and Development. Age 56.

John Johnson
BSc (Biology and Chemistry), MSc (Biology and Biochemistry)
President, Global Quality



Mr Johnson has over 30 years of experience in quality assurance and quality control, and was appointed President of Global Quality of Mayne Pharma in 2004. In this capacity, he is responsible for overall quality and compliance at all Mayne Pharma facilities worldwide.

Previously, Mr Johnson has held various quality assurance management roles with Abbott Laboratories, where he was responsible for all quality assurance aspects for the manufacture, release and distribution of small volume parenteral aseptic and terminally sterilised products. Age 57.

Tamara Joseph
BA (Hons Economics), JD, LLM (Hons European Law), LLM (Hons Civil Law)
Executive Vice President, General Counsel & Company Secretary



Ms Joseph joined Mayne Pharma in July 2006. She has 18 years legal experience working for law firms and pharmaceutical companies in the United States and in Europe. Most recently, she was Vice President, General Counsel and Corporate Secretary at Transkaryotic Therapies in Boston, where she was responsible for the corporate legal and intellectual property departments. Previously, she was Vice President, International Legal at Biogen Idec's Paris office, where she established and had overall responsibility for the international legal and public affairs functions. She is a non-executive director of the French biotech company LTK Farma. Age 44.

Mike Rutkowski
BSc (Biology)
President, Global Manufacturing & Supply



Mr Rutkowski joined Mayne Pharma in April 2005 as Vice President Global Technical Operations. In October 2005, he was appointed to the position of President, Global Manufacturing and Supply, and is responsible for the management and oversight of Mayne Pharma's global pharmaceutical manufacturing sites and supply chain associated with incoming materials through to finished goods released to distribution.

Mr Rutkowski has 26 years experience in the pharmaceutical industry including positions in compliance, laboratory, operations and quality. Age 47.

Ron Squarer
BSc (Biochemistry), MBA
Senior Vice President, Business Development



Mr Squarer has 15 years experience in the bio-pharmaceutical industry specifically in relation to licensing, strategy and brand management. He joined Mayne Pharma from Pfizer Inc., where he served on the oncology licensing review committee, global commercial leadership team and strategic advisory board. In his role, he was involved in licensing and acquiring key portfolio assets and shepherded multiple oncology products into registration trials.

Prior to Pfizer, Mr Squarer held various positions at SmithKline Beecham in the US and Europe in brand management, country management, and business development. Age 39

Board of Directors



Peter Willcox
BA (Hons), MA (Physics)
Chairman

Mr Willcox joined the Board in September 2005. He is a member of its Remuneration Committee.

Mr Willcox is a member of the Board of CSIRO, a member of the Advisory Board of CVC Asia-Pacific and a Director of Telstra Corporation Limited.

Mr Willcox is a former Chairman of Symbion Health Limited (formerly Mayne Group Limited) (October 2002 to November 2005) and AMP Limited. He is a former Director of Lend Lease Corporation, FH Faulding & Co. Limited, James Hardie Industries Limited, BHP Limited, North Limited, Woodside Petroleum Ltd and Energy Developments. He is also a former Chief Executive Officer of BHP Petroleum. Age 61.



Dr Thierry Soursac
MD (Oncologist), PhD (Clinical Pharmacology and Pharmacokinetics), MBA
Chief Executive Officer & Managing Director

Dr Soursac is the Chief Executive Officer & Managing Director of Mayne Pharma. He joined Mayne Pharma's Board on 21 November 2005, immediately following the demerger of Mayne Pharma from Mayne Group Limited and upon his appointment as Chief Executive Officer. Age 48.



Rowan Russell
BA, LLB (Hons)

Mr Russell joined the Board in September 2005. He is a member of the Board's Audit & Compliance Committee and Remuneration Committee.

Mr Russell is Partner in charge of the Mallesons Stephen Jaques office in London. He is a Professional Associate of the Monash University Law School.

Mr Russell is a former Director of Symbion Health Limited (formerly Mayne Group Limited) (August 2001 to November 2005). Age 50.



Dr Nora Scheinkestel
PhD, LLB (Hons)

Dr Scheinkestel joined the Board in September 2005. She is Chairman of the Board's Audit & Compliance Committee and a member of its Remuneration Committee.

Dr Scheinkestel is currently a Director of Orica Limited, Newcrest Mining Limited, PaperlinX Limited and AMP Limited.

She is a former Director of Symbion Health Limited (formerly Mayne Group Limited) (July 2005 to November 2005), North Limited, IOOF Funds Management, Medical Benefits Fund of Australia Limited and chairman and a director of various energy and water utilities.

Dr Scheinkestel's background is as a senior banking executive in international and project financing. Age 46.



Dr John Sime
PhD (Biochemistry), MSc (Physical Chemistry), FRSC, CChem

Dr Sime joined the Board in September 2005. He is Chairman of the Board's Remuneration Committee and a member of its Audit & Compliance Committee.

Dr Sime is a Director of Prima BioMed Limited. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies.

Dr Sime is a former Director of Symbion Health Limited (formerly Mayne Group Limited (November 2004 to November 2005) and former Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc). Age 65.



Paul Binfield
BA (Hons), ACA (UK), ACA (NZ)
Executive Vice President & Chief Financial Officer

Mr Binfield joined Mayne Pharma's Board in February 2006. He is the Company's Chief Financial Officer, having responsibility for all aspects of Mayne Pharma's financial management and reporting, as well as information technology. Age 41.

Corporate governance

The following section outlines the main corporate governance practices implemented by the Board. These practices are in accordance with the Australian Stock Exchange ('ASX') Corporate Governance and Best Practice Recommendations published by the ASX in March 2003 ('Best Practice Recommendations') except for the recommendation to establish a Nomination Committee (Best Practice Recommendation 2.4) and the recommendation that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders (Best Practice Recommendation 9.4).

With respect to Best Practice Recommendation 2.4, the Board believes that due to the small size of the Board, it is the responsibility of the Board as a whole to review and assess Board composition and evaluate Board performance.

With respect to the Best Practice Recommendation 9.4, although payment of equity-based plans for executives has not been specifically approved by shareholders at a general meeting, details of all equity-based plans were outlined in the scheme book relating to the demerger of Mayne Pharma Limited ('Mayne Pharma' or 'the Company'). The demerger was approved by shareholders of Mayne Group Limited (now Symbion Health Limited) at an extraordinary general meeting held in November 2005.

Board of Directors – role and responsibilities
The Board is the governing body of Mayne Pharma. It seeks to represent and serve the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. The role of the Board includes protecting and optimising the Company's performance and building shareholder wealth, setting and reviewing the Company's values and standards and ensuring shareholders are kept informed of the Company's performance and major developments affecting its state of affairs.

The Board has adopted a written Board Charter and Relationship with management, which outlines the structure of the Board, its roles and responsibilities and its relationship with management. The charter was last reviewed and endorsed by the Board in October 2005. A copy of the charter is available from the Corporate Governance Section of Mayne Pharma's website.

Membership
The Board currently comprises six Directors – four Non-Executive Directors, including the Chairman, and two Executive Directors. The names, qualifications, skills, experience, expertise and special responsibilities of these Directors are set out on pages 28 to 29 of the Annual Report.

The minimum number of Directors is four and the maximum number of Directors is 14. The Company may elect to vary those numbers in general meeting, provided that the minimum number of Directors is not less than four.

The composition of the Board is reviewed by the Board on a regular basis to ensure that the Board has the appropriate mix of expertise and experience necessary to govern the Company.

Independence
The Board conducted an assessment in July 2006 and determined that all of the Non-Executive Directors are considered by the Board to be independent having regard to the guidelines for assessing 'independence' as set out in the Best Practice Recommendations. In general, these guidelines assist in determining whether a Director is free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The two Executive Directors, Dr Thierry Soursac and Mr Paul Binfield are not considered independent because of their executive responsibilities. Neither of the Executive Directors holds directorships in any other listed company.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act 2001 regarding disclosure of any office, property or other interests held by a Director that could create a potential conflict of interest. This position is also entrenched in the Company's Constitution. In addition, each Director is required to notify the Company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their 'independence' as a Director. The Board annually reviews the independence of each Director in light of the interests disclosed to the Board.

Terms of appointment
The Board has adopted a letter of appointment that contains the terms on which Non-Executive Directors will be appointed. The key terms of appointment are outlined in the following paragraphs.

Independent professional advice
The Company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the Company's expense. If the Chairman refuses to give approval, the Director may consult with the full Board or, in the case of an Executive Director, with the Non-Executive Directors for approval. A copy of the policy is available from the Corporate Governance Section of Mayne Pharma's website. No Director invoked this right during the course of the year.

Remuneration
The Company's remuneration policy for Non-Executive Directors, the Managing Director and Chief Executive Officer and other executives including the Chief Financial Officer, is set out in the Remuneration report on pages 38 to 51 of the Annual Report.

Other terms and conditions of appointment
Under its Constitution, the Company indemnifies its Directors, to the extent permitted by law, against any liability incurred by a Director as an officer of the Company or a subsidiary of the Company. The indemnity also extends to cover legal costs incurred by the Director defending an action for such a liability. The Company has entered into formal deeds confirming an indemnity of this nature in favour of each of its Directors.

The deeds also grant rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the Company also assumes obligations to arrange Directors' and officers' liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director.

Review and re-election
The current Board was appointed in preparation for the demerger in November 2005, after which the Company began operating as a separate ASX listed entity. The Board continually monitors and reviews its own performance, the performance of its committees and individual Directors. It will complete its first formal review following the first anniversary of the demerger and thereafter on an annual basis.

All Directors, except the Managing Director, are subject to retirement by rotation. Provided that Mayne Pharma has three or more Directors, at each Annual General Meeting of the Company, one third of the Directors must retire from office. In any case, no Director (except the Managing Director) may retain office for more than three years or until the third annual general meeting following the Director's appointment, whichever is longer. If eligible, retiring Directors may stand for re-election. The Board's policy is that tenure of Board service should be limited to a maximum of nine years except in extenuating circumstances. A retiring Director who is seeking re-election will be subject to a performance appraisal before being put forward for re-election at the Annual General Meeting. The Board will not endorse a retiring Director for re-election unless his or her performance is considered satisfactory.

The Board Charter sets out the policy and procedure for selection and appointment of new Directors.

Board committees
The Board has established an Audit & Compliance Committee and a Remuneration Committee to assist in the execution of its responsibilities. The Board has not established a specific nomination committee or committees to oversee occupational health and safety or environmental issues as these are viewed as Board responsibilities. Given the small size of the Board and the overseas spread of the Company's business, the Board believes that all members of the Board should be fully aware of its responsibilities in the areas of occupational health and safety and environment.

Audit & Compliance Committee
The Audit & Compliance Committee was established on 4 October 2005.

The Audit & Compliance Committee Charter sets out the roles and responsibilities of the Committee. These include assisting the Board to fulfil its responsibilities in relation to the following:

- the reliability and appropriateness of reporting of financial information to users of the Company's financial reports, including adequacy of disclosure and application of accounting policies;
- the relationship with the external auditor;
- the maintenance of an effective and robust management control environment;
- the maintenance of an effective framework of business risk management; and
- the appropriateness of the insurance program.

Further, in accordance with the Charter, the Committee is responsible for reviewing the performance of the external auditor and reviewing the procedures for selection of, and recommendations for, appointment/removal of the external auditor and for rotation of audit partners. The Committee also plays a role in monitoring and reporting to the Board on the nature and quantum of non-audit services provided by the external auditor. In addition, the Committee is responsible for approving the internal audit plan, overseeing the work performed by the internal auditor, reviewing reports from the internal auditor arising from the internal audit program and reporting thereon to the Board as appropriate.

The Committee is responsible for reviewing Mayne Pharma's Risk Management Program on an annual basis and monitoring and reporting to the Board on the effectiveness of the Program. This is discussed further below in 'Internal control and management of significant business risk'. The Committee also reviews the scope and appropriateness of the Company's insurance program in terms of the level of deductible, level of cover and quality of counterparty.

The Charter provides that the Committee must consist of only Non-Executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members.

During the year, all members have been Independent Non-Executive Directors. The current composition of the committee is:

- Dr N Scheinkestel (Chairman from 4 October 2005);
- Dr J Sime (from 4 October 2005); and
- Mr R Russell (from 4 October 2005).

Details of the members' qualifications are set out on pages 28 to 29 of the Annual Report. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' report on page 34 of the Annual Report.

The external audit partner attends all Committee meetings by invitation, as do the Chief Executive Officer, Chief Financial Officer and other relevant senior executives of the Company. The Non-Executive Directors also meet with the external auditor in absence of management at least on an annual basis.

KPMG was the external auditor of Mayne Group Limited prior to the demerger. Prior to the demerger, the Board reviewed and agreed it was appropriate for KPMG's ongoing appointment as external auditor of Mayne Pharma. Their continued appointment is subject to periodic review. KPMG's appointment as external auditor will also need to be confirmed by shareholders at the 2006 Annual General Meeting. Under the Company's current policy, the Lead External Audit Engagement Partner is required to rotate at least once every five years.

The Committee Charter is available from the Corporate Governance Section of Mayne Pharma's website.

Remuneration Committee
The Remuneration Committee was established on 20 February 2006.

The Remuneration Committee Charter sets out the roles and responsibilities of the Committee. These included assisting the Board to:

- set the remuneration policy for the Group;
- review and determine the remuneration arrangements for the Chief Executive Officer and Managing Director and other senior executives, including pension and incentive policies and arrangements;
- review and approve the recruitment, retention and termination policies and procedures and succession planning for senior executives;
- oversee the general industrial relations strategies for the Company;
- under delegated authority from the Board, approve offers under existing share, options and rights plans, including setting the terms of issue for such securities; and
- review and recommend to the Board the remuneration arrangements for Non-Executive members of the Board.

The Remuneration Committee Charter specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not the Chairman of the Board.

During the year, all members have been independent Non-Executive Directors. The current composition of the Committee is:

- Dr J Sime (Chairman from 20 February 2006);
- Mr R Russell (from 20 February 2006);
- Mr P Willcox (from 20 February 2006); and
- Dr N Scheinkestel (from 20 February 2006)

Details of the members' qualifications are set out on pages 28 to 29 of the Annual Report. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' report on page 34 of the Annual Report.

As the Company operates in a competitive global environment, with most of the Company's revenues being generated in the Northern Hemisphere and most of the senior executives based in London, the Committee has established appropriate remuneration policies and practices relevant to the market.

To assist the Committee with this process, remuneration advice is being sought from external consultants.

The Committee Charter is available from the Corporate Governance Section of Mayne Pharma's website.

Ethics
The Board and management recognise the importance of developing and maintaining a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times, to fulfil the Company's obligations to its stakeholders. Mayne Pharma has policies across a range of specific areas, including workplace discrimination and harassment and appropriate use of internet and email and occupational health and safety. A Code of Conduct has been adopted by the Board, which sets out a clear understanding of desired behaviour.

Mayne Pharma has in place a Whistleblowers Protection Policy which encourages any employee or contractor who believes, in good faith, that any reportable conduct has occurred, to report their concerns under a formal system and on a confidential or anonymous basis.

Share trading policy – Directors and employees
Mayne Pharma has policies in relation to trading in its securities by Directors and employees. The policies reflect the insider trading provisions of the Corporations Act 2001 and, broadly speaking, seek to limit trading of Company securities by Directors and employees to three one-month windows during the year, coinciding with the release of Mayne Pharma's half-year results, annual results and the holding of Mayne Pharma's Annual General Meeting.

A summary of the share trading policy for Directors is available from the Corporate Governance Section of the Company's website. Mayne Pharma employees can access the share trading policy for employees on the Mayne Pharma intranet site.

The Board has approved the establishment of a Non-Executive Directors Share Plan ('Plan'). Shares are purchased on behalf of the Non-Executive Directors by an external administrator. The purchases are carried out automatically on a set date every month and the Board is not involved with these purchases. Further details of the Plan are provided in the Remuneration report on page 40 of the Annual Report.

Board review of management performance and remuneration
The Chief Executive Officer and Managing Director, senior executives and managers are subject to an annual individual performance appraisal that addresses individual performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives are set for the forthcoming review period.

The performance of key executives is further considered by the Remuneration Committee, including in the context of reviewing the capability of management to realise Mayne Pharma's business strategy.

Mayne Pharma's remuneration policies for the Chief Executive Officer and Managing Director, and details of the executives with the greatest authority and receiving the highest remuneration during the year are set out in the Remuneration report on pages 46 to 46 of the Annual Report.

Continuous disclosure policy
Mayne Pharma has in place a Disclosure Policy that sets out guidelines and processes to be followed in order to ensure the Company's continuous disclosure obligations are met. Included as an annexure to the Disclosure Policy is a Media Relations Policy that clearly lists those individuals who are authorised to make statements to the media and the process for authorising media releases. Mayne Pharma also has an established practice of posting media releases and other major announcements, such as half-year and full-year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Mayne Pharma's policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section of the Company's website.

Communication with shareholders
The Board represents the shareholders and recognises the importance of keeping shareholders updated on all major developments affecting Mayne Pharma's state of affairs. Information is communicated to shareholders through the Annual Report, Financial Report, half and full-year results announcements, disclosures to the ASX, Mayne Pharma's website and the annual general meeting. Shareholders can also subscribe to receive advice by email of Mayne Pharma's price-sensitive news releases.

Shareholders are encouraged to attend Mayne Pharma's Annual General Meetings and to use this opportunity to meet Directors and senior executives and ask questions of the Board. The external auditor attends Mayne Pharma's Annual General Meetings and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The Chief Executive Officer and Managing Director has also met with Mayne Pharma's key stakeholders and analysts to present the Company's corporate vision and strategy. This information has also been made available on Mayne Pharma's website.

Internal control and management of significant business risk

Risk management
The identification and proper management of risk within Mayne Pharma is an important priority for the Board and management. The Audit & Compliance Committee is responsible for monitoring and reporting to the Board on the effectiveness of Mayne Pharma's Risk Management Program. The Board views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies. Therefore, it is committed to the philosophy of effective business risk management as a core managerial capability. The Chief Executive Officer and Managing Director and Chief Financial Officer provide assurances to the Board as to the integrity of Mayne Pharma's risk management process and financial reports in accordance with recommendations 4.1 and 7.2 of the Best Practice Recommendations.

Mayne Pharma's formal Risk Management Policy confirms the importance of developing organisation-wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, various Board Committees, and management, internal audit and Group compliance.

Management of risk is inherent in, and fundamental to, the culture of Mayne Pharma. Effective risk management systems and processes are critical in assisting Mayne Pharma in the achievement of its corporate goals, including complying with global standards for the development and manufacture of pharmaceutical product and compliance with ethical standards for sales and marketing in the many jurisdictions in which the Company operates.

The Board believes that effective risk management starts with a well defined corporate strategy, which is clearly communicated throughout the organisation and to its external stakeholders. The Board seeks to promote a culture within the organisation that encourages employees to be aware of and effectively communicate and manage risk. Systems adopted by Mayne Pharma include effective strategic planning, the development of policies and procedures designed to identify and mitigate risk, effective monitoring and reporting of risk and forecasting.

Mayne Pharma is seeking to further strengthen its overall system of risk management and has engaged advisers to undertake a thorough review of current systems and processes with a view to developing a risk framework that cohesively draws together all aspects of current risk management activity. A senior executive has recently been appointed as Vice President, Business Risk Audit and Compliance and will assume leadership of this review and, in due course, report to the Audit & Compliance Committee with recommendations for implementation.

Financial reporting, investment appraisal and foreign currency/ interest rate exposure
The results of each business are reported against the budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

Mayne Pharma is exposed to changes in interest rates and foreign exchange rates. Mayne Pharma's policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance
Mayne Pharma's internal audit function is positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to Group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor Mayne Pharma's compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the Group of all relevant obligations, to monitor compliance and, where issues are identified, to ensure that prompt action is taken to achieve compliance.

Mayne Pharma has recently engaged advisers to review the scope of the internal audit function and to assess the current audit methodology as well as strengthen the resourcing of the function. The external advisers have assisted in the development of the annual plan and are also providing expert internal audit resources. This increased reliance on external resources reflects the growing complexity and geographical diversity of the business.

A key role of the recently appointed Vice President, Business Risk Audit and Compliance is to oversee the day-to-day management of the function, as well as to report to the Audit & Compliance Committee on the findings of the review.

Directors' report

The Directors present their report for the year ended 30 June 2006 (referred to as 'the year' or 'FY06'), accompanied by the financial report for the year of Mayne Pharma Limited ('Mayne Pharma' or 'the Company') and the entities it controlled from time to time during the year ('the Group').

Directors

The Directors of the Company during the year (or, where indicated, during part of the year only) were:

- Mr Peter John Willcox (appointed 29 September 2005);
- Dr Thierry Jean Alphonse Soursac (appointed 21 November 2005);
- Mr Rowan McRae Russell (appointed 29 September 2005);
- Dr John Martin Sime (appointed 29 September 2005);
- Dr Nora Lia Scheinkestel (appointed 29 September 2005);
- Mr Paul Andrew Binfield (appointed 20 May 2003, resigned 18 November 2005, re-appointed 22 February 2006);
- Mr Stuart Bruce James (appointed 17 September 2002, resigned 18 November 2005);
- Mr Peter Lindsay Jenkins (appointed 7 June 2001, resigned 4 October 2005);
- Mr Michael John Kotsanis (appointed 22 March 2005, resigned 4 October 2005).

Details of each current Director's qualifications, experience and special responsibilities are set out on pages 28 to 29 of the Annual Report.

Secretaries

The qualifications and experience of the Company Secretaries, are set out below.

Ms Tamara Joseph
Company Secretary
Details of Ms Joseph's qualifications are set out on page 27 of the Annual Report.

Mr Dimitri Kiriacoulacos
LLB (Hons), BA (Accounting)
Company Secretary
Mr Kiriacoulacos is Vice President Legal and Company Secretary of Mayne Pharma, having joined the company in 2002. His background is in legal and accounting private practice. Age 39.

Directors' meetings

The number of meetings of the Board of Directors and of each Board Committee held during the year, and each Director's attendance at those meetings, are set out below:

Director	Board meetings		Audit & Compliance Committee		Remuneration Committee	
	Held*	Att	Held*	Att	Held*	Att
P Willcox	17	16#	4+	4+	1	1
T Soursac	13	10	3^	2^	1^	1^
R Russell	17	16#	4	3	1	1
J Sime	17	16#	4	4	1	1
N Scheinkestel	17	16#	4	4	1	1
P Binfield	15	14	1^	1^	–	–

* Reflects the number of meetings held during the year while a Director or Committee member.

^ Reflects where an individual attended these meetings by invitation of the Committee.

+ P Willcox is an ex-officio member of the Audit & Compliance Committee.

The Non-Executive Directors did not attend a meeting held prior to the demerger. This was an administrative meeting held to comply with section 347A of the Corporations Act 2001.

The following individuals were Directors during the year but resigned as Directors on or before the date of the demerger. The table below indicates their attendance at meetings held prior to the date of the demerger.

Previous Director	Meetings held	Meetings attended
S James	6	5
P Jenkins	3	0
M Kotsanis	3	0

Details of committee membership and functions are set out in the Corporate Governance Statement on pages 31 to 32 of the Annual Report.

Principal activities
The principal activities of Mayne Pharma during the period consisted of the development, manufacture and sale of pharmaceuticals to more than 65 countries.

Dividends and distributions
No dividends or distributions were paid to members during the year.

The following dividends or distributions have been recommended or declared for payment to members, but not paid, during and since the end of the year:

- Final 1.5 cents dividend payable on 5 October 2006 (fully franked).

Review and results of operations
A review of operations of Mayne Pharma during the year, and the results of those operations, can be found in the CEO's Report on pages 14 to 15 and the Review of operations on pages 18 to 23 of the Annual Report.

Significant change in the state of affairs
Mayne Pharma was demerged from Mayne Group Limited, now Symbion Health Limited, on 18 November 2005. The strategic objective at the demerger was to establish Mayne Pharma as a leading global injectable and specialty pharma business. With this came a major change through the re-location of the global business operations and the executives from Melbourne to London. Following a detailed review of its operations, a detailed strategic action plan was announced to the market on 5 May 2006.

On 6 February 2006, Mayne Pharma announced that it was evaluating strategic options for its Puerto Rican manufacturing facility at Aguadilla. This review was still ongoing at the year end.

As part of the Company's new strategy, on 22 June 2006, Mayne Pharma agreed to acquire the North American rights to Nipent®, a product for the treatment of hairy cell leukaemia and certain other oncology-related products from SuperGen, Inc. for a maximum total consideration of $US34.4 million. This deal completed on 24 August 2006.

During the year, Mayne Pharma moved many of its corporate functions to new offices in London, UK in order to be closer to the Company's major markets in the Northern Hemisphere.

Events after the end of the year
On 28 July 2006, Mayne Pharma announced that an agreement with Pliva d.d. had been finalised for the continued development of biosimilar granulocyte-colony stimulating factor for the European, South East Asian, Middle Eastern and Asia Pacific markets.

Other than the event referred to above, there has not arisen in the interval between the end of the year and the date of this report any matter or circumstance that in the opinion of the Directors of the Company, has significantly affected, or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group, in future financial years.

Future developments
As previously announced to the market on 22 February 2006, Mayne Pharma is examining the possibility of listing on the London Stock Exchange, as well as the Australian Stock Exchange. No decision has yet been made.

Likely developments for Mayne Pharma and its operations in future years and the expected results of those operations are referred to on pages 1 to 23 of the Annual Report.

Relevant interests of current Directors in shares
The relevant interests of each current Director in shares of Mayne Pharma as at the date of this report are:

Director	Fully paid ordinary shares
P Willcox	61,651
T Soursac	–
R Russell	61,660
J Sime	19,698
N Scheinkestel	29,655
P Binfield	188,562

Note: No shares are held non-beneficially.

Options
During FY06, Mayne Pharma granted options for no consideration that are convertible into ordinary shares in the Company to the following directors and to the following of the five most highly remunerated officers of the Company as part of their remuneration:

Director	Number of options granted	Exercise price	Expiry date
T Soursac	2,700,000	$2.50	19 November 2010
P Binfield	1,360,000	$2.50	19 November 2010
Officers			
B Simmons	500,000	$2.50	16 January 2011
H Burrill	375,000	$2.50	1 January 2011

Note: During FY06, J Pearce was granted 990,000 options, however, on the cessation of his employment on 15 September 2006 these options were cancelled and will be cash settled.

Subsequent to year end, the Company granted options for no consideration that are convertible into ordinary shares in the Company to the following directors and to the following of the five most highly remunerated officers of the Company as part of their remuneration:

Director	Number of options granted	Exercise price	Expiry date
T Soursac	1,350,000	$2.90	12 September 2011
P Binfield	680,000	$2.90	12 September 2011
Officers			
B Simmons	250,000	$2.90	12 September 2011
H Burrill	375,000	$2.90	12 September 2011

Details of unissued ordinary shares of Mayne Pharma under option as at the date of this report are:

Number of ordinary shares under option	Expiry date of options	Exercise price of options ($)
4,210,000	19 November 2010	$2.50
150,000	13 December 2010	$2.50
375,000	1 January 2011	$2.50
1,100,000	16 January 2011	$2.50
65,000	2 March 2011	$2.50
300,000	1 April 2011	$2.50
340,000	18 May 2011	$2.73
350,000	23 May 2011	$2.68
30,000	29 May 2011	$2.67
600,000	31 July 2011	$2.63
3,650,000	12 September 2011	$2.90

Note: Further details on these options can be found in Notes 22 and 35 of the full financial report. Subsequent to year end but before the date of this report, 990,000 options were cancelled upon the cessation of employment of a senior executive.

The options have been issued under the Mayne Pharma Executive Share Option Plan. A total of 11,170,000 ordinary shares are under option to 14 option holders.

Indemnities and insurance
Article 7.3(a) of Mayne Pharma's constitution provides that the Company must, to the extent permitted by law, indemnify each person who is or has been a Director of the Company and may, to the extent permitted by law, indemnify each person who is or has been an officer (as defined in the Corporations Act 2001) of the Company or subsidiary of the Company against:

- all liabilities incurred by the person as an officer of the Company (or a subsidiary of the Company); and
- all legal costs incurred by the person in defending an action as an officer of the Company (or a subsidiary of the Company).

In addition, Article 7.3(c) of Mayne Pharma's constitution provides that the Company may, to the extent permitted by law, pay, or agree to pay a premium for a contract insuring a Director or Secretary of the Company against all liability and legal costs contemplated above.

During or since the end of the year, Mayne Pharma has paid a premium in respect of a contract insuring each of the Directors and executive officers of the Group against liabilities that are permitted to be covered by section 199B of the Corporations Act 2001. The class of executive officer covered by the insurance policy includes officers involved in the management of the Group. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium, not be disclosed.

During or since the end of the year, Mayne Pharma entered into deeds of access, indemnity and insurance in favour of Messrs P Willcox, R Russell, P Binfield and Drs T Soursac, J Sime and N Scheinkestel, in accordance with the terms of Article 7.3(a) of the Company's constitution.

Mayne Pharma was not liable during the 2006 financial year under any such indemnities to its Directors, Secretary or officers.

No indemnity has been granted to an auditor of Mayne Pharma in its capacity as auditor of the Company.

Environmental regulations
The operations of the Group in Australia are subject to various environmental regulations under both Commonwealth and State legislation and must also meet the requirements of certain foreign regulatory bodies.

From inquiries within the Group, the Directors are not aware of any material breaches of any particular and significant environmental regulation affecting the Group's operations.

In making this report, the Directors note that the Group's operations during the year commonly involved the transport of goods, the disposal of waste, the use of various substances and processes in the manufacturing of pharmaceutical products and the storage of pharmaceutical products and substances involved in the various manufacturing processes. These activities, particularly the manufacturing activities and pharmaceutical business, may require a licence, consent or approval from Commonwealth State or foreign regulatory bodies. Where the Group's activities potentially involve contaminated waste, this waste is generally transported and disposed of by external organisations, which are appropriately licensed.

The Board and management are aware of the Company's responsibilities relating to maintaining compliance with the various environmental regulations. Internal measures and controls have been implemented inclusive of periodic environmental audits/reviews of the Company's manufacturing sites against applicable standards. Corporate and Site Management are engaged to review the status of each site and to work in a proactive manner to ensure that the Company meets the environmental regulations in an ever-changing and dynamic regulatory environment.

Non-audit services

During the year KPMG, Mayne Pharma's auditor, has performed certain other services in addition to its statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by (and endorsed by resolution of) the Audit & Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit & Compliance Committee to ensure that they do not impact the integrity and objectivity of the auditor.
- The non-audit services provided do not undermine the general principles of auditor independence as set out in Professional Statement F1 *Professional Independence*, issued by the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included in this directors' report.

Details of the amounts paid to the auditor of Mayne Pharma, KPMG, and its related practices for audit and non-audit-related services provided during the year are set out in note 7 on page 22 of the Financial Report.

The audit-related fees of $1,707,000 and taxation services fees of $900,000 referred to in note 7 relates to work performed by the auditor in assisting management in examining of the possibility of listing on the London Stock Exchange, as well as the Australian Stock Exchange. The remaining fees of $826,000 for taxation services relates to the provision by the auditor of tax compliance services and tax support in relation to specific tax issues including residual tax issues in relation to the demerger.

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

To: The Directors of Mayne Pharma Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(1) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(2) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Paul J McDonald

Paul J McDonald
Partner
Melbourne
20 September 2006

Proceedings on behalf of the Company

No proceedings have been brought on behalf of the Company and no application has been made for leave to bring, or to intervene in, proceedings in respect of the Company under section 237 of the *Corporations Act 2001*.

Rounding

The Company is of the kind referred to in the ASIC Class Order 98/100. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with that Class Order.

This Directors' report is made on 20 September 2006 in accordance with a resolution of the Directors.

PJ WILLCOX
DIRECTOR

TJA SOURSAC
DIRECTOR

Remuneration report

This report for the 2006 financial year ('FY06') was prepared by the Directors in accordance with the Corporations Act 2001. Under AASB 124 'Related Party Disclosures' ('AASB 124'), we are required to disclose remuneration details of our 'key management personnel' ('KMP'). In addition to the Directors, for the purposes of this disclosure, our KMPs also include the executives noted in Tables 12.1 and 12.2. For the remainder of this report those KMPs that are not Directors, will be referred to as Specified Executives.

Remuneration report 2006

As part of the Directors' report, this Remuneration report explains Mayne Pharma's remuneration policies and practices and the emphasis the Directors place on linking rewards and Company performance.

The report covers the following nine areas:

1. Remuneration committee and principles of reward
2. Non-Executive Director remuneration
3. Board policy on executive remuneration
4. Executive Director and Specified Executive remuneration
5. Company performance
6. Executive pension plan
7. Employment agreement provisions
8. Remuneration paid
9. Payments to persons before taking office

Unless otherwise stated all values expressed in this report are Australian dollars ('AUD').

Table 1 Directors and Specified Executives: current remuneration policy

	Elements of remuneration	Directors		Specified Executives
		Non-Executive	Executive	
Fixed remuneration	Fees	✓	–	–
	Salary	–	✓	✓
At-risk remuneration	Short Term Incentive	–	✓	✓
At-risk remuneration	Share options	–	✓	✓
Termination	Notice periods and termination payments	–	✓	✓
Other benefits	Incidental taxable fringe benefits	–	✓	✓
Superannuation/ pension plans	Employer contribution	✓	✓	✓

Table 2 Non-Executive Directors: base fees for 2006 financial year

	Board		Audit & Compliance and Remuneration Committees	
	Chairman	Member	Chairman	Member
Fee (AUD)	330,000	110,000	15,000	–

Section 1 – Remuneration Committee and principles of reward

The Remuneration Committee sets remuneration policy for the company and oversees its implementation. The Committee's Charter, available at www.maynepharma.com, sets forth the Committee's role, responsibilities, membership and operation. A summary of this information can also be found in the Directors' Corporate Governance Statement on page 32 of the Annual Report.

The Committee's objective in assessing appropriate levels of remuneration is to closely align remuneration of key management personnel with shareholders' interests. This is achieved through remuneration packages that emphasise performance-related pay. The performance or 'at risk' remuneration comprises short term incentives and long term incentives, where reward outcomes will be determined having regard to the performance of both Mayne Pharma and the individuals.

Section 2 – Non-Executive Director remuneration

Board policy on Non-Executive Director remuneration

Mayne Pharma's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present maximum aggregate amount, which was approved by a resolution of Mayne Group Limited shareholders on 9 November 2004, is $1,500,000 a year.

The fees paid to Directors reflect the responsibilities of, and time commitments required from, each Director to discharge their duties. In order to maintain their independence and impartiality, the remuneration of Non-Executive Directors is not linked to the performance of Mayne Pharma.

In setting fee levels, the Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at levels similar to those in Australian companies of comparable size and complexity to Mayne Pharma.

The current level of Non-Executive Directors' fees was set on 1 September 2005 as part of the preparation for the demerger and separate listing of Mayne Pharma. The fees have not been increased since they were initially set.

Superannuation contributions in addition to Directors' fees are made by Mayne Pharma on behalf of the Non-Executive Directors in accordance with Mayne Pharma's statutory obligations.

In accordance with Article 6.5 of Mayne Pharma's Constitution, Directors are also permitted to be paid additional fees for extra or special services. Such fees are not included in the aggregate remuneration cap approved by shareholders.

Additional fees paid to Directors for the due diligence processes associated with the proposal to list on the London Stock Exchange were:

Table 3 Non-Executive Directors: additional fees

Non-Executive Directors	Additional fee paid
P. Willcox	$20,000
N. Scheinkestel	$30,000
J. Sime	$20,000
R. Russell	$20,000

Table 4.1 Current Non-Executive Directors' remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
		Cash $	Shares $[4]	Incentive $	Non-monetary benefits	Superannuation	Fair value of share options	Termination/ retirement payments	
P. Willcox	**2006**	**368,750**	**38,368**	–	–	**36,641**	–	–	**443,759**
	2005	280,500	49,500	–	1,949	29,700	–	–	361,649
R. Russell	**2006**	**136,250**	**19,181**	–	–	**13,989**	–	–	**169,420**
	2005	72,690	45,194	–	2,164	10,610	–	–	130,658
N. Scheinkestel[2]	**2006**	**155,000**	**14,529**	–	–	**15,258**	–	–	**184,787**
	2005	–	–	–	–	–	–	–	–
J. Sime[3]	**2006**	**145,417**	**17,331**	–	–	**14,647**	–	–	**177,395**
	2005	67,182	9,328	–	–	6,766	–	–	83,276
TOTAL	**2006**	**805,417**	**89,409**	–	–	**80,535**	–	–	**975,361**
	2005	420,372	104,022	–	4,113	47,076	–	–	575,583

1 Comparative remuneration data for 2005 is derived from the Symbion Health Limited (formerly Mayne Group Limited) ('Symbion') Annual Report for 2005 and reflects the remuneration paid to the directors by Symbion for that year. With respect to 2006, the remuneration reflects amounts paid by Symbion to directors up until the date of demerger and remuneration paid to directors by Mayne Pharma from that date.

2 Dr N Scheinkestel was appointed to the board of Symbion on 1 July 2005.

3 Dr J Sime was appointed to the board of Symbion on 10 November 2004.

4 These shares were purchased from Directors fees pursuant to the Non-Executive Directors' Share Plan.

Retirement allowances

No current Non-Executive Director is entitled to a retirement allowance upon ceasing to hold office.

Non-Executive Directors' Share Plan

The Board believes it is important for Non-Executive Directors to have an equity interest in Mayne Pharma to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors' Share Plan ('Plan') was approved by the Board.

Directors must apply a minimum of 20% of their Directors' fees to acquiring shares in Mayne Pharma under the Plan. The Board determined that this mandatory minimum participation level would only apply until the value of shares in which the Director has an interest is equal to or greater than the annual amount of the Director's fees. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of 10 years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of Mayne Pharma.

The Plan is not a performance-based share plan and is not intended to be an incentive component of Non-Executive Director remuneration.

During the year, a total of 33,263 ordinary shares were purchased on the market in accordance with the Plan and the value of these shares is shown in Table 4.1. No new shares were issued under the Plan during the year.

Interests held by Non-Executive Directors in shares in Mayne Pharma are set out on page 35 of the Directors' report.

Remuneration paid to Directors

The total fees paid to individual Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board committee meetings.

Dr T Soursac and Mr P Binfield do not receive any fees for their services as Executive Directors of the Company.

Non-Executive Directors are not entitled to Long Service Leave. No Executive Directors took Long Service Leave during the year.

Section 3 – Board policy on executive remuneration

Overview

The effective management of executive remuneration underpins the ability of Mayne Pharma to attract, retain and motivate executives of the calibre essential to the successful leadership and management of a global company against the exacting standards required of the pharmaceutical industry.

The Company operates in a competitive global environment, with most of the Company's revenues being generated in the Northern Hemisphere and most of the senior executives being based in London.

To assist the Board, expert remuneration advice is sought in respect of executive and non-executive directors and specified executives. To address the global environment, separate market information is obtained for the three countries, i.e. UK, USA and Australia where personnel are located, as well as comparisons with industry generally and the pharmaceutical sector specifically. Advice has been sought from Hay Group, Mercers, PricewaterhouseCoopers and Towers Perrin.

Table 4.2 Current Executive Directors' remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
		Cash $	Shares $	Incentive $	Non-monetary benefits	Superannuation	Fair value of share options	Termination/ retirement payments	
T Soursac [1]	**2006**	**1,337,251**	**–**	**1,002,942**	**836,238**	**267,456**	**402,418**	**–**	**3,846,305**
	2005	–	–	–	–	–	–	–	–
P Binfield [1,2]	**2006**	**675,575**	**–**	**624,500**	**1,836**	**83,454**	**202,838**	**150,929**	**1,739,132**
	2005	436,880	–	485,000	2,593	33,120	–	–	957,593
TOTAL	**2006**	**2,012,826**	**–**	**1,627,442**	**838,074**	**350,910**	**605,256**	**150,929**	**5,585,437**
	2005	436,880	–	485,000	2,593	33,120	–	–	957,593

1 Dr T Soursac and Mr P Binfield were paid their remuneration to 18 November 2005 by Symbion. This table reflects all remuneration paid to these individuals either by Symbion or Mayne Pharma in 2006 and 2005.

2 Mr P Binfield was paid in lieu of accrued but untaken annual and long service leave on his transfer to London and cessation of his Australian employment contract.

3 Non-monetary benefits include payments for the provision of accommodation, utilities, travel, motor vehicles, etc.

4 Fair value of options have been calculated based on an independent valuation provided by Deloitte dated 25 August 2006. The fair value is apportioned pro rata from grant date to the projected date of vesting in three years.

Table 4.3 Former Non-Executive Directors' and Executive Directors' remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
		Cash $	Shares $	Incentive $	Non-monetary benefits	Super-annuation	Fair value of share options	Termination/ retirement payments	
S James [2]	**2006**	**676,236**	**315,467**	**875,000**	**189,933**	–	–	**3,488,796**	**5,545,332**
	2005	1,750,000	285,989	1,925,000	249,642	–	–	–	4,210,631
P Jenkins [2,11]	**2006**	**463,396**	–	**472,500**	**81,329**	**67,895**	–	**774,624**	**1,859,744**
	2005	423,083	–	552,000	119,729	117,583	29,143	–	1,241,538
M Kotsanis [3]	**2006**	**437,861**	–	**387,000**	**5,126**	**17,931**	–	–	**847,918**
	2005	404,737	–	400,000	40,596	11,585	–	–	856,918
I Blackburne [4,5]	**2006**	**46,875**	–	–	–	**4,219**	–	–	**51,094**
	2005	84,182	13,544	–	1,460	8,795	–	–	107,981
J Hall [4,6,10]	**2006**	**76,875**	–	–	–	**6,919**	–	–	**83,794**
	2005	7,083	–	–	–	638	–	–	7,721
C Kay [4,10]	**2006**	**72,500**	–	–	–	**6,525**	–	–	**79,025**
	2005	105,750	18,000	–	–	11,138	–	–	134,888
P McClintock [4,6]	**2006**	**70,313**	–	–	–	**6,328**	–	–	**76,641**
	2005	9,375	–	–	–	844	–	–	10,219
P Barnett [4,7]	**2006**	–	–	–	–	–	–	–	–
	2005	57,038	6,327	–	1,581	5,704	–	277,568	348,218
P Mason [4,7]	**2006**	–	–	–	–	–	–	–	–
	2005	–	53,527	–	1,862	4,826	–	277,387	337,602
J Sloan [4,8]	**2006**	–	–	–	–	–	–	–	–
	2005	–	33,146	–	2,550	2,995	–	253,328	292,019
D Knott [4,9]	**2006**	–	–	–	–	–	–	–	–
	2005	26,650	17,840	–	–	4,000	–	–	48,490
TOTAL	**2006**	**1,844,056**	**315,467**	**1,734,500**	**276,388**	**109,817**	–	**4,263,420**	**8,543,648**
	2005	2,867,898	428,373	2,877,000	417,420	168,108	29,143	808,283	7,596,225

1 Comparative remuneration data for 2005 is derived from the Symbion Health Limited (formerly Mayne Group Limited) ('Symbion') Annual Report for 2005 and reflects the remuneration paid to the directors by Symbion for that year. With respect to 2006, the remuneration reflects amounts paid by Symbion to directors up until the date of demerger and remuneration paid to directors by Mayne Pharma from that date.

2 In accordance with their Service Agreements, the Company made a separation payment to Mr James for the balance of his Agreement (19 November 2005 to 28 August 2007) and a payment to Mr Jenkins equivalent to 12 months FAR, plus accrued but untaken leave.

3 Mr M Kotsanis was a director of Mayne Pharma Pty Ltd which became Mayne Pharma Limited upon demerger. He resigned from that directorship on 4 October 2005 in preparation for demerger, however, he continued his employment as a senior executive with the Company. Remuneration disclosed represents all amounts paid for the full year.

4 Directors of Symbion who did not become directors of Mayne Pharma upon demerger are considered key management personnel of Mayne Pharma up to the time of demerger in accordance with the requirements of AASB 124 'Related Party Disclosures'. With the exception of Mr Kotsanis, none of these individuals are currently associated with the Company.

5 Dr I Blackburne was appointed as a director of Symbion on 1 September 2004.

6 Mr J Hall and Mr P McClintock were appointed to the board of Symbion on 8 June 2005.

7 Mr P Barnett and Mr P Mason retired from the board of Symbion on 22 February 2005.

8 Professor J Sloan retired from the board of Symbion on 9 November 2004.

9 Mr D Knott was appointed to the board of Symbion on 10 November 2004 and resigned on 31 March 2005 to take an overseas posting.

10 Includes payments of $30,000 and $20,000 respectively to Mr J Hall and Ms C Kay for their membership of the demerger committee.

11 Mr P Jenkins was classified as a KMP during the period as he was the Chief Development Officer of Mayne Group Limited and subsequently Mayne Pharma in addition to being a director of Mayne Pharma Pty Ltd.

A large proportion of the total remuneration is potentially based on performance, with delivery over the short, medium and long term. Performance measures are balanced between absolute financial measures and strategic delivery objectives to achieve maximum alignment between executive and shareholder objectives.

Executive Remuneration Policy
The Remuneration Committee recommended, and the Board has adopted a Mayne Pharma Executive Remuneration Policy ('Policy') to provide the framework and direction for reward and recognition structures and processes applicable to all Mayne Pharma executives and senior management, recognising the global spread of the Company's activities.

The policy provides that executive remuneration will:

- reinforce the Company's short, medium and long-term objectives as set out in its Company's strategic business plans;
- provide common interest between employees and shareholders by linking executive rewards to enhancement of sustainable shareholder wealth; and
- be competitive in the markets in which the Company operates, in order to attract top talent, motivate delivery of superior performance and recognise capabilities. The relevant comparator market takes into account factors such as company dimensions, geographical location, specialty pharmaceutical roles, global activity and the key recruitment markets.

The components of total remuneration shall be Fixed Annual Remuneration ('FAR') and 'at risk' remuneration, which comprises Short Term Incentive ('STI') and Long Term Incentive ('LTI'). The reward mix of these components shall be set to provide competitive overall reward based on the range between the 50th and 70th percentile of comparable companies and the relevant level of 'risk' components appropriate to the markets within which Mayne Pharma operates. Exceptions to the policy require the specific approval of the Remuneration Committee.

FAR shall reflect the Company's agreed position in the global pharma (oncology) market or other specialty markets based on the scope of roles and executives' demonstrated competencies.

STI awards shall be determined by applying an assessment of executive and business performance against a mix of quantitative and qualitative measures. The quantitative measures shall focus predominantly on Company earnings and the qualitative measures shall focus on a range of initiatives related to implementation of the strategic business plan. For STI arrangements, market comparisons are based on the potential reward for the achievement of target performance, to eliminate the influence on market data of actual performance of individual executives in comparator companies.

LTI awards may be in the form of Company shares, rights or options. All current LTI awards include performance conditions which align executive reward to the outcomes experienced by other shareholders over the performance measurement or vesting period. The fair value of options granted shall reflect the competitive requirements of the relevant markets. For LTI arrangements care is taken to understand the basis of calculation used for the fair value of other company schemes to ensure that true comparisons are available with other companies' LTI arrangements.

Specific factors influencing the Company remuneration strategy
The strategic objective at the demerger in November 2005 was to establish the Company as a leading global generic injectable and specialty pharma business. With this came a major change through the re-location of the global business operations and the executives from Melbourne to London. The consequence for executive remuneration was a significant shift in the comparative market for Mayne Pharma's key management personnel, i.e. concentration on the Northern Hemisphere and pharma industry remuneration market rather than Australian general industry, which was the comparator when the Company was part of Mayne Group.

Also as part of this change, external appointments have been made for key professional pharmaceutical roles within the Company, with a number of those roles being sourced from the pharma industry in the USA.

In April 2006, following a review of the strategic direction, the Company further refined its strategy to that of becoming a leading global specialty pharma company focused on the oncology customer. This involves increased specialisation of professional, scientific and executive skills.

Mayne Pharma's compensation structures take into account this strategy and these skills as well as the capability and experience of the key management personnel. The Remuneration Committee believes that the strong emphasis on performance-based short and long-term compensation should encourage executives to focus on delivering the business strategy during this period of critical change, thereby enhancing future shareholder value as well as providing meaningful incentives consistent with the competitor oncology/pharma employment market.

Section 4 – Executive Director and Specified Executive remuneration

Dr T Soursac (Chief Executive Officer and Managing Director) and Mr Paul Binfield (Executive Vice President, Chief Financial Officer) are Executive Directors of Mayne Pharma.

Refer to Table 12.1 for a list of Specified Executives.

Components of remuneration
As outlined earlier, executive remuneration includes both fixed and incentive or performance-related components.

The maximum proportions of fixed and performance-based remuneration for the Group Managing Director, Executive Vice President, Chief Financial Officer and Specified Executives are set out in Table 5 below.

Table 5 Reward mix rating – maximum

	% fixed	% as STI	% as LTI
T Soursac	29	36	35
P Binfield	33	28	39
J Pearce	36	30	34
H Burrill	43	36	21
B Simmons	45	37	18
J Johnson	51	34	15
M Rutkowski	100		
R Squarer	43	36	20
D Kiriacoulacos	61	20	19

1 Mr Rutkowski is engaged under an employment contract which entitles him to a retention bonus if his employment continues through 31 October 2006 and no performance-related incentives apply.

Except for some individual circumstances related to external recruitment, and executives transferring from Australia to the United Kingdom, the granting of options has not extended to Company executives below executive directors and specified executives. Executives who report to specified executives generally have between 20% and 30% of total target remuneration related to performance through STI based on business and individual performance.

Fixed Annual Remuneration ('FAR')
The FAR for the Chief Executive Officer, Chief Financial Officer and Specified Executives comprises base salary and is subject to annual review by the Board.

The Company remuneration policy is to review executive remuneration with effect from 1 July each year. However, in the present circumstances of the early stages of implementation of the oncology strategy and the number of recent external recruits, the Board determined that increases would apply to only two key management personnel from the July 2006 review. Those increases were at the rate of 4% per annum, consistent with the overall annual rate of increase in fixed remuneration for other Company employees.

Short Term Incentive ('STI')
The Chief Executive Officer and Managing Director is entitled to annual STI payments subject to the achievement of key performance indicators ('KPIs') which are set by the Mayne Pharma Board in consultation with Dr Soursac. The KPIs include both financial (including business profitability and cash flow) and non-financial (including key elements of strategy implementation, recruitment and development of senior executive capability and overall growth of the business) targets in respect of the Company and Dr Soursac's performance. These performance conditions were chosen because the Board considered them to be essential to the Company achieving its goals for the year and laying the foundation for future growth. The minimum value of any STI is 75% of the base salary, the maximum value is 150% of base salary and the on target STI for achievement of all KPIs for a year is 100% of base salary ('Target STI').

Specified executives are entitled to annual STI payments based on the achievement of KPIs which are set by the Chief Executive Officer and Managing Director and approved by the Remuneration Committee. The KPIs include both financial and non-financial targets in respect of Company and business unit such as Earnings Before Interest and Tax and Free Cash Flow, and individual performance. The individual objectives relate to the implementation of the strategic objectives of the Company. They vary with position and responsibility and include measures such as achieving strategic outcomes, improvement in business effectiveness, product availability, safety and environment performance.

The value of any STI actually provided in a year will be determined by the Board having regard to the level of achievement of the KPIs.

Any STI award due to Dr Soursac, Mr Binfield or the Specified Executives is paid in cash.

Long Term Incentive ('LTI')
The Chief Executive Officer & Managing Director, the Executive Vice President, Chief Financial Officer, and Specified Executives were granted options to acquire shares in Mayne Pharma pursuant to the Mayne Pharma Executive Share Option Plan ('ESOP').

Each option gives the executive an entitlement, subject to the satisfaction of the performance conditions described below and payment of the exercise price, to acquire one fully paid ordinary share.

The shares necessary to satisfy the exercise of any options will be acquired on market at the time an executive exercises an option.

These options all vest in three tranches, equally divided over several years. For options with performance conditions related to FY06, one third of the Initial Grant will potentially vest immediately following the release of Mayne Pharma's profit results for FY06, one third on the first anniversary of that date and one third on the second anniversary of that date, provided the relevant conditions are met. Similarly for options with performance conditions related to FY07, one third of the grant will potentially vest immediately following the release of Mayne Pharma's profit results for FY07, one third on the first anniversary of that date and one third on the second anniversary of that date. For the four KMP's who have a contractual right to yearly option grants (Messrs Soursac, Binfield, Simmons and Pearce), these same vesting rules and performance conditions would apply to all subsequent grants.

All options are subject to the performance conditions being satisfied. The performance condition is based on Mayne Pharma's total shareholder return ('TSR'). TSR is the sum of any movement in the market price of Mayne Pharma shares, dividends paid on those shares and any capital returns. If the compound average growth rate in TSR over the performance period is 10%, then 50% of the options which are due to vest at that time, will vest. If the compound average annual growth rate in TSR over the performance period is 15%, then 100% of the options which are due to vest at that time, will vest. For growth rates between 10 and 15%, a proportionate number of the relevant options will vest.

If the performance condition is not met at the vesting date for any of the options, the performance condition will be re-tested at quarterly intervals over the following two year period.

For certain executives if there is a material change in their duties and responsibilities and the executives exercise their right to terminate the service contract as a result, the executives may elect to have all of the options which have been granted to them at the date of termination and which have not vested, vest immediately or alternatively to have those options vest in accordance with the normal vesting schedule, in either case without any performance conditions attached. For other executives, such vesting occurs only if there is a diminution of their duties and responsibilities. However, on termination for any other reason, the Mayne Pharma Board will determine in its absolute discretion whether any unvested options will vest.

The latest time at which an option may be exercised shall be five years from the date of the grant of the option. Options not exercised by that date shall lapse.

All Executives and Executive Directors who hold options under the ESOP are subject to the Company policy which prohibits them from entering into a transaction relating to those options that operates to limit the economic risk of the options allocated to them under the plan.

Details of participation by key management personnel are shown by number of options granted during the financial year in Table 6 and by value in Table 7.

The total fair value of unvested performance options has been calculated by an independent expert, Deloitte, using assumptions detailed in Table 13.

For the reporting of remuneration for the year (refer Tables 4.1, 4.2, 4.3, 12.1 and 12.2), the fair value of unvested options is apportioned pro rata over the period from the grant date to the projected vesting date which is three years.

For the executives in Table 6, the grants of options were contained in Executive Service Agreements with the date of effect of the grants to apply from the commencement of the Agreements. The formal grant of options for Dr T Soursac was approved on 5 April 2006 and for the remaining executives on 14 August 2006, with the exception of Mr H Burrill's, which were approved on 16 September 2006.

Table 7 Value of options granted to Executive Directors and Specified Executives

Executive Directors and Specified Executives	$ amount granted in the year (total fair value)	$ Amount of options exercised	$ Amount of options forfeited
T Soursac	1,976,000		
P Binfield	996,000		
J Pearce [1]	565,000		
B Simmons	329,000		
H Burrill	214,000		
R Squarer	229,000		
D Kiriacoulacos	110,000		

1 Subsequent to year end, Mr Pearce ceased employment with the Company and his options were cancelled and included in his termination payment.

The options granted to Executive Directors and Specified Executives were provided at no cost to the executives. No options granted under the Mayne Pharma ESOP have been exercised during the year and none have lapsed. Subsequent to year end but before the date of this report, 990,000 options were cancelled upon the cessation of employment of a senior executive.

Table 6 Number of options granted to Executive Directors and Specified Executives

Executive Directors and Specified Executives	Options	Exercise price	Date of effect	Performance year
T Soursac	2,700,000	$2.50	19 Nov 2005	30 Jun 2006
P Binfield	1,360,000	$2.50	19 Nov 2005	30 Jun 2006
J Pearce [1]	990,000	$2.50	1 Jan 2006	30 Jun 2006
B Simmons	500,000	$2.50	16 Jan 2006	30 Jun 2006
H Burrill	375,000	$2.50	1 Jan 2006	30 Jun 2006
R Squarer	350,000	$2.68	22 May 2006	30 Jun 2007
D Kiriacoulacos	150,000	$2.50	19 Nov 2005	30 Jun 2006

1 Subsequent to year end, Mr Pearce ceased employment with the Company and his options were cancelled and included in his termination payment.

Relocation costs associated with recruitment and transfer of overseas specified executives
Moving the headquarters of Mayne Pharma to London resulted in the requirement to recruit and relocate a number of specified executives. In addition to Dr Thierry Soursac joining Mayne Pharma as Chief Executive Officer and Managing Director, the Executive Vice President, Chief Financial Officer and certain specified executives were relocated to London.

Where recruitment or relocation from overseas was required, relocation benefits in accordance with the executives' contracts of employment were offered.

The range of these benefits and services provided to these individuals may include:

- Travel to London for themselves and their immediate family on commencement.
- Legal advice and processing of required working visas.
- Tax advice and tax equalisation on foreign earned income.
- Removal costs.
- Temporary accommodation for the executive and family for an initial transition period.
- Rental costs for a prescribed period.

Section 5 – Company performance

A discussion of the Company's performance and its relationship with Board remuneration policy during its first year as an independent company is set out below. This summary of the Company's performance is based on the pro forma results. The pro forma results exclude all significant items and include normalisation adjustments to reflect the costs of operating as an independent Company, as well as the inclusion of the Salisbury operations for the full 12 month period. The Company believes that this enables a meaningful analysis of the underlying financial performance of Mayne Pharma's business.

Table 8 Mayne Pharma Limited daily closing share price (A$)



3.50
3.25
3.00
2.75
2.50
2.25
2.00
Market share price ($)
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06

Pro forma earnings before interest, tax, depreciation and amortisation increased significantly in FY06 to $170.7 million compared to $133.7 million in FY05.

Pro forma earnings before interest and tax increased significantly in FY06 to $119.0 million compared to $86.6 million in FY05.

Mayne Pharma has declared a dividend of 1.5c per share for the period ended 30 June 2006, its first dividend as an independent Company.

Trading in Mayne Pharma shares began on 21 November 2005 and closed at $2.85 on that day. From that date until 4 September 2006, the Mayne Pharma share price has moved in the range of $2.46 to $3.11, closing at $2.93 on 15 September 2006.

Relationship of performance to remuneration in FY06
The STI is for performance during the period from 1 July 2005 or the date of commencement of each Executive Director and Specified Executive to 30 June 2006, and the percentage of remuneration it represents is reported in Table 5. The actual amounts were determined on 6 September 2006 following the review of Mayne Pharma's performance against target criteria by the Remuneration Committee.

The payments reflect the excellent financial and strategic outcome for the period as reported above.

The LTI is directly related to TSR as defined in section 4 of this report. Entitlement to any reward from this component of remuneration requires a minimum growth in TSR of 10% per annum from 19 November 2005 to the date of the release of the financial results.

Historical long-term incentive entitlement
Mayne Group Share Option Scheme
Prior to 2002 Mayne Group executives were entitled to participate in the Mayne Executive Share Option Scheme ('Scheme').The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. There were no performance hurdles attached to the options, which was the underlying reason for the Mayne Group Board decision to cease future option allocations from 2002.

At the demerger date, the exercise price of the options was reduced by the amount of the capital reduction in the Mayne Group shares ($2.49) and consequently the options can only be exercised in favour of Symbion shares.

Only three key management personnel, none of whom are now employed by Mayne Pharma, held options from the Scheme beyond the demerger date. Details of these are set out below in Table 9:

Table 9

Former Key Management Personnel	Number of options	Exercise price[1]	Expire in financial year	Total value	% of total remuneration
S Richards	100,000	$4.39	2007	$217,000	9.2%
S Hinchen	50,000	$2.60	2007	$77,000	4.8%
P Jenkins	100,000	$3.96	2006	$204,000	11.1%

1 Post capital reduction.

Mayne Group Limited Senior Executive Short Term Incentive Plan ('SESTIP')

Under the SESTIP the Mayne Group Board awarded an incentive amount to selected executives, of which the executives would normally be required to take a minimum of 40% as shares in Mayne Group. Prior to the demerger the Mayne Group Board determined that the awards in 2005/2006 should be taken in cash only.

Eight key management personnel received payments immediately following the demerger under the SESTIP. The payments, linked to the successful completion of the demerger, were as set out in Table 10. These amounts are included in the bonus component of remuneration disclosed in Tables 4.1, 4.2, 4.3, 12.1 and 12.2.

Table 10

Key management person	Payment amount
Current executives	
P Binfield	$166,667
J Pearce [1]	$150,667
M Kotsanis	$150,000
Former (no longer with Company)	
S James	$875,000
P Jenkins	$210,000
S Richards	$166,667
S Hinchen	$211,817

1 Mr Pearce has left employment with Mayne Pharma subsequent to year end.

Prior to the demerger a Senior Executive Short Term Incentive Plan was established for Mayne Pharma Limited, however, the Mayne Pharma Board decided not to implement the Plan and no awards have been or will be made under it.

Section 6 – Executive pension plan

Given the relocation of Mayne Pharma to London, the Remuneration Committee sought advice on market practice relating to retirement benefits for comparable executives based in London.

Advice from pension plan consultants Mercers showed that the majority of new pension plan arrangements in London are defined contribution with an employer contribution rate typically around 20% of base salary. The benefit payable is the accumulation of the level of contribution over the period of contributory service of the executive and the investment performance of the fund over that period, less the cost of administration of the member accounts.

For the UK-based executives a separate division has been established within the UK general staff pension plan, with a contribution rate of 20% and benefit design as outlined above. The administration and investment management of the general staff pension plan is outsourced to a UK life insurance organisation which publicly offers pension plan management for companies.

Specified executives based outside of the UK contribute to the Company 401k plan and a non-qualified deferred compensation plan for employees in the US and Australian SGC compliant superannuation plans as applicable.

Specified executives are also provided with life and extended illness cover at the level applicable to Mayne Pharma employees in the countries where they are domiciled.

Section 7 – Employment agreement provisions

The terms of employment for each Executive Director and Specified Executive are formalised in employment agreements. Each of these agreements provides for fixed annual remuneration, the incentive arrangements outlined above, and the benefits payable in the event the agreement is terminated by the Company or the individual.

Information regarding the terms of employment, including the duration of the agreement, the periods of notice required to terminate the agreement and the termination payments provided under the contract, are summarised below. The termination payments provided are within the standards applicable to executives in the global pharmaceutical industry.

Chief Executive Officer and Managing Director
In August 2005, the Company entered into a service agreement with Dr T Soursac for his appointment as Chief Executive Officer and Managing Director with effect from the date the demerger became effective (18 November 2005) ('Agreement'). The Agreement has no fixed duration but is subject to the following notice provisions.

The Agreement may be terminated by Dr T Soursac on provision of three months' notice, or by giving notice to the Company, effective immediately, within six months of a material change to his duties and responsibilities.

The Company may terminate the employment of Dr T Soursac:

(a) with immediate effect in the event of serious or wilful misconduct, wilful neglect in the discharge of his duties, serious or persistent breach of the terms of his employment agreement, him becoming ineligible to hold the office of director of a company, or him being charged with a criminal offence which brings Mayne Pharma into disrepute,

(b) by giving 12 months notice, or

(c) by giving three months notice if he is unable to perform his duties for a total of 13 weeks in any 52 consecutive weeks or becomes otherwise incapable of performing his duties.

If Dr Soursac's appointment is terminated by Mayne Pharma in the circumstances specified in (b) or (c) above or by him giving notice within six months of a material change to his duties and responsibilities, the Company will pay to him, in addition to any payments or benefits owing up to the date of termination, a payment equal to base salary and the Target STI for the year in which such termination occurs for a period of 18 months. Any such payment will be in lieu of any notice which Dr Soursac would otherwise be entitled to receive.

The Agreement contains a restraint provision whereby Dr Soursac must not, during the period of 12 months after termination unless the Board consents, solicit or entice away any person who is or was a client, customer or supplier to Mayne Pharma and with whom he was involved during the period of 12 months prior to the termination of his appointment. He is also prohibited from enticing any Mayne Pharma employee with whom he had dealings in the 12 months prior to the date on which his appointment terminates, to leave Mayne Pharma.

Executive Vice President, Chief Financial Officer
Mr P Binfield is required to provide the Company with three months notice in the event of resignation. The Company is required to provide six months notice to Mr P Binfield in the event of termination and a termination payment of 12 months salary plus Target STI.

In the event of the Company terminates employment as a result of misconduct, that Executive has no entitlement to termination payments. Mr P Binfield is entitled to terminate his contract if there is a material change to his responsibilities and to receive the termination payments noted above.

Specified Executives
Notice periods and payments on termination
The service agreements for key management personnel are also open ended contracts (i.e. no fixed duration) subject to the notice periods set out in Table 11 below.

In the event the Company terminates an Executive's employment as a result of misconduct, that Executive has no entitlement to termination payments. Messrs Simmons, Pearce, Squarer and Kiriacoulacos are all entitled to terminate their contract if there is a diminution of their responsibilities and to receive the termination payments noted in Table 11. Mr Burrill is entitled to terminate his contract if there is a material change in his responsibilities and to receive the termination payments noted below.

Table 11

Specified Executive	Notice by the Specified Executive	Notice by the Company	Payment on termination by the Company
B Simmons	3 months	12 months	18 months salary and Target STI
J Pearce[1]	3 months	6 months	12 months salary and Target STI
H Burrill	3 months	3 months	12 months salary and Target STI
J Johnson	30 days	Nil	[3] 24 months salary + pro rata STI and pay in lieu of options (US$100,000)
M Rutkowski	3 months	3 months	[2] Nil
R Squarer	3 months	6 months	12 months salary and Target STI
D Kiriacoulacos	3 months	3 months	12 months salary

1 Mr Pearce has left employment with Mayne Pharma subsequent to year end.

2 Mr Rutkowski has a contractual right to receive US$500,000 as a retention bonus provided he is still employed by the Company through 31 October 2006.

3 Mr Johnson receives these payments only if termination is as a result of a change in control, significant reduction in responsibilities, or his place of work is relocated more than 50 miles away from its present location.

Remuneration report continued

Section 8 – Remuneration paid

Details of the nature and amount of each element of remuneration of Dr Soursac and Mr Binfield are set out in Table 4.2 on page 40. Table 12.1 sets out an analysis of the nature and amount of remuneration of the Specified Executives. All values are in Australian dollars.

Table 12.1 Current Specified Executives: remuneration

Specified Executives		Primary			Post employment	Equity compensation	Other	Total
		Salary $	Bonus $	[3] Non-monetary benefits	Superannuation benefits	[4] Fair value of options	Termination of benefits	
B Simmons [2]	**2006**	**499,379**	**645,894**	**114,511**	**48,611**	**299,715**	**–**	**1,608,110**
Executive Vice President,	2005[1]	–	–	–	–	–	–	–
Chief Operating Officer								
J Pearce [5]	**2006**	**426,789**	**428,400**	**97,439**	**49,211**	**92,877**	**–**	**1,094,716**
Executive Vice President	2005	345,139	405,800	4,487	106,861	–	–	862,287
Human Resources and								
Internal Communications								
J Johnson [2]	**2006**	**409,553**	**274,405**	**–**	**17,509**	**133,726**	**–**	**835,193**
Senior Vice President	2005	371,118	225,819	–	18,350	66,863	–	682,150
Global Quality								
H Burrill	**2006**	**324,838**	**291,417**	**763**	**37,742**	**35,666**	**–**	**690,426**
Executive Vice President	2005[1]	–	–	–	–	–	–	–
Global Research and								
Development								
M Rutkowski	**2006**	**416,044**	**200,588**	**94,237**	**20,067**	**–**	**–**	**730,936**
President Manufacturing	2005[1]	108,604	–	9,270	–	–	–	117,874
and Supply Chain								
R Squarer	**2006**	**63,393**	**214,017**	**2,223**	**12,679**	**7,947**	**–**	**300,259**
Senior Vice President	2005[1]	–	–	–	–	–	–	–
Global Business								
Development								
D Kiriacoulacos	**2006**	**223,914**	**132,000**	**–**	**26,749**	**22,300**	**–**	**404,963**
Acting General Counsel	2005[1]	–	–	–	–	–	–	–
and Company Secretary								
Total	**2006**	**2,363,910**	**2,186,721**	**309,173**	**212,568**	**592,231**	**–**	**5,664,603**
	2005	824,861	631,619	13,757	125,211	66,863	–	1,662,311

1 Executives were not classified as KMP's under the recognition of AASB 124 'Related Party Disclosures' in 2005.

2 Under US-based employment contracts with Mayne Group Limited, Mr J Johnson and Mr B Simmons in 2005 elected to receive an annual cash payment in lieu of the grant of options. The payments for 2005/2006 of $133,726 and $249,989 respectively are included in the table.

3 Non-monetary benefits include payments for the provision of accommodation, utilities, travel, motor vehicles, etc.

4 Fair value of options have been calculated based on an independent valuation provided by Deloitte dated 25 August 2006. The fair value is apportioned pro rata from grant date to the projected date of vending which is three years. Refer section below for further discussion.

5 Mr Pearce has left employment with Mayne Pharma subsequent to year end.

Table 12.2 Former Specified Executives: remuneration

Specified Executives		Primary			Post-employment	Equity compensation	Other	Total
		Salary $	Bonus $	Non-monetary benefits[1]	Superannuation benefits	Fair value of options	Termination of benefits	
S Richards President Commercial Operations	2006	386,293	375,000	[2]657,938	42,435	–	894,692	2,356,358
	2005	515,057	470,000	200,598	41,400	62,000		1,289,055
S Hinchen Chief Financial Officer Pharma	2006	277,002	211,817	223,633	7,810	–	881,243	1,601,505
	2005	448,183	464,600	106,627	31,500	22,000		1,072,910
Total	2006	663,295	586,817	881,571	50,245	–	1,775,935	3,957,863
	2005	963,240	934,600	307,225	72,900	84,000		2,361,965

1 Non-monetary benefits include payments for the provision of accommodation, utilities, travel, motor vehicles, etc.

2 Expatriate benefits as an Australian executive located in the UK.

Options

The following factors and assumptions were used in determining the fair value of the options on grant date:

Table 13 Valuation assumptions for options

Grant date	Expiry date	Fair value per option	Exercise price	Price of shares on grant date	Expected volatility	Risk free interest rate	Dividend yield
19 November 2005	19 November 2010	$0.73	$2.50	$2.85	24%	5.5–6.2%	1.5%
01 January 2006	01 January 2011	$0.57	$2.50	$2.54	24%	5.5–6.2%	1.5%
16 January 2006	16 January 2011	$0.66	$2.50	$2.71	24%	5.5–6.2%	1.5%
22 May 2006	23 May 2011	$0.65	$2.68	$2.74	24%	5.5–6.2%	1.5%

The Company engaged an independent expert, Deloitte, to perform the valuation of options. The information is based on its report issued on 25 August 2006.

Table 14 Options granted to Key Management Personnel

Executive Director and Specified Executive		Number of options granted	Total fair value at date of grant $	Number lapsed	Number exercised	Expiry date of options
T Soursac Chief Executive Officer and Managing Director	**2006**	**2,700,000**	**1,976,000**	–	–	**19 November 2010**
	2005	–	–	–	–	–
P Binfield Executive Vice President, Chief Financial Officer	**2006**	**1,360,000**	**996,000**	–	–	**19 November 2010**
	2005	–	–	–	–	–
B Simmons Executive Vice President, Chief Operating Officer	**2006**	**500,000**	**329,000**	–	–	**16 January 2011**
	2005	–	–	–	–	–
J Pearce[1] Executive Vice President Human Resources and Internal Communications	**2006**	**990,000**	**565,000**	–	–	**01 January 2011**
	2005	–	–	–	–	–
J Johnson Senior Vice President Global Quality	**2006**	–	–	–	–	–
	2005	–	–	–	–	–
H Burrill Executive Vice President Global Research and Development	**2006**	**375,000**	**214,000**	–	–	**01 January 2011**
	2005	–	–	–	–	–
M Rutkowski President Manufacturing and Supply Chain	**2006**	–	–	–	–	–
	2005	–	–	–	–	–
R Squarer Senior Vice President Global Business Development	**2006**	**350,000**	**229,000**	–	–	**23 May 2011**
	2005	–	–	–	–	–
D Kiriacoulacos Acting General Counsel and Company Secretary	**2006**	**150,000**	**110,000**	–	–	**10 November 2010**
	2005	–	–	–	–	–

1 Subsequent to year end, Mr Pearce ceased employment with the Company and his options were cancelled and included in his termination payment.

All options expire on the earlier of their expiry date or termination of the individual's employment, unless termination is as a result of an employee's entitlement to terminate when his/her responsibilities are diminished or as a result of a redundancy. In the former situation, the employee has, pursuant to his employment agreement, 30 days to decide whether the options vest immediately or according to their normal vesting schedule. In the absence of an election, the options immediately vest. In the latter situation, the employee may exercise the options that have vested during the 12 month period following the date of cessation of employment. The options were provided at no cost to the executive, and no options were exercised in 2006.

Key Management Personnel changes in the year

During the reporting period, the classification of certain Executive Directors and Specified Executives changed in accordance with the recognition criteria of AASB 124 'Related Party Disclosures'. Those changes are detailed in Table 15 below.

Table 15 Key Management Personnel changes in the year

Executive Director and Specified Executive	Commenced as KMP	Ceased as KMP
T Soursac Chief Executive Officer and Managing Director	2 19 November 2005	
B Simmons Executive Vice President, Chief Operating Officer	1 22 December 2005	
H Burrill Executive Vice President Global Research and Development	1 19 November 2005	
R Squarer Senior Vice President Global Business Development	2 23 May 2006	
D Kiriacoulacos Acting General Counsel and Company Secretary	1 19 November 2005	
M Kotsanis Executive Director Mayne Pharma Pty Ltd		3 4 October 2005 Resigned as Director
S James Managing Director and Chief Executive Officer		18 November 2005 Ceased Employment
S Richards President Commercial Operations		31 March 2006 Ceased Employment
P Jenkins Chief Development Officer		31 March 2006 Ceased Employment
S Hinchen Chief Financial Officer		18 November 2005 Ceased Employment

1 Mr B Simmons, Mr H Burrill and Mr D Kiriacoulacos became KMPs as a result of the management restructuring of the business following demerger from Mayne Group Limited. Mr Simmons was Acting COO and head of EMEA region from 20 December 2005 and became COO on 14 July 2006.

2 Commenced employment with the Company on this date.

3 Mr M Kotsanis was a director of Mayne Pharma Pty Ltd which became Mayne Pharma Limited upon demerger. He resigned from that directorship on 4 October 2005 in preparation for demerger, however, he has continued his employment as a senior executive with the Company.

Section 9 – Payments to persons before taking office

Effective 1 October 2005 Dr Soursac was engaged to provide consulting services to Mayne Group Limited in relation to its global pharmaceuticals business as agreed with the Board of Mayne Group Limited, for the 'transitional period' until 18 November 2005 when Mayne Group Limited's scheme of arrangement under Part 5.1 of the Corporations Act in relation to the demerger of the pharmaceuticals business took effect in law.

During the transitional period Dr Soursac was paid consulting fees at the rate of $US 1 million per annum and was entitled to the STI as outlined in Section 4. The salary paid and the STI for the transitional period are included in the payments reported for the period to 30 June 2006.

On 1 October 2005 Dr Soursac was granted an award of 250,000 Performance Rights in accordance with the rules of the Mayne Group Performance Share Plan. Under the terms of the grant all of the Performance Rights were extinguished on the day before the demerger took effect (18 November 2005) and Dr Soursac received no benefit from the Performance Rights.

Reconciliation of pro forma financial results to the concise financial report

The demerger of Mayne Pharma Limited ('Mayne Pharma') from Mayne Group Limited became effective on 18 November 2005, and Mayne Pharma was listed on the Australian Stock Exchange on 21 November 2005.

Mayne Pharma's financial accounts in the concise financial report have been prepared in accordance with the Australian equivalents to International Financial Reporting Standards ('AIFRS') and reflect the Company being a subsidiary of Mayne Group Limited up to the effective date of the demerger and a separate company thereafter.

The financial results presented in the body of the Annual Report for the 2006 and 2005 financial years are pro forma results unless otherwise stated. The pro forma results exclude all significant items and discontinued operations, and include normalisation adjustments to reflect the costs of operating as an independent company, as well as the inclusion of Mayne Pharma's Salisbury operations.

Mayne Pharma believes that the pro forma profit and loss statement provides a more meaningful analysis of the underlying financial performance of Mayne Pharma's business. A reconciliation between the pro forma results of operations and those contained in the concise financial report is provided below.

Reconciliation of pro forma results –
Unaudited financial years ended 30 June 2006 and 30 June 2005

	$'000		Significant items $'000		FHF inclusion for full period $'000		Corporate cost[2] allocation $'000		Pro forma $'000	
	2006[1]	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales revenue	**788,949**	644,735	–	–	**13,848**	38,036	–	–	**802,797**	682,771
Cost of sales	**(434,193)**	(368,973)	–	–	**(5,684)**	(15,668)	–	–	(439,877)	(384,641)
Gross profit	**354,756**	275,762	–	–	**8,164**	22,368	–	–	**362,920**	298,130
Other operating income	**7,602**	6,725	–	–	**(132)**	8,170	–	–	**7,470**	14,895
Distribution expenses	**(19,768)**	(20,085)	–	–	**(77)**	(11)	–	–	**(19,845)**	(20,096)
Selling and marketing expenses	**(91,294)**	(72,647)	–	–	**(254)**	(199)	–	–	**(91,548)**	(72,846)
Administrative expenses	**(70,583)**	(50,759)	–	–	**(246)**	(578)	**(6,068)**	(16,182)	**(76,897)**	(67,519)
Research and development expenditure[3]	**(27,573)**	(38,291)	–	–	**(1,396)**	(811)	–	–	**(28,969)**	(39,102)
Amortisation of identified intangibles[4]	**(24,963)**	(21,995)	–	–	**(983)**	(2,708)	–	–	**(25,946)**	(24,703)
Other operating expenses	**(132,073)**	(14,283)	**123,568**	12,942	**334**	(772)	–	–	**(8,171)**	(2,113)
Earnings before interest and tax	**(3,896)**	64,427	**123,568**	12,942	**5,410**	25,459	**(6,068)**	(16,182)	**119,014**	86,646
Depreciation and amortisation	**49,596**	41,663	–	–	**2,112**	5,400	–	–	**51,708**	47,063
EBITDA	**45,700**	106,090	**123,568**	12,942	**7,522**	30,859	**(6,068)**	(16,182)	**170,722**	133,709

[1] *Based on Mayne Pharma Limited 30 June 2006 concise financial report.*
[2] Based on 4.5 months (2005 – 12 months) of additional standalone costs (excluding write-off of due diligence costs) per the Mayne Group Limited Scheme Book for financial year 2005.
[3] Includes Regulatory costs and amortisation of capitalised Product Development costs.
[4] FHF proforma adjustment includes 4.5 months (2005 – 12 months) of amortisation of Operating Rights and Licenses recognised on acquisition of FHF.

Concise financial report

Mayne Pharma Limited
(formerly Mayne Pharma Pty Limited)
and its Controlled Entities
30 June 2006

Contents

The financial information provided in the following pages is for Mayne Pharma Limited for the 12 months 1 July 2005 to 30 June 2006.

As outlined in the Mayne Group Limited Explanatory Memorandum dated 7 October 2005 related to the demerger of Mayne Pharma Limited from Mayne Group Limited, Mayne Pharma Limited acquired from Mayne Group Limited FH Faulding & Co Limited including its pharmaceutical businesses based in Salisbury effective 18 November 2005 and accordingly they are not included in the financial results for the period 1 July 2005 to 17 November 2005 or in the comparative financial information. The financial results therefore differ from the 'pro forma' financials shown in the Mayne Group Limited Explanatory Memorandum which included a full 12 month contribution.

Discussion and analysis of the Income Statement

For the year ended 30 June 2006

Sales revenue
Reported total sales revenue increased by 22.4% to $788.9 million. Sales revenue in Europe, the Middle East and Africa ('EMEA') increased $62.2 million (or 18.9%) to $391.0 million supported by the full year sales contributions from acquisitions and incremental sales of Paclitaxel in the region. Sales revenue in the Americas increased by $41.1 million (or 25.3%) to $203.5 million reflecting 7.5 months contribution from the oral USA export business of FH Faulding & Co Limited, a strong and successful Irinotecan launch in Canada, strong performance across all Canadian products, and a continued improvement in the performance of the US business across all key products. Sales revenue in the Asia Pacific region increased by $34.5 million (or 21.6%) as a result of strong organic growth across the business.

Gross profit
Reported gross profit increased $79.0 million (or 28.6%) to $354.8 million supported by the growth in sales revenue and improvement in margins. Gross profit as a percentage of sales increased from 42.8% to 45.0% in the current period. The increase in margins is attributable to factors including the strong performance of key molecules globally, successful launch of Irinotecan in Canada, improved manufacturing performances at Mulgrave, Boulder and Wasserburg, and the 7.5 months contribution of the oral USA export business of FH Faulding & Co Limited.

Distribution expenses
Distribution expenses fell $0.3 million (or 1.6%) to $19.8 million this financial year. Despite growth in sales revenue and volumes, distribution expenses as a percentage of sales were lowered from 3.1% to 2.5%, through tight cost control.

Selling and marketing expenses
Selling and marketing expenses increased $18.6 million (or 25.7%) to $91.3 million this financial year. This increase was primarily due to European acquisitions undertaken in financial year 2005 and early financial year 2006 to build Mayne Pharma Limited's geographic sales and marketing presence in the region.

Administrative expenses
Administrative expenses increased $19.8 million (or 39.1%) to $70.6 million this financial year. This increase is primarily due to the inclusion of additional head office costs related to the establishment of Mayne Pharma Limited as a separately listed company on the Australian Stock Exchange following its demerger from Mayne Group Limited on 18 November 2005.

Product development expenditure
Product development expenditure decreased by $10.7 million (28.0%) to $27.6 million essentially due to an increased number of projects reaching the development stage at which point expenditure on the project is required to be capitalised under AIFRS. However, the total research and development spend increased year on year by $5.5 million (or 10.7%) to $56.7 million.

Amortisation of operating rights and licences
Amortisation of operating rights and licences increased $3.0 million (or 13.5%) to $25.0 million resulting from the European acquisitions completed in financial year 2005 and early 2006 as well as the renegotiation of the Ivax in-licensing agreement for Paxene®, and operating rights and licences acquired through the acquisition of the oral USA export business of FH Faulding & Co Limited in November 2005 from Mayne Group Limited.

Other expenses
Other expenses for the period are $132.1 million. The significant increase over the prior period relates primarily to significant items recorded this financial year that have largely resulted from the new strategic orientation of Mayne Pharma Limited following its demerger from Mayne Group Limited in November 2005. Significant items before tax total an expense of $123.6 million. This compares to a loss before tax of $12.9 million in the prior financial year. The significant items in the current period are as follows:

- a $59.2 million impairment loss on property, plant and equipment related to the Aguadilla manufacturing facility following a strategic review of the facility in February 2006;
- the impairment of $14.6 million in business and product development costs associated with projects that are no longer core to the new strategy of the Company;
- the impairment of $9.2 million in relation to the development agreement with Pliva d.d. in regard to the bio-similar product EPO which is no longer being pursued by Mayne Pharma Limited;
- the impairment of $19.5 million of capitalised development costs in relation to the anaesthetic product propofol. The market dynamics have changed with additional competition leading to significant price erosion;
- the impairment of $3.5 million in relation to an investment in the NASDAQ listed company Tapestry Pharmaceuticals, Inc. which is classified as an available-for-sale financial asset in this Annual report;
- a $11.9 million loss relating to costs associated with the demerger of Mayne Pharma Limited on 18 November 2005 from Mayne Group Limited; and
- costs of $5.7 million incurred associated to the investigation of a possible listing of Mayne Pharma Limited on both the London Stock Exchange as well as the Ausrtalian Stock Exchange.

Net finance costs
Net finance costs decreased $12.0 million to $3.4 million. The decrease in net interest expense relates primarily to the conversion of interest-bearing liabilities owed to Mayne Group Limited to capital under the demerger Scheme of Arrangement on 18 November 2005 as well as an improvement in operating cash flows through improved working capital management.

Income Statement

For the year ended 30 June 2006

	Note	2006 $'000	2005 $'000
Sales revenue	3	**788,949**	644,735
Cost of sales		**(434,193)**	(368,973)
Gross profit		**354,756**	275,762
Other income	5	**7,602**	6,725
Distribution expenses		**(19,768)**	(20,085)
Selling and marketing expenses		**(91,294)**	(72,647)
Administrative expenses		**(70,583)**	(50,759)
Product development expenditure		**(27,573)**	(38,291)
Amortisation of operating rights and licences	15	**(24,963)**	(21,995)
Other expenses	6	**(132,073)**	(14,283)
Results from operating activities		**(3,896)**	64,427
Financial income		**1,239**	2,039
Financial expense		**(4,628)**	(17,391)
Net finance costs		**(3,389)**	(15,352)
Share of net profits of investments accounted for using the equity method	12	**70**	320
Profit/(loss) before tax		**(7,215)**	49,395
Income tax expense	8	**(24,120)**	(10,076)
Profit after tax but before loss on discontinued operations and loss on sale of discontinued operations		**(31,335)**	39,319
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	3	**-**	(13,931)
Profit/(loss) attributable to members of Mayne Pharma Limited		**(31,335)**	25,388

Earnings per share (note 10):
The earnings per share calculations presented below have been prepared in accordance with AASB 133 'Earnings per Share'.

	2006	2005
Basic earnings per share attributable to ordinary equity holders	**(8.4)c**	25,388,000.0c
Diluted earnings per share attributable to ordinary equity holders	**(8.4)c**	25,388,000.0c
Basic earnings per share from continuing operations	**(8.4)c**	39,319,000.0c
Diluted earnings per share from continuing operations	**(8.4)c**	39,319,000.0c

On 18 November 2005, to facilitate the separation of the global pharmaceutical business from Mayne Group Limited, Mayne Pharma Limited issued 640,655,316 new shares (refer note 18). Due to the significant change in the capital structure of the Company on the issuance of these shares an alternative denominator has been used in determining the basic and dilutive earnings per share figures shown below:

	2006	2005
Alternative basic earnings per share attributable to ordinary equity holders	(4.9)c	4.0c
Alternative diluted earnings per share attributable to ordinary equity holders	(4.9)c	4.0c
Alternative basic earnings per share from continuing operations	(4.9)c	6.1c
Alternative diluted earnings per share from continuing operations	(4.9)c	6.1c

Dividends per share (note 11):

	2006	2005
Final dividend payable 5 October 2006 (cents per share)	**1.5c**	0.0c

The income statement is to be read in conjunction with the discussion and analysis on page 54 and the notes to these financial statements set out on pages 62 to 93.

Discussion and analysis of the Statement of Recognised Income and Expenses

For the year ended 30 June 2006

Foreign exchange adjustments on consolidation

The foreign exchange adjustments on consolidation reflect foreign exchange spot rate movements at 30 June 2006 against the average and historical rates of the Euro, US dollar, Canadian dollar and British pound sterling against the Australian dollar. The largest impacts are attributable to those subsidiaries with larger net asset positions, additionally the balance sheet of Mayne Pharma (USA) Inc. was recapitalised during the period which resulted in a significant increase in US dollar net assets of the subsidiary.

Available-for-sale investments

The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. At each reporting date the investment is adjusted to reflect the fair value of the shares at that date with the revaluation recognised directly in equity. Since the date of acquisition, the share price of the investment has steadily declined with $0.4 million of the reduction in value occurring in the current period.

Following analysis of the share price decline of the investment and the expiration of time, Management is of the view that the decline experienced to date is now of a permanent nature and as a result an impairment loss of $3.5 million has been recognised in the income statement to recognise this diminution in value.

Change in accounting policy

From 1 July 2005 the consolidated entity adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings and fair value reserve) at 1 July 2005 (refer note 27).

Statement of Recognised Income and Expenses

For the year ended 30 June 2006

	Note	2006 $'000	2005 $'000
Foreign exchange adjustments on consolidation	19	37,672	(6,381)
Available-for-sale investments			
Gain/(loss) on valuation of available-for-sale investments	19	(350)	–
Transfer of available-for-sale equity reserves to income statement	19	3,530	–
Cash flow hedges:			
Effective portion of changes in fair value	19	92	–
Transfer to income statement for the year	19	(92)	–
Actuarial gain/(loss) on defined benefit plans	19	(149)	–
Income tax on items taken directly to or transferred from equity		–	–
Net income recognised directly in equity		40,703	(6,381)
Profit/(loss) for the period		(31,335)	25,388
Total recognised income and expense for the period attributable to equity holders		9,368	19,007
Effects of change in accounting policy to equity holders:			
First-time adoption of AASB 139 'Financial Instruments: Recognition and Measurement'			
Net gain/(loss) on cash flow hedges	27	–	–
Net gain/(loss) on fair value of available-for-sale investments	27	(3,112)	–
		(3,112)	–

Movements in reserves and retained profits are set out in note 19.

The statement of recognised income and expenses is to be read in conjunction with the discussion and analysis on page 56 and the notes to these financial statements set out on pages 62 to 93.

Discussion and analysis of the Balance Sheet

As at 30 June 2006

Cash and deposits

The increase in cash and deposits, by $61.2 million to $115.6 million relates in part to the initial cash position that Mayne Pharma Limited received on demerger from Mayne Group Limited on 18 November 2005 as set out in the demerger Scheme of Arrangement, and improved cash generation from operations through improved working capital management. Further details are set out in the discussion and analysis to the Statement of Cash Flows.

Trade and other receivables

Trade and other receivables increased $32.6 million (or 18.9%) to $204.9 million. The increase was primarily attributable to the acquisition of FH Faulding & Co Limited upon demerger of the consolidated entity from Mayne Group Limited. The balance reflects the strong sales growth of the business partially offset by improvements in working capital management.

Related party receivables

Other receivables decreased by $159.0 million reflecting the capitalisation of amounts due from Mayne Group Limited in the prior period into equity. Under the demerger Scheme of Arrangement the intercompany accounts with Mayne Group Limited were settled as part of the acquisition of FH Faulding & Co Limited from Mayne Group Limited as well as the demerger process.

Inventory

Inventory has increased by $14.9 million (or 8.3%) to $195.5 million at 30 June 2006, the change reflects the expected increase in inventory to meet increased underlying growth in sales revenue.

Property, plant and equipment

Property, plant and equipment increased by $37.1 million (or 16.6%). The increase was primarily attributable to property plant and equipment acquired through the demerger process from Mayne Group Limited, and substantially related to the impact of acquiring the Salisbury manufacturing facility of FH Faulding & Co Limited as part of the demerger on 18 November 2005. Non-acquisition capital expenditure during the period was primarily related to manufacturing facilities, but the overall impact of this additional expenditure on the balance sheet was substantially offset by the impairment adjustment recorded against the Aguadilla manufacturing facility in Puerto Rico (refer note 6).

Product development

Capitalised product development increased $8.3 million (or 23.2%) to $44.0 million. The increase primarily represents the net result of $29.1 million of costs capitalised during the period as required under AIFRS, less amortisation of $1.5 million and impairment adjustments of $19.5million for the period (refer note 6).

Goodwill

Goodwill increased $60.0 million on the prior period as a result of the acquisition of FH Faulding & Co Limited as part of the demerger from Mayne Group Limited, acquisition of Biologici in Europe and the impact of foreign currency movements on non-Australian dollar goodwill balances.

Identified intangible assets

Identified intangible assets increased $13.8 million (or 5.6%) to $258.5 million. The increase is primarily due to operating rights and licences associated with the acquisition of FH Faulding & Co Limited. The impact of this acquisition is partially offset by impairment adjustments recorded following the change in strategic orientation post demerger. The impairment adjustments have been discussed further in the management discussion and analysis for the Income Statement and note 15.

Trade and other payables

Trade and other payables increased $30.0 million (or 27.7%) during the period to $138.6 million reflecting the acquisition of FH Faulding & Co Limited as part of the demerger from Mayne Group Limited.

Related party indebtedness

The related party indebtedness balance is nil at year end reflecting capitalisation of all borrowings with Mayne Group Limited on demerger.

Current and deferred tax liabilities

Current and deferred tax liabilities increased $6.0 million (or 18.3%) on the prior period primarily representing deferred tax liabilities recognised through the acquisition of FH Faulding & Co Limited on demerger from Mayne Group Limited.

Provisions

Provisions (both current and non-current) have decreased $28.0 million (or 42.4%) primarily due to the termination of a product development contract with a third party thereby releasing Mayne Pharma Limited from the obligation to make future payments in relation to the product development.

Contributed equity

Contributed equity increased by $1,608.8 million due to the issue of new shares by Mayne Pharma Limited on 18 November 2005 in accordance with the demerger Scheme of Arrangement and capitalisation of related party receivables and indebtedness.

Balance Sheet

As at 30 June 2006

	Note	2006 $'000	2005 $'000
Current assets			
Cash and cash equivalents		**115,619**	54,436
Trade and other receivables		**204,918**	172,356
Related party receivables	4	**–**	159,054
Inventories		**195,474**	180,570
Prepayments		**11,501**	10,818
Total current assets		**527,512**	577,234
Non-current assets			
Other receivables		**2,830**	2,460
Investments		**905**	4,273
Investments accounted for using the equity method	12	**4,641**	1,304
Deferred tax assets		**24,965**	37,161
Property, plant and equipment	13	**260,205**	223,069
Product development	14	**44,024**	35,732
Goodwill		**884,752**	824,711
Identified intangible assets	15	**258,508**	244,744
Total non-current assets		**1,480,830**	1,373,454
Total assets	3	**2,008,342**	1,950,688
Current liabilities			
Trade and other payables		**138,565**	108,522
Related party indebtedness	4	**–**	1,570,893
Interest-bearing liabilities	17	**4,499**	5,629
Employee benefits		**18,631**	13,585
Current tax liabilities		**7,843**	17,138
Provisions		**19,939**	30,595
Total current liabilities		**189,477**	1,746,362
Non-current liabilities			
Other payables		**44**	146
Interest-bearing liabilities	17	**11,591**	13,415
Deferred tax liabilities		**31,201**	15,868
Employee benefits		**6,999**	4,514
Provisions		**18,008**	35,365
Total non-current liabilities		**67,843**	69,308
Total liabilities	3	**257,320**	1,815,670
Net assets		**1,751,022**	135,018
Equity			
Equity attributable to equity holders of the parent			
Issued capital	18	**1,608,760**	–
Reserves	19	**32,277**	(6,451)
Retained profits	19	**109,985**	141,469
Total equity		**1,751,022**	135,018

The balance sheet is to be read in conjunction with the discussion and analysis on page 58 and the notes to these financial statements set out on pages 62 to 93.

Discussion and analysis of the Statement of Cash Flows

For the year ended 30 June 2006

Cash flows from operating activities
Net operating cash flow for the financial year was $167.9 million compared to $86.6 million in the prior period. The substantial increase over the prior period reflects the continued strong growth of Mayne Pharma Limited, both by acquisition and organically, and a greater focus on working capital management in the current period.

Cash flows from investing activities
Mayne Pharma Limited invested $141.9 million during the financial year. This cash was primarily utilised for:

- net payments for property, plant and equipment of $64.3 million;
- payments for acquisitions of entities and businesses of $23.1 million;
- payments for acquisition of operating rights and licences of $24.4 million;
- payments for capitalised product development activities of $27.8 million; and
- payments for investments of $3.3 million.

Cash flows from financing activities
Cash flows from financing activities primarily includes net cash of $37.8 million received from Mayne Group Limited in accordance with the terms of the demerger Scheme of Arrangement.

Net cash flows
Overall, the net cash position of the Group increased by $61.2 million to $115.6 million for the year ended 30 June 2006, including an adjustment for foreign exchange rate changes of $4.0 million.

Statement of Cash Flows

For the year ended 30 June 2006

	2006 $'000	2005 $'000
Cash flows from operating activities		
Cash receipts from customers	**836,155**	654,141
Cash payments to suppliers and employees	**(652,555)**	(566,276)
Cash generated from operations	**183,600**	87,865
Interest received	**1,000**	1,003
Interest paid	**(1,503)**	(3,309)
Income taxes (paid)/refunded	**(15,201)**	1,004
Net cash from operating activities	**167,896**	86,563
Cash flows from investing activities		
Payments for acquisition of entities and businesses	**(23,147)**	(100,395)
Payments for property, plant and equipment	**(64,346)**	(83,572)
Payments for operating rights and licences	**(24,418)**	(59,621)
Payments for amounts capitalised into goodwill	**–**	(7,937)
Payments for product development costs	**(27,761)**	(13,263)
Payments for investments	**(3,268)**	–
Proceeds from sale of property, plant and equipment	**112**	172
Proceeds on disposal of entities and businesses	**965**	8,726
Net cash from investment activities	**(141,863)**	(255,890)
Cash flows from financing activities		
Proceeds from borrowings with Symbion Health Limited	**37,767**	392,570
Proceeds from borrowings	**–**	39,899
Capitalised borrowing costs	**(1,734)**	–
Repayment of loans with Symbion Health Limited	**–**	(1,489)
Repayments of borrowings	**(4,928)**	(240,468)
Net cash from financing activities	**31,105**	190,512
Net increase in cash and cash equivalents	**57,138**	21,185
Cash and cash equivalents at the beginning of the financial year	**54,436**	38,151
Effect of exchange rate fluctuations on cash held	**4,045**	(4,900)
Cash and cash equivalents at the end of the financial year	**115,619**	54,436

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 60 and the notes to these financial statements set out on pages 62 to 93.

Notes to the concise financial statements

For the year ended 30 June 2006

1. Basis of preparation of concise financial report
The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

For reporting periods on or after 1 January 2005 the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards ('AIFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of adoption of AIFRS for the consolidated entity is 1 July 2005. This is the first AIFRS concise financial report prepared by the consolidated entity. AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' has been applied in preparing this financial report.

The concise financial report has been prepared on the basis of historical costs except for derivative financial instruments and available-for-sale investments which have been measured at fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report. Except for the change in accounting policy (refer note 27), the accounting policies adopted have been applied consistently throughout the consolidated entity to all periods presented in these consolidated financial statements and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purpose of transition to Australian Accounting Standards – AIFRS, as required by AASB 1. The impact of transition from previous GAAP to AIFRS is explained in note 26.

The presentation currency is Australian dollars.

2. Accounting estimates and judgements
The preparation of a financial report in conformity with Australian Accounting Standards requires Management to make certain judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have been applied by the consolidated entity are:

Impairment of goodwill and intangibles with indefinite useful lives
At least annually the consolidated entity assesses whether goodwill and intangible assets, with indefinite useful lives, are impaired. These calculations involve estimating the recoverable amount of the cash-generating units ('CGUs') to which the goodwill and intangible assets, with indefinite useful lives, are allocated.

The allocation of goodwill to the CGUs represents the integrated global nature of the injectable pharmaceutical business of the consolidated entity.

Share-based payment transactions
The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a Monte Carlo simulation valuation model and a Black-Scholes framework.

Defined benefit fund assumptions
Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit fund obligations.

Critical accounting judgements in applying the consolidated entity's accounting policies
Certain critical accounting judgements in applying the consolidated entity's accounting policies are described below.

Revenue recognition
In accordance with industry practice the consolidated entity offers discounts or allowances to some of its customers or governmental authorities in the form of rebates, charge backs, price adjustments, discounts, promotional allowances or other allowances. The consolidated entity's revenue recognition policy requires Management to make a number of estimates relating to rebates and other credits, charge backs and price adjustments. The accruals for these provisions are presented in the financial statements as reductions to the sale of goods and trade receivables.

Rebates, promotional and other credits
Provisions for rebates, promotional and other credits are estimated based on historical payment experience, estimated customer inventory levels, product dating and expiration and change in contract terms. Provisions for price adjustments, returns and charge backs require Management to make substantive judgements. The consolidated entity has extensive internal historical information which is used as the primary factor in determining reserve requirements and believes that this historical data, in conjunction with periodic review of available third-party data, updated for any applicable changes in available information, provides a reliable basis for the provision estimates.

Charge backs
The provision for charge backs is the most significant and complex estimate used in the recognition of revenue. In the United States the consolidated entity sells products directly to wholesalers and generic distributors ('wholesale customers') and also sells products indirectly to managed care organisations, hospitals and group purchase organisations ('indirect customers'). The consolidated entity enters into agreements with its indirect customers to establish pricing on certain products and the indirect customers then, independently, select a wholesaler from which they purchase the products at the agreed-upon prices. The consolidated entity then provides a credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler's invoice price, termed a 'charge back'.

The provision recognised by the consolidated entity for charge backs is estimated using the historical sell-through levels by the wholesale customers to the indirect customers and the estimated wholesaler inventory level. Management continually monitors the provision for charge backs and makes judgements when it believes that actual charge backs may differ from the estimated reserve.

Price adjustments
Price adjustments, also known as 'shelf stock adjustments' are credits issued to reflect decreases in the selling prices of the consolidated entity's products that customers have remaining in their inventories at the time of the price reduction. Decreases in selling prices are discretionary decisions made by Management to reflect competitive market conditions. The provision recognised for shelf stock adjustments is based upon specified terms with customers, estimated declines in market prices and estimates of inventory held by customers.

Capitalisation of development costs
Research and development activities are undertaken to maintain the product portfolio and pipeline of the consolidated entity. The intangible asset accounting policy of the consolidated entity requires that all expenditure incurred on research activities must be expensed while expenditure incurred on development activities must be capitalised. Capitalisation of development expenditure can only occur if it can be demonstrated that it is probable that the asset will generate future economic benefits.

In applying this policy Management are required, for each product development project, to make an assessment of when the project activity transitions from the research phase to the development phase including evaluating whether or not that expenditure is probable of generating future economic benefits for the consolidated entity.

When determining the point from which expenditure incurred in the development phase of a product development project must be capitalised management obtains advice from appropriately qualified and technically skilled employees of the consolidated entity with regard to the commercial success of the final product being developed and the technical feasibility of the development. In conjunction with this advice Management reviews whether it is the intention of the consolidated entity to continue with the development at which point a decision is then made as to whether or not the development expenditure should be capitalised.

3. Segmental reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risk and rewards that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those segments operating in other economic environments.

The consolidated entity's operations are predominantly made up of the worldwide development, manufacture and distribution of injectable pharmaceuticals. Business operations recently acquired have increased the consolidated entity's operations in the area of contract manufacturing. Manufacturing plants are located in Australia, the USA, Puerto Rico and Germany with products distributed to more than 65 countries in three principal geographical locations, being Asia Pacific, the Americas and Europe, Middle East and Africa.

Segment information is presented in the financial statements in respect of the consolidated entity's geographical segments which reflects the management and the internal reporting structure of the consolidated entity during the financial period.

Transfer prices between geographical segments are set at an arm's length basis in a manner similar to transactions with third parties. Segment revenue, segment expenses and segment results include transfers between the geographical segments. Inter-segment revenue and inter-segment results represent the internal trading within the consolidated group. These are eliminated on consolidation.

Segment results include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise expenditure which is not recovered from the operating segments, cash deposits, investments, borrowings and tax balances not attributable to the operating segments. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographic segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the asset.

Additional segment information has been provided in this report in relation to the injectable pharmaceutical and vials and contract manufacturing businesses of the consolidated entity.

3. Segmental reporting (continued)

Geographical segments for the year ended 30 June 2006

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Eliminations $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Revenue							
Revenue from external customers:							
Sale of goods	194,442	203,468	391,039	–	788,949	–	788,949
Government grants	1,121	–	–	–	1,121	–	1,121
Other income	3,738	1,527	1,216	–	6,481	–	6,481
	199,301	204,995	392,255	–	796,551	–	796,551
Inter-segment revenue	208,379	64,830	–	(273,209)	–	–	–
Total segment revenue	407,680	269,825	392,255	(273,209)	796,551	–	796,551
Result							
Segment profit before significant items	67,677	11,781	66,490	–	145,948	–	145,948
Significant items	–	(87,193)	(9,209)	–	(96,402)	–	(96,402)
Segment result	67,677	(75,412)	57,281	–	49,546	–	49,546
Inter-segment result	56,555	(6,600)	(46,395)	(3,560)	–	–	–
Total segment result	124,232	(82,012)	10,886	(3,560)	49,546	–	49,546
Unallocated expenses					(26,277)	–	(26,277)
Unallocated significant items					(27,165)	–	(27,165)
Results from operating activities					(3,896)	–	(3,896)
Net finance costs					(3,389)	–	(3,389)
Share of profit of associates and joint ventures	70	–	–	–	70	–	70
Profit/(loss) before tax					(7,215)	–	(7,215)
Income tax expense					(24,120)	–	(24,120)
Loss on sale of discontinued operation					–	–	–
Income tax expense					–	–	–
Loss on sale of discontinued operation, net of tax					–	–	–
Profit/(loss) for the period					(31,335)	–	(31,335)

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Unallocated $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Assets and liabilities							
Segment assets	1,002,865	373,920	536,615	90,301	2,003,701	–	2,003,701
Investment in associates	4,641	–	–	–	4,641	–	4,641
Total assets	1,007,506	373,920	536,615	90,301	2,008,342	–	2,008,342
Segment liabilities	78,801	28,472	79,372	70,675	257,320	–	257,320
Total liabilities	78,801	28,472	79,372	70,675	257,320	–	257,320
Other segment information							
Capital expenditure							
– property, plant and equipment	14,065	36,570	8,551	4,991	64,137	–	64,137
– intangible assets	27,169	6,066	10,127	5,766	49,128	–	49,128
Depreciation	9,560	4,938	5,052	100	19,650	–	19,650
Amortisation	3,557	15,579	10,810	–	29,946	–	29,946
Impairment losses	931	87,389	9,493	9,658	107,471	–	107,471
Restructuring provisions	3,935	–	–	17,507	21,442	–	21,442
Other significant items	–	–	–	–	–	–	–

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

3. Segmental reporting (continued)

Geographical segments for the year ended 30 June 2005

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Eliminations $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Revenue							
Revenue from external customers:							
Sale of goods	159,900	162,348	328,874	–	651,122	6,387	644,735
Government grants	1,200	–	–	–	1,200	–	1,200
Other income	(179)	546	5,158	–	5,525	–	5,525
	160,921	162,894	334,032	–	657,847	6,387	651,460
Inter-segment revenue	150,250	47,238	–	(197,488)	–	–	–
Total segment revenue	311,171	210,132	334,032	(197,488)	657,847	6,387	651,460
Result							
Segment profit before significant items	24,068	667	49,311	–	74,046	(3,324)	77,370
Significant items	(1,990)	(953)	–	–	(2,943)	–	(2,943)
Segment result	22,078	(286)	49,311	–	71,103	(3,324)	74,427
Inter-segment result	37,718	(8,990)	(24,256)	(4,472)	–	–	–
Total segment result	59,796	(9,276)	25,055	(4,472)	71,103	(3,324)	74,427
Unallocated expenses					–	–	–
Unallocated significant items					(10,000)	–	(10,000)
Results from operating activities					61,103	(3,324)	64,427
Net finance costs					(16,834)	(1,482)	(15,352)
Share of profit of associates and joint ventures	320	–	–	–	320	–	320
Profit/(loss) before tax					44,589	(4,806)	49,395
Income tax expense					(10,076)	–	(10,076)
Loss on sale of discontinued operation					(9,640)	(9,640)	–
Income tax expense					515	515	–
Loss on sale of discontinued operation, net of tax					(9,125)	(9,125)	–
Profit/(loss) for the period					25,388	(13,931)	39,319

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Unallocated $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Assets and liabilities							
Segment assets	975,959	411,141	525,123	37,161	1,949,384	3,016	1,946,368
Investment in associates	1,304	–	–	–	1,304	–	1,304
Total assets	977,263	411,141	525,123	37,161	1,950,688	3,016	1,947,672
Segment liabilities	1,084,125	396,323	275,960	59,262	1,815,670	559	1,815,111
Total liabilities	1,084,125	396,323	275,960	59,262	1,815,670	559	1,815,111
Other segment information							
Capital expenditure							
– property, plant and equipment	51,479	24,742	4,774	–	80,995	–	80,995
– intangible assets	6,630	9,862	123,089	–	139,581	–	139,851
Depreciation	7,288	4,514	4,621	–	16,423	101	16,322
Amortisation	2,363	14,574	8,403	–	25,340	–	25,340
Impairment losses	–	952	–	–	952	–	952
Restructuring provisions	–	–	–	–	–	–	–
Other significant items	1,990	–	–	10,000	11,990	–	11,990

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

3. Segmental reporting (continued)

Business segments for the year ended 30 June 2006

	Injectables & Vials $'000	Contract Manufacturing $'000	Unallocated $'000	Total $'000
Revenue from external customers:	706,063	90,488	–	796,551
Segment assets	1,716,064	201,977	90,301	2,008,342
Capital expenditure				
– property, plant and equipment	57,007	2,139	4,991	64,137
– intangible assets	43,362	–	5,766	49,128
Depreciation	16,577	2,973	100	19,650
Amortisation	27,889	2,057	–	29,946
Impairment losses	97,813	–	9,658	107,471
Restructuring provisions	3,935	–	17,507	21,442
Other significant items	–	–	–	–

Business segments for the year ended 30 June 2005

	Injectables & Vials $'000	Contract Manufacturing $'000	Unallocated $'000	Total $'000
Revenue from external customers:	610,490	47,357	–	657,847
Segment assets	1,786,496	127,031	37,161	1,950,688
Capital expenditure				
– property, plant and equipment	78,207	2,788	–	80,995
– intangible assets	139,581	–	–	139,581
Depreciation	13,330	3,093	–	16,423
Amortisation	25,042	298	–	25,340
Impairment losses	952	–	–	952
Restructuring provisions	–	–	–	–
Other significant items	11,990	–	–	11,990

4. Mayne Group Limited demerger of Mayne Pharma Limited

On 16 November 2005, the shareholders of Mayne Group Limited voted in favour of the proposed demerger and the separate Australian listing of its international injectable generic and specialty pharmaceutical business from its domestic healthcare business. Following approval of the demerger by shareholders, on 18 November 2005, the Supreme Court of Victoria officially endorsed the demerger Scheme of Arrangement thereby effecting the separation of the two businesses from that date.

On approval of the demerger two new companies, both listed on the Australian Stock Exchange ('ASX'), were formed, being:

- Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), an international pharmaceutical company focused on research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals; and
- Symbion Health Limited (formerly Mayne Group Limited), a large Australian healthcare-focused company with leading market positions in pathology, diagnostic imaging, pharmacy and health-related consumer products.

Both companies commenced trading on the ASX on 21 November 2005.

To implement the approved demerger a number of transactions occurred, the most significant of these transactions included an internal restructure of businesses and assets within Mayne Group prior to the separation, capital reduction and share issue that occurred in the appropriate entities to effect legal separation of the businesses.

Internal restructuring

On approval of the demerger, but prior to the actual separation of the pharmaceutical business, the ownership of a number of operational entities of Mayne Group Limited ('Mayne Group') was transferred within the Group to create the appropriate ownership structure for the swift demerger of the pharmaceutical business from Mayne Group. As a result of this internal restructure Mayne Pharma Limited ('Mayne Pharma') acquired FH Faulding & Co Limited from Mayne Group for consideration of $73.3 million. This consideration was not paid in cash but was added to the outstanding loan amounts owed by Mayne Pharma Limited to Mayne Group.

See note 22 for further details of the FH Faulding & Co Limited acquisition.

Capital/Debt restructure

On approval of the demerger the capital structures of both Mayne Group Limited and Mayne Pharma Limited changed significantly.

In accordance with the demerger Scheme of Arrangement, Mayne Group Limited reduced its capital and Mayne Pharma Limited issued 640,655,316 new shares. Instead of the Mayne Group shareholders receiving their Capital Reduction entitlements in cash the amounts were automatically applied, on behalf of the shareholders, as payment for the Mayne Pharma Limited shares that had been issued. As a consequence of the transaction each shareholder received one Mayne Pharma Limited Share for every Mayne Group Share held.

The impact of the above transaction on Mayne Pharma Limited was that as a result of the Mayne Group Limited capital reduction and share purchase, made by Mayne Group Limited on the behalf of its shareholders, the outstanding loan amounts owed to Mayne Group Limited were extinguished by Mayne Pharma Limited through the share issue.

At the date of the demerger, 18 November 2005, the net value of outstanding amounts owed by Mayne Pharma Limited to Mayne Group of $1,608.8 million were capitalised by Mayne Pharma Limited under the Scheme of Arrangement.

Refer to note 18 for further details on the contributed equity of Mayne Pharma Limited and the rights attaching to those shares issued.

Cash position

Under the demerger Scheme of Arrangement, Mayne Pharma Limited was to leave Mayne Group Limited with cash representing the business net cash flows (including capital expenditure) for the period from 1 July 2005 to the date of the demerger, being 18 November 2005. In settlement of this agreement under the demerger Scheme of Arrangement, Mayne Pharma Limited received cash totalling $37.8 million from Mayne Group.

	2006 $'000	2005 $'000
5. Other income		
Other trading revenue	**3,060**	5,134
Government grants	**1,121**	1,200
Other income	**3,421**	391
	7,602	6,725

6. Individually significant items included in other expenses

The following significant items are included in other expenses in the income statement:

Legal and other costs associated with UK litigation relating to Epirubicin	–	(10,000)
Impairment of property, plant and equipment	**(59,240)**	–
Impairment of development costs	**(43,289)**	(952)
Impairment of investments	**(3,530)**	–
Related party debt forgiveness	–	(1,990)
Costs associated with the demerger of Mayne Pharma Limited	**(11,858)**	–
Costs associated with examination of a possible listing on the London Stock Exchange	**(5,650)**	–
Total significant items	**(123,567)**	(12,942)

6. Individually significant items included in other expenses (continued)

Recoverability of property, plant and equipment
In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market.

The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma Limited is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

Recoverability of development costs
An impairment loss of $19.5 million was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma Limited was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca, and has subsequently lodged an appeal. Mayne Pharma Limited remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion.

A number of product and business development projects had been commenced by previous management and no longer fit with the new strategic direction of the Group. All these projects have ceased and an impairment loss of $14.6 million has been recognised in the income statement.

Other significant items include an impairment of $9.2 million of previously capitalised development costs of the bio-similar drug erythropoietin ('EPO'). In February 2005, Mayne Pharma Limited signed an agreement with Pliva d.d. to develop and bring to the market bio-similar EPO and granulocyte colony stimulating factor ('G-CSF'). Substantial progress had been made with EPO, however, in late 2005, the regulatory approval requirements for bio-similar EPO to be brought to market changed markedly in the European Union. After a further review of this change it was determined it would have required considerably more resources to be channelled into its development thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. As a consequence, Mayne Pharma Limited and Pliva have agreed to cease joint collaboration on EPO and re-focus efforts on bringing G-CSF to the market.

Recoverability of investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. In accordance with AASB 139 'Financial Instruments: Recognition and Measurement' the carrying value of the investment is adjusted to reflect the fair value of the shares at each reporting date with the revaluation recognised directly in equity. In the past 24 months the share price of the investment has steadily declined and as a result the carrying value of the investment has reduced by $3.5 million since the date the investment was acquired. $0.4 million of this reduction in value has occurred in the current period.

Following further analysis of the share price decline in the investment and the expiration of time, Management is of the view that the decline experienced to date is now of a permanent nature and accordingly an impairment loss of $3.5 million has been recognised in the income statement during the period to recognise this diminution in value.

Demerger of Mayne Pharma Limited
During the period an expense of $11.9 million has been recognised in relation to restructuring and rebranding of the consolidated entity's operations on the demerger of Mayne Pharma Limited (see note 4).

Examination of possible listing in the United Kingdom
As previously announced, the possibility of a listing on the London Stock Exchange in addition to our current listing on the Australian Stock Exchange is being examined and associated costs have been incurred. As of 30 June 2006 $5.7 million has been incurred with the majority of the expense resulting to consulting fees of professional advisers. The Board sees significant potential benefits in such a listing. No decision has yet been made.

	2006 $'000	2005 $'000
7. Individually significant items included in income tax expense		
Legal and other costs associated with UK litigation relating to Epirubicin	–	3,000
Impairment of property, plant and equipment	–	–
Impairment of development costs	3,836	–
Impairment of investments	–	–
Costs associated with the demerger of Mayne Pharma Limited	3,557	–
Costs associated with assessment of possible listing on the London Stock Exchange	1,695	–
Total significant tax items	9,088	3,000

8. Income taxes

Recognised in the income statement

	2006 $'000	2005 $'000
Current tax expense		
Current year	19,562	26,225
Adjustments for prior years	(7,641)	(4,608)
	11,921	21,617
Deferred tax expense		
Origination and reversal of temporary differences	11,732	(13,001)
Benefit of tax losses recognised	467	945
	12,199	(12,056)
Total income tax expense in income statement	24,120	9,561
Attributable to:		
Continuing operations	24,120	10,076
Discontinuing operations	–	(515)
	24,120	9,561

Reconciliation between tax expense and pre-tax net profit

The prima facie tax on profit differs from the income tax provided in the financial statements and is reconciled as follows:

	2006 $'000	2005 $'000
Profit before tax – continuing operations	(7,215)	49,395
Profit before tax – discontinuing operations	–	(14,446)
Profit before tax	(7,215)	34,949
Prima facie tax on profit calculated at 30% (2005: 30%)	(2,165)	10,485
From which is deducted the tax effect of:		
Utilisation of prior year tax losses	(226)	(829)
Research and development	(1,851)	(248)
Non-assessable income	(42)	(906)
	(4,284)	8,502
Increase in income tax expense due to:		
Non-deductible depreciation/amortisation	492	379
Non-deductible expenditure	2,450	1,487
Effect of tax losses (derecognised)/recognised	467	945
Australian controlled foreign corporations tax	1,262	–
Overseas income tax rate differences	2,230	309
Other variations	1,162	173
Significant items		
Non-deductible expenditure relating to Latin American businesses	–	2,374
Asset impairment associated with Puerto Rico facility	17,772	–
Other non-deductible expenditure	10,210	–
	31,761	14,169
Under/(over) provided in prior years	(7,641)	(4,608)
Income tax expense on pre-tax net profit	24,120	9,561

8. Income taxes (continued)

Current tax

Current tax expense, for the periods presented, represents the expected tax payable on the taxable income for the period. Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as current assets.

Deferred tax

The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

The primary components of the consolidated entity's recognised deferred tax assets include temporary differences relating to employee benefits, provisions and other items and the value of tax loss-carry-forwards recognised. The primary components of the consolidated entity's liabilities include temporary differences related to property, plant and equipment and intangible assets.

Deferred tax expense arises from the origination and reversal of temporary differences, effects of changes in tax rates and the benefits of tax losses recognised. The primary component of the deferred tax expense for the year ended 30 June 2006 is attributed to an increase in deferred tax assets, relating to increases in provisions and recognition of current year losses, offset by a decrease in deferred tax liabilities (excluding deferred tax liabilities recognised in business combinations).

9. Discontinued operations

Discontinued operation

The consolidated entity did not dispose of or classify any controlled entity or businesses as held for sale for the year ended 30 June 2006.

During the year ended 30 June 2005 the consolidated entity announced the divestment and closure of its pharmaceutical businesses located in Brazil and Mexico. Financial information pertaining to those businesses disposed of for the year ended 30 June 2005 is set out below. These operations are included within the Americas segment and are shown as discontinuing in note 3.

Effect of the disposal on individual assets and liabilities of the consolidated entity

	2006 $'000	2005 $'000
Property, plant and equipment	–	507
Inventories	–	2,531
Trade and other receivables	–	7,136
Cash and cash equivalents	–	1,245
Employee benefits	–	(79)
Trade payables	–	(6,991)
Net assets divested	–	4,349
Gain on disposal	–	5,510
Loss on closure of businesses	–	(15,150)
Loss on sale of discontinued operation	–	(9,640)
Consideration received:		
– disposal price	–	11,104
– deferred	–	(1,133)
Cash disposed of	–	(1,245)
Net cash inflow	–	8,726
Cash flow of the discontinued operations		
Net cash inflow/(outflow) of operating activities	–	(1,802)
Net cash inflow/(outflow) of investing activities	–	(601)
Net cash inflow/(outflow) of financing activities	–	–

10. Earnings per share

Set out below in (a) and (b) are the basic and diluted earnings per share of the consolidated entity for the year ended 30 June 2006 calculated in accordance with AASB 133 'Earnings per Share'.

In addition to the basic and diluted earnings per share an alternative earnings per share of the consolidated entity for the year ended 30 June 2006 is provided in part (e) of this note to reflect the impact of the demerger.

On 18 November 2005, to facilitate the separation of the global pharmaceutical businesses from Mayne Group Limited (refer note 4), Mayne Pharma Limited issued 640,655,316 new shares. Due to the significant change in the capital structure of the Company on the issuance of these shares the Board considers the use of an alternative denominator in determining the basic and dilutive earnings per share will provide more meaningful information than the earnings per share information calculated in (a) and (b) below.

For the purposes of calculating the alternative earnings per share measure in part (e) of this note the share issue is treated as if it occurred on 1 July 2004.

	2006	2005
(a) Basic earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(8.4)c**	39,319,000.0c
– from discontinued operations	**–**	(13,931,000.0)c
Attributable to the ordinary equity holders of the Company	**(8.4)c**	25,388,000.0c
Basic earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**22.2c**	49,261,000.0c
Basic earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in notes 6 and 7	**22.2c**	35,330,000.0c
(b) Diluted earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(8.4)c**	39,319,000.0c
– from discontinued operations	**–**	(13,931,000.0)c
Attributable to the ordinary equity holders of the Company	**(8.4)c**	25,388,000.0c
Diluted earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**22.2c**	49,261,000.0c
Diluted earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in notes 6 and 7	**22.2c**	35,330,000.0c

The basic and diluted earnings per share calculations from continuing operations for the year ended 30 June 2006 were based on the loss attributable to ordinary shareholders of $31,335,000 (2005: profit of $39,319,000). The basic and diluted earnings per share calculations after discontinuing operations for the year ended 30 June 2005 were based on the profit attributable to ordinary shareholders of $25,388,000, there were no discontinued operations for the year ended 30 June 2006.

(c) Weighted average number of ordinary shares

The weighted number of ordinary shares outstanding during the year ended 30 June 2006 used in the basic and diluted earnings per share calculations were determined as follows:

	Number of shares 2006	2005
Weighted average number of ordinary shares (basic)		
Issued ordinary shares at 1 July	**100**	100
Effect of shares issued in November 2005	**373,861,928**	–
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Effect of share options on issue	**604,782**	–
Weighted average number of ordinary shares at 30 June	**374,466,810**	100

Notes to the concise financial statements
For the year ended 30 June 2006

10. Earnings per share (continued)

	2006 $'000	2005 $'000
(d) Reconciliation of earnings used in calculation of basic and fully diluted earnings per share calculations before significant items:		
Profit/(loss) attributable to the ordinary equity holders of the Company	**(31,335)**	25,388
Significant items before tax (note 6)	**123,567**	12,942
Tax expense/(benefit) on significant items (note 7)	**(9,088)**	(3,000)
Net profit before significant items	**83,144**	35,330

	2006	2005
(e) Alternative earnings per share		
Alternative basic earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(4.9)c**	6.1c
– from discontinued operations	**–**	(2.1)c
Attributable to the ordinary equity holders of the Company	**(4.9)c**	4.0c
Basic earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**13.0c**	7.7c
Basic earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in notes 6 and 7	**13.0c**	5.5c
Alternative diluted earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(4.9)c**	6.1c
– from discontinued operations	**–**	(2.1)c
Attributable to the ordinary equity holders of the Company	**(4.9)c**	4.0c
Basic earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**13.0c**	7.7c
Basic earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in note 6 and 7	**13.0c**	5.5c

	Number of shares 2006	Number of shares 2005
Reconciliation of weighted average number of shares used in the calculation of alternative earnings per share:		
Issued ordinary shares at 1 July	**640,655,416**	640,655,416
Weighted average number of ordinary shares at 30 June	**640,655,416**	640,655,416
Effect of share options on issue	**604,782**	–
Weighted average number of shares used in calculation of diluted earnings per share	**641,260,198**	640,655,416

11. Dividends

No dividends were paid or proposed in the current or prior financial years.

After balance sheet date the following dividends were proposed by the directors. The dividends have not been recognised as a liability in these financial statements. The declaration and subsequent payment of dividends has no income tax consequences to the Company.

	Cents per share	Total amount	Franked/ unfranked	Date of payment
Final ordinary	1.5 c	$9,609,831	Franked	5 October 2006

The financial effect of this dividend has not been brought to account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

	THE COMPANY	
	2006 $'000	2005 $'000
Dividend franking account		
The amount of franking credits available for the subsequent financial year are:		
30 per cent franking credits available to shareholders of Mayne Pharma Limited for subsequent financial years	**4,720**	–

The above amounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of current tax liabilities;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables by the Company at the year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $4.1 million (2005: nil).

12. Investments accounted for using the equity method

The consolidated entity has the following investments in associates and a joint venture entity and accounts for these investments using the equity method.

Company	Principal activity	Reporting date	Country	Ownership 2006	Ownership 2005
Indochina Healthcare Limited	Pharmaceutical Distribution	30 June	Thailand	**45%**	45%
Zydus Mayne Oncology Pvt. Ltd	Product Development and Manufacture	31 March	India	**50%**	–

Joint venture entity

On 18 May 2005, Mayne Pharma Limited and Zydus Cadila Healthcare Limited entered into an agreement for the establishment of a joint venture entity for the development and manufacture of certain injectable cytotoxic products. Each party holds a 50% interest in the joint venture entity. During the period the consolidated entity contributed $3.3 million to establish the joint venture entity, Zydus Mayne Oncology Pvt. Ltd.

The principal activity of this jointly controlled entity will be the development and manufacture of certain injectable cytotoxic Active Pharmaceutical Ingredients (APIs) and pharmaceutical formulations. At present the joint venture entity is in the process of constructing a manufacturing facility situated in Ahmedabad, India.

Notes to the concise financial statements

For the year ended 30 June 2006

12. Investments accounted for using the equity method (continued)

Financial information relating to equity accounted investments

The consolidated entity's share of profits and losses, assets and liabilities of equity accounted investments is:

	2006 Jointly controlled entity $'000	2006 Associates $'000	2006 Total $'000	2005 Jointly controlled entity $'000	2005 Associates $'000	2005 Total $'000
Group share of revenue	–	2,461	2,461	–	2,451	2,451
Group share of profits before tax	–	140	140	–	419	419
Group share of income tax expense	–	(70)	(70)	–	(99)	(99)
Group share of net profit equity accounted	–	70	70	–	320	320
Movements in carrying amount of investments						
Carrying amount at beginning of the period	–	1,304	1,304	–	984	984
Changes in equity invested during the period	3,267	–	3,267	–	–	–
Share of net profit equity accounted	–	70	70	–	320	320
Carrying amount at the end of the period	3,267	1,374	4,641	–	1,304	1,304

13. Property, plant and equipment

Acquisitions and disposals

The consolidated entity acquired assets with a cost of $128.5 million during the year ended 30 June 2006 (2005: $85.1 million), including assets acquired through business combinations of $48.0 million (2005: $1.5 million). In addition assets totalling $16.2 million were acquired on the demerger of Mayne Pharma Limited (see note 4).

During the year ended 30 June 2006 no assets were disposed of through the sale of discontinued operations, however, in the prior period $0.5 million of assets disposed of related to the sale of discontinued operations (see note 9).

Impairment losses and asset write-downs

Aguadilla manufacturing facility

In late 2003, it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market. The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus of the consolidated entity and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma Limited is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment, and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

An impairment loss of $51.3 million has been recognised in 'other expenses' in the income statement in relation to the assessment performed by the consolidated entity on the carrying value of the assets of the Aguadilla manufacturing site. The estimate of the recoverable amount was based on the value in use of the assets of the manufacturing facility, determined using a pre-tax discount rate of 14.3%. In addition specific assets totalling $7.9 million relating to the Aguadilla manufacturing site were written down and are included in 'other expenses' in the income statement.

Business development projects

A number of 'in-progress' business development projects, included within assets under construction, that had been commenced by previous Management no longer fit with the new strategic direction of the consolidated entity. All these projects have ceased and an impairment loss of $9.7 million has been recognised within 'other expenses' in the income statement.

In addition an impairment loss of $0.7 million (2005: nil) was recognised in relation to the carrying value of other items of property, plant and equipment which is included within 'cost of sales' in the income statement.

	2006 $'000	2005 $'000
14. Product development		
Product development at cost	**51,538**	41,182
Accumulated amortisation	**(7,514)**	(5,450)
Written down value	**44,024**	35,732
Carrying amount at the start of the period	**35,732**	25,192
Additions	**29,098**	12,896
Impairment of assets	**(19,688)**	–
Disposals	**–**	–
Amortisation expense	**(1,483)**	(1,143)
Foreign currency exchange differences	**365**	(1,213)
Carrying amount at the end of the period	**44,024**	35,732

Acquisitions

The consolidated entity acquired product development intangibles totalling $0.4 million through business combinations during the year ended 30 June 2006 (2005: nil).

During the year ended 30 June 2006, the consolidated entity incurred $56.7 million (2005: $51.2 million) on product development activities with $27.6 million (2005: $38.3 million) expensed in the income statement. Of the total expenditure, $29.1 million (2005: $12.9 million) related to development expenditure of future products and has been capitalised in accordance with Group policy.

Impairment losses and asset write-downs

Propofol development costs

During the period the consolidated entity was unsuccessful in defending a non-infringement claim by the innovator of the anaesthetic product propofol. Mayne Pharma Limited has subsequently lodged an appeal and a Court date for the hearing was 7 September 2006. Mayne Pharma Limited remains confident of succeeding in this litigation but this process has delayed the launch of the product. In addition, the market dynamics have changed with additional competition leading to significant price erosion. These factors have caused the consolidated entity to assess the recoverable amount of its capitalised development costs relating to the propofol product.

Based on the assessment performed $19.5 million of the carrying amount of the capitalised development was written off and is recognised in 'other expenses' in the income statement. The estimate of recoverable amount was based on value in use, determined using a pre-tax discount rate of 14.3%.

In addition an impairment loss of $0.2 million was recognised in relation to the carrying value of other items of product development which is included within 'product development expenditure' in the income statement.

	2006 Computer software $'000	2006 Operating rights and licences $'000	2006 Total $'000	2005 Computer software $'000	2005 Operating rights and licences $'000	2005 Total $'000
15. Identified intangible assets						
Identified intangibles at cost	**12,259**	**306,924**	**319,183**	8,784	265,025	273,809
Accumulated amortisation	**(6,253)**	**(54,422)**	**(60,675)**	(3,903)	(25,162)	(29,065)
Written down value	**6,006**	**252,502**	**258,508**	4,881	239,863	244,744
Carrying amount at the start of the period	**4,881**	**239,863**	**244,744**	4,233	192,145	196,378
Additions	**211**	**68,179**	**68,390**	–	128,599	128,599
Transfer from assets under construction	**3,176**	**142**	**3,318**	2,309	–	2,309
Impairment of assets	**–**	**(39,212)**	**(39,212)**	–	–	–
Disposals	**(13)**	**(259)**	**(272)**	–	(40,767)	(40,767)
Amortisation expense	**(2,255)**	**(24,963)**	**(27,218)**	(1,661)	(21,995)	(23,656)
Foreign currency exchange differences	**6**	**8,752**	**8,758**	–	(18,119)	(18,119)
Carrying amount at the end of the period	**6,006**	**252,502**	**258,508**	4,881	239,863	244,744

Acquisitions
The consolidated entity acquired operating rights and licences intangibles totalling $48.4 million through business combinations during the year ended 30 June 2006 (2005: $2.3 million).

Impairment losses and asset write-downs
Bio-similar development costs
In February 2005, the consolidated entity entered into a partnership with Pliva d.d. ('Pliva') to develop and manufacture two major bio-similar products being erythropoietin ('EPO') and granulocyte colony stimulating factor ('G-CSF'). Under the agreement the consolidated entity would acquire the exclusive sales, marketing and distribution rights for the two products in Western Europe and other selected markets around the world.

Substantial progress had been made with the development of the EPO product, however, late in 2005 the regulatory approval requirements imposed by the European regulatory authority for bio-similar EPO to be brought to market, changed markedly. After assessing the impact of the regulatory changes it was determined that it would require considerably more resources to be channelled into the development of EPO thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. Accordingly, Mayne Pharma Limited and Pliva agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market (see note 25).

As a consequence the consolidated entity has recognised an impairment loss of $35.2 million in 'other expenses' in the income statement. In addition, the liability recognised for future milestone payments to Pliva for the development of EPO for $27.9 million was released and is included within 'other expenses' in the income statement. During the period incremental costs of $1.9 million incurred in relation to the development of EPO were also expensed to the income statement.

Acquired operating rights and licences
A number of individual operating rights and licences acquired by previous management no longer fit with the new strategic direction of the consolidated entity. These operating rights and licences will no longer be pursued by the consolidated entity and as a result an impairment loss of $3.6 million has been recognised in 'other expenses' in the income statement.

In addition the annual impairment assessment performed by the consolidated entity, in accordance with the consolidated entity's impairment of assets policy, has identified an impairment loss of $0.4 million in relation to the carrying value of other operating rights and licences which has been recognised in 'selling and marketing expenses' in the income statement. The impairments in the carrying value of the operating rights and licences were a result of ceasing to sell products into certain markets and price erosion caused by increased competition. The estimate of the recoverable amount of these assets was based on the value in use of the asset, determined using a pre-tax discount rate of 14.3%.

	2006 $'000	2005 $'000
16. Capital expenditure commitments		
Premises, plant and equipment		
Contracted for but not provided for or payable:		
Within one year	**6,033**	23,497
Later than one year and less than five years	**–**	–
Later than five years	**–**	–
	6,033	23,497
Product development and operating rights and licences		
Contracted for but not provided for or payable:		
Within one year	**4,598**	3,902
Later than one year and less than five years	**10,918**	2,535
Later than five years	**–**	–
	15,516	6,437
17. Interest-bearing loans and borrowings		
Current		
Secured bank loans	**–**	1,029
Unsecured bank loans	**799**	1,161
Other unsecured loans	**3,595**	3,439
Finance lease liabilities	**105**	–
	4,499	5,629
Non-current		
Unsecured bank loans	**1,599**	2,078
Other unsecured loans	**9,992**	11,337
Finance lease liabilities	**–**	–
	11,591	13,415
Available financing facilities		
Multi-currency bank debt facility	**225,000**	–
Bank overdraft facility	**1,000**	–
Standby letters of credit	**11,275**	8,213
Other bank facilities	**656**	–
	237,931	8,213

17. Interest-bearing loans and borrowings (continued)

Secured bank loans

Secured bank loans represents a factoring agreement between PHT Pharma Srl ('PHT') and Banca San Paolo ('San Paolo'). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advance at balance date is nil (2005: EUR 650,000; AUD 1,029,132).

Unsecured bank loans

Unsecured bank loans are denominated in Australian dollars and Euros.

Drawn term facility

At 30 June 2006 an amount of EUR 1.4 million (AUD 2.4 million) is payable in relation to a loan agreement between Wasserburger Arzneimittelwerk GmbH ('Wasserburger') and IKB Deutsche Industriebank AG ('IKB'). The loan is unsecured and is repayable in equal instalments in December and June of each year. The loan bears interest at a fixed rate of 3.75% per annum, and matures in June 2009.

Multi-currency bank debt facility

During the period the consolidated entity obtained an AUD 225.0 million unsecured syndicated multi-currency and multi-issuer bank debt facility. The syndicated bank debt facility is a three-year revolving loan facility and was undrawn at 30 June 2006.

Interest is payable on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market.

The facility contains customary provisions relating to events of default, which could trigger early repayment and also contains undertakings by Mayne Pharma Limited and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature.

Bank overdraft

The consolidated entity has a bank overdraft facility of AUD 1.0 million which is embedded within a set-off arrangement. The facility allows any individual account balance, within the set-off group, to be in overdraft of up to AUD 30.0 million, however, the net cash position of the set-off group must not exceed a bank overdraft position greater than AUD 1.0 million.

The facility is unsecured with interest charged daily on drawn amounts at the bank's official cash rate plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market.

Other unsecured loans

Other loans include a loan received from a customer to finance the expansion of production capacity at the consolidated entity's manufacturing facility at Wasserburger, Germany. The outstanding loan balance at 30 June 2006 is EUR 8.3 million (AUD 14.2 million). The loan bears interest at a fixed rate of 1% per annum and is repaid in annual instalments based on levels of production. Final repayment is due September 2009.

Standby letters of credit

The consolidated entity has a number of standby letter of credit facilities with different financial institutions. Each facility has differing terms and conditions that reflect the purpose of guarantee provided under the letter of credit. At 30 June 2006 the consolidated entity has not called upon any of the available letters of credit (2005: nil).

Other bank facilities

The consolidated entity has arranged a facility under which cash, of up to AUD 0.5 million, may be advanced against receipts from overseas customers. The facility has not been utilised at 30 June 2006.

In addition, a documentary letter of credit facility for AUD 0.2 million has also been arranged where payments, or proof of payment, is supplied to an overseas supplier by the financial intermediary to ensure the shipment of goods procured. This facility has not been utilised at 30 June 2006.

	2006 $'000	2005 $'000
18. Issued capital		
Ordinary shares		
Issued and paid up capital:		
640,655,416 ordinary shares fully paid (2005: 100 fully paid)	1,608,760	–
Total issued and paid up capital	1,608,760	–
Movements in share capital:		
Opening balance	–	–
Add:		
Ordinary shares issued during the year pursuant to the demerger scheme	1,608,760	–
	1,608,760	–

18. Issued capital (continued)

Stock exchange listing

On approval of the demerger (see note 4) Mayne Pharma Limited listed on the Australian Stock Exchange and commenced trading, under the code 'MYP', on 21 November 2005.

Share issues

Ordinary shares of 640,655,316, fully paid at $2.49 per share, were issued during the year ended 30 June 2006 pursuant to the demerger Scheme of Arrangement (see note 4). No ordinary shares were issued during the year ended 30 June 2005.

Terms and condition of ordinary shares

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

	Share-based payments $'000	Unrealised gain $'000	Cash flow hedge $'000	Foreign currency translation $'000	Total reserves $'000	Retained earnings $'000
19. Reserves and retained profits						
Balance at 1 July 2005	–	–	–	(6,451)	(6,451)	141,469
Effect of change in accounting policy	–	(3,112)	–	–	(3,112)	–
Balance at 1 July 2005 restated	–	(3,112)	–	(6,451)	(9,563)	141,469
Profit retained for the year	–	–	–	–	–	(31,335)
Dividends	–	–	–	–	–	–
Share-based payments	988	–	–	–	988	–
Actuarial gain/(loss)	–	–	–	–	–	(149)
Fair value adjustments	–	(350)	92	–	(258)	–
Foreign exchange adjustments on consolidation	–	–	–	37,672	37,672	–
Transfer to income statement	–	3,530	(92)	–	3,438	–
Balance at 30 June 2006	988	68	–	31,221	32,277	109,985
Balance at 1 July 2004	–	–	–	–	–	116,081
Profit retained for the year	–	–	–	–	–	25,388
Dividends	–	–	–	–	–	–
Share-based payments	–	–	–	–	–	–
Actuarial gain/(loss)	–	–	–	–	–	–
Fair value adjustments	–	–	–	–	–	–
Foreign exchange adjustments on consolidation	–	–	–	(6,381)	(6,381)	–
Transfer to income statement	–	–	–	(70)	(70)	–
Balance at 30 June 2005	–	–	–	(6,451)	(6,451)	141,469

Nature and purpose of reserves

Share-based payment reserve

The share-based payment reserve includes the recognition of the fair value of share options issued but not yet exercised in accordance with AASB 2 'Share-based Payment'.

Unrealised gain reserve

The unrealised gain reserve includes the changes in the fair value of investments that are classified as available-for-sale. Amounts are recognised in the income statement when the available-for-sale financial asset is sold or impaired.

Cash flow hedge reserve

The cash flow hedge reserve is used to record the portion of the gains or losses on a hedging instrument in a cash flow hedge that is determined to be effective, any ineffective portion of a cash flow hedge is recognised immediately in the income statement. Amounts are recognised in the income statement when the associated hedge transaction affects the profit and loss or where the hedging instrument relates to the acquisition of an asset the amount is recognised in the cost of that asset.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a foreign operation. The reserve is recognised in the income statement when the net investment is disposed of.

20. Employee benefits

Pension plans

The consolidated entity provides employee benefits under various arrangements, including through defined contribution and defined benefit pension plans. Many of these plans are defined contribution plans, where the Company contribution and resulting income statement charge is fixed at a set level or is a set percentage of an employee's pay. However, several plans, held in the USA (including Puerto Rico) and Germany, are defined benefit, where benefits are based on employees' length of service and average final salary.

Defined benefit plans

The consolidated entity provides fully for the present value of the unfunded obligations of the defined benefit plans as determined by the latest actuarial valuation.

The defined benefit plan in the USA has been closed to new entrants residing in continental USA since October 2003, benefits for existing employees in the plan, at that time, were subsequently frozen with effect from June 2005. The plan remains open to existing and new employees that reside in Puerto Rico. In Germany, two wholly unfunded defined benefit plans are in operation, one for staff members and the other for executives.

The cash funding of the USA plan, which may from time to time involve special payments, is determined in consultation with independent qualified actuaries to ensure that the assets together with the future contributions should be sufficient to meet future obligations. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by independent actuary, Dreighton Rosier, FSA, EA on 27 June 2006. Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensions Management GMBH on 30 June 2006.

	2006 %	2005 %
Scheme assets		
Cash	**17.0%**	17.0%
US stocks	**43.3%**	43.3%
Foreign stocks	**9.5%**	9.5%
Bonds	**30.1%**	30.1%
Other	**0.1%**	0.1%
	$'000	$'000
Total fair value of assets	**2,133**	1,885
Present value of unfunded obligations	**(7,149)**	(6,788)
Present value of funded obligations	**(2,995)**	(2,448)
Present value of scheme obligations	**(8,011)**	(7,351)
Deficit in the scheme recognised in the balance sheet	**(8,011)**	(7,351)

Contributions are also made to a number of industry accumulation funds in accordance with various awards and other complying funds.

20. Employee benefits (continued)

Share-based payments

Mayne Pharma Limited Executive Share Option Plan ('ESOP')

Under the Mayne Pharma Limited ESOP, selected Mayne Pharma Limited executives are eligible to receive options over Mayne Pharma Limited shares. Options may be offered to executives at such times and on such terms as the Board from time to time decides. No consideration is payable on grant of the options, unless the Board decides otherwise.

The Board determines the exercise price payable on the exercise of an option when the option is granted. Under the terms of the ESOP, the exercise price is subject to adjustment if Mayne Pharma Limited shares are offered to Mayne Pharma Limited shareholders by way of a bonus issue or rights issue prior to the exercise of the options or, if there is any reorganisation of the issued share capital of Mayne Pharma Limited (including by way of capital reduction, share buy-back or cancellation).

The conditions which must be satisfied before an option may be exercised, including the period during which the option may be exercised and any performance hurdles, are determined by the Board when the option is granted. Unless the Board determines otherwise, and having regard to the satisfaction of any performance conditions, an option may be exercised notwithstanding that the exercise conditions have not been met:

- in circumstances where the relevant executive's employment with Mayne Pharma Limited terminates as a result of retirement, redundancy, total and permanent disablement or death; or
- if a takeover bid or scheme of arrangement is made in respect of the Company.

In addition, the Board may determine that an option may be exercised notwithstanding that the exercise conditions have not been met in any other circumstances in its discretion.

The expense recognised in the income statement for the current period is $1.0 million (2005: nil) in relation to options granted under the ESOP. Prior to the demerger of Mayne Pharma Limited on 18 November 2005 (see note 4) the Company did not provide any share-based compensation arrangements to employees under this plan.

Mayne Pharma Limited Senior Executive Short Term Incentive Plan ('SESTIP')

Under the SESTIP the Board may award an incentive amount to selected senior executives of Mayne Pharma Limited (an 'Award') with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne Pharma Limited executives are required to take a minimum of 40% (or such other percentage as the Board determines) of each Award as deferred Mayne Pharma Limited shares ('Deferred Shares'). Mayne Pharma Limited executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Pharma Limited shares ('Elective Shares'), with the balance of the award payable in cash.

The Award is based on performance for the year, which is tested against specific performance and service conditions, before it is made. If the Board determines that the specific conditions applicable to an Award have been satisfied, Mayne Pharma Limited must pay the cash component of the Award to the participant and provide sufficient funds to the trustee of the Mayne Pharma Group SESTIP Trust (the 'Trustee') to permit the Trustee to acquire Mayne Pharma Limited shares that are equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

This plan is currently suspended, no Awards have been made under this plan during the current period (2005: nil).

Mayne Pharma Limited Employee Share Plan ('ESP')

The Mayne Pharma Limited ESP allows eligible employees to acquire Mayne Pharma Limited Shares from the Plan Trustee ('Plan Shares') with an aggregate market value (for each employee) not greater than $1,000. Eligible employees are employees of a Mayne Pharma Group company and who are invited to participate in the Mayne Pharma Limited ESP by the Plan Trustee. The Plan Trustee remains the registered holder of the Plan Shares until they are transferred to the participant in accordance with the terms of the ESP.

No purchase price is payable by participating employees for Plan Shares. Mayne Pharma Limited will contribute to the Plan Trustee the amount required to acquire the shares on behalf of participating employees and the Plan Trustee will then, at the election of Mayne Pharma Limited, either purchase or subscribe for Mayne Pharma Limited shares on behalf of the participant.

No awards have been made to employees under this plan during the current period (2005: nil).

21. Financial instruments

The consolidated entity's financial instruments, other than derivatives, comprise bank overdrafts, short-term borrowings, loans, current and non-current investments, cash, short-term deposits and standby letters of credit. The main purpose of these financial instruments is to manage the consolidated entity's funding and liquidity requirements. The consolidated entity has other financial instruments such as trade receivables and trade payables, which arise directly from operations.

Exposure to credit risk, interest rate and currency risks arises in the normal course of the consolidated entity's business and represent the principal financial risks to which the consolidated entity is exposed. The consolidated entity uses derivative financial instruments to hedge exposure to fluctuations in foreign exchange rates and interest rates in accordance with the Board approved policies set out below. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument may be found in the consolidated entity's full financial report.

Credit risk

The consolidated entity is exposed to customers ranging from government backed agencies such as hospitals and large private wholesalers to individual clinics and pharmacies. Concentrations of credit risk are minimised by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has a credit policy in place and receivable balances are monitored on an ongoing basis with the result that the consolidated entity's exposure to bad debts is not significant. Trade receivable exposures are managed locally in the operating regions where they arise.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the consolidated entity. The consolidated entity principally deals with major banks and their controlled entities in relation to transactions involving derivative financial instruments and as a result the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

For the years ended 30 June 2006 and 30 June 2005 there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk

The consolidated entity's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term loans and bank loans.

Interest rate risk

The consolidated entity may enter into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the consolidated entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures. Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time, at a specified rate, at a specified date in the future.

There were no outstanding interest rate swap or option contracts at 30 June 2006 or at 30 June 2005.

Foreign exchange risk

The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than Australian dollars. The currencies giving rise to this risk are primarily Sterling, Euro, US dollars and Canadian dollars. The largest transactional exposure is on Euro to Australian dollar conversion, on Euro sales and Australian dollar manufacturing.

Currency exposure is managed centrally and where deemed necessary the consolidated entity uses forward exchange contracts to hedge its foreign currency risk on committed transactions. All forward exchange contracts have maturities of less than one year after the balance sheet date however the contracts may be rolled over at maturity if required.

It is the consolidated entity's policy to neither engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-Australian dollar subsidiaries.

The consolidated entity classifies its forward exchange contracts, which are hedging committed transactions, as cash flow hedges and measures them at fair value. The consolidated entity did not have any forward exchange contracts at 30 June 2006 or 30 June 2005.

	Date of acquisition	Proportion of shares acquired
22. Acquisition of controlled entities and businesses		
Acquisition of controlled entities		
30 June 2006		
FH Faulding & Co Limited	18 November 2005	100%
30 June 2005		
Intra-Tech Healthcare Limited	2 June 2005	100%
Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH	20 June 2005	100%
PHT Pharma Srl	24 June 2005	100%

30 June 2006

FH Faulding & Co Limited

On 17 June 2005, Mayne Group Limited, the former parent entity of the consolidated entity, announced its intention to demerge its global injectable generic and speciality pharmaceuticals business to create an independent publicly traded company. That company is Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited. On 18 November 2005 the shareholders of Mayne Group Limited approved the demerger (see note 4).

The approval of the demerger triggered a number of transactions that occurred to fulfil the requirements of the Implementation Deed, the Demerger Deed, the Internal Restructure Agreements and certain other agreements for the purposes of effecting an internal restructure of Mayne Group Limited prior to separation of the pharmaceutical business.

As a result of the internal restructuring transactions of Mayne Group Limited on 18 November 2005 Mayne Pharma Limited acquired, from Mayne Group Limited, 100% of the shares of FH Faulding & Co Limited, representing the pharmaceutical manufacturing business located in Salisbury Australia, for consideration of $73.3 million. The provisional fair value of the acquired assets and liabilities is set out below.

In the seven and a half months to 30 June 2006 the operations of FH Faulding & Co Limited contributed net profit after tax of $6.9 million to the consolidated net profit for the period. If the restructuring had occurred on 1 July 2005 the estimated impact for the 12 months to 30 June 2006 would have been to increase revenue by an additional $13.9 million and increase profit by an additional $6.2 million.

In addition, the internal restructuring transactions that took place as a result of the demerger resulted in other assets totalling $2.4 million being transferred from Mayne Group Limited to Mayne Pharma Limited.

30 June 2005

Intra-Tech Healthcare Limited

On 2 June 2005, the consolidated entity formalised the acquisition of Intra-Tech Healthcare Limited, a company specialising in the manufacture and distribution of aseptically prepared pre-filled syringes and infusion bags based in London, United Kingdom for a total consideration of $47.7 million. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations of Intra-Tech Healthcare Limited in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the 12 months to 30 June 2005 would have been to increase revenue by an additional $25.2 million and increase profit by an additional $1.7 million.

Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH

On 20 June 2005, the consolidated entity acquired all of the shares of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH ('Onkoworks'), for a total consideration of $26.8 million. Onkoworks is a pharmaceutical company that focuses on the sale of generic and oncology products to specialist doctors operating in private practices across Germany. The provisional fair values of the acquired assets and liabilities is set out below.

From the date of acquisition the operations of Onkoworks contributed net profit after tax of $0.3 million to the net profit of the consolidated entity for the financial year ended 30 June 2005. If the operations of Onkoworks had been acquired by the consolidated entity at the beginning of the 2005 financial reporting year the estimated impact on revenue for the 12 months to 30 June 2005 would have been to increase revenue by an additional $6.1 million and reduce profit by $0.8 million.

22. Acquisition of controlled entities and businesses (continued)

PHT Pharma Srl

The consolidated entity formalised the acquisition of PHT Pharma Srl on 24 June 2005 for a total consideration of $25.9 million and by doing so increased its presence in the Italian hospital market. PHT Pharma Srl ('PHT') is a Milan-based marketing and sales organisation whose product range is focused on cardiovascular, anaesthesiology and pain management. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations PHT in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the 12 months to 30 June 2005 would have been to increase revenue by an additional $5.5 million and increase profit by an additional $0.3 million.

Acquisition of businesses

30 June 2006

Biologici Italia Laboratories

On 1 July 2005, the consolidated entity entered into an agreement to acquire the hospital sales and distribution capability of Biologici Italia Laboratories, a pharmaceutical company based in Milan, Italy. The acquisition was completed on 2 August 2005 with the consolidated entity acquiring the business and assets for a total consideration of $16.3 million.

30 June 2005

Laboratorios Farmaceuticos ROVI SA

On 15 December 2004, the consolidated entity acquired the specialised hospital generic pharmaceutical distribution business of Laboratorios Farmaceuticos ROVI SA ('ROVI') for total consideration of $30.3 million securing the consolidated entity a direct sales and marketing presence in Spain. The purchase included the acquisition of distribution rights for an existing generic hospital product portfolio and pipeline of injectable products including a sales and marketing team.

Effect of acquisitions

The acquisitions had the following effect on the consolidated entity's assets and liabilities.

	Biologici Italia Laboratories $'000	FH Faulding & Co Limited $'000	Mayne Pharma recognised values $'000	Fair value adjustments* $'000	Acquiree carrying amounts $'000
30 June 2006					
Property, plant and equipment	5	47,954	**47,959**	**(3,866)**	**44,093**
Intangible assets	421	47,954	**48,375**	**(47,410)**	**965**
Inventories	962	5,015	**5,977**	–	**5,977**
Trade and other receivables	13	22,417	**22,430**	–	**22,430**
Cash and cash equivalents	–	(615)	**(615)**	–	**(615)**
Interest-bearing loans and deposits	–	(50,458)	**(50,458)**	–	**(50,458)**
Trade and other payables	(248)	(25,902)	**(26,150)**	**15,195**	**(10,955)**
Net identifiable assets and liabilities	1,153	46,365	**47,518**	**(36,081)**	**11,437**
Goodwill on acquisition	15,195	26,955	**42,150**		
Consideration paid	16,348	73,320	**89,668**		
Satisfied in:					
– cash	16,005	–	**16,005**		
– deferred consideration	343	–	**343**		
– creation of interest-bearing borrowing	–	73,320	**73,320**		
Cash/(overdraft) acquired	–	(615)	**(615)**		
Net cash outflow	16,005	615	**16,620**		

* All of the above fair value adjustments were made in relation to the acquisition of FH Faulding & Co Limited.

Goodwill has arisen on acquisition of FH Faulding & Co Limited and the business of Biologici Italia Laboratories because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

22. Acquisition of controlled entities and businesses (continued)

	Intra-Tech Healthcare Limited $'000	Onkoworks GmbH $'000	Laboratorios PHT Pharma Srl $'000	Farmaceuticos ROVI SA $'000	Mayne Pharma recognised values $'000	Fair value adjustments $'000	Acquiree carrying amounts $'000
30 June 2005							
Property, plant and equipment	1,402	101	43	–	**1,546**	–	**1,546**
Intangible assets	–	2,155	126	–	**2,281**	–	**2,281**
Inventories	1,251	1,658	2,594	–	**5,503**	–	**5,503**
Trade and other receivables	4,299	5,487	10,429	5,998	**26,213**	–	**26,213**
Cash and cash equivalents	2,143	1,472	528	–	**4,143**	–	**4,143**
Interest-bearing loans and deposits	(54)	–	(1,099)	–	**(1,153)**	–	**(1,153)**
Trade and other payables	(3,727)	(3,089)	(8,648)	–	**(15,464)**	–	**(15,464)**
Net identifiable assets and liabilities	5,314	7,784	3,973	5,998	**23,069**	–	**23,069**
Goodwill on acquisition	42,389	18,992	21,917	24,350	**107,648**		
Consideration paid	47,703	26,776	25,890	30,348	**130,717**		
Satisfied in:							
– cash	44,642	16,408	13,142	30,348	**104,540**		
– deferred consideration	3,061	10,368	12,748	–	**26,177**		
Cash/(overdraft) acquired	2,143	1,472	528	–	**4,143**		
Net cash outflow	42,499	14,936	12,614	30,348	**100,397**		

Goodwill has arisen on the above acquisitions because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

At 30 June 2005 the above acquisitions were accounted for on a provisional basis. During the current financial year the fair value of the assets and liabilities acquired under each of the business combinations detailed above were finalised. As a result during the financial year ended 30 June 2006 the acquisition accounting of these business combinations was adjusted to accurately reflect the fair value of the assets and liabilities acquired resulting in an increase to goodwill of $1.8 million.

23. Contingent liabilities

Legal proceedings

Mayne Pharma Limited is involved in various legal proceedings considered typical to its business, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations, Management does not expect them to have a materially adverse effect on the consolidated entity's financial position or profitability.

The information usually required by AASB 137 'Provisions, Contingent Liabilities and Contingent Assets' has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

Contractual commitments

Mayne Pharma Limited enters into consulting agreements with professional advisers from time to time as part of the normal operations of the business. In some instances these agreements may have contingent fees associated with the agreements. Given confidentiality restrictions in those agreements, the contingent fees have not been disclosed.

Guarantees

The consolidated entity has supplied a letter of credit to the financial intermediary of the joint venture entity, Zydus Mayne Oncology Pvt. Ltd, for $1.5 million (2005: nil).

24. Related parties

Symbion Health Limited ('Symbion')

The consolidated entity had a related party relationship with Symbion (formerly Mayne Group Limited) up until the demerger of Mayne Pharma Limited on 18 November 2005 (see note 4).

Sale of goods

The consolidated entity supplies products to Symbion's Pharmacy business. For the four and a half months to 18 November 2006 Symbion Health Limited purchased goods from the consolidated entity to the amount of $17.0 million (12 months to 30 June 2006: $33.1 million).

Shared Services Agreements

On the demerger of Mayne Pharma Limited (see note 4) certain shared facilities and services were provided by Symbion to the consolidated entity under the terms and conditions of the Transition and Stored Services Agreements that were established on demerger. The Stored Services Agreements expired on 28 February 2006. The amounts charged by Symbion to the consolidated entity under the agreements were on a cost recovery basis only.

25. Subsequent events

Acquisition of SuperGen oncology products

On 22 June 2006, the consolidated entity announced that an agreement had been reached with SuperGen, Inc ('SuperGen') to acquire the North American rights to Nipent® (pentostatin for injection) and SurfaceSafe. Nipent® is a treatment approved for patients with hairy cell leukaemia and SurfaceSafe is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

The total consideration payable for the purchase of the two oncology products from SuperGen is USD 33.4 million (AUD 45.1 million). Under the terms of the agreement Mayne Pharma Limited will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts relating to Nipent® in North America and SurfaceSafe.

Subsequent to year end the formalities of the acquisition have been completed and on 22 August 2006 Mayne Pharma Limited paid USD 13.4 million (AUD 18.1 million), of the total USD 33.4 million (AUD 45.1 million) consideration, to SuperGen upon signing the acquisition agreement. The remaining payments under the terms of the acquisition agreement are contingent on key events and product performance.

Continued development agreement with Pliva

On 28 July 2006, the consolidated entity announced that an agreement with Pliva d.d. ('Pliva') has been finalised for the continued development of biosimilar granulocyte-colony stimulating factor ('G-CSF') for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is a haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with Pliva in February 2005 involving G-CSF and Erythropoietin ('EPO'). Following the previously announced termination of the EPO part of the collaboration (see notes 6 and 15), this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones set by Mayne Pharma Limited and Pliva.

The consolidated entity is committed to pay $6.0 million on signing the agreement with Pliva. Upon successful achievement of all milestones future capital committments total $20.6 million.

Dividend declaration

Since the end of the financial year the Directors have declared the following dividend:

	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements	Dividend payment date
Final ordinary	1.5 c	1.5 c	0.0 c	20 September 2006	5 October 2006

The financial effect of these dividends has not been brought into account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

26. Explanation of transition to AIFRS

These are the consolidated entity's first consolidated annual financial statements prepared in accordance with AIFRS.

Except for the change in accounting policy (refer note 27), the accounting policies adopted by the consolidated entity have been applied in preparing the consolidated financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the year ended 30 June 2005 the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

26. Explanation of transition to AIFRS (continued)
Reconciliation of equity

	Note	Previous GAAP	Effect of transition to AIFRS 1 July 2004 $'000	AIFRS	Previous GAAP	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS
Current assets							
Cash and cash equivalents		38,151	–	38,151	54,436	–	54,436
Trade and other receivables		140,176	–	140,176	172,356	–	172,356
Related party receivables		117,778	–	117,778	159,054	–	159,054
Inventories		176,831	–	176,831	180,570	–	180,570
Prepayments		11,674	–	11,674	10,818	–	10,818
Total current assets		484,610	–	484,610	577,234	–	577,234
Non-current assets							
Other receivables		3,723	–	3,723	2,460	–	2,460
Investments		4,728	–	4,728	4,273	–	4,273
Investments accounted for using the equity method		984	–	984	1,304	–	1,304
Deferred tax assets	(h)	28,025	8,380	36,405	31,563	5,598	37,161
Property, plant and equipment	(b), (g)	170,276	(4,235)	166,041	228,619	(5,550)	223,069
Product development	(g)	11,541	13,651	25,192	17,274	18,458	35,732
Goodwill	(a)	865,017	(119,744)	745,273	890,454	(65,743)	824,711
Identified intangible assets	(a), (g)	60,461	121,751	182,212	145,634	99,110	244,744
Total non-current assets		1,144,755	19,803	1,164,558	1,321,581	51,873	1,373,454
Total assets		1,629,365	19,803	1,649,168	1,898,815	51,873	1,950,688
Current liabilities							
Trade and other payables		86,317	–	86,317	108,522	–	108,522
Related party indebtedness		1,154,424	–	1,154,424	1,570,893	–	1,570,893
Interest-bearing liabilities		2,623	–	2,623	5,629	–	5,629
Employee benefits	(c)	9,883	449	10,332	13,180	405	13,585
Current tax liabilities		3,611	–	3,611	17,138	–	17,138
Provisions		14,161	–	14,161	30,595	–	30,595
Total current liabilities		1,271,019	449	1,271,468	1,745,957	405	1,746,362
Non-current liabilities							
Other payables		2,709	–	2,709	146	–	146
Interest-bearing liabilities		234,857	–	234,857	13,415	–	13,415
Deferred tax liabilities	(h)	10,067	13,227	23,294	2,779	13,089	15,868
Employee benefits		759	–	759	4,514	–	4,514
Provisions		–	–	–	35,365	–	35,365
Total non-current liabilities		248,392	13,227	261,619	56,219	13,089	69,308
Total liabilities		1,519,411	13,676	1,533,087	1,802,176	13,494	1,815,670
Net assets		109,954	6,127	116,081	96,639	38,379	135,018
Equity							
Equity attributable to equity holders of the parent							
Issued capital		–	–	–	–	–	–
Reserves	(b), (d)	(23,473)	23,473	–	(29,283)	22,832	(6,451)
Retained profits		133,427	(17,346)	116,081	125,922	15,547	141,469
Total equity		109,954	6,127	116,081	96,639	38,379	135,018

26. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity

The deferred tax impact of the adjustments described below are set out in note (h).

(a) AASB 3 'Business Combinations' ('AASB 3')

The consolidated entity has applied AASB 3 to all business combinations that have occurred since 1 July 2004 (the date of transition to AIFRS). In addition, the consolidated entity has elected to apply AIFRS retrospectively to all business combinations that occurred between 1 October 2003 and the date of transition. Accordingly, the consolidated entity has revisited the acquisition accounting of certain business combinations under AIFRS resulting in the revised measurement of certain acquired assets.

In making the election to apply AASB 3 from 1 October 2003 the consolidated entity has revisited the following business combinations under AIFRS, that occurred prior to transition date:

- purchase of the worldwide generic injectable Paclitaxel business and related assets and infrastructure from NaPro Biotherapeutics, Inc ('NaPro') and Abbott Laboratories ('Abbott');
- purchase of a suite of injectable multivitamin products and related assets and infrastructure that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH ('Wasserburger').

In addition, the consolidated entity has revisited those acquisitions made prior to 30 June 2005 but subsequent to transition date. These include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH; and
- purchase of the shares in PHT Pharma Srl, which is a generic pharmaceutical business that specialises in the hospital segment.

Under AIFRS, goodwill acquired in a business combination will not be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate potential impairment.

In applying AASB 3 to those business combinations that occurred prior to transition date, additional intangible assets have been identified and the consolidated entity reduced goodwill by $119.7 million and increased intangible assets by $117.5 million on 1 July 2004. The net difference of $2.2 million, being a credit to retained earnings, comprises a reversal in goodwill amortisation of $5.6 million, an increase in intangibles amortisation of $6.2 million and the derecognition of costs capitalised into goodwill of $1.6 million. The amortisation charge recognised in the income statement relating to the additional intangible assets recognised on transition to AIFRS is $12.2 million for the year to 30 June 2005.

The effect on the consolidated entity of applying AASB 3 for the year to 30 June 2005 reduced goodwill by $2.9 million relating to the derecognition of costs capitalised into goodwill with the corresponding amount being charged to other expenses in the income statement.

The requirement to cease all goodwill amortisation from transition date had the effect of reducing the amortisation expense in the income statement by $45.7 million for the year to 30 June 2005.

(b) AASB 116 'Property, Plant and Equipment' ('AASB 116')

Under previous GAAP, the accounting policy of the consolidated entity was to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under AIFRS, the consolidated entity has elected to apply the cost basis of recording property, plant and equipment thereby deeming the carrying value of property, plant and equipment to be the cost value from the date of transition.

In making the above election on transition to AIFRS, the asset revaluation reserve was derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to AIFRS the asset revaluation reserve of the consolidated entity under previous GAAP was nil, therefore no transitional adjustment was required. At 30 June 2005 the asset revaluation reserve under previous GAAP was $0.7 million. This revaluation was reversed resulting in a reduction in the value of property, plant and equipment and removal of the asset revaluation reserve.

(c) AASB 119 'Employee Benefits' ('AASB 119')

Under previous GAAP, the policy of the consolidated entity was to ensure that sufficient contributions were made to the defined benefit superannuation plans, operated in the United States and Germany, to ensure that there was no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. These contributions were expensed in accordance with actuarial assessments and the rules of the respective fund.

Under AIFRS, AASB 119 requires the net surplus or deficit of defined benefit funds, at transition date, to be recognised in the balance sheet with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. The consolidated entity recognised a defined benefit liability of $0.5 million on transition to AIFRS.

26. Explanation of transition to AIFRS (continued)

(c) AASB 119 'Employee Benefits' ('AASB 119') (continued)
Revised AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. The consolidated entity has elected to early adopt revised AASB 119 and has elected to recognise all actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the income statement.

(d) AASB 121 'The Effects of Changes in Foreign Exchange Rates' ('AASB 121')
On the date of transition to AIFRS, the consolidated entity took advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election resulted in a credit adjustment against the FCTR of $23.5 million with a corresponding adjustment being made to retained earnings.

Subsequent to transition to AIFRS exchange rate differences relating to the translation of foreign operations, including the impact on the AIFRS transition adjustments, will continue to be recognised as a separate component of equity in the FCTR. The exchange differences are then released through the income statement when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to AIFRS.

(e) AASB 132 'Financial Instruments: Disclosure and Presentation' ('AASB 132') and AASB 139 'Financial Instruments: Recognition and Measurement' ('AASB 139').
Under AASB 132/139, the consolidated entity's accounting policy has changed to recognise in the balance sheet all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value are carried at cost or amortised cost.

AASB 139 requires fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations to be recognised in the balance sheet. The gains and losses on hedging instruments that arise from the use of fair value hedges are recognised in the income statement. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, are deferred to equity until the hedged item is settled. When a hedge transaction is settled the gain or loss deferred to equity is then recognised in the income statement or deferred to the balance sheet depending on the transaction that the hedge was designated to. Gains and losses on hedging instruments used in hedges of net investments in foreign operations are recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which the consolidated entity is a party, must be recognised on balance sheet. The consolidated entity has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

The consolidated entity is required to comply with AASB 132/139 from 1 July 2004, however, an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. The consolidated entity has elected to take advantage of this exemption therefore there are no adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005 as previous GAAP continues to apply for these periods.

Refer note 27 regarding the impact of this change in accounting policy for the year ended 30 June 2006 and on the comparative reporting period on adoption of AASB 132/139 from 1 July 2005.

(f) AASB 136 'Impairment of Assets' ('AASB 136')
On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to AIFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives and assets not yet available for use must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136, impairment of these assets is assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset was identified for the consolidated entity.

For the year ended 30 June 2005 no impairment of any tangible non-current asset or intangible asset has been identified for the consolidated entity.

(g) AASB 138 'Intangible Assets' ('AASB 138')
Under previous GAAP, the consolidated entity's policy on research and development activities was to recognise all costs incurred as an expense in the income statement. Under AIFRS, AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure that must be capitalised.

On transition to AIFRS, the consolidated entity recognised an intangible asset, relating to development activities of $13.7 million. For the year to 30 June 2005 there was a reduction in other expenses of $5.8 million relating to development expenditure capitalised and an increase to amortisation expense of $1.0 million relating to the amortisation of capitalised development costs, resulting in a net increase in net profit before tax of $4.8 million for the year to 30 June 2005.

26. Explanation of transition to AIFRS (continued)

(g) AASB 138 'Intangible Assets' ('AASB 138') (continued)
The general principles under AASB 1 require, on transition to AIFRS, that the recognition and classification of all assets and liabilities be assessed in terms of AIFRS. The consolidated entity has reviewed all intangibles recognised under previous GAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to AIFRS, computer software assets of $4.2 million were reclassified from other non-current assets to intangible assets. During the 12 months to 30 June 2005 computer software assets totalling $0.6 million were capitalised and have been reclassified from property, plant and equipment to other intangible assets.

(h) AASB 112 'Income Taxes' ('AASB 112')
With the introduction of AIFRS a 'balance sheet' approach to accounting for taxation has been adopted, replacing the previous GAAP 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

Under previous GAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under AIFRS, the threshold for asset recognition is the 'probable' test.

The identified net tax adjustments to deferred tax assets and liabilities that arise on transition to AIFRS standards, comprise the following:

	1 July 2004 $'000	30 June 2005 $'000
Property, plant and equipment	1,245	1,216
Product development costs	4,095	5,538
Employee benefits	(122)	(135)
Adoption of AASB 3	499	451
Adoption of balance sheet approach	(870)	421
Net increase/(decrease) in net deferred tax liability/(asset)	4,847	7,491

The effect on the income statement for the year to 30 June 2005 was to increase the tax charge by $2.4 million.

The effect of the above adjustments on retained earnings is as follows:

	Note	$'000	$'000
Goodwill	(a)	(119,744)	(65,743)
Other intangibles	(a), (g)	121,751	99,110
Property, plant and equipment	(b), (g)	(4,235)	(5,550)
Product development costs	(g)	13,651	18,458
Employee benefits	(c)	(449)	(405)
Reclassification of foreign currency translation reserve	(d)	(23,473)	(23,498)
Asset revaluation reserve	(b)	–	666
Deferred tax	(h)	(4,847)	(7,491)
Total adjustment to retained earnings		(17,346)	15,547
Attributable to:			
Equity holders of the parent		(17,346)	15,547
		(17,346)	15,547

Notes to the concise financial statements
For the year ended 30 June 2006

26. Explanation of transition to AIFRS (continued)
Reconciliation of profit for the year ended 30 June 2005

	Note	Previous GAAP	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS
Sales revenue		644,735	–	644,735
Cost of sales		(368,973)	–	(368,973)
Gross profit		275,762	–	275,762
Other income		6,725	–	6,725
Distribution expenses		(20,085)	–	(20,085)
Selling and marketing expenses		(72,647)	–	(72,647)
Administrative expenses		(50,759)	–	(50,759)
Product development expenditure	(g)	(44,079)	5,788	(38,291)
Amortisation of operating rights and licences	(a), (g)	(8,859)	(13,136)	(21,995)
Other expenses	(a)	(57,007)	42,724	(14,283)
Results from operating activities		29,051	35,376	64,427
Financial income		2,039	–	2,039
Financial expense		(17,391)	–	(17,391)
Net finance costs		(15,352)	–	(15,352)
Share of net profits of investments accounted for using the equity method		320	–	320
Profit/(loss) before tax		14,019	35,376	49,395
Income tax expense	(h)	(7,663)	(2,413)	(10,076)
Profit after tax but before loss of discontinued operations and loss on sale of discontinued operations		6,356	32,963	39,319
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	(d)	(13,861)	(70)	(13,931)
Profit/(loss) attributable to members of Mayne Pharma Limited		(7,505)	32,893	25,388

Explanation of material adjustments to the cash flow statement
Development costs of $5.8 million for the year to 30 June 2005 were classified in operating cash flows under previous GAAP in the cash flow statement. Under AIFRS, development costs that are capitalised in accordance with AASB 138 (see note (g)) are classified as investing cash flows.

There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous GAAP.

27. Change in accounting policy

In the current financial period the consolidated entity adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', from 1 July 2005. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedge reserve and fair value reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005.

Reconciliation of opening balances affected by AASB 132 and 139 at 1 July 2005 on the consolidated entity

	Note	30 June 2005	Effect of change in accounting policy $'000	1 July 2005
Equity securities available-for-sale	(a)	4,273	(3,067)	1,206
Fair value derivative assets	(b)	–	–	–
Fair value derivative liabilities	(b)	–	–	–
Cash flow hedge reserve	(b)	–	–	–
Unrealised gain reserve	(a)	–	(3,112)	(3,112)
Foreign currency translation reserve	(a)	–	(45)	(45)

(a) Available-for-sale financial assets

Under previous GAAP, available-for-sale equity securities were recognised at cost. In accordance with AIFRS these are recognised at fair value with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 'recycled' through the income statement. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The effect on the consolidated entity is to decrease equity securities available-for-sale by $3.1 million and decrease the unrealised gain reserve by $3.1 million at 1 July 2005.

(b) Derivatives

Under previous GAAP, and the consolidated entity's accounting policy, not all derivatives were recognised on balance sheet. On adoption of AASB 139 all derivatives will be recognised on balance sheet at fair value. At 1 July 2005 there is no effect on the consolidated entity on adoption of this new accounting policy.

(c) Loans and receivables

Under AIFRS, loans and receivables are required to be carried at amortised cost. There is no effect on the consolidated entity at 1 July 2005 on adoption of this new accounting policy.

Directors' declaration

In the opinion of the Directors of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), the accompanying concise financial report including the remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration report in the Directors' report, of the consolidated entity, comprising Mayne Pharma Limited and its controlled entities for the financial year ended 30 June 2006, set out on pages 53 to 96:

(a) has been derived from or is consistent with the full financial report for the financial year, and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Signed in accordance with a resolution of the Directors on 20 September 2006 in Melbourne.

Peter Willcox
Chairman

Thierry Soursac
Chief Executive Officer and Managing Director

Independent audit report on concise financial report

To the members of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)

Scope

The financial report, remuneration disclosures and directors' responsibility

The concise financial report comprises the income statement, statement of recognised income and expense, balance sheet, statement of cash flows, accompanying notes 1 to 27, and the accompanying discussion and analysis on the income statement, statement of recognised income and expenses, balance sheet, and statement of cash flows, and the Directors' declaration for Mayne Pharma Limited ('the Company') and its controlled entities ('the consolidated entity') for the year ended 30 June 2006.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ('remuneration disclosures'), required by Australian Accounting Standard AASB 124 'Related Party Disclosures', under the heading 'Remuneration report' in sections 1 to 5 and 8 of the Directors' report and not in the concise financial report.

The Directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and errors, and for the accounting policies and accounting estimates inherent in the concise financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report and the remuneration disclosures of the Company and its controlled entities for the year ended 30 June 2006. The Remuneration report in the full financial report also contains information in sections 6, 7 and 9 not required by Australian Accounting Standard AASB 124 which is not subject to our audit. Our audit report on the full financial report and the remuneration disclosures was signed on 20 September 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of Management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of Mayne Pharma Limited and its controlled entities for the financial year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG

KPMG

Paul J McDonald

Paul J McDonald
Partner

Melbourne
20 September 2006

ASX additional information

Additional information required by the Australian Stock Exchange Listing Rules and not disclosed elsewhere in this report is set out below

Shareholdings (as at 8 September 2006)

Substantial shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company's voting securities. The current issued capital of Mayne Pharma Limited as at 8 September 2006 is 640,655,416.

Shareholder	Latest reported shareholding	% of issued capital
Maple-Brown Abbott Limited	66,348,612	10.36%
Westpac Banking Corporation	60,949,883	9.51%
National Australia Bank Limited Group	53,188,183	8.30%
Challenger Financial Services Group Limited	34,219,662	5.34%
Lazard Asset Management Pacific Co	33,622,493	5.25%

Distribution of equity security holders

Holding category	Number of holders of fully paid ordinary shares	Number of shares
1-1,000[1]	32,640	12,221,623
1,001-5,000	24,009	55,202,320
5,001-10,000	3,932	28,067,152
10,001-100,000	2,089	43,878,871
100,001 and over	115	501,285,450
Total	62,785	640,655,416

[1] There are 14,784 shareholders holding less than a marketable parcel at 8 September 2006.

Twenty largest shareholders[2]

Shareholder	Number of shares	Percent of shares on issue
Westpac Custodian Nominees Ltd	153,506,380	23.96%
National Nominees Limited	76,596,524	11.96%
JP Morgan Nominees Australia Limited	67,303,139	10.51%
Citicorp Nominees Pty Limited	44,269,277	6.91%
Cogent Nominees Pty Limited	24,453,236	3.82%
ANZ Nominees Limited	22,423,146	3.50%
Westpac Financial Services Ltd	20,418,196	3.19%
UBS Nominees Pty Ltd	14,792,330	2.31%
RBC Dexia Investor Services	14,227,240	2.22%
HSBC Custody Nominees	9,890,496	1.54%
AMP Life Limited	9,415,181	1.47%
Victorian Workcover Authority	3,938,164	0.61%
Westpac Life Insurance	3,240,084	0.51%
Queensland Investment Corporation	3,132,497	0.49%
Transport Accident Commission	2,636,415	0.41%
Australian Foundation Investment	2,100,000	0.33%
Australian Reward Investment Alliance	1,967,154	0.31%
Macquarie Equities Asia Limited	1,517,320	0.24%
The University of Melbourne	1,513,695	0.24%

[2] This table identifies the registered shareholders who may not beneficially own the shares.

Voting rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities, has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative, has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

Stock exchange

The Company is listed on the Australian Stock Exchange. The home exchange is Melbourne.

Other information

Mayne Pharma Limited is a publicly listed company limited by shares and is incorporated and domiciled in Australia.

Important dates

20 September 2006

5 October 2006

21 November 2006

10 am on Tuesday 21 November 2006
The Auditorium
Melbourne Exhibition Centre
2 Clarendon Street
Southbank Victoria 3006

Company information

ABN 58 097 064 330

Level 3
390 St Kilda Road
Melbourne Victoria 3004
Australia

GPO Box 2997
Melbourne Victoria 3001
Australia

Telephone +613 9868 0700
Facsimile +613 9868 0868
Website www.maynepharma.com

Australian Stock Exchange
Stock Code 'MYP'

Mayne Pharma Investor Relations

Telephone +44 20 7420 8400
Facsimile +44 20 7420 8452
Email investor.relations@maynepharma.com

Shareholder Information and Inquiries

Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Telephone 1300 761 191
+612 8280 7154
Facsimile +612 9287 0303
Email registrars@linkmarketservices.com.au
Website www.linkmarketservices.com.au

Dr Thierry Soursac

Mr Paul Binfield

Mrs Tamara Joseph
Mr Dimitri Kiriacoulacos

KPMG

Glossary

'Anti-cancer agents' are drugs that are used to prevent the reproduction or growth of cancer cells and are used in chemotherapy treatments

'Bisphosphonate' a class of drugs used to strengthen bone

'Calcium Leucovorin' is an adjuvant therapy used in some cancer treatment regimens

'Carboplatin' is an anti-cancer agent used to treat ovarian cancer

'Camptosar®' is a brand of Irinotecan

'Clofarabine' is an anti-cancer agent used in the treatment of acute lymphoblastic leukaemia in paediatric patients who have relapsed or are refractory to other chemotherapies

'Docetaxel' is an anti-cancer agent used in the treatment of breast cancer, lung cancer, prostate cancer and stomach cancer

'Doryx®' is a brand of an anti-infective drug

'Eligard®' is a brand of a prostate cancer drug

'Eloxatin®' is a brand of Oxaliplatin

'Epirubicin' is an anti-cancer agent used to treat breast cancer

'Evoltra®' is a brand of Clofarabine

'Gemcitabine' is an anti-cancer agent used to treat cancer of the breast, pancreas and lung

'Hydromorphone' is a narcotic analgesic used to relieve pain

'Irinotecan' is an anti-cancer agent used to treat colorectal cancer

'Kadian®' is a brand of sustained-release morphine administered to relieve pain

'Local market value' of a product refers to the value of sales of the equivalent branded product in the market or markets in which Mayne Pharma Limited anticipates launching that product

'Methotrexate' is an anti-cancer agent used to treat certain types of cancer, psoriasis, and rheumatoid arthritis

'Mitoxantrone' is an anti-cancer agent used to treat prostate cancer; acute nonlymphocytic leukaemia including myelogenous, promyelocytic, monocytic, and erythroid acute leukaemias; and multiple sclerosis

'MVI®' is a brand of an injectable multivitamin

'Navelbine®' is a brand of vinorelbine

'Nipent®' is an anti-cancer agent used in the treatment of a specific type of blood cancer (hairy cell leukaemia)

'Octreotide®' is a man-made protein used to treat acromegaly

'Ondansetron' is an anti-nausea drug

'Oxaliplatin' is an anti-cancer agent used to treat colorectal cancer

'Paclitaxel' is a chemotherapy drug derived from species of yew tree and used in the treatment of various cancers including breast and ovarian cancer

'Pamidronate' is a drug used in the treatment of certain forms of hypercalcemia

'Vinorelbine' is an anti-cancer agent used to treat lung cancer

Designed and produced by Ross Barr & Associates Pty Limited

www.maynepharma.com

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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/09/2006

TIME: 14:07:43

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Annual Financial Report

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities
30 June 2006

The financial information provided in the following pages is for Mayne Pharma Limited for the twelve months 1 July 2005 to 30 June 2006.

As outlined in the Mayne Group Limited Explanatory Memorandum dated 7 October 2005 related to the demerger of Mayne Pharma Limited from Mayne Group Limited, Mayne Pharma Limited acquired from Mayne Group Limited FH Faulding & Co Limited including its pharmaceutical businesses based in Salisbury effective 18 November 2005 and accordingly they are not included in the financial results for the period 1 July 2005 to 17 November 2005 or in the comparative financial information. The financial results therefore differ from the 'pro forma' financials shown in the Mayne Group Limited Explanatory Memorandum which included a full twelve month contribution.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

ABN 58 097 064 330

Annual Financial Report

30 June 2006

Contents

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Income Statements

For the year ended 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Sales revenue	2	788,949	644,735	404,010	411,189
Cost of sales		(434,193)	(368,973)	(290,845)	(292,656)
Gross profit		354,756	275,762	113,165	118,533
Other income	4	7,602	6,725	7,620	4,642
Distribution expenses		(19,768)	(20,085)	(1,799)	(2,940)
Selling and marketing expenses		(91,294)	(72,647)	(22,236)	(17,482)
Administrative expenses		(70,583)	(50,759)	(34,411)	(15,949)
Product development expenditure		(27,573)	(38,291)	(13,155)	(24,926)
Amortisation of operating rights and licences		(24,963)	(21,995)	(150)	(53)
Other expenses	5	(132,073)	(14,283)	(34,854)	(18,103)
Results from operating activities	5	(3,896)	64,427	14,180	43,722
Financial income	8	1,239	2,039	12,108	9,794
Financial expense	8	(4,628)	(17,391)	(776)	(14,356)
Net financing costs	8	(3,389)	(15,352)	11,332	(4,562)
Share of net profits of associates accounted for using the equity method	16	70	320	-	-
Profit/(loss) before tax		(7,215)	49,395	25,512	39,160
Income tax expense	9	(24,120)	(10,076)	(10,645)	(12,179)
Profit after tax but before loss on discontinued operations and loss on sale of discontinued operations		(31,335)	39,319	14,867	26,981
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	2, 10	-	(13,931)	-	(11,738)
Profit/(loss) attributable to members of Mayne Pharma Limited	26	(31,335)	25,388	14,867	15,243

Earnings per share (note 11):

The earnings per share calculations presented below have been prepared in accordance with AASB 133 *Earnings per Share*.

Basic earnings per share attributable to ordinary equity holders	(8.4) c	25,388,000.0 c
Diluted earnings per share attributable to ordinary equity holders	(8.4) c	25,388,000.0 c
Basic earnings per share from continuing operations	(8.4) c	39,319,000.0 c
Diluted earnings per share from continuing operations	(8.4) c	39,319,000.0 c

On 18 November, to facilitate the separation of the global pharmaceutical business from Mayne Group Limited, Mayne Pharma Limited issued 640,655,316 new shares (refer note 25). Due to the significant change in the capital structure of the company on the issuance of these shares an alternative denominator has been used in determining the basic and dilutive earnings per share figures shown below:

Alternative basic earnings per share attributable to ordinary equity holders	(4.9) c	4.0 c
Alternative diluted earnings per share attributable to ordinary equity holders	(4.9) c	4.0 c
Alternative basic earnings per share from continuing operations	(4.9) c	6.1 c
Alternative diluted earnings per share from continuing operations	(4.9) c	6.1 c

Dividends per share (note 27):

Final payable 5 October 2006 (cents per share)	1.5 c	0.0 c

The income statements are to be read in conjunction with the notes to these financial statements set out on pages 6 to 63.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Statements of Recognised Income and Expenses

For the year ended 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Foreign exchange adjustments on consolidation	26	37,672	(6,381)	3,501	(3,747)
Available-for-sale investments					
Gain/(loss) on valuation of available-for-sale investments	26	(350)	-	-	-
Transfer of available-for-sale equity reserves to income statement	26	3,530	-	-	-
Cash flow hedges:					
Effective portion of changes in fair value	26	92	-	92	-
Transfer to income statement for the year	26	(92)	-	(92)	-
Actuarial gain/(loss) on defined benefit plans taken directly to equity	26	(149)	-	-	-
Income tax on items taken directly to or transferred from equity		-	-	-	-
Net income recognised directly in equity		40,703	(6,381)	3,501	(3,747)
Profit/(loss) for the period		(31,335)	25,388	14,867	15,243
Total recognised income and expense for the period attributable to equity holders		9,368	19,007	18,368	11,496

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Effects of change in accounting policy to equity holders:					
First-time adoption of AASB 139 *Financial Instruments: Recognition and Measurement*					
Net gain/(loss) on cash flow hedges	39	-	-	-	-
Net gain/(loss) on fair value of available-for-sale investments	39	(3,112)	-	-	-
		(3,112)	-	-	-

Movements in reserves and retained profits are set out in note 26.

The statements of recognised income and expenses are to be read in conjunction with the notes to these financial statements set out on pages 6 to 63.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Balance Sheets

As at 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Current Assets					
Cash and cash equivalents	12	115,619	54,436	48,349	-
Trade and other receivables	13	204,918	172,356	562,939	354,020
Related party receivables	13	-	159,054	-	124,259
Prepayments	13	11,501	10,818	3,539	783
Inventories	14	195,474	180,570	87,553	93,897
Total Current Assets		527,512	577,234	702,380	572,959
Non-Current Assets					
Other receivables	13	2,830	2,460	1,590	3
Investments	15	905	4,273	802,170	336,191
Investments accounted for using the equity method	16	4,641	1,304	-	-
Deferred tax assets	17	24,965	37,161	-	1,611
Property, plant and equipment	18	260,205	223,069	137,436	131,126
Product development	19	44,024	35,732	41,811	18,459
Goodwill	19	884,752	824,711	201,861	201,861
Identified intangible assets	19	258,508	244,744	16,449	7,838
Total Non-Current Assets		1,480,830	1,373,454	1,201,317	697,089
Total Assets		2,008,342	1,950,688	1,903,697	1,270,048
Current Liabilities					
Trade and other payables	20	138,565	108,522	79,902	77,476
Related party indebtedness	21	-	1,570,893	-	988,105
Interest-bearing liabilities	21	4,499	5,629	146,960	167,297
Employee benefits	22	18,631	13,585	6,714	5,649
Current tax liabilities	23	7,843	17,138	2,400	10,651
Provisions	24	19,939	30,595	11,281	1,535
Total Current Liabilities		189,477	1,746,362	247,257	1,250,713
Non-Current Liabilities					
Other payables	20	44	146	-	-
Interest-bearing liabilities	21	11,591	13,415	-	-
Deferred tax liabilities	17	31,201	15,868	6,325	-
Employee benefits	22	6,999	4,514	5,666	4,514
Provisions	24	18,008	35,365	2,500	-
Total Non-Current Liabilities		67,843	69,308	14,491	4,514
Total Liabilities		257,320	1,815,670	261,748	1,255,227
Net Assets		1,751,022	135,018	1,641,949	14,821
Equity					
Equity attributable to equity holders of the parent					
Issued Capital	25	1,608,760	-	1,608,760	-
Reserves	26	32,277	(6,451)	(246)	(3,747)
Retained profits	26	109,985	141,469	33,435	18,568
Total Equity		1,751,022	135,018	1,641,949	14,821

The balance sheets are to be read in conjunction with the notes to these financial statements set out on pages 6 to 63.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities
Statements of Cash Flows
For the year ended 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Cash flows from operating activities					
Cash receipts from customers		836,155	654,141	505,810	380,371
Cash payments to suppliers and employees		(652,555)	(566,276)	(483,288)	(327,217)
Cash generated from operations		183,600	87,865	22,522	53,154
Interest received		1,000	1,003	662	-
Interest paid		(1,503)	(3,309)	-	-
Income taxes (paid)/refunded		(15,201)	1,004	(782)	-
Net cash from operating activities	34	167,896	86,563	22,402	53,154
Cash flows from investing activities					
Payments for acquisition of entities and businesses	33	(23,147)	(100,395)	-	-
Payments for property, plant and equipment		(64,346)	(83,572)	(14,891)	(51,411)
Payments for operating rights and licenses		(24,418)	(59,621)	(7,893)	-
Payments for amounts capitalised into goodwill		-	(7,937)	-	-
Payments for product development costs		(27,761)	(13,263)	(24,672)	(5,788)
Payments for investments		(3,268)	-	(3,268)	-
Proceeds from sale of property, plant and equipment		112	172	-	-
Proceeds on disposal of entities and businesses		965	8,726	965	8,726
Net cash from investment activities		(141,863)	(255,890)	(49,759)	(48,473)
Cash flows from financing activities					
Proceeds from borrowings with Symbion Health Limited		37,767	392,570	37,767	392,570
Proceeds from borrowings with controlled entities		-	-	42,317	(395,085)
Proceeds from borrowings		-	39,899	-	-
Capitalised borrowing costs		(1,734)	-	(1,734)	-
Repayment of loans by related parties		-	(1,489)	-	-
Repayments of borrowings		(4,928)	(240,468)	-	-
Net cash from financing activities		31,105	190,512	78,350	(2,515)
Net increase/(decrease) in cash and cash equivalents		57,138	21,185	50,993	2,166
Cash and cash equivalents at the beginning of the financial year		54,436	38,151	(7,102)	(9,268)
Effect of exchange rate fluctuations on cash held		4,045	(4,900)	-	-
Cash and cash equivalents at the end of the financial year	12, 21	115,619	54,436	43,891	(7,102)

The statements of cash flows are to be read in conjunction with the notes to these financial statements set out on pages 6 to 63.

1. Significant accounting policies

Mayne Pharma Limited ('the Company') is a company domiciled in Australia and is listed on the Australia Stock Exchange with a financial year end of 30 June. The consolidated financial report has been prepared for the financial year ended 30 June 2006 comprising the Company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates and jointly controlled entities.

The financial report was authorised for issue by the directors on 11 September 2006.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. International Financial Reporting Standards ('IFRSs') form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. This financial report, comprising the financial statements and the notes thereto, comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

For reporting periods on or after 1 January 2005 the consolidated entity and the Company must comply with AIFRS as issued by the AASB. The date of adoption of AIFRS for the consolidated entity is 1 July 2005. This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.* The Company and consolidated entity has elected to adopt the exemption available in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period.

An explanation of how the transition to AIFRS has affected the financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 38. This note includes reconciliations of equity and profit or loss for comparative periods reported under Australian GAAP (previous GAAP) to those reported for those periods under AIFRS.

(b) Basis of preparation

The consolidated entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 *Employee Benefits* (Dec 2004);
- AASB 2004-3 *Amendments to Australian Accounting Standards* (December 2004) amending AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004); AASB 101 *Presentation of Financial Statements and* AASB 124 *Related Party Disclosures;*
- AASB 2005-1 *Amendments to Australian Accounting Standards* (May 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement;*
- AASB 2005-3 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 119 *Employee Benefits* (either June or December 2004);
- AASB 2005-4 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 132 *Financial Instruments: Disclosure and Presentation,* AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts;*
- AASB 2005-5 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004) and AASB 139 *Financial Instruments: Recognition and Measurement;*
- AASB 2005-6 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 3 *Business Combinations;*
- AASB 2006-1 *Amendments to Australian Accounting Standards* (January 2006) amending AASB 121 *The Effects of Changes in Foreign Exchange Rates* (July 2004);
- UIG 4 *Determining whether an Arrangement contains a Lease* (June 2005); and
- UIG 9 *Reassessment of Embedded Derivatives* (April 2006).

Issued standards not early adopted:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
- AASB 2005-9 *Amendments to Australian Accounting Standards* (September 2005) requires liabilities arising from the issue of financial guarantee contracts to be recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006; and
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation,* AASB 101 *Presentation of Financial Statements,* AASB 114 *Segment Reporting,* AASB 117 *Leases,* AASB 133 *Earnings per Share,* AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* AASB 4 *Insurance Contracts,* AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts;* arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are only concerned with disclosures.

The initial adoption of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and the consolidated entity. However, the quantification of the impact is not known or reasonably estimable in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

The financial report has been prepared on the basis of historical costs except for derivative financial instruments and available-for-sale investments which have been measured at fair value.

The financial report and Directors' Report is presented in Australia dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100 (updated by CO 05/641 effective 28 July 2005 CO 06/51 effective 31 January 2006). The Company is of a kind to which the class order applies.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of asset and liability that are not readily apparent from other sources.

1. Significant accounting policies (continued)

(b) Basis of preparation (continued)

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 1(d).

Except for the change in accounting policy (refer note 39), the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purpose of transition to Australian Accounting Standards - AIFRS, as required by AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.*

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c) Basis of consolidation

The consolidated financial report is a consolidation of the financial statements of the parent company, Mayne Pharma Limited, and all its controlled entities (subsidiaries) and equity consolidation of all its associated and jointly controlled entities (the 'consolidated entity').

Subsidiaries

Subsidiaries are those entities controlled by the Company. Control is the capacity of the Company to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of the subsidiaries are included in the consolidated financial report from the date that control is obtained until the date that control ceases and are prepared for the same reporting period as the parent company and using consistent accounting policies.

All inter-entity transactions, balances, income and expenses and any unrealised gains and losses arising from inter-entity transactions have been eliminated in full on consolidation.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Associated entities

Associates are entities over which the consolidated entity has the capacity to significantly influence, but not control, the financial and operating policies of the entity. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting.

Under the equity method the consolidated entity's share of its associates post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movement in the consolidated entity's share of net assets of the associate are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment in the consolidated financial statements.

When the consolidated entity's share of the losses exceeds its interest in the associate, the consolidated entity's carrying amount of the associate investment is reduced to nil and no further losses are recognised unless the consolidated entity has incurred an obligation or made payments on behalf of an associate.

Unrealised gains on transactions between the consolidated entity and its associates are eliminated to the extent of the consolidated entity's interest in the associates with adjustments made to the 'Investment in associates' and 'share of associates net profit' accounts. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

Investments in associates are accounted for in the Company's financial statements using the cost method.

Joint ventures

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by a contractual agreement.

Jointly controlled entities

The interest in a jointly controlled entity, including partnerships, are accounted for in the consolidated financial statements using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Unrealised gains on transactions between the consolidated entity and its joint ventures are eliminated to the extent of the consolidated entity's interest in the entity. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

In the Company's financial statements investments in joint venture entities are carried at cost.

(d) Significant accounting estimates, judgements and assumptions

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make certain judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have been applied by the consolidated entity are:

1. Significant accounting policies (continued)

(d) Significant accounting estimates, judgements and assumptions (continued)

Impairment of goodwill and intangibles with indefinite useful lives

At least annually the consolidated entity assesses whether goodwill and intangible assets, with indefinite useful lives, are impaired. These calculations involve estimating the recoverable amount of the cash-generating units ('CGU's) to which the goodwill and intangible assets, with indefinite useful lives, are allocated. The assumptions used in the estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 19.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a Monte-Carlo simulation valuation model and a Black-Scholes framework, applying the assumptions discussed in note 22.

Defined benefit fund assumptions

Various actuarial assumptions are utilised in the determination of the consolidated entities defined benefit fund obligations. These assumptions are discussed in note 22.

Critical accounting judgements in applying the consolidated entity's accounting policies

Certain critical accounting judgements in applying the consolidated entity's accounting policies are described below.

Revenue recognition

In accordance with industry practice the consolidated entity offers discounts or allowances to some of its customers or governmental authorities in the form of rebates, charge backs, price adjustments, discounts, promotional allowances or other allowances. The consolidated entity's revenue recognition policy requires management to make a number of estimates relating to rebates and other credits, charge backs and price adjustments. The accruals for these provisions are presented in the financial statements as reductions to the sale of goods and trade receivables.

Rebates, promotional and other credits

Provisions for rebates, promotional and other credits are estimated based on historical payment experience, estimated customer inventory levels, product dating and expiration and change in contract terms. Provisions for price adjustments, returns and charge backs require management to make substantive judgements. The consolidated entity has extensive internal historical information which is used as the primary factor in determining reserve requirements and believes that this historical data, in conjunction with periodic review of available third-party data, updated for any applicable changes in available information, provides a reliable basis for the provision estimates.

Charge backs

The provision for charge backs is the most significant and complex estimate used in the recognition of revenue. In the United States the consolidated entity sells products directly to wholesalers and generic distributors ('wholesale customers') and also sells products indirectly to managed care organisations, hospitals and group purchase organisations ('indirect customers'). The consolidated entity enters into agreements with its indirect customers to establish pricing on certain products and the indirect customers then, independently, select a wholesaler from which they purchase the products at the agreed-upon prices. The consolidated entity then provides a credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler's invoice price, termed a 'charge back'.

The provision recognised by the consolidated entity for charge backs is estimated using the historical sell-through levels by the wholesale customers to the indirect customers and the estimated wholesaler inventory level. Management continually monitors the provision for charge backs and makes judgements when it believes that actual charge backs may differ from the estimated reserve.

Price adjustments

Price adjustments, also known as 'shelf stock adjustments' are credits issued to reflect decreases in the selling prices of the consolidated entity's products that customers have remaining in their inventories at the time of the price reduction. Decreases in selling prices are discretionary decisions made by management to reflect competitive market conditions. The provision recognised for shelf stock adjustments is based upon specified terms with customers, estimated declines in market prices and estimates of inventory held by customers.

Capitalisation of development costs

Research and development activities are undertaken to maintain the product portfolio and pipeline of the consolidated entity. The intangible asset accounting policy of the consolidated entity requires that all expenditure incurred on research activities must be expensed while expenditure incurred on development activities must be capitalised. Capitalisation of development expenditure can only occur if it can be demonstrated that it is probable that the asset will generate future economic benefits.

In applying this policy management are required, for each product development project, to make an assessment of when the project activity transitions from the research phase to the development phase including evaluating whether or not that expenditure is probable of generating future economic benefits for the consolidated entity.

When determining the point from which expenditure incurred in the development phase of a product development project must be capitalised management obtains advice from appropriately qualified and technically skilled employees of the consolidated entity with regard to the likely commercial success of the final product being developed and the technical feasibility of the development. In conjunction with this advice management reviews whether it is the intention of the consolidated entity to continue with the development at which point a decision is then made as to whether or not the development expenditure should be capitalised.

(e) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when the significant risks and rewards of ownership of the goods have been transferred to the customer and the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Risks and rewards of ownership are normally passed to the buyer at the time of delivery of the goods to the customer.

1. Significant accounting policies (continued)

Sale of goods
Where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue when the sale is recognised. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party.

Government grants
Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Grants received in relation to research costs that have been expensed are recognised as revenue at their fair value when there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all conditions attached.

(f) Borrowing costs
Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as incurred and included in net financing costs.

(g) Leases
Finance leases, which transfer all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the inception of the lease at the lower of the present value of the minimum lease payments and the fair value of the leased item. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities classified between current and non-current amounts. The minimum lease payments are apportioned between the finance charge and a reduction in the outstanding liability.

Capitalised lease assets are depreciated over the shorter of the asset's useful life and the lease term, only if there is no reasonable certainty the lessee will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the lease term. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(h) Cash and cash equivalents
Cash and cash equivalents comprises cash balances, deposits held at call, other short-term and highly liquid deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are netted as a component of cash and cash equivalents for the purpose of the balance sheet and statement of cash flows.

(i) Trade and other receivables
The consolidated entity has elected the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable for trade and other receivables for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
Trade receivables settlement varies with the nature of the customer and regional acceptable practices. Trade and other receivables are recognised and carried at amortised costs which reflects amounts due (net of rebates, discounts and other allowances) less impairment losses (see 1(n)).

The collectability of debts is assessed on an ongoing basis, and an allowance for doubtful debts is made where there is objective evidence that the consolidated entity will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005
Trade receivables were recognised and carried at an amount due less a provision for any uncollectible debts. The collectability of debts is assessed at balance sheet date, and specific provisions are made for any doubtful accounts.

The quantitative effect of the change in accounting policy is set out in note 39.

(j) Inventories
Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling expenses.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:
- Raw materials - purchase cost on a first-in, first-out basis
- Finished goods and work-in-progress - standard costing is used for manufactured inventory items. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in-first-out basis. Costs arising from exceptional wastage are expensed as incurred.

1. Significant accounting policies (continued)

(k) Derivative financial instruments and hedging

The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The consolidated entity is exposed to foreign exchange risks arising from operational, financing and investment activities. To hedge these exposures the consolidated entity uses derivative financial instruments such as forward currency contracts. In accordance with its treasury policy, the consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to the income statement.

For the purposes of hedge accounting, hedges are classified as:
- fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship the consolidated entity formally designates and documents the relationship between the hedging instrument and the hedged items which the consolidated entity wishes to apply hedge accounting to, including the risk management objective and strategy for undertaking the hedge transaction. The documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the consolidated entity's exposure to changes in the fair value of a recognised asset or liability, an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured at fair value and gains and losses from both are taken to the income statement.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the income statement. The changes in the fair value of the hedging instrument are recognised in the income statement.

The consolidated entity discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the consolidated entity revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

Cash flow hedges

Cash flow hedges are hedges of the consolidated entity's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a similar way to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to the income statement.

Accounting policies applicable for the year ending 30 June 2005

Derivative financial instruments that are designated as hedges and are effective as hedges of underlying foreign currency exposures are accounted for on the same basis as the underlying exposure.

Foreign exchange derivatives

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

1. Significant accounting policies (continued)

(k) Derivative financial instruments and hedging (continued)

Hedges

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, management have, where prudent, entered into specific hedge transactions with respect to the value of equity in, and loans to, overseas controlled entities. In accordance with the requirements of AASB 1012 *Foreign Currency Translation*, gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the foreign currency translation reserve.

Where hedge transactions are designated to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on the balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the income statement. The quantitative effect of the change in accounting policy is set out in note 39.

(l) Investments and other financial assets

The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable for investments and other financial assets for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

In accordance with the scope of AASB 139 the consolidated entity classifies financial assets as either financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments and available-for-sale investments, as appropriate. The classification of the financial asset depends upon the purpose for which the financial asset was acquired. When financial assets are initially recognised they are measured at fair value, including where appropriate, directly attributable transaction costs. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management. The policy of management is to designate a financial asset, at fair value through profit or loss, if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair values. Derivatives are also categorised as held for trading unless they are designated as effective hedging instruments.

Assets in this category are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. The consolidated entity has not designated any financial asset or liability as measured at fair value through profit or loss in the current and comparative period.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity intends, and has the ability, to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Investments that are intended to be held-to-maturity investments are subsequently measured at amortised cost, using the effective interest rate method, less impairment losses. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those that mature greater than 12 months after balance sheet date which are classified as non-current assets, and are carried at amortised cost, using the effective interest method, less impairment losses.

Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial investments

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories discussed above. After initial recognition available-for-sale financial investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in the income statement.

Available-for-sale financial assets are included in non-current assets unless it is intended that the investment will be disposed of within the next 12 months.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair value is determined using valuation techniques. Such valuation techniques include using recent arm's length transactions, reference to the current market value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

Accounting policies applicable for the year ending 30 June 2005

Listed investments that are held as available for sale are carried at market value. Changes in net market value were recognised as a revenue or expense in determining net profit for the period. All other non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount

The carrying amounts of non-current assets valued on a cost basis were reviewed to determine whether they were in excess of their recoverable amount at balance sheet date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The pre-tax discount rate used, based on weighted average cost of capital, was 14.3%.

The quantitative effect of the change in accounting policy is set out in note 39.

1. Significant accounting policies (continued)

(m) Derecognition of financial assets and liabilities

The consolidated entity has elected to apply the exemption available under AASB 1 of adopting AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the year sending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party;
- the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risk and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Accounting policies applicable for the year ending 30 June 2005

Financial assets

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(n) Impairment of financial assets

The consolidated entity has elected to apply the exemption available under AASB 1 of adopting AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable for the impairment of financial assets for the year ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

At each balance date the consolidated entity assesses whether a financial asset or a group of financial assets is impaired.

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Reversal of impairment losses for equity instruments classified as available-for-sale are not recognised in profit but directly in equity. Reversal of impairment losses for debt instruments occurs through the income statement if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit.

Accounting policies applicable for the year ending 30 June 2005

For current financial assets refer to note 1(i) and 1(l), and note 1(t) for the impairment accounting policy. For non-current financial asset, refer to note 1(t) for the impairment accounting policy.

(o) Foreign currency

Items included in the financial statements of each of the entities included within the consolidated entity are measured using the functional currency of that particular entity which is determined by reference to the currency of the primary economic environment in which the particular entity operates. The consolidated financial statements are presented in Australian dollars, which is Mayne Pharma Limited's functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates, and any gains and losses on translation are brought to account in determining income for the period.

At balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling on that date. Exchange differences arising on translation are brought to account as exchange gains or losses in the income statement in the period in which the exchange rates change, except when deferred in equity as qualifying cash flow hedges.

1. Significant accounting policies (continued)

(o) Foreign currency (continued)
Non-monetary assets and liabilities measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at exchange rates ruling at the date the fair value was determined.

Financial statements of foreign operations
The results and financial position of foreign operations of controlled entities have generally been translated to Australian dollars as follows:
- assets and liabilities for each balance sheet presented are translated at the closing rate ruling at that balance sheet date; and
- income and expenses for each income statement are translated at average exchange rates that approximate the foreign exchange rate ruling at the date of the transaction.

On consolidation all resulting foreign exchange differences arising on retranslation and related hedges are recognised directly as a separate component of equity. The exchange differences are released into the income statement upon disposal of the foreign operation as part of the gain or loss on sale.

(p) Property, plant and equipment
Items of plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure incurred in replacing parts of an item of plant and equipment when it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Land and buildings are measured at cost less accumulated depreciation on buildings and less any impairment losses recognised.

Depreciation is calculated over the estimated useful life of the assets as follows:
Buildings - straight line over an average useful life of 40 years
Leasehold improvements - equal annual charges over the shorter of estimated useful life and the unexpired lease periods, which range from 1 to 15 years
Plant and equipment - straight line at various rates appropriate to the estimated useful lives of the assets, which range from 3 to 20 years.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end. All of the above rates are consistent with those used in the comparative financial period.

Impairment
The carrying values of property, plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(q) Goodwill
Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the consolidated entity's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Negative goodwill arising on a business combination is recognised directly in the income statement.

Goodwill is reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the consolidated entity's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised in the income statement.

Impairment losses recognised for goodwill are not subsequently reversed.

(r) Intangible assets
Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged to the income statement in the year in which the expenditure is incurred.

Research and development costs
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

1. Significant accounting policies (continued)

(r) Intangible assets (continued)

Research and development (continued)
An intangible asset arising from development expenditure on an internal project is recognised only when the consolidated entity can demonstrate the technical feasibility of completing the intangible asset, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less accumulated amortisation and accumulated impairment losses. Any expenditure capitalised is amortised over the period over which economic benefits are expected to arise from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the period.

Intangible asset measurement
The useful lives of intangible assets are assessed to be either finite of indefinite. Intangible assets with finite lives are amortised on a basis that reflects the pattern over which economic benefits arising from the assets are expected to be consumed by the consolidated entity over the estimated useful life of the asset. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortisation of an intangible asset commences once that asset is available for use with the amortisation period and the amortisation method being reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable, if not, the change in the useful life assessment from indefinite is accounted for as a change in an accounting estimate and is thus accounted for an a prospective basis.

A summary of the policies applied to the consolidated entity's intangible assets is as follows:

Operating rights and licences
Useful lives - 3 to 20 years
Amortisation method used - amortised over the period of expected future sales from the related operating right or licence using either the double diminishing or straight line basis
Impairment testing - annually for assets not yet available for use and more frequently when indications of impairment exists

Product development
Useful lives - 3 to 10 years
Amortisation method used - amortised over the period of expected future sales from the related product development using either the double diminishing or straight line basis
Impairment testing - annually for assets not yet available for use and more frequently when indications of impairment exists

Computer software
Useful lives - 3 years
Amortisation method used - amortised on straight line basis
Impairment testing - when impairment indicators exist, amortisation method is reviewed at each financial year end

All the above amortisation rates are consistent with those used in the prior financial year.

(s) Impairment of assets

The consolidated entity assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists the consolidated entity makes an estimate of the asset's recoverable amount. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated on an annual basis.

An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset.

An assessment is also made at each reporting date as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. The reversal of an impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase and is recognised in equity.

An impairment loss in respect of goodwill is not reversed.

(t) Non-current assets held for resale and discontinued operations

An asset (and all assets and liabilities in a disposal group) are classified as held for sale where its carrying amount will be recovered principally through a sale transaction rather than through continued use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale all non-current assets and disposal groups are recognised at the lower of their carrying amount and fair value less costs to sell.

1. Significant accounting policies (continued)

(t) Non-current assets held for resale and discontinued operations (continued)

Impairment losses on initial classification as held for sale and subsequent remeasurements are included in profit or loss, even where there is a revaluation. the same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the consolidated entity's business that either has been disposed of or is classified as held for sale which represents a separate major line of business or geographical area of operations and is part of a single co-ordinated plan of disposal. A discontinued operation also includes a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(u) Trade and other payables

The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian AGAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies for trade and other payables applicable for the year ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the consolidated entity. Trade payables are non-interest bearing and are normally settled on 30-day terms.

Accounting policies applicable for the year ending 30 June 2005

Trade and other payables are generally settled within 30 days and are carried at cost.

(v) *Interest-bearing liabilities*

The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies for interest bearing liabilities applicable for the year ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

All interest-bearing liabilities are recognised initially at fair value less directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are measured at amortised cost with any difference between cost and redemption being recognised in the income statement over the period of the borrowings on an effective interest basis.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Accounting policies applicable for the year ending 30 June 2005

Bank loans are recognised at their principal amount, subject to set-off arrangements. All interest-bearing liabilities were measured at the principal amount. Interest expense is accrued at the contracted rate and included in note 20 Trade and Other Payables.

The quantitative effect of the change in accounting policy is set out in note 39.

(w) *Provisions*

A provision is recognised when the consolidated entity has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are discounted using a current pre-tax rate that reflects the risks specific to the liabilities. When discounting is used, the increase in the provision due to the passage of time, is recognised as a finance cost.

(x) Employee benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave are expected to be settled within 12 months of the reporting date. Liabilities for wages and salaries are recognised in other payables in respect of employees' services up to the reporting date while liabilities for annual leave and accumulating sick leave are recognised in the provision for employee benefits. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long service leave

The liability for employee entitlements to long service leave is recognised in the provision for employee benefits and measured as the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting date using the projected unit credit method. In determining the liability consideration is given to future increases in wage and salary rates including related on-costs and the consolidated entity's experience with staff departures and period of service. The expected future payments are discounted using the rates attached to national government bonds which have maturity terms that match, as closely as possible, the estimated future cash outflows.

Pension and other post-employment benefits

The consolidated entity contributes to several superannuation funds. Two of the funds to which the consolidated entity contributes are defined benefit plans. Details of these plans are set out in note 22. Employees are members of company sponsored defined contribution plans or of industry or government plans depending on regional requirements.

Defined contribution plans

Obligations to defined contribution plans are recognised as an expense in the income statement as they fall due.

1. Significant accounting policies (continued)

(x) Employee benefits (continued)

Defined benefit plans

The consolidated entity's net obligation in respect of defined benefit plans is calculated separately for each fund by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The liability or asset identified in respect of defined benefit plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date, plus unrecognised actuarial gains or losses, less the fair value of any plan assets at that date and any unrecognised past service cost. The calculation is performed by a qualified actuary using the projected unit credit method in accordance with AASB 119 *Employee Benefits*.

The operating and financing costs of the defined benefit plans are recognised in the income statement in the period in which they arise. Past service costs are recognised as an expense in the income statement on a systematic basis over the period in which the benefits are expected to vest, being the lives of employees, unless they vest immediately in which case they are recognised in the period the arise. Actuarial gains and losses are recognised immediately in equity through the statement of recognised income and expense.

Where the calculation results in a benefit to the consolidated entity, the recognised asset is limited to the present value of any future refunds from the plan or reduction in future contributions to the plan.

(y) Share-based payment transactions

The Company provides benefits to employees (including senior executives) of the consolidated entity in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently three plans in place to provide these benefits:

- the Executive Share Option Plan ('ESOP'), which provides benefits to senior executives;
- the Senior Executive Short Term Incentive Plan ('SESTIP'), which provide benefits to senior executives; and
- the Employee Share Plan ('ESP'), which provides benefits to employees, excluding senior executives and directors.

Refer to note 22 for further details of these plans.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date of grant. The fair value is determined by an external valuer using an appropriate valuation model taking into consideration the terms and condition upon which the options were granted, further details of which are given in note 22.

The cost of equity-settled transactions is recognised as an employee expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions of the share-based payment are fulfilled, ending on the date on which the relevant employees become unconditionally entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date, until vesting date, reflects (i) the extent to which the vesting period has expired; and (ii) the consolidated entity's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for failure to achieve market performance conditions in valuing equity-settled transactions.. The income statement charge or credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where an equity-settled award is terminated, it is treated as if it had vested on the date of termination, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the terminated award and designated as a replacement award on the date that it is granted, the terminated and new award are treated as if they were a modification of the original award.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 11).

(z) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax is provided on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities and assets are recognised for taxable temporary differences except for:

- the initial recognition of goodwill,
- the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and
- differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Deferred tax assets are recognised for unused tax assets, including unused tax losses, to the extent that it is probable that future taxable profit will be available against which the unused tax assets can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and liabilities are only offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 December 2005 under Australian taxation law and are therefore taxed as a single entity from that date. Mayne Pharma Limited is the head entity in the tax-consolidated group. The members of the tax-consolidated group are identified in note 32.

1. Significant accounting policies (continued)

(z) Income tax (continued)

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets, deferred tax liabilities and deferred tax assets arising from unused tax losses and tax credits of the Australian subsidiaries is assumed by the Company (as the head entity in the tax-consolidated group) and are recognised as amounts payable and receivable, to or from, other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing agreements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. Under the terms of the tax funding arrangement each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group. These inter-entity receivables or payables are at call.

Contributions to fund the current liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities. The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(aa) Other taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of the asset acquisition or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(ab) Contributed equity

Ordinary shares are classified as equity. Costs associated with an equity transaction, that are directly attributable to the issue of new shares or options, are shown as a deduction from equity, net of any related income tax benefits.

2. Segmental Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risk and rewards that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those segments operating in other economic environments.

The consolidated entity's operations are predominantly made up of the worldwide development, manufacture and distribution of injectable pharmaceuticals. Business operations recently acquired have increased the consolidated entity's operations in the area of contract manufacturing. Manufacturing plants are located in Australia, the USA, Puerto Rico and Germany with products distributed to more than 65 countries in three principal geographical locations, being Asia Pacific, the Americas and Europe, Middle East and Africa.

Segment information is presented in the financial statements in respect of the consolidated entity's geographical segments which reflects the management and the internal reporting structure of the consolidated entity during the financial period.

Transfer prices between geographical segments are set at an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expenses and segment results include transfers between the geographical segments. Inter-segment revenue and inter-segment results represent the internal trading within the consolidated group. These are eliminated on consolidation.

Segment results include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise expenditure which is not recovered from the operating segments, cash deposits, investments borrowings and tax balances not attributable to the operating segments. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Additional segmental information has been provided in this report in relation to the injectable pharmaceutical and vials and contract manufacturing businesses of the consolidated entity.

2. Segmental reporting (continued)

Geographical Segments
for the year ended 30 June 2006

	Asia Pacific*		Americas*		Europe, Middle East & Africa*		Eliminations		Consolidated		Less Latin America (discontinued)		Consolidated (continuing operations)	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Revenue														
Revenue from external customers:														
Sale of goods	194,442	159,900	203,468	162,348	391,039	328,874	-	-	788,949	651,122	-	6,387	788,949	644,735
Government grants	1,121	1,200	-	-	-	-	-	-	1,121	1,200	-	-	1,121	1,200
Other income	3,738	(179)	1,527	546	1,216	5,158	-	-	6,481	5,525	-	-	6,481	5,525
	199,301	160,921	204,995	162,894	392,255	334,032	-	-	796,551	657,847	-	6,387	796,551	651,460
Inter-segment revenue	208,379	150,250	64,830	47,238	-	-	(273,209)	(197,488)	-	-	-	-	-	-
Total segment revenue	407,680	311,171	269,825	210,132	392,255	334,032	(273,209)	(197,488)	796,551	657,847	-	6,387	796,551	651,460
Result														
Segment result before significant items	67,677	24,068	11,781	667	66,490	49,311	-		145,948	74,046		(3,324)	145,948	77,370
Significant items	-	(1,990)	(87,193)	(953)	(9,209)	-			(96,402)	(2,943)		-	(96,402)	(2,943)
Segment result	67,677	22,078	(75,412)	(286)	57,281	49,311	-	-	49,546	71,103	-	(3,324)	49,546	74,427
Inter-segment result	56,555	37,718	(6,600)	(8,990)	(46,395)	(24,256)	(3,560)	(4,472)	-	-	-	-	-	-
Total segment result	124,232	59,796	(82,012)	(9,276)	10,886	25,055	(3,560)	(4,472)	49,546	71,103	-	(3,324)	49,546	74,427
Unallocated expenses									(26,277)	-	-	-	(26,277)	-
Unallocated significant items									(27,165)	(10,000)	-	-	(27,165)	(10,000)
Results from operating activities									(3,896)	61,103	-	(3,324)	(3,896)	64,427
Net finance costs									(3,389)	(16,834)	-	(1,482)	(3,389)	(15,352)
Share of profit of associates and joint ventures	70	320	-	-	-	-	-	-	70	320		-	70	320
Profit/(loss) before tax									(7,215)	44,589	-	(4,806)	(7,215)	49,395
Income tax expense									(24,120)	(10,076)		-	(24,120)	(10,076)
Loss on sale of discontinued operation									-	(9,640)		(9,640)		-
Income tax expense									-	515	-	515	-	-
Loss on sale of discontinued operation, net of tax									-	(9,125)	-	(9,125)	-	-
Profit/(loss) for the period									(31,335)	25,388	-	(13,931)	(31,335)	39,319

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

2. Segmental reporting (continued)

Geographical segments
for the year ended 30 June 2006

	Asia Pacific*		Americas*		Europe, Middle East & Africa*		Unallocated		Consolidated		Latin America (discontinued)		Consolidated (continuing operations)	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Assets and liabilities														
Segment assets	1,002,865	975,959	373,920	411,141	536,615	525,123	90,301	37,161	2,003,701	1,949,384	-	3,016	2,003,701	1,946,368
Investment in associates	4,641	1,304	-	-	-	-	-	-	4,641	1,304	-	-	4,641	1,304
Total Assets	1,007,506	977,263	373,920	411,141	536,615	525,123	90,301	37,161	2,008,342	1,950,688	-	3,016	2,008,342	1,947,672
Segment liabilities	78,801	1,084,125	28,472	396,323	79,372	275,960	70,675	59,262	257,320	1,815,670	-	559	257,320	1,815,111
Total Liabilities	78,801	1,084,125	28,472	396,323	79,372	275,960	70,675	59,262	257,320	1,815,670	-	559	257,320	1,815,111
Other segment information														
Capital expenditure														
- property, plant and equipment	14,065	51,479	36,570	24,742	8,511	4,774	4,991	-	64,137	80,995	-	-	64,137	80,995
- intangible assets	27,169	6,630	6,066	9,862	10,127	123,089	5,766	-	49,128	139,581	-	-	49,128	139,581
Depreciation	9,560	7,288	4,938	4,514	5,052	4,621	100	-	19,650	16,423	-	101	19,650	16,322
Amortisation	3,557	2,363	15,579	14,574	10,810	8,403	-	-	29,946	25,340	-	-	29,946	25,340
Impairment losses	931	-	87,389	952	9,493	-	9,658	-	107,471	952	-	-	107,471	952
Restructuring provisions	3,935	-	-	-	-	-	17,507	-	21,442	-	-	-	21,442	-
Other significant items	-	1,990	-	-	-	-	-	10,000	-	11,990	-	-	-	11,990

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

Business segments	Injectables & Vials		Contract Manufacturing		Unallocated		Consolidated	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Revenue from external customers	706,063	610,490	90,488	47,357	-	-	796,551	657,847
Segment assets	1,716,064	1,786,496	201,977	127,031	90,301	37,161	2,008,342	1,950,688
Capital expenditure								
- property, plant and equipment	57,007	78,207	2,139	2,788	4,991	-	64,137	80,995
- intangible assets	43,362	139,581	-	-	5,766	-	49,128	139,581
Depreciation	16,577	13,330	2,973	3,093	100	-	19,650	16,423
Amortisation	27,889	25,042	2,057	298	-	-	29,946	25,340
Impairment losses	97,813	952	-	-	9,658	-	107,471	952
Restructuring provisions	3,935	-	-	-	17,507	-	21,442	-
Other significant items	-	11,990	-	-	-	-	-	11,990

3. Mayne Group Limited Demerger of Mayne Pharma Limited

On 16 November 2005, the shareholders of Mayne Group Limited voted in favour of the proposed demerger and the separate Australian listing of its international injectable generic and specialty pharmaceutical business from its domestic healthcare business. Following approval of the demerger by shareholders, on the 18 November 2005, the Supreme Court of Victoria officially endorsed the demerger Scheme of Arrangement thereby effecting the separation of the two businesses from that date.

On approval of the demerger two new companies, both listed on the Australian Stock Exchange ('ASX'), were formed, being:
- Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), an international pharmaceutical company focused on research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals; and
- Symbion Health Limited (formerly Mayne Group Limited), a large Australian healthcare-focused company with leading market positions in pathology, diagnostic imaging, pharmacy and health-related consumer products.

Both companies commenced trading on the ASX on 21 November 2005.

To implement the approved demerger a number of transactions occurred, the most significant of these transactions included an internal restructure of businesses and assets within Mayne Group prior to the separation, capital reduction and share issue that occurred in the appropriate entities to effect legal separation of the businesses.

Internal Restructuring
On approval of the demerger, but prior to the actual separation of the pharmaceutical business, the ownership of a number of operational entities of Mayne Group Limited ('Mayne Group') was transferred within the Group to create the appropriate ownership structure for the swift demerger of the pharmaceutical business from Mayne Group. As a result of this internal restructure Mayne Pharma Limited ('Mayne Pharma) acquired FH Faulding & Co Limited from Mayne Group for consideration of $73.3 million. This consideration was not paid in cash but was added to the outstanding loan amounts owed by Mayne Pharma to Mayne Group.

See note 33 for further details of the FH Faulding & Co Limited acquisition.

Capital/Debt Restructure
On approval of the demerger the capital structures of both Mayne Group Limited and Mayne Pharma changed significantly.

In accordance with the demerger Scheme of Arrangement, Mayne Group Limited reduced its capital and Mayne Pharma issued 640,655,316 new shares. Instead of the Mayne Group shareholders receiving their Capital Reduction entitlements in cash the amounts were automatically applied, on behalf of the shareholders, as payment for the Mayne Pharma shares that had been issued. As a consequence of the transaction each shareholder received one Mayne Pharma Limited Share for every Mayne Group Share held.

The impact of the above transaction on Mayne Pharma was that as a result of the Mayne Group Limited capital reduction and share purchase, made by Mayne Group Limited on the behalf of its shareholders, the outstanding loan amounts owed to Mayne Group Limited were extinguished by Mayne Pharma through the share issue.

At the date of the demerger, 18 November 2005, the net value of outstanding amounts owed by Mayne Pharma to Mayne Group of $1,608.8 million were capitalised by Mayne Pharma under the Scheme of Arrangement.

Refer to note 25 for further details on the contributed equity of Mayne Pharma and the rights attaching to those shares issued.

Cash position
Under the demerger Scheme of Arrangement, Mayne Pharma was to leave the Mayne Group Limited with cash representing the business net cash flows (including capital expenditure) for the period from 1 July 2005 to the date of the demerger, being 18 November 2005. In settlement of this agreement under the demerger Scheme of Arrangement, Mayne Pharma received cash totalling $37.8 million from Mayne Group.

4. Other income

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Other trading revenue	3,060	5,134	-	-
Government grants	1,121	1,200	1,121	1,200
Other income	3,421	391	2,023	13
Service charges to controlled entities	-	-	4,476	3,429
	7,602	6,725	7,620	4,642

5. Results from operating activities

Results from operating activities includes the following specific expenditure:

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Operating lease charges				
- property	(7,322)	(6,415)	(2,456)	(1,312)
- plant and equipment	(435)	(130)	(14)	(59)
Net foreign exchange gain/(loss) unrealised	1,961	(872)	8,918	(8,676)
Net foreign exchange gain/(loss) realised	638	1,143	17	819
Impairment on trade and other receivables	(296)	(88)	(41)	(22)
Depreciation	(19,650)	(16,423)	(9,489)	(7,209)
Amortisation	(29,946)	(25,340)	(3,557)	(2,363)

The following significant items are included in 'other expenses' in the income statement:

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Legal and other costs associated with UK litigation relating to Epirubicin	-	(10,000)	-	(10,000)
Impairment of property, plant and equipment	(59,240)	-	-	-
Impairment of development costs	(43,289)	(952)	(9,658)	-
Impairment of investments	(3,530)	-	-	-
Related party debt forgiveness	-	(1,990)	-	5,623
Costs associated with the demerger of Mayne Pharma Limited	(11,858)		(11,858)	-
Costs associated with the examination of a possible listing on the London Stock exchange	(5,650)	-	(5,650)	-
Total significant items	(123,567)	(12,942)	(27,166)	(4,377)

Recoverability of property, plant and equipment
In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market.

The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment, and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

Recoverability of development costs
An impairment loss of $19.5 million was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca and has subsequently lodged an appeal. Mayne Pharma remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion.

A number of product and business development projects had been commenced by previous management and no longer fit with the new strategic direction of the Group. All these projects have ceased and an impairment loss of $14.6 million (the Company: $9.7 million) has been recognised in the income statement.

Other significant items include an impairment of $9.2 million of previously capitalised development costs of the bio-similar drug erythropoietin (EPO). In February 2005 Mayne Pharma signed an agreement with Pliva d.d to develop and bring to the market bio-similar EPO and granulocyte colony stimulating factor (G-CSF). Substantial progress had been made with EPO, however in late 2005 the regulatory approval requirements for bio-similar EPO to be brought to market changed markedly in the European Union. After a further review of this change it was determined it would have required considerably more resources to be channelled into its development thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. As a consequence, Mayne Pharma and Pliva have agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market.

Recoverability of investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. In accordance with AASB 139 *Financial Instruments: Recognition and Measurement*, the carrying value of the investment is adjusted to reflect the fair value of the shares at each reporting date with the revaluation recognised directly in equity. In the past 24 months the share price of the investment has steadily declined and as a result the carrying value of the investment has reduced by $3.5 million since the date the investment was acquired, $0.4 million of this reduction in value has occurred in the current period.

Following further analysis of the share price decline in the investment and the expiration of time, management are of the view that the decline experienced to date is now of a permanent nature and accordingly an impairment loss of $3.5 million has been recognised in the income statement during the period to recognise this diminution in value.

Demerger of Mayne Pharma Limited
During the period an expense of $11.9 million (the Company: $11.9 million) has been recognised in relation to restructuring and rebranding of the consolidated entity's operations on the demerger of Mayne Pharma Limited (see note 3).

Examination of possible listing in the United Kingdom
As previously announced the possibility of listing on the London Stock Exchange in addition to our current listing on the Australian Stock Exchange is being examined and associated costs have been incurred. The board see significant potential benefits in such a listing. No decision has yet been made. As at 30 June 2006 $5.7 million (the Company: $5.7 million) has been incurred with the majority of the expense relating to consulting fees of professional advisors.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000

6. Personnel expenses

The costs incurred during the year in respect of employees were:

	2006	2005	2006	2005
Wages and salaries	172,807	131,835	80,027	57,193
Pension costs	9,438	7,687	6,161	4,780
Social security costs	8,007	5,633	-	-
Workers compensation costs	2,080	396	1,869	369
Share based payment expense	988	-	988	-
Other associated personnel expenses	9,761	5,502	4,555	3,397
	203,081	151,053	93,600	65,739

Refer to note 22 for details of employee benefits.

7. Auditors' remuneration

	2006	2005	2006	2005
Audit services[1]				
Auditors of the Company				
KPMG:				
Audit and review of financial reports	2,443	837	1,191	-
Audit related fees	1,699	-	-	-
Other regulatory audit services	8	-	-	-
	4,150	837	1,191	-
Other services				
Auditors of the Company				
KPMG:				
Other assurance services	-	3	395	-
Taxation services	1,726	601	1,103	311
	1,726	604	1,498	311

[1] Prior to the date of the demerger, audit fees for audit services were included in the audit fee for the ultimate parent company, Mayne Group Limited, and were not separately allocated to Mayne Pharma Limited.

8. Net financing costs

	2006	2005	2006	2005
Interest income				
- controlled entities	-	-	11,396	9,794
- related parties	-	1,106	-	-
- other persons	1,239	933	712	
Financial income	1,239	2,039	12,108	9,794
Interest expense				
- controlled entities	-	-	(345)	(14,356)
- related parties	(2,945)	(13,986)	-	-
- other persons	(1,676)	(3,405)	(431)	-
Finance charges payable under finance leases	(7)	-	-	-
Financial expenses	(4,628)	(17,391)	(776)	(14,356)
Net financing costs	(3,389)	(15,352)	11,332	(4,562)

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000

9. Income tax expense

Recognised in the income statement

	2006	2005	2006	2005
Current tax expense				
Current year	19,562	26,225	5,353	21,940
Adjustments for prior years	(7,641)	(4,608)	(2,638)	(4,424)
	11,921	21,617	2,715	17,516
Deferred tax expense				
Origination and reversal of temporary differences	11,732	(13,001)	7,930	(5,852)
Benefit of tax losses recognised	467	945	-	-
	12,199	(12,056)	7,930	(5,852)
Total income tax expense recognised in income statement	24,120	9,561	10,645	11,664
Attributable to:				
Continuing operations	24,120	10,076	10,645	12,179
Discontinuing operations	-	(515)	-	(515)
	24,120	9,561	10,645	11,664

Reconciliation between tax expense and pre-tax net profit
The prima facie tax on profit differs from the income tax provided in the financial statements and is reconciled as follows:

	2006	2005	2006	2005
Profit before tax - continuing operations	(7,215)	49,395	25,512	39,160
Profit before tax - discontinuing operations	-	(14,446)	-	(12,253)
Profit before tax	(7,215)	34,949	25,512	26,907
Prima facie tax on profit calculated at 30% (June 2005 - 30%)	(2,165)	10,485	7,654	8,072
From which is deducted the tax effect of:				
Utilisation of prior year tax losses	(226)	(829)	-	-
Research and development	(1,851)	(248)	(1,726)	(248)
Non-assessable income	(42)	(906)	(42)	(905)
	(4,284)	8,502	5,886	6,919
Increase in income tax expense due to:				
Non-deductible depreciation/amortisation	492	379	488	2
Non-deductible expenditure	2,450	1,487	2,226	82
Effect of tax losses (derecognised)/recognised	467	945	-	-
Australian controlled foreign corporations tax	1,262	-	1,262	-
Overseas income tax rate differences	2,230	309	11	-
Other variations	1,162	173	(279)	2,817
Significant items				
Non-deductible expenditure relating to Latin American businesses	-	2,374	-	2,374
Asset impairment associated with Puerto Rico facility	17,772	-	2,018	-
Other non-deductible expenditure	10,210	-	-	-
	31,761	14,169	11,612	12,194
Under/(over) provided in prior years	(7,641)	(4,608)	(967)	(530)
Income tax expense attributable to profit/(loss)	24,120	9,561	10,645	11,664

Current Tax
Current tax expense, for the interim periods presented, represents the expected tax payable on the taxable income for the period. Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as current assets.

Deferred Tax
The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

The primary components of the consolidated entity's recognised deferred tax assets include temporary differences related to employee benefits, provisions and other items and the value of tax loss-carry-forwards recognised. The primary components of the consolidated entity's liabilities include temporary differences related to property, plant and equipment and intangible assets.

Deferred tax expense arises from the origination and reversal of temporary differences, effects of changes in tax rates and the benefits of tax losses recognised. The primary component of the deferred tax expense for the year ended 30 June 2006 is attributed to an increase in deferred tax assets, relating to increases in provisions and recognition of current year losses, offset by a decrease in deferred tax liabilities (excluding deferred tax liabilities recognised in business

10. Discontinued operations

Discontinued operation

The consolidated entity did not dispose of or classify any controlled entity or businesses as held for sale for the year ended 30 June 2006.

During the year ended 30 June 2005 the consolidated entity announced the divestment and closure of its pharmaceutical businesses located in Brazil and Mexico. Financial information pertaining to those businesses disposed of for the year until disposal is set out below. These operations are included within the Americas seament and are shown as discontinuina in note 2.

Effect of the disposal on individual assets and liabilities of the consolidated entity	2006 $'000	2005 $'000
Property, plant and equipment	-	507
Inventories	-	2,531
Trade and other receivables	-	7,136
Cash and cash equivalents	-	1,245
Employee benefits	-	(79)
Trade and other payables	-	(6,991)
Net identified assets and liabilities	-	4,349
Gain on disposal	-	5,510
Loss on closure of businesses	-	(15,150)
		(9,640)
Consideration received:		
- disposal price	-	11,104
- deferred	-	(1,133)
Cash disposed of	-	(1,245)
Net cash inflow	-	8,726
Cash flow of the discontinued operations		
Net cash inflow/(outflow) of operating activities	-	(1,802)
Net cash inflow/(outflow) of investing activities	-	(601)
Net cash inflow/(outflow) of financing activities	-	-

11. Earnings per share

Set out below in (a) and (b) are the basic and diluted earnings per share of the consolidated entity for the year ended 30 June 2006 calculated in accordance with AASB 133 *Earnings per Share*.

In addition to the basic and diluted earnings per share an alternative earnings per share of the consolidated entity for the year ended 30 June 2006 is provided in part (e) of this note to reflect the impact of the demerger.

On 18 November 2005, to facilitate the separation of the global pharmaceutical businesses from Mayne Group Limited (refer note 3), Mayne Pharma Limited issued 640,655,316 new shares. Due to the significant change in the capital structure of the company on the issuance of these shares the Board considers the use of an alternative denominator in determining the basic and dilutive earnings per share will provide more meaningful information than the earnings per share information calculated in (a) and (b) below.

For the purposes of calculating the alternative earnings per share measure in part (e) of this note the share issue is treated as if it occurred on 1 July 2004.

	2006	2005
(a) Basic earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	(8.4) c	39,319,000.0 c
- from discontinued operations	-	(13,931,000.0) c
Attributable to the ordinary equity holders of the company	(8.4) c	25,388,000.0 c
Basic earnings per share from continuing operations before significant items disclosed in note 5	22.2 c	49,261,000.0 c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	22.2 c	35,330,000.0 c
(b) Diluted earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	(8.4) c	39,319,000.0 c
- from discontinued operations	-	(13,931,000.0) c
Attributable to the ordinary equity holders of the company	(8.4) c	25,388,000.0 c
Diluted earnings per share from continuing operations before significant items disclosed in note 5	22.2 c	49,261,000.0 c
Diluted earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	22.2 c	35,330,000.0 c

11. Earnings per Share (continued)

The basic and diluted earnings per share calculations from continuing operations for the year ended 30 June 2006 were based on the loss attributable to ordinary shareholders of $31,335,000 (2005: profit of $39,319,000). The basic and diluted earnings per share calculations from discontinuing operations for the year ended 30 June 2005 were based on the profit attributable to ordinary shareholders of $25,388,000. There were no discontinued operations for the year ended 30 June 2006.

(c) Weighted average number of ordinary shares

The weighted number of ordinary shares outstanding during the year ended 30 June 2006 used in the basic and diluted earnings per share calculations were determined as follows:

	Number of shares	
	2006	2005
Weighted average number of ordinary shares (basic)		
Issued ordinary shares at 1 July	100	100
Effect of shares issued in November 2005	373,861,928	-
Weighted average number of ordinary shares at 30 June	373,862,028	100
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	373,862,028	100
Effect of share options on issue	604,782	-
Weighted average number of ordinary shares at 30 June	374,466,810	100

(d) Reconciliation of earnings used in calculation of basic and fully diluted earnings per share calculations before significant items:

	2006 $'000	2005 $'000
Profit/(loss) attributable to the ordinary equity holders of the company	(31,335)	25,388
Significant items before tax (note 5)	123,567	12,942
Tax expense/(benefit) on significant items	(9,088)	(3,000)
Net profit before significant items	83,144	35,330

(e) Alternative Earnings Per Share

	2006	2005
Alternative basic earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	(4.9) c	6.1 c
- from discontinued operations	-	(2.1) c
Attributable to the ordinary equity holders of the company	(4.9) c	4.0 c
Basic earnings per share from continuing operations before significant items disclosed in note 5	13.0 c	7.7 c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	13.0 c	5.5 c
Alternative diluted earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	(4.9) c	6.1 c
- from discontinued operations	-	(2.1) c
Attributable to the ordinary equity holders of the company	(4.9) c	4.0 c
Basic earnings per share from continuing operations before significant items disclosed in note 5	13.0 c	7.7 c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	13.0 c	5.5 c

	Number of shares	
	2006	2005
Reconciliation of weighted average number of shares used in the calculation of alternative earnings per share:		
Issued ordinary shares at 1 July	640,655,416	640,655,416
Weighted average number of ordinary shares at 30 June	640,655,416	640,655,416
Effect of share options on issue	604,782	-
Weighted average number of shares used in calculation of diluted earnings per share	641,260,198	640,655,416

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000

12. Cash and cash equivalents

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cash and cash equivalents	67,270	54,436	-	-
Call deposits	48,349	-	48,349	-
Cash and cash equivalents in the statement of cash flows	115,619	54,436	48,349	-

The Company and the consolidated entity operate an overdraft facility that permits a right of set off of certain cash balances (see note 21).

13. Trade and other receivables

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current				
Trade receivables	195,202	156,138	37,799	34,770
Less: Amounts provided for doubtful debts	(2,537)	(2,784)	(302)	(261)
	192,665	153,354	37,497	34,509
Other trade receivables	12,253	19,002	3,052	3,307
Trade receivables due from controlled entities	-	-	81,143	145,275
Loans due from controlled entities	-	-	441,247	170,929
	204,918	172,356	562,939	354,020
Related party receivables	-	159,054	-	124,259
Prepayments	11,501	10,818	3,539	783
Non-current				
Other receivables	2,830	2,460	1,590	3
	2,830	2,460	1,590	3

14. Inventories

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Raw materials	42,489	43,681	31,011	34,421
Work in progress	45,450	35,125	31,352	28,483
Finished goods	107,535	101,764	25,190	30,993
	195,474	180,570	87,553	93,897
Carrying value of inventories stated at fair value less costs to sell	313	107	313	107

15. Investments

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Non-current investments				
Listed equity securities available-for-sale	905	4,273	-	-
Investments in controlled entities	-	-	798,880	336,168
Investments in associates and joint venture entities at cost	-	-	3,290	23
	905	4,273	802,170	336,191

16. Investments accounted for using the equity method

In the financial statements of the Company investments in associates and joint ventures are accounted for at cost and included within investments (refer note 15). The consolidated entity accounts for investments in associates and joint venture entities using the equity method.

The consolidated entity has the following investments in associates and joint venture entities:

Company	Principal Activity	Reporting Date	Country	Ownership 2006	Ownership 2005
Indochina Healthcare Limited	Pharmaceutical Distribution	30 June	Thailand	45%	45%
Zydus Mayne Oncology Pvt. Ltd	Product Development and Manufacture	31 March	India	50%	-

16. Investments accounted for using the equity method (continued)

Jointly controlled entity

On 18 May 2005 Mayne Pharma Limited and Zydus Cadila Healthcare Limited entered into an agreement for the establishment of a joint venture for the development and manufacture of certain injectable cytotoxic products. Each party holds a 50% interest in the joint venture entity. During the period the consolidated entity contributed $3.3 million to establish the joint venture entity, Zydus Mayne Oncology Pvt. Ltd.

The principal activity of this jointly controlled entity will be the development and manufacture of certain injectable cytotoxic API's and pharmaceutical formulations. At present the joint venture is in the process of constructing a manufacturing facility situated in Ahmedabad, India.

Financial information relating to equity accounted investments

	2006			2005		
	Joint venture entity $'000	Associates $'000	Total $'000	Joint venture entity $'000	Associates $'000	Total $'000
Revenues (100%)	-	5,468	5,468	-	5,446	5,446
Profit/(loss) (100%)	-	155	155	-	710	710
Group share of profit/(loss) recognised	-	70	70	-	320	320
Current assets (100%)	3,413	4,903	8,316	-	3,447	3,447
Non-current assets (100%)	2,982	387	3,369	-	298	298
Total Assets (100%)	6,395	5,290	11,685	-	3,745	3,745
Current liabilities (100%)	(139)	(2,034)	(2,173)	-	(1,183)	(1,183)
Non-current liabilities (100%)	-	-	-	-	-	-
Total Liabilities (100%)	(139)	(2,034)	(2,173)	-	(1,183)	(1,183)
Net assets as reported by equity accounted investment	6,256	3,256	9,512	-	2,562	2,562
Group share of net assets equity accounted	3,128	1,465	4,593	-	1,153	1,153
Results of equity accounted investments						
Group share of profits/(losses) before tax	-	140	140	-	419	419
Group share of income tax expense	-	(70)	(70)	-	(99)	(99)
Group share of profits/(losses) after tax	-	70	70	-	320	320
Dividends received	-	-	-	-	-	-
Group share of net profit equity accounted	-	70	70	-	320	320
Movements in carrying amount of investments						
Carrying amount at beginning of the period	-	1,304	1,304	-	984	984
Changes in equity invested during the period	3,267	-	3,267	-	-	-
Share of net profit/(loss) equity accounted	-	70	70	-	320	320
Carrying amount at the end of the period	3,267	1,374	4,641	-	1,304	1,304

	2006 $'000	2005 $'000
Commitments		
Share of capital commitments contracted but not provided for or payable:		
Due within one year	3,065	-
Between one and five years	-	-
More than five years	-	-
	3,065	-
Share of other expenditure commitments contracted but not provided for or payable (including operating lease commitments):		
Due within one year	16	37
Between one and five years	-	-
More than five years	-	-
	16	37
Contingent liabilities		
Share of contingent liabilities:		
Guaranteed bank facilities	84	203
Letters of credit	1,240	-
	1,324	203

17. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2006 Assets $'000	2006 Liabilities $'000	2006 Net $'000	2005 Assets $'000	2005 Liabilities $'000	2005 Net $'000
CONSOLIDATED						
Property, plant and equipment	(2,577)	10,987	8,410	(3,697)	7,468	3,771
Operating rights and licences	-	22,346	22,346	-	5,034	5,034
Product development	-	13,330	13,330	-	9,338	9,338
Inventories	(3,476)	-	(3,476)	(5,407)	-	(5,407)
Employee benefits	(7,814)	-	(7,814)	(3,935)	-	(3,935)
Provisions	(14,577)	-	(14,577)	(15,165)	-	(15,165)
Accruals	(4,295)	-	(4,295)	(3,549)	-	(3,549)
Other items	(3,513)	3,622	109	(7,181)	5,945	(1,236)
Tax value of loss carry-forwards recognised	(7,797)	-	(7,797)	(10,144)	-	(10,144)
Tax (assets)/liabilities	(44,049)	50,285	6,236	(49,078)	27,785	(21,293)
Set off of tax	19,084	(19,084)	-	11,917	(11,917)	-
Net tax (assets)/liabilities	(24,965)	31,201	6,236	(37,161)	15,868	(21,293)
COMPANY						
Property, plant and equipment	(1,068)	6,599	5,531	-	4,818	4,818
Operating rights and licences	-	3,417	3,417	-	1,094	1,094
Product development	-	12,544	12,544	-	5,538	5,538
Inventories	(1,312)	-	(1,312)	(2,192)	-	(2,192)
Employee benefits	(3,777)	-	(3,777)	(3,860)	-	(3,860)
Provisions	(8,710)	-	(8,710)	(5,412)	-	(5,412)
Accruals	(4,048)	-	(4,048)	(1,203)	-	(1,203)
Other items		3,500	3,500	(731)	337	(394)
Tax value of loss carry-forwards recognised	(820)	-	(820)	-	-	-
Tax (assets)/liabilities	(19,735)	26,060	6,325	(13,398)	11,787	(1,611)
Set off of tax	19,735	(19,735)	-	11,787	(11,787)	-
Net tax (assets)/liabilities	-	6,325	6,325	(1,611)	-	(1,611)

The consolidated entity has tax losses arising of $26.0 million (2005: $33.8 million) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose.

The benefit for tax losses will only be obtained if:
(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;
(ii) the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and
(iii) no change in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Deductible temporary differences	31,328	-	-	-
Tax losses	1,651	1,796	-	-
	32,979	1,796	-	-

At 30 June 2006 the unrecognised deferred tax asset primarily relates to the impairments recognised at December 2005 in relation to the Aguadilla manufacturing facility in Puerto Rico and the US business (see note 5). The deferred tax assets have not been recognised due to their recoverability not being highly probable at the reporting date.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the consolidated entity can utilise the benefits.

17. Deferred tax assets and liabilities (continued)

Movement in temporary differences during the year

	Opening balance $'000	Recognised in income $'000	Acquired balances $'000	Recognised in equity $'000	Exchange difference $'000	Closing balance $'000
CONSOLIDATED						
30 June 2006						
Property, plant and equipment	3,771	283	4,371	-	(15)	8,410
Operating rights and licences	5,034	2,820	14,354	-	138	22,346
Product development	9,338	3,909	-	-	83	13,330
Inventories	(5,407)	2,018	-	-	(87)	(3,476)
Employee benefits	(3,935)	(3,011)	(863)	-	(5)	(7,814)
Provisions	(15,165)	874	(1)	-	(285)	(14,577)
Accruals	(3,549)	(429)	(288)	-	(29)	(4,295)
Other items	(1,236)	3,033	(1,746)	-	58	109
Tax value of loss carry-forwards (recognised)/derecognised	(10,144)	2,702	-	-	(355)	(7,797)
Balance at 30 June 2006	(21,293)	12,199	15,827	-	(497)	6,236
30 June 2005						
Property, plant and equipment	1,095	2,489	-	-	187	3,771
Operating rights and licences	3,997	1,376	-	-	(339)	5,034
Product development	8,619	1,079	-	-	(360)	9,338
Inventories	(2,183)	(3,342)	-	-	118	(5,407)
Employee benefits	(1,933)	(2,010)	-	-	8	(3,935)
Provisions	(9,043)	(6,890)	-	-	768	(15,165)
Accruals	(3,474)	(293)	-	-	218	(3,549)
Other items	5,986	(6,714)	-	-	(508)	(1,236)
Tax value of loss carry-forwards (recognised)/derecognised	(13,595)	2,249	-	-	1,202	(10,144)
Balance at 30 June 2005	(10,531)	(12,056)	-	-	1,294	(21,293)
COMPANY						
30 June 2006						
Property, plant and equipment	4,818	713	-	-	-	5,531
Operating rights and licences	1,094	2,323	-	-	-	3,417
Product development	5,538	7,006	-	-	-	12,544
Inventories	(2,192)	880	-	-	-	(1,312)
Employee benefits	(3,860)	83	-	-	-	(3,777)
Provisions	(5,412)	(3,298)	-	-	-	(8,710)
Accruals	(1,203)	(2,845)	-	-	-	(4,048)
Other items	(394)	3,893	-	-	1	3,500
Tax value of loss carry-forwards (recognised)/derecognised	-	(825)	-	-	5	(820)
Balance at 30 June 2006	(1,611)	7,930	-	-	6	6,325
30 June 2005						
Property, plant and equipment	2,496	2,322	-	-	-	4,818
Operating rights and licences	622	472	-	-	-	1,094
Product development	4,954	584	-	-	-	5,538
Inventories	(1,339)	(853)	-	-	-	(2,192)
Employee benefits	(1,850)	(2,010)	-	-	-	(3,860)
Provisions	(1,533)	(3,879)	-	-	-	(5,412)
Accruals	(1,289)	86	-	-	-	(1,203)
Other items	2,195	(2,574)	-	-	(15)	(394)
Tax value of loss carry-forwards (recognised)/derecognised	-	-	-	-	-	-
Balance at 30 June 2005	4,256	(5,852)	-	-	(15)	(1,611)

18. Property, plant and equipment

CONSOLIDATED

	Freehold land & buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Assets under construction $'000	Leased plant & equipment $'000	Total $'000
Cost						
Balance at 1 July 2005	35,442	492	183,878	104,438	-	324,250
Acquisitions through business combinations	36,856	-	9,389	1,576	138	47,959
Additions through demerger transaction	-	1,695	143	14,335	-	16,173
Additions for the period	58	95	12,471	51,722	-	64,346
Impairment loss - asset write off	-	-	(21,942)	(10,083)	-	(32,025)
Transfers to other non-current assets	-	-	(717)	(1,640)	-	(2,357)
Other transfers	18,202	1,660	61,667	(84,705)	-	(3,176)
Disposals	(174)	-	(3,298)	-	-	(3,472)
Effect of movements in foreign exchange rate	1,192	201	5,298	1,328	-	8,019
Balance at 30 June 2006	91,576	4,143	246,889	76,971	138	419,717
Balance at 1 July 2004	30,791	368	157,479	71,953	-	260,591
Acquisitions through business combinations	-	-	1,546	-	-	1,546
Additions for the period	3,999	90	25,691	53,792	-	83,572
Other transfers	2,161	400	14,189	(19,059)	-	(2,309)
Disposals		(359)	(6,386)	-	-	(6,745)
Effect of movements in foreign exchange rate	(1,509)	(7)	(8,641)	(2,248)	-	(12,405)
Balance at 30 June 2005	35,442	492	183,878	104,438	-	324,250
Depreciation and impairment losses						
Balance at 1 July 2005	4,163	178	96,840	-	-	101,181
Depreciation charge for period	2,025	822	16,738	-	65	19,650
Impairment losses	-	-	729	51,314	-	52,043
Impairment loss - asset write off	-	-	(14,016)	-	-	(14,016)
Other transfers	-	-	-	-	-	-
Disposals	(133)	-	(2,582)	-	(14)	(2,729)
Effect of movement in foreign exchange	89	46	2,728	520	-	3,383
Balance at 30 June 2006	6,144	1,046	100,437	51,834	51	159,512
Balance at 1 July 2004	2,120	108	92,322	-	-	94,550
Depreciation charge for period	2,105	190	14,128	-	-	16,423
Impairment losses	-	-	-	-	-	-
Other transfers	-	-	-	-	-	-
Disposals	-	(118)	(5,241)	-	-	(5,359)
Effect of movement in foreign exchange	(62)	(2)	(4,369)	-	-	(4,433)
Balance at 30 June 2005	4,163	178	96,840	-	-	101,181
Carrying amounts						
Balance at 30 June 2006	85,432	3,097	146,452	25,137	87	260,205
Balance at 30 June 2005	31,279	314	87,038	104,438	-	223,069

18. Property, plant and equipment (continued)

THE COMPANY

	Freehold land & buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Assets under construction $'000	Total $'000
Cost					
Balance at 1 July 2005	20,076	9	92,383	71,415	183,883
Additions through demerger transaction	-	1,695	143	14,335	16,173
Additions for the period	-	-	-	14,891	14,891
Impairment loss - asset write off	-	-	-	(9,658)	(9,658)
Transfer of assets to controlled entities	-	-	-	(1,072)	(1,072)
Other transfers	18,174	-	57,320	(78,666)	(3,172)
Disposals	(174)	-	(1,808)	-	(1,982)
Balance at 30 June 2006	38,076	1,704	148,038	11,245	199,063
Balance at 1 July 2004	17,915	368	82,901	38,057	139,241
Acquisitions through business combinations	-	-	-	-	-
Additions for the period	-	-	9	51,402	51,411
Other transfers	2,161	-	13,997	(18,044)	(1,886)
Disposals	-	(359)	(4,524)	-	(4,883)
Balance at 30 June 2005	20,076	9	92,383	71,415	183,883
Depreciation and impairment losses					
Balance at 1 July 2005	2,493	-	50,264	-	52,757
Depreciation charge for period	452	223	8,814	-	9,489
Impairment losses	-	-	729	-	729
Other transfers	-	-	-	-	-
Disposals	(133)	-	(1,215)	-	(1,348)
Balance at 30 June 2006	2,812	223	58,592	-	61,627
Balance at 1 July 2005	2,120	108	47,287	-	49,515
Depreciation charge for period	373	10	6,826	-	7,209
Other transfers	-	-	-	-	-
Disposals	-	(118)	(3,849)	-	(3,967)
Balance at 30 June 2005	2,493	-	50,264	-	52,757
Carrying amounts					
Balance at 30 June 2006	35,264	1,481	89,446	11,245	137,436
Balance at 30 June 2005	17,583	9	42,119	71,415	131,126

Impairment loss

Impairment losses and asset write downs

Aguadilla manufacturing facility

In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market. The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment, and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

An impairment loss of $51.3 million (the Company: nil) has been recognised in 'other expenses' in the income statement in relation to the assessment performed by the consolidated entity on the carrying value of the assets of the Aguadilla manufacturing site. The estimate of the recoverable amount was based on the value in use of the assets of the manufacturing facility, determined using a pre-tax discount rate of 14.3%. In addition specific assets totalling $7.9 million (the Company: nil) relating to the Aguadilla manufacturing site were written down and are included in 'other expenses' in the income statement.

18. Property, plant and equipment (continued)

Impairment loss (continued)
Business development projects
A number of 'in-progress' business development projects, included within assets under construction, that had been commenced by previous management no longer fit with the new strategic direction of the consolidated entity. All these projects have ceased and an impairment loss of $9.7 million (the Company $9.7 million) has been recognised within 'other expenses' in the income statement.

In addition an impairment loss of $0.7 million (the Company: $0.7 million) was recognised in relation to the carrying value of other items of property, plant and equipment which is included within 'cost of sales' in the income statement.

Depreciation and impairment charge

The depreciation and impairment charge is recognised in the following line items in the income statement

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cost of sales	15,467	12,773	8,068	5,374
Selling and marketing expenses	830	746	9	7
Administrative expenses	2,606	1,976	1,474	1,101
Product development expenditure	657	727	667	727
Other expenses	70,142	201	9,658	-
	89,702	16,423	19,876	7,209

19. Intangible assets

CONSOLIDATED

	Product development $'000	Goodwill $'000	Operating rights & licences $'000	Computer Software $'000	Total $'000
Cost					
Balance at 1 July 2005	41,182	824,711	265,025	8,784	1,139,702
Acquisitions through business combinations	445	43,950	47,930	-	92,325
Additions for the period	28,653	-	20,391	211	49,255
Impairment loss - asset write off	(19,688)	-	(39,212)	-	(58,900)
Other transfers	-	-		3,176	3,176
Disposals	-	-	(414)	(54)	(468)
Effect of movements in foreign exchange rate	946	16,091	13,204	142	30,383
Balance at 30 June 2006	51,538	884,752	306,924	12,259	1,255,473
Balance at 1 July 2004	29,501	745,273	187,826	6,480	969,080
Acquisitions through business combinations	-	107,648	2,281	-	109,929
Additions for the period	12,896	-	139,962	-	152,858
Other transfers	-	-	-	2,309	2,309
Disposals	-	-	(41,413)	-	(41,413)
Effect of movements in foreign exchange rate	(1,215)	(28,210)	(23,631)	(5)	(53,061)
Balance at 30 June 2005	41,182	824,711	265,025	8,784	1,139,702
Amortisation and impairment losses					
Balance at 1 July 2005	5,450	-	25,162	3,903	34,515
Amortisation charge for period	1,483	-	24,963	2,255	28,701
Impairment loss	-	-	-	-	-
Other transfers	-	-	-	-	-
Disposals	-	-	(155)	(41)	(196)
Effect of movement in foreign exchange	581	-	4,452	136	5,169
Balance at 30 June 2006	7,514	-	54,422	6,253	68,189
Balance at 1 July 2004	4,309	-	9,847	2,247	16,403
Amortisation charge for period	1,143	-	21,995	1,661	24,799
Other transfers	-	-	-	-	-
Disposals	-	-	(646)	-	(646)
Effect of movement in foreign exchange	(2)	-	(6,034)	(5)	(6,041)
Balance at 30 June 2005	5,450	-	25,162	3,903	34,515
Carrying amounts					
Balance at 30 June 2006	44,024	884,752	252,502	6,006	1,187,284
Balance at 30 June 2005	35,732	824,711	239,863	4,881	1,105,187

19. Intangible assets (continued)

THE COMPANY

	Product development $'000	Goodwill $'000	Operating rights & licences $'000	Computer Software $'000	Total $'000
Cost					
Balance at 1 July 2005	23,748	201,861	3,834	8,365	237,808
Acquisitions through business combinations	-	-	-	-	-
Additions for the period	24,672	-	7,893	-	32,565
Impairment loss - asset write off	-	-	(203)	-	(203)
Other transfers	-	-	-	3,172	3,172
Disposals	-	-	-	(49)	(49)
Balance at 30 June 2006	48,420	201,861	11,524	11,488	273,293
Balance at 1 July 2004	17,960	201,861	2,991	6,479	229,291
Acquisitions through business combinations	-	-	-	-	-
Additions for the period	5,788	-	843	-	6,631
Other transfers	-	-	-	1,886	1,886
Disposals	-	-	-	-	-
Balance at 30 June 2005	23,748	201,861	3,834	8,365	237,808
Amortisation and impairment losses					
Balance at 1 July 2005	5,289	-	784	3,577	9,650
Amortisation charge for period	1,320	-	150	2,087	3,557
Impairment loss	-	-	-	-	-
Other transfers	-	-	-	-	-
Disposals	-	-	-	(35)	(35)
Balance at 30 June 2006	6,609	-	934	5,629	13,172
Balance at 1 July 2004	4,309	-	731	2,247	7,287
Amortisation charge for period	980	-	53	1,330	2,363
Other transfers	-	-	-	-	-
Disposals	-	-	-	-	-
Balance at 30 June 2005	5,289	-	784	3,577	9,650
Carrying amounts					
Balance at 30 June 2006	41,811	201,861	10,590	5,859	260,121
Balance at 30 June 2005	18,459	201,861	3,050	4,788	228,158

Impairment losses
Propofol development costs
An impairment loss of $19.5 million (the Company: nil) was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca and has subsequently lodged an appeal. Mayne Pharma remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion. The estimate of recoverable amount was based on value in use, determined using a pre-tax discount rate of 14.3%.

In addition an impairment loss of $0.2 million (the Company: $0.2 million) was recognised in relation to the carrying value of other items of product development which is included within 'product development expenditure' in the income statement.

19. Intangible assets (continued)

Impairment losses (continued)
Operating rights and licences
Biogeneric development costs
In February 2005 the consolidated entity entered into a partnership with Pliva d.d. ('Pliva') to develop and manufacture two major biogeneric products being erythropoietin ('EPO') and granulocyte colony stimulating factor ('G-CSF'). Under the agreement the consolidated entity would acquire the exclusive sales, marketing and distribution rights for the two products in Western Europe and other selected markets around the world.

Substantial progress had been made with the development of the EPO product, however in late in 2005 the regulatory approval requirements imposed by the European regulatory authority for bio-similar EPO, to be brought to market, changed markedly. After assessing the impact of the regulatory changes it was determined that it would require considerably more resources to be channelled into the development of EPO thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. Accordingly, Mayne Pharma and Pliva agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market (see note 37).

As a consequence the consolidated entity has recognised an impairment loss of $35.2 million (the Company: nil) in 'other expenses' in the income statement. In addition, the liability recognised for future milestone payments to Pliva for the development of EPO for $27.9 million (the Company: nil) was released and is included within 'other expenses' in the income statement. During the period incremental costs of $1.9 million (the Company: nil) incurred in relation to the development of EPO were also expensed to the income statement.

Acquired operating rights and licences
A number of individual operating rights and licences acquired by previous management no longer fit with the new strategic direction of the consolidated entity. These operating rights and licences will no longer be pursued by the consolidated entity and as a result an impairment loss of $3.6 million (the Company: nil) has been recognised in 'other expenses' in the income statement.

In addition the annual impairment assessment performed by the consolidated entity, in accordance with the consolidated entity's impairment of assets policy, has identified an impairment loss of $0.4 million (the Company: $0.2 million) in relation to the carrying value of other operating rights and licences which has been recognised in 'selling and marketing expenses' in the income statement. The impairments in the carrying value of the operating rights and licences were a result of ceasing to sell products into certain markets and price erosion caused by increased competition. The estimate of the recoverable amount of these assets was based on the value in use of the asset, determined using a pre-tax discount rate of 14.3%.

Amortisation and impairment charge
The amortisation and impairment charge is recognised in the following line items in the income statement

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cost of sales	344	331	250	-
Selling and marketing expenses	364	-	203	-
Administrative expenses	1,837	1,330	1,837	1,330
Product development expenditure	1,680	1,143	1,320	980
Amortisation of operating right and licences	24,963	21,995	150	53
Other operating expenses	58,413	-	-	-
	87,601	24,799	3,760	2,363

Impairment tests for cash-generating units containing goodwill
The consolidated entity tests goodwill annually, or more frequently if there are indications that goodwill may be impaired. For the purposes of undertaking the impairment testing management have identified three cash generating units ('CGUs'). Of the CGUs identified a significant portion of goodwill is regarded as a single cash-generating unit. This allocation represents the integrated global nature of the injectable pharmaceutical business.

The goodwill for each significant cash-generating unit is set out below:

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Contract manufacturing operations, Germany	27,962	25,837	-	-
Contract manufacturing operations, Australia	27,695	-	-	-
Integrated pharmaceutical operations	829,095	798,874	201,861	201,861
	884,752	824,711	201,861	201,861

The recoverable amounts of each of the CGUs are determined from value in use calculations using cash flow projections which varied depending on the CGU. The impairment testing of the contract manufacturing CGU's of Germany and Australia used cash flow projections that were over a ten year period and a sixteen year period respectively while the integrated pharmaceutical CGU impairment testing used cash flow projections over a five year period. Cash flow projections greater than five years have been used in the impairment testing of the contract manufacturing CGU's due to the existence customer contracts whose terms extend out beyond the next five years.

The key assumptions for the value in use impairment calculations are:
- revenue volumes and prices, including assessing anticipated successful product launches;
- operating costs;
- growth rate assumptions;
- growth in perpetuity applied to calculate the terminal value; and
- discount rate.

19. Intangible assets (continued)

Impairment tests for cash-generating units containing goodwill (continued)

Expected revenue volumes, revenue prices and operating costs are based on past experience and expected future developments in markets and operations and are the same assumptions used in the most recent forecasts, financial budgets and strategic plans used by management.

Growth rates take into consideration forecast GDP growth rates for the countries of operation, expected market growth rates for those regions and the levels of growth achieved historically by the CGU and forecast in the periods covered by the budget and strategic plan. Lower growth rates are applied in perpetuity to calculate the terminal value for each CGU. These rates do not exceed the average long-term growth rate for the relevant markets.

The discount rate applied to each CGU is based on the consolidated entity's weighted average cost of capital adjusted to reflect management's estimate of the expected risk profile associated with the cash flow projections for the CGU.

The discount rates and growth rates by CGU are as follows:

	Discount Rate		Growth rate	
	2006 %	2005 %	2006 %	2005 %
Contract manufacturing operations, Germany	15.4	15.4	0.0	0.0
Contract manufacturing operations, Australia	14.3	-	3.0	-
Integrated pharmaceutical operations	14.3	14.3	3.0	3.0

In all cases the recoverable amounts of these CGU's were in excess of their carrying values and no impairment arose in the year (2005: nil).

20. Trade and other payables

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current				
Trade payables	51,208	44,688	12,563	12,672
Payables due to controlled entities	-	-	28,107	36,144
Other payables	87,357	63,834	39,232	28,660
	138,565	108,522	79,902	77,476
Non-current				
Other payables	44	146	-	-
	44	146	-	-

21. Interest-bearing liabilities

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current				
Bank overdrafts	-	-	4,458	7,102
Secured bank loans	-	1,029		
Unsecured bank loans	799	1,161	-	-
Other unsecured loans	3,595	3,439	-	-
Finance lease liabilities	105	-	-	-
Amounts owing to controlled entities	-	-	142,502	160,195
	4,499	5,629	146,960	167,297
Related party indebtedness	-	1,570,893	-	988,105
Non-current				
Unsecured bank loans	1,599	2,078	-	-
Other unsecured loans	9,992	11,337	-	-
Finance lease liabilities	-	-	-	-
	11,591	13,415	-	-

This note provides information about the contractual terms of the consolidated entity's interest-bearing liabilities. For more information about the consolidated entity's exposure to interest rate and foreign currency risk, see note 28.

21. Interest-bearing liabilities (continued)

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Financing facilities available at reporting date				
Bank overdraft[1]	1,000	-	1,000	7,102
Secured bank loans	-	1,029	-	-
Unsecured bank loans	227,398	3,239	225,000	-
Other unsecured loans	13,587	14,776	-	-
Standby letters of credit	11,275	8,213	-	-
Other bank facilities	656	-	656	-
	253,916	27,257	226,656	7,102
Facilities utilised at reporting date				
Secured bank loans	-	1,029	4,458	7,102
Unsecured bank loans	2,398	3,239	-	-
Other unsecured loans	13,587	14,776	-	-
	15,985	19,044	4,458	7,102
Facilities not utilised at reporting date				
Bank overdraft[1]	1,000	-	-	-
Unsecured Borrowing	225,000	-	225,000	-
Standby letters of credit	11,275	8,213	-	-
Other bank facilities	656	-	656	-
	237,931	8,213	225,656	-

[1] Prior to the date of the demerger bank overdraft facilities were arranged by the ultimate parent company, Mayne Group Limited.

Secured bank loans
Secured bank loans represents a factoring agreement between PHT Pharma Srl ('PHT') and Banca San Paolo ('San Paolo'). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advance at balance date is nil (2005: EUR 650,000; AUD 1,029,132).

Unsecured loans
Unsecured bank loans are denominated in Australian dollars and Euros.

Drawn term facility
At 30 June 2006 an amount of EUR 1.4 million (AUD 2.4 million) is payable in relation to a loan agreement between Wasserburger Arzneimittelwerk GmbH ("Wasserburger") and IKB Deutsche Industriebank AG ("IKB"). The loan is unsecured and is repayable in equal instalments in December and June of each year. The loan bears interest at a fixed rate of 3.75% per annum, and matures in June 2009.

Multi-currency bank debt facility
During the period the consolidated entity obtained an AUD 225.0 million unsecured syndicated multi-currency and multi-issuer bank debt facility. The syndicated bank debt facility is a three-year revolving loan facility and was undrawn at 30 June 2006.

Interest is payable on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market. The facility contains customary provisions relating to events of default, which could trigger early repayment and also contains undertakings by Mayne Pharma and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature.

Bank overdraft
The consolidated entity has a bank overdraft facility of AUD 1.0 million which is embedded within a set-off arrangement. The facility allows any individual account balance, within the set-off group, to be in overdraft of up to AUD 30.0 million however the net cash position of the set-off group must not exceed a bank overdraft position greater than AUD 1.0 million.

The facility is unsecured with interest charged daily on drawn amounts at the bank's official cash rate plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market. Interest is not charged if, under the set-off arrangement, the consolidated entity is in a net cash position.

At 30 June 2006 the Company is in a bank overdraft position of AUD 4.5 million (2005: $7.1 million) whilst the consolidated entity has not drawn down on the facility under the cash set-off agreement (2005: nil).

Other unsecured loans
Other loans include a loan received from a customer to finance the expansion of production capacity at the consolidated entity's manufacturing facility at Wasserburger, Germany. The outstanding loan balance at 30 June 2006 is EUR 8.3 million (AUD 14.2 million). The loan bears interest at a fixed rate of 1% per annum and is repaid in annual instalments based on levels of production. Final repayment is due September 2009.

Standby letters of credit
The consolidated entity has a number of standby letter of credit facilities with different financial institutions that total $11.3 million (2005: $8.2 million). Each facility has differing terms and conditions that reflect the purpose of guarantee provided under the letter of credit. At 30 June 2006 the consolidated entity has not called upon any of the available letters of credit (2005: nil).

Other bank facilities
The consolidated entity has arranged a facility under which cash, of up to AUD 0.5 million, may be advanced against receipts from overseas customers. This facility has not been utilised at 30 June 2006. In addition, a documentary letter of credit facility for AUD 0.2 million has also been arranged where payments, or proof of payment, is supplied to an overseas supplier by the financial intermediary to ensure the shipment of goods procured. This facility has not been utilised at 30 June 2006.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000

22. Employee benefits

	2006	2005	2006	2005
Current				
Liability for annual leave	8,500	5,892	6,539	5,461
Liability for long service leave	216	188	175	188
Other employee benefits	1,904	154	-	-
Recognised liability for pension plans (see below)	8,011	7,351	-	-
	18,631	13,585	6,714	5,649
Non-current				
Liability for long service leave	6,999	4,514	5,666	4,514
	6,999	4,514	5,666	4,514

(a) Pension plans

The consolidated entity provides employee benefits under various arrangements, including through defined contribution and defined benefit pension plans. Many of these plans are defined contribution plans, where the company contribution and resulting income statement charge is fixed at a set level or is a set percentage of an employee's pay. However several plans, held in the US (including Puerto Rico) and Germany, are defined benefit, where benefits are based on employees' length of service and average final salary.

Defined Benefits Plans

The consolidated entity provides fully for the present value of the unfunded obligations of the defined benefit plans as determined by the latest actuarial valuation.

The defined benefit plan in the USA has been closed to new entrants residing in continental USA since October 2003. Benefits for existing employees in the plan, at that time, were subsequently frozen with effect from June 2005. The plan remains open to existing and new employees that reside in Puerto Rico. In Germany two wholly unfunded defined benefit plans are in operation, one for staff members and the other for executives.

The cash funding of the US plan, which may from time to time involve special payments, is determined in consultation with independent qualified actuaries to ensure that the assets together with the future contributions should be sufficient to meet future obligations. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by independent actuary, Dreighton Rosier, FSA, EA on 27 June 2006. Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensions Management GMBH on 30 June 2006.

The following table summarises the assets and liabilities recognised in the consolidated balance sheet in respect of defined benefit schemes for the year ended 30 June 2006.

	2006 $'000	2005 $'000
Defined benefit obligation recognised in the balance sheet		
Present value of wholly unfunded obligations	7,149	6,788
Present value of funded obligations	2,995	2,448
Fair value of fund assets - funded	(2,133)	(1,885)
Present value of net obligations	8,011	7,351
Unrecognised actuarial gains and (losses)	-	-
Recognised liability for defined benefit obligations (see below)	8,011	7,351
Amounts in the balance sheet		
Liabilities	8,011	7,351
Assets	-	-
Net liability	8,011	7,351
Amounts for the current and previous four periods are as follows:		
Defined benefit obligations	(10,144)	(9,236)
Fund assets	2,133	1,885
Surplus/(deficit)	(8,011)	(7,351)
Experience adjustments on fund liabilities	68	-
Experience adjustments on fund assets	(81)	-

The consolidated entity has used the AASB 1.20A exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from date of transition to Australian Equivalents to International Financial Reporting Standards.

22. Employee benefits (continued)

(a) Defined benefits plans (continued)

	2006 $'000	2005 $'000
Changes in the present value of the defined benefit obligation are as follows:		
Defined benefit obligation at beginning of period	9,236	9,935
Current service cost	137	450
Interest cost on benefit obligation	457	200
Actuarial losses and (gains)	68	-
Losses/(gains) on curtailments	-	(369)
Benefits paid	(383)	(4)
Exchange differences on foreign plans	629	(976)
Defined benefit obligation at end of period	10,144	9,236
Changes in the fair value of fund assets are as follows:		
Fair value of plan assets at beginning of period	1,885	1,592
Expected return	143	121
Actuarial gains and (losses)	(81)	-
Contributions by employer	324	333
Benefits paid	(198)	(1)
Exchange differences on foreign plans	60	(160)
Fair value of plan assets at end of period	2,133	1,885
Actual return on plan assets	62	121
Expense recognised in the income statement		
Current service costs	137	450
Interest on obligation	457	200
Expected return on fund assets	(143)	(121)
Losses/(gains) on curtailments	-	(369)
	451	160

The above expense of $451,000 (2005: $160,000) is recognised in the cost of sales line in the income statement.

	2006 %	2005 %
The major categories of fund assets as a percentage of total fund assets are as follows:		
Cash	17.0%	17.0%
US Stocks	43.3%	43.3%
Foreign Stocks	9.5%	9.5%
Bonds	30.1%	30.1%
Other	0.1%	0.1%
Principal actuarial assumptions at balance sheet date (expressed as weighted averages):		
Discount rate	5.11%	5.14%
Expected return on fund assets	7.00%	7.50%
Future salary increases	2.55%	3.46%
Future defined benefit fund increases	1.50%	1.50%
Portion of employees opting for early retirement.	7.00%	7.00%

The consolidated entity expects to contribute $0.3 million to its defined benefit superannuation funds in the 2007 financial year.

22. Employee benefits (continued)

Surplus/(deficit) for each defined benefit superannuation fund on a funding basis

Funds sponsored by entities in the consolidated entity

	Fund assets	Accrued benefit	Fund excess/ (deficit)	Contribution recommendation (per year)
	$'000	$'000	$'000	$'000
2006				
Mayne Pharma (USA) Inc Plan	2,133	(2,995)	(862)	324
Wasserburger Arzneimittelwerk GmbH Staff Plan	-	(3,022)	(3,022)	-
Wasserburger Arzneimittelwerk GmbH Executive Plan	-	(4,127)	(4,127)	-
Total for funds sponsored by the consolidated entity	2,133	(10,144)	(8,011)	324
2005				
Mayne Pharma (USA) Inc Plan	1,885	(2,448)	(563)	315
Wasserburger Arzneimittelwerk GmbH Staff Plan	-	(2,869)	(2,869)	-
Wasserburger Arzneimittelwerk GmbH Executive Plan	-	(3,919)	(3,919)	-
Total for funds sponsored by the consolidated entity	1,885	(9,236)	(7,351)	315

Contribution recommendations are based on a funding methodology that will result in adequate funding for payments expected to be made over the next three years. The levels of the contributions to the funds are reassessed annually.

The consolidated entity has a legal liability to make up a deficit in the funds but no legal right to benefit from any surplus in the funds.

Defined contribution superannuation funds

The consolidated entity makes contributions to a defined contribution superannuation fund. The amount recognised as an expense was $8.1 million for the financial year ended 30 June 2006 (2005: $6.4 million).

(b) Share based payments

Mayne Pharma Executive Share Option Plan ('ESOP')

Under the Mayne Pharma ESOP, selected Mayne Pharma executives are eligible to receive options over Mayne Pharma shares. Options may be offered to executives at such times and on such terms as the Board from time to time decides. No consideration is payable on grant of the options, unless the Board decides otherwise.

The Board determines the exercise price payable on the exercise of an option when the option is granted. Under the terms of the ESOP the exercise price is subject to adjustment if Mayne Pharma shares are offered to Mayne Pharma shareholders by way of a bonus issue or rights issue prior to the exercise of the options or, if there is any reorganisation of the issued share capital of Mayne Pharma (including by way of capital reduction, share buy-back or cancellation).

The conditions which must be satisfied before an option may be exercised, including the period during which the option may be exercised and any performance hurdles, are determined by the Board when the option is granted. Unless the Board determines otherwise, and having regard to the satisfaction of any performance conditions, an option may be exercised notwithstanding that the exercise conditions have not been met:

- in circumstances where the relevant executive's employment with Mayne Pharma terminates as a result of retirement, redundancy, total and permanent disablement or death; or
- if a takeover bid or scheme of arrangement is made in respect of the company.

In addition, the Board may determine that an option may be exercised notwithstanding that the exercise conditions have not been met in any other circumstances in its discretion.

The expense recognised in the income statement for the current period is $1.0 million (2005: nil) in relation to options granted under the ESOP. Prior to the demerger of Mayne Pharma Limited on 18 November 2005 (see note 3) the Company did not provide any share-based compensation arrangements to employees under this plan.

Mayne Pharma Senior Executive Short Term Incentive Plan ('SESTIP')

Under the SESTIP the Board may award an incentive amount to selected senior executives of Mayne Pharma (an 'Award') with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne Pharma executives are required to take a minimum of 40% (or such other percentage as the Board determines) of each Award as deferred Mayne Pharma shares ('Deferred Shares'). Mayne Pharma executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Pharma shares ('Elective Shares'), with the balance of the award payable in cash.

The Award is based on performance for the year, which is tested against specific performance and service conditions, before it is made. If the Board determines that the specific conditions applicable to an Award have been satisfied, Mayne Pharma must pay the cash component of the Award to the participant and provide sufficient funds to the trustee of the Mayne Pharma Group SESTIP Trust (the 'Trustee') to permit the Trustee to acquire Mayne Pharma shares that are equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

This plan is currently suspended, no Awards have been made under this plan during the current period (2005: nil).

22. Employee benefits (continued)

(b) Share based payments (continued)

Mayne Pharma Employee Share Plan ('ESP')
The Mayne Pharma ESP allows eligible employees to acquire Mayne Pharma Shares from the Plan Trustee ('Plan Shares') with an aggregate market value (for each employee) not greater than $1,000. Eligible employees are employees of a Mayne Pharma Group company and who are invited to participate in the Mayne Pharma ESP by the Plan Trustee. The Plan Trustee remains the registered holder of the Plan Shares until they are transferred to the participant in accordance with the terms of the ESP.

No purchase price is payable by participating employees for Plan Shares. Mayne Pharma will contribute to the Plan Trustee the amount required to acquire the shares on behalf of participating employees and the Plan Trustee will then, at the election of Mayne Pharma, either purchase or subscribe for Mayne Pharma shares on behalf of the participant.

No awards have been made to employees under this plan during the current period (2005: nil).

The terms and conditions of the options that have been granted are as follows, whereby all options are settled by physical delivery of shares.

Grant date/employees entitled	Number of instruments	Vesting conditions	Contractual life of options
Option grant to Executives at 19 November 2005	4,210,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 13 December 2005	150,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 1 January 2006	1,365,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 16 January 2006	1,100,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 2 March 2006	65,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 1 April 2006	300,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 18 May 2006	340,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 23 May 2006	350,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Option grant to Executives at 29 May 2006	30,000	Three years of service and average growth in total shareholder return of 10-15% for each of the three years	5 years
Total share options	7,910,000		

The number and weighted average exercise price of share options is as follows:

	Weighted average exercise price 2006	Number of options 2006
Outstanding at the beginning of the period	-	-
Forfeited during the period	-	-
Exercised during the period	-	-
Granted during the period	$2.53	7,910,000
Outstanding at the end of the period	$2.53	7,910,000
Exercisable at the end of the period		-

No options were granted during the year ended 30 June 2005 or in any prior period.

The options outstanding at 30 June 2006 have an exercise price in the range of $2.50 to $2.73 and a weighted average contractual life of 5 years.

During the financial year no share options were exercised (2005: nil).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. Valuation of options granted over Mayne Pharma shares is based on an independant valuation report provided by Deloitte dated 25 August 2006. A Monte-Carlo simulation-based valuation model was developed to simulate the date of vesting, the percentage vesting, the share price and its total shareholder return. Once the simulated date of vesting was determined, a Black-Scholes framework was utilised to determine the fair value of the options as at this future vesting date. This fair value obtained at each vesting date for each tranche was then discounted back to grant date.

22. Employee benefits (continued)

(b) Share based payments (continued)

Fair value of share options and assumptions

	Key management personnel 2006	Senior employees 2006
Fair value at measurement date	$0.69	$0.69
Share price	$2.71	$2.71
Weighted average exercise price	$2.53	$2.53
Expected volatility (expressed as weighted average volatility used in the modelling under the Black-Scholes model)	24.0%	24.0%
Option Life	5 years	5 years
Expected dividends	1.5%	1.5%
Risk-free interest rate (based on the Australian Dollar Swap Rate Curve)	5.5% to 6.2%	5.5% to 6.2%

No options were granted during the year ended 30 June 2005 or in any prior period.

Newly listed companies on the Australian Stock Exchange ('ASX') typically experience a higher level of volatility in the early months post listing. Accordingly, in performing their valuation, Deloitte considered this likely impact of the temporary distortion on the fair value calculations and in conjunction with management concluded a volatility factor of 24% was more appropriate than than the actual volatility of 28% that was experienced over the last three months.

The share options granted potentially vest at each performance measure date or at a corresponding quarterly retest date, and from this point become exercisable up until a date five years from the initial grant date. As the options will be exercised at an unknown time, the residual maturity used in the pricing was assumed to be half of the remaining lifetime of the options. It has been assumed that taking the mid point of the remaining life is a justified approach for handling the uncertainty of each individual's exercising strategy.

Share options are granted under a service condition and, for grants to key management personnel, market and non-market conditions. Non-market performance conditions are not taken into account in the grant date fair value measurements of services received.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Employee expenses				
Share options granted in 2005 - equity settled	-	-	-	-
Share options granted in 2006 - equity settled	988	-	988	-
Total expense recognised as employee costs	988	-	988	-

23. Current tax liabilities

The current tax liability for the consolidated entity of $7.8 million (2005: $17.1 million) and for the Company of $2.4 million (2005: $10.7 million) represent the amount of income taxes payable in respect of current and prior financial periods. In accordance with the tax consolidation legislation, the Company as the head entity of the Australian tax-consolidated group has assumed the current tax liability initially recognised by the members in the tax-consolidated group.

24. Provisions

	Workers Compensation $'000	Acquisitions $'000	Product Development $'000	Operational Restructuring $'000	Corporate Restructuring $'000	Total $'000
CONSOLIDATED						
Balance at 1 July 2005	726	37,126	27,137	971	-	65,960
Provisions made during the year	340	1,221	-	4,343	19,042	24,946
Acquisitions through business combinations	-	442	-	-	-	442
Transferred from creditors	-	195	-	-	-	195
Provisions utilised during the year	(289)	(16,524)	-	-	(10,771)	(27,584)
Provisions released to the income statement	-	(793)	(27,897)	-	-	(28,690)
Effect of movement in foreign exchange rate	-	1,931	760	(13)	-	2,678
Balance at 30 June 2006	777	23,598	-	5,301	8,271	37,947
Current						
Balance at 30 June 2006	777	8,090	-	5,301	5,771	19,939
Balance at 30 June 2005	726	16,865	12,033	971	-	30,595
Non-current						
Balance at 30 June 2006	-	15,508	-	-	2,500	18,008
Balance at 30 June 2005	-	20,261	15,104	-	-	35,365
THE COMPANY						
Balance at 1 July 2005	726	333	-	476	-	1,535
Provisions made during the year	340	-	-	3,935	19,042	23,317
Provisions utilised during the year	(289)	(11)	-	-	(10,771)	(11,071)
Provisions released to the income statement	-	-	-	-	-	-
Unwind of discount	-	-	-	-	-	-
Effect of movement in foreign exchange rate	-	-	-	-	-	-
Balance at 30 June 2006	777	322	-	4,411	8,271	13,781
Current						
Balance at 30 June 2006	777	322	-	4,411	5,771	11,281
Balance at 30 June 2005	726	333	-	476	-	1,535
Non-current						
Balance at 30 June 2006	-	-	-	-	2,500	2,500
Balance at 30 June 2005	-	-	-	-	-	-

24. Provisions (continued)

Workers compensation
Under legislation in Australia the consolidated entity must have insurance cover in place over workplace injuries or illness. Prior to the demerger the consolidated entity provided for self-insured workers' compensation under the licensing conditions and regulations of the State of Victoria, Australia. The provisions were based on independent actuarial assessments of claims liabilities including incurred but not reported (IBNR) factors. Subsequent to the demerger the consolidated entity's ongoing workers compensation liability is provided by external insurers. The consolidated entity expects to utilise the provision within the next twelve months.

Acquisitions
Provisions are raised for business combinations and acquisitions for contractual arrangements and deferred consideration contribution payments where these liabilities can be measured reliably and where the payment of the consideration is probable. No provisions were raised relating to business combinations made during the period (2005: $20.5 million). Provisions totalling $1.2 million (2005: $8.8 million) relating to acquisition of business operations were raised during the period. See note 33 for details of business combinations and acquired business operations.

The non-current acquisition provision represents deferred consideration payments that are due greater than twelve months from reporting date relating to those acquisitions that were made during the 2005 financial year. These provisions have been discounted at a rate that reflects the time value of money and the risks specific to the liability.

Product development
In February 2005 the consolidated entity signed an agreement with Pliva to develop and bring to the market bio-similar drug erythropoietin (EPO) and granuloctye colony stimulating factor (G-CSF). A provision of $27.1 million was recognised in relation to the milestone payments for the product development. During the current financial year the Mayne Pharma and Pliva agreed to cease the joint collaboration on the product development of EPO (see note 5), as a result the relevant provision has been released to the income statement.

Operational Restructuring
A provision for restructuring is recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced. During the current financial year a provision of $4.0 million has been recognised in relation to the restructuring of a production line at one of the consolidated entity's manufacturing sites. The provision of $1.0 million at 30 June 2005 related to the anticipated restructuring costs to be incurred by the consolidated entity in relation to the Latin American divestment that occurred during that period.

The consolidated entity expects to utilise the provision in relation to both these restructuring activities within the next twelve months.

Corporate Restructuring
The demerger of Mayne Pharma Limited from Symbion Health Limited (formerly Mayne Group Limited) became effective on 18 November 2005. During the period provisions were raised in relation to particular corporate and operational restructuring that would occur as a result of the demerger. It is anticipated that the corporate and operational restructuring will be completed by June 2007.

No provision has been released or applied for any purpose other than that for which it was established.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
25. Issued capital				
Ordinary shares				
Issued and paid up capital:				
640,655,416 Ordinary shares fully paid (2005: 100 fully paid)	1,608,760	-	1,608,760	-
Total Issued and Paid Up Capital	1,608,760	-	1,608,760	-
Movements in ordinary shares on issue:				
Opening balance	-	-	-	-
Ordinary shares issued during the year pursuant to the Demerger Scheme	1,608,760	-	1,608,760	-
	1,608,760	-	1,608,760	-

Terms and condition of ordinary shares
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock Exchange Listing
On approval of the demerger (see note 3) Mayne Pharma Limited listed on the Australian Stock Exchange and commenced trading, under the code 'MYP', on 21 November 2005.

Share Issues
Ordinary shares of 640,655,316, fully paid at $2.49 per share, were issued during the year ended 30 June 2006 pursuant to the demerger Scheme of Arrangement (see note 3). No ordinary shares were issued during the year ended 30 June 2005.

Share options
The Company has one share based payment option plan under which certain executives and other employees have been granted options (refer note 22).

26. Reserves and retained profits

	Share-based payments $'000	Unrealised gain $'000	Cash flow hedge $'000	Foreign currency translation $'000	Total Reserves $'000	Retained Earnings $'000
CONSOLIDATED						
Balance at 1 July 2005	-	-	-	(6,451)	(6,451)	141,469
Effect of change in accounting policy	-	(3,112)	-	-	(3,112)	-
Balance at 1 July 2005 restated	-	(3,112)	-	(6,451)	(9,563)	141,469
Profit retained for the year	-	-	-	-	-	(31,335)
Dividends	-	-	-	-	-	-
Share based payments	988	-	-	-	988	-
Actuarial gain/(loss)	-	-	-	-	-	(149)
Fair value adjustments	-	(350)	92	-	(258)	-
Foreign exchange adjustments on consolidation	-	-	-	37,672	37,672	-
Transfer to income statement	-	3,530	(92)	-	3,438	-
Balance at 30 June 2006	988	68	-	31,221	32,277	109,985
Balance at 1 July 2004	-	-	-	-	-	116,081
Profit retained for the year	-	-	-	-	-	25,388
Dividends	-	-	-	-	-	-
Share based payments	-	-	-	-	-	-
Actuarial gain/(loss)	-	-	-	-	-	-
Fair value adjustments	-	-	-	-	-	-
Foreign exchange adjustments on consolidation	-	-	-	(6,381)	(6,381)	-
Transfer to income statement		-	-	(70)	(70)	-
Balance at 30 June 2005	-	-	-	(6,451)	(6,451)	141,469
THE COMPANY						
Balance at 1 July 2005	-	-	-	(3,747)	(3,747)	18,568
Profit retained for the year	-	-	-	-	-	14,867
Dividends	-	-	-	-	-	-
Share based payments	-	-	-	-	-	-
Actuarial gain/(loss)	-	-	-	-	-	-
Fair value adjustments	-	-	92	-	92	-
Foreign exchange adjustments on consolidation	-	-	-	3,501	3,501	-
Transfer to income statement	-	-	(92)	-	(92)	-
Balance at 30 June 2006	-	-	-	(246)	(246)	33,435
Balance at 1 July 2004	-	-	-	-	-	3,325
Effect of change in accounting policy	-	-	-	-	-	-
Balance at 1 July 2005 restated	-	-	-	-	-	3,325
Profit retained for the year	-	-	-	-	-	15,243
Dividends	-	-	-	-	-	-
Share based payments	-	-	-	-	-	-
Actuarial gain/(loss)	-	-	-	-	-	-
Fair value adjustments	-	-	-	-	-	-
Foreign exchange adjustments on consolidation	-	-	-	(3,747)	(3,747)	-
Transfer to income statement	-	-	-	-	-	-
Balance at 30 June 2005	-	-	-	(3,747)	(3,747)	18,568

Nature and purpose of reserves

Share-based Payment Reserve

The share-based payment reserve includes the recognition of the fair value of share options issued but not yet exercised in accordance with AASB 2 *Share-based Payment.*

Unrealised Gain Reserve

The unrealised gain reserve includes the changes in the fair value of investments that are classified as available-for-sale. Amounts are recognised in the income statement when the available-for-sale financial asset is sold or impaired.

Cash Flow Hedge Reserve

The cash flow hedge reserve is used to record the portion of the gains or losses on a hedging instrument in a cash flow hedge that is determined to be effective. Amounts are recognised in the income statement when the associated hedge transaction affects the profit and loss or where the hedging instrument relates to the acquisition of an asset the amount is recognised in the cost of that asset.

26. Reserves and retained profits (continued)

Nature and purpose of reserves

Foreign Currency Translation Reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a foreign operation. The reserve is recognised in the income statement when the net investment is disposed of.

27. Dividends

No dividends were paid or proposed in the current or prior financial years.

After balance sheet date the following dividends were declared by the directors. The dividends have not been recognised as a liability in these financial statements. The declaration and subsequent payment of dividends has no income tax consequences to the Company.

	Cents per share	Total amount	Franked/ unfranked	Date of payment
Dividends on ordinary shares:				
Final ordinary dividend for 2006	1.5 c	$9,609,831	Franked	5 October 2006

The financial effect of this dividend has not been brought to account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

	THE COMPANY	
	2006 $'000	2005 $'000
Dividend franking account		
30 per cent franking credits available to shareholders of Mayne Pharma Limited for subsequent financial years	4,720	-

The above amounts are based on the balance of the dividend franking account at year end adjusted for:
(a) franking credits that will arise from the payment of the current tax liabilities;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $4.1 million (2005: nil).

28. Financial instruments

Financial Risk Management Objectives and Policies

The consolidated entity's financial instruments, other than derivatives, comprise bank overdrafts, short term borrowings, loans, current and non-current investments, cash, short term deposits and standby letters of credit. The main purpose of these financial instruments is to manage the consolidated entity's funding and liquidity requirements. The consolidated entity has other financial instruments such as trade receivables and trade payables, which arise directly from operations.

Exposure to credit risk, interest rate and currency risks arises in the normal course of the consolidated entity's business and represents the principal financial risk to which the consolidated entity is exposed. The consolidated entity uses derivative financial instruments to hedge exposure to fluctuations in foreign exchange rates and interest rates in accordance with the Board approved policies set out below. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument may be found in note 1.

Credit risk
The consolidated entity is exposed to customers ranging from government backed agencies such as hospitals and large private wholesalers to individual clinics and pharmacies. Concentrations of credit risk are minimised by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has a credit policy in place and receivable balances are monitored on an ongoing basis with the result that the consolidated entity's exposure to bad debts is not significant. Trade receivable exposures are managed locally in the operating regions where they arise.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the consolidated entity. The consolidated entity principally deals with major banks and their controlled entities in relation to transactions involving derivative financial instruments and as a result the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

For the years ended 30 June 2006 and 30 June 2005 there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk
The consolidated entity's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short term loans and bank loans.

28. Financial instruments (continued)

Interest rate risk
The consolidated entity may enter into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the consolidated entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures. Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time, at a specified rate, at a specified date in the future.

There were no outstanding interest rate swap or option contracts at 30 June 2006 or at 30 June 2005.

Foreign Exchange Risk
The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than Australian dollars. The currencies giving rise to this risk are primarily Sterling, Euro, US dollars and Canadian dollars. The largest transactional exposure is on Euro to Australian dollar conversion, on Euro sales and Australian dollar manufacturing.

Currency exposure is managed centrally and where deemed necessary the consolidated entity uses forward exchange contracts to hedge its foreign currency risk on committed transactions. All forward exchange contracts have maturities of less than one year after the balance sheet date however the contracts may be rolled over at maturity if required.

It is the consolidated entity's policy to neither engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-Australian dollar subsidiaries.

The consolidated entity classifies its forward exchange contracts, which are hedging committed transactions, as cash flow hedges and measures them at fair value. The consolidated entity did not have any forward exchange contracts at 30 June 2006 or 30 June 2005.

Fair values
Set out below is a comparison of carrying amounts and fair values of all of the consolidated entity's financial instruments recognised in the financial statements. The fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Equity securities
The fair value of equity securities is based on quoted market prices at the balance sheet date without any deduction for transaction cost. For unlisted investments, carrying values approximate fair value.

Interest-bearing loans and borrowings
Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities
The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair value reflects changes in interest rates.

Trade and other receivables/payables
For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect fair value. All other receivables/payables are discounted to determine the fair value.

	Note	2006 Carrying Amount $'000	2006 Fair Value $'000	2005 Carrying Amount $'000	2005 Fair Value $'000
CONSOLIDATED					
Cash and cash equivalents	12	115,619	115,619	54,436	54,436
Trade and other receivables	13	204,918	204,918	172,356	172,356
Prepayments	13	11,501	11,501	10,818	10,818
Related party receivables	13	-	-	159,054	159,054
Other receivables	13	2,830	2,830	2,460	2,460
Equity securities available-for-sale	15	905	905	4,273	1,206
Secured bank loans	21	-	-	(1,029)	(1,029)
Unsecured bank loans	21	(2,398)	(2,392)	(3,239)	(3,308)
Other unsecured loans	21	(13,587)	(13,198)	(14,776)	(15,042)
Finance lease liabilities	21	(105)	(105)	-	-
Related party indebtedness	21	-	-	(1,570,893)	(1,570,893)
Other payables	20	(44)	(44)	(146)	(146)
Trade and other payables	20	(138,565)	(138,565)	(108,522)	(108,522)
		181,074	181,469	(1,295,208)	(1,298,610)
Unrecognised gains/(losses)			(395)		3,402

28. Financial instruments (continued)

Fair values (continued)

	Note	2006 Carrying Amount $'000	2006 Fair Value $'000	2005 Carrying Amount $'000	2005 Fair Value $'000
THE COMPANY					
Cash and cash equivalents	12	48,349	48,349	-	-
Trade and other receivables	13	40,549	40,549	37,816	37,816
Related party receivables	13	-	-	124,259	124,259
Trade receivables due from controlled entities	13	81,143	81,143	145,275	145,275
Loans to controlled entities	13	441,247	441,247	170,929	170,929
Prepayments	13	3,539	3,539	783	783
Other receivables	13	1,590	1,590	3	3
Related party indebtedness	21	-	-	(988,105)	(988,105)
Loans from controlled entities	21	(142,502)	(142,502)	(160,195)	(160,195)
Trade and other payables	20	(79,902)	(79,902)	(77,476)	(77,476)
Bank overdraft	21	(4,458)	(4,458)	(7,102)	(7,102)
		389,555	389,555	(753,813)	(753,813)
Unrecognised gains/(losses)			-		-

Interest rate risk

The financial assets and liabilities of the consolidated entity and the Company at 30 June 2006, along with the effective interest rates on interest bearing assets and liabilities, and their maturity profile, are set out below:

	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1-2 years $'000	2-5 years $'000	More than five years $'000
CONSOLIDATED							
30 June 2006							
Cash and cash equivalents	12	2.10%	115,619	115,619	-	-	-
Unsecured bank loans	21	3.75%	(2,398)	(799)	(799)	(800)	-
Unsecured loan facility	21	1.00%	(13,587)	(3,286)	(3,286)	(7,015)	-
Finance lease liabilities	21	6.49%	(105)	(105)	-	-	-
			99,529	111,429	(4,085)	(7,815)	-
30 June 2005							
Cash and cash equivalents	12	-	54,436	54,436	-	-	-
Related party receivables	13	5.67%	159,054	159,054	-	-	-
Related party indebtedness	21	3.99%	(1,570,893)	(1,570,893)	-	-	-
Secured bank loans	21	4.80%	(1,029)	(1,029)	-	-	-
Unsecured bank loans	21	3.75%	(3,239)	(799)	(799)	(1,641)	-
Unsecured loan facility	21	1.00%	(14,776)	(3,286)	(3,286)	(8,204)	-
			(1,376,447)	(1,362,517)	(4,085)	(9,845)	-
THE COMPANY							
30 June 2006							
Cash and cash equivalents	12	4.21%	48,349	48,349	-	-	-
Loans to controlled entities	13	5.32%	441,247	441,247	-	-	-
Bank overdrafts[1]	21	-	(4,458)	(4,458)	-	-	-
Loans from controlled entities	21	5.28%	(142,502)	(142,502)	-		-
			342,636	342,636	-	-	
30 June 2005							
Cash and cash equivalents	12	-	-	-	-	-	-
Related party receivables	13	5.67%	124,259	124,259	-	-	-
Loans to controlled entities	13	3.70%	170,929	170,929	-	-	-
Bank overdrafts[1]	21	-	(7,102)	(7,102)	-	-	-
Related party indebtedness	21	3.99%	(988,105)	(988,105)	-	-	-
Loans from controlled entities	21	4.73%	(160,195)	(160,195)	-	-	-
			(860,214)	(860,214)	-	-	

[1]The Company and the consolidated entity operate an overdraft facility that permits a right of set off of certain cash balances (see note 21).

(a) Cash and cash equivalents include cash at bank, bank deposits held in the short term money market and investments in commercial paper. Bank deposits are interest bearing at floating rates between 2.75% and 5.75%. All commercial paper matures within 25 days. The carrying amount of bank deposits and commercial paper approximates net fair value due to their short term to maturity.

(b) Interest-bearing liabilities as at 30 June 2006 were $16.1 million (the Company: nil) with an effective interest rate of 1.4% (the Company: nil).

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000

29. Operating leases

Non-cancellable operating lease rentals are payable as follows:

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Property				
Less than one year	5,519	2,821	749	-
Between one and five years	17,167	9,323	3,067	-
More than five years	14,502	9,397	389	-
	37,188	21,541	4,205	-
Plant and equipment				
Less than one year	1,143	667	-	-
Between one and five years	1,612	532	-	-
More than five years	-	-	-	-
	2,755	1,199	-	-

The consolidated entity leases a number of premises under operating leases. The leases typically run for a period of 8 years, and in the majority of cases there is an option to renew the lease after that date. Lease payments are increased every five years to reflect market rentals. None of the leases includes contingent rentals.

During the financial year ended 30 June 2006 $7.3 million was recognised as an expense in the income statement in respect of operating leases (2005: $6.4 million).

30. Capital and other commitments

At 30 June 2006 the consolidated entity has commitments of $6.0 million (2005: $23.5 million) relating to the upgrade and expansion of manufacturing sites in America and Australia as well as committed expenditure in relation to the finalisation of the fitout of Company's new head office in London.

The product in-licencing and development commitment of $15.5 million (2005: $6.4 million) represents certain contractual product purchase and licence agreements with third parties where there are deferred consideration obligations. The amounts of the deferred consideration obligations are variable and the resulting payment is dependent on particular 'milestone' achievements.

The consolidated entity has commitments of $15.5 million (2005: $10.4 million) in relation to the consolidated entity's interest in joint product development arrangements with third parties.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Capital expenditure commitments				
Premises and improvements				
Due within one year	3,913	19,657	304	10,100
Between one and five years	-	-	-	-
More than five years	-	-	-	-
	3,913	19,657	304	10,100
Plant and equipment				
Due within one year	2,120	3,840	100	2,526
Between one and five years	-	-		-
More than five years	-	-		-
	2,120	3,840	100	2,526
Product in-licencing and development				
Due within one year	4,598	3,902	937	796
Between one and five years	10,918	2,535	3,616	941
More than five years	-	-		-
	15,516	6,437	4,553	1,737

31. Contingent liabilities

Legal proceedings

Mayne Pharma is involved in various legal proceedings considered typical to its business, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations, management do not expect them to have a materially adverse effect on the consolidated entities financial position or profitability.

The information usually required by AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

Contractual Commitments

Mayne Pharma enters into consulting agreements with professional advisers from time to time as part of the normal operations of the business. In some instances these agreements may have contingent fees associated with the agreements. Given confidentiality restrictions in those agreements, the contingent fees have not been disclosed.

Guarantees

The consolidated entity has supplied a letter of credit to the financial intermediary of the joint venture entity, Zydus Mayne Oncology Pvt. Ltd, for $1.5 million (2005: nil).

	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
The Company has provided certain guarantees in respect of its controlled entities, associates and joint venture entities as follows:		
Bank facilities of certain controlled entities have been guaranteed by the Company	11,253	8,193
Operating lease facilities of certain controlled entities (annual lease cost)	1,531	-
A letter of credit has been supplied to the financial intermediary of the joint venture entity	1,464	-

32. Consolidated entities

	Country of incorporation	Ownership interest 2006	2005	Principal activity
Parent Entity				
Mayne Pharma Ltd (formerly Mayne Pharma Pty Ltd)*	Australia			Treasury, research and development, manufacturing, marketing, selling and distribution
Controlled Entities				
Mayne Pharma International Pty Ltd (formerly F H Faulding & Co Ltd)*	Australia	100%	-	Research and development, manufacturing, marketing, selling and distribution
- Mayne Pharma Properties (Vic) Pty Ltd (formerly F H Faulding Properties (Vic) Pty Ltd)*	Australia	100%	-	Property holdings
- Mayne Pharma Properties (SA) Pty Ltd (formerly F H Faulding Properties (SA) Pty Ltd)*	Australia	100%	-	Property holdings
- DSU Pty Ltd*	Australia	100%	-	Dormant
- ACN 007 444 322 Pty Ltd*	Australia	100%	-	Dormant
DBL Australia Pty Ltd*	Australia	100%	100%	Dormant
Mayne Pharma Services Pty Ltd*	Australia	100%	-	Services company
Mayne Pharma Employee Share Acquisition Plan Pty Ltd*	Australia	100%	-	Employee Share Plan
Mayne Pharma (India) Pty Ltd*	Australia	100%	100%	Indian liaison office
Mayne Pharma IP Holdings (Euro) Pty Ltd*	Australia	100%	100%	Research and development
Providex Therapeutics Pty Ltd*	Australia	100%	-	Dormant
Mayne Pharma (Malaysia) Sdn Bhd	Malaysia	100%	100%	Marketing, selling and distribution
Mayne Pharma (Hong Kong) Ltd	Hong Kong	100%	100%	Marketing, selling and distribution
Mayne Pharma (SEA) Pte Ltd	Singapore	100%	100%	Marketing, selling and distribution
Mayne Pharma (NZ) Ltd	New Zealand	100%	100%	Marketing, selling and distribution
Mayne Pharma (Canada) Inc	Canada	100%	100%	Marketing, selling and distribution
Mayne Pharma (Mexico) SA	Mexico	100%	100%	Marketing, selling and distribution
Mayne Pharma (Philippines), Inc	Philippines	100%	100%	Marketing, selling and distribution
Mayne Pharma (USA) Inc	United States	100%	100%	Research and development, manufacturing, marketing, selling and distribution
- Faulding Medical Device Co	United States	100%	100%	Dormant
- Mayne Pharma (PR) Inc	United States	100%	100%	Manufacturing, selling and distribution
Mayne Pharma Euro Finance Co Ltd	United Kingdom	100%	100%	Treasury
Mayne Pharma Plc,	United Kingdom	100%	100%	Marketing, selling and distribution and EMEA regional head office
- Intra-Tech Healthcare Limited	United Kingdom	100%	100%	Manufacturing, selling and distribution
- Mayne Pharma (Deutschland Holdings) GmbH	Germany	100%	100%	Holding Company
- Mayne Pharma (Deutschland) GmbH	Germany	100%	100%	Marketing, selling and distribution
- Wasserburger Arzneimittelwerk GmbH	Germany	100%	100%	Manufacturing and selling
- Onkoworks GmbH	Germany	100%	100%	Marketing, selling and distribution
- Mayne Pharma (Portugal) Lda	Portugal	100%	100%	Marketing, selling and distribution
- S.A. Mayne Pharma (Benelux) N.V.	Belgium	100%	100%	Marketing, selling and distribution
- Faulding Pharmaceuticals SA	France	100%	100%	Marketing, selling and distribution
- Mayne Pharma (Italia) Srl	Italy	100%	100%	Marketing, selling and distribution
- Mayne Pharma Srl	Italy	100%	-	Marketing, selling and distribution
- PHT Pharma Srl	Italy	100%	100%	Marketing, selling and distribution
- Mayne Pharma (Espana) S.L.	Spain	100%	100%	Marketing, selling and distribution
- Mayne Pharma (Finland) Oy	Finland	100%	-	Marketing, selling and distribution
- Mayne Pharma (Ireland) Limited	Ireland	100%	100%	Marketing, selling and distribution
- Central Laboratories (IRE) Ltd	Ireland	100%	100%	Dormant
- Mayne Pharma (Schweiz) GmbH	Switzerland	100%	100%	Marketing, selling and distribution
- Mayne Pharma (Nordic) AB	Sweden	100%	100%	Marketing, selling and distribution

*These entities form part of the Australian tax consolidation group

The companies listed above are those whose results or financial position principally affected the figures shown in this financial report. The accounting year ends of all subsidiaries is 30 June. The country of registration and the principal activity of company detailed above is also provided.

In the financial statements of the Company, investments in controlled entities, associates and joint venture entities are measured at cost. Refer note 16 for associates and joint venture activities.

33. Acquisition of controlled entities and businesses

Acquisition of controlled entities

	Date of Acquisition	Proportion of shares Acquired
30 June 2006		
FH Faulding & Co Limited and subsidiaries	18 November 2005	100%
30 June 2005		
Intra-Tech Healthcare Limited	2 June 2005	100%
Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeperarte GmbH	20 June 2005	100%
PHT Pharma Srl	24 June 2005	100%

30 June 2006
FH Faulding & Co Limited
On 17 June 2005 Mayne Group Limited, the former parent entity of the consolidated entity, announced its intention to demerge its global, injectable generic and speciality pharmaceuticals business to create an independent publicly traded company. That company is Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited. On 16 November 2005 the shareholders of Mayne Group Limited approved the demerger (see note 3).

The approval of the demerger triggered a number of transactions that occurred to fulfil the requirements of the Implementation Deed, the Demerger Deed, the Internal Restructure Agreements and certain other agreements for the purposes of effecting an internal restructure of Mayne Group Limited prior to separation of the pharmaceutical business.

As a result of the internal restructuring transactions of Mayne Group Limited on 18 November 2005 Mayne Pharma acquired, from Mayne Group Limited, 100% of the shares of FH Faulding & Co Limited, representing the pharmaceutical manufacturing business located in Salisbury Australia, for consideration of $73.3 million. The provisional fair value of the acquired assets and liabilities is set out below.

In the seven and a half months to 30 June 2006 the operations of FH Faulding & Co Limited contributed net profit after tax of $6.9 million to the consolidated net profit for the period. If the restructuring had occurred on 1 July 2005 the estimated impact for the twelve months to 30 June 2006 would have been to increase revenue by an additional $13.9 million and increase profit by an additional $6.2 million.

In addition, the internal restructuring transactions that took place as a result of the demerger resulted in other assets totalling $2.4 million being transferred from Mayne Group Limited to Mayne Pharma Limited.

30 June 2005
Intra-Tech Healthcare Limited
On 2 June 2005 the consolidated entity formalised the acquisition of Intra-Tech Healthcare Limited a company specialising in the manufacture and distribution of aseptically prepared pre-filled syringes and infusion bags based in London, United Kingdom, for a total consideration of $47.7 million. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations of Intra-Tech Healthcare Limited in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the twelve months to 30 June 2005 would have been to increase revenue by an additional $25.2 million and increase profit by an additional $1.7 million.

Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeperarte GmbH
On 20 June 2005 the consolidated entity acquired all of the shares of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeperarte GmbH ('Onkoworks'), for a total consideration of $26.8 million. Onkoworks is a pharmaceutical company that focuses on the sale of generic and oncology products to specialist doctors operating in private practices across Germany. The provisional fair values of the acquired assets and liabilities is set out below.

From the date of acquisition the operations of Onkoworks contributed net profit after tax of $0.3 million to the net profit of the consolidated entity for the financial year ended 30 June 2005. If the operations of Onkoworks had been acquired by the consolidated entity at the beginning of the 2005 financial reporting year the estimated impact on revenue for the twelve months to 30 June 2005 would have been to increase revenue by an additional $6.1 million and reduce profit by $0.8 million.

PHT Pharma Srl
The consolidated entity formalised the acquisition of PHT Pharma Srl on 24 June 2005 for a total consideration of $25.9 million and by doing so increased its presence in the Italian hospital market. PHT Pharma Srl ('PHT') is a Milan based marketing and sales organisation whose product range is focused on cardiovascular, anaesthesiology and pain management. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations PHT in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the twelve months to 30 June 2005 would have been to increase revenue by an additional $5.5 million and increase profit by an additional $0.3 million.

Acquisition of businesses

30 June 2006
Biologici Italia Laboratories
On 1 July 2005 the consolidated entity entered into an agreement to acquire the hospital sales and distribution capability of Biologici Italia Laboratories, a pharmaceutical company based in Milan, Italy. The acquisition was completed on 2 August 2005 with the consolidated entity acquiring the business and assets for a total consideration of $16.3 million.

33. Acquisition of controlled entities and businesses (continued)

Acquisition of businesses (continued)

30 June 2005

Laboratorios Farmaceuticos ROVI SA

On 15 December 2004 the consolidated entity acquired the specialised hospital generic pharmaceutical distribution business of Laboratorios Farmaceuticos ROVI SA ('ROVI') for total consideration of $30.3 million securing the consolidated entity a direct sales and marketing presence in Spain. The purchase included the acquisition of distribution rights for an existing generic hospital product portfolio and pipeline of injectable products including a sales and marketing team.

Effect of acquisitions

The acquisitions had the following effect on the consolidated entity's assets and liabilities.

30 June 2006

	Biologici Italia Laboratories	FH Faulding & Co Limited	Mayne Pharma recognised values	Fair value adjustments*	Acquiree carrying amounts
	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	5	47,954	47,959	(3,866)	44,093
Intangible assets	421	47,954	48,375	(47,410)	965
Inventories	962	5,015	5,977		5,977
Trade and other receivables	13	22,417	22,430		22,430
Cash and cash equivalents	-	(615)	(615)		(615)
Interest-bearing loans and deposits	-	(50,458)	(50,458)		(50,458)
Trade and other payables	(248)	(25,902)	(26,150)	15,195	(10,955)
Net identifiable assets and liabilities	1,153	46,365	47,518	(36,081)	11,437
Goodwill on acquisition	15,195	26,955	42,150		
Consideration paid	16,348	73,320	89,668		
Satisfied in:					
- cash	16,005	-	16,005		
- deferred consideration	343	-	343		
- creation of interest-bearing borrowing	-	73,320	73,320		
Cash/(overdraft) acquired	-	(615)	(615)		
Net cash outflow	16,005	615	16,620		

*All of the above fair value adjustments were made in relation to the acquisition of FH Faulding & Co Limited

Goodwill has arisen on acquisition of FH Faulding & Co Limited and the business of Biologici Italia Laboratories because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

30 June 2005

	Intra-Tech Healthcare Limited	Onkoworks GmbH	PHT Pharma Srl	Laboratorios Farmaceuticos ROVI SA	Mayne Pharma recognised values	Fair value adjustments	Acquiree carrying amounts
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	1,402	101	43	-	1,546	-	1,546
Intangible assets	-	2,155	126	-	2,281	-	2,281
Inventories	1,251	1,658	2,594	-	5,503	-	5,503
Trade and other receivables	4,299	5,487	10,429	5,998	26,213	-	26,213
Cash and cash equivalents	2,143	1,472	528	-	4,143	-	4,143
Interest-bearing loans and deposits	(54)	-	(1,099)	-	(1,153)	-	(1,153)
Trade and other payables	(3,727)	(3,089)	(8,648)	-	(15,464)	-	(15,464)
Net identifiable assets and liabilities	5,314	7,784	3,973	5,998	23,069	-	23,069
Goodwill on acquisition	42,389	18,992	21,917	24,350	107,648		
Consideration paid	47,703	26,776	25,890	30,348	130,717		
Satisfied in:							
- cash	44,642	16,408	13,142	30,348	104,540		
- deferred consideration	3,061	10,368	12,748	-	26,177		
Cash/(overdraft) acquired	2,143	1,472	528	-	4,143		
Net cash outflow	42,499	14,936	12,614	30,348	100,397		

Goodwill has arisen on the above acquisitions because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

At 30 June 2005 the above acquisitions were accounted for on a provisional basis. During the current financial year the fair value of the assets and liabilities acquired under each of the business combinations detailed above were finalised. As a result during the financial year ended 30 June 2006 the acquisition accounting of these business combinations was adjusted to accurately reflect the fair value of the assets and liabilities acquired resulting in an increase to goodwill of $1.8 million.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000

34. Reconciliation of cash flows from operating activities

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Cash flows from operating activities				
Profit for the period after tax	(31,335)	25,388	14,867	15,243
Add/(less) adjustments of non-cash items:				
Depreciation	19,650	16,423	9,489	7,209
Amortisation	29,946	25,340	3,557	2,363
Impairment losses	103,634	952	9,314	-
Debt forgiveness	-	1,990		(5,722)
Net unrealised foreign exchange (gains)/losses	(1,961)	872	(8,918)	8,676
Share options expensed	988		988	-
Loss on sale of property, plant and equipment	4,119	884	588	943
Unsettled charges and commissions with controlled entities	-	-	(51,727)	(20,360)
Demerger related items	2,758		2,758	-
Other	-	-		
Operating profit before changes in working capital and provisions	127,799	71,849	(19,084)	8,352
Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:				
(Increase)/decrease in trade and other receivables	(9,289)	(3,573)	(8,427)	10,057
(Increase)/decrease in deferred tax receivables	11,430	(756)	1,611	(1,611)
(Increase)/decrease in prepayments	(781)	140	(2,756)	1,281
(Increase)/decrease in inventories	(8,927)	(272)	11,644	12,601
(Decrease)/increase in trade and other payables	25,190	2,858	3,501	14,185
(Decrease)/increase in current tax liabilities	(2,952)	18,645	7,504	8,799
(Decrease)/increase in deferred tax	1,770	(7,426)	6,325	(4,256)
(Decrease)/increase in employee benefits	8,298	7,087	2,217	7,779
(Decrease)/increase in provisions	15,358	(1,989)	19,867	(4,033)
	40,097	14,714	41,486	44,802
Net cash from operating activities	167,896	86,563	22,402	53,154
Reconciliation of cash and cash equivalents:				
Cash and cash equivalents	115,619	54,436	48,349	-
Bank overdraft	-	-	(4,458)	(7,102)
Cash and cash equivalents in the statement of cash flows	115,619	54,436	43,891	(7,102)

35. Key management personnel disclosures

AASB 124 *Related Party Disclosures* defines key management personnel as including all non-executive directors, executive directors and another persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity. The names of the key management personnel are listed below, these individuals were considered key mangement personnel for the entire period unless otherwise stated. The dates an individual is classified as a key management personnel may differ from their dates of employment with the consolidated entity.

Current non-executive directors
Peter John Willcox (Chairperson)
Nora Lia Scheinkestel
John Martin Sime
Rowan McRae Russell

Former non-executive directors
Ian Blackburne (resigned 18 November 2005)
James William Hall (resigned 18 November 2005)
Sarah Carolyn Hailes Kay (resigned 18 November 2005)
Eric Paul McClintock (resigned 18 November 2005)
Peter Charles Barnett (retired 22 February 2005)
Peter Edward Mason (retired 22 February 2005)
David William Knott (retired 31 March 2005)
Professor Judith Sloan (retired 9 November 2004)

Current executive directors
Thierry Jean Alphonse Soursac (Chief Executive Officer and Group Managing Director, appointed 19 November 2005)
Paul Andrew Binfield (Executive Vice President, Chief Financial Officer appointed 19 November 2005)

Former executive directors
Stuart Bruce James (Group Managing Director and Chief Executive Officer, resigned 18 November 2005)
Peter Lindsay Jenkins (Chief Development Officer, resigned 31 March 2006)
Michael John Kotsanis (Senior Vice President Commercial Operations Asia Pacific, resigned as director 4 October 2005)

Current executives
Bill Joe Simmons (Chief Operating Officer, appointed 14 July 2006, Acting Chief Operating Officer, 18 November 2005 to 14 July 2006)
Hugh Nigel Burrill (Executive Vice President, Research and Development, from 18 November 2005)
John Marshall Johnson (Senior Vice President, Global Quality)
Michael Rutkowski (President Global Manufacturing and Supply)
Jeffrey Wayne Pearce (Executive Vice President, Human Resources and Internal Communications, ceased employment 15 September 2006)
Dimitrios Constantinos Kiriacoulacos (Acting General Counsel and Company Secretary, 19 November 2005 to 31 July 2006)
Ron Squarer (Senior Vice President, Global Business Development, appointed 23 May 2006)

Former executives
Scott Richards (President Commercial Operations, resigned 31 March 2006)
Stuart John Hinchen (President Americas to 1 July 2005, Chief Financial Officer 1 July 2005 to 18 November 2005)

35. Key management personnel disclosures (continued)

Key management personnel compensation

The key management personnel compensation are as follows:

	CONSOLIDATED [1] 2006 $'000	CONSOLIDATED [1] 2005 $'000	THE COMPANY [1] 2006 $'000	THE COMPANY [1] 2005 $'000
Short-term employee benefits	13,825	10,441	13,825	10,441
Long term benefits	-	-	-	-
Post-employment benefits	804	446	804	446
Other compensation	2,305	745	2,305	745
Termination benefits	6,190	808	6,190	808
Share-based payments	1,602	712	1,602	712
	24,726	13,152	24,726	13,152

[1] This table represents full disclosure of compensation to key management personnel paid by Symbion Health Limited (formerly Mayne Group Limited) and Mayne Pharma Limited. Accordingly these figures will differ to compensation disclosed in note 6 and 22.

Individual directors and executive compensation disclosures

Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by the Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the Remuneration Report within the Directors Report.

Apart from the details disclosed in this note, no director has entered into a material contract with the consolidated entity or the Company since the end of the previous financial year and there were no material contracts involving directors' interest at year end.

Loans to key management personnel and their related parties

During the financial year no loans were made available to key management personnel or their related parties (2005: nil).

Other key management personnel transactions

From time to time, Directors and group executives (and their personally related parties) enter into transactions with the Company and its controlled entities. These transactions occur within normal customer or supplier relationships on terms and conditions that are no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arms' length basis.

Subsequent to the demerger from Mayne Group Limited, the consolidated entity engaged the professional legal services of Mallesons Stephen Jaques, a firm of which Mr Rowan McRae Russell is a Partner. The fees paid post demerger were $600,015 and were billed based on normal commercial terms and conditions. Prior to the date of demerger, legal fees for services rendered were charged to the ultimate parent company, Mayne Group Limited, and were not separately allocated to the consolidated entity.

Options and rights and equity instruments

The movement during the reporting period in the number of options over ordinary shares in Mayne Pharma Limited held, directly, indirectly, or beneficially by each key management person, including their related parties is as follows:

	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested during the year	Vested and exercisable at 30 June 2006
Directors						
Thierry Jean Alphonse Soursac	-	2,700,000	-	2,700,000	-	-
Paul Andrew Binfield	-	1,360,000	-	1,360,000	-	-
Executives						
Jeffrey Wayne Pearce [2]	-	990,000	-	990,000	-	-
Bill Joe Simmons	-	500,000	-	500,000	-	-
Hugh Nigel Burrill	-	375,000	-	375,000	-	-
Dimitrios Constantinos Kiriacoulacos	-	150,000	-	150,000	-	-
Ron Squarer	-	350,000	-	350,000	-	-

[2] Jeffrey Pearce (Executive Vice President, Human Resources and Internal Communications) ceased employment with the Company on 15 September 2006. The 990,000 share options granted to Mr Pearce during the period were cancelled on the cessation of his employment and will form part of his termination payment.

Prior to the date of demerger, 18 November 2005 (see note 3), the Company did not offer options, rights or equity instruments to any individuals. No options held by key management personnel and their related parties are vested but not exercisable at 30 June 2006. No options were held by key management person related parties.

35. Key management personnel disclosures (continued)

Movement in shares

The movement during the reporting period in the number of ordinary shares in Mayne Pharma Limited held directly, indirectly or beneficially, by each key management personnel, including their related parties, is as follows:

	Held at 1 July 2005	Share Split on demerger[1]	Purchases	Received on exercise of options	Sales	Held at 30 June 2006
Directors						
Peter John Willcox	-	45,227	14,266	-	-	59,493
Rowan McRae Russell	-	53,450	7,161	-	-	60,611
John Martin Sime	-	2,210	16,465	-	-	18,675
Nora Lia Scheinkestel	-	7,590	21,248	-	-	28,838
Thierry Jean Alphonse Soursac	-	-	-	-	-	-
Paul Andrew Binfield	-	188,562	-	-	-	188,562
Executives						
Jeffery Wayne Pearce	-	233,878	-	-	-	233,878

[1] Prior to the date of demerger, 18 November 2005 (see note 3), no individual held any shares in the Company, 100% of the issued capital of Mayne Pharma Limited was held by Mayne Group. On the date of demerger each individual that held a Mayne Group Share received one share in Mayne Pharma Limited.

Changes in key management personnel in the period after the reporting date and prior to the date when the financial report is authorised for issue

Subsequent to year end the following changes occurred in the key management personnel of the consolidated entity and Company.

On 31 July 2006 Tamara Joseph commenced employment with the Company as Executive Vice President, General Counsel and Company Secretary replacing Dimitrios Kiriacoulacos who retired from the position of Acting General Counsel on 31 July 2006.

Jeffrey Pearce (Executive Vice President, Human Resources and Internal Communications) ceased employment with the Company on 15 September 2006. The 990,000 share options granted to Mr Pearce during the period were cancelled on the cessation of his employment and will form part of his termination payment.

36. Other related party disclosures

Identity of related parties

The Company has a related party relationship with it's subsidiaries (see note 32), associates and joint venture entities (see note 16) and with its key management personnel (see note 35).

Subsidiaries

Loans are provided by the Company to wholly owned subsidiaries. Interest is charged on all loans that are not repayable on demand at rates based on the consolidated entity's planned investment and borrowing rates at the commencement of the financial year. Interest received by the Company from controlled entities and borrowing costs paid by the Company to controlled entities is disclosed in note 8.

Details of investments in associates and controlled entities are disclosed in notes 15 and 16.

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in notes 13, 20 and 21. These balances comprise:

	2006 $'000	2005 $'000
Trade receivables	81,143	142,643
Loans receivable at call	441,247	170,929
Accrued interest	-	2,632
	522,390	316,204
Weighted average interest	5.32%	3.70%
Trade payables	28,057	30,790
Loans payable at call	142,502	160,195
Accrued interest	50	5,354
	170,609	196,339
Weighted average interest	5.28%	4.73%

Associates

During the financial year ended 30 June 2006, associates purchased goods from the consolidated entity in the amount of $3,209,997 (2005: $2,606,154) and at 30 June 2006 associates owed the consolidated entity $1,307,365 (2005: $1,085,453). Transactions with the associate are priced on an arm's length basis.

No dividends were received from associates in the 2006 or 2005 financial year.

36. Other related party disclosures (continued)

Symbion Health Limited ('Symbion')

The consolidated entity had a related party relationship with Symbion (formerly Mayne Group Limited) up until the demerger of Mayne Pharma Limited on 18 November 2005 (see note 3).

Sale of Goods
The consolidated entity supplies products to Symbion's Pharmacy business. For the four and a half months to 18 November 2006 Symbion purchased goods from the consolidated entity to the amount of $17.0 million (2005: $33.1 million).

Shared Services Agreement
On the demerger of Mayne Pharma Limited (see note 3) certain shared facilities and services were provided by Symbion to the consolidated entity under the terms and conditions of the Transition and Shared Services Agreements that were established on demerger. The Shared Services Agreements expired on 28 February 2006. The amounts charged by Symbion to the consolidated entity under the agreements were on a cost recovery basis only.

37. Subsequent events

Acquisition of SuperGen oncology products
On 22 June 2006 the consolidated entity announced that an agreement had been reached with SuperGen, Inc ('SuperGen') to acquire the North American rights to Nipent (pentostatin for injection) and SurfaceSafe. Nipent is a treatment approved for patients with hairy cell leukaemia and SurfaceSafe is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

The total consideration payable for the purchase of the two oncology products from SuperGen is USD 33.4 million (AUD 45.1 million). Under the terms of the agreement Mayne Pharma will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts relating to Nipent in North America and SurfaceSafe.

Subsequent to year end the formalities of the acquisition have been completed and on 22 August 2006 Mayne Pharma paid USD 13.4 million (AUD 18.1 million), of the total USD 33.4 million (AUD 45.1 million) consideration, to SuperGen upon signing the acquisition agreement. The remaining payments under the terms of the acquisition agreement are contingent on key events and product performance.

Continued development agreement with Pliva
On 28 July 2006 the consolidated entity announced that an agreement with Pliva d.d. ('Pliva') has been finalised for the continued development of biosimilar granulocyte-colony stimulating factor ('G-CSF') for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is a haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with Pliva in February 2005 involving G-CSF and Erythropoietin ('EPO'). Following the previously announced termination of the EPO part of the collaboration (see note 5 and 19), this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones set by Mayne Pharma and Pliva.

The consolidated entity is committed to pay $6.0 million on signing the agreement with Pliva. Upon successful achievement of all milestones future capital commitments total $20.6 million.

Dividend declaration
Since the end of the financial year the directors have declared the following dividend:

	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements	Dividend payment date
Final ordinary	1.5 c	1.5 c	0.0 c	20 September 2006	5 October 2006

The financial effect of these dividends has not been brought into account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

38. Explanation of transition to AIFRS

These are the consolidated entity's and the Company's first consolidated annual financial statements prepared in accordance with AIFRS.

Except for the change in accounting policy (refer note 39), the accounting policies adopted by the consolidated entity have been applied in preparing the consolidated financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's and the Company's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the year ended 30 June 2005 the consolidated entity and the Company have adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity and the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity
CONSOLIDATED

	Note	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
			1 July 2004 $'000			30 June 2005 $'000	
Current Assets							
Cash and cash equivalents		38,151	-	38,151	54,436	-	54,436
Trade and other receivables		140,176	-	140,176	172,356	-	172,356
Related party receivables		117,778	-	117,778	159,054	-	159,054
Prepayments		11,674	-	11,674	10,818	-	10,818
Inventories		176,831	-	176,831	180,570	-	180,570
Total Current Assets		484,610	-	484,610	577,234	-	577,234
Non-Current Assets							
Other receivables		3,723	-	3,723	2,460	-	2,460
Investments		4,728	-	4,728	4,273	-	4,273
Investments accounted for using the equity method		984	-	984	1,304	-	1,304
Deferred tax assets	(h)	28,025	8,380	36,405	31,563	5,598	37,161
Property, plant and equipment	(b), (g)	170,276	(4,235)	166,041	228,619	(5,550)	223,069
Product development	(g)	11,541	13,651	25,192	17,274	18,458	35,732
Goodwill	(a)	865,017	(119,744)	745,273	890,454	(65,743)	824,711
Identified intangible assets	(a), (g)	60,461	121,751	182,212	145,634	99,110	244,744
Total Non-Current Assets		1,144,755	19,803	1,164,558	1,321,581	51,873	1,373,454
Total Assets		1,629,365	19,803	1,649,168	1,898,815	51,873	1,950,688
Current Liabilities							
Trade and other payables		86,317	-	86,317	108,522	-	108,522
Related party indebtedness		1,154,424	-	1,154,424	1,570,893	-	1,570,893
Interest-bearing liabilities		2,623	-	2,623	5,629	-	5,629
Employee benefits	(c)	9,883	449	10,332	13,180	405	13,585
Current tax liabilities		3,611	-	3,611	17,138	-	17,138
Provisions		14,161	-	14,161	30,595	-	30,595
Total Current Liabilities		1,271,019	449	1,271,468	1,745,957	405	1,746,362
Non-Current Liabilities							
Other payables		2,709	-	2,709	146	-	146
Interest-bearing liabilities		234,857	-	234,857	13,415	-	13,415
Deferred tax liabilities	(h)	10,067	13,227	23,294	2,779	13,089	15,868
Employee benefits		759	-	759	4,514	-	4,514
Provisions		-	-	-	35,365	-	35,365
Total Non-Current Liabilities		248,392	13,227	261,619	56,219	13,089	69,308
Total Liabilities		1,519,411	13,676	1,533,087	1,802,176	13,494	1,815,670
Net Assets		109,954	6,127	116,081	96,639	38,379	135,018
Equity							
Equity attributable to equity holders of the parent							
Issued capital		-	-	-	-	-	-
Reserves	(b), (d)	(23,473)	23,473	-	(29,283)	22,832	(6,451)
Retained profits		133,427	(17,346)	116,081	125,922	15,547	141,469
Total Equity		109,954	6,127	116,081	96,639	38,379	135,018

38. Explanation of transition to AIFRS (continued)

Reconciliation of equity (continued)
THE COMPANY

	Note	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
			1 July 2004 $'000			30 June 2005 $'000	
Current Assets							
Cash and cash equivalents		-	-	-	-	-	-
Trade and other receivables		309,860	-	309,860	354,020	-	354,020
Related party receivables		79,363	-	79,363	124,259	-	124,259
Prepayments		2,064	-	2,064	783	-	783
Inventories		106,498	-	106,498	93,897	-	93,897
Total Current Assets		497,785	-	497,785	572,959	-	572,959
Non-Current Assets							
Other receivables		-	-	-	3	-	3
Investments		341,188	-	341,188	336,191	-	336,191
Investments accounted for using the equity method		-	-	-	-	-	-
Deferred tax assets	(h)	6,623	(6,623)	-	13,163	(11,552)	1,611
Property, plant and equipment	(b), (g)	93,959	(4,233)	89,726	136,581	(5,455)	131,126
Product development	(g)	-	13,651	13,651	-	18,459	18,459
Goodwill	(a)	201,861	-	201,861	201,861	-	201,861
Identified intangible assets	(a), (g)	2,259	4,233	6,492	3,050	4,788	7,838
Total Non-Current Assets		645,890	7,028	652,918	690,849	6,240	697,089
Total Assets		1,143,675	7,028	1,150,703	1,263,808	6,240	1,270,048
Current Liabilities							
Trade and other payables		63,642	-	63,642	77,476	-	77,476
Related party indebtedness		915,766	-	915,766	988,105	-	988,105
Interest-bearing liabilities		152,818	-	152,818	167,297	-	167,297
Employee benefits		1,625	-	1,625	5,649	-	5,649
Current tax liabilities		5,340	-	5,340	10,651	-	10,651
Provisions		3,172	-	3,172	1,535	-	1,535
Total Current Liabilities		1,142,363	-	1,142,363	1,250,713	-	1,250,713
Non-Current Liabilities							
Other payables		-	-	-	-	-	-
Interest-bearing liabilities		-	-	-	-	-	-
Deferred tax liabilities	(h)	6,774	(2,518)	4,256	5,494	(5,494)	-
Employee benefits		759	-	759	4,514	-	4,514
Provisions		-	-	-	-	-	-
Total Non-Current Liabilities		7,533	(2,518)	5,015	10,008	(5,494)	4,514
Total Liabilities		1,149,896	(2,518)	1,147,378	1,260,721	(5,494)	1,255,227
Net Assets		(6,221)	9,546	3,325	3,087	11,734	14,821
Equity							
Mayne Pharma Limited							
Contributed equity		-	-	-	-	-	-
Reserves	(b), (d)	891	(891)	-	(2,190)	(1,557)	(3,747)
Retained profits		(7,112)	10,437	3,325	5,277	13,291	18,568
Total Equity		(6,221)	9,546	3,325	3,087	11,734	14,821

38. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity
The deferred tax impact of the adjustments described below are set out in note (h).

(a) AASB 3 'Business Combinations' (AASB 3)
The consolidated entity has applied AASB 3 to all business combinations that have occurred since 1 July 2004 (the date of transition to AIFRS). In addition, the consolidated entity has elected to apply AIFRS retrospectively to all business combinations that occurred between 1 October 2003 and the date of transition. Accordingly, the consolidated entity has revisited the acquisition accounting of certain business combinations under AIFRS resulting in the revised measurement of certain acquired assets.

In making the election to apply AASB 3 from 1 October 2003 the consolidated entity has revisited the following business combinations under AIFRS, that occurred prior to transition date:
- purchase of the worldwide generic injectable paclitaxel business and related assets and infrastructure from NaPro Biotherapeutics, Inc (NaPro) and Abbott Laboratories (Abbott);
- purchase of a suite of injectable multivitamin products and related assets and infrastructure that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger).

In addition, the consolidated entity has revisited those acquisitions made prior to 30 June 2005 but subsequent to transition date. These include:
- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-Tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH; and
- purchase of the shares in PHT Pharma Srl, which is a generic pharmaceutical business that specialises in the hospital segment.

Under AIFRS goodwill acquired in a business combination will not be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate potential impairment.

In applying AASB 3 to those business combinations that occurred prior to transition date, additional intangible assets have been identified and the consolidated entity reduced goodwill by $119.7 million and increased intangible assets by $117.5 million on 1 July 2004. The net difference of $2.2 million, being a credit to retained earnings, comprises a reversal in goodwill amortisation of $5.6 million, an increase in intangibles amortisation of $6.2 million and the derecognition of costs capitalised into goodwill of $1.6 million. The amortisation charge recognised in the income statement relating to the additional intangible assets recognised on transition to AIFRS is $12.2 million for the year to 30 June 2005.

The effect on the consolidated entity of applying AASB 3 for the year to 30 June 2005 reduced goodwill by $2.9 million (the Company: nil) relating to the derecognition of costs capitalised into goodwill with the corresponding amount being charged to other expenses in the income statement.

The requirement to cease all goodwill amortisation from transition date had the effect of reducing the amortisation expense in the income statement by $45.7 million (the Company: nil) for the year to 30 June 2005.

There was no impact on the Company in applying AASB 3 to the above mentioned business combinations.

(b) AASB 116: 'Property, Plant and Equipment' (AASB 116)
Under previous GAAP the accounting policy of the consolidated entity was to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under AIFRS, the consolidated entity has elected to apply the cost basis of recording property, plant and equipment thereby deeming the carrying value of property, plant and equipment to be the cost value from the date of transition.

In making the above election on transition to AIFRS, the asset revaluation reserve was derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to AIFRS the asset revaluation reserve of the consolidated entity under previous GAAP was nil, therefore no transitional adjustment was required. At 30 June 2005 the asset revaluation reserve under previous GAAP was $0.7 million (the Company: $0.7 million). This revaluation was reversed resulting in a reduction in the value of property, plant and equipment and removal of the asset revaluation reserve.

(c) AASB 119: 'Employee Benefits' (AASB 119)
Under previous GAAP the policy of the consolidated entity was to ensure that sufficient contributions were made to the defined benefit superannuation plans, operated in the United States and Germany, to ensure that there was no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. These contributions were expensed in accordance with actuarial assessments and the rules of the respective fund.

Under AIFRS, AASB 119 requires the net surplus or deficit of defined benefit funds, at transition date, to be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. The consolidated entity recognised a defined benefit liability of $0.5 million (the Company: nil) on transition to AIFRS.

Revised AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. The consolidated entity has elected to early adopt revised AASB 119 and has elected to recognise all actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the income statement.

(d) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)
On the date of transition to AIFRS, the consolidated entity took advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election resulted in a credit adjustment against the FCTR of $23.5 million (the Company: $0.9 million) with a corresponding adjustment being made to retained earnings.

Subsequent to transition to AIFRS exchange rate differences relating to the translation of foreign operations, including the impact on the AIFRS transition adjustments, will continue to be recognised as a separate component of equity in the FCTR. The exchange differences are then released through the income statement when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to AIFRS.

38. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity (continued)
(e) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)
Under AASB 132/139, the consolidated entity's accounting policy has changed to recognise in the balance sheet all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value are carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the balance sheet. The gains and losses on hedging instruments that arise from the use of fair value hedges are recognised in the income statement. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, are deferred to equity until the hedged item is recognised. Gains and losses on hedging instruments used in hedges of net investments in foreign operations are recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which the consolidated entity is a party, must be recognised on balance sheet. The consolidated entity and the Company have reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

The consolidated entity and the Compare are required to comply with AASB 132/139 from 1 July 2004 however an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. The consolidated entity and the Company have elected to take advantage of this exemption therefore there are no adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005 as previous GAAP continues to apply for these periods.

Refer note 39 regarding the impact of this change in accounting policy for the year ended 30 June 2006 and on the comparative reporting period on adoption of AASB 132/139 from 1 July 2005.

(f) AASB 136 'Impairment of Assets' (AASB 136)
On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to AIFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill, intangible assets and assets note yet available for use with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets are assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset was identified for the consolidated entity or the Company.

For the year ended 30 June 2005 no impairment of any tangible non-current asset or intangible asset has been identified for the consolidated entity or the Company.

(g) AASB 138: 'Intangible Assets' (AASB 138)
Under previous GAAP the consolidated entity's policy on research and development activities was to recognise all costs incurred as an expense in the income statement. Under AIFRS AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure that must be capitalised.

On transition to AIFRS, the consolidated entity recognised an intangible asset, relating to development activities of $13.7 million (the Company: $13.7 million). For the year to 30 June 2005 there was a reduction in other expenses of $5.8 million (the Company: $5.8 million) relating to development expenditure capitalised and an increase to amortisation expense of $1.0 million (the Company: $1.0 million) relating to the amortisation of capitalised development costs, resulting in a net increase in net profit before tax of $4.8 million (the Company: $4.8 million) for the year to 30 June 2005.

The general principles under AASB 1 require, on transition to AIFRS, that the recognition and classification of all assets and liabilities be assessed in terms of AIFRS. The consolidated entity has reviewed all intangibles recognised under previous GAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to AIFRS, computer software assets of $4.2 million (the Company: $4.2 million) were reclassified from other non-current assets to intangible assets. During the twelve months to 30 June 2005 computer software assets totalling $0.6 million (the Company: $0.6 million) were capitalised and have been reclassified from property, plant and equipment to other intangible assets.

(h) AASB 112: 'Income Taxes' (AASB 112)
With the introduction of AIFRS a 'balance sheet' approach to accounting for taxation has been adopted, replacing the previous GAAPs 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

Under previous GAAP to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under AIFRS, the threshold for asset recognition is the 'probable' test.

The identified net tax adjustments to deferred tax assets and liabilities that arise on transition to AIFRS standards, comprise the following:

	CONSOLIDATED		THE COMPANY	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Property, plant and equipment	1,245	1,216	1,245	512
Product development costs	4,095	5,538	4,095	5,538
Employee benefits	(122)	(135)	-	-
Adoption of AASB 3	499	451	-	-
Adoption of balance sheet approach	(870)	421	(1,235)	8
Net increase/(decrease) in net deferred tax liability/(asset)	4,847	7,491	4,105	6,058

The effect on the income statement for the year to 30 June 2005 increased the tax charge by $2.4 million (the Company: $2.0 million).

38. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity (continued)
The effect of the above adjustments on retained earnings is as follows:

	Note	CONSOLIDATED 1 July 2004 $'000	CONSOLIDATED 30 June 2005 $'000	THE COMPANY 1 July 2004 $'000	THE COMPANY 30 June 2005 $'000
Goodwill	(a)	(119,744)	(65,743)	-	-
Other intangibles	(a), (g)	121,751	99,110	4,233	4,788
Property, plant and equipment	(b), (g)	(4,235)	(5,550)	(4,233)	(5,455)
Product development costs	(g)	13,651	18,458	13,651	18,459
Employee benefits	(c)	(449)	(405)	-	-
Reclassification of foreign currency translation reserve	(d)	(23,473)	(23,498)	891	891
Asset revaluation reserve	(b)	-	666	-	666
Deferred tax	(h)	(4,847)	(7,491)	(4,105)	(6,058)
Total adjustment to retained earnings		(17,346)	15,547	10,437	13,291
Attributable to:					
Equity holders of the parent		(17,346)	15,547	10,437	13,291
		(17,346)	15,547	10,437	13,291

Reconciliation of profit for the year ended 30 June 2005

	Note	CONSOLIDATED Previous GAAP	CONSOLIDATED Effect of transition to AIFRS	CONSOLIDATED AIFRS	THE COMPANY Previous GAAP	THE COMPANY Effect of transition to AIFRS	THE COMPANY AIFRS
			30 June 2005 $'000			30 June 2005 $'000	
Sales revenue		644,735	-	644,735	411,189	-	411,189
Cost of sales		(368,973)	-	(368,973)	(292,656)	-	(292,656)
Gross profit		275,762	-	275,762	118,533	-	118,533
Other income		6,725	-	6,725	4,642	-	4,642
Distribution expenses		(20,085)	-	(20,085)	(2,940)	-	(2,940)
Selling and marketing expenses		(72,647)	-	(72,647)	(17,482)	-	(17,482)
Administrative expenses		(50,759)	-	(50,759)	(15,949)	-	(15,949)
Product development expenditure	(g)	(44,079)	5,788	(38,291)	(29,733)	4,807	(24,926)
Amortisation of operating rights and licences	(a), (g)	(8,859)	(13,136)	(21,995)	(53)	-	(53)
Other expenses	(a)	(57,007)	42,724	(14,283)	(18,103)	-	(18,103)
Results from operating activities		29,051	35,376	64,427	38,915	4,807	43,722
Financial income		2,039	-	2,039	9,794	-	9,794
Financial expense		(17,391)	-	(17,391)	(14,356)	-	(14,356)
Net financing costs		(15,352)	-	(15,352)	(4,562)	-	(4,562)
Share of net profits of associates accounted for using the equity method		320	-	320	-	-	-
Profit/(loss) before tax		14,019	35,376	49,395	34,353	4,807	39,160
Income tax expense	(h)	(7,663)	(2,413)	(10,076)	(10,226)	(1,953)	(12,179)
Profit after tax but before profit and loss of discontinued operations and loss on sale of discontinued operation		6,356	32,963	39,319	24,127	2,854	26,981
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	(d)	(13,861)	(70)	(13,931)	(11,738)	-	(11,738)
Profit/(loss) attributable to members of Mayne Pharma Limited		(7,505)	32,893	25,388	12,389	2,854	15,243

Explanation of material adjustments to the cash flow statement

Development costs of $5.8 million (the Company: $5.8 million) for the year to 30 June 2005 were classified in operating cash flows under previous GAAP in the cash flow statement. Under AIFRS development costs that are capitalised in accordance with AASB 138 (see note 1(r)) are classified as investing cash flows.

There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous GAAP.

39. Change in accounting policy

In the current financial period the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*, from 1 July 2005. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 *First-time Adoption of Australia Equivalent to International Financial Reporting Standards*, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption in AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedge reserve and fair value reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005.

	Note	CONSOLIDATED			COMPANY		
		Previous GAAP	Effect of change in accounting policy $'000	AIFRS	Previous GAAP	Effect of change in accounting policy $'000	AIFRS
Equity securities available-for-sale	(a)	4,273	(3,067)	1,206	-	-	-
Fair value internal derivatives	(b)	-	-	-	-	-	-
Fair value derivative liabilities	(b)	-	-	-	-	-	-
Cash flow hedge reserve	(b)	-	-	-	-	-	-
Unrealised gain reserve	(a)	-	(3,112)	(3,112)	-	-	-
Foreign currency translation reserve	(a)	-	(45)	(45)	-	-	-

Notes to the reconciliation of financial instruments as if AASB 132/139 was applied at 1 July 2005

(a) Available-for-sale financial assets
Under previous GAAP available-for-sale equity securities were recognised at cost. In accordance with AIFRS these are recognised at fair value with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 'recycled' through the income statement. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The effect on the consolidated entity is to decrease equity securities available-for-sale by $3.1 million (the Company: nil) and decrease the fair value reserve by $3.1 million (the Company: nil) at 1 July 2005.

(b) Derivatives
Under the previous GAAP, and the consolidated entity's accounting policy, not all derivatives were recognised on balance sheet. On adoption of AASB 139 all derivatives will be recognised on balance sheet. At 1 July 2005 there is no effect on the consolidated entity or on the Company on adoption of this new accounting policy.

(c) Loans and receivable
Under AIFRS loans and receivables are required to be carried at amortised cost. There is no effect on the consolidated entity or on the Company at 1 July 2005 on adoption of this new accounting policy.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)

Director's declaration

1. In the opinion of the directors of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) ("the Company"):

   (a) the financial statements and notes set out on pages 1 to 63 and the remuneration disclosures that are contained in sections 1 to 9 of the Remuneration Report in the Directors' Report, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and

      (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) The remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

   (c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2006.

Signed in accordance with a resolution of the directors:

Peter John Willcox
Chairman

Thierry Jean Alphonse Soursac
Chief Executive Officer and Group Managing Director

Melbourne
20 September 2006

Independent audit report to the members of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)

Scope

The financial report and directors' responsibilities

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes 1 to 39 to the financial statements and the directors' declaration for both Mayne Pharma Limited ('the Company') and Mayne Pharma Limited and its controlled entities (the 'consolidated entity'), for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that financial year.

As permitted by the *Corporations Regulations 2001,* the Company has disclosed information about the remuneration of directors and executives ('remuneration disclosures'), required by Australian Accounting Standard 124 *Related Party Disclosures,* under the heading 'Remuneration report' in sections 1 to 5 and 8 of the directors' report and not in the financial report. The Remuneration report also contains information in sections 6, 7 and 9 not required by Australian Accounting Standards AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting polices and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standards AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* . The directors are also responsible for the remuneration disclosures contained in the directors' report

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the sue of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee than all material misstatements have been detected.

We performed procedures to assess whether in all material responses the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements of Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, of their performance as represented by the result of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures which included:

- examining on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

1. In our opinion, the financial report of Mayne Pharma Limited is in accordance with:

   (a) the Corporations Act 2001, including:

      (i) giving a true and fair value of the Company's and consolidated entity's financial position at 30 June 2006 and of their performance for the financial year ended on the date; and

      (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) other mandatory financial reporting requirements in Australia.

2. The remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures* .

KPMG

KPMG

Paul J McDonald

Paul McDonald
Partner

Melbourne
20 September 2006

ASX Additional information

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report is set out below:

Shareholdings (as at 8 September 2006)

Substantial shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company's voting securities. The current issued capital of Mayne Pharma Limited as at 30 June 2006 is 640,645,416.

Shareholder	Latest Reported Shareholding	% of Issued Capital
Maple-Brown Abbott Limited	66,348,612	10.36%
Westpac Banking Corporation	60,949,883	9.51%
National Australia Bank Limited Group	53,188,183	8.30%
Challenger Financial Services Group Limited	34,219,662	5.34%
Lazard Asset Management Pacific Co	33,622,493	5.25%

Distribution of equity security holders

Holding category	Number of holders of fully paid ordinary shares	Number of shares
1-1,000[1]	32,640	12,211,623
1,001-5,000	24,009	55,202,320
5,001-10,000	3,932	28,067,152
10,001-100,000	2,089	43,878,871
100,001 and over	115	501,285,450
Total	62,785	640,645,416

[1] There are 14,784 shareholders holding less than a marketable parcel at 8 September 2006.

Twenty Largest Shareholders[2]

Shareholder	Number of Shares	Percent of Shares on Issue
Westpac Custodian Nominees Ltd	153,506,380	23.96%
National Nominees Limited	76,596,524	11.96%
JP Morgan Nominees Australia Limited	67,303,139	10.51%
Citicorp Nominees Pty Limited	44,269,277	6.91%
Cogent Nominees Pty Limited	24,453,236	3.82%
ANZ Nominees Limited	22,423,146	3.50%
Westpac Financial Services Ltd	20,418,196	3.19%
UBS Nominees Pty Ltd	14,792,330	2.31%
RBC Dexia Investor Services	14,227,240	2.22%
HSBC Custody Nominees	9,890,496	1.54%
AMP Life Limited	9,415,181	1.47%
Victorian Workcover Authority	3,938,164	0.61%
Westpac Life Insurance	3,240,084	0.51%
Queensland Investment Corporation	3,132,497	0.49%
Transport Accident Commission	2,636,415	0.41%
Australian Foundation Investment	2,100,000	0.33%
Australian Reward Investment Alliance	1,967,154	0.31%
Macquarie Equities Asia Limited	1,517,320	0.24%
The University of Melbourne	1,513,695	0.24%

[2] This table identifies the registered shareholders who may not beneficially own the shares.

Voting rights

On a show of hands, every person present in the capacity of a member of the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy attorney or, in the case of a member which is a body corporate, by representative, has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

Stock Exchange

The Company is listed on the Australian Stock Exchange. The Home exchange is Sydney.

Other Information

Mayne Pharma Limited is a publicly listed company limited by shares and is incorporated and domiciled in Australia.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/09/2006

TIME: 11:03:44

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Receives approval for epirubicin in the USA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX AND MEDIA RELEASE

19 September 2006

Mayne Pharma receives approval for epirubicin in the USA

Mayne Pharma Limited (ASX:MYP) has today announced that it has received marketing authorisation for its freeze-dried epirubicin product from the US Food & Drug Administration (FDA).

Dr Thierry Soursac, Mayne Pharma'a Chief Executive Officer and Managing Director commented "We are pleased to have received approval for this important oncology product at the formation of the market for generic epirubicin in the USA, showing once again the strength of our regulatory and intellectual property strategies."

Epirubicin, sold under the brand name Ellence®, generated sales of approximately US$68 million in the US market (source: IMS Health MAT June 2006).

oooo0000oooo

Investor contact

Andrew Rowe
Vice President Investor Relations
Mob: +44 7920 598 353

Media contacts

Sue Cato
Cato Counsel
Ph: +61 2 9360 6066
Mob: +61 419 282 319

Matthew Horan
Cato Counsel
Mob: +61 403 934 958

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than A$$800 million in its financial year ended 30 June 2006 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/09/2006

TIME: 09:04:51

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

19 September 2006

Mayne Pharma Limited

TRADING HALT

The securities of Mayne Pharma Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 21 September 2006 or when the announcement is released to the market.

Security Code: MYP

James Gerraty
Manager, Issuers (Melbourne)

mayne

Mayne Pharma Limited
ABN 58 097 054 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 3 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone 61 3 9868 0700
Fax 61 3 9868 0156

19 September 2006

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Trading halt

Mayne Pharma Limited (***Company***) requests a trading halt in relation to the trading of its ordinary shares on the ASX with immediate effect.

This request is made because the Company is currently in discussions in relation to a potential transaction which, if those discussions are successfully concluded, is likely to have a material effect on the price at which the Company's securities trade on ASX.

We request that the trading halt should last until the commencement of trading on Thursday 21 September, assuming that is the maximum trading halt permitted under the ASX's trading rules.

The Company anticipates that the trading halt will be ended by the Company making a further announcement to the market. The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Dimitri Kiriacoulacos
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/09/2006

TIME: 15:04:52

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Mayne Pharma receives approval for oxaliplatin in the UK

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX AND MEDIA RELEASE

18 September 2006

Mayne Pharma receives approval for oxaliplatin in the UK

Mayne Pharma Limited (ASX:MYP) has today announced that it has received marketing authorisation for its oxaliplatin product from the MHRA, the UK drug approval agency.

The product completed the mutual recognition procedure on 31 July 2006 and has now been approved in 6 EU countries and Australia.

In May 2006 a ruling by the UK High Court (subject to an ongoing appeal) found in favour of Mayne Pharma in regard to certain patents for its oxaliplatin products.

Oxaliplatin, sold under the brand name Eloxatin® is a core anti-cancer product used in the treatment of stage III and metastatic colorectal cancer. Oxaliplatin generated sales of approximately €28 million in the UK market (source: IMS Health MAT June 2006).

oooo0000oooo

Investor contact

Andrew Rowe
Vice President Investor Relations
Mob: +44 7920 598 353

Media contacts

Sue Cato
Cato Counsel
Ph: +61 2 9360 2021
Mob: +61 419 282 319

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than AS$800 million in its financial year ended 30 June 2006 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/09/2006

TIME: 11:48:49

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Executive Options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Mayne Pharma Limited

ABN

58 097 064 330

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,445,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options to acquire ordinary shares in Mayne Pharma Limited issued pursuant to the rules of the Mayne Pharma Executive Share Option Plan. The options are issued with the following exercise prices and expiry dates: • 375,000 options exercisable at $2.50 and expiring on 1 January 2011 • 1,070,000 options exercisable at $2.90 and expiring on 12 September 2011

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options are unquoted. Shares issued pursuant to the exercise of options will rank pari passu with existing ordinary shares.
5	Issue price or consideration	Options issued for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to eligible executives under Mayne Pharma Executive Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	640,655,416	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,160,000	Options issued over ordinary shares pursuant to the Mayne Pharma Executive Share Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	It is not expected that the issue of options will have any effect on the Company's dividend policy.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 18 September 2006

(~~Director~~/Company secretary)

Print name: Dimitri Kiriacoulacos

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/09/2006

TIME: 12:39:15

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Andrew Binfield
Date of last notice	22 February 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 September 2006
No. of securities held prior to change	• 1,360,000 options exercisable at $2.50 per option and expiring on 19 November 2010 • 188,562 ordinary shares
Class	Employee options
Number acquired	680,000 options exercisable at $2.90 and expiring on 12 September 2011
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	• 2,040,000 options to acquire ordinary shares in Mayne Pharma Limited • 188,562 ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options pursuant to the rules of the Mayne Pharma Executive Share Option Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/09/2006

TIME: 12:37:34

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thierry Jean Alphonse Soursac
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 September 2006
No. of securities held prior to change	2,700,000 options exercisable at $2.50 per option and expiring on 19 November 2010
Class	Employee options
Number acquired	1,350,000 options exercisable at $2.90 and expiring on 12 September 2011
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.	Nil
No. of securities held after change	4,050,000 options over fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options pursuant to the rules of the Mayne Pharma Executive Share Option Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/09/2006

TIME: 12:35:44

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options are unquoted. Shares issued pursuant to the exercise of options will rank pari passu with existing ordinary shares.
5	Issue price or consideration	Options issued for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to eligible executives under Mayne Pharma Executive Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	640,655,416	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,715,000	Options issued over ordinary shares pursuant to the Mayne Pharma Executive Share Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	It is not expected that the issue of options will have any effect on the Company's dividend policy.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==